As confidentially submitted to the Securities and Exchange Commission on November 16, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: [●]

Takeda Yakuhin Kogyo Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

Takeda Pharmaceutical Company Limited

(Translation of registrant’s name into English)

Japan	1-1, Nihonbashi-Honcho 2-Chome Chuo-ku, Tokyo 103-8668, Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Costa Saroukos

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668, Japan

Tel: +81 3 3278-2306

Fax: +81 3 3278-2268

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Keiji Hatano, Esq.,

Sullivan & Cromwell LLP,

Otemachi First Square, 5-1, Otemachi 1-Chome,

Chiyoda-ku, Tokyo 100-0004, Japan

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares Representing Common Stock Common Stock, no par value*	New York Stock Exchange

*	Listed not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

N.A.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes     ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☐  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐     No  ☐

Indicate by check mark whether the registrant has submitted electronically every interactive data file required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☐  No

ii

As used in this registration statement, references to the “Company,” “Takeda,” “we,” “us” and “our” are to Takeda Pharmaceutical Company Limited and, except as the context otherwise requires, its consolidated subsidiaries. References to “Shire” are to Shire plc and, except as the context otherwise requires, its consolidated subsidiaries.

On May 8, 2018, we announced our offer to acquire all of the issued and to-be-issued share capital of Shire (the “Shire Acquisition”). See “Item 4. Information on the Company—A. History and Development of the Company—Shire Acquisition.” We and Shire operate as independent companies and will continue to do so until after the closing of the Shire Acquisition. For information on the business of Shire, see “Item 4. Information on the Company—Appendix: Business of Shire.” For information on the operating results and financial condition of Shire, see “Item 5. Operating Review and Financial Review and Prospects—Appendix: Operating and Financial Review and Prospects of Shire.” To the extent referring to periods following the completion of the Shire Acquisition, references in this registration statement to “Takeda,” “we,” “us” and “our” and to the “combined company” are to Takeda following its acquisition of Shire.

In this registration statement, we present our audited consolidated financial statements as of March 31, 2017 and 2018 and for the fiscal years ended March 31, 2016, 2017 and 2018. Pursuant to Article 3-05 of Regulation S-X, we separately present the audited consolidated financial statements of Shire as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017. Pursuant to Article 11 of Regulation S-X, we also present an unaudited pro forma condensed combined balance sheet and statement of income as of and for the fiscal year ended March 31, 2018. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The term IFRS also includes International Accounting Standards (“IAS”) and the related interpretations of the committees (Standard Interpretations Committee and International Financial Reporting Interpretations Committee). The consolidated financial statements of Shire are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Therefore, our results of operations are not directly comparable with those of Shire.

On November 8, 2018, we published our unaudited interim condensed consolidated financial statements as of September 30, 2018 and for the six months ended September 30, 2017 and 2018, which were prepared in accordance with IAS 34 and the rules of the Tokyo Stock Exchange, in Japan. An English translation of such unaudited interim condensed consolidated financial statements is included as an exhibit to this registration statement.

As used in this registration statement, “yen” or “¥” means the lawful currency of Japan, “U.S. dollar” or “$” means the lawful currency of the United States of America (“U.S.”), “pound sterling” or “£” means the lawful currency of the United Kingdom and “euro,” “€,” or “EUR” means the lawful currency of the member states of the European Monetary Union.

As used in this registration statement, “ADS” means an American Depositary Share, representing 0.5 shares of the Company’s common stock, and “ADR” means an American Depositary Receipt evidencing one or more ADSs. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.”

As used in this registration statement, except as the context otherwise requires, the “Companies Act” means the Companies Act of Japan.

In this registration statement, we present “EBITDA” and “Adjusted EBITDA,” which are not measures presented in accordance with IFRS. For more information, see “Item 5. Operating and Financial Review and Prospects—Results of Operations—Certain Non-IFRS Performance Measures.”

Amounts shown in this registration statement have been rounded to the nearest indicated digit unless otherwise specified. In tables and graphs with rounded figures, sums may not add up due to rounding.

Special Note Regarding Forward-Looking Statements

This registration statement contains forward-looking statements. These statements appear in a number of places in this registration statement and include statements regarding the intent, belief, or current and future expectations of our management with respect to our business, financial condition and results of operations. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “intend,” “project,” “plan,” “aim,” “seek,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other similar terminology. These statements are not guarantees of future performance and are subject to various risks and uncertainties. Actual results, performance or achievements, or those of our industry, may differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. In addition, these forward-looking statements are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise and involve known and unknown risks and uncertainties. These forward-looking statements involve statements regarding:

•	the Shire Acquisition, our ability to complete it or our ability to achieve its expected benefits;

•	our goals and strategies;

•	our ability to develop and bring to market new products;

•	expected changes in our revenue, costs, expenditures, operating income or other components of our results;

•	expected changes in the pharmaceutical industry or in government policies and regulations relating to it;

•	developments regarding or the outcome of any litigation or other legal, administrative, regulatory or governmental proceedings;

•	information regarding competition within our industry; or

•	the effect of economic, political, legislative or other developments on our business or results of operations.

Forward-looking statements regarding operating income and operating results are particularly subject to a variety of assumptions, some or all of which may not be realized. Accordingly, the forward-looking statements included in this registration statement should not be interpreted as predictions or representations of future events or circumstances.

Potential risks and uncertainties include those identified and discussed in “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 4. Information on the Company” and elsewhere in this registration statement. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this registration statement. Except as required by law, we disclaim any obligation to update or review any forward-looking statements contained in this registration statement, whether as a result of new information, future events or otherwise.

Item 1. Identity of Directors, Senior Management and Advisers

A.	Directors and senior management.

Information about Takeda’s directors and executive officers as of the date of this registration statement is provided in Item 6. A of this registration statement. Their business address is: 1-1 Nihonbashi-honcho 2-Chome, Chuo-ku, Tokyo, 103-8668, Japan.

B.	Advisers.

Not applicable.

C.	Auditors.

For the three years ended March 31, 2018, KPMG AZSA LLC, an independent registered public accounting firm, has acted as our auditor. The address of KPMG AZSA LLC is Otemachi Financial City South Tower, 9-7 Otemachi 1-Chome, Chiyoda-ku, Tokyo, 100-8172, Japan. KPMG AZSA LLC is a member of the Japanese Institute of Certified Public Accountants.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

The following table presents selected financial information as of and for the years ended March 31, 2014, 2015, 2016, 2017 and 2018, which is derived from our consolidated financial statements. These financial statements are prepared in accordance with IFRS.

The selected consolidated financial information set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” in this registration statement and our consolidated financial statements and notes thereto included in this registration statement.

	As of and for the fiscal year ended March 31,
	2014	2015	2016	2017	2018
	(billions of yen and thousands of shares, except for per share data)
Selected Statements of Operations Data:
Revenue	¥1,691.7	¥1,777.8	¥1,807.4	¥1,732.1	¥1,770.5
Operating profit (loss)	139.3	(129.3)	130.8	155.9	241.8
Share of profit (loss) of investments accounted for using the equity method	1.0	1.3	(0.0)	(1.5)	(32.2)
Profit (loss) before tax	158.9	(145.4)	120.5	143.3	217.2
Net profit (loss) for the year	109.6	(143.0)	83.5	115.5	186.7
Net profit (loss) attributable to owners of the Company	106.7	(145.8)	80.2	114.9	186.9
Per share amounts
Basic earnings (losses)	¥135.10	¥(185.37)	¥102.26	¥147.15	¥239.35
Diluted earnings (losses)	134.95	(185.37)	101.71	146.26	237.56
Cash dividends	180.00	180.00	180.00	180.00	180.00
Cash dividends in U.S. dollars(1)	$1.75	$1.50	$1.60	$1.62	$1.69

Selected Statements of Financial Position Data:
Total assets	¥4,569.1	¥4,296.2	¥3,824.1	¥4,346.8	¥4,106.5
Total equity	2,540.6	2,206.2	2,011.2	1,949.0	2,017.4
Share capital	63.6	64.0	64.8	65.2	77.9

Other Data:
Number of shares outstanding at end of period	789,681	789,924	790,284	790,521	794,688

Note:

(1)

Calculated using the Japanese yen—U.S. dollar exchange rate as of March 31 of each year, based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

B.	Capitalization and Indebtedness.

The following table shows our capitalization and indebtedness as of March 31, 2018.

The following capitalization table should be read in conjunction with Item 5 of this registration statement and our audited consolidated financial statements included in this registration statement.

As of March 31, 2018
(billions of yen)
Debt:
Bonds	¥172.9
Loans	812.8

Total debt	¥985.7

Equity:
Share capital	¥77.9

Authorized—3,500,000,000 shares
Issued—794,688,295 shares
Share premium	90.7
Treasury shares	(74.4)
Retained earnings	1,557.3
Other components of equity	350.6
Other comprehensive income related to assets held for sale	(4.8)

Equity attributable to owners of the Company	1,997.4
Non-controlling interests	20.0
Total equity	¥2,017.4

Total capitalization and indebtedness	¥3,003.1

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Any investment in our ADSs involves risk. Prospective investors should carefully consider, in light of their own financial circumstances and investment objectives, the following risks before making an investment decision with respect to our ADSs. If any of the following risks actually occurs, it could have a material adverse effect on our business, financial condition, results of operations and future prospects, and the market value of our ADSs may be adversely affected.

The risks discussed below are those that we believe are material, but these risks and uncertainties may not be the only risks that we face. Additional risks that are not known to us at this time, or that are currently believed to be not material, could also have a material adverse effect on our business, financial condition, results of operations, future prospects and the value of our ADSs.

Risks Relating to the Shire Acquisition

We may not be able to complete the Shire Acquisition on the expected schedule, or at all.

The Shire Acquisition will be effected pursuant to a Scheme of Arrangement (the “Scheme”) under Article 125 of the Jersey Companies Law. The effectiveness of the Shire Acquisition is subject to, among others:

•

the approval of the Scheme by a majority in number representing at least 75% of the voting rights of Shire shareholders present and voting (and entitled to vote) at a meeting convened by the Royal Court of Jersey and the approval of certain resolutions at a general meeting of Shire shareholders;

•	the sanction of the Royal Court of Jersey; and

•

the approval of certain resolutions by at least two-thirds of shares of our common stock voted at an extraordinary general meeting of our shareholders (the quorum for which meeting is one-third of the then-outstanding voting rights), which meeting we expect to convene in order to seek the approval of the issuance of new shares of our common stock to shareholders of Shire as consideration for the Shire Acquisition.

The completion of the Shire Acquisition is also subject to, among others, the following further conditions:

•	the receipt of antitrust clearances in the European Union (the “EU”) and other relevant jurisdictions;

•	the Scheme becoming effective prior to May 8, 2019;

•	the approval by the Tokyo Stock Exchange and other local Japanese stock exchanges for the listing of the new Takeda shares to be issued as consideration for the Shire Acquisition; and

•	the approval by the New York Stock Exchange (the “NYSE”) of our ADRs for listing, subject to official notice of issuance.

The fulfillment of these conditions is outside of our direct control, and there can be no assurance that they will be fulfilled on the schedule that we expect or at all. Furthermore, the waiver or amendment of any of the conditions to the acquisition is subject to the approval of the U.K. Panel on Takeovers and Mergers. Moreover, neither we nor Shire are required to wait until all other conditions have been fulfilled or waived prior to convening our respective shareholder meetings in order to approve the acquisition, and it is possible that, even following approvals by either or both of our respective shareholders, the acquisition will be terminated due to the inability to satisfy one or more of the other conditions.

On October 26, 2018, we announced that we were in discussions with the European Commission, the EU antitrust regulator, in relation to the future potential overlap in the area of inflammatory bowel disease (“IBD”) between our marketed product ENTYVIO and Shire’s pipeline compound SHP647, which is currently in Phase III clinical trials, and that we had proposed an antitrust remedy of a potential divestment of SHP647 and certain associated rights. We expect that the European Commission will issue its decision in relation to the Shire Acquisition, including any conditions thereto, on or before November 20, 2018, and an announcement containing the substance of that decision will be made in due course. Subject to receiving the necessary regulatory and shareholder approvals (our and Shire’s respective extraordinary general meetings are scheduled for December 5, 2018), we intend that completion of the Shire Acquisition will take place on January 8, 2019. If the European Commission’s decision were to result in a delay to this expected timing, we intend that completion of the Shire Acquisition would take place as soon as practicable after January 8, 2019.

The consideration payable by us for the Shire Acquisition is not subject to adjustment due to changes in the relative prices of our and Shire’s common shares.

Under the terms of the Shire Acquisition, each Shire shareholder is entitled to receive $30.33 in cash and either 0.839 New Takeda shares or 1.678 Takeda ADSs for each share of Shire. The amount of consideration to which each Shire shareholder is entitled is not subject to adjustment based on fluctuations in the market price for our common stock relative to the market price for Shire’s ordinary shares. If the price of the shares of our common stock increases relative to Shire’s, the aggregate value of the consideration payable by us may be more than expected. If the price of the shares of our common stock decreases relative to Shire’s, Shire’s shareholders may not find the consideration sufficiently attractive, and may decline to approve the Shire Acquisition. The amount of consideration to be paid by us is also not subject to adjustments for fluctuations in foreign exchange rates.

We will be required to commit substantial time and resources to successfully complete the Shire Acquisition.

The process of and preparations for the closing of the Shire Acquisition will require a significant commitment of time and resources, including the involvement of senior members of our management team and key employees from across our corporate structure and various business units worldwide and the retainer of a number of financial, accounting, legal and other advisors. We have incurred and expect to continue to incur substantial transaction costs, such as fees paid to legal, financial, accounting and other advisors and other fees paid in connection with the acquisition, in the current fiscal year and in future fiscal years. In the six months ended September 30, 2018, we recorded ¥7.9 billion of acquisition-related costs, such as advisory fees, as a component of selling, general and administrative expenses, ¥3.2 billion of restructuring expense in other expenses and ¥8.8 billion of finance expense relating to the arrangement of commitments to finance the Shire Acquisition, and we expect to incur further costs in future periods. We expect that the costs related to the Shire Acquisition to be incurred in the fiscal year ending March 31, 2019 will be between ¥40.0 billion and ¥60.0 billion. This estimate does not include integration costs, interest on indebtedness and other financial expenses, as the amount of those expenses is dependent on the timing of the completion of the Shire Acquisition. The preparations required to achieve the closing may divert management’s attention from other strategic opportunities and from the day-to-day operation of our business.

We may be required to pay Shire a significant “break fee” in certain circumstances. No “break fee” will be payable by Shire.

We and Shire have signed a Co-operation Agreement (the “Co-operation Agreement”) governing certain matters leading to the closing of the Shire Acquisition. In certain circumstances, we have agreed to pay Shire a “break fee.” The break fee would be calculated as a percentage of the value of the cash and Takeda shares to be delivered per share of Shire (a total of £48.17 per share) multiplied by the total issued and to-be-issued shares of Shire (937,925,528 shares), each as of May 8, 2018, the date of our agreement to acquire Shire, and payable in U.S. dollars (calculated at an exchange rate of £1 to $1.3546), rounded down to the nearest dollar, which amount represents the overall value of Shire implied by our offer for Shire as of May 8, 2018, or approximately $61.2 billion (the “break fee base amount”). The circumstances where we have agreed to pay a break fee, and the amount of such fee, are:

•

if our board of directors withdraws, adversely modifies, adversely qualifies, fails to provide or fails to reaffirm (when requested to do so) its recommendation that our shareholders vote in favor of the necessary resolutions to approve, implement and effect the Shire Acquisition and the issue of the new shares of our common stock expected to be presented at an extraordinary general meeting of our shareholders (the “Takeda Resolutions”), and either we or Shire serves notice to terminate the Co-operation Agreement, 2% of the break fee base amount, or approximately $1.22 billion;

•

the Takeda Resolutions are not passed at the extraordinary general meeting of our shareholders, and either we or Shire serves notice to terminate the Co-operation Agreement, 1% of the break fee base amount, or approximately $0.612 billion; or

•

on or prior to May 8, 2019, if our offer to acquire Shire lapses or is withdrawn as a result of our invoking of, where permitted to do so by the U.K. Panel on Takeovers and Mergers, or failure to waive a regulatory condition (including the receipt of any relevant antitrust clearance) to the closing of the acquisition, or if the European Commission initiates a “Phase 2” review under the EU Merger Regulation (or a similar event occurs in a member state of the EU), 1.5% of the break fee base amount, or approximately $0.918 billion (subject to certain exceptions).

The Co-operation Agreement does not provide for the payment of a break fee by Shire to us.

We may fail to realize the anticipated benefits of the Shire Acquisition.

The ultimate success of the Shire Acquisition depends on our ability to realize the anticipated growth opportunities and synergies leading to cost savings we expect from combining the businesses. Even following the completion of the Shire Acquisition, it will be necessary for us to continue to devote significant time and resources to the reorganization of our personnel structure, enhancement of cost-efficiency and the strengthening of management and operational functions in order to realize the anticipated synergies from the integration of Takeda’s and Shire’s businesses. We expect to incur non-recurring cash costs totaling approximately $2.4 billion in connection with the integration of Shire in the first three fiscal years following the completion of the Shire Acquisition. The expected synergies and the projected cash costs necessary to achieve them may be affected by changes in the overall economic, political and regulatory environment, including applicable tax regimes and fluctuations in foreign exchange rates, and the realization of the other risks relating to our business described herein. Furthermore, the integration process may divert management’s attention from other strategic opportunities and the day-to-day operation of our business. If we are not able to successfully manage the integration process and create a unified business culture, the anticipated benefits of the acquisition and subsequent integration may not be realized fully or at all or may take longer or prove more costly to realize than expected.

We may face significant challenges in integrating the organizations, business cultures, procedures and operations of Takeda and Shire, including:

•	integrating personnel, operations and systems, while maintaining focus on selling and promoting existing and newly acquired or produced products;

•	coordinating and integrating geographically dispersed organizations;

•	changes or conflicts in corporate culture;

•

the need to manage, train and integrate Shire’s personnel, who may have limited experience with the respective companies’ business lines and products, and to retain existing employees, particularly high-skilled or other key employees and senior members of the management team;

•	maintaining and growing Shire’s customer base;

•	incremental tax exposure based on the differences in our corporate structure and Shire’s;

•	maintaining business relationships with suppliers, third-party alliance partners and other key counterparties; and

•	inefficiencies associated with the integration and management of the operations of the two companies.

Furthermore, in connection with the Shire Acquisition, we expect to record significant amounts of goodwill and intangible assets. If we are unable to achieve the anticipated benefits of this acquisition, we could be required to recognize significant impairment losses related to such goodwill and intangible assets, potentially up to their full value. Additionally, because we intend to issue a significant number of additional shares of our common stock as part of the consideration for the Shire Acquisition, a failure to achieve the anticipated benefits of the Shire Acquisition could negatively affect our earnings per share.

We have substantial debt, and expect to incur significant additional debt in connection with the Shire Acquisition, which may limit our ability to execute our business strategy, refinance existing debt or incur new debt, and if we are unable to meet our goals for deleveraging after the Shire Acquisition, we could be at a greater risk of a downgrade of our credit ratings.

Our consolidated bonds and loans were ¥985.7 billion as of March 31, 2018. In connection with the Shire Acquisition, on May 8, 2018, we entered into a dollar-denominated 364-Day Bridge Credit Agreement (the “Bridge Credit Agreement”), with aggregate commitments of $30.85 billion, to finance a portion of the funds required for the Shire Acquisition. Subsequently, on June 8, 2018, we entered into a Term Loan Credit Agreement (the “Term Loan Credit Agreement”) with an aggregate commitment of $7.5 billion, and reduced commitments under the Bridge Credit Agreement by the same amount. On October 26, 2018, we entered into a Senior Short Term Loan Facility Agreement (the “SSTL”), with aggregate commitments of ¥500.0 billion, and reduced the commitments under the Bridge Credit Agreement by $4.5 billion. On November 8, 2018, we announced an offering of euro-denominated senior notes, with a potential offering of dollar-denominated senior notes to follow (the “Notes Offerings”), the total aggregate principal amount of which is expected to be approximately equivalent to $14.05 billion, and expect to reduce commitments under the Bridge Credit Agreement in reference to the aggregate principal amount of such notes. We expect to draw down on the commitments to the Term Loan Credit Agreement, the SSTL and the Bridge Credit Agreement (as may be further reduced by reference to the notes offered in the Notes Offerings, subject to any additional refinancing) at the time of the closing of the Shire Acquisition. Furthermore, following the completion of the Shire Acquisition, we may refinance all or a portion of the amounts borrowed under the SSTL pursuant to a Subordinated Syndicated Loan Agreement (the “Subordinated Loan Agreement”) entered into on October 26, 2018, with aggregate commitments of ¥500.0 billion, subject to our ability to obtain alternative financing.

Moreover, subject to any potential refinancing, or repurchases completed prior to the closing (if any), following the Shire Acquisition, Shire’s consolidated borrowings and capital leases, which totaled $19.5 billion as of December 31, 2017, would be included in our consolidated balance sheet. This significant amount of aggregate debt and the substantial amount of cash required for payments of interest and principal could adversely affect our liquidity. Furthermore, we are required to comply with certain covenants within various financing arrangements and violations of such covenants may require the acceleration and immediate repayment of the indebtedness, which may in turn have a material adverse effect on our financial condition.

We may desire to or be required from time to time to incur additional borrowings, including refinancing any of the Bridge Credit Agreement, the Term Loan Credit Agreement, the SSTL or any other indebtedness to be incurred in connection with the Shire Acquisition and settlement of Shire’s existing indebtedness. In particular, any amounts borrowed under the Bridge Credit Agreement will mature at the latest 364 days following the date of funding (in the case of Tranche 4 thereto, which is currently the subject of an aggregate of $3.5 billion of lending commitments, 90 days following such date), requiring us to repay, whether by cash on hand or from other sources, such as dispositions, or to refinance such borrowings soon after they are incurred. We may also be unsuccessful in pursuing a refinancing alternative to the SSTL other than the Subordinated Loan Agreement. Our ability to arrange a re-financing will depend on our financial position and performance, prevailing market conditions and other factors beyond our control.

We aim to decrease our leverage following the Shire Acquisition, with a target ratio of net debt to Adjusted EBITDA of 2.0x or less within three to five years following completion of the Shire Acquisition, and are considering selected disposals of non-core assets to increase the pace of deleveraging. However, we may not be able to meet these goals if we are unable to sufficiently decrease our overall indebtedness, or if we are unable to achieve sufficient increases in earnings to offset our increased levels of debt. We may also not be successful in selecting non-core assets for disposal, and disposals may affect our business, financial condition or results of operations adversely, leading to larger-than-expected decreases in earnings. We may also not be able to dispose of such assets successfully in a manner that allows us to meet our goals or at all.

If we are unable to decrease our leverage, we may be subject to additional ratings actions by third-party ratings agencies. For example, in May 2018, Moody’s (Japan) K.K. lowered our credit rating to A2 from A1, reflecting its expectations for our overall levels of leverage in the future, even in the absence of the Shire Acquisition. In addition, in May 2018, S&P Global Ratings announced that it was reviewing our credit ratings with a view to a potential downgrade due to our decision to acquire Shire. Any future downgrades may negatively influence the terms for the refinancing of our existing debt or new borrowings on terms that we would consider to be commercially reasonable.

The unaudited pro forma condensed combined financial data presented herein is not necessarily representative of our actual or future financial performance.

The unaudited pro forma condensed combined balance sheet and statement of income as of and for the fiscal year ended March 31, 2018 included in this registration statement have been prepared in accordance with the relevant requirements of Article 11 of Regulation S-X and Form 20-F for illustrative purposes only, and show the effect of:

•	the Shire Acquisition;

•	the financing obtained by us to fund the cash portion of the acquisition consideration, reflecting the drawdown of commitments under the Bridge Credit Agreement and Term Loan Credit Agreement; and

•	the issuance of shares of our common stock to shareholders of Shire, including shares represented by ADSs.

The unaudited pro forma condensed combined balance sheet gives effect to these transactions as if they had occurred on March 31, 2018, while the unaudited pro forma condensed combined statement of income gives effect to these transactions as if they had occurred on April 1, 2017.

The unaudited pro forma condensed combined financial information has been derived from the audited historical financial statements of Takeda and Shire, and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Shire Acquisition. The amount of consideration to be recorded on our financial statements will vary based on the exchange rate at the date of the closing of the Shire Acquisition and the value of our and Shire’s respective shares. The terms and conditions of the financing that will be used to fund the Shire Acquisition, including the amount of debt we actually incur, have not been finally determined and are subject to change. The unaudited pro forma condensed combined financial information does not include, among other things, adjustments relating to costs expected to be incurred in relation to restructuring or integration activities, estimated synergies, the effect of any further refinancing of commitments under the Bridge Credit Agreement, Term Loan Credit Agreement (including the SSTL or the notes offered in the Notes Offering) or existing indebtedness of either of Takeda or Shire or other potential items that are currently not factually supportable and, in the case of the unaudited pro forma condensed combined statement of income, expected to have a continued impact on our results following the completion of the Shire Acquisition. Certain assets and liabilities of Shire have been measured at fair value based on preliminary estimates using assumptions that we believe are reasonable, utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised and may include additional assets acquired or liabilities assumed as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the unaudited pro forma condensed combined financial information and the final acquisition accounting may occur and could be material.

In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate. Such assumptions can be adversely affected by known or unknown facts, risks and uncertainties, many of which are beyond our or Shire’s control. Other factors may also affect the combined company’s financial condition or results of operations following the closing of the Shire Acquisition. In addition, following the closing of the Shire Acquisition, the financial position and results of operations of Shire, which are reported under U.S. GAAP, will be converted to IFRS for inclusion in our consolidated financial position and results of operations, which are reported under IFRS. The unaudited pro forma condensed combined financial information presents the effect of such conversion based on the information available to us as of the date hereof. We expect further information to become available to us after the completion of the Shire Acquisition, and the adjustments actually made to convert Shire’s financial information to IFRS may vary in material ways from the assumptions made in the unaudited pro forma condensed combined financial information contained in this registration statement.

We will be subject to additional risks arising from the acquired businesses of Shire and from the legal, regulatory and tax regimes that Shire operates under.

Following the completion of the Shire Acquisition, we will assume the risks related to Shire’s businesses, which differ from, or will amplify, certain risks we currently face. For example, markets outside Japan, particularly the United States, represent a larger portion of Shire’s business than ours, and we therefore expect our overall exposure to these markets to increase following the completion of the Shire Acquisition. As with our products, Shire’s products are subject to competition from generic or other competing products, and the successful introduction of such competitors or the invalidation of patent protections over Shire’s products could materially and adversely affect the products acquired. Additionally, Shire operates in certain businesses that we currently do not, including rare diseases and plasma-derived therapies. These businesses will present new or unfamiliar challenges to us. Shire’s plasma-derived therapies in particular present significant challenges relating to the sourcing, production and transportation of plasma, all of which are complex and subject to extensive regulation, in addition to being capital intensive. If we are unable to manage this new business effectively, we may lose market share or customer confidence, be required to pursue additional manufacturing capability or sourcing (or, in the case of an oversupply, lower prices charged, record impairment charges on facilities or inventory or close certain facilities) or take other actions which could materially and adversely affect the plasma-derived therapies business.

Furthermore, we will be subject to additional legal, regulatory and tax regimes that Shire operates under, many of which are complex and could subject us to additional risks or liabilities. For example, Shire is subject to evolving and complex tax laws in various jurisdictions and routinely obtains advice on tax matters, including the tax treatment of the break fee it received in connection with the terminated offer to acquire Shire made by AbbVie, Inc. in 2014, which has not been agreed with the tax authorities. In addition, in connection with its 2016 acquisition of Baxalta Inc. (“Baxalta”), Shire has agreed to indemnify Baxter International Inc., its affiliates and each of their respective officers, directors and employees against certain tax-related losses if the merger of Baxalta and Shire causes the prior spin-off of Baxalta by Baxter and related transactions to fail to qualify as tax-free. Although Shire received an opinion of tax counsel that the merger will not cause such prior transactions to fail to qualify as tax-free, such opinion is not binding on the tax authorities and the potential tax indemnification obligations are not limited in amount.

If we are unable to effectively manage these additional risks, our business, results of operations or financial conditions following the completion of the Shire Acquisition could be materially and adversely affected.

[You will not have the opportunity to vote on the Shire Acquisition.

The issuance of new shares of our common stock as consideration for the Shire Acquisition must be approved by a two-thirds majority (including those voted by proxy) of a general meeting of the shareholders of Takeda representing a quorum of at least one third of the then-outstanding voting rights of Takeda. No shareholder approvals or proxies are being sought hereby. We expect that an extraordinary general meeting of our shareholders to approve such resolution will be convened and occur on December 5, 2018, which is prior to the effectiveness of this registration statement and the listing of our ADRs on the NYSE. Therefore, even if you acquire our ADRs following the effectiveness of this registration statement, you will not have the opportunity to vote (including by proxy) on the resolution to approve the issuance of new Takeda shares as consideration for the Shire Acquisition.]

Risks Relating to Our Business

Research and development of pharmaceutical products are expensive and subject to significant uncertainties, and we may be unsuccessful in bringing commercially successful products to market or recouping development costs.

Our ability to continue to grow our business depends significantly on the success of our research and development activities in identifying, developing and successfully commercializing new products in a timely and cost-effective manner. To accomplish this, we commit substantial efforts, funds and other resources to research and development, both through our in-house resources and through collaborations with third parties. However, research and development programs for new products by pharmaceutical companies are expensive and involve intensive preclinical evaluation and clinical trials in connection with a highly complex and lengthy regulatory approval process. See “—If we fail to comply with government regulations, regulatory approvals and reimbursement requirements, our business could be adversely affected.” The research and development process for a new pharmaceutical product also requires us to attract and retain sufficient numbers of highly-skilled employees and can take up to 10 years to 15 years or longer from discovery to commercial launch. Moreover, even if we successfully develop and bring to market new products, there is only a limited available patent life in which to recoup these development costs.

During each stage of the approval process and post-approval life cycle of our products, there is a substantial risk that we will encounter serious obstacles including the following:

•	unfavorable results from preclinical testing of a new compound;

•	difficulty in enrolling patients in clinical trials, or delays or clinical trial holds at clinical trial sites;

•	delays in completing formulation and other testing and work necessary to support an application for regulatory approval;

•	adverse reactions to the product candidate or indications of other safety concerns;

•	insufficient clinical trial data to support the safety or efficacy of the product candidate;

•	difficulty or delays in obtaining all necessary regulatory approvals in each jurisdiction where we propose to market such products;

•	failure to bring a product to market prior to a competitor, or to develop a product sufficiently differentiated from a competing product to achieve significant market share;

•	difficulty in obtaining reimbursement at satisfactory rates for our approved products from governments and insurers;

•	difficulty in obtaining regulatory approval for additional indications;

•	failure to enter into or implement successful alliances for the development and/or commercialization of products;

•	inability to manufacture sufficient quantities of a product candidate for development or commercialization activities in a timely or cost-efficient manner;

•

even after we obtain regulatory approval for and commercialize a product, such product and its manufacturer are subject to continual regulatory review, and any discovery of previously unknown problems with the product or the manufacturer may result in imposition of restrictions or recalls, including withdrawal of the product from the market; and

•

the degree of market acceptance of any approved product candidate by the medical community, including physicians, healthcare professionals and patients, will depend on a number of factors, including relative convenience and ease of administration, the prevalence and severity of any adverse reactions, availability of alternative treatments, pricing and our sales and marketing strategy.

In addition, to the extent that new regulations raise the costs of obtaining and maintaining product authorizations, or limit the economic value of a new product to its originator, our profitability and growth prospects could be diminished. Development of new and innovative products can also require the use of emerging platforms and technologies for which regulations either do not yet exist or are under development or modification. This may lead to greater uncertainty and risk in establishing the necessary data for approvals to conduct clinical trials and/or receiving marketing approvals.

As a result of the foregoing or other factors, we may decide to abandon the development of potential pipeline products in which we have invested significant resources, even where the product is in the late stages of development. Moreover, there can also be no assurance that we will be successful in bringing new products to market, marketing them, achieving sufficient acceptance thereof and recouping our investments in their development. For example, our pipeline compounds may not receive regulatory approval, become commercially successful or achieve satisfactory rates of reimbursement. Additionally, products approved for use and successfully marketed in one market may be unable to obtain regulatory approval, become commercially successful or achieve satisfactory rates of reimbursement in other markets. As a result, we may be unable to earn returns on investments that we originally anticipated or at all, or may be forced to revise our research and development strategy, and our business, financial condition and results of operations could be materially and adversely affected.

If we fail to comply with government regulations, regulatory approvals and reimbursement requirements, our business could be adversely affected.

Obtaining marketing approval for pharmaceutical products is a lengthy, complex and highly regulated process that requires intensive preclinical and clinical data, and the approval process can vary significantly depending on the regulatory authority. Relevant health authorities may, at the time of the filing of the application for a marketing authorization, or later during their review, impose requirements that can evolve over time, including requiring additional clinical trials, and such authorities may delay or refuse to grant approval. Even where we have obtained marketing approval for a product in one or more major markets, we may need to invest significant time and resources in applying for approval in other markets, and there is no assurance that we will be able to obtain such approval. In recent years, health authorities have become increasingly focused on product safety and on the risk/benefit profile of pharmaceutical products, which could lead to more burdensome and costly approval processes and negatively affect our ability to obtain regulatory approval for products under development. For example, the U.S. Food and Drug Administration (the “FDA”), the European Medicines Agency (the “EMA”), and the Pharmaceuticals and Medical Devices Agency (the “PMDA”), have been implementing strict requirements for approval, particularly in terms of the volume of data needed to demonstrate a product’s efficacy and safety.

Even after regulatory approval is obtained, marketed products are subject to various post-approval requirements, including continual review, risk evaluations, comparative effectiveness studies and, in some cases, requirements to conduct post-approval clinical trials to gather additional safety and other data. Regulatory authorities in many countries have worked to enhance post-approval monitoring in recent years, which has increased post-approval regulatory burdens. Post-regulatory approval reviews and data analyses can lead to the issuance of recommendations by government agencies, health professional and patients or other specialized organizations regarding the use of products; for example, a recommendation to limit the patient population of a drug’s indication, the imposition of marketing restrictions, including changes in product labeling, or the suspension or withdrawal of the product. Any such action can result in reductions in sales volume and/or new or increased concerns about the adverse reactions or efficacy of a product. These substantial regulatory requirements have, over time, increased the costs associated with maintaining regulatory approvals and achieving reimbursement for our products.

If the regulatory approval process or post-approval, reimbursement or other requirements become significantly more burdensome in any of our major markets, we could become subject to increased costs and may be unable to obtain or maintain approval to market our products. Any such adverse changes could materially and adversely affect our business, results of operations or financial condition.

The expiration or loss of patent or regulatory data protection over our products or patent infringement by generic manufacturers could lead to significant competition from generic versions of the relevant product and lead to declines in market share and price levels of our products.

Our pharmaceutical products are generally protected for a defined period by various patents (including those covering drug substance, drug product, approved indications, methods of administration, methods of manufacturing, formulations and dosages) and/or regulatory exclusivity, which are intended to provide us with exclusive rights to market the products for the life of the patent or duration of the regulatory data protection period. The loss of market exclusivity for pharmaceutical products opens such products to competition from generic substitutes that are typically priced significantly lower than the original products, which typically adversely affects the market share and prices of the original products.

Generic substitutes have high market shares in a number of key markets, including the United States, Europe and many emerging countries, and the adverse effects of the launch of generic products are particularly significant in such markets. The introduction of generic versions of a pharmaceutical product typically leads to a swift and substantial decline in the sales of the original product. Our active life cycle management efforts cannot fully mitigate the impact of competition from generics. In the United States and the EU, for example, political pressure to reduce spending on prescription drugs has led to legislation and other measures that encourage the use of generic products. In Japan, the government is implementing various measures to control drug costs, including by encouraging medical practitioners to use and prescribe generic drugs, and in June 2017 announced its intention to raise generic drug penetration with respect to products for which market exclusivity has expired to 80% by volume by September 2020. Legislation has also been passed in the United States and Europe encouraging the use of biosimilar products. Similar to generics, biosimilars aim to provide less expensive versions of innovative biologic products. New legislation has provided abbreviated pathways for the approval and marketing of biosimilar products, which may affect the profitability and commercial viability of our biologic products.

Certain of our products have begun to, or are expected over the next several years to, face declining sales due to the loss of market exclusivity. For example, following the expiration of patent protection over bortezomib, the active ingredient in VELCADE, one of our largest selling products in the United States, a competing bortezomib-containing product has been introduced. This has led to a decrease in sales of VELCADE, and further entry of competing products could result in substantial additional declines. Such decreases may accelerate following the scheduled expiration of patent protection over the formulation of VELCADE in 2022, or earlier if a competitor is able to develop a way to formulate VELCADE in a manner that does not infringe the relevant patent or succeed in getting the formulation patent invalidated. In addition, as patent protection has expired for PANTOPRAZOLE in many major markets including the United States and the EU, sales of PANTOPRAZOLE have continued to decline in those markets.

We may also be subject to competition from generic drug manufacturers prior to the expiration of patents if a manufacturer successfully challenges the validity of our patents, or if the manufacturer believes that the benefits of launching the generic drug “at risk” (prior to the expiration of our patent) outweigh the costs of defending infringement litigation. If such a competitor launches a generic product “at risk” before the initiation or completion of court proceedings, a court may decline to grant us a preliminary injunction to halt further “at risk” sales and remove the infringing product from the market. While we may be entitled to obtain damages subsequently, the amount we may ultimately be awarded and able to collect may be insufficient to compensate for the loss of sales and other harm caused to us. Furthermore, if we lose patent protection as a result of an adverse court decision or a settlement, in certain jurisdictions, we may face the risk that government and private third party payers and purchasers of pharmaceutical products may claim damages alleging they have over-reimbursed or overpaid for a drug.

If our patent and other intellectual property rights are infringed by generic drug manufacturers or other third parties, we may not be able to take full advantage of the potential or existing demand for our products. The protection that we are able to obtain for our prescription drugs varies from product to product and country to country and may not always be sufficient because of local variations in issued patents, or differences in national law or legal systems, including inconsistency in the enforcement or application of law and limitations on the availability of meaningful legal remedies. In particular, patent protection in emerging markets is often less certain than in developed markets. Certain countries may also engage in compulsory licensing of pharmaceutical intellectual property to other manufacturers as a result of local political pressure. Furthermore, the attention of our management and other personnel could be diverted from their normal business activities if we decide to litigate against such infringement. The realization of any such risks could adversely and materially affect our business, financial condition and results of operations.

We are subject to the risk of intellectual property infringement claims directed to us by third parties.

We are also subject to the risk of infringement claims directed at us by third parties. Although we monitor our operations to prevent infringement on the intellectual property rights of third parties, if we are found to have infringed the intellectual property rights of others or if we agree to settle infringement claims, we may be required to recall the relevant products, terminate manufacturing and sales of such products, pay significant damages or pay significant royalties.

We evaluate any such infringement claims to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, and in keeping with applicable accounting and disclosure standards, we establish reserves and/or disclose the relevant litigation claims or decide not to establish reserves or disclose. These assessments and estimates are based on the information available to our management at such time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from those envisioned by our current assessments and estimates. Although the parties to such patent and intellectual property disputes in the pharmaceutical industry have often settled through licensing or similar arrangements, the costs associated with these arrangements may be substantial and could include the payment of ongoing royalties. Furthermore, the necessary licenses may not be available on acceptable terms or at all. Therefore, if we are unable to successfully defend against infringement claims by third parties, our financial results could be materially and adversely affected.

We face risks from the pursuit of acquisitions, and the anticipated benefits and synergies resulting from acquisitions may not be realized.

We regularly pursue acquisitions for a number of reasons, including strengthening our pipeline, complementing existing lines of business, adding research and development capabilities or pursuing other synergies. The pursuit of these acquisitions requires the commitment of significant management and capital resources in various stages, from the exploration of potential acquisition targets to the negotiation and execution of an acquisition to the integration of an acquired business into our own. The required commitment of time and resources may divert the attention of management or capital or other resources away from our day-to-day business. Moreover, we may not be able to recoup the investment of capital or other resources through the successful integration of acquired businesses, including the realization of any expected cost or other synergies. Specifically, we may encounter the following difficulties:

•	We may face significant challenges in combining the infrastructure, management and information systems of acquired companies with ours, including integrating research and development,

manufacturing, distribution, marketing and promotion activities and information technology systems.

•	There may be difficulties in conforming standards, controls, procedures and accounting and other policies, as well as business cultures and compensation structures.

•	We may not be able to retain key personnel at acquired companies, or our own employees may be motivated to leave due to acquisitions.

•	We may not be successful in identifying and eliminating redundancies and achieving other cost savings as expected.

•	We may not be able to successfully realize benefits from acquired products, including pipeline products under development.

Integrating the operations of multiple new businesses with that of our own is a complex process that requires significant management attention and resources. The integration process may disrupt our existing and other newly acquired businesses and, if implemented ineffectively, could have an adverse impact not only on our ability to realize the benefits of a given acquisition but also on the results of our existing operations. Integration-related risks may be heightened in cases where acquired businesses’ operations, employees or customers are located outside our major markets and we incur higher costs than anticipated due to regulatory changes, environmental factors or foreign exchange fluctuations. We continue to pursue strategic business acquisitions globally as a key part of our continuous growth strategy. If we are not able to achieve the anticipated benefits of any future acquisitions in full or in a timely manner, we could be required to recognize impairment losses, we may not be able to recoup our investment, and our business, financial position and results of operations could be materially and adversely affected. Particularly, we may be unable to achieve the expected revenues pursuant to licensing, co-promotion or co-development agreements or collaborations. We may also assume unexpected contingent or other liabilities, or be required to mark up the fair value of liabilities (or mark down the fair value of assets) acquired upon the close of an acquisition.

Our operating results and financial condition may fluctuate due to a number of factors and may not be comparable across periods.

Our operating results and financial condition may fluctuate from quarter to quarter and year to year for a number of reasons, including acquisitions, divestitures, major product launches, patent expiration or expiration of regulatory data protection for key products and other reasons. In particular, as part of our efforts to refocus our business portfolio, we have recently entered into a number of significant transactions that are expected to affect our results of operations, including:

•	the Shire Acquisition, if closed successfully;

•	the acquisition of TiGenix NV in July 2018;

•	the divestment of Wako Pure Chemical Industries, Ltd. (“Wako Pure Chemical”), one of our consolidated subsidiaries, to FUJIFILM Corporation in April 2017;

•	the acquisition of ARIAD Pharmaceuticals, Inc. (“ARIAD”) in February 2017;

•	the sale of our respiratory business to AstraZeneca plc (“AstraZeneca”) in April 2016; and

•

the transfer of certain long-listed products, consisting of products for which patent protection and regulatory data protection have expired, to Teva Takeda Yakuhin Ltd., a wholly-owned subsidiary of Teva Takeda Pharma Ltd., a joint venture we formed with Teva Pharmaceutical Industries Ltd., in April 2016, and the subsequent sale of seven additional long-listed products in May 2017.

We intend to continue to pursue both acquisitions of new businesses and dispositions of existing businesses in the future. As a result, period-to-period comparisons of our results of operations may not always be directly comparable, and these comparisons should not be relied upon as an indication of future performance. Our operating results and financial condition are also subject to fluctuations from the risks described throughout this section.

We have significant global operations, which expose us to additional risks.

Our global operations, which encompass more than 70 countries in diverse regions across the world, are subject to a number of risks, including the following:

•	difficulties in monitoring and coordinating research and development, marketing, supply-chain and other operations in a large number of jurisdictions;

•	risks related to various laws, regulations and policies, including those implemented following changes in political leadership and trade, capital and exchange controls;

•	changes with respect to taxation, including impositions or increases of withholding and other taxes on remittances and other payments by our overseas subsidiaries;

•	varying standards and practices in the legal, regulatory and business cultures in which we operate, including potential inability to enforce contracts or intellectual property rights;

•	trade restrictions and changes in tariffs;

•	complex sanctions regimes in various countries such as Japan, the United States, the EU and other jurisdictions, violations of which could lead to fines or other penalties;

•	risks related to political instability and uncertain business environments;

•	changes in the political or economic relationship between Japan and the other countries and regions in which we operate;

•	acts of terrorism, war, epidemics and other sources of social disruption; and

•	difficulties associated with managing local personnel and preventing misconduct by local third-party alliance partners.

Any one or more of these or other factors could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations. Even prior to the announcement of the Shire Acquisition, further expansion overseas has been one of our key strategies, and, in the fiscal year ended March 31, 2018, regions outside of Japan accounted for 67.2% of our consolidated revenue, with the United States in particular contributing 33.8% of consolidated revenue. We expect that markets outside Japan, particularly the United States and also Europe, Canada and emerging markets, will continue to be increasingly important to our business and results of operations, increasing the likelihood that any of these risks is realized.

We may not be able to realize the expected benefits of our investments in emerging markets.

We have been taking steps to grow our business in emerging markets, which we define to include Russia/Commonwealth of Independent States (“CIS”), Latin America, Asia (excluding Japan) and Other (including the Middle East, Oceania and Africa). Our revenue from emerging markets was ¥278.1 billion (or 15.7% of our total revenue) for the fiscal year ended March 31, 2018, and we intend to pursue further growth in such emerging markets.

However, there is no guarantee that our efforts to expand sales in emerging markets will succeed. Some countries may be especially vulnerable to periods of global financial instability or may have very limited resources to spend on healthcare. In order to successfully implement our emerging markets strategy, we must attract and retain qualified personnel, despite the possibility that some emerging markets may have a relatively limited number of persons with the required skills and training. We may also be required to increase our reliance on third-party agents within less-developed markets, which may put us at increased risk of liability. In addition, many emerging markets have currencies that fluctuate substantially, and if such currencies are devalued and we cannot offset the devaluations, our financial performance in such countries may be adversely affected. Further, many emerging markets have relatively weak intellectual property protection and inadequate protection against crime, including counterfeiting, corruption and fraud. Operations in certain emerging countries, where corruption may be more prevalent than in more developed countries and where internal compliance practices may not be well established, may also pose challenges from a legal and regulatory compliance perspective.

For reasons including but not limited to the above, sales within emerging markets carry significant risks, and the realization of such risks could have a material adverse effect on our business, financial condition and results of operations.

We depend on our “growth driver” products to support out future growth, and any events that adversely affect the markets for these products may adversely affect our business, financial condition and results of operations.

Our future growth depends largely on our “growth drivers,” which we define as products in our core therapeutic areas of gastroenterology (“GI”), oncology and neuroscience, as well as emerging markets. As a result of our focus on these therapeutic areas and markets, any event that adversely affects products aimed at these therapeutic areas or markets could have a material and adverse effect on our business, financial condition and results of operations. These events could include discovery of previously unknown adverse reactions, loss of intellectual property protection, increased costs associated with manufacturing, supply chain issues or product shortages, regulatory proceedings, changes in labeling, publicity affecting doctor or patient confidence in the product, material product liability litigation and introduction of new, more effective treatments.

Our results of operations and financial condition may be adversely affected by foreign currency exchange rate fluctuations.

We manufacture and sell products to customers in numerous countries, and we have entered and will enter into acquisition, licensing, borrowings or other financial transactions that give rise to translation and transaction risks related to foreign currency exposure. Fluctuations in currency exchange rates in the markets where we are active could negatively affect our results of operations, financial position and cash flows. For the fiscal year ended March 31, 2018, 67.2% of our sales were in markets outside Japan, and we expect this proportion to be even higher for subsequent fiscal periods, due to anticipated increases in overseas sales of growth driver products and the contribution of Shire’s results to our results of operations, particularly in the U.S. market. Our consolidated financial statements are presented in Japanese yen, and by translating the foreign currency financial statements of our foreign subsidiaries into yen, the amounts of our revenue, operating profit, assets and equity, on a consolidated basis, are affected by prevailing rates of exchange. For example, an increase in the value of Japanese yen relative to the other currencies that we operate in, particularly the U.S. dollar and the euro, during the fiscal year ended March 31, 2017 was a significant downward factor that contributed to a decrease in consolidated revenue, presented in Japanese yen, from the fiscal year ended March 31, 2016. In the fiscal year ended March 31, 2018, this trend reversed, but increases in the strength of the yen in future years may similarly negatively affect our results of operations.

We utilize certain hedging measures with respect to some of our foreign currency transactions. However, such hedging measures do not cover all of our exposures and, even to the extent they do, they may only delay, or may otherwise be unable to completely eliminate, the impact of fluctuations in foreign currency exchange rates.

We may not be able to adequately expand our product portfolio through third-party alliance arrangements.

We expect that we will continue to rely on third parties for key aspects of our business, including the discovery and development of new products, in-licensing products and the marketing and distribution of approved products. A major part of our research and development strategy is to enhance collaborations with third parties in the biotechnology industry, academia and the public sector, and we believe that the overall strength of our research and development program and product pipeline depends on our ability to identify and initiate partnerships, acquisitions, in-licensing arrangements and other collaborations with third parties. For example, a number of our key products, including ADCETRIS, TRINTELLIX and AMITIZA, are in-licensed products developed through alliances with third parties. However, there can be no assurance that any of our third-party alliances will lead to the successful development and marketing of new products. Moreover, reliance on third-party alliances subjects us to a number of risks, including:

•

We may be unable to identify suitable opportunities at a reasonable cost and on terms that are acceptable to us due to active and intense competition among pharmaceutical groups for alliance opportunities or other factors.

•

Entering into in-licensing or partnership agreements may require the payment of significant “milestones” well before the relevant products are placed in the market, without any assurance that such investments will ultimately become profitable in the long term.

•

When we research and market our products through collaboration arrangements, the performance of certain key tasks or functions are the responsibility of our collaboration partners, who may not perform effectively or otherwise meet our expectations.

•

Decisions may be under the control of or subject to the approval of our collaboration partners, and we may have differing views or be unable to agree upon an appropriate course of action. Any conflicts or difficulties that we may have with our partners during the course of these agreements or at the time of their renewal or renegotiation or any disruption in the relationships with our partners may affect the development, launch and/or marketing of certain of our products or product candidates.

In addition, a licensor may attempt to terminate its license agreement with us or elect not to renew it to pursue other marketing opportunities. Our licensors could also merge with or be acquired by another company, or experience financial or other setbacks unrelated to our licensing arrangements. Any of these events may force us to abandon a development project and adversely affect our ability to adequately expand or maintain our product portfolio.

Our reliance on third parties for the performance of key business functions, particularly research and development and product commercialization, heightens the risks faced by our business.

We rely on suppliers, vendors and partners, including alliances with other pharmaceutical companies, for key aspects of our business, including research and development, manufacture and commercialization of products, support for information technology systems and certain human resource functions. We do not control these partners, but we depend on them in ways that may be significant to us. If these parties fail to meet our expectations or fulfill their obligations to us, we may fail to receive the expected benefits. In addition, if any of these third parties fails to comply with applicable laws and regulations in the course of its performance of services for us, there is a risk that we may be held responsible for such violations as well. This risk is particularly serious in emerging markets, where corruption is often prevalent and where many of the third parties on which we rely do not have internal compliance resources comparable to our own. Any such failures by third parties, in emerging markets or elsewhere, could adversely affect our business, reputation, financial condition or results of operations.

We are involved in litigation relating to our operations on an ongoing basis, and such litigation could result in financial losses or harm our business.

We are involved in various litigation relating to our operations on an ongoing basis, including claims related to product liability and intellectual property as well as to antitrust, sales and marketing and other regulatory regimes. Given the inherent unpredictability of litigation, it is possible that an adverse outcome in one or more pending or future litigation matters could have a material adverse effect on our operating results or cash flows. For a description of certain ongoing litigation, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Economic and financial conditions may have a material adverse effect on our business, financial condition and results of operations.

Growth of the global pharmaceutical market has become increasingly tied to global economic growth. In this context, a substantial and lasting slowdown of the global economy or major national economies could negatively affect growth in the global pharmaceutical market and, as a result, adversely affect our business. In particular, weak economic conditions can have a particularly adverse impact on pharmaceutical demand in markets having significant co-pays or lacking a developed third-party payer system, as individual patients may delay or decrease out-of-pocket healthcare expenditures. Negative economic developments could also reduce the sources of funding for national social security systems, leading to heightened pressure on drug prices, increased substitution of generic drugs, and the exclusion of certain products from formularies.

Following the global financial crisis in 2008, economic growth continues to be stagnant in major developed countries while the pace of growth in many emerging economies has declined. The referendum vote in the U.K. to leave the EU, known as “Brexit,” the transition to a new presidential administration in 2017 and recent mid-term elections in 2018 in the United States and continued instability in the Middle East and North Korea have increased political and economic uncertainty. To the extent that economic or financial conditions weaken in any of our major operating markets, demand for our products or product pricing could be negatively affected. In addition, to the extent that economic and financial conditions negatively affect the global business environment, we could experience a disruption or delay in the performance of third parties on which we rely for parts of our business, including collaboration partners and suppliers. Such disruptions or delays could have a material and adverse effect on our business, financial condition and results of operations.

Government policies and other pressures to reduce medical costs could have an adverse effect on sales of our pharmaceutical products.

We are subject to governmental regulations mandating price controls in various countries in which we operate. The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and payers are under intense pressure to control spending even more tightly. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Revenue—Pricing and Government Regulation.”

In the United States, the largest market for our products, there has been increasing pricing pressure from managed care groups and institutional and governmental purchasers. In particular, as managed care groups have grown in size due to market consolidation, pharmaceutical companies have faced increased pressure in pricing and usage negotiations, and there is fierce competition among pharmaceutical companies to have their products included in the care providers’ formularies. Moreover, as a result of the Patient Protection and Affordable Care Act (the “ACA”) enacted in 2010, as amended by the Health Care and Education Reconciliation Act (together, the “U.S. Healthcare Legislation”), we have experienced heightened pricing pressure on, and limitations on access to, our branded pharmaceutical products sold in the United States. In addition, there has been increasing attention paid to the level of pricing of pharmaceutical products, including from the Trump administration and other politicians, which could lead to political pressure or legislative, regulatory or other measures being introduced to lower prices. The future of the U.S. Healthcare Legislation, as well as the potential impact of any new legislation, is uncertain, but we expect the health care industry in the United States will continue to be subject to increasing regulation as well as political and legal action.

In Japan, manufacturers of pharmaceutical products must have new products listed on the National Health Insurance (the “NHI”), price list published by the Ministry of Health, Labour and Welfare of Japan (the

“MHLW”). The NHI price list provides rates for calculating the price of pharmaceutical products used in medical services provided under various public medical care insurance systems. Prices on the NHI price list have been subject to revision generally once every two years on the basis of the actual prices at which the pharmaceutical products are purchased by medical institutions in Japan after discounts and rebates from listed price. The average price of products listed on the NHI price list has decreased as a result of each of the revisions in 2014, 2016 and 2018. The Japanese government is currently undertaking healthcare reform initiatives with a goal of sustaining the universal coverage of the NHI program, and is addressing the efficient use of drugs, including promotion of generic use with a target of 80% penetration by volume by September 2020 with respect to products for which market exclusivity has expired. As part of these initiatives, the NHI price list is expected to be revised annually beginning in the fiscal year ending March 31, 2022, which could lead to more frequent downward price revisions.

In Europe, as in the United States, drug prices have been subject to downward pressure due to measures implemented in each country to control drug costs, and prices continue to come under pressure due to parallel imports, generic competition, increasing use of health technology assessment based upon cost-effectiveness and other factors. We are also facing similar pricing pressures in various emerging countries.

We expect these efforts to control costs to continue as healthcare payers around the globe, in particular government-controlled health authorities, insurance companies and managed care organizations (“MCOs”), increasingly pursue initiatives to reduce the overall cost of healthcare, restrict access to higher-priced new medicines, increase the use of generics and impose overall price revisions. Such further implementation of these policies could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty in maintaining the competitiveness of our products.

The pharmaceutical industry is highly competitive, and in order to maintain the competitiveness of our product portfolio, we are required to maintain ongoing, extensive research for technological innovations, including new compounds, to develop and commercialize existing pipeline products, to expand our product portfolio through acquisitions and in-licensing, and to market our products effectively, including by communicating the efficacy, safety and value of our products to healthcare professionals. However, healthcare professionals and consumers may choose competitors’ products over ours nonetheless, if they perceive these products to be safer, more reliable, more effective, easier to administer or less expensive. The success of any product depends on our ability to effectively communicate with and educate the healthcare professionals and patients and convince them of the advantage of our products over those of our competitors. We often carry out costly clinical trials even after our products have been launched to produce data to be utilized for these purposes, but such trials do not always produce the desired outcomes. Furthermore, many of our competitors have greater financial and other resources to conduct such trials in more detail and with larger patient populations, which may ultimately enable them to promote their products more effectively than we do.

In Japan, reduced approval times for drugs already marketed outside Japan have led to increased competition through the introduction of such drugs into the Japanese market by foreign competitors. In addition, new competing products or the development of superior medical technologies and other treatment options could make our products or technologies lose their competitiveness or become obsolete. As discussed above, our products are also subject to competition from inexpensive generic versions of our products, as well as generic versions of our competitors’ products, upon the expiration or loss of related patent protection and regulatory data protection, which may result in loss of market share. If we are unable to maintain the competitiveness of our products, our business, financial position and results of operations could be materially and adversely affected.

Our products may have unanticipated adverse effects or possible adverse effects, which may restrict use of the product or give rise to product liability claims.

As a pharmaceutical company, we are subject to significant risks related to product liability. Unanticipated adverse reactions or unfavorable publicity from complaints concerning any of our products, or those of our competitors, could have an adverse effect on our ability to obtain or maintain regulatory approvals or successfully market our products, and may even result in recalls, withdrawal of regulatory approval or adverse labeling of the product.

While our products are subject to comprehensive clinical trials and rigorous statistical analysis during the development process prior to approval, there are inherent limitations with regard to the design of such trials, including the limited number of patients enrolled in such trials, the limited time used to measure the efficacy of the product and the limited ability to perform long-term monitoring. In the event that such unanticipated adverse reactions are discovered, we may be required to add descriptions of the adverse reactions as “precautions” to the packaging of our products, recall and terminate sales of products or conduct costly post-launch clinical trials. Furthermore, concerns relating to potential adverse reactions could arise among consumers or medical professionals, and such concerns, whether justified or not, could have an adverse effect on sales of our products and our reputation. We could also be subject to product liability litigation by patients who have suffered or claim to have suffered such adverse reactions resulting in harm to their health. For example, numerous claims for damages were brought against us in which plaintiffs alleged to have developed bladder cancer or other injuries as a result of taking products containing Type 2 diabetes treatment pioglitazone, marketed as ACTOS in the United States. We reached a settlement to resolve the vast majority of ACTOS product liability lawsuits pending against us in the United States, resulting in a charge of ¥274.1 billion in the fiscal year ended March 31, 2015. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for a description of these proceedings. We may also be subject to claims regarding manufacturing defects and labeling problems.

Although we maintain product liability insurance at coverage levels that we believe are appropriate, we could be subject to product liability that significantly exceeds such levels. Product liability coverage is also increasingly difficult and costly to obtain, and may not be available in the future on acceptable terms. Therefore, in the future, it is possible that we may need to rely increasingly on self-insurance for the management of product liability risk. In cases where we self-insure, the legal costs that we would bear for handling such claims and potential indemnifications to be paid to claimants could materially and adversely affect our financial condition. In addition, the negative publicity from product liability claims, whether or not justified, may damage our reputation and may negatively impact the number of prescriptions of the product in question or our other products. As a result, our business, financial condition and results of operations could be materially and adversely affected.

The manufacture of our products is technically complex and highly regulated, and supply interruptions, product recalls or other production problems caused by unforeseen events may reduce sales, adversely affect our operating results and financial condition and delay the launch of new products.

The manufacture of our products is technically complex and highly regulated, and as a result we may experience difficulties or delays including but not limited to the following:

•	seizure or recalls of products or shut-downs of manufacturing plants;

•	problems with business continuity, including as a result of a natural or man-made disaster, at one of our facilities or at a critical supplier or vendor;

•

failure by us or by any of our vendors or suppliers to comply with Current Good Manufacturing Practices and other applicable regulations and quality assurance guidelines, which could lead to manufacturing shutdowns, product shortages and delays in product manufacturing;

•

problems with manufacturing, quality assurance/quality control or supply, or governmental approval delays, due to our consolidation and rationalization of manufacturing facilities and the sale or closure of certain sites;

•	failure of a sole source or single source supplier to provide us with necessary raw materials, supplies or finished goods for an extended period of time, which could impact continuous supply;

•	failure of a third-party manufacturer to supply us with semi-finished or finished products on time;

•	construction or regulatory approval delays related to new facilities or the expansion of existing facilities;

•

additional costs related to deficiencies identified by regulatory agencies in connection with inspections of our facilities, and enforcement, remedial or punitive actions by regulatory authorities if we fail to remedy any deficiencies; and

•

other manufacturing or distribution problems including limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, physical limitations or other business interruptions that could impact continuous supply.

Any of the above may reduce sales, delay the launch of new products, and adversely affect our business, financial condition and results of operations.

In July 2018, we acquired Tigenix NV, which develops novel stem cell therapies for serious medical conditions. The development and manufacture of stem cell products and other biologics, including products we expect to add to our portfolio following the completion of the Shire Acquisition, present heightened or additional risks. The manufacture of biologics, including stem cell products, is highly complex and is characterized by inherent risks and challenges, such as raw material inconsistencies, logistical and sourcing challenges, significant quality control and assurance requirements, manufacturing complexity (including heightened regulatory requirements) and significant manual processing. Unlike products that rely on chemicals for efficacy, such as most pharmaceuticals, biologics are difficult to characterize due to the inherent variability of biological input materials. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory, which could be costly to us or result in reputational damage.

The illegal distribution and sale by third parties of counterfeit versions of our products or products stolen from us could have an adverse effect on our reputation and business.

Third parties may illegally distribute and sell counterfeit versions of our products, which do not meet the rigorous manufacturing and testing standards to which our products are subject. A patient who receives a counterfeit drug may be at risk for a number of dangerous health consequences. Reports of adverse reactions to counterfeit drugs or increased levels of counterfeiting could materially affect patient confidence in our products, which could have a material adverse effect on our reputation and financial results. In addition, thefts at warehouses, at plants, or in transit of inventory that is not properly stored or that is sold through unauthorized channels could adversely affect patient safety, our reputation and our results of operations.

We are increasingly dependent on information technology systems and our systems and infrastructure face the risk of theft, exposure, tampering or other intrusions.

Certain important processes relating to the research and development, production and sales of our products depend heavily on our information systems, including cloud-based computing, or those of third party providers to whom we outsource certain business functions, including the storage and transfer of critical, confidential, sensitive or personal information regarding our patients, clinical trials, vendors, customers, employees and others. The size and complexity of these computer systems make them potentially vulnerable to service interruptions, malicious intrusions and random attacks. Cyber-attacks are increasing in frequency, sophistication and intensity. Such attacks are made by groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, “hacktivists,” nation-states and others. Cyber-attacks could include the deployment of harmful malware, denial of service attacks, worms, social engineering and other means to affect service reliability and threaten data confidentiality, integrity and availability. The development and maintenance of systems to safeguard against such attacks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly more sophisticated. Despite our efforts, the possibility of a future data compromise cannot be eliminated entirely, and risks associated with intrusion, exposure, tampering, and theft remain.

If our data systems are compromised, our business operations may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished, and we may lose revenue because of unlicensed use of our intellectual property. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be injured resulting in loss of business and/or morale, and we may incur costs to remediate possible injury to our customers and employees or be required to pay fines or take other action with respect to judicial or regulatory actions arising out of such incidents. Data privacy or security breaches by employees and others with permitted access to our systems, including in some cases third-party service providers to which we may outsource certain business functions, may also pose a risk that sensitive data, including intellectual property or personal information, will be exposed to unauthorized persons or to the public.

Changes in data privacy and protection laws and regulations, particularly in Europe, or any failure to comply with such laws and regulations, could adversely affect our business and financial results.

We are subject to laws and regulations globally regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Significant uncertainty exists as privacy and data protection laws may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. For example, the EU’s General Data Protection Regulation (the “GDPR”), which imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored, became effective on May 25, 2018. Furthermore, legislators and regulators in the United States are proposing new and more robust cybersecurity rules in light of the recent broad-based cyberattacks at a number of companies. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others or damage to our reputation and credibility and could also have a negative impact on revenues and profits.

Social media platforms and new technologies present risks and challenges for our reputation and business.

Consumers, the media, pharmaceutical companies and other parties increasingly use social media and other new technologies to communicate about pharmaceutical products and the diseases they are intended to treat. For pharmaceutical companies, the use of these technologies requires specific attention, monitoring programs and moderation of comments. For example, negative or inaccurate posts or comments about us or our products on any social media networking platforms could damage our reputation and business. Social media could also be used to bring negative attention to us or to the pharmaceutical industry as a whole, which could in turn cause reputational harm to us and negatively impact our business. The nature of evidence-based health care, however, may prevent us from rapidly and adequately defending our interests against such comments. In addition, our employees and partners may use social media and mobile technologies inappropriately, which may expose us to liability, or which could lead to breaches of data security, loss of trade secrets or other intellectual property or public disclosure of sensitive information, including information about our employees, clinical trials or customers.

Our dependence on third parties for the inputs for our products subjects us to various risks, and changes in the costs of materials may adversely affect our profitability.

Although we develop and manufacture the active ingredients used in some of our products at our own facilities, we are dependent on third-party suppliers for a substantial portion of the raw materials and compounds used in the products we produce. The price and availability of the raw materials for our products, including chemical compounds and biologics, are subject to the effects of weather, natural disasters, market forces, the economic environment, fuel costs and foreign exchange rates. If our cost for such materials increases, we may not be able to make corresponding increases in the prices of our products due to market conditions or our relationships with our customers, and as a result, our profitability could be materially and adversely affected. Sources of some materials may be limited to a single supplier, and if such supplier faces any difficulty in supplying the materials, we may not be able to find an alternative supplier in a timely manner or at all. If materials become unavailable or if quality problems related to the materials arise, we may be forced to halt production and sales of products that use them. In the event that any of our third-party suppliers is delayed in its delivery of such raw materials or compounds, is unable to deliver the full quantity ordered by us at the appropriate level of quality, or is unable to deliver any raw materials or compounds at all, our ability to sell our products in the quantities demanded by the market may be impaired, which could damage our reputation and relationships with customers. In such a case, our business and results of operations could be adversely affected.

Sales to wholesalers are concentrated, which exposes us to credit risks and pricing pressures.

A significant portion of our global sales are made to a relatively small number of wholesale distributors, retail chains and other purchasing groups. In the fiscal year ended March 31, 2018, our largest wholesale distributor accounted for 12.4% of our total revenue. If one of our significant wholesale distributors encounters financial or other difficulties, such distributor may decrease the amount of business that it does with us, and we may be unable to collect the amounts that the distributor owes us on a timely basis or at all. Furthermore, the concentration of wholesale distributors has been increasing through mergers and acquisitions. In addition to increased credit risks, this has resulted in such distributors gaining additional purchasing leverage, which may increase pricing pressure on our products. Such credit concentration risks and pricing pressure could adversely affect our business, financial condition and results of operations.

We may incur substantial costs due to our environmental compliance efforts or claims relating to our use, manufacture, handling, storage or disposal of hazardous materials.

Our research and development and manufacturing processes use hazardous materials, including chemicals and radioactive and biological materials, and produce hazardous waste. National and local laws and regulations in many of the jurisdictions in which we operate impose substantial potential liability for the improper use, manufacture, handling, storage and disposal of hazardous materials as well as for land contamination, and, in some cases, this liability may continue over long periods of time. Despite our compliance efforts, we cannot completely eliminate the risk of accidental contamination and any resultant injury from these materials. For example, real properties that we owned or used in the past or that we own or use now or in the future may contain undetected contamination resulting from our manufacturing operations at those sites or the activities of prior owners or occupants. While we have not experienced any material expenses or liability in connection with hazardous materials, we may suffer from expenses, claims or liability in the future which may fall outside of or exceed our insurance coverage. Furthermore, changes to current environmental laws and regulations may impose further compliance requirements on us that may impair our research, development and production efforts as well as our other business activities.

We may suffer large losses in the event of a natural or other disaster, such as an earthquake, terrorist attack or other catastrophic event, in any of the markets in which we operate.

Japan and other regions in the world in which we operate are subject to the risk of earthquakes and other natural disasters, including volcanic eruptions, tidal waves, typhoons, floods and hurricanes. For example, the

Great East Japan Earthquake and subsequent tsunami that occurred in March 2011 caused unprecedented property and other damage, although we did not incur any significant damage to our facilities. In addition, other events outside our control, such as war, civil or political unrest, deliberate acts of sabotage, or industrial accidents such as fire and explosion, whether due to human or equipment error, could damage, cause operational interruptions, or otherwise adversely affect certain of our manufacturing or other facilities as well as potentially cause injury or death to our personnel. In the event of a major natural disaster or other uncontrollable event or accident, our facilities, particularly our production plants, may experience catastrophic loss, operations at such facilities may be halted, shipments of products may be suspended or delayed and large losses and expenses to repair or replace facilities may be incurred. Such negative consequences could cause product shortages, significant losses of sales or require significant unexpected expenditures, and materially adversely affect our business, financial condition and results of operations.

We regularly conduct inspections of all of our facilities for maintenance purposes and to prevent potential damage from disaster, and we have global group insurance to cover property damage and business interruption for certain potential losses at our production facilities, although we do not maintain earthquake insurance in Japan. These insurance policies may not be adequate to cover all possible losses and expenses. In addition, our business may also be adversely affected if our suppliers or business partners were to experience a catastrophic loss due to natural disasters, accidents or other uncontrollable events.

We may have to recognize additional charges on our statements of income due to impairment of goodwill and other intangible assets.

We carry significant amounts of goodwill and intangible assets on our balance sheet as a result of past acquisitions. If completed as expected, we also expect to record significant additional goodwill and intangible assets in connection with the Shire Acquisition. As of March 31, 2018, we had goodwill of ¥1,029.2 billion and intangible assets of ¥1,014.3 billion. Goodwill and intangible assets recorded in relation to acquisitions are recognized on our balance sheet on the acquisition date. Under IFRS, we are required to examine such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Impairment of Goodwill and Intangible Assets.” The recognition of such impairment charges may adversely affect our business, financial condition and results of operations.

We may not be able to attract and retain key management and other personnel.

In order to produce, develop, support and market our products, we depend on the expertise and leadership of our senior management team and other key members of our organization. The loss of key members of our organization, including senior members of our scientific and management teams, high-quality researchers and development specialists, could delay or prevent the achievement of major business objectives. The market for such talents has become increasingly competitive, including in specific geographic regions and in specialized fields such as clinical development and biosciences, and we are required to invest heavily in the recruitment, training and retention of qualified individuals, including salary and other compensation to reward performance and incentivize employees. Despite our efforts to retain them, key employees could terminate their employment with us for any reason or for no reason, and there can be no assurance that we will be able to attract or retain key employees and successfully manage them. Our inability to attract, integrate and retain highly skilled personnel, particularly those in leadership positions, may weaken our succession plans and may materially adversely affect our ability to implement our strategy and meet our strategic objectives, which could ultimately adversely affect our business and results of operations.

If we fail to maintain effective internal control over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could cause investors to lose confidence in our reported financial information and may lead to a decline in the trading price of our ADSs.

Our common stock is currently listed only on the Tokyo Stock Exchange and other local Japanese stock exchanges, and we have established internal control over financial reporting pursuant to the requirements applicable to companies listed only in Japan. Following the effectiveness of this registration statement, our common stock and ADSs will be registered under the Securities Exchange Act of 1934 (the “Exchange Act”), and we will become subject to, among other things, the requirements under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The standards for internal control over financial reporting under the Sarbanes-Oxley Act are significantly more extensive than those applicable to companies listed only in Japan. For example, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting. Pursuant to the instructions to Form 20-F, we expect to include this report in our second annual report filed with the Securities and Exchange Commission (the “SEC”) following the effectiveness of this registration statement, which we currently expect will be filed by no later than July 31, 2020. We are still in the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404.

Neither our management nor independent registered public accounting firm has ever performed a comprehensive evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required, and we cannot be certain that material weaknesses in our internal control over financial reporting will not develop or be identified. Any failure to achieve and maintain adequate internal control over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation could cause material weaknesses or other deficiencies in our internal control over financial reporting in the future. If we are unable to successfully remediate any material weaknesses or other deficiencies in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected and investors may lose confidence in our financial reporting, and the price of our ADSs may decline as a result. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.

Risks Relating to the ADSs

A holder of ADSs will have fewer rights than a shareholder has and such holder will have to act through the depositary to exercise those rights.

The rights of shareholders under Japanese law to take various actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining a company’s accounting books and records and exercising appraisal rights, are available only to holders of record. Because the depositary, through its custodian agents, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. Pursuant to the deposit agreement, the depositary will endeavor, to the extent practicable, to make efforts to vote or cause to be voted the shares underlying the ADSs as instructed by the holders and will pay to the holders the dividends and distributions collected from the Company. The depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is case or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote. Moreover, in the capacity as an ADS holder, such holder will not be able to bring a derivative action, examine the Company’s accounting books or records or exercise appraisal rights except through the depositary.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

Our Articles of Incorporation, Regulations of the Board of Directors, Regulations of the Audit and Supervisory Committee and the Companies Act govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties, and shareholders’ rights may be different from those that would apply to a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other jurisdictions. ADS holders may have more difficulty in asserting their rights as a shareholder than such holders would as shareholders of a corporation organized in another jurisdiction. In addition, Japanese courts may not be willing to enforce liabilities against the Company in actions brought in Japan that are based upon the securities laws of other jurisdictions.

Because of daily price range limitations under Japanese stock exchange rules, a holder of ADSs who has surrendered his or her ADSs in favor of shares of our common stock may not be able to sell his/her shares of our common stock at a particular price on any particular trading day, or at all.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, a holder of ADSs who has surrendered his or her ADSs in favor of shares of our common stock wishing to sell on Japanese stock exchange at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

U.S. investors may have difficulty in serving process or enforcing a judgment against us or our directors or executive officers.

We are a limited liability, joint stock corporation incorporated under the laws of Japan. Many of our directors and executive officers reside in Japan, Europe or elsewhere outside of the United States, and a large portion of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

Investors holding less than a full unit of shares will have limited rights as shareholders.

Our Articles of Incorporation provide that 100 shares of our common stock constitute one unit. Although holders of ADSs may withdraw shares of our common stock constituting less than one unit, in connection with the direct holding of the shares of our common stock, the Companies Act imposes significant restrictions and limitations on holders of shares of our common stock that do not constitute a full unit. In general, holders of shares of our common stock constituting less than one unit do not have the right to vote with respect to those shares.

Dividend payments and the amount you may realize upon a sale of our ADSs will be affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.

Cash dividends, if any, in respect of the shares of our common stock represented by our ADSs will be paid to the depositary in Japanese yen and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect, among other things, the U.S. dollar amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs.

Our shareholders of record on a given record date may not receive the dividend they anticipate.

The customary dividend payout practice of publicly listed companies in Japan may significantly differ from that widely followed or otherwise deemed necessary or fair in foreign markets. We ultimately have a discretion to determine any dividend payment amount to our shareholders of record as of a record date, including whether we will make any dividend payment to such shareholders at all, only after such record date. For that reason, our shareholders of record on a given record date may not receive the dividends they anticipate.

Item 4. Information on the Company

A.	History and Development of the Company.

We are a global, research and development-driven pharmaceutical company with a presence in more than 70 countries. We bring highly-innovative, life-changing medicines to patients across the globe, with prescription drugs marketed directly or through our partners in approximately 100 countries worldwide. Our global workforce of more than 27,000 employees is committed to bringing better health and a brighter future to patients. We develop and market pharmaceutical products to treat a broad range of medical conditions including GI diseases, cancer, neurological and psychiatric diseases and other medical conditions, including diabetes and hypertension, as well as vaccines. We are also committed to our corporate social responsibility program, which is dedicated to global health, and our access to medicine strategy, which aims to increase access to innovative and potentially life-saving medicines for patients with some of the highest unmet medical needs across the world.

We have a focused, agile and innovative research and development organization whose goal is to impact patients’ lives by translating science into transformative medicines. We focus on highly innovative medicine, with 41 ongoing clinical research and development programs as of October 31, 2018, more than one-third of which have orphan drug designation. We focus our research and development efforts on our three key therapeutic areas: GI, oncology and neuroscience, plus vaccines. We have successfully built a distinct research and development strategy based on therapeutic area focus, a robust research engine and a comprehensive, differentiated partnership model of collaborations with academia, biotech firms and startups. Our research and development program aims to leverage a combination of internal and external expertise to deliver a sustainable pipeline, and we currently have approximately 180 active partnerships, helping us actively pursue additional innovation.

We are focusing on three key priorities in the mid-term: growing our portfolio, strengthening our pipeline and boosting our profitability. Pursuing portfolio growth involves a focus on our expected key growth drivers, namely the three key therapeutic areas of GI, oncology and neuroscience, as well as emerging markets. This also includes further strengthening our specialty capabilities, while at the same time working to optimize our portfolio through targeted acquisitions and selected disposals of non-core assets.

Our 237-year history started in 1781, when Chobei Takeda I began selling traditional Japanese and Chinese medicines in Doshomachi, Osaka. After Japan’s Meiji Restoration opened the country to increased overseas trade in the late 1860s, we were one of the first companies to begin importing western medicines into Japan. In 1895, we began our pharmaceutical manufacturing business, and our research division was formed in 1914, allowing us to begin to introduce our own pharmaceutical products. In 1925, we were incorporated as Chobei Takeda & Co., Ltd. and our name was later changed to Takeda Pharmaceutical Company Limited. In 1949, our shares were listed on the Tokyo and Osaka stock exchanges. We began expanding into overseas markets in the 1960s, first in Asia and, subsequently, other markets around the world. We began enhancing our overseas business infrastructure in the late 1990s, with the formation of new subsidiaries in the United States and Europe.

Since 2014, Takeda has been focused on becoming an agile, research and development driven, global pharmaceutical company that is well positioned to deliver highly innovative medicines and transformative care to patients around the world. We believe that we have successfully strengthened our reputation by our world-class products and innovation, while remaining true to our values. In addition to our efforts to enhance our research and development capabilities, we have a strong track record of successful cross-border merger and acquisition activities and post-acquisition integration, including our acquisition of ARIAD in 2017, Nycomed A/S in 2011 and Millennium Pharmaceuticals, Inc. (“Millennium”) in 2008. In July 2018, we acquired TiGenix NV, an advanced biopharmaceutical company developing novel stem cell therapies for serious medical conditions, with the aim to bring new treatment options to patients with gastrointestinal disorders. We also entered into more than 50 collaborations with third parties during the fiscal year ended March 31, 2018 to help strengthen our pipeline. With the Shire Acquisition, we are pursuing the next major step in our development into a global pharmaceuticals company. See “—Shire Acquisition.”

Our principal capital expenditures during the three fiscal years ended March 31, 2018 consisted of additions to property, plant and equipment and additions to intangible assets. In the fiscal years ended March 31, 2016, 2017 and 2018, excluding acquisitions, we made capital expenditures (consisting of the additions to property, plant and equipment and intangible assets recorded on our consolidated balance sheet) of ¥125.8 billion, ¥148.1 billion and ¥124.1 billion, respectively, including the following highlights:

•	In the fiscal year ended March 31, 2016, we invested $30 million to acquire a biologics manufacturing facility located in Brooklyn Park, Minnesota, United States from Baxalta US Inc.;

•	In the fiscal year ended March 31, 2017, we invested ¥8.3 billion to prepare the manufacturing facility in Brooklyn Park, Minnesota acquired from Baxalta US. Inc. for the production of ENTYVIO; and

•

In the fiscal year ended March 31, 2018, we invested ¥17.9 billion to construct our new global headquarters in Tokyo. We also invested ¥11.4 billion to purchase manufacturing equipment at our German subsidiary, Takeda GmbH, including ¥4.9 billion in equipment for manufacturing of vaccines for dengue fever.

During the same period, our main acquisitions and divestitures included:

•

In the fiscal year ended March 31, 2016, the transfer of all the shares we owned in Mizusawa Industrial Chemicals, Ltd. to Osaka Gas Chemicals Co., Ltd. and sale of our respiratory portfolio to AstraZeneca;

•

In the fiscal year ended March 31, 2017, the acquisition of ARIAD and the transfer of certain of our long-listed products in Japan to Teva Takeda Yakuhin Ltd., a wholly-owned subsidiary of Teva Takeda Pharma Ltd., a joint venture we formed with Teva Pharmaceutical Industries Ltd., in which we hold a 49% interest;

•	In the fiscal year ended March 31, 2018, the sale of our shares in Wako Pure Chemical to FUJIFILM Corporation, and the sale of seven additional long-listed products to Teva Takeda Yakuhin Ltd.

In December 2017, we entered into an agreement with Takashimaya Company Limited to sell our Tokyo Takeda building and the Takeda Shin-Edobashi building. In July 2018, we completed our acquisition of TiGenix NV, as discussed above, and we sold and divested all our shares and assets in Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. to Novamed Fabricação de Produtos Farmacêuticos Ltda. In August 2018, we sold and divested all our shares and assets in Guangdong Techpool Bio-Pharma Co., Ltd. to Shanghai Pharmaceutical Holding Co. Ltd., pursuant to the agreement we signed in May 2018.

The address of our registered head office is 1-1, Doshomachi 4-Chome, Chuo-ku, Osaka, 540-8645, Japan, and the address of our global head office is 1-1, Nihonbashi-Honcho 2-Chome, Chuo-ku, Tokyo, 103-8668, Japan; telephone number: 81-3-3278-2306. Takeda’s agent in the United States in connection with this registration statement is Takeda Pharmaceuticals U.S.A., Inc., 1 Takeda Parkway, Deerfield, IL 60015 U.S.A., telephone number: 1-224-554-6500.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Our corporate website is www.takeda.com.

Shire Acquisition

Overview

On May 8, 2018, the boards of Takeda and Shire reached agreement on the terms of a recommended offer pursuant to which Takeda will acquire the entire issued and to be issued ordinary share capital of Shire, which we refer to as the “Shire Acquisition.” Under the terms of the Shire Acquisition, each Shire shareholder is entitled to receive $30.33 in cash and either 0.839 New Takeda shares or 1.678 Takeda ADSs for each share of Shire. The expected aggregate consideration is approximately £46 billion (approximately ¥6.96 trillion). This estimate is based on the following assumptions:

•	the closing price of our shares on the Tokyo Stock Exchange of ¥4,923 per share; and

•	exchange rates of £1.00 to ¥151.51 and £1.00 to $1.3945.

In each case, such assumptions are as of April 23, 2018, being the day prior to the announcement that the Shire board would, in principle, be willing to recommend the Shire Acquisition at such consideration. The estimated aggregate consideration is further based on a total issued and to-be-issued share capital of Shire totaling 937,925,528 shares as of May 4, 2018, the last practicable date prior to the announcement of the Shire Acquisition.

Immediately following completion of the Shire Acquisition, we expect that Shire shareholders will own approximately 50% of the combined group. We believe the Shire Acquisition will create a global, values-based and research and development-driven biopharmaceutical company incorporated and headquartered in Japan, with an attractive geographic footprint and the scale to drive future development. Specifically, we expect that the Shire Acquisition will strengthen Takeda’s core therapeutic areas, bringing together Takeda and Shire’s complementary positions in GI and neuroscience and provide leading positions in rare diseases and plasma-derived therapies to complement our existing strength in oncology and focused efforts in vaccines.

The acquisition is expected to close on January 8, 2019, subject to a number of conditions, including receipt of regulatory clearances and approval by the shareholders of both companies (our and Shire’s respective extraordinary general meetings are scheduled for December 5, 2018). See “Item 3. Key Information—D. Risk Factors—Risks Related to the Shire Acquistion—We may not be able to complete the Shire Acquisition on the expected schedule, or at all.” Under the Co-operation Agreement with Shire, dated May 8, 2018, we have agreed to use all reasonable endeavors to complete the Shire Acquisition. In addition, we agreed to pay Shire a “break fee” in the amount and manner stated in the Co-operation Agreement if certain triggering events occur, at or prior to termination of the Co-operation Agreement. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Shire Acquisition—We may be required to pay Shire a significant “break fee” in certain circumstances. No “break fee” will be payable by Shire.” The requirement to pay such “break fee” is subject to certain exceptions. Furthermore, we have agreed that, subject to customary governance and shareholder approval, up to three Shire directors will join our board with effect from the completion of the Shire Acquisition.

Takeda Following the Shire Acquisition

We believe that there is a compelling strategic and financial rational for undertaking the Shire Acquisition, and that the Shire Acquisition will allow us to create a global, values-based, research and development-driven biopharmaceutical company incorporated and headquartered in Japan, with an attractive geographic footprint and the scale to drive future development. In particular, we expect that the combined group will have attractive positions in Japan and the United States, with the United States in particular accounting for nearly half of consolidated revenues, while also maintaining a strong presence in other international markets.

We expect that the combined company will have leading positions in four main therapeutic areas: GI, oncology, neuroscience and rare diseases, with additional strength in plasma-derived therapies and vaccines. Moreover, we and Shire have complementary product development pipelines, with our strength in early stage development, research-oriented development and small molecules being complemented by Shire’s expertise in rare diseases, its modality-diverse mid- and late-stage pipeline enriched with large molecule programs and innovative gene therapy and recombinant protein technologies.

Following the completion of the Shire Acquisition and the following integration of Shire’s business into ours, we expect to be able to achieve significant, recurring pre-tax synergies of at least $1.4 billion annually by the end of the third fiscal year after the completion of the Shire Acquisition, originating from efficiencies in the combined company’s sales, marketing and administrative functions, research and development efforts and product manufacturing and supply. We believe that the realization of these synergies will require non-recurring costs of approximately $2.4 billion in the first three fiscal years following the completion of the Shire Acquisition. We believe that the substantial cash flow generation expected to result from the Shire Acquisition will enable us to maintain our well-established dividend policy, and de-lever following completion. We intend to maintain our investment grade credit rating, with a target net debt to Adjusted EBITDA ratio of 2.0x or less within three to five years following completion of the Shire Acquisition, and are considering disposals of non-core assets to increase the pace of deleveraging.

We also believe that the combined company will be able to realize additional revenue synergies, arising from leveraging the combined strengthened global infrastructure of Takeda and Shire and through greater market presence in our key therapeutic areas, particularly GI and neuroscience.

Following the Shire Acquisition, we intend to maintain our global headquarters in Japan, to expand our research and development presence in the Boston area and to have major regional locations in Japan, Singapore, Switzerland and the United States. We plan to commence a review of the functions to be undertaken at Shire’s current headquarters in Dublin within the first year following completion of the Shire Acquisition. Subject to customary governance and shareholder approval, we have agreed that up to three Shire directors will join our board of directors upon completion of the Shire Acquisition.

B.	Business Overview.

We are a global pharmaceutical company with an innovative portfolio, engaged primarily in the research, development, production and marketing of pharmaceutical products. We have a diversified global business base operating in more than 70 countries and our prescription drugs are marketed in approximately 100 countries. We develop and market pharmaceutical products to treat a broad range of medical conditions including GI diseases, cancer, neurological and psychiatric diseases, and other medical conditions, including diabetes and hypertension, as well as vaccines.

We are focusing on the three key priorities in the mid-term: growing our portfolio, strengthening our pipeline and boosting our profitability. Pursuing portfolio growth involves a focus on our expected key growth drivers, particularly in our three key therapeutic areas of GI, oncology and neuroscience, as well as emerging markets. We are also pursuing further improvements in specialty capabilities, particularly for unmet treatment needs, while making targeted acquisitions and divestitures to further increase our level of focus on our key growth drivers.

Our three core therapeutic areas are GI, oncology and neuroscience. Our key growth driver products in these core therapeutic areas include ENTYVIO, TAKECAB, NINLARO, ADCETRIS, ICLUSIG, ALUNBRIG and TRINTELLIX. We also focus on developing vaccines to address global health needs.

In GI, our principal products include:

•	ENTYVIO, a treatment for moderate to severe ulcerative colitis and Crohn’s disease, and a product we expect to be a driver for growth in the future. Sales of ENTYVIO have grown strongly since its launch in 2014 to become our top selling product in the fiscal year ended March 31, 2018. In July 2018, we obtained a New Drug Application (“NDA”) approval for ENTYVIO for the treatment of patients with moderately to severely active ulcerative colitis in Japan. ENTYVIO is now approved in more than 50 countries worldwide, and we continue to seek approval for ENTYVIO in additional countries. In the fiscal year ended March 31, 2018, our revenue from ENTYVIO was ¥201.4 billion.

•

PANTOPRAZOLE, a proton-pump inhibitor used to treat gastroesophageal reflux disease. We obtained this product in our acquisition of Nycomed A/S in 2011. PANTOPRAZOLE is sold worldwide in a number of countries and regions, and while our substance patents have expired in several key markets, including the United States and the EU, it continues to generate strong sales in emerging markets. In the fiscal year ended March 31, 2018, our revenue from PANTOPRAZOLE was ¥65.8 billion.

•

DEXILANT, a treatment for erosive gastroesophageal reflux disease that was launched in the United States in 2009. DEXILANT has also been approved in Europe and in a number of emerging markets. In the fiscal year ended March 31, 2018, our revenue from DEXILANT was ¥65.7 billion.

•

TAKECAB, a treatment for acid-related diseases, and a product we expect to be a driver for growth in the future. TAKECAB was launched in Japan in 2015 and has achieved significant growth following the expiration of the prescription limitation period in March 2016. In the fiscal year ended March 31, 2018, our revenue from TAKECAB was ¥48.5 billion.

•

AMITIZA, a treatment for constipation that was launched in the United States in 2006. AMITIZA is in-licensed from Sucampo Pharmaceuticals, Inc., which became a wholly-owned subsidiary of Mallinckrodt plc in February 2018, and we have the exclusive rights to further develop and commercialize AMITIZA in all global markets, except Japan and the People’s Republic of China. In the fiscal year ended March 31, 2018, our revenue from AMITIZA was ¥33.8 billion.

In oncology, our principal products include:

•

LEUPRORELIN, a treatment for prostate cancer, breast cancer and endometriosis, is marketed in approximately 100 countries worldwide. In the fiscal year ended March 31, 2018, our revenue from LEUPRORELIN was ¥108.1 billion.

•

VELCADE, a treatment for multiple myeloma (“MM”) and relapsed mantle cell lymphoma that is approved in more than 90 countries worldwide. VELCADE is indicated in the United States, Europe, and Japan as a first-line treatment for MM patients. Janssen Pharmaceutical Companies have commercialization rights outside the United States and pay royalties to us on VELCADE sales in their territories. In the fiscal year ended March 31, 2018, our revenue from VELCADE was ¥113.7 billion in the United States, and we recognized ¥23.6 billion from sales outside the United States. Following the expiration of patent protection over its active ingredient in 2017, generic versions of VELCADE have been introduced.

•

NINLARO, the first oral proteasome inhibitor for the treatment of MM, and a product we expect to be a driver for growth in the future. NINLARO has experienced a strong uptake in sales since launching in the United States in 2015. Due to its efficacy and safety profile and convenient orally administered dosing of one capsule per week, we believe NINLARO has significant potential to improve treatment outcomes in MM by extending therapy duration. We believe NINLARO has the potential to become a broadly-used treatment for MM. NINLARO was approved in the EU in 2016 and in Japan in 2017, and we are seeking marketing authorization in a number of additional countries. In the fiscal year ended March 31, 2018, revenue from NINLARO was ¥46.4 billion.

•

ADCETRIS, an anti-cancer agent used to treat Hodgkin’s lymphoma (“HL”) and systemic anaplastic large cell lymphoma (“sALCL”), and a product we expect to be a driver for growth in the future. ADCETRIS was launched in the United States, the EU and Japan in 2011, 2012 and 2014, respectively. ADCETRIS has received marketing authorization by regulatory authorities in more than 60 countries worldwide. We jointly develop ADCETRIS with Seattle Genetics, Inc. and have commercialization rights in countries outside the United States and Canada. We believe that ADCETRIS has the potential to become a cornerstone in the treatment of malignancies with the presence of CD30, a key driver of classical HL tumor pathogenesis, and we are working to expand the target patient population with new indications. In the fiscal year ended March 31, 2018, our revenue from ADCETRIS was ¥38.5 billion.

•

ICLUSIG, a treatment for chronic myeloid leukemia and Philadelphia chromosome positive acute lymphoblastic leukemia, and a product we expect to be a driver for growth in the future. ICLUSIG was developed by ARIAD and is approved in the United States, the EU, Australia, Switzerland, Israel, Canada and Japan. In the fiscal year ended March 31, 2018, our revenue from ICLUSIG was ¥23.1 billion.

•

ALUNBRIG, an orally administered small molecule anaplastic lymphoma kinase (“ALK”) inhibitor used to treat non-small cell lung cancer (“NSCLC”), and a product we expect to be a driver for growth in the future. ALUNBRIG was developed by ARIAD. ALUNBRIG was granted accelerated approval in the United States in April 2017, and is currently under regulatory review in the EU. We believe ALUNBRIG has the potential to be the best-in-class ALK inhibitor, and we are conducting studies that aim to broaden its approved indications. In the fiscal year ended March 31, 2018, our revenue from ALUNBRIG was ¥2.8 billion.

In neuroscience, our principal product is:

•

TRINTELLIX, an antidepressant indicated for the treatment of major depressive disorder in adults, and a product we expect to be a driver for growth in the future. TRINTELLIX was co-developed with H. Lundbeck A/S, and was launched in 2014 in the United States. We have commercialization rights in the United States and Japan (although TRINTELLIX has not yet been launched in Japan). In 2016, the drug was renamed from BRINTELLIX to TRINTELLIX in the United States to avoid name confusion with another unrelated treatment. In the fiscal year ended March 31, 2018, our revenue from TRINTELLIX was ¥48.4 billion in the United States.

Clinical Development Activities

The following table shows a summary of the status of our clinical-stage pipeline as of October 31, 2018, including approved products in life cycle management:

Category	Phase I	Phase II	Phase III / Filed	Approved with Life Cycle Management
GI	4	2	—	3
Oncology	6	3	2	6
Neuroscience	7	2	—	1
Vaccine	2	2	1	—
Total	19	9	3	10

The following table lists the compounds that we are developing as of October 31, 2018. The compounds in our pipeline are in various stages of development, and the contents of the pipeline may change as compounds currently under development drop out and new compounds are introduced. Whether the compounds listed below are ever successfully released as products depends on various factors, including the results of pre-clinical and clinical trials, market conditions for various drugs and regulatory approvals.

GI Pipeline

Development code <generic name> Brand name (country/region)(1)	Drug Class (administration route)	Indications / additional formulations	Stage(2)		In-house/ In-license
MLN0002 <vedolizumab> ENTYVIO (U.S., EU, Japan)	Humanized monoclonal antibody against α4ß7 integrin (injection)	Crohn’s disease	Japan China	Filed (July 2018) P-III	In-house
		Ulcerative colitis	China	P-III
		Subcutaneous formulation (for Ulcerative colitis, Crohn’s disease)	U.S. EU Japan	P-III P-III P-III

		Adalimumab head-to-head in patients with ulcerative colitis	Global	P-III

		Graft-versus-host disease prophylaxis in patients undergoing allogeneic hematopoietic stem cell transplantation	—	P-II(a)

Cx601 <darvadstrocel> ALOFISEL (EU)	A suspension of allogeneic expanded adipose-derived stem cells (injection)	Refractory complex perianal fistulas in patients with Crohn’s disease	U.S.	P-III	In-house

TAK-438 <vonoprazan> TAKECAB (Japan)	Potassium-competitive acid blocker (oral)	Acid-related diseases	China	Filed (February 2018)	In-house

		Non-erosive reflux disease in patients with Gastro-esophageal Reflux Disease	Japan	P-III
		Gastro-esophageal reflux disease in patients who have a partial response following treatment with a proton pump inhibitor	EU	P-II(b)

TAK-954	5-HT4 receptor agonist (injection)	Enteral feeding intolerance	—	P-II(b)	In-license (Theravance Biopharma, Inc.)

TAK-906(3)	Dopamine D2/D3 receptor antagonist (oral)	Gastroparesis	—	P-II(a)	In-house

TIMP-GLIA(4)	Tolerizing Immune Modifying nanoParticle (TIMP) (injection)	Celiac Disease	—	P-I	In-license (Cour Pharmaceutical Development Company, Inc.)

Kuma-062(5)	Glutenase (oral)	Celiac Disease	—	P-I	In-license (PvP Biologics, Inc.)

Development code <generic name> Brand name (country/region)(1)	Drug Class (administration route)	Indications / additional formulations	Stage(2)		In-house/ In-license

TAK-671	Protease inhibitor (injection)	Acute pancreatitis	—	P-I	In-house

TAK-018	FimH antagonist (oral)	Crohn’s disease	—	P-I	In-license (Enterome Bioscience SA)

Notes:

(1)

Brand name and country/region indicate the brand name and country in which the specific asset has already been approved for any indication in any of the U.S., EU, Japan or China and Takeda has commercialization rights for such asset.

(2)	Country/region in this column denote where a clinical study is ongoing or a filing has been made with our specific intention to pursue approval in any of the U.S., EU, Japan or China.
(3)	TAK-906 was previously known as ATC 1906. In March 2017, Takeda executed its option right to acquire Altos Therapeutics.
(4)	Cour Pharmaceutical Development Company, Inc. led Phase I development.
(5)	PvP Biologics, Inc. led Phase I development.

Oncology Pipeline

Development code <generic name> Brand name (country/region)(1)	Drug Class (administration route)	Indications / additional formulations	Stage(2)		In-house/ In-license

<brigatinib> ALUNBRIG (U.S.)	ALK inhibitor (oral)	2L ALK-positive metastatic Non-Small Cell Lung Cancer in patients previously treated with crizotinib	EU China	Filed (February 2017) P-1	In-house

		1L ALK-positive Non-Small Cell Lung Cancer	U.S. EU China	P-III P-III P-I

		2L ALK-positive Non-Small Cell Lung Cancer in Japanese patients previously treated with ALK inhibitors	Japan	P-II(a)

SGN-35 <brentuximab vedotin> ADCETRIS (EU, Japan)	CD30 monoclonal antibody-drug conjugate (injection)	Front line Hodgkin Lymphoma	EU	Filed (November 2017)	In-license (Seattle Genetics, Inc.)
		Front line Peripheral T-cell Lymphoma	EU Japan	P-III P-III
		Relapsed/refractory Hodgkin Lymphoma	China	P-II
		Relapsed/refractory systemic Anaplastic large-cell lymphoma	China	P-II

MLN9708 <ixazomib> NINLARO (Global)	Proteasome inhibitor (oral)	Newly diagnosed multiple myeloma	U.S. EU Japan China	P-III P-III P-III P-I	In-house

Development code <generic name> Brand name (country/region)(1)	Drug Class (administration route)	Indications / additional formulations	Stage(2)		In-house/ In-license

		Maintenance therapy in patients with newly diagnosed MM following autologous stem cell transplant	U.S. EU Japan China	P-III P-III P-III P-I

		Maintenance therapy in patients with newly diagnosed MM not treated with stem cell transplant	Global	P-III

		Relapsed/refractory primary amyloidosis	U.S. EU China	P-III P-III P-III
		Relapsed/refractory MM (doublet regimen with dexamethasone)	U.S. EU Japan	P-III P-III P-III
		Relapsed/refractory MM (triplet regimen with daratumumab and dexamethasone)	Global	P-II

<ponatinib> ICLUSIG (U.S.)	BCR-ABL inhibitor (oral)	Philadelphia chromosome-positive acute lymphoblastic leukemia	U.S. EU Japan	P-III P-III P-III	In-house
		Dose ranging study for second-line patients with chronic-phase chronic myeloid leukemia	U.S.	P-II(b)

TAK-924 <pevonedistat>	NEDD 8 activating enzyme inhibitor (injection)	High risk myelodysplastic syndromes, chronic myelomonocytic leukemia, low-blast acute myelogenous leukemia	U.S. EU	P-III P-III	In-house

TAK-385 <relugolix>	LH-RH antagonist (oral)	Prostate cancer	Japan China	P-III P-I	In-house

TAK-228 <sapanisertib>	mTORC1/2 inhibitor (oral)	Endometrial cancer	U.S.	P-II(b)	In-house

TAK-659	SYK/FLT3 kinase inhibitor (oral)	Diffuse large B-cell lymphoma	—	P-II(a)	In-house
		Solid tumors, Hematologic malignancies		P-I

TAK-931	CDC7 inhibitor (oral)	Metastatic colorectal cancer, Squamous esophageal cancer, Squamous Non-Small Cell Lung Cancer	—	P-II(a)	In-house

<cabozantinib>	Multi-targeted kinase inhibitor (oral)	2L Renal cell carcinoma	Japan	P-II(a)	In-license (Exelixis, Inc.)
		2L Hepatocellular carcinoma	Japan	P-II(a)

Development code <generic name> Brand name (country/region)(1)	Drug Class (administration route)	Indications / additional formulations	Stage(2)		In-house/ In-license

TAK-079	Anti-CD38 monoclonal antibody (injection)	Relapsed/refractory multiple myeloma	—	P-I	In-house
		Systemic lupus erythematosus	—	P-I

TAK-164	Anti-guanylyl cyclase C antibody drug conjugate (injection)	GI Malignancies	—	P-I	In-house

TAK-573	CD38-targeted lgG4 genetically fused with an attenuated IFNα (injection)	Relapsed/refractory MM	—	P-I	In-house

TAK-788(3)	EGFR/HER2 inhibitor (oral)	Non-Small Cell Lung Cancer	—	P-I	In-house

TAK-522 / XMT- 1522(4)	HER2 dolaflexin antibody-drug conjugate (injection)	HER2 positive solid tumors	—	P-I	In-license (Mersana Therapeutics, Inc.)

TAK-981	SUMO inhibitor (injection)	Multiple cancers	—	P-I	In-house

<niraparib>	PARP1/2 inhibitor (oral)	Multiple cancer	Japan	P-I	In-license (Tesaro, Inc.)

Notes:

(1)

Brand name and country/region indicate the brand name and country in which the specific asset has already been approved for any indication in any of the U.S., EU, Japan or China and Takeda has commercialization rights for such asset.

(2)	Country/region in this column denote where a clinical study is ongoing or a filing has been made with our specific intention to pursue approval in any of the U.S., EU, Japan or China.
(3)	TAK-788 was previously known as AP32788.
(4)	Takeda and Mersana Therapeutics, Inc. (“Mersana”) will co-develop XMT-1522, and Mersana will lead execution of the Phase I trial.

Neuroscience Pipeline

Development code <generic name> Brand name (country/region)(1)	Drug Class (administration route)	Indications / additional formulations	Stage(2)		In-house/ In-license
Lu AA21004 <vortioxetine> TRINTELLIX (U.S.)	Multimodal anti-depressant (oral)	Major depressive disorder	Japan	Filed (September 2018)	In-license (H. Lundbeck A/S)

TAK-935(3)	CH24H inhibitor (oral)	Rare pediatric epilepsies	—	P-II(a)	In-house

TAK-831	D-amino acid oxidase (DAAO) inhibitor (oral)	Friedreich’s ataxia	—	P-II(a)	In-house
		Negative symptoms and/or cognitive impairment associated with schizophrenia	—	P-II(a)

Development code <generic name> Brand name (country/region)(1)	Drug Class (administration route)	Indications / additional formulations	Stage(2)		In-house/ In-license
WVE-120101(4)	mHTT SNP1 antisense oligonucleotide (injection)	Huntington’s disease	—	P-I/II	In-license (Wave Life Sciences Ltd.)

WVE-120102(4)	mHTT SNP2 antisense oligonucleotide (injection)	Huntington’s disease	—	P-I/II	In-license (Wave Life Sciences Ltd.)

TAK-041	GPR139 agonist (oral)	Negative symptoms and/or cognitive impairment associated with schizophrenia	—	P-I	In-house

TAK-418	LSD1 inhibitor (oral)	Kabuki syndrome	—	P-I	In-house

TAK-653	AMPA receptor potentiator (oral)	Treatment Resistant Depression	—	P-I	In-house

TAK-925	Orexin 2R agonist (injection)	Narcolepsy	—	P-I	In-house

TAK-341 / MEDI-1341(5)	Alpha-synuclein antibody (injection)	Parkinson’s Disease	—	P-I	In-license (AstraZeneca)

Notes:
(1)

Brand name and country/region indicate the brand name and country in which the specific asset has already been approved for any indication in any of the U.S., EU, Japan or China and Takeda has commercialization rights for such asset.

(2)	Country/region in this column denote where a clinical study is ongoing or a filing has been made with our specific intention to pursue approval in any of the U.S., EU, Japan or China.
(3)	Co-development with Ovid Therapeutics Inc.
(4)	50:50 co-development and co-commercialization with Wave Life Sciences Ltd.
(5)	Partnership with AstraZeneca. AstraZeneca leads Phase I development.

Vaccine Pipeline

Development code <generic name> Brand name (country/region)(1)	Type of vaccine (administration route)	Indications / additional formulations	Stage(2)		In-house/ In-license
TAK-003	Tetravalent dengue vaccine (injection)	Prevention of dengue fever caused by dengue virus	—	P-III	In-house

TAK-214	Norovirus vaccine (injection)	Prevention of acute gastroenteritis caused by norovirus	—	P-II(b)	In-house

TAK-195	Sabin inactivated polio vaccine (injection)	Prevention of poliomyelitis	—	P-I/II	In-house

TAK-021	EV71 vaccine (injection)	Prevention of hand, foot and mouth disease caused by enterovirus 71	—	P-I	In-house

TAK-426	Zika vaccine (injection)	Prevention of the Zika virus infection	—	P-I	In-house

Notes:

(1)

Brand name and country/region indicate the brand name and country in which the specific asset has already been approved for any indication in any of the United States, EU, Japan or China and Takeda has commercialization rights for such asset.

(2)	Country/region in this column denote where a clinical study is ongoing or a filing has been made with our specific intention to pursue approval in any of the United States, EU, Japan or China.

Recent Progress in Clinical Trials

The chart below shows recent progress in clinical trial stages since May 14, 2018, when the results for the fiscal year ended March 31, 2018 were announced.

Development code <generic name>	Indications / additional formulations	Country/Region(1)	Progress in stage
MLN0002 <vedolizumab>	Ulcerative colitis	Japan	Approved (July 2018)

MLN0002 <vedolizumab>	Crohn’s disease	Japan	Filed (July 2018)

MLN9708 <ixazomib>	Relapsed/refractory MM (triplet regimen with daratumumab and dexamethasone)	Global	P-II

MLN0002 <vedolizumab>	Graft-versus-Host Disease prophylaxis in patients undergoing allogeneic hematopoietic stem cell transplantation	—	P-II(a)

Kuma062	Celiac disease	—	P-I

TAK-164	GI malignancies	—	P-I

Development code <generic name>	Indications / additional formulations	Country/Region(1)	Progress in stage
SGN-35 <brentuximab vedotin>	Front line Hodgkin Lymphoma	Japan	Approved (September 2018)

Lu AA21004 <vortioxetine>	Data added to labeling that demonstrated superiority over escitalopram in improving SSRI-induced sexual dysfunction in patients with Major Depressive Disorder	U.S.	Approved (October 2018)

Lu AA21004 <vortioxetine>	Major depressive disorder	Japan	Filed (September 2018)

<ponatinib>	Philadelphia chromosome-positive Acute Lymphoblastic Leukemia	U.S. EU Japan	P-III

<cabozantinib>	2L hepatocellular carcinoma	Japan	P-II(a)

WVE-120101 < - >	Huntington’s disease	—	P-I/II

WVE-120102 < - >	Huntington’s disease	—	P-I/II

TAK-671 < - >	Acute pancreatitis	—	P-I

TAK-981 < - >	Multiple cancers	—	P-I

TAK-018 < - >	Crohn’s disease	—	P-I

Note:
(1)	Country/region in this column denotes where a clinical study is ongoing or a filing has been made with our specific intention to pursue approval in any of the U.S., EU, Japan or China.

Breakdown of Revenues by Category of Activity and Geographic Market

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” of this registration statement.

Availability of Raw Materials

Although we develop and manufacture the active ingredients used in some of our products at our own facilities, we are dependent on third-party suppliers for a portion of the raw materials and compounds used in some of the other products we produce. Although we believe that, in the event we are unable to source any products or ingredients from any of our major suppliers, we could replace those products or substitute ingredients from other suppliers, we may not be able to do so without significant difficulty or significant increases in our cost of goods sold.

We closely monitor, continuously review and revise the supply sourcing strategy for our products to identify in a timely manner any risks in our supply chain, including risks arising from our dependency on outsourced manufacturing relationships with third party suppliers. Where necessary, inventory levels of either key materials and finished products are managed strategically to address potential risks relating to operational and quality issues, production capacity and single sourcing among others. For critical and new technology products, we have decided to make significant long-term capital investments to build internal manufacturing capacity and secure dual sources to reduce the current dependency on outsourced manufacturing relationship with third-party suppliers.

Sales and Marketing

We organize our sales channels under five regional business units, United States, Japan Pharma, Emerging Markets, Europe-Canada (“EUCAN”) and Japan Consumer Healthcare, and two global specialty business units, Oncology and Vaccines.

Our regional business units, United States, Japan Pharma, Emerging Markets and EUCAN, are focusing on investments that support growth potential in the market and enhance efficiency. Our primary sales and marketing activities are organized around these four business units.

The U.S. business unit focuses on recently approved products in the United States, the largest pharmaceutical market in the world. It has a specialized sales force to support ENTYVIO to better meet the needs of those who treat and manage IBD, as well as a general medicine sales force, and added a dedicated neuroscience sales team to support TRINTELLIX to reach psychiatrists who treat major depressive disorder (“MDD”).

The Japan Pharma business unit focuses on retaining our position as one of the leading pharmaceutical companies in our home market of Japan, where the government is driving stricter control of drug prices and promoting the penetration of generics.

The Emerging Markets business unit makes focused investments in order to maximize growth potential in areas across Asia Pacific, Greater China, Latin America, Near East, Middle East & Africa and Russia/CIS. Established Products, or branded generics (also referred to as Value Brands in the Emerging Markets), are valued by our customers as quality medicine, and innovative products such as ENTYVIO, NINLARO and ADCETRIS are also crucial for Emerging Markets, as we expect these key growth drivers to exhibit strong growth in the coming years.

The EUCAN business unit continues to grow the business with a more specialized approach in the European and Canadian markets, where public insurance has set a higher bar for the reimbursement of medicines, requiring innovation and differentiation for the products to be reimbursed. As Canada’s health insurance system is very similar to that of Europe, the Canadian market is managed by the EUCAN business unit.

Intellectual Property

Due to the lengthy development periods for new drugs, the high costs of research and development and the small percentage of researched compounds that reach the market, intellectual property considerations play an important role in the return of investments for research and development of a new drug.

We seek intellectual property protection under applicable laws for significant product developments in major markets. Patents are our primary means of protecting the technologies we use in relation to prescription drugs. Patents provide the holder with the right to exclude others from using an invention related to the drug. We use various types of patents to protect our pharmaceutical products, including substance patents, which cover active ingredients, as well as patents covering usage, manufacturing processes and formulation of drugs. The substance patent is a drug’s primary form of intellectual property protection, and its status can impact the commercial viability of the drug.

In the U.S., patents generally expire twenty years after the filing date of the application, subject to potential patent term adjustments for delays in patent issuance based upon certain delays in prosecution by the United States Patent and Trademark Office. A U.S. pharmaceutical patent that claims a product, method of treatment using a product or method of manufacturing a product may also be eligible for a patent term extension based on the time the FDA took to approve the product. This type of extension may only extend the patent term for a maximum of five years, and may not extend the patent term beyond fourteen years from regulatory approval. Only one patent may be extended for any product based on FDA delay. In addition to patent exclusivities, the FDA may provide data or market exclusivity for a new chemical entity or an “orphan drug,” each of which run in parallel to any patent protection. Regulatory data protection or exclusivity prevents a potential generic competitor from relying on clinical trial data that were generated by the sponsor when establishing the safety and efficacy of its competing product. Market exclusivity prohibits any marketing of the same drug for the same indication.

Similarly, in Japan, a patent can be issued for active pharmaceutical ingredients. Although methods of treatment, such as dosage and administration, are not patentable in Japan, pharmaceutical compositions for a specific dosage or administration method as well as processes to make a pharmaceutical composition are patentable. Patents in Japan generally expire 20 years after the filing date of the patent application. Patents for pharmaceuticals may be extended for up to five years, depending on the amount of time spent for the drug approval process. Japan also has a regulatory data protection system called a “re-examination period” of eight years for pharmaceuticals that contain new active pharmaceutical ingredients and four years to six years for new indications and formulations and a ten year orphan drug exclusivity system.

Patent applications in Europe may be filed in the European Patent Office (“EPO”) or in a particular country in Europe. The EPO system permits a single application to be granted for the EU, plus certain other non-EU countries, such as Switzerland and Turkey. When the EPO grants a patent, it is then validated in the countries that the patent owner designates. The term of a patent granted by the EPO or a European country office is generally 20 years from the filing date of the patent application, subject to potential patent term extensions and adjustments. Pharmaceutical patents can be granted a further period of exclusivity under the Supplementary Protection Certificate (“SPC”) system. SPCs are designed to compensate the owner of the patent for the time it took to receive marketing authorization by the European Health Authorities. An SPC may be granted to provide, in combination with the patent, up to 15 years of exclusivity from the date of the first European marketing authorization. However, an SPC cannot last longer than five years. The SPC duration can additionally be extended by a further Pediatric Extension of six months if the product is the subject of an agreed pediatric investigation plan. The post-grant phase of patents, including the SPC system, is currently administered on a country-by-country basis under national laws that are intended to but do not always have the same effect. The EU also provides a system of regulatory data exclusivity for authorized human medicines, which runs in parallel to any patent protection. The system for drugs being approved today is usually referred to as “8+2+1” because it provides an initial period of eight years of data exclusivity, during which a competitor cannot rely on the relevant data, a further period of two years of market exclusivity, during which the data can be used to support applications for marketing authorization but the competitive product cannot be launched and a possible one-year extension of the market exclusivity period if, during the initial eight-year data exclusivity period, the sponsor registered a new therapeutic indication with “significant clinical benefit.” This system applies both to national and centralized authorizations. The EU also has an orphan drug exclusivity system for medicines similar to the U.S system. If a medicine is designated as an orphan drug, it benefits from ten years of market exclusivity, during which time a similar medicine for the same indication will not receive marketing authorization. Under certain circumstances, this exclusivity can be extended with a two-year Pediatric Extension.

Worldwide, we experience challenges in the area of intellectual property from factors such as the penetration of generic versions of our products following the expiry of the relevant patents and the launch by competitors of over-the-counter versions of our products. We work to secure extended patent rights by adding new indications and changing formulations. Our Global General Counsel is responsible for the oversight of our

Intellectual Property operations, as well as our legal and compliance operations. Our Intellectual Property Department supports our overall corporate strategy by focusing efforts on three main themes:

•	maximization of the value of our products and research pipeline and protection of related rights aligned to the strategies of our therapeutic area units;

•	facilitation of more dynamic harnessing of external innovation through partner alliance support; and

•	securing and protection of intellectual property rights around the world, including in emerging markets.

As infringement of our intellectual property rights poses a risk of loss of expected earnings derived from those rights, we have internal processes in place to manage patents and other intellectual property. This program includes both remaining vigilant against patent infringement by others as well as exercising caution, starting at the research and development stage, to ensure that our products and activities do not violate intellectual property rights held by others. As part of our strategy to manage intellectual property rights worldwide, we have overseas intellectual property operations in the United States, based in Chicago, San Diego and Cambridge; and in Switzerland, based in Zurich.

The following table shows a summary of the current substance patents (where applicable and unless otherwise noted) and trademarks covering each of our main pharmaceutical products in Japan, the United States and the EU. The “Expiry Date” means an original patent expiry date which may be extended by a patent term extension or supplementary protection certificate (“SPC”). The “Extended Expiry” means an extended patent expiry date. Information is not listed for markets over which we do not have commercialization rights. For certain of these products, there are other patents related to, for example, methods of manufacturing or use of the products in the treatment of particular diseases or conditions, which may protect them even following the expiration of the relevant substance patent. We may also protect our products using other forms of intellectual property, such as trade secrets and proprietary know-how. In addition, expiration dates set forth below do not necessarily reflect possible changes to the patent term caused by patent term extensions, the outcome of litigation or other proceedings or other reasons.

Our product	Japan	United States	EU
GI:
ENTYVIO	Substance Patent
	—(1)	PAT# 7147851 (biologics, no orange-book listed patent) Expiry Date: 7/24/2017 Extended Expiry Date: 9/27/2021	PAT# 0918797 Expiry Date: 8/6/2017 Extended Expiry: 8/6/2022 in AT, BE, GR, LU, PT, SI, RO, LT and LV
Trademark
	Reg. No. 5600446	Reg. No. 4580498	Reg. No. 10493369

PANTOPRAZOLE	Substance Patent
	—(1)	—(1)	—(1)
Trademark
	Reg. No. 1004803	Reg. No. 2207706	Reg. No. 1481985 Reg. No. 3175783

DEXILANT	Substance Patent
	N/A Crystal form patent	N/A Crystal form patent	N/A Crystal form patent
Trademark
	—	Reg. No. 3887989	Reg. No. 9680745 Reg. No. 9680596

Our product	Japan	United States	EU
TAKECAB	Substance Patent
	PAT# 4035559 Expiry Date: 8/29/2026 Extended Expiry Date: 8/29/2031	PAT# 7977488 Expiry Date: 8/11/2028	PAT# 1919865 Expiry Date: 8/29/2026
Trademark
	Reg. No. 5579687	Reg. No. 4988099	Reg. No. 9608613

AMITIZA	Substance Patent
	N/A(2) Bicyclic Tautomer of AMITIZA	N/A Bicyclic Tautomer of AMITIZA	N/A Bicyclic Tautomer of AMITIZA

Oncology:
LEUPROLIN	Substance Patent
	—(1)	—(1)	—(1)
Trademark
	Reg. No. 2426577	—	Reg. No. IR258104
VELCADE	Substance Patent
	PAT# 04162491 Expiry Date: 1/25/2022	PAT# 6713446 Expiry Date: 7/25/2022 PAT# 6958319 Expiry Date: 7/25/2022 (including pediatric exclusivity)	PAT# 788360 Expiry Date: 4/28/2019
Trademark
	Reg. No. 4643739	Reg. No. 2795745	Reg. No. 2727287

NINLARO	Substance Patent
	PAT# 5261488 Expiry Date: 8/6/2027 Extended Expiry Date: July 2031	PAT# 7442830 Expiry Date: 8/6/2027 Extended Expiry Date: not yet granted but expected to be Nov 2029.	PAT# 2178888 Expiry Date: 2027/8/6 Extended Expiry Date: 11/23/2031

	PAT# 5566380 Expiry Date: 6/16/2029	PAT# 7687662 Expiry Date: 8/6/2027	PAT# 2318419 Expiry Date: 6/16/2029

	PAT# 6010066 Expiry Date: 6/16/2029	PAT# 8003819 Expiry Date: 8/6/2027
Trademark
	Reg. No. 2426577	—	Reg. No. IR258104

Our product	Japan	United States	EU
ADCETRIS(3)	Substance Patent
	PAT# 4095444 Expiry Date: 2022/4/30 PAT# 4303964(4) Expiry Date: 11/28/2021 Extended Expiry Date: 8/12/2026 PAT# 4741838 Expiry Date: 7/31/2023 Extended Expiry Date: 4/3/2026	N/A	PAT#1545613 Expiry Date: 7/31/2023 Extended Expiry Date: 10/24-30/2027(5)
Trademark
	Reg. No. 5366258	N/A	Reg. No. 9271453

ALUNBRIG	Substance Patent
	PAT# 6190415 Expiry Date: 5/21/2029 PAT# 6271064 Expiry: 5/21/2029	PAT# 9012462 Expiry Date: 7/31/2020 Extended Expiry Date: not yet granted but expected to be April 28, 2031.	PAT# 2300013 Expiry Date: 5/21/2029
Trademark
	Reg. No. 1303378	Reg. No. 5251769	Reg. No. 015091317

ICLUSIG	Substance Patent
	PAT# 5200939(6) Expiry Date: 7/27/2030(7)	PAT# 8114874 Expiry Date: 12/22/2026(8)	PAT# 1973545(9) Expiry Date: 7/3/2028(10)
Trademark
	Reg. No. 5473841	Reg. No. 4324899	Reg. No. 010087633
Neuroscience:
TRINTELLIX	Substance Patent
	PAT# 3896116 Expiry Date: 10/2/2022	PAT# 7144884 Expiry Date: 10/2/2022 Extended Expiry Date: 6/17/2026 (to be issued soon)	N/A
Trademark
	Reg. No. 5904166	Reg. No. 5023071	N/A

Notes:

(1)	The substance patent has expired.
(2)	Takeda has the exclusive rights to commercialize AMITIZA in all global markets, except Japan and the People’s Republic of China.
(3)	Takeda has commercialization rights for ADCETRIS outside the United States and Canada.
(4)	This patent is granted for the scope of use.
(5)	Current SPC ranges from Oct 24-30, 2027 for the expiry dates.
(6)	Out-licensed to Otsuka Pharmaceutical Co., Ltd.
(7)	Includes patent term extension.
(8)

Excludes additional 33 days of patent term adjustment awarded by the United States District Court for the Eastern District of Virginia, but not recognized by the Patent and Trademark Office. Excludes possible pediatric exclusivity.

(9)	Out-licensed to Incyte Corporation.
(10)	Includes SPC. Excludes possible pediatric exclusivity.

Licensing and Collaboration Agreements

In the ordinary course of our business, we enter into agreements for licensing or collaboration in the development and commercialization of products. Our business does not materially depend on any one of these agreements. Instead, they overall form a portion of Takeda’s strategy to leverage a mix of internal and external resources to develop and commercialize new products. Certain of the agreements which have led to successful commercialization to date are summarized below:

•

ADCETRIS: We entered into a Collaboration Agreement with Seattle Genetics in 2009 for the global co-development of ADCETRIS and its the commercialization around the world (other than the United States and Canada, where ADCETRIS is commercialized by Seattle Genetics). We may be required to pay milestone payments related to regulatory and commercial progress by us under the collaboration. We also pay tiered royalties with percentages ranging from the mid-teens and to the mid-twenties based on net sales of ADCETRIS within our licensed territories. We and Seattle Genetics equally co-fund the cost of selected development activities conducted under the collaboration. Either party may terminate the collaboration for cause, or by mutual consent. We may terminate the collaboration at will, and Seattle Genetics may terminate the collaboration in certain circumstances. If neither party terminates the collaboration agreement, then the agreement automatically terminates on the expiration of all payment obligations.

•

TRINTELLIX: We entered into a License, Development, Supply and Commercialization Agreement with H. Lundbeck A/S in September 2007 for the exclusive co-development and co-commercialization in the United States and Japan of several compounds in Lundbeck’s pipeline for the treatment of mood and anxiety disorders, under which agreement we commercialize TRINTELLIX in the United States (TRINTELLIX has not yet been launched in Japan). Under the agreement, we and Lundbeck have agreed to jointly develop the relevant compounds, with the majority of development funding from us. Revenues for TRINTELLIX are booked by us, and we pay to Lundbeck a portion of our sales, as well as tiered royalties ranging from the mid-teens to twenties on the portion of sales retained by us. We have also agreed to pay to Lundbeck certain development and commercialization milestone payments relating to regulatory and commercial progress under the collaboration. The term of the agreement is indefinite, but agreement may be terminated by mutual decision of the parties or for cause.

•

AMITIZA: In October 2004, we entered into an agreement with Sucampo Pharmaceuticals (subsequently acquired by Mallinckrodt) to purchase, develop and commercialize AMITIZA for gastrointestinal indications in the U.S. and Canada. The initial term of the agreement is through December 31, 2020, after which the agreement continues automatically until terminated by us. We purchase AMITIZA from Mallinckrodt under the agreement at an agreed-upon price, and pay tiered royalties on sales in North America ranging from the high teens to mid-twenties, resetting each year. Beginning on January 1, 2021, we will share equally with Mallinckrodt in the net annual sales revenue from branded AMITIZA sales. We have agreed to fund development costs, including regulatory-required studies, subject to agreed-upon caps, with excess costs being shared equally, with certain exceptions. We have agreed to additional commercial milestone payments contingent on the achievement of certain net sales revenue targets, and to provide a minimum annual commercial investment during the term of the agreement, which we may reduce when a generic equivalent enters the market. We have a similar agreement with Mallinckrodt covering the rest of the world, except for Japan and the People’s Republic of China.

Competition

Competitors in the prescription drug industry include large international companies whose capabilities cover the entire drug creation process from research and development to production and marketing. Competitors also include smaller companies that focus on selling generic versions of drugs for which patent protection and regulatory data protection have lapsed.

The competition we face often differs by product and geographic market, and companies emerge and fall away as competitors over time due to innovations, merger activity and other business and market changes.

The following table shows the current principal competing products for our main pharmaceutical products:

Our product	Principal competing product	Primary manufacturer or distributor
GI:
DEXILANT, PANTOPRAZOLE (Protonix)	generic lansoprazole, esomeprazole	—
ENTYVIO	Remicade Humira Simponi Stelara Cimzia generic infliximab	Janssen Biotech Abbvie Janssen Biotech Janssen Biotech UCB
TAKECAB	Nexium generic lansoprazole, omeprazole	AstraZeneca —
Oncology:
ADCETRIS	chemotherapy regimens	—
ALUNBRIG	Xalkori Zykadia Alecensa	Pfizer Novartis Roche
ICLUSIG	Gleevec Tasigna Sprycel Bosulif	Novartis Novartis Bristol-Myers Squibb Pfizer
Leuprorelin (Leuplin)	Zoladex generic leuprorelin	AstraZeneca —
NINLARO, VELCADE	Revlimid Pomalyst/Imnovid Kyprolis Darzalex Empliciti	Celgene Celgene Amgen Janssen Biotech Bristol-Myers Squibb
Neuroscience:
TRINTELLIX	Viibryd Fetzima generic duloxetine, escitalopram	Allergan Allergan —
Other:
AZILVA	generic candesartan, olmesartan	—
NESINA	Januvia generic pioglitazone	Merck Co., Inc. —

Regulation

The pharmaceutical industry is subject to extensive global regulation by regional, national, state and local agencies. The FDA and other federal statutes and regulations in the United States, MHLW in Japan and laws and regulations of foreign governments govern the testing, approval, production, labeling, distribution, post-market surveillance, advertising, dissemination of information and promotion of our products.

The introduction of new pharmaceutical products generally entails a lengthy approval process. Products must be authorized or registered prior to marketing, and such authorization or registration must subsequently be maintained. In recent years, the registration process has required increased testing and documentation for the approval of new drugs, with a corresponding increase in the expense of product introduction. To register a pharmaceutical product, a registration dossier containing evidence establishing the safety, efficacy and quality of the product must be submitted to regulatory authorities. Generally, a therapeutic product must be registered in each country in which it will be sold. It is possible that a drug can be registered and marketed in one country while the registration authority in another country may, prior to registration, request additional information from the pharmaceutical company or even reject the product. It is also possible that a drug may be approved for different indications in different countries. The registration process generally takes between six months and several years, depending on the country, the quality of the data submitted, the efficiency of the registration authority’s procedures and the nature of the product. Many countries provide for accelerated processing of registration applications for innovative products of particular therapeutic interest. In recent years, efforts have been made among the US, the EU and Japan to harmonize registration requirements in order to achieve shorter development and registration times for medical products.

Regulations in the United States

All pharmaceutical manufacturers selling products in the United States are subject to extensive regulation by the U.S. federal government, principally by FDA, the Drug Enforcement Administration, and, to a lesser extent, by state and local governments. Applications for drug registration are submitted to and reviewed by the FDA, which regulates the testing, manufacturing, labeling and approval for marketing of pharmaceutical products intended for commercialization. The FDA continues to monitor the safety of pharmaceutical products after they have been approved for sale in the US market. When a pharmaceutical company has gathered data to demonstrate a drug’s safety, efficacy and quality, it may file for the drug a NDA or Biologics License Application (“BLA”), along with information regarding the clinical experiences of patients tested in the drug’s clinical trials. A Supplemental New Drug Application (“sNDA”) or BLA amendment must be filed for new indications for a previously approved drug.

Once an application is submitted, the FDA assigns reviewers from its staff, including experts in biopharmaceutics, chemistry, clinical microbiology, pharmacology/toxicology, and statistics. After a complete review, these content experts then provide written evaluations of the NDA or BLA. These recommendations are consolidated and are used by senior FDA staff in its final evaluation of the NDA or BLA. Based on that final evaluation, the FDA then provides to the NDA or BLA’s sponsor an approval, or a “complete response” letter if the NDA or BLA application is not approved. If not approved, the letter will state the specific deficiencies in the NDA or BLA which need to be addressed. The sponsor must then submit an adequate response to the deficiencies in order to restart the review procedure. Once the FDA has approved an NDA, BLA, sNDA or BLA amendment, the company can make the new drug available for physicians to prescribe. The drug owner must submit periodic reports to the FDA, including any cases of adverse reactions. For some medications, the FDA requires additional post-approval studies (Phase IV) to evaluate long-term effects or to gather information on the use of the product under specified conditions. Throughout the life cycle of a product, the FDA requires compliance with standards relating to good laboratory, clinical and manufacturing practices. The FDA also requires compliance with rules pertaining to the manner in which we may promote our products.

The Drug Price Competition and Patent Restoration Term Act of 1954, known as the Hatch-Waxman Act, established the application procedures for obtaining FDA approval for generic forms of brand-name drugs.

This act also provides market exclusivity provisions for brand-name drugs that can delay the submission and/or the approval of abbreviated new drug applications (“ANDAs”). Under this procedure, instead of conducting full-scale pre-clinical and clinical trials, the FDA can accept data establishing that the drug formulation, which is the subject of an abbreviated application, is bio-equivalent and has the same therapeutic effect as the previously approved drug, among other requirements. The Orphan Drug Act of 1983 grants seven years of exclusive marketing rights to a specific drug for a specific orphan indication. The term “orphan drug” refers, generally, to a drug that treats a rare disease affecting fewer than 200,000 Americans. Market exclusivity provisions are distinct from patent protections and apply equally to patented and non-patented drug products. Another provision of the Hatch-Waxman Act extends certain patents for up to five years as compensation for the reduction of effective life of the patent which resulted from time spent in clinical trials and time spent by the FDA reviewing a drug application.

Under the Hatch-Waxman Act, any company submitting an ANDA or an NDA under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act (i.e., an NDA that, similar to an ANDA, relies, in whole or in part, on the FDA’s prior approval of another company’s drug product; also known as a “505(b)(2) application”) must make certain certifications with respect to the patent status of the drug for which it is seeking approval. In the event that such applicant plans to challenge the validity or enforceability of an existing listed patent or asserts that the proposed product does not infringe an existing listed patent, it files a “Paragraph IV” certification. In the case of ANDAs, the Hatch-Waxman Act provides for a potential 180-day period of generic exclusivity for the first company to submit an ANDA with a Paragraph IV certification. This filing triggers a regulatory process in which the FDA is required to delay the final approval of subsequently filed ANDAs containing Paragraph IV certifications until 180 days after the first commercial marketing. For both ANDAs and 505(b)(2) applications, when litigation is brought by the patent holder, in response to this Paragraph IV certification, the FDA generally may not approve the ANDA or 505(b)(2) application until the earlier of 30 months or a court decision finding the patent invalid, not infringed or unenforceable. Submission of an ANDA or a 505(b)(2) application with a Paragraph IV certification can result in protracted and expensive patent litigation.

As a result of factors such as the adoption of the ACA, the recurring political focus on deficit reduction and public pressure on elected officials in reaction to price increases by certain pharmaceutical manufacturers, there is a significant likelihood of continued actions to control prices. The ACA mandated the creation of a new entity, the Independent Payment Advisory Board (the “IPAB”), which was granted unprecedented authority to implement broad actions to reduce future costs of the Medicare program. As part of its 2018 spending bill, Congress repealed the IPAB in February 2018. However, price reduction remains a major priority, and there is a strong possibility that government officials will continue to search for additional ways to reduce or control prices, including new federal or state legislation mandating drug price controls, which could include limits on annual price increases or maximum price levels. In 2017, several states passed legislation impacting pricing or requiring price transparency reporting, including California, Louisiana, Nevada and Maryland. The California law will require 60 day advance notification of price increases for products exceeding a specific threshold over the past two years, as well as additional quarterly reporting requirements.

Regulations in Japan

The Pharmaceutical Act

Manufacturers and sellers of drugs, quasi-drugs, cosmetics, medical devices and regenerative medical products in Japan are subject to the supervision of the Minister of Health, Labour and Welfare (the “Minister”) primarily under the Act on Securing Quality, Efficacy and Safety of Pharmaceuticals, Medical Devices, Regenerative and Cellular Therapy Products, Gene Therapy Products, and Cosmetics of Japan (the “Pharmaceutical Act”). Part of the work performed under the authority of the Minister may be undertaken by prefectural governors.

Under the Pharmaceutical Act, a person is required to obtain from the Minister a renewable, generally five-year manufacturing and marketing license in order to conduct the business of marketing, leasing or providing drugs, quasi-drugs, cosmetics, medical devices or regenerative medical products (“Designated Products”), as the case may be, that are manufactured (or outsourced to a third party for manufacturing) or imported by such person. The Minister has the power not to grant the license if (i) the methods of quality control for Designated Products are not in conformity with the standards known as the Good Quality Practice or the Quality Management System (“QMS”), each of which is stipulated by the ministerial ordinance of the MHLW, (ii) the methods of post-marketing safety management (collection and analysis of information and data necessary for proper use, including those related to quality, efficacy and safety, and necessary measures to be taken based on the results thereof) of the Designated Products are not in conformity with the standards known as the Good Vigilance Practice (“GVP”), stipulated by the ministerial ordinance of the MHLW or (iii) an applicant falls under certain disqualifying provisions of the Pharmaceutical Act. A manufacturer and seller that have obtained a manufacturing and marketing license must appoint a qualified general manufacturing and marketing supervisor in order to supervise product quality control and post-marketing safety management. The manufacturing and marketing license holder must also comply with various other items stipulated by the ministerial ordinances of the MHLW conducting the licensed business.

In order to conduct the business of manufacturing drugs, quasi-drugs, cosmetics or regenerative medical products, as the case may be, a person is also required to obtain from the Minister a renewable, generally five-year manufacturing license for each manufacturing site, which is classified in accordance with the ministerial ordinance of the MHLW. The Minister has the power not to grant a license if (i) the facilities and equipment of the manufacturing site for drugs, quasi-drugs, cosmetics or regenerative medical products, as the case may be, are not in conformity with the standards stipulated by the ministerial ordinance of the MHLW or (ii) an applicant falls under certain disqualifying provisions of the Pharmaceutical Act. In order to engage in manufacturing of medical devices, a manufacturer is required to undertake a renewable registration, generally having a five-year term, for each manufacturing site.

In addition, in order to conduct the business of marketing, leasing or providing Designated Products, it is necessary under the Pharmaceutical Act to obtain product approval from the Minister for manufacturing and marketing for each kind of product (other than those specified by the Minister). An approval shall not be granted if (i) an applicant has not obtained the manufacturing and marketing license as set out above, (ii) a manufacturing site for the product has not obtained a manufacturing license to manufacture the relevant type of Designated Product, or has not undertaken a registration to manufacture the relevant type of medical devices, as the case may be, as set out above, (iii) as a result of a review of, among other things, the trade name, ingredients, quantities, manufacturing method, dosage and administration, method of use, indications, performance, side effects and other characteristics (in the case of regenerative medical products, cellular components and introduced genes will also be subject to review), (a) the relevant Designated Product are not recognized to have the indications or performance specified in the application, (b) the relevant Designated Product are found to have no value as drugs, quasi-drugs, medical devices or regenerative medical products since they have harmful side effects outweighing their indications or performance, or (c) the relevant Designated Product fall under the cases prescribed by the ministerial ordinances of the MHLW as not being appropriate as the relevant category of Designated Product or (iv) the methods of manufacturing control or quality control used in the manufacturing site for the relevant Designated Product, is not in conformity with Good Manufacturing Practices, QMS and the Good Gene, Cellular, and Tissue-based Products Manufacturing Practice stipulated by the ministerial ordinances of the MHLW.

The data of results of clinical trials and other pertinent data must be attached for an application for approval. If the drugs, medical devices or regenerative medical products under application are of types designated by ministerial ordinance of the MHLW, the attached data mentioned above must be obtained in compliance with the standards established by the Minister, such as the Good Laboratory Practice (“GLP”) and the Good Clinical Practice (“GCP”) stipulated by the ministerial ordinances of the MHLW. GLP is the standard for non-clinical safety studies on drugs, medical devices and regenerative medical products which provide the standards for personnel and organization for the tests, testing facilities and equipment, operation of testing, as well as for handling of certain substances/materials. GCP is the standard for clinical studies on drugs, medical devices and regenerative medical products for preparing, management and conducting of clinical trials. An application for the approval must be made through the PMDA, an independent administrative agency, which actually implements an approval review as set out above.

Any manufacturing and marketing license holder that obtained product approval for manufacturing and marketing of a new kind of drug or regenerative medical product as described above must have that drug or regenerative medical product re-examined by the Minister or the PMDA after a period ranging from four to ten years (depending on each type of product) from the date of the product approval if the drug or regenerative medical product is a new kind of product designated by the Minister. The re-examination is made by reconfirming whether the drug or regenerative product falls under any of the conditions for denying product approval which are described in (iii) above. Results of usage and other pertinent data must be attached for an application for a re-examination. In addition, if the product in question is a type of drug or regenerative medical product designated by ministerial ordinance of the MHLW, the attached data mentioned above must be obtained pursuant to GLP, GCP and standards known as Good Post-marketing Study Practice. The manufacturing and marketing license holder that obtained the product approval is also required to investigate, among other things, the results of usage and to periodically report to the Minister pursuant to the Pharmaceutical Act and the ministerial ordinances of the MHLW.

In addition, drug and regenerative medical product will be subject to re-evaluation by the Minister if the Minister so designates in consultation with the Pharmaceutical Affairs and Food Sanitation Council and releases a public notice about the re-evaluation. In that event, the re-evaluation is made by reconfirming whether the drug or regenerative medical product falls under any of the conditions for denying product approval in the same way as the re-examination described above.

If any manufacturer and seller that obtained a manufacturing and marketing license as mentioned above becomes aware of an alleged serious side effect or infection from its products of a type prescribed by ministerial ordinance of the MHLW, the manufacturing and marketing license holder must report to the Minister in accordance with the ministerial ordinance of the MHLW generally within 15 or 30 days depending on the seriousness of the side effect or infection. In addition, generally, under the GVP, any manufacturer and seller who obtained a manufacturing and marketing license as mentioned above must intensively examine the post-marketing safety of the products for a six-month period from their release in order to promptly detect any harmful side effect or infection.

The Pharmaceutical Act also provides for special regulations applicable to drugs, quasi-drugs, cosmetics and medical devices made of biological raw materials. These regulations impose various obligations on manufacturers and other persons in relation to manufacturing facilities, explanation to patients, labeling on products, record-keeping and reporting to the Minister.

Furthermore, under the Pharmaceutical Act, the Minister or a prefectural governor may take various measures to supervise manufacturing and marketing license holders of Designated Products. For example, the Minister or a prefectural governor may require manufacturing and marketing license holders of Designated Products to submit reports, and carry out inspections at their offices, if deemed necessary to monitor their compliance with the laws and regulations. The Minister has authority to order manufacturing and marketing license holders to temporarily suspend the marketing, leasing or providing of the Designated Products in order to prevent risks, or increases in risks, to the public health. Also, the Minister may revoke a license or approval granted to a manufacturing and marketing license holders, or order a temporary business suspension under certain limited circumstances such as violation of laws relating to drugs.

Price Regulation

In Japan, public medical insurance systems cover virtually the entire Japanese population. The public medical insurance system, however, is not applicable to any pharmaceutical product which is not listed on the NHI price list published by the Minister. To sell a pharmaceutical product in Japan, a manufacturer or a seller of pharmaceutical products must first have a new pharmaceutical product listed on the NHI price list for coverage under the public medical care insurance systems. Most prescription pharmaceutical products are used in medical services under the public medical insurance systems. The NHI price list provides rates for calculating the costs of pharmaceutical products used in medical services which may be charged to insurers, such as the national government, local government and health insurance societies, under the public medical insurance systems.

When a new pharmaceutical product is listed on the NHI price list, the price of the pharmaceutical product is determined either by daily price comparison of comparable pharmaceutical products with necessary adjustments for, such as, innovativeness, usefulness or size of the market, or, in the absence of comparable pharmaceutical products, by the cost calculation method, after consideration of the opinion of the manufacturer. Prices on the NHI price list are subject to revision, generally once every two years, on the basis of the actual prices at which the pharmaceutical products are purchased by medical institutions. To date, various methods, including a formula intended to accurately reflect the actual market prices, have been used.

In December 2016, the Japanese government announced basic reform principles for fundamental reforms of the drug pricing system, including an increase in the frequency of price revisions from every other year to annually. Annual price revisions are scheduled to become applicable from the fiscal year ending March 31, 2022.

In addition to the foregoing, we are subject to other laws and regulations in Japan applicable to pharmaceutical companies, including with respect to the possession and handling of regulated pharmaceutical substances.

Regulations in the EU

In the EU, there are three main procedures for application for authorization to market pharmaceutical products in the EU Member States: the Centralized Procedure, the Mutual Recognition Procedure and the Decentralized Procedure. It is also possible to obtain a pure national authorization for products intended for commercialization in a single EU Member State only, or for additional indications for licensed products.

Under the Centralized Procedure, applications are made to the EMA for an authorization which is valid throughout the EU. The Centralized Procedure is mandatory for all biotechnology products and for new chemical entities in cancer, neurodegenerative disorders, diabetes and AIDS, autoimmune diseases or other immune dysfunctions and optional for other new chemical entities or innovative medicinal products or in the interest of public health. When a pharmaceutical company has gathered data which it believes sufficiently demonstrates a drug’s safety, efficacy and quality, then the company may submit an application to the EMA. The EMA then receives and validates the application and the Committee for Medicinal Products for Human Use (the “CHMP”) appoints a Rapporteur and Co-Rapporteur to lead review of the dossier. The entire review cycle must be completed within 210 days, although there is a “clock stop” at day 120, which allows the company to respond to questions set forth in the Rapporteur and Co-Rapporteur’s Assessment Report. After the company’s complete response is submitted to the EMA, the clock restarts on day 121. If there are further aspects of the dossier requiring clarification, the EMA will then request an Oral Explanation on day 180, in which case the sponsor must appear before the CHMP to provide the requested additional information. On day 210, the CHMP will then take a vote to recommend the approval or non-approval of the application. The final decision under this Centralized Procedure is a European Community decision which is binding in its entirety on all EU Member States. This decision occurs on average 60 days after a positive CHMP recommendation. In the case of a negative opinion, a written request for re-examination of the opinion can be made by the applicant within a time limit of 15 days from the date of the opinion. The detailed grounds for re-examination must be submitted to the EMA within 60 days from the date of the opinion.

Under the Mutual Recognition Procedure (the “MRP”), the company first obtains a marketing authorization from a single EU Member State, called the Reference Member State (the “RMS”), which will act for the marketing authorization holder to progressively gain national approval in the other EU Member States on the basis of the RMS’s assessment. In the Decentralized Procedure (the “DCP”), the application is done simultaneously in selected or all Member States if a medicinal product has not yet been authorized in a Member State. During the DCP, the RMS drafts a Preliminary Assessment Report within 70 days, which is sent to the Concerned Member States (the “CMS”) for comments by day 100. On day 105, if no consensus is reached on approval, there is a “clock stop.” The clock is restarted on day 106 after the applicant’s responses are received by the RMS and CMSs. Between day 106 and day 120, the RMS updates the preliminary assessment report for consideration by CMSs. If consensus is reached on day 120, then the procedure is closed. This will then proceed to the 30 days national procedure for implementing the decision if the product is considered approvable. Otherwise, the procedure will continue until day 210 or until consensus is reached. If consensus is not reached on day 210, the matter is referred to the Co-ordination Group for Mutual Recognition and Decentralized Procedures – Human and eventually to the CHMP for arbitration.

After the Marketing Authorizations have been granted, the company must submit periodic safety reports to the EMA, if approval was granted under the Centralized Procedure, or to the National Health Authorities, if approval was granted under the DCP or the MRP. In addition, several pharmacovigilance measures must be implemented and monitored including Adverse Event collection, evaluation and expedited reporting and implementation, as well as update Risk Management Plans. For some medications, post approval studies (Phase IV) may be required to complement available data with additional data to evaluate long term effects (called a Post Approval Safety Study) or to gather additional efficacy data (called a Post Approval Efficacy Study).

European Marketing Authorizations have an initial duration of five years. After this first five year period, the holder of the marketing authorization must apply for its renewal, which may be granted based on the competent authority’s full benefit-risk review of the product. Once renewed, the marketing authorization is generally valid for an unlimited period. Any Marketing Authorization which is not followed within three years of its granting by the actual placing on the market in any EU member state of the corresponding medicinal product ceases to be valid.

In addition, our operations are subject to significant price and marketing regulations. Many governments in the EU are introducing healthcare reforms in an attempt to curb increasing healthcare costs. The governments in the EU influence the price of pharmaceutical products through their control of national healthcare systems that fund a large part of the cost of such products to patients. The general downward pressure on healthcare costs, particularly with regard to prescription drugs, has been increasing. In addition, prices for marketed products are referenced within and amongst the EU Member States, which further affect pricing in each EU Member State. As an additional control for healthcare budgets, some EU Member States have passed legislation to impose further mandatory rebates for pharmaceutical products and financial claw-backs on the pharmaceutical industry. The impact of these rebates and claw-backs on pricing of pharmaceutical products can be difficult to predict.

Others

Many other countries around the world are also taking steps to control prescription drug prices. For example, in 2017, China organized national price negotiations for certain products directly linked to national drug reimbursement, which will apply nationwide both in public and military hospitals, with drug price reductions of more than 60% in some cases. Drug prices in China may further decline due to a stated national policy of reducing healthcare costs, including continued strategic initiatives specifically designed to reduce drug prices. Canada has proposed amendments to its Patented Medicines Regulations in 2017 that could reduce prices for specialty medicines, such as biologics and medicines for rare diseases, by as much as 30% to 40%.

C.	Organizational Structure.

The following table lists the Company’s consolidated subsidiaries (including those organized as partnerships) as of March 31, 2018 and their respective countries of incorporation.

Name	Country	Ownership Interest
		(%)
Takeda Pharmaceuticals International, Inc.	United States	100.0
Takeda Pharmaceuticals U.S.A., Inc.	United States	100.0
Millennium Pharmaceuticals, Inc.	United States	100.0
ARIAD Pharmaceuticals, Inc.	United States	100.0
Takeda California, Inc.	United States	100.0
Takeda Vaccines, Inc.	United States	100.0
Takeda Development Center Americas, Inc.	United States	100.0
Takeda Ventures, Inc.	United States	100.0
Takeda Europe Holdings B.V.	Netherlands	100.0
Takeda A/S	Denmark	100.0
Takeda Pharmaceuticals International AG.	Switzerland	100.0
Takeda GmbH	Germany	100.0
Takeda Pharma Vertrieb GmbH & Co.KG.	Germany	100.0
Takeda Italia S.p.A.	Italy	100.0
Takeda Austria GmbH	Austria	100.0
Takeda Pharma Ges.m.b.H	Austria	100.0
Takeda France S.A.S.	France	100.0
Takeda Pharma A/S	Denmark	100.0
Takeda AS	Norway	100.0
Takeda Belgium SCA/CVA	Belgium	100.0
Takeda UK Limited	U.K.	100.0
Takeda Oy	Finland	100.0
Takeda Pharma AG	Switzerland	100.0
Takeda Farmaceutica Espana S.A.	Spain	100.0
Takeda Nederland B.V.	Netherlands	100.0
Takeda Pharma AB	Sweden	100.0
Takeda Pharma Sp.z o.o.	Poland	100.0
Takeda Hellas S.A.	Greece	100.0
Takeda Ireland Limited	Ireland	100.0
Takeda Development Centre Europe Ltd.	U.K.	100.0
Takeda Canada Inc.	Canada	100.0
Takeda Pharmaceuticals Limited Liability Company	Russia	100.0
Takeda Yaroslavl Limited Liability Company	Russia	100.0
Takeda Ukraine LLC	Ukraine	100.0
Takeda Kazakhstan LLP	Kazakhstan	100.0
Takeda Distribuidora Ltda.	Brazil	100.0
Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda.(1)	Brazil	100.0
Takeda Pharma Ltda.	Brazil	100.0
Takeda Mexico S.A. de C.V.	Mexico	100.0
Takeda Pharma, S.A.	Argentina	100.0
Takeda (China) Holdings Co., Ltd.	China	100.0
Takeda Pharmaceuticals (Asia Pacific) Pte. Ltd.	Singapore	100.0
Guangdong Techpool Bio-Pharma Co., Ltd(2).	China	51.3
Takeda Pharmaceutical (China) Company Limited	China	100.0
Tianjin Takeda Pharmaceuticals Co., Ltd.	China	100.0
Takeda Pharmaceuticals Korea Co., Ltd.	Korea	100.0
Takeda (Thailand), Ltd.(3)	Thailand	52.0

Name	Country	Ownership Interest
		(%)
Takeda Pharmaceuticals Taiwan, Ltd.	Taiwan	100.0
P.T. Takeda Indonesia	Indonesia	70.0
Takeda Healthcare Philippines, Inc.	Philippines	100.0
Takeda Development Center Asia, Pte. Ltd.	Singapore	100.0
Takeda Vaccines Pte. Ltd.	Singapore	100.0
Takeda (Pty.) Ltd.	South Africa	100.0
Takeda Pharmaceuticals Australia Pty. Ltd.	Australia	100.0
Takeda İlaç Sağlık Sanayi Ticaret Limited Şirketi	Turkey	100.0
Takeda Consumer Healthcare Company Limited	Japan	100.0
Nihon Pharmaceutical Co., Ltd.	Japan	87.3
Takeda Healthcare Products Co., Ltd.	Japan	100.0
Axcelead Drug Discovery Partners, Inc.(4)	Japan	100.0
71 additional immaterial subsidiaries(5)

Notes:

(1)	In July 2018, we sold and divested all our shares and assets in Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. to Novamed Fabricação de Produtos Farmacêuticos Ltda.
(2)	In August 2018, we sold and divested all our shares and assets in Guangdong Techpool Bio-Pharma Co., Ltd. to Shanghai Pharmaceutical Holding Co. Ltd., pursuant to the agreement we signed in May 2018.
(3)	In April 2018, we purchased additional shares of Takeda (Thailand), Ltd. and we own 100.0% of its ownership interests as of September 30, 2018.
(4)

In August 2018, we entered into an agreement with Whiz Partners, Inc. to create a joint investment fund, Drug Discovery Gateway Investment Limited Partnership, for which we will make an in-kind investment of Axcelead Drug Discovery Partners Inc. When the fund is launched in November 2018, Axcelead Drug Discovery Partners Inc. will no longer be our wholly-owned subsidiary.

(5)	We completed the acquisition of TiGenix NV on July 31, 2018.

D.	Property, Plants and Equipment.

Our head offices are located in Osaka, Japan and Tokyo, Japan. We generally own our facilities, or have entered into long-term lease arrangements for them.

As of March 31, 2018, the net book values of the buildings and structures, land, machinery and vehicles and tools, furniture and fixtures we owned were ¥293.6 billion, ¥69.7 billion, ¥99.0 billion and ¥19.6 billion, respectively. We own the substantial majority of our facilities, none of which are subject to any material encumbrances. The following table describes our major facilities as of March 31, 2018:

Group Company	Name of facility (location)	Type of facility
Takeda Pharmaceutical Company Limited	Head Office (Chuo-ku, Osaka and other)	Administrative and sales
Takeda Pharmaceutical Company Limited	Global Head Office (Chuo-ku, Tokyo)	Administrative and sales
Takeda Pharmaceutical Company Limited	Osaka Plant (Yodogawa-ku, Osaka)	Manufacturing, Research and Development
Takeda Pharmaceutical Company Limited	Hikari Plant (Hikari, Yamaguchi)	Manufacturing, Research and Development
Takeda Pharmaceutical Company Limited	Shonan Research Center (Fujisawa, Kanagawa)	Research
Takeda Real Estate Co, Ltd.	Takeda Midosuji Building and others (Chuo-ku, Osaka)	Lease facilities
Nihon Pharmaceutical Co. Ltd.	Osaka Plant and other (Izumisano, Osaka)	Manufacturing, Research and Development

Group Company	Name of facility (location)	Type of facility
Takeda Healthcare Products Co., Ltd.	Head Office Plant (Fukuchiyama, Kyoto)	Manufacturing
Millennium Pharmaceuticals, Inc.	Head Office Plant and other properties (Cambridge, Massachusetts, U.S.)	Research and Development
Takeda Ireland Limited	Head Office Plant and other properties (Kilruddery and Dublin, Ireland)	Manufacturing
Takeda Pharmaceuticals U.S.A., Inc.	Head Office (Deerfield, Illinois, U.S.)	Administrative and sales

Environmental Matters

We are subject to laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. These requirements include regulation of the handling, manufacture, transportation, use and disposal of materials, including the discharge of pollutants into the environment. In the normal course of our business, we are exposed to risks relating to possible releases of hazardous substances into the environment, which could cause environmental or property damage or personal injuries, and which could require remediation of contaminated soil and groundwater, in some cases over many years, regardless of whether the contamination was caused by us, or by previous occupants of the property. See “Item 3. Key Information—D. Risk Factors—We may incur substantial costs due to our environmental compliance efforts or claims relating to our use, manufacture, handling, storage or disposal of hazardous materials.”

Glossary of Technical Terminology

By its nature, any description of the pharmaceuticals business requires the use of certain technical terminology. The following glossary of technical terminology is intended to assist investors in understanding our business.

Term	Description
Anaplastic lymphoma kinase (ALK)	An enzyme with chromosomal rearrangements that are key drivers in a subset of NSCLC patients.

Antibody-drug conjugate (ADC)	An important pharmaceutical class of drugs designed as a targeted therapy for the treatment of cancer.

Ataxia	An inability to coordinate voluntary muscular movements that is symptomatic of some disorders of the central nervous system.

Chronic myeloid leukemia	A form of leukemia affecting predominantly blood-forming cells (called myeloid cells) in the bone marrow and leading to the accumulation of these leukemia cells in the blood.

Crohn’s disease	An inflammatory bowel disease (IBD) that causes inflammation of the digestive tract lining, which can lead to abdominal pain, severe diarrhea, fatigue, weight loss and malnutrition.

Endometriosis	The presence and growth of functioning endometrial tissue in places other than the uterus that often results in severe pain and infertility.

Term	Description
Epidermal growth factor receptor (EGFR)

The protein found on the surface of some cells to which epidermal growth factor binds, causing the cells to divide. It is found at abnormally high levels on the surface of many types of cancer cells, so these cells may divide excessively in the presence of epidermal growth factors. Also called ErbB1 and HER1.

Epilepsy

Any of various disorders marked by abnormal electrical discharges in the brain and typically manifested by sudden brief episodes of altered or diminished consciousness, involuntary movements, or convulsions.

Gastroenterology (GI)	The branch of medicine concerned with the structure, functions, diseases, and pathology of the stomach and intestines.

Gastroesophageal reflux disease (GERD)

A more serious form of gastroesophageal reflux (GER). GER occurs when the lower esophageal sphincter opens spontaneously, for varying periods of time, or does not close properly, causing stomach contents rise up into the esophagus.

Generic drug

A pharmaceutical product, usually intended to be interchangeable with an innovator product, which is manufactured without a license from the innovator company and marketed after the expiry date or invalidation of the patent or other exclusive rights.

Good Clinical Practice (GCP)

A set of standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials that provides assurance that the data and reported results are credible and accurate, and that the rights, integrity and confidentiality of trial subjects are protected.

Good Laboratory Practice (GLP)	A set of rules and criteria that provides a framework within which laboratory studies are planned, performed, monitored, recorded, reported and archived.

Hodgkin’s lymphoma (HL)	Hodgkin’s disease is a type of lymphoma. Lymphoma is cancer of lymph tissue found in the lymph nodes, spleen, liver, and bone marrow.

Human monoclonal antibody

An antibody, which is used to identify, quantify, isolate or remove the target molecule in complex biological mixtures or in tissues and injected into patients for the treatment of a wide range of diseases including infections, cancer, cardiovascular diseases and autoimmune diseases.

Hypertension

1: Abnormally high arterial blood pressure that is usually indicated by an adult systolic blood pressure of 140 mm Hg or greater or a diastolic blood pressure of 90 mm Hg or greater that is chiefly of unknown cause but may be attributable to a preexisting condition (such as a renal or endocrine disorder), that typically results in a thickening and inelasticity of arterial walls and hypertrophy of the left heart

Term	Description

ventricle and that is a risk factor for various pathological conditions or events (such as heart attack, heart failure, stroke, end-stage renal disease or retinal hemorrhage).

2: A systemic condition resulting from hypertension that is either symptomless or is accompanied especially by dizziness, palpitations, fainting, or headache.

Indication	A symptom or particular circumstance that justifies a specific medical treatment or procedure.

Lead compound

A chemical compound that has pharmacological or biological activity and whose chemical structure is used as a starting point for chemical modifications in order to improve potency, selectivity, or pharmacokinetic parameters.

LH-RH agonist	A compound that is similar to luteinizing hormone-releasing hormone (LH-RH) in structure and can act like LH-RH.

Major depressive disorder (MDD)	A medical illness that causes a persistent feeling of sadness and loss of interest. MDD can cause physical symptoms as well.

Multiple myeloma (MM)

A type of cancer affecting plasma cells, a type of white blood cell that produces antibodies and is located in the bone marrow, that is characterized by the presence of numerous myelomas in various bones of the body.

Neuroscience	The study of the central nervous system (i.e., the brain and the spinal cord) and the therapeutic area relating to disorders thereof.

Non-small cell lung cancer (NSCLC)

A group of lung cancers excluding small cell lung cancer that affects various types of lung cells and together constitute the most common types of lung cancer. The most common types of NSCLC are adenocarcinoma, squamous cell carcinoma and large cell carcinoma.

Oncology	The branch of medicine dealing with the physical, chemical, and biological properties of tumors and cancers, including study of their development, diagnosis, treatment and prevention.

Parkinson’s disease

A chronic progressive neurological disease chiefly affecting people in later life that is linked to decreased dopamine production in the substantia nigra. Parkinson’s disease is of unknown cause, and is marked especially by tremor of resting muscles, rigidity, slowness of movement, impaired balance, and shuffling gait. Also referred to as paralysis agitans, parkinsonian syndrome, parkinsonism or Parkinson’s syndrome.

Philadelphia chromosome positive acute lymphoblastic leukemia

A form of leukemia affecting immature white blood cells called lymphocytes in the bone marrow and characterized by the presence of the Philadelphia chromosome, which refers to a specific genetic abnormality in the leukemia cells.

Term	Description
Prescription drug	A drug that is regulated by legislation to require a medical prescription from a doctor, dentist or other healthcare professional before it can be obtained.

Proteasome	A protein degradation “machine” within the cell that can digest a variety of proteins into short polypeptides and amino acids.

Proteasome inhibitor

A drug that blocks the action of proteasomes, which are cellular complexes that break down proteins such as the p53 protein. Proteasome inhibitors are being studied in the treatment of cancer, especially MM.

Proton pump	An enzyme that functions in the final stages of acid secretion in gastric parietal cells.

Proton pump inhibitor	A drug whose main action is to reduce the production of acid by the stomach and works to help symptoms of GERD.

Quasi-drugs

A category of products found in the Pharmaceutical Act. Quasi-drugs are products that have a mild effect on the human body, used to treat conditions such as the following: nausea, halitosis (bad breath), body odor, heat rash, skin inflammation, hair loss and unwanted hair growth. Quasi-drugs also include certain health drinks that contain vitamins and/or calcium and digestive or gastric remedies.

Relapsed mantle cell lymphoma	A late form of non-HL, which is a cancer of the white blood cells.

Schizophrenia	Schizophrenia is a severe, lifelong brain disorder. Persons suffering from schizophrenia may hear voices, experience hallucinations or believe that others are reading or controlling their minds.

Substance patent	The patent covering a drug’s active ingredient.

Systemic anaplastic large cell lymphoma (sALCL)

Anaplastic large cell lymphoma (ALCL) is a distinct form of non-Hodgkin lymphoma. Systemic ALCL is more common than the cutaneous form and most frequently occurs in the first three decades of life. Clinically, systemic ALCL is characterized by advanced disease at presentation (75% of pediatric ALCL) with a high incidence of nodal involvement (>90%), frequent association with B symptoms (75%), and frequent extra-nodal involvement including skin (25%), lung (10%), bone (17%) and liver (8%).

Ulcerative colitis

A form of inflammatory bowel disease (IBD). Ulcerative colitis is a form of colitis, a disease of the intestine, specifically the large intestine or colon, which causes ulcers, or open sores, in the colon. The main symptom of active disease is usually constant diarrhea mixed with blood, of gradual onset. Ulcerative colitis has similarities to Crohn’s disease, another form of IBD.

Appendix: Business of Shire

Shire and its subsidiaries is the leading global biotechnology company focused on serving people with rare diseases and other highly specialized conditions. Shire has grown both organically and through acquisition, completing a series of major transactions that have brought therapeutic, geographic and pipeline growth and diversification.

Currently marketed products

The table below lists Shire’s main marketed products as of September 30, 2018, indicating the disease area and the key territories in which Shire markets the product.

Products	Disease area	Key territories
Hematology
ADVATE (Antihemophilic Factor (Recombinant))	Hemophilia A	Global
ADYNOVATE/ADYNOVI (Antihemophilic Factor (Recombinant), PEGylated)	Hemophilia A	U.S., Europe, Canada and Japan
RIXUBIS (Coagulation Factor IX (Recombinant))	Hemophilia B	U.S., Japan, Europe, Australia and Canada
VONVENDI/VEYVONDI (von Willebrand Factor (Recombinant))	Von Willebrand Disease	U.S. and EU
FEIBA (Anti-Inhibitor Coagulant Complex)	Hemophilia A and B patients with inhibitors	Global
OBIZUR (Factor VIII)	Hemophilia A	Global
MyPKFiT	Hemophilia A	U.S. (amendment to Drug BLA) and EU (CE marked Class I medical device)

Genetic Diseases
ELAPRASE (idursulfase)	Hunter Syndrome (Mucopolysaccharidosis Type II, MPS II)	Global(1)
REPLAGAL (agalsidase alfa)	Fabry Disease	Europe, Latin America and Asia Pacific(2)
VPRIV (velaglucerase alfa)	Gaucher disease, Type I	Global

Neuroscience
VYVANSE/VENVANSE/ELVANSE/TYVENSE/VUXEN/ ADUVANZ (lisdexamfetamine dimesylate)	Attention Deficit Hyperactivity Disorder (“ADHD”) and binge eating disorder (“BED”) ADHD only	U.S., Canada, Europe and Brazil(3)
ADDERALL XR (mixed salts of a single-entity amphetamine)	ADHD	U.S. and Canada
MYDAYIS (mixed salts of a single-entity amphetamine)	ADHD	U.S.

Immunology
GAMMAGARD LIQUID/KIOVIG (Immune globulin intravenous (Human))	Primary immunodeficiency	Global(4)
GAMMAGARD S/D (Immune globulin intravenous (Human))	Primary immunodeficiency	U.S., Europe, Canada and Japan

Products	Disease area	Key territories
HYQVIA (Immune Globulin Infusion 10% (Human) with Recombinant Human Hyaluronidase)	Primary immunodeficiency	U.S., Europe, Canada and Australia
CUVITRU (Immune Globulin Subcutaneous (Human))	Primary immunodeficiency	U.S., Europe and Canada
FLEXBUMIN (Human Albumin)	Hypovolemia, hypoalbuminemia	Global
CINRYZE (C1 esterase inhibitor (human))	HAE	U.S., Canada, Europe and Latin America(5)
FIRAZYR (icatibant)	HAE	Global

Internal Medicine
FOSRENOL (lanthanum carbonate)	Hyperphosphatemia in CKD-5D	Global(6), (7), (8)
LIALDA (mesalamine)/MEZAVANT (mesalamine)	Ulcerative Colitis	U.S., Canada, Europe and Japan(8), (9), (10)
PENTASA (mesalamine)	Ulcerative Colitis	U.S.
GATTEX/REVESTIVE (teduglutide (rDNA origin))	Short Bowel Syndrome (SBS)	U.S., Europe, Canada and Australia(11)
NATPAR/A (parathyroid hormone)	Control of hypocalcemia in patients with hypoparathyroidism	Global(12)
Ophthalmic

XIIDRA (lifitegrast ophthalmic solution) 5%	Dry eye disease	Global

Notes:
(1)	Marketed by Genzyme in Asia Pacific, Japan and South Africa under license.
(2)	Marketed in Japan under license by Sumitomo Dainippon Pharma Co., Ltd., and distributed in Taiwan by Excelsior Company Ltd.
(3)	Marketed in Brazil as VENVANSE and in the EU as ELVANSE or TYVANSE.
(4)	Marketed in the U.S. as GAMMAGARD LIQUID and in the EU as KIOVIG.
(5)	Shire owns European rights, except in Belgium, Finland, Luxembourg and the Netherlands, which are owned by Sanquin.
(6)	Marketed in Japan by Bayer under license.
(7)	Depending on the market, available as chewable tablet and/or oral powder.
(8)	Marketed by distributors in certain other markets.
(9)	Marketed in Japan by Mochida under license.
(10)	Marketed in the U.S. as LIALDA and in Europe as MEZAVANT XL or MEZAVANT.
(11)	Marketed in the U.S. as GATTEX and in Europe and Canada as REVESTIVE.
(12)	Global rights, with the exception of Israel.

In hematology, Shire’s principal products include:

•

ADVATE (Antihemophilic Factor (Recombinant)), a recombinant Factor VIII (rFVIII) therapy. ADVATE is a recombinant antihemophilic factor indicated for use in adults and children with hemophilia A (congenital Factor VIII deficiency) for control and prevention of bleeding episodes, perioperative management and routine prophylaxis to prevent or reduce the frequency of bleeding episodes. It was approved in the U.S. in 2003 and the EU in 2004. As of September 30, 2018, it was approved in 70 countries worldwide.

•

ADYNOVATE/ADYNOVI, an extended halflife rFVIII treatment for hemophilia A based on ADVATE. ADYNOVATE/ADYNOVI uses the same manufacturing process as ADVATE and adds a proven technology, PEGylation (a chemical process that prolongs the amount of time a compound remains in circulation, potentially allowing for fewer injections), which Shire has exclusively licensed from Nektar Therapeutics. ADYNOVATE was approved in the U.S. in November 2015 and in Japan in March 2016. It was approved under the name ADYNOVI in the EU in January 2018 and in Switzerland in September 2016.

•

RIXUBIS (Coagulation Factor IX (Recombinant)) was launched in the U.S. in 2013 for the treatment of hemophilia B. RIXUBIS is an injectable medicine used to replace clotting Factor IX that is missing in people with hemophilia B. RIXUBIS was approved in the EU in December 2014 and Japan in December 2014. As of September 30, 2018, RIXUBIS was approved in 46 countries.

•

FEIBA (Activated Prothrombin Complex Concentrate—aPCC), a plasma based inhibitor bypass therapy. Currently, FEIBA is the only agent indicated for use in all three settings; on demand, prophylaxis and surgery. FEIBA can be used in both hemophilia A and hemophilia B patients with inhibitors for control of spontaneous bleeding episodes, to cover surgical interventions and routine prophylaxis to prevent or reduce the frequency of bleeding episodes. FEIBA was first approved in the U.S. in 1986, and as of September 30, 2018 was approved in 74 countries. In a number of markets (not the U.S.), FEIBA is also approved for acquired hemophilia.

•

VONVENDI/VEYVONDI, a recombinant von Willebrand factor (VWF) used to replace the VWF the body is missing in von Willebrand disease. VONVENDI is a first in class recombinant factor and was approved by the FDA in December 2015, for on-demand treatment and control of bleeding episodes in adults 18 years and above with VWD. VONVENDI/VEYVONDI can also be given independent of recombinant Factor VIII (rFVIII), based on patient need. This attribute allows for tailored treatment for patients who may not require additional FVIII. VONVENDI/VEYVONDI was approved in the EU in August 2018.

•

myPKFiT is Shire’s latest development in the personalization of hemophilia care, building on Shire’s strong commitment to continued innovation in hematology. Patients have complex needs and treatment goals that cannot be met with a one-size-fits-all approach. myPKFiT offers a personalized approach to hemophilia care that allows healthcare professionals to consider their patients’ individual needs and to educate them on their personal pharmacokinetic (PK) profiles. Healthcare professionals can estimate a full PK curve with as few as two measurable blood samples, compared to 9 to 11 as recommended by international guidelines. Using the patient’s individualized PK curve and additional patient information, healthcare professionals can develop a personalized, PK-guided prophylactic ADVATE or ADYNOVATE treatment regimen tailored to the individual patient’s needs and treatment plan. The myPKFiT software is accompanied by a mobile application for patients that allows users to view estimated FVIII levels, track their treatment, and export data. myPKFiT is only approved in the U.S. for use with ADVATE.

In genetic diseases, Shire’s principal products include:

•

REPLAGAL, an enzyme replacement marketed for the treatment of Fabry disease outside of the U.S. Fabry disease is a rare, inherited genetic disorder resulting from a deficiency in the activity of the lysosomal enzyme alpha-galactosidase A, which is involved in the breakdown of fats. REPLAGAL is a fully human alpha-galactosidase A protein made in a human cell line which is designed to replace the deficient alpha-galactosidase A with an active enzyme to ameliorate certain clinical manifestations of Fabry disease. In August 2001, REPLAGAL was granted marketing authorization in the EU. As of September 30, 2018, REPLAGAL was approved in 61 countries, excluding the U.S.

•	VPRIV, an enzyme replacement treatment for type 1 Gaucher disease. Gaucher disease is a rare, inherited genetic disorder which results in a deficiency of the lysosomal enzyme beta-

glucocerebrosidase. VPRIV was approved by the FDA in February 2010, for long term enzyme replacement therapy for patients with type 1 Gaucher disease. The EMA approved the marketing authorization for the use of VPRIV in August 2010. VPRIV has been granted orphan drug status in the EU with up to 12 years of market exclusivity from August 2010. As of September 30, 2018, VPRIV was approved in 54 countries.

•

ELAPRASE, an enzyme replacement treatment for Hunter syndrome (also known as Mucopolysaccharidosis Type II or MPS II). Hunter syndrome is a rare, inherited genetic disorder, mainly affecting males that interferes with the body’s ability to break down and recycle waste substances. ELAPRASE was approved by the FDA in July 2006 and granted marketing authorization by the EMA in January 2007 for the long term treatment of patients with Hunter syndrome. ELAPRASE benefits from the 12 years of data exclusivity from the date of grant of registration given to innovator biologics in the U.S. under the ACA. ELAPRASE received approval from the MHLW in October 2007. As part of an agreement with Genzyme, Genzyme manages the sales and distribution of ELAPRASE in Japan as well as certain other countries in the Asia Pacific region. As of September 30, 2018, ELAPRASE was approved in 71 countries.

In neuroscience, Shire’s principal products include:

•

VYVANSE, a stimulant for the treatment of ADHD, where the amino acid l-lysine is linked to d-amphetamine. VYVANSE is therapeutically inactive until metabolized in the body. The FDA approved VYVANSE as a once-daily treatment for children aged 6 to 12 with ADHD in February 2007, for adults in April 2008 and for adolescents aged 13 to 17 in November 2010. In addition, VYVANSE became the first drug in its class to be approved by the FDA for maintenance treatment, having been approved both as a maintenance treatment in adults with ADHD in January 2012, and for maintenance treatment in pediatrics and adolescents aged 6 to 17 in April 2013. VYVANSE is available in the U.S. in seven dosage strengths and in two different formulations capsules and chewable. The product is approved and marketed in selected European countries, Australia, Canada

•

and Latin America under a variety of trade names VYVANSE/VENVANSE/ELVANSE/TYVENSE/VUXEN/ADUVANZ. VYVANSE was also approved in the U.S. in January 2015 as the first and only treatment of moderate to severe BED in adults. VYVANSE was approved for the treatment of BED in Canada on September 30, 2018.

•

ADDERALL XR, an extended release treatment for ADHD designed to provide once-daily dosing. The FDA approved ADDERALL XR as a once-daily treatment for children aged 6 to 12 with ADHD in October 2001, for adults in August 2004 and for adolescents aged 13 to 17 in July 2005.

•

MYDAYIS (mixed salts of a single-entity amphetamine product), a once-daily, extended-release treatment composed of three types of drug-releasing beads now available for prescription in the United States. The FDA approved MYDAYIS on June 20, 2017 for patients 13 years and older with ADHD. MYDAYIS is not for use in children 12 years and younger.

In immunology, Shire’s principal products include:

•

GAMMAGARD LIQUID (Immune Globulin Intravenous (Human) 10%), a liquid formulation of the antibodyreplacement therapy immunoglobulin product. It was originally approved by the FDA in April 2005. GAMMAGARD LIQUID is used to treat adult and pediatric patients two years of age or older with primary immunodeficiencies (“PID”) and can be administered either intravenously or subcutaneously. GAMMAGARD LIQUID is also used to treat adult patients with multifocal motor neuropathy (MMN) administered intravenously. It can be administered either intravenously or subcutaneously. KIOVIG is the brand name used for GAMMAGARD LIQUID in many countries outside of the U.S. KIOVIG is approved in Europe for use by patients with PID and certain secondary immunodeficiencies, and for adults with MMN. As of September 30, 2018, GAMMAGARD LIQUID/KIOVIG was approved in 72 countries.

•

GAMMAGARD S/D (Immune Globulin Intravenous (Human)) IgA less than 1 µg/mL in a 5% solution is indicated for the treatment of PID in patients two years old and older. GAMMAGARD S/D is also indicated for prevention of bacterial infections in hypogammaglobulinemia and/or recurrent bacterial infections associated with Bcell chronic lymphocytic leukemia (CLL), treatment of adult patients with chronic idiopathic thrombocytopenic purpura (ITP) to increase platelet count and to prevent and/or control bleeding, and prevention of coronary artery aneurysms associated with Kawasaki Syndrome in pediatric patients. GAMMAGARD S/D is provided for patients who require a low IgA content in their IV treatment (IgA less than 1 µg/mL in a 5% solution). GAMMAGARD S/D was initially approved in the U.S. in 1994. As of September 30, 2018, GAMMAGARD S/D was approved in 21 countries.

•

HYQVIA (Immune Globulin Infusion 10% (Human) with Recombinant Human Hyaluronidase), a product consisting of human normal immunoglobulin (IG) and recombinant human hyaluronidase (licensed from Halozyme). The IG provides the therapeutic effect and the recombinant human hyaluronidase facilitates the dispersion and absorption of the IG administered subcutaneously, increasing its bioavailability. The IG is a 10% solution that is prepared from human plasma consisting of at least 98% immunoglobulin G, which contains a broad spectrum of antibodies. HYQVIA is the only subcutaneous IG treatment for PID patients with a dosing regimen requiring only one infusion up to once per month and one injection site per infusion to deliver a full therapeutic dose of IG. HYQVIA is approved in Europe for use by patients with PID syndromes and myeloma or CLL with severe secondary hypogammaglobulinemia and recurrent infections, and in the United States for adults with PID. HYQVIA was approved in Europe in May 2013 and the U.S. in September 2014. As of September 30, 2018, HYQVIA was approved in 36 countries.

•

CUVITRU, an Immune Globulin Subcutaneous (Human) (IGSC) 20% Solution indicated as replacement therapy for primary humoral immunodeficiency in adult and pediatric patients two years of age and older. CUVITRU is also indicated in the EU for the treatment of certain secondary immunodeficiencies. CUVITRU is the only 20% subcutaneous IG treatment option without proline and with the ability to infuse up to 60 mL (12 grams) per site and 60 mL per hour, per site as tolerated, resulting in fewer infusion sites and shorter infusion durations compared to other conventional subcutaneous IG treatments. CUVITRU was approved in the U.S. in September 2016. As of September 30, 2018, CUVITRU was approved in 21 countries.

In bio therapeutics, Shire’s principal products include:

•

FLEXBUMIN (Human Albumin in a bag) and Human Albumin (glass) are available as 5% and 25% solutions. Both products are indicated for hypovolemia, hypoalbuminemia due to general causes and burns, and for use during cardiopulmonary bypass surgery as a component of the pump prime. FLEXBUMIN 25% is also indicated for hypoalbuminemia associated with adult respiratory distress syndrome and nephrosis, and hemolytic disease of the newborn. FLEXBUMIN was first approved in the U.S. in 2005. As of September 30, 2018, FLEXBUMIN was approved in 49 countries.

In Hereditary Angioedema (HAE), Shire’s principal products include:

•

TAKHZYRO (SHP643), a fully human monoclonal antibody that specifically binds and decreases plasma kallikrein. TAKHZYRO is the only monoclonal antibody (mAb) that provides targeted inhibition of plasma kallikrein, an enzyme which is chronically uncontrolled in people with hereditary angioedema (HAE), to help prevent attacks. Shire added TAKHZYRO to its HAE portfolio with the acquisition of Dyax Corp., which was completed in January 2016. On August 23, 2018, the FDA approved TAKHZYRO injection for prophylaxis to prevent attacks of HAE in patients 12 years of age and older. On October 18, 2018, TAKHZYRO received a positive opinion recommending the granting of marketing authorization in the EU from the CHMP for the prevention of HAE attacks.

•

CINRYZE (C1 esterase inhibitor (human)), a C1 esterase inhibitor therapy for routine prophylaxis against HAE attacks. CINRYZE is marketed and sold in the U.S. for routine prophylaxis against HAE attacks in adolescent and adult patients with HAE. CINRYZE enjoys U.S. biological data exclusivity until October 2020. CINRYZE includes a self-administration option for appropriately trained patients. In June 2011, marketing authorization in the EU was granted for CINRYZE in adults and adolescents with HAE for routine prevention, pre-procedure prevention and acute treatment of angioedema attacks. In March 2017, the European Commission approved a label extension for routine prevention of angioedema attacks in children (ages six years and above) with severe and recurrent attacks of HAE who are intolerant to or insufficiently protected by oral preventions treatments, or patients who are inadequately managed with repeated acute treatment. The EC also approved CINRYZE for the treatment and pre-procedure prevention of angioedema attacks in children (ages two years and above) with HAE. As of September 30, 2018, CINRYZE was approved in 36 countries.

•

FIRAZYR (icatibant injection), a bradykinin B2 receptor antagonist developed for the treatment of acute attacks of HAE. In July 2008, the EC granted marketing authorization throughout the EU for the use of FIRAZYR for the symptomatic treatment of acute attacks of HAE in adults, and in March 2011 approved FIRAZYR for self-administration after training in subcutaneous injection technique by a healthcare professional. In August 2011, the FDA granted marketing approval for FIRAZYR in the U.S. for treatment of acute attacks of HAE in adults aged 18 and older and, after injection training, patients may self-administer FIRAZYR. FIRAZYR has been granted orphan drug exclusivity by both the FDA and the EMA, providing it with up to seven and ten years market exclusivity in the U.S. and EU, respectively, from the date of the grant of the relevant marketing authorization. On October 26, 2017, Shire announced that the EC approved a label extension for FIRAZYR (icatibant injection), broadening its use to adolescents and children aged 2 years and older, with HAE caused by C1-esterase-inhibitor (C1-INH) deficiency. As of September 30, 2018, FIRAZYR was approved in 46 countries.

In internal medicine, Shire’s principal products include:

•

GATTEX/REVESTIVE (teduglutide rDNA origin) for injection is the first prescription medicine for the long-term treatment of adults with SBS who are dependent on parenteral support. SBS is an ultra rare condition in which a large portion of the intestine has been removed by surgery. As a result, people cannot absorb enough nutrients or fluids from food and liquids to maintain good health. GATTEX/REVESTIVE may help the remaining intestine absorb more fluids and reduce the need for parenteral support. GATTEX was approved by the FDA in December 2012. REVESTIVE was approved in the EU in August 2012. As of September 30, 2018, GATTEX/REVESTIVE was approved in the U.S., Canada, EU, Australia, Israel, South Korea and Switzerland.

•

NATPARA (parathyroid hormone) for injection is indicated as an adjunct to calcium and vitamin D to control hypocalcemia in patients with hypoparathyroidism (HPT). HPT is a rare condition in which the parathyroid glands fail to produce sufficient amounts of parathyroid hormone (PTH) or where the PTH lacks biologic activity. NATPARA was approved by the FDA in January 2015. NATPARA has been granted orphan drug exclusivity by the FDA. NATPARA also benefits from the 12 years of data exclusivity from the date of registration given to innovator biologics in the U.S. under the ACA. NATPAR was granted conditional marketing authorization in Europe by CHMP in April 2017. As of September 30, 2018, NATPAR/A was approved in the U.S., EU and Israel.

•

LIALDA/MEZAVANT is approved for the induction of remission in patients with active mild to moderate UC and for the maintenance of remission of UC. LIALDA is marketed in certain territories outside the U.S. by Shire under the trade name MEZAVANT and MEZAVANT XL. As of September 30, 2018, LIALDA/MEZAVANT was approved in 32 countries and made available either directly or through distributor arrangements. Generic versions of LIALDA are now available in the U.S.

In oncology, Shire’s principal products previously included:

•

ONCASPAR is approved in the U.S., Canada and EU as a component of a multi-agent chemotherapeutic regimen for the first-line treatment of patients with ALL. As of August 31, 2018, ONCASPAR was approved in 46 countries.

•

ONIVYDE (pegylated liposomal formulation of irinotecan) is approved in the U.S. and EU in combination with fluorouracil (5-FU) and leucovorin (LV), for the treatment of patients with metastatic adenocarcinoma of the pancreas after disease progression following gemcitabine based therapy. As of August 31, 2018, ONIVYDE was approved in 38 countries.

On August 31, 2018, Shire sold its oncology franchise, including the above products, to Servier for $2.4 billion. As a result of this transaction, ONCASPAR, ONIVYDE and other oncology-related products marketed by Shire no longer comprise part of its business.

In ophthalmics, Shire’s principal product is:

•

XIIDRA (Lifitegrast ophthalmic solution 5%), an integrin antagonist that reduces chronic inflammation associated with dry eye disease. It was approved by the FDA in July 2016 as the first and only prescription eye drop indicated for the treatment of the signs and symptoms of dry eye disease. XIIDRA is currently approved and marketed in the U.S. XIIDRA was approved in Canada in December 2017 and further expansion plans are underway, with filings submitted in Israel and other international markets.

Shire also receives royalties from the following products:

•

Shire receives royalties arising from collaborations with Amgen. Amgen markets Cinacalcet HCI, a treatment for secondary hyperparathyroidismas, as Sensipar in the U.S. and as Mimpara in the EU. Shire is entitled to royalties from the relevant net sales of these in or through 2018 for all other territories.

•

Shire receives royalties on antiviral products licensed to GlaxoSmithKline; 3TC for HIV and Zeffix Hepatitis B virus. Royalty terms expired in most territories outside of the U.S. during 2012. In the U.S., remaining royalty terms expire in 2018.

•

Shire licensed the rights to FOSRENOL in Japan to Bayer in December 2003. Bayer launched FOSRENOL in Japan in March 2009. Shire receives royalties from Bayer’s sales of FOSRENOL in Japan. Shire has also received milestone payments from Bayer based on the achievement of certain sales thresholds and may receive further milestone payments in the future if certain sales thresholds are achieved.

•

Shire currently receives royalties from the sales of the generic version of ADDERALL XR (“AXR”) from Impax Laboratories, Inc. and Teva Pharmaceuticals Industries, Ltd. Shire also receives royalties from Prasco, LLC (Prasco) and Sandoz Inc. from sales of the authorized generic version of AXR supplied by Shire. Royalty amounts for authorized generic sales are reported as part of Shire’s net product sales. In 2016, Teva Pharmaceuticals Industries, Ltd. began selling a generic version of AXR under an ANDA acquired from Allergan plc.

The table below lists Shire’s products in clinical development and registration as of September 30, 2018, by stage of development indicating the most advanced development status reached in major markets and Shire’s territorial rights in respect of each product candidate. If these product candidates are ultimately approved and marketed, they may benefit from patent and/or other forms of exclusivity. However, as these product candidates remain in development and are subject to change as development progresses, the patents listed may not necessarily be representative of the scope of patent protection that may ultimately be available if each product candidate is approved and marketed.

Product	Disease area	Development status as of September 30, 2018	Shire’s territorial rights	Modality
SHP489 (VYVANSE)	ADHD in children and adolescents	Registration in Japan	Global(1)	Small Molecule
SHP606 (XIIDRA)	Dry Eye Disease	Registration in EU	Global	Small Molecule

SHP643 (TAKHZYRO)	HAE prophylaxis	Registration(2)	Global	Antibody
SHP555	Chronic idiopathic constipation in adults	Registration(2)	U.S. and EU	Small Molecule
SHP616 (CINRYZE)	Prophylaxis and acute treatment of angioedema	Phase 3 in Japan	Global	Protein Replacement Therapy
SHP616 (CINRYZE)	Antibody Mediated Rejection	Phase 3	Global	Protein Replacement Therapy
SHP616 (CINRYZE)	Subcutaneous formulation for HAE prophylaxis	Phase 3	Global	Protein Replacement Therapy
SHP620*	Treatment of cytomegalovirus infection in transplant patients	Phase 3	Global(3)	Antiviral
SHP621	Treatment of adolescents and adults with Eosinophilic Esophagitis (EoE)	Phase 3	U.S.	Small Molecule
SHP633 (REVESTIVE)	Treatment of adults with SBS	Phase 3 in Japan	Global	Peptide
SHP633 (GATTEX/REVESTIVE)	Treatment of pediatric patients with SBS	Phase 3	Global	Peptide
SHP640*	Treatment of infectious conjunctivitis	Phase 3	Global	Small Molecule
SHP647*	Ulcerative Colitis	Phase 3	Global	Monoclonal Antibody
SHP647*	Crohn’s Disease	Phase 3	Global	Monoclonal Antibody
SHP609*	Neurocognitive Decline Associated with Hunter Syndrome	Phase 2/3	Global(5)	Enzyme Replacement Therapy
SHP655*	Congenital Thrombotic Thrombocytopenic Purpura	Phase 3	Global(6)	Protein
SHP671 (HYQVIA)	Chronic Inflammatory Demyelinating Polyradiculoneuropathy (CIDP)	Phase 3	Global	Antibody

Product	Disease area	Development status as of September 30, 2018	Shire’s territorial rights	Modality
SHP671 (HYQVIA)	Primary Immunodeficiency in pediatric patients	Phase 3	Global	Antibody
SHP607*	Chronic Lung Disease	Phase 2	Global	Enzyme Replacement Therapy
SHP615 (BUCCOLAM)	Convulsive Seizures	Phase 3 in Japan	Global	Small Molecule
SHP615 (BUCCOLAM)	Convulsive Seizures	Phase 2 in U.S.	Global	Small Molecule
SHP672 (OBIZUR)	Congenital Hemophilia A with Inhibitors (CHAWI) surgery	Phase 3	Global	Biologic
SHP625*	Alagille Syndrome	Phase 2	Global	Small Molecule
SHP625*	Progressive Familial Intrahepatic Cholestasis	Phase 2	Global	Small Molecule
SHP652	Systemic Lupus Erythematosus	Phase 2 (on clinical hold)	U.S., EU, JP, select APAC and LATAM countries	Protein
SHP659*	Dry Eye Disease	Phase 2	Global	Small Molecule
SHP611*	Metachromatic Leukodystrophy	Phase 1	Global	Enzyme Replacement Therapy
SHP631*	Treatment of both the Central nervous system and somatic manifestations in patients with MPS II	Phase 1	Global	Enzyme Replacement Therapy/Fusion Protein
SHP634 (NATPARA)	Hypoparathyroidism	Phase 1 in Japan	Global(7)	Peptide
SHP639*	Glaucoma	Phase 1	Global	Peptide
SHP654*	Hemophilia A	Phase 1	Global	Gene Therapy
SHP680*	Neurological Conditions	Phase 1	Global	Small Molecule

*	Denotes NME

Notes:

(1)	Under co-development with Shionogi in Japan under a license and collaboration agreement.
(2)	Marketed in the EU.
(3)	Global Rights, with the exception of Japan.
(4)

On October 26, 2018, Takeda announced that it was in discussions with the European Commission, the EU antitrust regulator, in relation to the future potential overlap in the area of IBD between its marketed product ENTYVIO and Shire’s pipeline compound SHP647, which is currently in Phase III clinical trials, and that it had proposed an antitrust remedy of a potential divestment of SHP647 and certain associated rights.

(5)	Under license, Genzyme has rights to manage marketing and distribution in Asia Pacific, Japan and South Africa.
(6)	Global rights, with the exception of Japan (where the licensor, Kaketsuken, has retained rights).
(7)	Global rights, with the exception of Israel.

Availability of Raw Materials

Shire purchases, in the ordinary course of business, raw materials and supplies essential to its operations from numerous suppliers around the world, including in the U.S. While efforts are made to diversify Shire’s sources of components and materials, in certain instances Shire acquires components and materials from a sole supplier. Human plasma is a critical raw material in Shire’s business. Shire believes that its ability to internally and externally source plasma represents a distinctive and flexible infrastructure, which provides Shire a unique capability with respect to the consistent delivery of high quality plasma-based products. Shire owns and operates plasma collection facilities in the U.S. and Austria through its wholly owned subsidiary BioLife Plasma Services L.P. (“BioLife”). BioLife operates and maintains more than 90 plasma collection facilities in 24 states throughout the U.S. and at seven locations in Austria. Shire also maintains relationships with other plasma suppliers to ensure that it retains the flexibility to meet market demand for its plasma based therapies.

Material Customers

Shire’s three largest trade customers are AmerisourceBergen Corporation, McKesson Corp and Cardinal Health, Inc., which are based in the U.S. In 2017, these wholesale customers accounted for approximately 10%, 9% and 7% of product sales, respectively.

Intellectual Property

The following table shows the patent numbers that are listed in the Patent and Exclusivity Information Addendum of the FDA’s publication, Approved Drug Products with Therapeutic Equivalence Evaluations (the “Orange Book”), for some of Shire’s more significant, revenue-generating products approved via an NDA or an NDA under Section 505(b)(2) under the U.S. Federal Food, Drug, and Cosmetic Act that references a previously approved drug, which are owned by or licensed to Shire and relevant to an understanding of Shire’s business taken as a whole. There may be other patents related to these products, methods of manufacturing, or use of the products in the treatment of particular diseases or conditions that are not listed in the Orange Book. Some of Shire’s other products are biologics which are protected by patents and forms of unpatented confidential information, including manufacturing trade secrets and proprietary know-how, that are not listed in the Orange Book. In addition, expiration dates set forth below do not necessarily reflect possible changes to the patent term afforded by, among other things, patent term extensions in the U.S. or other territories or changes that may result as a consequence of the outcome of litigation or other proceedings. Shire also holds patents in other jurisdictions, such as the EU, Canada and Japan, and has patent applications pending in such jurisdictions, as well as in the U.S.

Product	Orange Book listed U.S. patent	Expiration date
ADDERALL XR	US 6322819 US RE41148 US 6605300 US RE42096	October 21, 2018 October 21, 2018 October 21, 2018 October 21, 2018

FIRAZYR	US 5648333	July 15, 2019

LIALDA/MEZAVANT	US 6773720	June 8, 2020

VYVANSE	US 7105486 US 7223735 US 7655630 US 7659253 US 7659254 US 7662787 US 7662788 US 7671030 US 7671031 US 7674774 US 7678770 US 7678771 US 7687466 US 7687467

February 24, 2023

February 24, 2023

February 24, 2023

February 24, 2023

February 24, 2023

February 24, 2023

February 24, 2023

February 24, 2023

February 24, 2023

February 24, 2023

February 24, 2023

February 24, 2023

February 24, 2023

February 24, 2023

Product	Orange Book listed U.S. patent	Expiration date
	US 7700561 US 7713936 US 7718619 US 7723305	February 24, 2023 February 24, 2023 February 24, 2023 February 24, 2023

GATTEX/REVESTIVE	US 5789379 US 7056886 US 7847061	April 14, 2020 September 18, 2022 November 1, 2025
US 9060992 US 9539310 US 9545434 US 9545435 US 9555079 US 9572867 US 9592273 US 9592274 US 9968655 US 9968656 US 9968658 US 9974835 US 9974837 US 9981014 US 9981016 US 9987334 US 9987335 US 9993528

November 1, 2025

November 1, 2025

November 1, 2025

November 1, 2025

November 1, 2025

November 1, 2025

November 1, 2025

November 1, 2025

November 1, 2025

November 1, 2025

November 1, 2025

November 1, 2025

November 1, 2025

November 1, 2025

November 1, 2025

November 1, 2025

November 1, 2025

November 1, 2025

XIIDRA	US 7314938 US 7745460 US 7790743 US 7928122 US 8084047 US 8168655 US 8367701 US 8592450 US 8927574 US 9085553 US 9216174 US 9353088 US 9447077 US 9890141

March 10, 2025

November 5, 2024

November 5, 2024

November 5, 2024

May 17, 2026

May 9, 2029

April 15, 2029

May 17, 2026

November 12, 2030

July 25, 2033

November 5, 2024

October 21, 2030

April 15, 2029

October 21, 2030

MYDAYIS	US RE41148 US RE42096 US 6913768 US 8846100 US 9173857	October 21, 2018 October 21, 2018 May 24, 2023 August 24, 2029 May 12, 2026

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results.

You should read the following discussion of our operating and financial review and prospects together with our consolidated financial statements included elsewhere in this registration statement. Our consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. The term IFRS also includes International Accounting Standards (“IASs”) and the related interpretations of the committees (SIC and IFRIC). For more information on the basis of presentation, see Note 2 to our audited consolidated financial statements included in this registration statement.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those under Item 3. D “Risk Factors” and elsewhere in this registration statement.

Overview

We are a global pharmaceutical company with an innovative portfolio, engaged primarily in the research, development, production and marketing of prescription drugs. We have a geographically diversified global business base operating in more than 70 countries, and our prescription drugs are marketed in approximately 100 countries and are recognized brands in major countries worldwide. We develop and market pharmaceutical products including prescription drug products to treat a broad range of medical conditions including GI diseases, cancer, neurological and psychiatric diseases and other medical conditions, including diabetes and hypertension, as well as vaccines. We also produce and sell vaccines as well as consumer healthcare products.

We have recently taken significant steps to refocus and enhance our business. For example:

•

In July 2016, we announced a fundamental reorganization of our research and development activities to focus on our three core therapeutic areas, GI, oncology and neuroscience, plus vaccines, to optimize our pipeline and enhance operational efficiency;

•

In February 2017, we acquired ARIAD, a commercial-stage biotechnology company headquartered in Cambridge, Massachusetts to enhance our global oncology portfolio by expanding our prescription drug portfolio and research and development pipeline for the treatment of solid tumors and acquiring its capabilities in hematological oncology; and

•	In the fiscal year ended March 31, 2018, we entered into more than 50 collaborations with third parties to help strengthen our pipeline; and

•

In July 2018, we acquired TiGenix NV, an advanced biopharmaceutical company developing novel stem cell therapies for serious medical conditions, with the aim to bring new treatment options to patients with gastrointestinal disorders.

We have also divested a number of businesses in non-core areas. For example:

•	In April 2016, we completed the sale of our respiratory business to AstraZeneca;

•

In April 2016, we transferred certain long-listed products in Japan to Teva Takeda Yakuhin Ltd., a wholly-owned subsidiary of Teva Takeda Pharma Ltd., a joint venture we formed with Teva Pharmaceutical Industries Ltd. in which we hold a 49% interest, and subsequently sold seven additional long-listed products to Teva Takeda Yakuhin Ltd. in May 2017; and

•	In April 2017, we completed the sale of our shares in Wako Pure Chemical to FUJIFILM Corporation;

•	In August 2018, we sold and divested all our shares and assets in Guangdong Techpool Bio-Pharma Co., Ltd. to Shanghai Pharmaceutical Holding Co. Ltd.; and

•	For the six months ended September 30, 2018, we recorded ¥38.2 billion in proceeds from sales of other shareholdings.

As the next step in our ongoing process to strengthen our business, we are pursuing the Shire Acquisition, which we expect will help us become a global leader in the pharmaceutical industry, reinforcing our strengths in GI and neuroscience, while adding new capabilities in rare diseases and plasma-derived therapies that complement our capabilities in oncology and vaccines. See “—Financial Impact of the Shire Acquisition.”

Operating Segments and Geographic Information

We organize our business as a single operating segment, reflecting the presentation of information to our management for the purposes of allocating resources, measuring performance and forecasting future periods.

Our operations are global in scope, and we generate revenue from selling our products across various regions. While our operations in Japan have historically contributed the largest portion of our revenues, we have continued to expand our operations in the United States, Europe, Canada and Emerging Markets (which consists of Russia/CIS, Latin America, Asia excluding Japan and others). Reflecting this expansion, the United States accounted for more revenue than Japan for the first time in the fiscal year ended March 31, 2018.

Our total revenue by geographic region for the fiscal years ended March 31, 2016, 2017 and 2018 is set forth in the following table:

	For the fiscal year ended March 31,
	2016		2017		2018
	(billions of yen, except for percentages)
Revenue:
Japan	¥688.1	38.1%	¥655.3	37.8%	¥580.3	32.8%
United States	514.4	28.5	520.2	30.0	598.3	33.8
Europe and Canada	309.3	17.1	279.7	16.1	313.7	17.7
Russia/CIS	61.8	3.4	57.5	3.3	68.2	3.9
Latin America	68.4	3.8	72.5	4.2	75.7	4.3
Asia (excluding Japan)	126.0	7.0	112.8	6.5	104.0	5.9
Other(1)	39.4	2.2	34.0	2.0	30.2	1.7

Total	¥1,807.4	100.0%	¥1,732.1	100.0%	¥1,770.5	100.0%

Note:

(1)	Other region includes Middle East, Oceania and Africa.

We refer to Russia/CIS, Latin America, Asia (excluding Japan) and Other collectively as “Emerging Markets”.

Operating Environment

We believe that global demand for healthcare continues to increase across markets, driven by increased access to healthcare, particularly in low-income and middle-income countries. The global pharmaceutical industry also faces a number of challenges, such as stagnation in creating breakthrough novel drugs due to the difficulties of translating new innovations into products in the marketplace, as well as increasingly stringent criteria for the approval of new drugs in many countries. Drastic changes in the healthcare and reimbursement systems in many countries have also impacted the pharmaceutical industry.

In particular, global efforts toward health care cost containment continue to exert pressure on product pricing and market access. Given the growth of overall healthcare costs as a percentage of gross domestic product in many countries, some governments and payers including the U.S., Japanese, European, Canadian and other governments, have introduced price reductions and/or rebate increases for patented and generic medicines, as well as other healthcare products and services. For further discussion of government policies on price reductions and impact on our revenue, see “—Factors Affecting Our Results of Operations—Revenue—Pricing and Government Regulation” and “Item 4. Information on the Company—B. Business Overview—Regulation.”

We also continue to be affected by overall economic conditions and financial markets. Economic growth continues to be stagnant in many major developed countries, while the pace of growth in many emerging economies has declined. Recently, developments such as Brexit, the transition to a new presidential administration in 2017 and uncertainty around upcoming mid-term elections in 2018 in the United States, continued instability in the Middle East and North Korea and tensions over trade, including tariff regimes, have increased political and economic uncertainty. Moreover, the volatility of the Japanese yen against the U.S. dollar and the euro in recent years has impacted our consolidated results, as sales in such currencies are translated into Japanese yen.

Financial Impact of the Shire Acquisition

On May 8, 2018, the boards of Takeda and Shire reached agreement on the terms of a recommended offer pursuant to which Takeda will acquire the entire issued and to be issued ordinary share capital of Shire, which we refer to as the Shire Acquisition. See “Item 4. Information on the Company—A. History and Development of the Company—Shire Acquisition.” Under the proposed terms of the Shire Acquisition, each Shire shareholder will be entitled to receive $30.33 in cash and either 0.839 newly issued shares of our common stock or 1.678 of our ADSs, each representing 0.5 shares of our common stock. This offer represents an estimated aggregate consideration of approximately £46 billion, or approximately ¥6.96 trillion. The final aggregate value of the consideration to be reflected in our consolidated financial statements for the fiscal year in which the Shire Acquisition is completed will depend on the closing price of our shares, the last trading price of Shire shares and number of issued shares of Shire and the exchange rates between the pound sterling and Japanese yen and between the U.S. dollar and the Japanese yen at the time of the closing of the acquisition. We expect to incur significant indebtedness to finance the cash portion of the consideration, which will result in a significant increase in interest costs in future periods. See “—B. Liquidity and Capital Resources—Financing Arrangements for the Shire Acquisition.”

We will account for the Shire Acquisition as a business combination and will record the net assets acquired at fair value. We expect to record a significant amount of inventory, intangible assets, primarily intellectual property and other proprietary rights of Shire related to its products, in connection with the Shire Acquisition, which will result in significant amortization expense in future periods. We also expect to record a significant amount of goodwill in connection with the acquisition reflecting the sum, by which the aggregate fair value of consideration for the Shire Acquisition exceeds the fair value of the identifiable assets acquired and liabilities assumed as of the Shire Acquisition date. Such intangible assets and goodwill will be presented on our balance sheet as of the end of the fiscal period in which the Shire Acquisition is completed.

As described under “—Critical Accounting Policies—Impairment of Goodwill and Intangible Assets,” goodwill and other intangible assets recorded in connection with the Shire Acquisition will be held on our consolidated balance sheet at the recorded value (or amortized value, in the case of intangible assets other than goodwill), less any accumulated impairment losses. If circumstances arise indicating that goodwill or intangible assets recorded in connection with the acquisition may be impaired, such as if we are unable to successfully realize the expected benefits of the acquisition and the carrying amount of goodwill or other intangible assets therefore exceeds their recoverable amount, we may be required to record an impairment loss up to the full value of such goodwill or other intangible assets shown on our consolidated balance sheet.

Following the completion of the Shire Acquisition and the integration of Shire’s business into ours, we expect to be able to achieve significant, recurring pre-tax synergies of at least $1.4 billion annually by the end of the third fiscal year following the completion of the Shire Acquisition, originating from efficiencies in the combined company’s sales, marketing and administrative functions, research and development efforts and product manufacturing and supply. We believe that the realization of these synergies will require an aggregate of approximately $2.4 billion, of non-recurring cash costs relating to the integration of Shire into our business during the first three fiscal years following the completion of the Shire Acquisition. This amount does not include costs relating to the completion of the acquisition, such as advisory, legal or other fees. In the six months ended September 30, 2018, we recorded ¥7.9 billion of acquisition-related costs, such as advisory fees, as a component of selling, general and administrative expenses, ¥3.2 billion of restructuring expense in other expenses and ¥8.8 billion of finance expense relating to the arrangement of commitments to finance the Shire Acquisition, and we expect to incur further costs in future periods. We expect that the costs related to the Shire Acquisition to be incurred in the fiscal year ending March 31, 2019 will be between ¥40.0 billion and ¥60.0 billion. This estimate does not include integration costs, interest on indebtedness and other financial expenses, as the amount of those expenses is dependent on the timing of the completion of the Shire Acquisition. Costs related to the Shire Acquisition, including execution, integration and other costs, will be expensed when they are incurred.

Our unaudited pro forma condensed combined balance sheet and statement of income as of and for the fiscal year ended March 31, 2018, presented in accordance with the requirements of Article 11 of Regulation S-X and Form 20-F, are included in this registration statement.

Financial Impact of the ARIAD Acquisition

On February 16, 2017, we acquired ARIAD Pharmaceuticals, Inc. for a net consideration of ¥583.1 billion. Headquartered in Cambridge, Massachusetts in the United States, ARIAD is a commercial-stage biotechnology company focusing on discovering, developing and commercializing precision therapies for patients with rare forms of chronic and acute leukemia, lung cancer and other rare cancers.

We believe that the acquisition of ARIAD has strengthened and will continue to significantly strengthen our global oncology platform by expanding our solid tumors portfolio and pipeline and reinforcing our existing strength in hematology treatments. In particular, ARIAD has developed ALUNBRIG (brigatinib), a small molecule ALK inhibitor for NSCLC, which was granted accelerated approval in the United States in April 2017. We believe that ALUNBRIG has the potential to be a leading ALK inhibitor due to its manageable safety profile, its potential ability to address mutations of ALK resistant to crizotinib, another ALK inhibitor anti-cancer treatment, and its activity in patients with brain metastases. As a result, we believe that ALUNBRIG has the potential to develop into a significant revenue driver in the future. In addition, ARIAD has developed and commercialized ICLUSIG, a treatment for chronic myeloid leukemia and Philadelphia chromosome positive acute lymphoblastic leukemia. Due to the contribution of these two innovative therapies, we believe that our acquisition of ARIAD will have a significant impact on revenue and will support our growth over the longer term. The expected contribution of these two therapies to revenues is described under “—Factors Affecting Our Results of Operations—Revenue—Principal Products.”

As a result of the acquisition of ARIAD, we recorded ¥273.6 billion in goodwill and ¥433.0 billion in intangible assets. The remaining estimated useful life for products, based on the remaining exclusivity period, acquired as part of the acquisition of ARIAD ranges from 9 to 13 years as of March 31, 2018. Our consolidated results for the fiscal year ended March 31, 2018 included the results of ARIAD for the full fiscal year for the first time, which contributed to increases in revenue and operating profit, as well as the increased importance of the U.S. market to our overall results. We also expensed ¥3.2 billion of costs related to the acquisition of ARIAD, including agency and legal fees, in selling, general and administrative expenses for the fiscal year ended March 31, 2017.

Factors Affecting Our Results of Operations

Revenue

Principal products

We rely on our principal products to generate a significant portion of our revenue. In particular, our ability to maintain and grow our revenue is dependent in part on our ability to generate additional revenue from our “growth drivers,” which we define as the core therapeutic areas of GI, oncology and neuroscience, as well as emerging markets. For descriptions of our principal products, see “Item 4. Information on the Company—B. Business Overview.”

Specifically, we currently depend on NINLARO as a key growth driver in oncology, and expect ICLUSIG and ALUNBRIG, both of which were added to our product portfolio when we acquired ARIAD, to be growth drivers in the future. In GI, ENTYVIO, our overall highest selling product, and TAKECAB are our main growth drivers. In neuroscience, TRINTELLIX is our key growth driver, and we expect future contributions from AZILECT, which we in-licensed from Teva Pharmaceutical Industries Ltd. and which received approval for use in Japan in March 2018. In emerging markets, ADCETRIS and ENTYVIO are our key growth drivers.

In particular, revenue from ENTYVIO, which is currently approved in more than 60 countries, grew from ¥86.2 billion in the fiscal year ended March 31, 2016 to ¥201.4 billion in the fiscal year ended March 31, 2018, and ENTYVIO has been our highest selling product since the fiscal year ended March 31, 2017. Revenue from TAKECAB sold in Japan grew from ¥8.4 billion on a gross basis in the fiscal year ended March 31, 2016 to ¥48.5 billion on a net basis (¥55.1 billion on a gross basis) in the fiscal year ended March 31, 2018. NINLARO, which had a strong launch in the United States and was newly approved in countries including the EU in the last quarter in 2016 and Japan in 2017, demonstrated a revenue growth from ¥4.1 billion in the fiscal year ended March 31, 2016 to ¥46.4 billion in the fiscal year ended March 31, 2018. ICLUSIG recorded ¥2.9 billion and ¥23.1 billion in revenue, respectively, for the period from February 16, 2017 (the date of the ARIAD acquisition) to March 31, 2017, and for the fiscal year ended March 31, 2018. ALUNBRIG, which was also obtained through the acquisition of ARIAD, was launched in the United States in May 2017, and recorded ¥2.8 billion of sales in the fiscal year ended March 31, 2018.

One significant factor affecting revenue of our principal products is the timing of the expiration of the exclusivity period for such products, as well as the timing and success of the sale of newly launched products. For example, following the expiration of patent protection over bortezomib, the active ingredient in VELCADE, one of our largest selling products in the United States, a competing bortezomib-containing product has been introduced. This has led to a decrease in sales of VELCADE, and further entry of competing products could result in substantial additional declines. Such decreases may accelerate following the scheduled expiration of patent protection over the formulation of VELCADE in 2022, or earlier if a competitor is able to develop a way to formulate VELCADE in a manner that does not infringe on the relevant patent or by succeeding in having the formulation patent invalidated. In addition, as patent protection has expired for PANTOPRAZOLE in many major markets including the United States and the EU, sales of PANTOPRAZOLE have continued to decline in those markets. The following table shows revenue, including royalty income and service income, for our key prescription drug products by geographic region for the three most recent fiscal years:

	For the fiscal year ended March 31,
	2016	2017	2018
	(billions of yen)
ENTYVIO
United States	¥63.1	¥99.6	¥133.6
Europe and Canada	21.9	39.5	60.2
Emerging Markets	1.3	4.0	7.5

Total	¥86.2	¥143.2	¥201.4

	For the fiscal year ended March 31,
	2016	2017	2018
	(billions of yen)
NINLARO
Japan	—	—	¥2.5
United States	¥4.0	¥29.1	39.4
Europe and Canada	—	0.2	4.0
Emerging Markets	0.0	0.1	0.6

Total	¥4.1	¥29.4	¥46.4
VELCADE
United States	¥131.6	¥112.9	¥113.7
Other than United States	30.4	24.7	23.6

Total	¥162.0	¥137.6	¥137.3
ADCETRIS
Japan	¥3.1	¥3.3	¥3.8
Europe	17.4	17.5	20.1
Emerging Markets	7.2	9.3	14.3

Total	¥27.6	¥30.1	¥38.5
TAKECAB
Japan(1)	¥8.4	¥34.1	¥48.5

Total	¥8.4	¥34.1	¥48.5
TRINTELLIX(2)
United States	¥24.5	¥31.9	¥48.4

Total	¥24.5	¥31.9	¥48.4
LEUPRORELIN
Japan (product name: LEUPLIN)(1)	¥53.8	¥48.6	¥41.2
United States	17.3	18.3	19.7
Europe and Canada	35.3	31.1	34.5
Emerging Markets	18.0	16.3	12.7

Total	¥124.4	¥114.2	¥108.1
DEXILANT
United States	¥64.0	¥49.7	¥49.5
Europe and Canada	5.4	5.7	6.4
Emerging Markets	5.7	7.3	9.9

Total	¥75.1	¥62.6	¥65.7
AZILVA
Japan(1)	¥59.0	¥66.9	¥64.0

Total	¥59.0	¥66.9	¥64.0
ALOGLIPTIN
Japan (product name: NESINA)(1)	¥36.9	¥32.9	¥26.6
United States	5.3	5.2	6.0
Europe and Canada	3.5	6.1	9.0
Emerging Markets	3.3	4.9	8.6

Total	¥48.9	¥49.1	¥50.2
ULORIC
United States	¥41.8	¥41.4	¥45.8
Europe and Canada	0.7	0.7	0.8
Emerging Markets	—	0.1	0.3

Total	¥42.5	¥42.2	¥46.8

	For the fiscal year ended March 31,
	2016	2017	2018
	(billions of yen)
COLCRYS
United States	¥46.5	¥38.9	¥40.3

Total	¥46.5	¥38.9	¥40.3
AMITIZA
United States	¥37.2	¥33.7	¥33.7
Europe and Canada	0.1	0.1	0.1

Total	¥37.3	¥33.8	¥33.8
PANTOPRAZOLE
United States	¥13.6	¥10.1	¥7.2
Europe and Canada	43.4	30.5	30.6
Emerging Markets	43.7	33.7	28.0

Total	¥100.8	¥74.2	¥65.8
LANSOPRAZOLE
Japan(1)(3)	¥41.3	¥8.1	¥4.6
United States	27.5	20.0	15.2
Europe and Canada	10.5	7.1	7.2
Emerging Markets	10.2	9.2	9.7

Total	¥89.5	¥44.4	¥36.8
CANDESARTAN
Japan(2)	¥58.5	¥14.8	¥2.6
United States	1.3	0.6	0.7
Europe and Canada	12.5	9.3	9.5
Emerging Markets	12.4	9.5	9.2

Total	¥84.8	¥34.2	¥22.0

Notes:

(1)

Effective from the fiscal year ending March 31, 2019, sales of certain products in Japan are disclosed on a net basis, deducting items such as discounts and rebates, in alignment with the global managerial approach applied to individual product sales for the fiscal year ended March 31, 2018. Sales of individual products have been revised retroactively on a net basis to enable year-on-year comparisons. This reclassification has no impact on Takeda’s financial statements and does not represent a correction of figures from the prior fiscal periods. Figures for the fiscal years ended March 31, 2016 and 2017 have not been reclassified retroactively.

(2)

TRINTELLIX is the brand name used since June 2016 for the product previously marketed as BRINTELLIX in the United States. The formulations, indication and dosages of TRINTELLIX remain the same as that of BRINTELLIX.

(3)

Products excluding fixed dose combinations were transferred to Teva Takeda Yakuhin Ltd., a wholly-owned subsidiary of Teva Takeda Pharma Ltd., a joint venture in Japan we formed with Teva Pharmaceutical Industries Ltd., in April 2016. Fixed dose combinations were sold to Teva Takeda Yakuhin Ltd. in May 2017. Amounts presented above represent supply sales to Teva Takeda Yakuhin Ltd., following such transfers.

For a discussion of our principal products and the conditions they treat, see “Item 4. Information on the Company—B. Business Overview.”

Pricing and government regulation

Although we consider domestic and international competitive conditions, such as the price of competing products, in setting and revising the price of our pharmaceutical products, government regulation also has a significant effect in determining the price of pharmaceutical products in many of the countries in which we operate. Government policy in many countries has emphasized, and large customers continue to seek, discounts on pharmaceutical products.

The U.S. Healthcare Legislation, enacted in March 2010, has increased the amount of rebates paid by pharmaceutical companies and has negatively impacted operating income of pharmaceutical companies, although these effects may be offset in part in the medium to long term by the effects of an increase in individuals covered by health care programs. While there are currently legislative proposals in the United States to amend or repeal the U.S. Healthcare Legislation or to introduce other regulatory changes, the potential impact of any new legislation is uncertain. Regulatory and legislative debates are particularly driven by public concern over access to and affordability of pharmaceuticals. These policy and political issues increase the risk that taxes, fees, rebates or other federal and state measures that could affect the pricing of pharmaceuticals may be enacted. These may include a reduction in biologic data exclusivity, modifications to Medicare Parts B and D, language that would allow the Department of Health and Human Services to negotiate prices for biologics and drugs in Medicare, proposals that would require biopharmaceutical manufacturers to disclose proprietary drug pricing information and state-level proposals related to prescription drug prices and reducing the cost of pharmaceuticals purchased by government health care programs. The Bipartisan Budget Act, enacted in February 2018 and scheduled to take effect in 2019, will require manufacturers of brand-name drugs, biologics and biosimilars to pay a 70 percent discount in the Medicare Part D Coverage Gap, up from the current 50 percent discount.

In Japan, the government has the authority to set retail prices for prescription drugs, especially in the context of sales reimbursed by national health insurance programs. Pharmaceutical companies in Japan, including us, are required to list new pharmaceutical products on the NHI price list published by the MHLW in connection with public medical insurance programs. Prices of pharmaceutical products so listed are determined by comparison to comparable products, with necessary adjustments for innovativeness, usefulness and/or size of the markets, or in the absence of comparable products, by the cost calculation method. Prior to 2018, prices on the NHI price list were subject to revision, generally once every two years, on the basis of the actual prices at which the pharmaceutical products are purchased by medical institutions after discounts and rebates off the listed price. Prices on the NHI price list declined by an average of 5.64%, or 2.65% after excluding the 3% consumption tax increase, in 2014, 5.57% in 2016, and 7.48% in 2018, in each case taking into account price revisions on long-listed products. As part of health reform initiatives by the Japanese government aimed at sustaining the universal coverage of the National Health Insurance program, in December 2016, the Japanese government announced its basic reform principles for fundamental reforms of the drug pricing system in 2018. These include an increase in the frequency of price revisions from every other year to annually, with annual price revisions scheduled to begin with the fiscal year ending March 31, 2022.

Governments in Europe and many emerging countries also have national health programs with similar price control systems. In Europe, drug prices continue to be subject to downward pressure due to measures implemented in many countries to control drug costs, and prices continue to experience pressure due to parallel imports, generic competition, increasing use of health technology assessment based upon cost-effectiveness and other factors. While the United States does not have a general national health insurance system, there has been increasing pricing pressure from managed care groups and institutional and governmental purchasers. The pharmaceutical industry has also experienced significant pricing pressures in certain emerging countries.

Patent protection and generic competition

Legal protections and remedies for intellectual property are significant factors in determining the competitiveness of and demand for, as well as the prices of, our pharmaceutical products. Many of our products are protected by substance patents and may also have secondary patents. Secondary patents can include additional patents, such as patents for the processes for making the compound or additional indications or uses. During the patent period, we benefit from the restrictions on competition afforded by the patent. Once patent protection and regulatory data protection expires, however, other pharmaceutical manufacturers may produce generic versions of the products and sell them at lower prices.

In the United States, as well as in many other countries, including in Europe, the introduction of a generic or biosimilar version of a pharmaceutical product often leads to a swift and substantial decline in the sales of the original. Increased pricing pressure, both from governmental regulation and from the healthcare providers in the private sector, means that the market participants with the decision-making authority over pharmaceutical products are quick to adopt generic or biosimilar products once they become available. We may also be subject to competition from generic drug manufacturers prior to the expiration of such patents if the manufacturer successfully challenges the validity of the patents, or if the manufacturer decides that the benefits of prematurely launching “at risk” the generic drug outweigh the costs of defending infringement litigation. Moreover, even our products that still enjoy the benefit of patent exclusivity must compete with the products of other pharmaceutical manufacturers based not only on efficacy or lack of adverse reactions, but also potentially on price, especially where the parties paying for the treatment, which may be health plans, pharmaceutical benefit managers, wholesalers or other parties, maintain formularies or otherwise choose the pharmaceutical products that will be available to patients.

In Japan, the government is implementing various measures to restrain drug costs, including by encouraging medical practitioners to use and prescribe generic drugs, and has recently announced its intention to raise generic drug penetration to 80% by volume by September 2020 with respect to products for which market exclusivity has expired. Market penetration for such products was 65.8% as of September 2017. We are not currently able to quantify the impact that these measures will have on our products. However, we attempt to limit the impact of generic competition by highlighting the proven track record and credibility of our products, as well as making certain price revisions as appropriate. We also try to gain further patent protection through incremental improvements and the addition of new indications related to our products. In addition, in order to mitigate our exposure to the increased use of generics, in April 2016, we transferred certain long-listed products, consisting of products for which patent protection and regulatory data protection have expired, to Teva Takeda Yakuhin Ltd., a wholly-owned subsidiary of Teva Takeda Pharma Ltd., a joint venture we formed with Teva Pharmaceutical Industries Ltd. of Israel. In May 2017, we sold additional long-listed products to Teva Takeda Yakuhin Ltd. The objective of the joint venture is to mitigate the competition in Japan from generics while allowing us to generate revenue from providing distribution services and contract manufacturing services to the joint venture. See “—Other Factors Affecting Our Results of Operations—(a) Acquisitions and Divestures.”

Introduction of new products

While prescription drugs are generally protected by substance patents and regulatory data protection periods, patents are typically limited to a certain number of years depending on the jurisdiction and the type of patents. Notwithstanding such protection, new therapeutic drugs with potentially higher efficacy, a more favorable side-effect profile or a more convenient mechanism of delivery are constantly being developed and introduced by our competitors even during the patent protected period. Therefore, sales of a given product typically decrease upon the expiration of patent protection and the regulatory data protection period and in some cases earlier if superior products have been introduced to the market. In order to ensure sustained revenue growth, pharmaceutical companies must be able to develop or otherwise acquire the rights to develop or market innovative new products. See “Item 4. Information on the Company—B. Business Overview” for information regarding our research and development activities, including our clinical development pipeline.

Costs and Expenses

(a)	Cost of sales

Cost of sales consists primarily of the cost of raw materials and active ingredients, labor and other overhead costs relating to our manufacturing activities as well as sales-based royalty payments to third parties, if any. We believe the ratio of cost of sales to revenue is low in the pharmaceutical industry compared to many other industries due to pricing policies that reflect the need to recoup significant research and development costs necessary to develop and market new pharmaceutical products.

Cost of sales were ¥535.2 billion, ¥558.8 billion and ¥495.9 billion, or 29.6%, 32.3% and 28.0%, respectively, of consolidated revenues, in the fiscal years ended March 31, 2016, 2017 and 2018. The relative proportion of cost of sales to revenue is affected significantly by our product mix, as certain products are comparatively less expensive to produce. For example, products with specialty capabilities developed and manufactured in-house, such as ENTYVIO and NINLARO, tend to have lower cost of sales than other products which are sourced from or manufactured with third party partners. In addition, we have implemented measures to optimize our source network and achieve procurement savings. Whether we achieve our objective of increasing our profitability will depend in part on our ability to decrease the relative proportion of cost of sales to revenue through such initiatives.

(b)	Selling, general and administrative expenses

Our selling, general and administrative costs include advertising and sales promotion expenses, salaries, long-term incentive payments, bonuses and post-employment benefit costs, among others. Beginning in 2016, we have implemented a global operational expenditure initiative to further rationalize expenditures and enhance our profitability and sustainability. Such initiatives include rolling out a new procurement policy, applying discipline to spending, benchmarking general and administrative functions to drive effectiveness and efficiency and reducing our salesforce in the United States to align our sales capabilities with our core therapeutic areas. Our selling, general and administrative expenses were ¥650.8 billion, ¥619.1 billion and ¥628.1 billion in the fiscal years ended March 31, 2016, 2017 and 2018, or 36.0%, 35.7% and 35.5%, respectively, of consolidated revenue.

(c)	Research and development expenses

Research and development of new pharmaceutical products is essential to continued positive operating results. Our research and development efforts are centralized, with the allocation of resources made on a global basis. See “—C. Research and Development, Patents, Licenses, etc.” for a description of our key research and development policies. Our research and development expenses, which include expenses related to basic research as well as pre-clinical and clinical development, have been significant historically and will continue to be significant. While we expect to achieve greater cost efficiency as a result of our efforts to fundamentally reorganize our research and development activities, we plan to reinvest cost savings attributable to such efficiency improvements in additional research and development in our core therapeutic areas. Research and development expenses are recorded as expenses as they are incurred, and are generally not capitalized until the criteria for recognizing an asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable for a given product. In the fiscal years ended March 31, 2016, 2017 and 2018, research and development expenses were ¥335.8 billion, ¥312.3 billion and ¥325.4 billion, or 18.6%, 18.0% and 18.4% of total revenue, respectively. Research and development expenses could increase due to anticipated clinical trials for existing and new late stage pipeline products, including in-licensed products.

(d)	Amortization and impairment losses on intangible assets associated with products

Intangible assets associated with products primarily include intangible assets associated with specific products acquired through acquisitions. We amortize intangible assets associated with products over their estimated useful life ranging from 3 to 20 years (generally reflecting the expected length of patent or regulatory data protection for such product) using the straight-line method. Intangible assets associated with products are also subject to impairment, and are held net of accumulated impairment losses and any reversals thereof. Amortization and impairment losses on intangible assets associated with products therefore tend to increase as the total balance of intangible assets associated with products increases, subject to any impairment losses or reversals thereof. In the fiscal year ended March 31, 2016, amortization, impairment and reversal of impairment were ¥121.8 billion, ¥18.6 billion and ¥8.6 billion, respectively. In the fiscal year ended March 31, 2017, amortization, and impairment were ¥112.5 billion and ¥44.6 billion (which includes ¥0.4 billion of impairment included in restructuring expense, which is a component of other operating expenses), respectively. In the fiscal year ended March 31, 2018, amortization, impairment and reversal of impairment were ¥126.1 billion, ¥19.1 billion and ¥23.1 billion, respectively. As of March 31, 2018, intangible assets associated with specific products totaled ¥970.0 billion.

Other Factors Affecting Our Results of Operations

(a)	Acquisitions and Divestitures

As part of our business strategy, we regularly engage in acquisitions and divestitures. We may acquire new businesses to expand our research and development capabilities (including expanding into new methodologies) and to acquire new products (whether in the development pipeline or at the marketing stage) or other strategic regions. Similarly, we regularly divest businesses and product lines to maintain our focus on our key growth drivers and to manage our portfolio. As a result of these acquisitions and divestitures, our product portfolio, particularly outside of our key growth drivers, fluctuates from year to year, and our results of operations for a given fiscal year may not be directly comparable to results from prior or future fiscal years. For a description of the expected effect of the Shire Acquisition on our financial condition and results of operations, see “—Financial Impact of the Shire Acquisition.” For a description of the effect of the acquisition of ARIAD in 2017 on our financial condition and results of operations, see “—Financial Impact of the ARIAD Acquisition.”

We also have recorded substantial goodwill and intangible assets in connection with past acquisitions and had a total goodwill of ¥1,029.2 billion and intangible assets of ¥1,014.3 billion as of March 31, 2018. Intangible assets associated with products are amortized over their estimated useful life over a period of 3 to 20 years. Goodwill and indefinite-lived intangible assets are subject to impairment under certain conditions, as discussed under “—Critical Accounting Policies—Impairment of Goodwill and Intangible Assets.”

In April 2016, we transferred certain long-listed products in Japan to Teva Takeda Yakuhin Ltd., a wholly-owned subsidiary of Teva Takeda Pharma Ltd., a joint venture we formed with Teva Pharmaceutical Industries Ltd. in which we hold a 49% interest, representing shares of Teva Takeda Pharma Ltd. received as consideration for the transfer. At the time of the transfer, we recognized a gain for the difference between the fair value consideration received (shares of Teva Takeda Pharma Ltd.) and the carrying value of the business to the extent we disposed of the business. The remainder of the gain was deferred and will be amortized over a period of 15 years from the date of the transfer, representing the estimated useful life of the intangible assets associated with the products transferred. In the fiscal year ended March 31, 2017, we recognized a gain related to this transfer of ¥115.4 billion. ¥102.9 billion of such amount was the amount of the gain recognized at the time of disposal. The remainder represents the amount of the deferred gain amortized during such fiscal year. We receive income from the joint venture in the form of a supply and distribution fee, in addition to a 49% share of the joint venture’s income or losses. See Note 14 to our audited consolidated financial statements included in this registration statement for a detailed discussion of the results of Teva Takeda Pharma Ltd.

In April 2017, we completed the sale of our shares in Wako Pure Chemical to FUJIFILM Corporation for a sale price of ¥198.5 billion, for which we recognized a gain of ¥106.3 billion in the fiscal year ended March 31, 2018. Wako Pure Chemical generated revenue of ¥76.6 billion and ¥79.1 billion for the fiscal years ended March 31, 2016 and 2017, respectively.

(b)	Foreign exchange fluctuations

In the fiscal year ended March 31, 2018, 67.2% of our revenue was from outside of Japan, and we expect that in the future an even more significant portion of our revenue will be generated in foreign currencies from sources outside of Japan due to the expansion of sales outside Japan. Changes in foreign exchange rates, particularly for the U.S. dollar and the euro, relative to the yen, which is our reporting currency, will impact our revenues and expenses. When the yen weakens against other currencies, our revenues attributable to such other currencies increase, having a positive impact on our results of operations, which may be offset by increased expenses denominated in such currencies. Conversely, when the yen strengthens against other currencies, our revenues attributable to such currencies decrease, having a negative impact on our results of operations, which may be offset by decreased expenses denominated in such currencies. We utilize certain hedging measures with respect to some of our significant foreign currency transactions, primarily forward exchange contracts, currency swaps and currency options for individually significant foreign currency transactions. See Note 27 to our consolidated financial statements included in this registration statement.

(c)	Periodic trends

Our revenues, operating profit and net income were lower in the fourth quarter of each of the fiscal years ended March 31, 2016, 2017 and 2018, due mainly to fluctuations in sales in Japan. As pricing revisions in Japan generally take effect as of April 1 of the relevant year, Japanese pharmaceutical product wholesalers postpone purchases during the quarter prior to such pricing revisions, causing decreased revenue. Furthermore, Japanese pharmaceutical product wholesalers generally control their inventory more tightly towards their fiscal year ends, typically March 31, which also causes decreased revenue in the fourth fiscal quarter. Japanese pharmaceutical product wholesalers also tend to increase purchases ahead of the New Year holidays, causing a concentration of sales in our third fiscal quarter, from October 1 to December 31. Moreover, the commencement of clinical trials and other research and development activities increases in our fourth fiscal quarter, leading to increased research and development expense compared to other quarters.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with IFRS. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. On an ongoing basis, management evaluates its estimates and assumptions. Management bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable at the time the estimates and assumptions are made. Actual outcomes may differ from those estimates and assumptions.

We believe the following critical accounting policies are affected by management’s estimates and assumptions, changes to which could have a significant impact on our consolidated financial statements.

Revenue Recognition

Our revenue is primarily related to the sale of pharmaceutical products and is generally recognized at the time product is shipped to the customer. Our gross sales are subject to various deductions, which are primarily composed of rebates and discounts to retail customers, government agencies, wholesalers, health insurance companies and managed healthcare organizations. These deductions represent estimates of the related obligations, requiring the use of judgement when estimating the effect of these sales deductions on gross sales for a reporting period. These adjustments are deducted from gross sales to arrive at net sales. The U.S. market has the most complex arrangements related to revenue deductions.

The following summarizes the nature of the most significant adjustments to revenue:

•	U.S. Medicare and Medicaid: The U.S. Medicaid Drug Rebate Program is administered by state governments using state and federal funds to provide assistance to certain vulnerable and needy individuals and families. Calculating the rebates to be paid related to this program involves interpreting relevant regulations, which are subject to challenge or change in interpretative guidance by government authorities. Provisions for Medicaid rebates are calculated using a combination of historical experience, product and population growth, product pricing and the mix of contracts and specific terms in the individual state agreements. The U.S. Federal Medicare Program, which funds healthcare benefits to individuals age 65 or older and certain disabilities, provides prescription drug benefits under Part D section of the program. This benefit is provided and administrated through private prescription drug plans. Provisions for Medicare Part D rebates are calculated based on the terms of individual plan agreements, product sales and population growth, product pricing and the mix of contracts. There is often a time lag of several months between us recording the revenue deductions and our final accounting for Medicare and Medicaid rebates.

•

Customer rebates: Offer rebates to purchasing organizations and other direct and indirect customers to sustain and increase market share, and to ensure patient access to our products. Since rebates are contractually agreed upon, the related provisions are estimated based on the terms of the individual agreements, historical experience, and projected product growth rates.

•

Wholesaler chargebacks: We have arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Provisions for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product growth rates

•	Return reserves: When we sell a product providing a customer the right to return it, we record a provision for estimated sales returns based on our sales return policy and historical return rates.

Because the amounts are estimated, they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the type of purchasing organization, end consumer, and product sales mix.

Historically, our adjustments of estimates, to reflect actual results or updated expectations, have not been material to our overall business. Product-specific rebates, however, can have a significant impact on year-over-year individual product growth trends. If any of our ratios, factors, assessments, experiences or judgments are not indicative or accurate predictors of our future experience, our results could be materially affected. The sensitivity of our estimates can vary by program, type of customer and geographic location.

Impairment of Goodwill and Intangible Assets

We review long-lived intangible assets for impairment whenever events or changes in circumstance indicate that the asset’s balance sheet carrying amount may not be recoverable. Goodwill and other currently not amortized intangible assets are reviewed for impairment at least annually.

Assets are generally considered impaired when their balance sheet carrying amount exceeds their estimated recoverable amount. The recoverable amount is estimated for each individual asset or at the larger cash-generating unit level when cash is generated in combination with other assets. Goodwill is allocated to cash-generating units based on expected synergies as determined and the recoverable amount is estimated at the cash-generating unit level. Our cash generating units are identified base on the smallest identifiable group of assets that generate independent cash inflows and are represented by the regions where we sell our products. The estimation of recoverable value requires us to make a number of assumptions including:

•	amount and timing of projected future cash flows;

•	behavior of competitors (launch of competing products, marketing initiatives, etc.);

•	probability of obtaining regulatory approvals;

•	future tax rates;

•	terminal growth rate; and

•	discount rate.

Due to changes in these assumptions in subsequent periods we have recognized impairments and reversal of impairments during the periods presented. See Notes 11 and 12 to our consolidated financial statements.

As of March 31, 2018 we have ¥1,029.2 billion of goodwill and ¥1,014.3 billion of intangible assets which in aggregate represent 49.8% of our total assets. A change in the estimates used to calculate recoverable value could have a material impact on our consolidated financial statements.

Retirement and Other Post-employment Benefit Plans

We sponsor pension and other post-employment benefit plans that cover a significant portion of our employees. We are required to make significant assumptions and estimates about future events in calculating the expense and the present value of the liability related to these plans. These include assumptions about the interest rates we apply to estimate future defined benefit obligations and net periodic pension expense, as well as rates of future pension increases. In addition, our actuarial consultants provide our management with historical statistical information such as withdrawal and mortality rates in connection with these estimates.

Assumptions and estimates used by us may differ materially from the actual results we experience due to changing market and economic conditions, higher or lower withdrawal rates, and longer or shorter life spans of participants among other factors. See Note 22 to our consolidated financial statements for sensitivity information related to the most significant assumptions.

A significant change in the assumption in future periods could have a material impact on our consolidated financial statements.

Contingent Liabilities

We are involved in various legal proceedings primarily related to product liability and commercial liability arising in the normal course of our business. These contingencies are described in detail in Note 32 to our consolidated financial statements.

These and other contingencies are, by their nature, uncertain and based upon complex judgments and probabilities. The factors we consider in developing our provision for litigation and other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. In addition, we record a provision for product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs based primarily on historical claims experience and data regarding product usage. We also consider the insurance coverage we have to diminish the exposure for periods covered by insurance. In assessing our insurance coverage, we consider the policy coverage limits and exclusions, the potential for denial of coverage by the insurance company, the financial condition of the insurers, and the possibility of and length of time for collection. Any provision and the related estimated insurance recoverable have been reflected on a gross basis as liabilities and assets, respectively, on our consolidated balance sheets.

At March 31, 2018, we have a provision of ¥23.2 billion for outstanding legal cases and other disputes. A change in our assessment related to the factors used to estimate the provision (as described above) could have a material impact on our financial statements in future periods.

Income Taxes

We prepare and file our tax returns based on an interpretation of tax laws and regulations, and we record estimates based on these judgments and interpretations. In the normal course of business, our tax returns are subject to examination by various taxing authorities, which may result in additional tax, interest or penalty assessment by these authorities. Inherent uncertainties exist in estimates of many tax positions due to changes in tax law resulting from legislation, regulation, and/or as concluded through the various jurisdictions’ tax court systems. When we conclude that it is not probable that a taxing authority will accept an uncertain tax position, we recognize the best estimate of the expenditure required to settle a tax uncertainty. The amount of unrecognized tax benefits is adjusted for changes in facts and circumstances. For example, adjustments could result from significant amendments to existing tax law, the issuance of regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of a tax examination. We believe our estimates for uncertain tax positions are appropriate and sufficient based on currently known facts and circumstances.

We also assess our deferred tax assets to determine the realizable amount at the end of each period. In assessing the recoverability of deferred tax assets, we consider the scheduled reversal of taxable temporary differences, projected future taxable profits, and tax planning strategies. Based on the level of historical taxable profits and projected future taxable profits during the periods in which the temporary differences become deductible, we determine the amount the tax benefits we believe are realizable. At March 31, 2018, we had unrecognized deferred tax benefits of ¥19.7 billion. A change in our assumptions in future periods could have a significant impact on our income tax provision.

Our income tax expense is also impacted by any change in the tax rate applied to our deferred tax assets and liabilities. During the year ended March 31, 2018, our effective tax rate was reduced by 12.6% due to change in tax rates including the impact of the tax reform in the United States.

Business Combination

Accounting for a business combination requires us to estimate the fair value of the assets and liabilities acquired and the value of any contingent consideration. The estimate of fair value requires us to make a number of assumptions including estimated future cash flows, discount rates, development and approval milestones, expected market performance and for contingent consideration the likelihood of payment.

Contingent consideration is recorded at fair value at the end of each period. The changes in the fair value based on time value of money are recognized in “Finance expenses” while other changes are recognized in “Other operating income” or “Other operating expenses” on the consolidated statement of income. During the year ended March 31, 2018, the change in fair value of contingent consideration resulted in the recording of an additional ¥12.8 billion to be paid by us.

Results of Operations

The following table provides selected consolidated statements of income information for the years ended March 31, 2016, 2017 and 2018.

	For the fiscal year ended March 31,
	2016	2017	2018
	(Billions of yen)
Revenue	¥1,807.4	¥1,732.1	¥1,770.5
Cost of Sales	(535.2)	(558.8)	(495.9)
Selling, general and administrative expenses	(650.8)	(619.1)	(628.1)
Research and development expenses	(335.8)	(312.3)	(325.4)
Amortization and impairment losses on intangible assets associated with products	(131.8)	(156.7)	(122.1)
Other operating income	21.3	143.5	169.4
Other operating expenses	(44.4)	(72.9)	(126.6)

Operating profit	130.8	155.9	241.8
Finance income	21.6	12.3	39.5
Finance expenses	(31.9)	(23.2)	(31.9)
Share of profit (loss) of investments accounted for using the equity method	(0.0)	(1.5)	(32.2)

Profit before tax	120.5	143.3	217.2
Income tax expenses	(37.1)	(27.8)	(30.5)

Net profit for the year	83.5	115.5	186.7

Fiscal Year Ended March 31, 2018 compared with the Fiscal Year Ended March 31, 2017

Revenue. Revenue increased ¥38.5 billion, or 2.2%, from ¥1,732.1 billion for the fiscal year ended March 31, 2017 to ¥1,770.5 billion for the fiscal year ended March 31, 2018. During the fiscal year ended March 31, 2018, our revenue decreased by ¥94.3 billion as a result of divestitures, which primarily consisted of ¥79.1 billion attributable to the divestiture of Wako Pure Chemical in April 2017 and ¥11.1 billion attributable to the termination of the commercialization agreement for CONTRAVE in the U.S. in August 2016. Excluding the impact of divestitures, our revenues increased by ¥132.8 billion primarily due to growth in our core therapeutic areas of GI, oncology and neuroscience, which includes the favorable impact of the strengthening of the U.S. dollar and Euro against the yen as compared to the prior year.

Change in revenue in our three key therapeutic areas of GI, oncology and neuroscience was primarily attributable to the following products:

•

GI. In the therapeutic area of GI, revenue grew 23.5% compared to the previous fiscal year. Revenue attributable to ENTYVIO was ¥201.4 billion in the fiscal year ended March 31, 2018, an increase of ¥58.2 billion, or 40.6%, compared to the previous fiscal year as a result of increase in sales volume, making ENTYVIO our top-selling product. Revenue attributable to TAKECAB was ¥48.5 billion (or ¥55.1 billion on a gross basis) in the fiscal year ended March 31, 2018, compared to ¥34.1 billion on a gross basis in the previous fiscal year, with prescriptions in Japan as a result of a higher overall volume due to TAKECAB’s efficacy in reflux esophagitis and the prevention of recurrence of gastric ulcers during low-dose aspirin administration.

•

Oncology. In the therapeutic area of oncology, revenue grew 14.6% compared to the previous fiscal year. Revenue attributable to NINLARO was ¥46.4 billion, an increase of ¥17.1 billion, or 58.1% compared to the previous fiscal year, reflecting market penetration across several regions, particularly in the United States. Revenue attributable to ICLUSIG, which was obtained through the acquisition of ARIAD in February 2017, was ¥23.1 billion, its first full-year contribution to our revenue growth in this key therapeutic area. ALUNBRIG, also obtained through the acquisition of ARIAD, was launched in the United States in May 2017, and revenue attributable to it in the fiscal year ended March 31, 2018 was ¥2.8 billion. Revenue attributable to VELCADE decreased slightly to ¥137.3 billion in the fiscal year ended March 31, 2018 from ¥137.6 billion in the previous fiscal year.

•

Neuroscience. In the therapeutic area of neuroscience, revenue grew 24.5% compared to the previous fiscal year. Revenue attributable to TRINTELLIX was ¥48.4 billion, an increase of ¥16.5 billion, or 51.6%, versus the previous year, reflecting higher volumes as a result of expansion of market share in the U.S. branded antidepressant market, driven by our patient engagement initiatives.

Cost of sales. Cost of sales decreased ¥62.8 billion, or 11.2%, from ¥558.8 billion for the fiscal year ended March 31, 2017 to ¥495.9 billion for the fiscal year ended March 31, 2018. Cost of sales as a percentage of revenue decreased from 32.3% in the fiscal year ended March 31, 2017 to 28.0% in the fiscal year ended March 31, 2018. The decreases in cost of sales, both overall and relative to revenues, was primarily due to the disposition of Wako Pure Chemical in April 2017, which generally had lower-margin products, as well as the effect of other changes to our product mix due to the faster growth of higher margin products, such as ENTYVIO and NINLARO, relative to other products.

Selling, general and administrative expenses. Selling, general and administrative expenses increased ¥9.0 billion, or 1.5%, from ¥619.1 billion for the fiscal year ended March 31, 2017 to ¥628.1 billion for the fiscal year ended March 31, 2018, mainly due to increased long-term incentive payments to management, higher co-promotion expenses related to increased sales of TAKECAB in Japan and higher compensation costs, which contributed ¥2.6 billion, ¥4.8 billion and ¥3.8 billion, respectively. However, selling, general and administrative expenses increased at a lower rate than revenue, reflecting our overall cost reduction efforts.

Research and development expenses. Research and development expenses increased ¥13.1 billion, or 4.2%, from ¥312.3 billion for the fiscal year ended March 31, 2017 to ¥325.4 billion for the fiscal year ended March 31, 2018, mainly due to our pursuit of increased research and development projects and the effect of a weaker Japanese yen.

Amortization and impairment losses on intangible assets associated with products. Amortization and impairment losses on intangible assets associated with products decreased ¥34.6 billion, or 22.1%, from ¥156.7 billion for the fiscal year ended March 31, 2017 to ¥122.1 billion for the fiscal year ended March 31, 2018. This was primarily driven by a decrease of impairment losses on intangible assets of ¥48.2 billion, including a ¥22.6 billion reversal of the previous impairment related to COLCRYS, reflecting updated estimates about the amount of impairment due to better-than-expected sales performance. This was offset in part by increased amortization of intangible assets of ¥13.6 billion, resulting from the inclusion of amortization of intangible assets acquired in the ARIAD acquisition.

Other operating income. Other operating income increased by ¥25.9 billion, or 18.0%, from ¥143.5 billion for the fiscal year ended March 31, 2017 to ¥169.4 billion for the fiscal year ended March 31, 2018, driven mainly by ¥106.3 billion representing a gain on the sale of Wako Pure Chemical in April 2017, ¥27.5 billion representing a gain on divestments to Teva Takeda Yakuhin Ltd. and ¥18.8 billion representing a gain on sales of property, plant and equipment and investment property. Other operating income in the previous fiscal year was primarily driven by a ¥115.4 billion gain on divestments to Teva Takeda Yakuhin Ltd and a ¥12.0 billion gain from the reversal of contingent consideration liability reflecting decreased expected sales of COLCRYS.

Other operating expenses. Other operating expenses increased ¥53.7 billion, or 73.6%, to ¥126.6 billion for the fiscal year ended March 31, 2018, as compared to ¥72.9 billion for the fiscal year ended March 31, 2017.

This was driven by a loss on liquidation of a foreign subsidiary of ¥41.5 billion primarily reflecting the recognition of cumulative translation losses and an increase in fair value of contingent consideration of ¥10.5 billion driven by an increase in projected sales primarily for COLCRYS.

Operating profit. As a result of the above factors, operating profit increased ¥85.9 billion, or 55.1%, from ¥155.9 billion for the fiscal year ended March 31, 2017 to ¥241.8 billion for the fiscal year ended March 31, 2018.

Profit before tax. As a result of the above factors, profit before tax increased ¥73.9 billion, or 51.5%, from ¥143.3 billion for the fiscal year ended March 31, 2017 to ¥217.2 billion for the fiscal year ended March 31, 2018.

Income tax (expenses). Income tax expenses increased ¥2.7 billion, or 9.6%, from ¥27.8 billion for the fiscal year ended March 31, 2017 to ¥30.5 billion for the fiscal year ended March 31, 2018. This increase was mainly due to the tax impact of ¥22.8 billion resulting from the increase in profit before tax compared to the previous fiscal year, as well as the effect of additional tax benefits recognized for the year ended March 31, 2017, resulting from reduction of share capital of a subsidiary, which was responsible for an increase of ¥8.9 billion. These increases were offset in part by the positive impact of the enactment of U.S. tax reforms, principally related to the revaluation of net deferred tax liability at a lower enacted tax rate and improved recoverability of deferred tax assets, which resulted in a decrease of ¥27.5 billion.

Net profit for the year. As a result of the above factors, net profit for the year increased ¥71.2 billion, or 61.6%, from ¥115.5 billion for the fiscal year ended March 31, 2017 to ¥186.7 billion for the fiscal year ended March 31, 2018.

Fiscal Year Ended March 31, 2017 compared with the Fiscal Year Ended March 31, 2016

Revenue decreased ¥75.3 billion, or 4.2%, from ¥1,807.4 billion for the fiscal year ended March 31, 2016 to ¥1,732.1 billion for the fiscal year ended March 31, 2017. ¥69.3 billion of this decrease in revenue resulted from divestitures, including the sale of our respiratory portfolio to AstraZeneca and the transfer of long-listed products in Japan to Teva Takeda Yakuhin Ltd. The unfavorable impact of changes in foreign exchange rates, primarily a 10% strengthening of Japanese yen compared to U.S. dollar, contributed an additional ¥125.4 billion to the decrease in revenue. These decreases were partially offset by sales growth in our product portfolio, excluding the effect of foreign exchange rates and divestures, of ¥119.4 billion, which was concentrated in our core therapeutic areas of GI, oncology and neuroscience.

The main drivers for the increase in revenue in our three key therapeutic areas of GI, oncology and neuroscience (including the effect of foreign exchange rate fluctuations) were as follows:

•

GI. In the therapeutic area of GI, revenue attributable to ENTYVIO was ¥143.2 billion in the fiscal year ended March 31, 2017, an increase of ¥57.0 billion, or 66.2%, compared to the previous fiscal year, making ENTYVIO our top-selling product. Revenue attributable to TAKECAB was ¥34.1 billion in the fiscal year ended March 31, 2017, an increase of ¥25.7 billion, reflecting its rapid penetration into the Japanese market following the expiration of regulatory limitations on continued use in Japan. This increase was partially offset by a decline in sales of ¥12.5 billion for DEXILANT.

•

Oncology. In the therapeutic area of oncology, revenue attributable to NINLARO was ¥29.4 billion, an increase of ¥25.3 billion, reflecting strong adoption in the United States. Revenue attributable to ICLUSIG, which was obtained through the acquisition of ARIAD in February 2017, was ¥2.9 billion. Revenue attributable to VELCADE decreased by ¥24.5 billion, or 15.1%, to ¥137.6 billion in the fiscal year ended March 31, 2017, reflecting the negative effect of foreign exchange rate fluctuation and decrease in sales volume during the fiscal year ended March 31, 2017.

•

Neuroscience. In the therapeutic area of neuroscience, revenue attributable to TRINTELLIX was ¥31.9 billion, an increase of ¥7.4 billion, or 30.1%, versus the previous year, reflecting expanded share of the U.S. branded antidepressant market.

Cost of sales. Cost of sales increased ¥23.6 billion, or 4.4%, from ¥535.2 billion for the fiscal year ended March 31, 2016 to ¥558.8 billion for the fiscal year ended March 31, 2017. Cost of sales as a percentage of revenue increased from 29.6% in the fiscal year ended March 31, 2016 to 32.3% in the fiscal year ended March 31, 2017. The increase in cost of sales was primarily driven by changes in our product mix reflecting the sale of certain long-listed high-margin products to Teva Takeda Yakuhin Ltd.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased ¥31.7 billion, or 4.9%, from ¥650.8 billion for the fiscal year ended March 31, 2016 to ¥619.1 billion for the fiscal year ended March 31, 2017. However, selling, general and administrative expenses as a percentage of sales remained consistent during the fiscal year ended March 31, 2018 compared to the fiscal year ended March 31, 2017.

Research and development expenses. Research and development expenses decreased ¥23.5 billion, or 7.0%, from ¥335.8 billion for the fiscal year ended March 31, 2016 to ¥312.3 billion for the fiscal year ended March 31, 2017, due mainly to the favorable impact of a stronger yen.

Amortization and impairment losses on intangible assets associated with products. Amortization and impairment losses on intangible assets associated with products increased ¥24.9 billion, or 18.9%, from ¥131.8 billion for the fiscal year ended March 31, 2016 to ¥156.7 billion for the fiscal year ended March 31, 2017, mainly due to a ¥16.0 billion impairment loss related to COLCRYS recognized due to a decline in sales and a ¥7.9 billion impairment loss related to TAK-117 due to the project’s termination.

Other operating income. Other operating income increased by ¥122.2 billion from ¥21.3 billion for the fiscal year ended March 31, 2016 to ¥143.5 billion for the fiscal year ended March 31, 2017, mainly due to a ¥102.9 billion gain relating to the transfer of certain long-listed products in Japan to Teva Takeda Yakuhin Ltd. and a ¥12.0 billion gain from the reversal of contingent consideration liability reflecting decreased expected sales of COLCRYS.

Other operating expenses. Other operating expenses increased ¥28.5 billion, or 64.2%, to ¥72.9 billion for the fiscal year ended March 31, 2017, as compared to ¥44.4 billion for the fiscal year ended March 31, 2016, mainly due to an increase of ¥28.8 billion in restructuring expenses, including expenses incurred as a result of our research and development transformation initiative described under “—C. Research and Development, Patents and Licenses, etc.”

Operating profit. As a result of the above factors, operating profit increased ¥25.0 billion, or 19.1%, from ¥130.8 billion for the fiscal year ended March 31, 2016 to ¥155.9 billion for the fiscal year ended March 31, 2017.

Profit before tax. As a result of the above factors, profit before tax increased ¥22.8 billion, or 18.9%, from ¥120.5 billion for the fiscal year ended March 31, 2016 to ¥143.3 billion for the fiscal year ended March 31, 2017.

Income tax (expenses). Income tax expenses decreased ¥9.2 billion, or 24.9%, from ¥37.1 billion for the fiscal year ended March 31, 2016 to ¥27.8 billion for the fiscal year ended March 31, 2017. The decrease was mainly due to a lower Japanese statutory tax rate and favorable geographical mix of earnings as well as a tax provision during the previous fiscal year related to the revaluation of net deferred tax assets in Japan at a lower enacted rate. These decreases, which totaled ¥29 billion, were partially offset by an increase of ¥13.7 billion due to lower tax credits and ¥5.6 billion due to lower tax benefits from deduction of share capital basis in the current fiscal year.

Net profit for the year. As a result of the above factors, net profit for the year increased ¥32.0 billion, or 38.4%, from ¥83.5 billion for the fiscal year ended March 31, 2016 to ¥115.5 billion for the fiscal year ended March 31, 2017.

Certain Non-IFRS Performance Measures

In addition to our reported financial results prepared under IFRS, we also prepare and disclose EBITDA and Adjusted EBITDA, which are measures not prepared in accordance with IFRS. We present EBITDA and Adjusted EBITDA because we believe that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We further believe that Adjusted EBITDA is helpful to investors in identifying trends in our business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis.

The usefulness of EBITDA and Adjusted EBITDA to investors has limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items, which could increase or decrease these measures, which investors may consider to be unrelated to our long-term operations, such as the results of businesses divested during a period. These non-IFRS measures should not be considered in isolation and are not, and should not be viewed as, substitutes for income, net profit for the year or any other measure of performances presented in accordance with IFRS. We encourage investors to review our historical financial statements in their entirety and caution investors to use IFRS measures as the primary means of evaluating our performance, value and prospects for the future, and EBITDA and Adjusted EBITDA as supplemental measures.

EBITDA and Adjusted EBITDA

We define EBITDA as net profit before income tax expenses, depreciation and amortization and net interest expense. We define Adjusted EBITDA as EBITDA further adjusted to exclude impairment losses, other operating expenses and income (excluding depreciation and amortization), finance expenses and income (excluding net interest expense), our share of loss from investments accounted for under the equity method and other items that management believes are unrelated to our core operations such as purchase accounting effects and transaction related costs.

The following table provides a reconciliation from net profit to EBITDA and Adjusted EBITDA for the fiscal years ended March 31, 2016, 2017 and 2018.

	For the fiscal year ended March 31,
	2016	2017	2018
	(billions of yen)
Net profit for the year	¥83.5	¥115.5	¥186.7
Income tax expenses	37.1	27.8	30.5
Depreciation and amortization	182.2	171.4	182.1
Interest expense, net	3.0	5.5	6.8

EBITDA	¥305.8	¥320.2	¥406.1
Impairment losses	15.2	51.4	13.5
Other operating expense (income), net, excluding depreciation and amortization	17.0	(78.3)	(61.1)
Finance expense (income), net, excluding interest income and expense, net	7.3	5.4	(14.4)
Share of loss on investments accounted for under the equity method	0.0	1.5	32.2
Other adjustments:		—	—
Loss on deconsolidation	6.3	—	—
Transaction costs related to the acquisition of ARIAD	—	3.2	—
Impact on profit related to fair value step up of inventory in ARIAD acquisition	—	—	1.4
Adjusted EBITDA	¥351.6	¥303.4	¥377.7

B.	Liquidity and Capital Resources.

Cash Requirements

Our cash and capital requirements are related mainly to our operating cash requirements, capital expenditures, contractual obligations, repayment of indebtedness and payment of interest and dividends.

We intend to fund the cash portion of the consideration for the Shire Acquisition through the incurrence of new indebtedness. See “—Financing Arrangements for the Shire Acquisition.”

Operating Cash Requirements

We require cash on an ongoing basis to finance our regular operations. Our cash outlays mainly include research and development expenses, milestone payments, sales and marketing expenses, personnel and other general and administrative costs and raw material costs. Income tax payments also require significant cash outlays as well as working capital financing.

Capital Expenditures

Our capital expenditures for tangible assets meeting new regulatory requirements consist primarily of enhancing and streamlining our production facilities, replacing fully depreciated items, and promoting efficiency of our operations. Our capital expenditures for intangible assets represent mainly licensed products, where such assets have been acquired from third-party partners, as well as software development expenditures. Our capital expenditures (consisting of the additions to property, plant and equipment and intangible assets recorded on our consolidated balance sheet) for the fiscal years ended March 31, 2016, 2017 and 2018 were ¥125.8 billion, ¥148.1 billion and ¥124.1 billion, respectively.

	For the fiscal year ended March 31,
	2016	2017	2018
	(billions of yen)
Tangible assets(1)	¥94.0	¥72.4	¥74.5
Intangible assets(1)	31.8	75.7	49.5

Total(1)	¥125.8	¥148.1	¥124.1

Note:

(1)	Excludes acquisitions through business combinations.

As of March 31, 2018, we had contractual commitments for the acquisition of property, plant and equipment of ¥14.1 billion. We intend to fund such commitments with cash on hand.

Financing Obligations

We have outstanding indebtedness of ¥1,038.8 billion as of March 31, 2018 and our total interest expense for the fiscal years ended March 31, 2016, 2017 and 2018 was ¥5.3 billion, ¥7.6 billion and ¥10.0 billion, respectively.

Our long-term loans included above include the following covenants:

•	Our profit before tax must not be a negative number for two consecutive years; and

•

Our total equity (excluding foreign currency translation adjustments) on a quarterly basis must be at least 75% of our total equity (excluding foreign currency translation adjustments) reflected in our balance sheet for two consecutive quarters.

Other than as described above, our outstanding loans, bonds and finance lease obligations do not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness (other than limited negative pledges), or the issuance or repurchase of our securities. As of March 31, 2018, none of our outstanding indebtedness is secured by any of our property.

If the Shire Acquisition is completed successfully, we expect the balance of our debt to increase significantly due to the effect of both of our financing arrangements for the Shire Acquisition and the inclusion of the indebtedness of Shire into our consolidated balance sheet. We plan to de-lever following the Shire Acquisition, with a target rate of net debt to Adjusted EBITDA of 2.0x or less within three to five years following completion of the Shire Acquisition, and are considering selected disposals of non-core assets to increase the pace of deleveraging. We expect that interest expense would increase significantly in future fiscal years until we achieve this deleveraging.

Financing Arrangements for the Shire Acquisition

Bridge Credit Agreement

On May 8, 2018, we entered into the Bridge Credit Agreement, with aggregate commitments of $30.85 billion with, among others, JPMorgan Chase Bank N.A., Sumitomo Mitsui Banking Corporation and MUFG Bank, Ltd. The commitments under the Bridge Credit Agreement were reduced by the amount of commitments under the Term Loan Credit Agreement described below of $7.5 billion, and further reduced by $4.5 billion upon the signing of the ¥500.0 billion SSTL described below. The commitments under the Bridge Credit Agreement are expected to be further reduced by reference to the amount of the notes issued in the Notes Offerings. We expect to continue to reduce or refinance such commitments through the pursuit of a range of financing options, including additional senior or other borrowings. The Bridge Credit Agreement includes mandatory prepayment and cancellation provisions, which would be triggered by such financing options, as well as by asset sales and equity issuances (in each case subject to customary exceptions). The proceeds of the Bridge Credit Agreement, if drawn upon, will be used primarily to fund the cash portion of the consideration payable to Shire shareholders in connection with the Shire Acquisition, as well as to pay a portion of related expenses and to refinance a portion of the existing indebtedness of Shire and its subsidiaries. The Bridge Credit Agreement is unsecured. Two of the original four tranches under the Bridge Credit Agreement have been fully reduced. One of the remaining two tranches under the Bridge Credit Agreement, which we expect to reduce fully following the issuance of the notes issued in the Notes Offerings, has a maturity of 364 days from the date, following the day after completion of the Shire Acquisition, when all conditions precedent to drawing under the Bridge Credit Agreement are satisfied or waived in accordance with the terms of the Bridge Credit Agreement. The remaining tranche has a maturity of 90 days following such date. The Bridge Credit Agreement is filed as an exhibit to this registration statement.

As long as any loans are drawn or commitments are outstanding under the Bridge Credit Agreement, we will be subject to certain covenants, including customary covenants regarding compliance with law, payment of taxes, bookkeeping and reporting, as well as covenants to complete the Shire Acquisition as planned. We will also be subject to the following covenants:

•

a “negative pledge,” under which we and our consolidated subsidiaries (including, after the completion of the Shire Acquisition, Shire), will not incur or suffer to be incurred liens over our properties to secure any indebtedness, subject to certain exceptions, such that the total amount of indebtedness secured by such liens exceeds $2.5 billion at the time of incurrence; and

•

as of March 31 and September 30 of each year (or June 30 and December 31 of each year, if we change our fiscal year end to December 31), beginning on September 30, 2019 at the earliest (or June 30, 2019 at the earliest, in the case of a December 31 fiscal year end) to not allow our ratio of Consolidated Net Debt (as defined in the Bridge Credit Agreement) to Consolidated EBITDA (as defined in the Bridge Credit Agreement) for the previous twelve-month period to surpass the following levels:

•	September 30, 2019 (or June 30, 2019 and December 31, 2019, in the case of a December 31 fiscal year end): 5.95 to 1.00; and

•	March 31, 2020 (or June 30, 2020, in the case of a December 31 fiscal year end) and thereafter: 5.35 to 1.00.

Term Loan Credit Agreement

On June 8, 2018, we entered into the Term Loan Credit Agreement for an aggregate principal amount of $7.5 billion with, among others, JPMorgan Chase Bank N.A., Sumitomo Mitsui Banking Corporation, MUFG Bank, Ltd. and Mizuho Bank, Ltd. The commitments under the Bridge Credit Agreement were reduced by the $7.5 billion amount of commitments under the Term Loan Credit Agreement. The proceeds of the Term Loan Credit Agreement will be used to fund a portion of the cash consideration payable to Shire shareholders in connection with the Shire Acquisition. The Term Loan Credit Agreement is unsecured and will have a maturity of five years from the date following the day after completion of the Shire Acquisition, when all conditions precedent to drawing under the Term Loan Credit Agreement are satisfied or waived in accordance with its terms. Upon the signing of the Term Loan Credit Agreement, we also entered into Amendment No. 1 to the Bridge Credit Agreement, described above, to make certain technical and conforming changes thereto. The Term Loan Credit Agreement and Amendment No. 1 to the Bridge Credit Agreement are filed as an exhibit to this registration statement.

For as long as any loans are drawn or commitments are outstanding under the Term Loan Credit Agreement, we will be subject to certain covenants, including customary covenants regarding compliance with law, payment of taxes, bookkeeping and reporting, as well as covenants to complete the Shire Acquisition as planned. We will also be subject to the following financial covenants:

•	a “negative pledge,” substantially similar to that under the Bridge Credit Agreement; and

•

as of March 31 and September 30 of each year (or June 30 and December 31 of each year, if we change our fiscal year end to December 31), beginning on September 30, 2019 at the earliest (or June 30, 2019 at the earliest, in the case of a December 31 fiscal year end), to not allow our ratio of Consolidated Net Debt (as defined in the Term Loan Credit Agreement) to Consolidated EBITDA (as defined in the Term Loan Credit Agreement) for the previous twelve-month period to surpass the following levels:

•	September 30, 2019 (or June 30, 2019 and December 31, 2019, in the case of a December 31 fiscal year end): 5.95 to 1.00;

•	March 31, 2020 and September 30, 2020 (or June 30, 2020 and December 31, 2020, in the case of a December 31 fiscal year end): 5.35 to 1.00;

•	March 31, 2021 and September 30, 2021 (or June 30, 2021 and December 31, 2021, in the case of a December 31 fiscal year end): 4.30 to 1.00; and

•	March 31, 2022 (or June 30, 2022, in the case of a December 31 fiscal year end) and thereafter: 4.00 to 1.00.

Senior Short Term Facility Agreement

On October 26, 2018, we entered into the SSTL, with an aggregate commitment of ¥500.0 billion, with Sumitomo Mitsui Banking Corporation, MUFG Bank, Ltd., Mizuho Bank, Ltd., The Norinchukin Bank and Sumitomo Mitsui Trust Bank, Limited. The commitments under the Bridge Credit Agreement were reduced by $4.5 billion. The proceeds of the loan under the SSTL will be used to fund a portion of the cash consideration payable to Shire shareholders in connection with the Shire Acquisition. The SSTL is unsecured and will mature one month, two months, three months or six months from the date of drawdown (at our option). Upon the signing of the SSTL, we also entered into Amendment No. 2 to the Bridge Credit Agreement, described above, to make certain technical changes thereto. The Senior Short Term Facility Agreement and Amendment No. 2 to the Bridge Credit Agreement have been filed as an exhibit to this registration statement.

For as long as any loans are drawn or commitments are outstanding under the SSTL, we will be subject to certain covenants, including customary covenants regarding compliance with law, payment of taxes, bookkeeping and reporting, as well as covenants to complete the Shire Acquisition as planned. We will also be subject to a “negative pledge,” substantially similar to that under the Bridge Credit Agreement.

Subordinated Loan Agreement

On October 26, 2018, we entered into the Subordinated Loan Agreement, with aggregate commitments of ¥500.0 billion, with Sumitomo Mitsui Banking Corporation, MUFG Bank, Ltd., Mizuho Bank, Ltd., The

Norinchukin Bank and Sumitomo Mitsui Trust Bank, Limited. The proceeds of the loan under the Subordinated Loan Agreement (the “Subordinated Loan”), if drawn upon, will be used to refinance all or a part of any indebtedness incurred pursuant to the SSTL described above. We may choose not to drawdown all or a part of the Subordinated Loan if we obtain alternative financing. The Subordinated Loan is unsecured and will have a maturity of 60 years from its drawdown date (the “Subordinated Closing Date”). Under the Subordinated Loan Agreement, we may make an early repayment of all or part of the principal of the Subordinated Loan on any interest payment date on or after the sixth anniversary of the Subordinated Closing Date.

Under the Subordinated Loan Agreement, interest is payable at the end of each six-month interest period at a rate per annum equal to the sum of:

•	the published Japanese Yen TIBOR rate for a period equal in length to such interest period (or, if such rate cannot be ascertained, certain customary fallback rates), plus

•	a percentage per annum determined by reference to periods from the Subordinated Closing Date as set out below:

•	From the Subordinated Closing Date to the 10th anniversary of the Subordinated Closing Date, 2.00%;

•	From the 10th anniversary of the Subordinated Closing Date to the 26th anniversary of the Subordinated Closing Date, 2.25%; and

•	After the 26th anniversary of the Subordinated Closing Date, 3.00%.

Under the Subordinated Loan Agreement, we may, at our discretion, defer all or a part of the payment of interest on the Subordinated Loan, subject to certain mandatory payment clauses. As long as the Subordinated Loan or commitments under the Subordinated Loan Agreement are outstanding, we will be subject to certain covenants, including customary covenants regarding compliance with law, payment of taxes, bookkeeping and reporting. The Subordinated Loan is unsecured and we have agreed not to provide any liens over our properties (including providing options to set any liens over their properties) to secure any indebtedness under the Subordinated Loan Agreement.

Notes Offerings

On November 8, 2018, we announced an offering of Euro-denominated senior notes, with a potential offering of dollar-denominated senior notes to follow based on market conditions. The final tenors of and interest rates and interest payment dates applicable to each series of the Euro-denominated senior notes will be decided upon the pricing of the offering. Depending on market conditions, we may offer additional dollar-denominated senior notes in a potential future offering. We expect that the aggregate total amount of the notes offered in the Notes Offerings will be approximately $14.05 billion. The proceeds of the Notes Offerings will be used to fund part of the cash portion of the consideration payable to Shire shareholders in connection with the Shire Acquisition. The commitments under the Bridge Credit Agreement are expected to be reduced by reference to the amount of the proceeds of the Notes Offerings. If the Notes Offerings are completed, the respective indentures thereto and any other instruments defining the respective rights of the holders of the notes will be filed as exhibits to this registration statement.

The notes, if and when issued, are expected to be subject to special mandatory redemption at a redemption price equal to 101% of the aggregate principal amount of the notes plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date if: (i) the Shire Acquisition has not been consummated on or prior to the Long Stop Date (as defined in the terms of the notes); or (ii) if we otherwise publicly announces that the Shire Acquisition will not be consummated.

Certain series of the notes may include the option of us to redeem them, in whole or in part, by a make-whole call at the treasury rate plus a spread, up to a specified par call date, after which such notes may be called at par. Notes which do not include such optional redemption feature will not be callable prior to the specified par call date.

No security is being offered in favor of the notes. The notes are being offered subject to a “negative pledge” under which we may not offer security over certain capital markets indebtedness of it or its principal subsidiaries, as defined in the terms of the notes.

Capital Resources

In each of the fiscal years ended March 31, 2016, 2017 and 2018, cash flow generated by our operating activities was sufficient to supply our working capital. We may also utilize the incurrence of short-term or long-term indebtedness or sales of assets to generate capital.

Cash and cash equivalents was ¥319.5 billion as of March 31, 2017 and ¥294.5 billion as of March 31, 2018.

We believe that our sources of liquidity and capital resources are adequate for our present requirements and business operations. We are seeking to ensure that our level of liquidity and access to capital resources continue to be maintained in order for us to successfully conduct our future operations.

Dividend Policy

Our capital resource management is based on the four following focus areas:

•	investments in our internal research and development pipeline, foundational technology and ability to develop and bring to market new products;

•	dividends as an important tool for returning capital to shareholders, while emphasizing capital gains for shareholders through increased corporate value;

•	the maintenance of an investment-grade credit rating; and

•	disciplined alliances and acquisitions in order to strengthen our business around our key therapeutic areas.

As noted above, the return of capital to shareholders is one focus area for our management, and we believe our dividend policy is an important tool for accomplishing our goals. We have declared dividends of ¥180 per share, consisting of interim and fiscal year-end dividends of ¥90 per share each, in respect of each of the fiscal years ended March 31, 2016, 2017 and 2018. Dividends are generally paid semi-annually, in the fiscal quarter following the date on which they are declared. Dividends paid in the fiscal years ended March 31, 2016, 2017 and 2018 were ¥141.5 billion, ¥141.7 billion and ¥141.9 billion, respectively.

Consolidated Cash Flows

The following table shows information about our cash flows during the fiscal years ended March 31, 2016, 2017 and 2018:

	For the fiscal year ended March 31,
	2016	2017	2018
	(billions of yen)
Net cash from (used in) operating activities	¥25.5	¥261.4	¥377.9
Net cash from (used in) investing activities	(71.2)	(655.7)	(93.3)
Net cash from (used in) financing activities	(124.8)	289.9	(326.2)

Net increase (decrease) in cash and cash equivalents	¥(170.6)	¥(104.4)	¥(41.7)
Cash and cash equivalents at the beginning of the year	652.1	451.4	319.5
Effects of exchange rate changes on cash and cash equivalents	(33.3)	(5.7)	(4.6)
Net increase (decrease) in cash and cash equivalents resulting from a transfer to assets held for sale	3.1	(21.8)	21.3
Cash and cash equivalents at the end of the year	451.4	319.5	294.5

Fiscal Year Ended March 31, 2018 compared with the Fiscal Year Ended March 31, 2017

Net cash from operating activities increased by ¥116.5 billion from ¥261.4 billion in the fiscal year ended March 31, 2017 to ¥377.9 billion in the fiscal year ended March 31, 2018, primarily due to the impact of a higher net profit of ¥71.2 billion and the effect of certain favorable non-cash expenses and other adjustments, including a gain on divestment of a business of ¥87.9 billion, a loss on liquidation of foreign operations of ¥41.5 billion as well as a ¥30.7 billion loss relating to the share of loss of associates. Additional sources of operating cash flow were a ¥9.8 billion decrease in inventories as a result of management effort to reduce inventory levels during the fiscal year ended March 31, 2018. These sources of cash were partially offset by a higher impairment loss of ¥37.8 billion in fiscal year ended March 31, 2017 and a gain on sale of a business of ¥106.6 billion during the fiscal year ended March 31, 2018.

Net cash used in investing activities was ¥93.3 billion for the fiscal year ended March 31, 2018, compared to ¥655.7 billion for the fiscal year ended March 31, 2017. This decrease was primarily attributable to ¥583.1 billion of net consideration paid for the acquisition of ARIAD in the fiscal year ended March 31, 2017. The decrease also reflects the effect of a payment of ¥71.8 billion into a restricted cash account in the fiscal year ended March 31, 2018 in preparation for the acquisition of TiGenix NV. This was offset by ¥84.5 billion proceeds from the divestment of Wako Pure Chemical in the same fiscal year.

Net cash used in financing activities was ¥326.2 billion for the fiscal year ended March 31, 2018, compared to net cash from financing activities of ¥289.9 billion for the fiscal year ended March 31, 2017. This was primarily the result of repayments of ¥403.9 billion of short-term bridge loans, ¥337.2 billion of proceeds from long-term loans related mainly to the refinancing of the bridge loan for the ARIAD acquisition, and repayments of other long-term loans of ¥80.0 billion in the fiscal year ended March 31, 2018, compared to ¥407.0 billion of proceeds primarily from such short-term bridge loans in the previous fiscal year.

Fiscal Year Ended March 31, 2017 compared with the Fiscal Year Ended March 31, 2016

Net cash from operating activities increased by ¥235.9 billion to ¥261.4 billion in the fiscal year ended March 31, 2017 compared to ¥25.5 billion in the fiscal year ended March 31, 2016. The increase was primarily due to the impact of a higher net profit of ¥32.0 billion as well as the favorable effect of a non-cash impairment loss of ¥36.2 billion. Cash generated by operating activities was also favorably affected by the payment of ¥289.1 billion settlement for the ACTOS litigation during fiscal year ended March 31, 2016, favorable changes in working capital, including a decrease of inventory of ¥10.7 billion as a result of management effort to reduce inventory levels, as well as an increase of accounts payable of ¥24.6 billion due to extended vendor payment terms. These favorable changes were partially offset by an increase in accounts receivable of ¥49.7 billion, mainly driven by higher sales during the fiscal year ended March 31, 2017, as well as the effect of a gain of ¥115.4 billion on divestment of a business.

Net cash used in investing activities was ¥655.7 billion for the fiscal year ended March 31, 2017, compared to ¥71.2 billion for the fiscal year ended March 31, 2016. This increase was primarily attributable to ¥583.1 billion of net consideration paid for the acquisition of ARIAD.

Net cash from financing activities amounted to ¥289.9 billion for the fiscal year ended March 31, 2017, compared to net cash used in financing activities of ¥124.8 billion for the fiscal year ended March 31, 2016. This was primarily the result of an increase in short-term bridge loans of ¥407.0 billion related to the ARIAD acquisition.

Credit Ratings

Our credit ratings, which reflect each rating agency’s opinion of our financial strength, operating performance and ability to meet our obligations, as of the date of this registration statement are as follows:

Rating Agency	Category	Rating	Rating Structure
S&P Global Ratings	Issuer credit rating/foreign currency long-term and local currency long-term	A-	Third highest of 11 rating categories and third within the category based on modifiers (e.g. A+, A and A- are within the same category).
	Issuer credit rating (short-term)	A-2	Second highest of six rating categories

Moody’s	Long-term issuer rating and Long-term senior unsecured rating	A2	Third highest of nine rating categories and second highest within the category based on modifiers (e.g. A1, A2 and A3 are within the same category).

The ratings are not a recommendation to buy, sell or hold securities. The ratings are subject to revision or withdrawal at any time by the assigning rating agency. Each of the financial strength ratings should be evaluated independently.

In May 2018, Moody’s lowered our long-term issuer rating from A1 to A2, reflected in the table above, reflecting their expectations for our overall levels of leverage in the future, even in the absence of the Shire Acquisition. Furthermore, in May 2018, S&P Global Ratings announced that it was reviewing our credit ratings with a view to a potential downgrade due to our decision to acquire Shire. S&P Global Ratings also stated that it expects to take any potential ratings action after we complete the required legal procedures and close the acquisition, and all related financing is in place. Any future downgrades of our credit ratings may negatively affect our ability to refinance our existing debt or incur new borrowings on terms that we would consider to be commercially reasonable.

C.	Research and Development, Patents and Licenses, etc.

Our research and development expenses totaled ¥335.8 billion, ¥312.3 billion and ¥325.4 billion for the fiscal years ended March 31, 2016, 2017 and 2018, respectively. Research and development of pharmaceutical products is a lengthy and expensive process that can span more than 10 years. Only a small fraction of compounds that we research result in commercially viable products. The process includes evaluations of the new drug’s efficacy and safety, application for approval, and investigation and approval by regulatory authorities. In research and development for the pharmaceutical industry, the first two to three years of the process are generally spent for discovery of a lead compound, followed by optimization of various aspects of the compound, including toxicity and efficacy. The subsequent three to five years are spent investigating in detail the compound’s efficacy, safety and pharmaceutical properties. Only a small number of compounds pass such detailed investigation and are used to commence clinical trials. Once approved, there is ongoing research and development support for marketed products, including medical affairs and other investments.

Clinical trials, which comply with regional and international regulatory guidelines, generally take five to seven years or longer and require substantial expenditures. Furthermore, it has become increasingly important to conduct clinical trials with a globally acceptable protocol to satisfy increased governmental safety requirements. As a result, only a small fraction of compounds that enter the clinical trials results in commercially viable products. In general, clinical trials are performed in accordance with the guidelines set by the International

Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use. The relevant regulatory authorities are the MHLW for Japan, the FDA for the United States and the EMA for the EU.

The three phases of human clinical trials, which may overlap with each other, are as follows:

Phase I clinical trials	Conducted using a small group of healthy adult volunteers in order to evaluate safety and absorption, distribution, metabolism and excretion of the drug.

Phase II clinical trials	Conducted using a small group of patient volunteers in order to evaluate safety, efficacy, dosage and administration methods.

Phase III clinical trials	Conducted using a large number of patient volunteers in order to evaluate safety and efficacy in comparison to other medications already available or placebo.

Of these three phases, Phase III requires the largest expenditures, and thus the decision to proceed with Phase III testing is a critical business decision in the drug development process. For those drug candidates that pass Phase III clinical trials, an NDA or a Marketing Authorization Application (“MAA”) is submitted to the relevant governmental authorities for approval and subsequent launch of the drug. The preparation of an NDA or MAA involves considerable data collection, verification, analysis and expense. In addition, while the review process generally takes about 11 months in the United States for an NDA, about 14 months in the EU for an MAA and generally 10 months in Japan for an NDA, there can be no assurance that approval from the relevant health authority will be granted in a timely manner as the authorities may require additional information. Even after the launch of the product, health authorities require post-marketing surveillance of adverse events, and they may request a post-marketing study to provide additional information regarding the risks and benefits of the product.

We are committed to transparency in conducting clinical trials and regularly publish information about our clinical trials to benefit patients and to foster scientific discovery in a way that maintains patient privacy and preserves the integrity of our research. Our transparency policies meet or exceed pharmaceutical industry’s guidelines and best practices relating to clinical trial registration and results disclosure, including guidelines issued by the International Federation of Pharmaceutical Manufacturers & Associations, the European Federation of Pharmaceutical Industries and Associations (“EFPIA”), the Japan Pharmaceutical Manufacturers Association and the Pharmaceutical Research and Manufacturers of America (“PhRMA”). Additionally, our policies meet or exceed the transparency principles set out in the Principles for Responsible Clinical Trial Data Sharing that were issued by EFPIA and PhRMA in July 2013. These five principles call for a broader sharing of clinical trial data in ways that safeguard patient privacy, respect regulatory processes and oversight, and maintain incentives to invest in biomedical research.

In July 2016, we announced our plans to transform our research and development organization by refocusing our efforts on our key therapeutic areas (GI, oncology and neuroscience), plus vaccines.

As part of the refocusing of our research and development operations, we have concentrated our in-house research and development operations in Japan and the United States. We believe that this transformation initiative was critical in providing us with the necessary organizational and financial flexibility to drive innovation, enhance partnerships and improve our research and development productivity to provide long-term, stable growth. An integral part of this transformation initiative is a concentrated effort to develop talent and research capabilities internally, while creating a research and development operating model that will enable us to access technological and other research breakthroughs from outside of Takeda or through collaborations with third-party partners in academia, the private sector, the public sector or elsewhere. Focus areas for key capability building include:

•	diversifying therapeutic modalities;

•	moving beyond small molecules;

•	bioinformatics and genomic research; and

•	translational medicine.

Our key in-house research and development facilities include:

•

Shonan Research Center: Located in Fujisawa and Kamakura in Kanagawa Prefecture in Japan, the Shonan Research Center was established in 2011 to be the center of our global research and development network. The layout of the facility encourages communication and collaboration across formal organizational boundaries in order to encourage the sharing of knowledge and to stimulate innovation. In July 2017, we transferred part of our research operations located at the Shonan Research Center to Axcelead Drug Discovery Partners, Inc. (“Axcelead”), a newly established wholly-owned subsidiary. The operations transferred included some portion of our molecular screening, chemistry, biology, drug metabolism and pharmacokinetics and nonclinical safety research. We believe this reorganization will enable us to optimize organizational efficiency with the aim of generating innovation. The newly established company will provide integrated research support including drug discovery consulting for a broad range of diseases. The support will range from exploratory research and optimizing candidate compounds, to bridging clinical research not only internally, but also for external research institutions and bio-venture companies. In August 2018, we entered into an agreement with Whiz Partners, Inc. to create a joint investment fund called Drug Discovery Gateway Investment Limited Partnership (“DDG Fund”), aimed at promoting a drug discovery ecosystem in Japan. Under the terms of the agreement, Whiz Partners, Inc. will establish the DDG Fund and assume the responsibilities of the general partner, while we will invest Axcelead in kind into the DDG Fund in return for limited partner shares. The DDG Fund will be launched in November 2018. In April 2018, at the Shonan Research Center, we opened a new research site and renamed it Shonan Health Innovation Park (“Shonan iPark”). Shonan iPark aims to gather 3,000 researchers by the year 2020 and become a place where experts from the pharmaceutical industry, including venture start-ups, government and academia, can gather and incubate and accelerate research initiatives to create health solutions.

•

Boston Research and Development Base: Our Boston research and development base is located in Cambridge, Massachusetts in the United States, the former site of Millennium, our wholly-owned subsidiary that was rebranded as our Global Oncology business unit in 2014. Our Boston site is the center of our oncology research and development and also supports research and development in other areas including GI, neuroscience and vaccines, and research in immunomodulation and biologics.

•

San Diego Research and Development Site: Our research and development base located in San Diego, California in the United States supports research and development of specialized technologies in the GI and neuroscience areas.

In addition to our concentrated efforts to increase our in-house research and development capabilities, external partnerships with third-party partners are a key component of our strategy for enhancing our research and development pipeline. In the fiscal year ended March 31, 2018, we entered into more than 50 such new partnerships. We do not rely on any single partnership. Instead, our strategy is to expand and diversify our external partnerships to allow ourselves to take part in research into a wide variety of new products, increasing the chances that we will be able to take part in a major research-related breakthrough. Our research and development collaborations as of June 30, 2018 include, but are not limited to, the following:

Oncology

•	Adimab, LLC (U.S.): We have entered into an agreement for the discovery, development and commercialization of three monoclonal antibodies and three CD3 Bi-Specific antibodies for oncology indications.

•

Centre d’Immunologie de Marseille-Luminy (France): We have entered into an agreement to bring together expertise of Bernard Malissen group in innate biology with Takeda’s BacTrap capabilities to identify novel targets and pathways in myeloid cells.

•

Crescendo Biologics Ltd. (U.K.): We have entered into a collaboration and license agreement with Crescendo Biologics Limited for the discovery, development and commercialization of therapeutics for cancer indications based on Crescendo’s Humabody® technology. Humabodies® are a novel class of extremely small in size, robust and potent protein therapeutics based on fully human VH domain building blocks. The Humabody® platform can be used to develop cancer therapeutics based on Humabody® Drug Conjugates and multi-specific Immuno-Oncology modulators.

•

Exelixis, Inc. (U.S.): We have entered into an exclusive licensing agreement with Exelixis, Inc. for the commercialization and further clinical development in Japan of cabozantinib. We receive exclusive commercial rights for all potential future cabozantinib indications in Japan, including advanced renal cell carcinoma, for which cabozantinib is marketed in the U.S. and EU as CABOMETYXTM tablets.

•

GammaDelta Therapeutics Ltd. (U.K.): We have entered into a collaboration agreement with GammaDelta Therapeutics Ltd. (“GammaDelta”) to develop GammaDelta’s novel T cell platform, which is based on the unique properties of gamma delta T cells derived from human tissues. The companies intend to use this novel platform to discover and develop new immunotherapies, with the aim of treating a broad range of cancers, including solid tumors, and autoinflammatory diseases.

•	Haemalogix (Australia): We have entered into a research collaboration and licensing agreement for the development of new therapeutics to novel antigens in multiple myeloma.

•	Heidelberg Pharma GmbH (Germany): We have entered into an antibody-drug-conjugate research collaboration on two targets and licensing agreement (α-amanitin payload and proprietary linker).

•

ImmunoGen, Inc. (U.S.): We have entered into a licensing agreement with ImmunoGen Inc. (“Immunogen”) for exclusive rights to use ImmunoGen’s ADC technology to develop and commercialize targeted anticancer therapeutics for up to two undisclosed targets.

•

Maverick Therapeutics Inc. (U.S.): We have entered into an agreement with Maverick Therapeutics Inc. (“Maverick”) to collaborate on the development of Maverick’s T-cell engagement platform created specifically to improve the utility of T-cell redirection therapy for the treatment of cancer. Under the agreement, we have the exclusive right to purchase Maverick after five years.

•

Memorial Sloan Kettering Cancer Center (U.S.): We have entered into an alliance to discover and develop novel chimeric antigen receptor T (“CAR-T”) cell products for the potential treatment of hematological malignancies and solid tumors. This partnership pursues the development of therapies that redirect T cell immunity against liquid or solid tumors.

•

Mersana (U.S.): We have entered into agreements with Mersana relating to our collaboration to develop cancer treatments based on Mersana’s ADC technology. Pursuant to this collaboration, we and Mersana are developing cancer treatment based on Fleximer, Mersana’s ADC platform that supports custom design an ADC. In 2016, we expanded our collaboration with Mersana and obtained rights outside the United States and Canada to XMT-1522, an ADC therapy that targets HER2-expressing tumors, including breast, gastric and NSCLC. Mersana is currently leading Phase I trials for XMT-1522.

•

Molecular Templates, Inc. (U.S.): We have entered into a collaboration agreement with Molecular Templates, Inc. (“MTEM”) for oncology drug discovery programs. The collaboration will apply MTEM’s engineered toxin bodies technology platform to potential therapeutic targets. In September 2018, this collaboration was expanded for the joint development and commercialization of CD38-targeted engineered toxin bodies for the treatment of patients with diseases such as multiple myeloma.

•

Nektar Therapeutics (U.S.): We have entered into a collaboration agreement with Nektar Therapeutics (“Nektar”) to explore the combination of Nektar’s lead immuno-oncology candidate, the CD122-biased agonist NKTR-214, with five oncology compounds from Takeda’s cancer portfolio.

•

Noile-Immune Biotech Inc. (Japan): We have entered into a collaboration agreement with Noile-Immune Biotech Inc. (“Noile-Immune”) to develop next generation CAR-T cell therapy. We will have exclusive options to obtain licensing rights for the development and commercialization of Noile-Immune’s pipeline and products resulting from this partnership.

•

Seattle Genetics, Inc. (U.S.): We entered into a licensing agreement with Seattle Genetics, Inc. regarding ADCETRIS (brentuximab vedotin), an HL treatment. We jointly develop ADCETRIS with Seattle Genetics, Inc. and have commercialization rights in countries outside the United States and Canada. ADCETRIS was launched in the EU in 2012 and has been approved in 67 countries. Clinical trials are currently being conducted for additional indications of ADCETRIS.

•

Shattuck Labs Inc. (U.S.): We have entered into a collaboration agreement with Shattuck Labs Inc. (“Shattuck”) to explore and develop checkpoint fusion proteins using Shattuck’s Agonist Redirected Checkpoint platform that have the potential to become highly differentiated, next-generation immunotherapies. We will hold options for exclusive global development and commercialization rights for up to four molecules resulting from the collaboration.

•

Tesaro, Inc. (U.S.): We have entered into an exclusive licensing agreement with Tesaro, Inc. for the commercialization and clinical development of Niraparib, a novel poly ADP-ribose polymerase inhibitor. The collaboration agreement grants us the right to develop and commercialize all indications in Japan and all indications, except prostate cancer, in South Korea, Taiwan, Russia and Australia.

•

Teva Pharmaceutical Industries Ltd. (Israel): We entered into a multi-target discovery collaboration with Teva Pharmaceutical Industries Ltd. (“Teva”) for access to Teva’s attenukine platform including a license to TEV-48573, a CD38 targeted antibody fused with attenuated interferon alpha for the treatment of MM.

GI

•

Altos Therapeutics LLC (U.S.): We entered into a definitive agreement with Altos Therapeutics LLC (“Altos”) to further the development of Altos’s proprietary compound ATC-1906. The agreement includes an exclusive option for Takeda to acquire Altos beginning on the date of the agreement and continuing for a period of time following the completion of ongoing Phase 1 studies of ATC-1906. The parties envision future development of ATC-1906 for the treatment of GP and its symptoms. We exercised the option in January 2017 and Altos is now a wholly-owned subsidiary of Takeda.

•

Ambys Medicines (U.S.): We have entered into a partnership with Ambys Medicines (“Ambys”) to collaborate on transformative therapies for the treatment of serious liver diseases. Ambys is applying novel modalities, cell and gene therapy to restore liver function and prevent the progression to liver failure for diseases that are untreatable or poorly treated today. Under the terms of the agreement, Takeda receives an option to ex-U.S. commercialization rights for the first four products that reach an investigational NDA.

•

Arcturus Therapeutics, Inc. (U.S.): We have entered into an agreement with Arcturus Therapeutics, Inc. to develop RNA-based therapeutics for the treatment of nonalcoholic steatohepatitis and other gastrointestinal related disorders.

•	Beacon Discovery Inc. (U.S.): We have entered into a multi-year drug discovery collaboration with Beacon Discovery Inc. (“Beacon”) on a number of G-protein coupled receptors (GPCRs) that play an important role in the pathology of gastrointestinal disorders. Through the collaboration, Beacon will leverage its GPCR drug discovery expertise to identify drug candidates for a range of GI diseases with significant unmet medical need. The agreement grants Takeda worldwide rights to develop, manufacture and commercialize products resulting from the collaboration.

•

Cour Pharmaceutical Development Company, Inc. (U.S.): We have entered into an agreement with Cour Pharmaceutical Development Company, Inc. (“Cour”) to research and develop novel immune modulating therapies for the potential treatment of celiac disease using nanotechnologies based on Cour’s TIMP platform.

•	Emulate, Inc. (U.S.): We have entered into a collaboration for drug discovery for IBD using organ-on-chip micro-engineered cell models.

•

enGene, Inc. (Canada): We have entered into an agreement with enGene, Inc. (“enGene”) for a strategic alliance to discover, develop and commercialize novel therapies for specialty gastrointestinal diseases using enGene’s “Gene Pill” gene delivery platform.

•

Enterome Bioscience SA (France): We have entered into an agreement with Enterome Bioscience SA for a strategic drug discovery collaboration to research and develop potential new therapeutics directed at microbiome targets thought to play crucial roles in gastrointestinal disorders, including IBDs such as ulcerative colitis and motility disorders such as irritable bowel syndrome.

•

Finch Therapeutics Group, Inc. (U.S.): We have entered into a global collaboration agreement with Finch Therapeutics Group, Inc. (“Finch”), a microbiome engineering company, to jointly develop FIN-524. FIN-524 is a live biotherapeutic product in pre-clinical research. It is composed of cultured bacterial strains that have been linked to favorable clinical outcomes in studies of microbiota transplantations in IBD. Under the terms of the agreement, we obtain the exclusive worldwide rights to develop and commercialize FIN-524 and rights to follow-on products in IBD. We and Finch may elect to extend this collaboration to additional and related indications on similar terms.

•

Hemoshear Therapeutics, LLC (U.S.): We have entered into a partnership with Hemoshear Therapeutics, LLC (“Hemoshear”) to discover and develop novel therapeutics for liver diseases, including nonalcoholic steatohepatitis (NASH). Takeda will receive exclusive access to HemoShear’s proprietary disease modeling platform to discover and develop best-in-class therapeutics for specific liver diseases.

•	Karolinska Institutet & Structural Genomics Consortium (Sweden): We have entered into a proprietary collaboration to discover and validate new potential intervention points for the treatment of IBD.

•

NuBiyota LLC (Canada): We have entered into an agreement with NuBiyota LLC (“NuBiyota”) for the development of Microbial Ecosystem Therapeutic products for GI indications with a high unmet medical need. Under this agreement, we and NuBiyota will collaborate to advance oral microbial consortia products developed by using NuBiyota’s microbiome platform for GI indications.

•

PvP Biologics, Inc. (U.S.): We entered into a global agreement with PvP Biologics, Inc. (“PvP”) for the development of KumaMax, a novel enzyme designed to break down the immune-reactive parts of gluten in the stomach, thereby avoiding the painful symptoms and damage done in the small intestine from accidental gluten ingestion. Under the terms of the development agreement, we will provide financing for PvP to conduct research and development through Phase I proof-of-principle studies and obtain an exclusive option to acquire PvP following receipt of a pre-defined data package.

•

Samsung Bioepis Co., Ltd. (South Korea): We entered into an agreement to jointly fund and co-develop multiple novel biologic therapies in unmet disease areas. The two companies immediately began working on the program’s first therapeutic candidate, TAK-671, which is intended to treat severe acute pancreatitis.

•

Theravance Biopharma Inc. (Ireland): We have entered into a global license, development and commercialization agreement with Theravance Biopharma Inc. (“Theravance”) for TD-8954, a selective 5-HT4 receptor agonist being investigated for potential use in the treatment of gastrointestinal motility disorders, including enteral feeding intolerance (“EFI”). TD-8954 is being developed for the short-term use with EFI to achieve early nutritional adequacy in critically ill patients at high nutritional risk, an indication for which the compound received the FDA Fast Track Designation. Theravance has most recently completed a study evaluating the safety, tolerability and pharmacodynamics of a single dose of the compound administered intravenously compared to metoclopramide in critically ill patients with EFI.

•

TiGenix NV (Belgium): Acquisition of an advanced biopharmaceutical company developing novel stem cell therapies for serious medical conditions. The acquisition is a natural extension of an existing partnership agreement between Takeda and TiGenix NV, which aims to bring new treatment options to patients with gastrointestinal disorders. We completed acquisition of TiGenix NV on July 31, 2018.

Neuroscience

•

Affilogic (France): We have entered into an agreement with Affilogic regarding research collaboration to explore using Affilogic’s proprietary Nanofitins® platform in therapies targeting the central nervous system. Nanofitins® are potent antibody-mimetics, exhibiting high affinity and specificity for capture, targeting and interaction with biomolecules. Under the agreement, we will be entitled to commercialize worldwide products incorporating Affilogic Nanofitins® resulting from the collaboration.

•

AstraZeneca (U.K.): We have entered into a collaboration to jointly develop and commercialize MEDI-1341, an alpha-synuclein antibody currently in development as a potential treatment for Parkinson’s disease with AstraZeneca. MEDI-1341 is an antibody that is differentiated by its high affinity, high selectivity and reduced effector function (lower interaction with the immune system), which has the potential to achieve a better efficacy and safety profile than other alpha-synuclein antibodies. Under the terms of the agreement, AstraZeneca will lead Phase I development while Takeda will lead future clinical development activities. The companies will share equally future development and commercialization costs for MEDI-1341, as well as any future revenues.

•

Cerevance (U.S., U.K.): In December 2016, we and Lightstone Ventures established Cerevance, a neuroscience company focused on discovering and developing novel therapeutics for neurological and psychiatric disorders. We provided Cerevance with a 25-person neuroscience research team from our Cambridge, United Kingdom site, fully equipped laboratory space and licenses to a portfolio of preclinical and clinical stage drug programs.

•

Denali Therapeutics Inc. (U.S.): We have entered into a strategic option and collaboration agreement to develop and commercialize up to three specified therapeutic product candidates for neurodegenerative diseases with Denali Therapeutics, Inc. (“Denali”). Each program is directed to a genetically validated target for neurodegenerative disorders, including Alzheimer’s disease and other indications, and incorporates Denali’s antibody transport vehicle platform for increased exposure of biotherapeutic products in the brain.

•	H. Lundbeck A/S (Denmark): We are in collaboration with H. Lundbeck A/S to develop and commercialize vortioxetine.

•

Mindstrong Health (U.S.): We have entered into a collaboration with Mindstrong Health to explore development of digital biomarkers for selected mental health conditions, in particular schizophrenia and treatment-resistant depression.

•	Ovid Therapeutics Inc. (U.S.): We have entered into an agreement with Ovid Therapeutics Inc. (“Ovid”), a privately-held biopharmaceutical company that develops medicines for rare neurological diseases, for the formation of a global collaboration focused on the clinical development and commercialization of TAK-935, a novel, potent and highly selective CH24H inhibitor, in rare pediatric epilepsies. Under the terms of the agreement, we received equity in Ovid and may be eligible to receive certain milestone payments based on the advancement of TAK-935. We and Ovid will share the development and commercialization costs and, if successful, any profits on a 50/50 basis. We will lead commercialization in Japan, and have the option to lead commercialization in Asia and other selected geographies. Ovid will lead clinical development activities and commercialization of TAK-935 in the United States, Europe, Canada and Israel. The collaboration will be based on a “One Team” concept, an integrated and interdisciplinary team from both companies devoted to the project.

•	Teva Pharmaceutical Industries Ltd. (Israel): We are in collaboration with Teva Pharmaceutical Industries Ltd. to develop and commercialize rasagiline.

•

Wave Life Sciences Ltd. (Singapore): We have entered into a research, development and commercial collaboration and multi-program option agreement with Wave Life Sciences Ltd. to develop antisense oligonucleotides for genetically-defined neurological diseases. The first component of the collaboration will focus on programs targeting Huntington’s disease, amyotrophic lateral sclerosis, frontotemporal dementia and spinocerebellar ataxia type 3. The second component of the collaboration provides Takeda with the rights to exclusively license multiple preclinical programs targeting other neurological disorders including Alzheimer’s disease and Parkinson’s disease.

Vaccines

•

Bill & Melinda Gates Foundation (U.S.): We have entered into an agreement with the Bill & Melinda Gates Foundation for a partnership to support polio eradication in developing countries. Under the agreement, we will develop, license and supply at least 50 million doses per year of Sabin-strain inactivated poliovirus vaccine (TAK-195, our vaccine candidate) to more than 70 developing countries. Under the terms of the agreement, the Bill & Melinda Gates Foundation will provide a $38 million grant to us.

•

U.S. Government—Biomedical Advanced Research and Development Authority (U.S.): We have been selected by the Biomedical Advanced Research and Development Authority (“BARDA”), a division of the Office of the Assistant Secretary for Preparedness and Response (“ASPR”), within the U.S. Department of Health and Human Services, to develop a Zika vaccine (TAK-426, our Zika vaccination candidate) to support the Zika response in the United States and affected regions around the world. Initial funding from BARDA is for $19.8 million to cover the vaccine development through Phase I, with potential funding of up to $312 million if ASPR/BARDA exercises all options to take the vaccine through Phase III trials and filing of the Biologics License Application (“BLA”) in the United States.

•

Zydus Cadila (India): We have entered into an agreement with Zydus Cadila for a partnership to address the global threat of chikungunya and develop a chikungunya vaccine (TAK-507, our chikungunya vaccine candidate). Chikungunya is an emerging infectious disease in Africa, Asia and the Indian subcontinent. In recent decades, mosquito vectors of chikungunya have spread to Europe and the Americas as well. According to the Centers for Disease Control and Prevention in the United States, there is currently no vaccine to prevent or medicine to treat chikungunya virus infection.

Other or Multiple Therapeutic Areas

•	Arcellx, Inc. (U.S.): We have made an investment in Arcellx, Inc., which is a company that develops format for T cell-mediated anti-tumor therapy.

•

ArmaGen, Inc. (U.S.): We have made an investment in ArmaGen, Inc., whose proprietary technology platform takes advantage of the body’s natural system to deliver therapeutics to the brain in a non-invasive manner.

•

Arix Biosciences plc (U.K.): We have established a relationship with Arix Biosciences plc (“Arix”) to bring together the unique combination of entrepreneurial business building, investing and industry operating skills at Arix with our deep industry experience, to the mutual benefit of both businesses. Arix will provide access to deal flow and a specialist team across its activities to create and incubate companies, guided by a joint advisory committee.

•	Atlas Ventures Fund XI (U.S.): We invested as a corporate strategic partner in Atlas Venture Fund XI, a $350 million investment vehicle focused exclusively on early stage biotech investing.

•

BioMotiv, LLC (U.S.): We have entered into an agreement with BioMotiv, LLC, the therapeutic accelerator company associated with The Harrington Project for Discovery & Development, to identify and develop pioneering medical innovations specifically in the therapeutic areas of immunology and inflammation and cardio-metabolic diseases.

•

Biosurfaces, Inc. (U.S.): We have entered into an agreement with Biosurfaces, Inc. to develop innovative medical devices to treat patients with GI diseases using BioSurfaces, Inc.’s proprietary nanomaterial technology.

•

BiomX Ltd. (Israel): We have made an investment in BiomX Ltd., which is a company that discovered and validated proprietary bacterial targets, and develops rationally designed phage therapies that seek and destroy harmful bacteria in microbiome-related diseases such as IBD and cancer.

•

Bridge Medicines (U.S.): We partnered with Tri-Institutional Therapeutics Discovery Institute, Bay City Capital and Deerfield Management in the establishment of Bridge Medicines. Research projects accepted into the Tri-Institutional Therapeutics Discovery Institute will be able to graduate to Bridge Medicines, where they will be given financial, operational and managerial support to move seamlessly from validating proof-of-concept studies to clinical trials.

•

Center for iPS Cell Research and Application, Kyoto University (Japan): We have entered into a 10-year collaboration and established a joint research program with the Center for iPS Cell Research and Application, at Kyoto University to develop clinical applications of induced pluripotent stem cells in therapeutic areas including cancer, heart failure, diabetes mellitus, neuro-degenerative disorders and intractable muscle diseases.

•

Cortexyme, Inc. (U.S.): We have made an investment in Cortexyme, Inc., a company that is developing therapeutics based on data supporting a new theory of the cause of Alzheimer’s and other degenerative disorders.

•

Dementia Discovery Fund (Global): The Dementia Discovery Fund is a global investment fund to support discovery and development of novel dementia treatments. We are an investor in the Dementia Discovery Fund and also hold a seat on the Scientific Advisory Board.

•

Emendobio Inc. (Israel): We have made an investment in Emendobio Inc., a company that is at the forefront of cutting-edge genetic medicine and is developing genome editing technology that can repair and eliminate genetic mutations in living cells that cause serious diseases or disorders.

•

FUJIFILM Corporation (Japan): We have entered into a collaboration to develop regenerative medicine therapies using cardiomyocytes derived from induced Pluripotent Stem Cell (“iPSC”) for the treatment of heart failure. Takeda obtained Right of First Negotiation to collaboratively and globally commercialize such regenerative medicine products using cardiomyocytes derived from iPSC, currently under development by FUJIFILM Corporation’s affiliate company, Cellular Dynamics International, Inc. Under this contract, Takeda will make a one-time payment to

FUJIFILM Corporation and both companies will evaluate the safety and efficacy of resulting regenerative medicine therapies.

•

FutuRx (Israel): We partnered with Johnson & Johnson Innovation Fund and OrbiMed Israel Partners to team with the Office of the Israeli Innovation Authority of the Ministry of Economy in to transform breakthrough discoveries into novel medicines by applying a unique structure of equally balanced partnership among the three founding organizations. FutuRx envisions its role as a catalyst for drug development by bridging the gap between concept and proof-of-concept through its dedicated system and unique structure.

•

Harrington Discovery Institute at University Hospitals in Cleveland, Ohio (U.S.): We have entered into a collaboration with Harrington Discovery Institute at University Hospitals in Cleveland, Ohio for the advancement of medicines for rare diseases.

•

HitGen Ltd. (China): HitGen Ltd. will apply its advanced technology platform, based on DNA-encoded library design, synthesis and screening, to discover novel leads, which will be licensed exclusively to Takeda.

•

HiFiBiO Inc. (U.S.): We have entered into a collaboration for functional therapeutics high-throughput antibody discovery platform that enables identification of antibodies for rare events, for discovery of therapeutic antibodies for GI and Oncology.

•	Hookipa Pharma Inc. (Austria): We have made an investment in Hookipa Pharma Inc. for value creation through venture and biotech partnerships investment.

•

Isogenica Ltd. (U.K.): We have entered into an agreement with Isogenica Limited for access to a sdAb (single-domain antibody) platform to generate a toolbox of VHH (Variable domain of Heavy chain of Heavy chain antibody) for various immune cells, and we are targeting pathway validation and pipeline development across our GI and Oncology portfolio.

•

National Cancer Center of Japan (Japan): We have entered into a partnership agreement with the National Cancer Center of Japan to discover and develop anticancer agents. Through this partnership, we and the National Cancer Center will share information and hold regular discussions in order to collaborate and transition findings from basic research to clinical research and development activities.

•

Numerate, Inc. (U.S.): We have entered into an agreement for joint-discovery programs aimed at identifying clinical candidates for use in Takeda’s core therapeutic areas, namely GI. Oncology and Neuroscience. Numerate, Inc. will use its AI-driven platform, from hit finding and expansion through lead design/optimization and Absorption, Distribution, Metabolism and Excretion (“ADME”)/toxicity modeling.

•

OrphoMed, Inc. (U.S.): We have made an investment in OrphoMed Inc., a clinical-stage biotechnology company with a proprietary dimer therapeutics platform. OrphoMed Inc. is focused on developing best-in-class treatments for patients with gastrointestinal disorders.

•

Obsidian Therapeutics, Inc. (U.S.): We have made an investment in Obsidian Therapeutics, Inc., a company that is developing next-generation cell and gene therapies with pharmacologic operating systems.

•

Portal Instruments, Inc. (U.S.): We have entered into a collaboration with Portal Instruments, Inc. (“Portal”) to develop and commercialize Portal’s needle-free drug delivery device for potential use with our investigational or approved biologic medicines. The first development program to potentially utilize this device will be for investigational use with ENTYVIO, which is currently administered through intravenous infusion.

•

Presage Biosciences, Inc. (U.S.): We have made an investment in Presage Biosciences, Inc., a company that uses CIVO®, a platform that enables simultaneous and direct assessment of multiple early stage agents in the context of human patients.

•	Recursion Pharmaceuticals, Inc. (U.S.): We have entered into an agreement to provide pre-clinical candidates for Takeda’s TAK-celerator™ development pipeline.

•

Ribon Therapeutics, Inc. (U.S.): We have made an investment in Ribon Therapeutics, Inc., a company that is pioneering the discovery and development of monoPARP (mono ADP-ribose polymerase) inhibitors to block cancer cells’ fundamental ability to survive under stress.

•

Schrödinger, LLC (U.S.): We have entered into a multi-target research collaboration combining Schrödinger, LLC’s in silico platform-driven drug discovery capabilities with Takeda’s deep therapeutic area knowledge and expertise in structural biology.

•

Seattle Collaboration (U.S.): We have formed a research alliance, Seattle Partnership for Research on Innovative Therapies (“SPRInT”), aiming to accelerate the translation of Fred Hutchinson Cancer Research Center’s and University of Washington’s cutting-edge discoveries into treatments for human disease, with a focus on GI, Oncology and Neuroscience.

•

Stanford University (U.S.): We have entered into a collaboration with Stanford University to form the Stanford Alliance for Innovative Medicines (“Stanford AIM”) to develop innovative treatments and therapies in a more effective manner.

•

StrideBio, Inc. (U.S.): We have made an investment in StrideBio, Inc., a company that develops engineered viral vectors for gene therapy for the treatment of rare diseases. StrideBio Inc.’s technology engine utilizes structure-inspired design to engineer Adeno Associated Virus (“AAV”) vectors that can escape pre-existing neutralizing antibodies.

•

Trianni, Inc. (U.S.): We have entered in to an agreement so that Takeda can use Trianni Inc.’s transgenic mouse platform to identify fully human monoclonal antibodies against disease targets in all therapeutic areas.

•

Tri-Institutional Therapeutics Discovery Institute, Inc. (U.S.): We partnered with the Tri-Institutional Therapeutics Discovery Institute, which was formed by the three institutions, the Memorial Sloan Kettering Cancer Center, The Rockefeller University and Weill Cornell Medicine, in 2013, with the goal of expediting early-stage drug discovery of innovative new therapies. The partnership between us and the Tri-Institutional Therapeutics Discovery Institute was expanded in 2016 from the realm of small molecule discovery into the new research area of antibody drug discovery.

•	Univercells SA (Belgium): We have made an investment in Univercells SA, a technology company delivering novel biomanufacturing platforms, aiming at making biologics available and affordable to all.

•

Ultragenyx Pharmaceutical Inc. (U.S.): We have entered into an agreement with Ultragenyx Pharmaceutical Inc. (“Ultragenyx”), to partner in the development and commercialization of therapies to treat rare genetic diseases. Ultragenyx will receive an exclusive license to one of our preclinical product candidates in a pre-determined field of use, and will have an exclusive option to co-develop and co-commercialize the product candidate in additional therapeutic areas. We and Ultragenyx have also established a five-year research collaboration under which Ultragenyx will have the option to license up to five additional of our product candidates for rare diseases. We receive an exclusive option to commercialize any licensed products resulting from the collaboration in Asia, including Japan. And an option to exclusively license one Ultragenyx pipeline product in Japan.

•	VelosBio, Inc. (U.S.): We have made an investment in VelosBio Inc., a preclinical stage company developing antibody drug conjugates.

•	VHsquared Ltd. (U.K.): We have made an investment in VHsquared Ltd., a clinical stage company developing transformational therapies (VorabodiesTM, which are oral domain antibodies) for IBD.

D.	Trend Information.

The information required by this item is set forth in Item 5. A of this registration statement.

E.	Off-Balance Sheet Arrangements.

Milestone Payments

Under the terms of our collaborations with third parties for the development of new products, we may be required to make payments for the achievement of certain milestones related to the development of pipeline products and the launch and subsequent marketing of new products. As of March 31, 2017 and 2018, the contractual amount of potential milestone payments totaled ¥364.9 billion and ¥517.0 billion, respectively, in each case excluding potential commercial milestone payments for pipeline products under development.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations as of March 31, 2018.

	Total contractual amount(1)	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(billions of yen)
Bonds and loans:(2)(3)
Bonds	¥173.2	—	120.0	53.2	—
Loans	813.2	0.0	130.0	75.0	608.2
Purchase obligations for property, plant and equipment	14.1	14.1	—	—	—
Finance lease obligations	99.2	4.8	8.9	5.4	80.0
Operating lease obligations	77.1	12.1	19.2	12.0	33.7
Contributions to defined benefit pension plans(4)	4.7	4.7	—	—	—

Total(5)(6)	¥1,181.4	¥35.7	¥278.1	¥145.7	¥721.9

Notes:

(1)

Obligations denominated in currencies other than yen have been translated into yen using period-end exchange rates for the fiscal year ended March 31, 2018 and may fluctuate due to changes in exchange rates.

(2)	Repayment obligations may be accelerated if we breach the relevant covenants under the relevant instruments.
(3)	Does not include interest payment obligations.
(4)	Pension and post-retirement contributions cannot be determined beyond the fiscal year ending March 31, 2019.
(5)

Does not include contractual obligations whose timing we are unable to estimate, including defined benefit contribution obligations, litigation reserves and long-term income tax liability and does not include liabilities recorded at fair value as amounts will fluctuate based on any changes in fair value including derivative liabilities and contingent consideration. Milestone payments that are dependent on the occurrence of certain future events are not included.

(6)	Does not include purchase orders entered into for purchases made in the normal course of business.

G.	Safe harbor.

Statements in Item 5. E and Item 5. F of this registration statement on Form 20-F that are not statements of historical fact, constitute “forward-looking statements.” See “Forward-Looking Statements” on page 2 of this registration statement. The Company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, as amended, in making such forward-looking statements.

Appendix: Operating and Financial Review and Prospects of Shire

The following discussion should be read in conjunction with the consolidated financial statements of Shire contained in this registration statement.

The following table presents selected financial information for the years ended December 31, 2015, 2016 and 2017, which is derived from Shire’s consolidated financial statements. The following table also presents selected financial information for the nine months ended September 30, 2017 and 2018, which is derived from Shire’s unaudited consolidated financial statements. The selected consolidated financial data should be read in conjunction with the audited consolidated financial statements and the unaudited consolidated financial statements of Shire included in this registration statement.

	For the fiscal year ended December 31,			For the nine months ended September 30,
	2015	2016	2017	2017	2018
	(millions of dollars)
Statements of Operations:
Revenues:
Product sales	$6,099.9	$10,885.8	$14,448.9	$10,537.9	$11,198.5
Royalties and other revenues	316.8	510.8	711.7	477.8	358.4

Total revenues	6,416.7	11,396.6	15,160.6	11,015.7	11,556.9

Costs and expenses:
Cost of sales	969.0	3,816.5	4,700.8	3,437.3	3,398.3
Research and development	1,564.0	1,439.8	1,763.3	1,324.5	1,240.0
Selling, general and administrative	1,842.5	3,015.2	3,530.9	2,647.7	2,549.3
Amortization of acquired intangible assets	498.7	1,173.4	1,768.4	1,280.5	1,375.3
Integration and acquisition costs	39.8	883.9	894.5	696.7	512.0
Reorganization costs	97.9	121.4	47.9	24.5	268.9
Gain on sale of Oncology and product rights	(14.7)	(16.5)	(0.4)	(0.4)	(267.2)

Total operating expenses	4997.2	10,433.7	12,705.4	9,410.8	9,076.6

Operating income from continuing operations	1,419.5	962.9	2,455.2	1,604.9	2,480.3
Interest income	4.2	18.4	9.7	5.7	4.8
Interest expense	(41.6)	(469.6)	(578.9)	(425.4)	(378.1)
Other (expense) / income, net	3.7	(25.6)	7.4	6.8	(43.9)

Total other expense, net	(33.7)	(476.8)	(561.8)	(412.9)	(417.2)

Income from continuing operations before income taxes and equity in earnings / (losses) of equity methods investees	1,358.8	486.1	1,893.4	1,192.0	2,063.1
Income taxes	(46.1)	126.1	2,357.6	(44.6)	(371.0)
Equity in earnings / (losses) of equity method investees, net of taxes	(2.2)	(8.7)	2.5	0.1	11.2

Income from continuing operations, net of taxes	1,337.5	603.5	4,253.5	1,147.5	1,703.3
(Loss) / gain from discontinued operations, net of taxes	(34.1)	(276.1)	18.0	18.6	—

Net income	$1,303.4	$327.4	$4,271.5	$1,166.1	$1,703.3

Shire has grown both organically and through acquisition, completing a series of major transactions that have brought therapeutic, geographic and pipeline growth and diversification. Shire’s revenues, expenditures and net assets are attributable to the R&D, manufacture, sale and distribution of pharmaceutical products within one reportable segment. Shire also earns royalties and other revenues (where Shire has out-licensed products to third parties) that are recorded as royalty and other revenues.

Revenues are derived primarily from two sources - sales of Shire’s own products and royalties and other revenues:

•	2017: 95.3% (2016: 95.5%) of total revenues are derived from Product sales; and

•	2017: 4.7% (2016: 4.5%) of total revenues are derived from royalties and other revenues, including upfront payments from out-license arrangements.

Shire’s current portfolio of approved products spans six key therapeutic areas: Immunology, Hematology, Neuroscience, Internal Medicine, Genetic Diseases and Ophthalmics. In 2017, the contribution of each therapeutic area to overall product sales was as follows:

	Product sales	Percentage
	(millions of dollars, except percentages)
Immunology	$4,370.3	30.2%
Hematology	3,785.6	26.2%
Neuroscience	2,664.1	18.4%
Internal Medicine	1,670.3	11.6%
Genetic Diseases	1,437.7	10.0%
Oncology(1)	261.7	1.8%
Ophthalmics	259.2	1.8%

	$14,448.9	100.0%

(1)	On August 31, 2018, Shire sold its oncology franchise to Servier for $2.4 billion.

Shire has grown in part through acquisition which has brought therapeutic, geographic and pipeline growth and diversification. The acquisition of Baxalta in June 2016 added the Hematology, Immunology and Oncology franchises and enabled Shire to become the global leader in rare diseases and highly specialized conditions. The acquisition of Dyax in January 2016, with its lead pipeline product, TAKHZYRO, and marketed product KALBITOR, expanded and extended Shire’s industry-leading HAE portfolio (FIRAZYR and CINRYZE). In July 2016, Shire licensed the global rights to all indications for SHP647 from Pfizer Inc. SHP647 is an investigational biologic being evaluated for the treatment of moderate-to-severe inflammatory bowel disease. In 2015, Shire acquired NPS Pharma, Meritage Pharma, Inc. (“Meritage Pharma”) and Foresight Biotherapeutics Inc. (“Foresight”). The acquisition of NPS Pharma added global rights to an innovative product portfolio with multiple growth catalysts, including GATTEX/REVESTIVE and NATPARA/NATPAR. The acquisition of Meritage Pharma provided global rights to SHP621, a Phase 3 ready asset for the treatment of adolescents and adults with EoE, a rare, chronic inflammatory GI disease. This builds upon Shire’s rare disease and GI commercial infrastructure and expertise. With the acquisition of Foresight, Shire acquired the global rights to SHP640 (topical ophthalmic drops combining 0.6% povidone iodine (PVP-I) and 0.1% dexamethasone), a therapy in late-stage development for the treatment of infectious conjunctivitis, an ocular surface condition commonly referred to as pink eye. This acquisition has a clear strategic fit with XIIDRA, which is approved in the U.S. for the treatment of the signs and symptoms of dry eye disease, and further demonstrates Shire’s commitment to building a leadership position in ophthalmics.

On February 20, 2018, Shire, Microsoft, and EURORDIS-Rare Diseases Europe announced a strategic initiative to accelerate time to diagnosis for children with rare diseases. On March 26, 2018, Shire and

NanoMedSyn announced a collaboration to conduct pre-clinical research to evaluate a potential enzyme replacement therapy using NanoMedSyn’s proprietary synthetic derivatives named AMFA. On May 8, 2018, the Boards of Takeda and Shire announced that they had reached agreement on the terms of a recommended offer pursuant to which Takeda will acquire the entire issued and to be issued ordinary share capital of Shire. The acquisition is expected to close on January 8, 2019, subject to a number of conditions, including receipt of regulatory clearances and approval by the shareholders of both companies (Takeda and Shire’s respective extraordinary general meetings are scheduled for December 5, 2018). See “Item 3. Key Information—D. Risk Factors—Risks Related to the Shire Acquistion—We may not be able to complete the Shire Acquisition on the expected schedule, or at all.” Takeda has already received clearances from regulatory agencies in the U.S., Japan, China, and other countries and is in discussions with the European Commission as part of its Phase 1 review of the proposed acquisition. On June 21, 2018, Shire announced that the FDA had approved its submission for the production of GAMMAGARD LIQUID at its new plasma manufacturing facility near Covington, Georgia. The facility will add approximately 30% capacity to Shire’s internal network once fully operational. Commercial production began in January 2018 and shipments commenced shortly after approval. On August 31, 2018, Shire sold its oncology franchise to Servier for $2.4 billion. On September 6, Shire announced the acquisition of Sanaplasma AG, a source plasma collection company headquartered in Switzerland. Sanaplasma AG adds 21 new centers in Europe to Shire’s European-based plasma collection network. On October 25, 2018, Shire announced it had filed a second submission to the FDA for approval to manufacture albumin therapy at its new plasma manufacturing facility near Covington, Georgia. On October 26, 2018, Takeda announced that it was in discussions with the European Commission, the EU antitrust regulator, in relation to the future potential overlap in the area of IBD between its marketed product ENTYVIO and Shire’s pipeline compound SHP647, which is currently in Phase III clinical trials, and that it had proposed an antitrust remedy of a potential divestment of SHP647 and certain associated rights. In 2017, Shire derived 34% of Product sales from outside of the U.S. Shire has ongoing commercialization and late-stage development activities, which are expected to further supplement the diversification of revenues in the future, including the following:

•	the launch of MYDAYIS in the U.S.;

•	continued launch of INTUNIV, REVESTIVE and ONIVYDE (sold to Servier as part of the oncology franchise) across Europe;

•	the approvals of NATPAR and ADYNOVI in the EU;

•	approval of TAKHZYRO in the U.S.;

•	submission of CALPEG NDA for ALL in the U.S. (sold to Servier as part of the oncology franchise);

•	the approval of VONVENDI Marketing Authorization Application (“MAA”) in Europe; and

•	geographic expansion of XIIDRA with the recent approval in Canada and submissions in other key markets.

Geographic Information

Shire’s revenues based on the geographic location from which the sale originated for the fiscal years ended December 31, 2015, 2016 and 2017 is set forth in the following table:

	For the fiscal year ended December 31,
	2015	2016	2017
	(millions of dollars)
Revenue:
Ireland	$14.1	$41.6	$55.5
United States	4,659.2	7,666.9	9,642.1
Rest of the world	1,743.4	3,688.1	5,463.0

Total	$6,416.7	$11,396.6	$15,160.6

Shire’s R&D

Shire’s R&D efforts are focused on core therapeutic areas including Immunology, Hematology, Neuroscience, Internal Medicine, Genetic Diseases, Oncology (prior to the disposition of the Oncology business) and Ophthalmics. Shire concentrates its resources on obtaining regulatory approval for later stage pipeline products within these therapeutic areas and focuses its early stage research activities in rare diseases.

Evidence of the successful progression of the late stage pipeline can be seen in the granting of approval and associated launches of Shire’s products over the last three years. In this time, several products have received regulatory approval including: in the U.S., MYDAYIS in 2017, XIIDRA and CUVITRU in 2016, NATPARA and VYVANSE for BED in 2015; in the EU, ONIVYDE (sold to Servier as part of the Oncology franchise) and CUVITRU in 2016, ELVANSE/TYVENSE for adults, INTUNIV for children and adolescents in 2015.

Shire’s management reviews direct costs for all research and development projects by development phase.

Shire’s R&D expenses in the fiscal years ended December 31, 2016 and 2017 include costs on programs in all stages of development. The following table summarizes the Shire’s direct R&D spend categorized by development stage, based upon the development stage of each program for the fiscal years ended December 31, 2016 and 2017:

	For the fiscal year ended December 31,
	2016	2017
	(millions of dollars)
Early stage programs	$325.7	$275.3
Late stage programs	291.1	507.5
Currently marketed products	238.1	275.0

Total	$854.9	$1,057.8

Early stage programs also include pre-clinical and research programs. In addition to the above, Shire recorded R&D employee costs of $506.9 million in the fiscal year ended December 31, 2017 (fiscal year ended December 31, 2016: $431.9 million) and other indirect R&D costs of $198.6 million (2016: $153.0 million), comprising mainly of depreciation and up-front and milestone payments for in-licensed development projects.

Shire’s Results of Operations for the Nine Months Ended September 30, 2018 and 2017

In the first quarter of 2018, Shire announced a change to its internal structure to create two distinct business segments within Shire: a Rare Disease division and a Neuroscience division. The change was based on the Shire Board’s conclusion that the Neuroscience business warranted additional focus and investment and that there was a strong business rationale for creating the two divisions.

In the second quarter of 2018, Shire returned to a single segment approach to managing its business. This decision was precipitated by the Shire Board’s acceptance of Takeda’s offer to acquire Shire and reflects Shire’s focus on the performance of the entire business as it operates in this current environment. This step was taken to more closely align with how the financial information is viewed by the Executive Committee (Shire’s chief operating decision maker) for the purposes of making resource allocation decisions and assessing the performance of the business. Additionally, in the second quarter of 2018, Shire introduced a new product franchise called Established Brands to capture revenue for its non-promoted products that are facing or could face generic competition, such as LIALDA and PENTASA. Comparative financial information for 2017 was retrospectively restated herein.

In the nine months ended September 30, 2018, product sales increased 6% to $11,198.5 million (2017: $10,537.9 million), driven by Immunology, up 11%, Neuroscience, up 10%, Genetic Diseases, up 4%, Internal Medicine, up 35%, and Ophthalmics, up 48%, off-setting the impact of generic competition on Established Brands.

The following table provides an analysis of Shire’s total revenues by source for the nine months ended September 30, 2017 and 2018. In 2018, Immunology includes HAE from Genetic Diseases; prior year amounts have been reclassified to conform with the current year presentation.

	Nine months ended September 30,		Product sales growth
	2017	2018
	(millions of dollars, except percentages)
Product sales by franchise
IMMUNOGLOBULIN THERAPIES	$1,613.9	$1,825.9	13%
HEREDITARY ANGIOEDEMA	968.4	1,063.0	10%
BIO THERAPEUTICS	546.7	583.7	7%

Immunology	3,129.0	3,472.6	11%

HEMOPHILIA	2,119.6	2,225.4	5%
INHIBITOR THERAPIES	631.9	583.2	(8)%

Hematology	2,751.5	2,808.6	2%

VYVANSE	1,620.3	1,779.8	10%
ADDERALL XR	242.3	232.1	(4)%
MYDAYIS	25.9	40.4	N/M (2)
Other Neuroscience(1)	91.3	117.8	29%

Neuroscience	1,979.8	2,170.1	10%

ELAPRASE	454.5	465.5	2%
REPLAGAL	349.0	372.8	7%
VPRIV	257.3	267.3	4%

Genetic Diseases	1.060.8	1,105.6	4%

LIALDA/MEZAVANT	469.6	287.0	(39)%
PENTASA	224.5	215.6	(4)%
Other Established Brands(3)	122.3	105.9	(13)%
Established Brands	816.4	608.5	(25)%
GATTEX/REVESTIVE	229.2	326.8	43%
NATPARA/NATPAR	103.3	160.8	56%
Other Internal Medicine(4)	105.2	101.3	(4)%
Internal Medicine	437.7	588.9	35%
Ophthalmics	173.4	255.8	48%
Oncology(5)	189.3	188.4	N/M (2)

Total Product sales	10,537.9	11,198.5	6%

Royalties and other revenues
Royalties	329.7	175.4	(47)%
Other revenues	148.1	183.0	24%

Total royalties and other revenues	477.8	358.4	(25)%

Total revenues	$11,015.7	$11,556.9	5%

Notes:

(1)	Other Neuroscience includes INTUNIV, EQUASYM, and BUCCOLAM.

(2)	N/M: Product sales growth as a percentage is not meaningful due to the sale of the franchise during the quarter or due to product being launched during period.
(3)	Other Established Brands includes FOSRENOL and CARBATROL.
(4)	Other Internal Medicine includes AGRYLIN, PLENADREN, and RESOLOR.
(5)	Results include the Oncology franchise until the date of its sale on August 31, 2018.

Immunology

Immunology product sales were $3,472.6 million in the nine months ended September 30, 2018. Immunoglobulin therapies growth of 13% in the nine months ended September 30, 2018 was primarily driven by increased demand for subcutaneous and intravenous brands and international sales growth. HAE product sales increased 10% during the nine months ended September 30, 2018, primarily due to stocking for both CINRYZE and FIRAZYR, and partially offset by a decline in CINRYZE demand due to a competitor launch, compared to the corresponding period in 2017. HAE product sales during the nine months ended September 30, 2018 also included $51.3 million of TAKHZYRO product sales for initial launch stocking. Bio therapeutics sales increased 7% in the nine months ended September 30, 2018 driven by volume demand.

Hematology

Hematology product sales were $2,808.6 million in the nine months ended September 30, 2018. Hemophilia sales increased 5% in the nine months ended September 30, 2018, driven by volume demand, primarily related to ADYNOVATE. Sales of inhibitor therapies decreased 8% in the nine months ended September 30, 2018 due to new competition.

Neuroscience

Neuroscience product sales were $2,170.1 million in the nine months ended September 30, 2018. VYVANSE product sales increased 10% in the nine months ended September 30, 2018, due to a U.S. price increase and continued growth in Shire’s international markets.

Genetic Diseases

Genetic Diseases product sales were $1,105.6 million in the nine months ended September 30, 2018. Genetic Diseases product sales increased 4% during the nine months ended September 30, 2018, primarily driven by stocking and favorable foreign exchange, compared to the corresponding period in 2017.

Established Brands

Established Brands product sales were $608.5 million in the nine months ended September 30, 2018. LIALDA/MEZAVANT product sales decreased 39% during the nine months ended September 30, 2018 was due to generic competition which began in the second half of 2017.

Internal Medicine

Internal Medicine product sales were $588.9 million in the nine months ended September 30, 2018. During the nine months ended September 30, 2018, GATTEX/REVESTIVE product sales increased 43% and NATPARA/NATPAR product sales increased 56%, driven by demand growth, and to a lesser extent, the benefit of price increases, compared to the corresponding period in 2017.

Ophthalmics

Ophthalmics product sales increased 48% to $255.8 million during the nine months ended September 30, 2018 due to XIIDRA demand growth.

Oncology

As a result of the sale of Shire’s Oncology franchise, completed on August 31, 2018, Oncology product sales decreased to $188.4 million (2017: $189.3 million) in the nine months ended September 30, 2018.

Royalties and other revenues

Royalties and other revenues decreased 25% during the nine months ended September 30, 2018 compared to the corresponding period in 2017, primarily due to certain royalty expirations, the reclassification of ADDERALL XR from royalty revenue to product sales, and other changes required under the new revenue accounting standard.

Cost of sales

Cost of sales as a percentage of Total revenues decreased from 31% to 29% for the nine months ended September 30, 2018 compared to the corresponding period in 2017, due to lower expense related to the unwind of inventory fair value adjustments. For the nine months ended September 30, 2018, Cost of sales included depreciation of $228.2 million, respectively (2017: $209.2 million).

R&D

In the nine months ended September 30, 2018, Research and development expenses decreased by $84.5 million, or down 6%, compared to the corresponding period in 2017. The decrease during the nine months ended September 30, 2018 was primarily due to significant milestone and upfront payments associated with license arrangements incurred in 2017 that did not recur in 2018. For the nine months ended September 30, 2018, Research and development expenses included depreciation of $31.3 million (2017: $37.0 million).

SG&A

In the nine months ended September 30, 2018, Selling, general and administrative expenses decreased by $98.4 million compared to the corresponding period in 2017, primarily due to the benefits of on-going cost discipline and operating synergies partially offset by increased depreciation. For the nine months ended September 30, 2018, Selling, general and administrative expenses included depreciation of $173.3 million (2017: $117.3 million).

Amortization of acquired intangible assets

For the nine months ended September 30, 2018, Shire recorded Amortization of acquired Intangible assets of $1,375.3 million compared to $1,280.5 million in the corresponding period in 2017. The increase for the nine months ended September 2018 is primarily related to the acceleration of CINRYZE amortization and launch of TAKHZYRO, offset by the sale of the Oncology franchise.

Integration and acquisition costs

In the nine months ended September 30, 2018, Shire recorded Integration and acquisition costs of $512.0 million compared to $696.7 million in the corresponding period in 2017. These costs relate to the continued integration of Baxalta, which was acquired in June 2016, Takeda’s proposed acquisition of Shire, and the change in fair value of contingent consideration, primarily related to TAKHZYRO, which was acquired from Dyax in 2016.

The costs associated with the integration of Baxalta include $151.4 million of asset impairments, $55.5 million of third-party professional fees, $19.2 million of expenses associated with facility consolidations, and

$20.7 million of employee severance and acceleration of stock compensation for the nine months ended September 30, 2018. Shire expects the majority of these expenses, except for certain costs related to facility consolidations, to be paid within 12 months from the date the related expenses were incurred. The integration of Baxalta is estimated to be completed by mid to late 2019.

The costs associated with Takeda’s proposed acquisition include $72.0 million of third-party professional fees and $40.4 million of employee incentives for the nine months ended September 30, 2018. Shire expects the majority of these expenses to be paid within 12 months from the date the related expenses were incurred.

In the nine months ended September 30, 2018, $100.4 million are included in the Integration and acquisition costs relating to the change in fair value of contingent consideration payable mainly related to TAKHZYRO.

In the nine months ended September 30, 2017, Integration and acquisition costs included a charge of $144.3 million relating to the change in fair value of contingent consideration payable. The Baxalta Integration and acquisition costs include $177.4 million of employee severance and acceleration of stock compensation, $114.0 million of third-party professional fees and $71.4 million of expenses associated with facility consolidations and $147.8 million of asset impairments for the nine months ended September 30, 2017.

Reorganization costs

For the nine months ended September 30, 2018, Shire recorded Reorganization costs of $268.9 million, primarily related to expenses associated with certain office facility closures in Cambridge, MA. For the nine months ended September 30, 2017, Shire recorded Reorganization costs of $24.5 million, primarily related to office and manufacturing facility closures.

Other expense, net

For the nine months ended September 30, 2018, Shire recorded total other expense, net of $417.2 million compared to $412.9 million in the corresponding period in 2017. Other expense, net increased primarily due to costs related to the cash tender offer for the repurchase of $2.3 billion of Shire’s outstanding senior notes.

Taxation

For the nine months ended September 30, 2018, the effective tax rate on income from continuing operations was 18% (2017: 4%).

The effective tax rate for the nine months ended September 30, 2018 has been affected by certain provisions of the U.S. Tax Cuts and Jobs Act (Tax Act) passed in December 2017, which reduces the U.S. federal corporate income tax rate from 35% to 21% along with anti-deferral provisions related to non-U.S. operations, new limitations on certain deductions required under the Tax Act, and reductions in the quantum of and tax benefit associated with U.S. integration costs over the prior year.

Shire continued to assess the financial statement impact of the applicable provisions of the Tax Act upon enactment during the nine months ended September 30, 2018 and based on these assessments, income tax expense increased by $37.9 million during this period. The increase in tax expense recorded during the nine months ended September 30, 2018 was due to i) an adjustment to the U.S. deferred tax balances recorded as of December 31, 2017 related to the corporate income tax rate reduction of a $7.1 million tax benefit; and ii) an increase to income tax expense of $45.0 million related to the repatriation toll charge. The change in the toll charge was partially driven by an adjustment of $31.0 million related to the tax rates applied to certain drivers of the provisional repatriation toll charge in 2017, as well as the finalization of inputs to the calculation of the repatriation toll charge and the refinement of Shire’s computation for the various guidance and regulations issued during 2018. The changes to its original tax reform impacts increased the effective tax rate for the nine months ended September 30, 2018 by 2%.

It is expected that additional interpretive guidance will be issued during the measurement period that may change how Shire has computed the provisional amounts for the year ended December 31, 2017. Shire will continue to assess the impact of the Tax Act during the measurement period and will record any adjustments to its provisional estimates as needed during the remainder of the measurement period and continues to assert that all amounts recorded and disclosed to date remain provisional.

The effective tax rate for the nine months ended September 30, 2017 was affected by the combined impact of the relative quantum of the profit before tax for the period by jurisdiction as well as significant acquisition and integration costs. Additionally, certain discrete tax adjustments were recorded during the year, which contributed to the low effective rate, including a tax benefit associated with the filing of the US tax returns and reversal of prior period income tax reserves.

Shire’s Results of Operations for the Fiscal Years Ended December 31, 2017 and 2016

Shire’s product sales increased 33% to $14,448.9 million, primarily driven by the inclusion of a full year of legacy Baxalta product sales, with strong sales from immunoglobulin therapies and bio therapeutics. Shire’s royalties and other revenues increased 39% to $711.7 million (2016: $510.8 million), primarily due to the receipt of an upfront license fee and a full year of contract manufacturing revenue acquired with Baxalta.

The following table provides an analysis of Shire’s total revenues by source for 2016 and 2017. In 2017, Immunology includes HAE from Genetic Diseases; prior year amounts have been reclassified to conform with the current year presentation.

	Years ended December 31,		Product sales growth
	2016	2017
	(millions of dollars, except percentages)
Product sales by franchise
IMMUNOGLOBULIN THERAPIES	$1,143.9	$2,236.6	N/M
HEREDITARY ANGIOEDEMA	1,310.9	1,429.6	9%
BIO THERAPEUTICS	372.2	704.1	N/M

Immunology	2,827.0	4,370.3	N/M

HEMOPHILIA	1,789.0	2,957.3	N/M
INHIBITOR THERAPIES	451.8	828.3	N/M

Hematology(2)	2,240.8	3,785.6	N/M

VYVANSE	2,013.9	2,161.1	7%
ADDERALL XR	363.8	348.0	(4)%
MYDAYIS	—	21.6	N/M
Other Neuroscience	112.8	133.4	18%

Neuroscience	2,490.5	2,664.1	7%

LIALDA/MEZAVANT	792.1	569.4	(28)%
GATTEX/REVESTIVE	219.4	335.5	53%
PENTASA	309.4	313.2	1%
NATPARA/NATPAR	85.3	147.4	73%
Other Internal Medicine	349.3	304.8	(13)%

Internal Medicine	1,755.5	1,670.3	(5)%

	Years ended December 31,		Product sales growth
	2016	2017
	(millions of dollars, except percentages)
ELAPRASE	589.0	615.7	5%
REPLAGAL	452.4	472.1	4%
VPRIV	345.7	349.9	1%

Genetic Diseases	1,387.1	1,437.7	4%

Oncology(3)	130.5	261.7	N/M
Ophthalmics	54.4	259.2	N/M

Total Product sales	10,885.8	14,448.9	33%

Royalties and other revenues
Royalties	382.6	448.4	17%
Other revenues	128.2	263.3	105%

Total royalties and other revenues	510.8	711.7	39%

Total revenues	$11,396.6	$15,160.6	33%

Notes:

(1)	N/M: Consolidated results include Baxalta sales as of June 3, 2016, the date of acquisition, or partial year product launches; therefore, Product sales growth as a percentage is not meaningful.
(2)	Sales for ADVATE and ADYNOVATE for the fiscal year ended December 31, 2017 were $2.4 billion.
(3)	On August 31, 2018, Shire sold its oncology franchise to Servier for $2.4 billion.

Immunology

Immunology product sales, which now include HAE product sales, were $4,370.3 million in 2017 compared to $2,827.0 million in 2016, primarily driven by the inclusion of a full year of immunoglobulin therapies and bio therapeutics product sales following the acquisition of Baxalta in June 2016. Immunoglobulin and bio therapeutics reported total product sales of $2,940.7 million. HAE product sales for the year ended December 31, 2017 increased to $1,429.6 million or 9% from $1,310.9 million in 2016, primarily driven by FIRAZYR, up 15% to $663.0 million and CINRYZE up 3% to $699.3 million. During the third quarter of 2017, CINRYZE had a supply constraint caused by a manufacturing interruption at a third-party supplier. The issue was addressed and production resumed in the fourth quarter of 2017. On January 24, 2018, FDA granted approval for the technology transfer of CINRYZE drug product manufacturing process to the Vienna, Austria manufacturing site.

Hematology

Hematology, acquired with Baxalta in June 2016, included sales of recombinant and plasma-derived hemophilia products (primarily Factor VIII and Factor IX) and inhibitor therapies. Hematology product sales were $3,785.6 million in 2017 compared to $2,240.8 million in 2016, primarily driven by the inclusion of a full year of Hematology product sales following the acquisition of Baxalta.

Neuroscience

Neuroscience product sales for the year ended December 31, 2017 increased to $2,664.1 million, or 7%, from $2,490.5 million in 2016, with growth primarily driven by VYVANSE and the inclusion of MYDAYIS. VYVANSE product sales for the year ended December 31, 2017 increased to $2,161.1 million, or 7%, from $2,013.9 million in 2016, due to the benefit of a price increase(1) taken since 2016, increased demand resulting from growth in the U.S. ADHD market and strong performance in Shire’s international markets, partially offset by lower U.S. stocking. MYDAYIS, which was made available to patients on August 28, 2017, contributed $21.6 million of product sales in 2017.

Information about litigation related to MYDAYIS can be found in Note 25 to Shire’s consolidated financial statements contained in this registration statement.

(1)

The actual net effect of price increases on current period net sales compared to the comparative period is difficult to quantify due to the various managed care rebates, Medicaid discounts, other discount programs in which the Company participates and fee for service agreements with wholesale customers.

Internal Medicine

Internal Medicine product sales for the year ended December 31, 2017 decreased to $1,670.3 million, or 5%, from $1,755.5 million in 2016, primarily driven by the impact of LIALDA generic competition, partially offset by growth from GATTEX/REVESTIVE and NATPARA. LIALDA/MEZAVANT product sales decreased to $569.4 million, or 28%, for the year ended December 31, 2017 from $792.1 million in 2016, due to the impact of generic competition in 2017. Information about litigation related to LIALDA can be found in Note 25 to Shire’s consolidated financial statements contained in this registration statement.

GATTEX/REVESTIVE and NATPARA/NATPAR product sales increased to $335.5 million, or 53%, and $147.4 million or 73%, respectively, for 2017, compared to product sales in 2016 primarily due to an increase in the numbers of patients on therapy and to a lesser extent, the benefit of price increases taken since 2016.(1)

(1)

The actual net effect of price increases on current period net sales compared to the comparative period is difficult to quantify due to the various managed care rebates, Medicaid discounts, other discount programs in which the Company participates and fee for service agreements with wholesale customers.

Genetic Diseases

Genetic Diseases product sales, which now excludes HAE product sales, for the year ended December 31, 2017 increased to $1,437.7 million, or 4%, from $1,387.1 million in 2016, primarily due to ELAPRASE and REPLAGAL, as both products benefited from an increase in the number of patients on therapy.

Oncology

Oncology, acquired with Baxalta in June 2016, reported product sales of $261.7 million for the year ended December 31, 2017 compared to $130.5 million for the year ended December 31, 2016. Oncology includes sales of ONCASPAR and ONIVYDE. ONIVYDE was approved in the EU on October 18, 2016. As Shire sold its oncology franchise to Servier on August 31, 2018, these products are longer included in its business following such sale.

Ophthalmics

Ophthalmic product sales relate to XIIDRA, which was made available to patients on August 29, 2016. XIIDRA product sales were $259.2 million for the year ended December 31, 2017 compared to $54.4 million for the year ended December 31, 2016.

Cost of sales

Cost of sales increased by $884.3 million to $4,700.8 million for the year ended December 31, 2017 (31% of Total revenues) from $3,816.5 million in 2016 (33% of Total revenues), due to the inclusion of a full year of legacy Baxalta costs. The decrease in cost of sales as a percentage of Total revenues for the year ended December 31, 2016 to December 31, 2017 is primarily due to the impact of lower expense related to the unwind of inventory fair value adjustments, partially offset by the inclusion of a full year of lower margin product franchises acquired with Baxalta. For the year ended December 31, 2017, cost of product sales included additional depreciation totaling $276.1 million (2016: $160.8 million), primarily due to the acquisition of Baxalta.

R&D

R&D expense increased by $323.5 million, or 22%, to $1,763.3 million for the year ended December 31, 2017 (12% of Total revenues) from $1,439.8 million in 2016 (13% of Total revenues), primarily due to the inclusion of a full year of legacy Baxalta costs. R&D expense for the year ended December 31, 2017 included depreciation of $47.2 million (2016: $34.1 million).

SG&A

SG&A expense increased by $515.7 million, or 17%, to $3,530.9 million for the year ended December 31, 2017 (23% of Total revenues) from $3,015.2 million in 2016 (26% of Total revenues), primarily due to the inclusion of a full year of legacy Baxalta costs. For the year ended December 31, 2017, SG&A expense included depreciation of $172.5 million.

Amortization of acquired intangible assets

For the year ended December 31, 2017, Shire recorded amortization of acquired intangible assets of $1,768.4 million compared to $1,173.4 million in 2016. The increase of $595.0 million was primarily related to a full year of amortization of intangible assets acquired with Baxalta and the acceleration of CINRYZE amortization following positive TAKHZYRO Phase 3 results.

Integration and acquisition costs

For the year ended December 31, 2017, Shire recorded integration and acquisition costs of $894.5 million, primarily relating to the Baxalta acquisition. Costs included asset impairment charges, employee severance and expenses associated with facility consolidations. For the year ended December 31, 2016, Shire recorded integration and acquisition costs of $883.9 million, primarily relating to the Baxalta and Dyax acquisitions. Costs included employee severance, acceleration of stock compensation, third-party professional fees, contract terminations and other transaction-related fees.

Reorganization costs

For the year ended December 31, 2017, Shire recorded reorganization costs of $47.9 million, primarily related to the closure of the Basingstoke, U.K. office. For the year ended December 31, 2016, Shire recorded reorganization costs of $121.4 million, primarily related to the closure of a facility at the Los Angeles, U.S. manufacturing site.

Other expense, net

Other expense, net increased by $85.0 million to $561.8 million for the year ended December 31, 2017 from $476.8 million in 2016, primarily due to a full year of interest expense incurred on borrowings used to fund the acquisition of Baxalta, reduced by repayments of borrowings and partially offset by lower amortization of one-time upfront borrowing costs for Baxalta and Dyax in 2017.

Taxation

The effective tax rate in 2017 was a tax credit of 125% (2016: tax credit of 26%). The effective tax rate in 2017 was lower due to the enactment of the U.S. Tax Cuts and Jobs Act (P.L. 115-97) (Tax Act), which was signed into law on December 22, 2017. Among the changes is a permanent reduction in the federal U.S. corporate income tax rate from 35% to 21% effective January 1, 2018. As a result of the reduction in the U.S. corporate income tax rate, Shire revalued its net deferred tax positions for the year-ending December 31, 2017. This resulted in a decrease to the net deferred tax liability of approximately $2.5 billion, which was recorded as reduction to income tax expense for the fourth quarter of 2017. In addition, Shire has estimated an income tax liability of $621.7 million related to the transition tax which is applicable to certain non U.S. earnings previously untaxed in the U.S. Shire recorded a $90.1 million income tax expense related to the transition tax and reclassified a deferred tax liability which had been accrued for prior years’ unremitted earnings to income tax payable for the remaining amount. Shire continues to analyze the Tax Act to determine the full effects the new law will have on its financial statements and all amounts recorded in the 2017 financial statements are provisional in nature.

Discontinued operations

The gain from discontinued operations for the year ended December 31, 2017 was $18.0 million, net of taxes, primarily the return of funds previously held in escrow related to the acquisition of the DERMAGRAFT business. The loss from discontinued operations for the year ended December 31, 2016 was $276.1 million, net of tax benefit of $98.9 million, primarily due to the establishment of legal contingencies related to the divested DERMAGRAFT business.

Shire’s Results of Operations for the Fiscal Years Ended December 31, 2016 and 2015

Shire’s product sales increased by 78% to $10,885.8 million. This increase was primarily due to including $3,887.4 million of Baxalta product sales following the acquisition, and double digit growth of existing franchises, with Neuroscience up 13% and Internal Medicine up 17%. In addition, Shire launched XIIDRA in August 2016 and the Ophthalmology franchise contributed sales of $54.4 million. Royalties and other revenues increased by 61% to $510.8 million, as the second half of 2016 benefited from additional revenue following the acquisition of Baxalta, primarily related to contract manufacturing activities.

The following table provides an analysis of Shire’s Total revenues by source for the fiscal years ended December 31, 2015 and 2016. In 2017, Immunology includes HAE from Genetic Diseases; prior year amounts have been reclassified to conform with the current year presentation.

	Years ended December 31,		Product sales growth
	2015	2016
	(millions of dollars, except percentages)
Product sales by franchise
IMMUNOGLOBULIN THERAPIES	$—	$1,143.9	N/M
HEREDITARY ANGIOEDEMA	1,062.7	1,310.9	23%
BIO THERAPEUTICS	—	372.2	N/M

Immunology	1,062.7	2,827.0	N/M

HEMOPHILIA	—	1,789.0	N/M
INHIBITOR THERAPIES	—	451.8	N/M

Hematology	—	2,240.8	N/M

VYVANSE	1,722.2	2,013.9	17%
ADDERALL XR	362.8	363.8	—%
Other Neuroscience	115.4	112.8	(2)%

Neuroscience	2,200.4	2,490.5	13%

LIALDA/MEZAVANT	684.4	792.1	16%
GATTEX/REVESTIVE	141.7	219.4	55%
PENTASA	305.8	309.4	1%

	Years ended December 31,		Product sales growth
	2015	2016
	(millions of dollars, except percentages)
NATPARA/NATPAR	24.4	85.3	250%
Other Internal Medicine	344.3	349.3	1%

Internal Medicine	1,500.6	1,755.5	17%

ELAPRASE	552.6	589.0	7%
REPLAGAL	441.2	452.4	3%
VPRIV	342.4	345.7	1%

Genetic Diseases	1,336.2	1,387.1	4%

Oncology(2)	—	130.5	N/M
Ophthalmics	—	54.4	N/M

Total Product sales	6,099.9	10,885.8	78%

Royalties and other revenues
Royalties	300.5	382.6	27%
Other revenues	16.3	128.2	687%

Total royalties and other revenues	316.8	510.8	61%

Total revenues	$6,416.7	$11,396.6	78%

Notes:

(1)	N/M: Consolidated results include Baxalta sales as of June 3, 2016, the date of acquisition, or partial year product launches; therefore, Product sales growth as a percentage is not meaningful.
(2)	On August 31, 2018, Shire sold its oncology franchise to Servier for $2.4 billion.

Immunology

Immunology product sales, which now include HAE product sales, were $2,827.0 million in 2016 compared to $1,062.7 million in 2015. Immunoglobulin therapies and bio therapeutics, acquired with Baxalta in June 2016, reported total product sales of $1,516.1 million. HAE product sales for the year ended December 31, 2016 increased to $1,310.9 million or 23% from $1,062.7 million in 2015, primarily driven by increased demand for FIRAZYR and CINRYZE. FIRAZYR product sales for the year ended December 31, 2016 increased to $578.5 million or 30% from $445.0 million in 2015, primarily due to an increase in the number of patients on therapy in both the U.S. and international markets. CINRYZE product sales for the year ended December 31, 2016 increased to $680.2 million or 10% from $617.7 million in 2015, as an increase in the number of patients on therapy was partially offset by reduced utilization as a result of a U.S. supply constraint during the second half of the year.

Hematology

Hematology, acquired with Baxalta in June 2016, included sales of recombinant and plasma-derived hemophilia products (primarily Factor VIII and Factor IX) and inhibitor therapies. Product sales for the year ended December 31, 2016 were $2,240.8 million.

Neuroscience

Neuroscience product sales for the year ended December 31, 2016 increased to $2,490.5 million, or 13%, from $2,200.4 million in 2015, with growth primarily driven by VYVANSE. VYVANSE product sales for the year ended December 31, 2016 increased to $2,013.9 million, or 17%, from $1,722.2 million in 2015, due to prescription growth in the U.S. adult market, which includes ADHD and BED, and the benefit of price increases(1) taken since 2015 and growth in Shire’s international markets.

(1)

The actual net effect of price increases on current period net sales compared to the comparative period is difficult to quantify due to the various managed care rebates, Medicaid discounts, other discount programs in which the Company participates and fee for service agreements with wholesale customers.

Internal Medicine

Internal Medicine product sales for the year ended December 31, 2016 increased to $1,755.5 million, or 17%, from $1,500.6 million in 2015, primarily driven by sales growth from LIALDA/MEZAVANT, GATTEX/REVESTIVE and NATPARA. LIALDA/MEZAVANT product sales increased to $792.1 million or 16% for the year ended December 31, 2016 from $684.4 million in 2015, primarily due to an increase in prescription demand, resulting in a U.S. market share of 40% at the end of 2016 (compared to 36% in 2015). GATTEX/REVESTIVE and NATPARA product sales increased to $219.4 million or 55% and $85.3 million or 250%, respectively, for 2016, compared to product sales in 2015 primarily due to an increase in the numbers of patients on therapy.

Genetic Diseases

Genetic Diseases product sales, which now excludes HAE product sales, for the year ended December 31, 2016 increased to $1,387.1 million or 4% from $1,336.2 million in 2015, primarily driven by an increase in the number of patients on therapy for ELAPRASE and REPLAGAL. ELAPRASE product sales for the year ended December 31, 2016 increased to $589.0 million, or 7%, from $552.6 million in 2015, primarily due to an increase in the number of patients on therapy and partially offset by the impact of foreign exchange.

Oncology

Oncology, acquired with Baxalta in June 2016, reported product sales of $130.5 million. Oncology includes sales of ONCASPAR and ONIVYDE. ONIVYDE was approved in the EU on October 18, 2016. As Shire sold its oncology franchise to Servier on August 31, 2018, these products are longer included in its business following such sale.

Ophthalmics

Ophthalmic product sales relate to XIIDRA, which was made available to patients on August 29, 2016. XIIDRA product sales were $54.4 million for the year ended December 31, 2016.

Royalties and other revenues

Royalties and other revenues increased to $510.8 million or 61% for the year ended December 31, 2016 from $316.8 million in 2015, primarily due to $99.0 million of contract manufacturing revenue from the acquisition of Baxalta.

Cost of product sales

Cost of product sales increased by $2,847.5 million, or 294%, to $3,816.5 million for the year ended December 31, 2016 (33% of Total revenues) from $969.0 million in 2015 (15% of Total revenues), primarily due to the impact of the unwind of inventory fair value adjustments in 2016 following the acquisitions of Baxalta and Dyax and, to a lesser extent, the impact of lower margin product franchises acquired with Baxalta. Cost of product sales included $1,118.0 million and $31.1 million of amortization of inventory fair value adjustments in 2016 and 2015, respectively. For the year ended December 31, 2016, Cost of product sales included depreciation totaling $160.8 million. Depreciation increased primarily due to the acquisition of Baxalta.

R&D

R&D expense decreased by $124.2 million, or 8%, to $1,439.8 million for the year ended December 31, 2016 (13% of Total revenues) from $1,564.0 million in 2015 (24% of Total revenues), primarily due to lower in-process research and development (“IPR&D”) impairment charges in 2016 more than offset the increase in costs related to Baxalta and Dyax and costs related to licensing SHP647. R&D expense in 2015 included impairment charges of $467.0 million related to the SHP625 IPR&D intangible asset, due to a lower probability of regulatory approval following trial results and revised commercial potential, and $176.7 million related to the SHP608 IPR&D intangible asset, following preclinical toxicity findings. No significant impairment charges occurred in 2016. R&D expense for the year ended December 31, 2016 included depreciation of $34.1 million.

SG&A

SG&A expense increased by $1,172.7 million, or 64%, to $3,015.2 million for the year ended December 31, 2016 (26% of Total revenues) from $1,842.5 million in 2015 (29% of Total revenues), primarily due to the inclusion of Baxalta related costs and XIIDRA launch and promotional costs. For the year ended December 31, 2016, SG&A expense included depreciation of $98.0 million.

Amortization of acquired intangible assets

For the year ended December 31, 2016, Shire recorded amortization of acquired intangible assets of $1,173.4 million compared to $498.7 million in 2015. The increase of $674.7 million was primarily related to amortization on the intangible assets acquired with the Baxalta and Dyax transactions.

Integration and acquisition costs

For the year ended December 31, 2016, Shire recorded integration and acquisition costs of $883.9 million, primarily related to the Baxalta and Dyax transactions, which included severance and employee termination benefits. In 2015, Shire recorded integration and acquisition costs of $39.8 million, representing acquisition and integration costs of $189.7 million, primarily related to NPS, ViroPharma, Baxalta and Dyax. These costs were offset by a net credit of $149.9 million from the change in fair value of contingent consideration, primarily relating to SHP625 and SHP608.

Reorganization costs

For the year ended December 31, 2016, Shire recorded reorganization costs of $121.4 million primarily related to the planned closure of a facility at the Los Angeles manufacturing site acquired with Baxalta in June 2016. Reorganization costs of $97.9 million for the year ended December 31, 2015, primarily related to the relocation of roles from Pennsylvania to Massachusetts.

Other expense, net

Other expense, net increased by $443.1 million to $476.8 million for the year ended December 31, 2016 from $33.7 million in 2015, primarily due to higher interest expense and amortization of one-time borrowing costs, including the write off of certain financing costs related to the bridge facility for the acquisition of Baxalta. During the third quarter of 2016, the bridge facility was fully repaid with the proceeds from the $12.1 billion public debt offering.

Taxation

The effective tax rate on income from continuing operations for the year ended December 31, 2016 was a benefit of 26%. The effective tax rate on income from continuing operations in 2016 was lower primarily due to the combined impact of the relative quantum of the profit before tax for the period by jurisdiction and the reversal of deferred tax liabilities (including in higher tax territories) from the Baxalta acquisition, inventory and intangible asset amortization, as well as acquisition and integration costs.

Discontinued operations

The loss from discontinued operations for the year ended December 31, 2016 was $276.1 million, net of tax benefit of $98.8 million, primarily related to legal contingencies established in the second quarter of 2016, related to the divested DERMAGRAFT business. The loss from discontinued operations for the year ended December 31, 2015 was $34.1 million, net of tax, primarily related to a change in estimate for abandoned facilities charges.

Liquidity and Capital Resources

Shire’s funding requirements depend on a number of factors, including the timing and extent of its development programs, corporate, business and product acquisitions, the level of resources required for the expansion of certain manufacturing and marketing capabilities as the product base expands, increases in accounts receivable and inventory which may arise with any increase in Product sales, competitive and technological developments, the timing and cost of obtaining required regulatory approvals for new products, the timing and quantum of milestone payments on business combinations, in-licenses and collaborative projects, the timing and quantum of tax and dividend payments, the timing and quantum of purchases by the Employee Benefit Trust (“EBT”) of Shire shares in the market to satisfy awards granted under Shire’s employee share plans, the timing and qualification of its refinancing obligations and the amount of cash generated from sales of Shire’s products and royalty receipts.

An important part of Shire’s business strategy is to protect its products and technologies through the use of patents, proprietary technologies and trademarks, to the extent available. Shire intends to defend its intellectual property and as a result may need cash for funding the cost of litigation.

Shire finances its activities through cash generated from operating activities, credit facilities, private and public offerings of equity and debt securities and the proceeds of asset or investment disposals. Shire’s consolidated balance sheets included $193.2 million of cash and cash equivalents as of September 30, 2018.

Shire has a revolving credit facility (RCF) of $2.1 billion which matures in 2021, $915.0 million of which was utilized as of September 30, 2018. The RCF incorporates a $250 million U.S. dollar and Euro swingline facility operating as a sub-limit thereof. In connection with the acquisition of Dyax, Shire entered into a $5.6 billion amortizing term loan facility in November 2015. As of September 30, 2018, there was no outstanding balance under this term loan facility as it was fully repaid and canceled on September 28, 2018. In connection with the acquisition of Baxalta, Shire assumed $5.0 billion of unsecured senior notes previously issued by Baxalta. As of September 30, 2018, a total of $1.9 billion unsecured senior notes are outstanding, following repayment of the $375.0 million floating-rate notes and the $375.0 million fixed-rate notes due June 2018 as well as the repurchase of $2.3 billion of the notes in the third quarter of 2018. In addition, in connection with the acquisition of Baxalta, Shire issued $12.1 billion of unsecured senior notes in September 2016, of which $3.3 billion is due within the next twelve months.

The details of these debt agreements are described below and in Note 17, “Borrowings and Capital Leases,” to Shire’s unaudited consolidated financial statements contained in this registration statement.

In addition, Shire also has access to certain short-term uncommitted lines of credit which are available to utilize from time to time to provide short-term cash management flexibility. As of September 30, 2018, these lines of credit were not utilized. Shire may also engage in financing activities from time to time, including accessing the debt or equity capital markets.

SAIIDAC Notes

On September 23, 2016, Shire Acquisitions Investments Ireland Designated Activity Company (“SAIIDAC”), a wholly-owned subsidiary of Shire, issued senior notes with a total aggregate principal value of

$12.1 billion (“SAIIDAC Notes”), guaranteed by Shire plc and by Baxalta Incorporated. SAIIDAC used the net proceeds to fully repay amounts outstanding under the January 2016 Facilities Agreement (discussed below), which was used to finance the cash consideration payable related to Shire’s acquisition of Baxalta. Below is a summary of the SAIIDAC Notes as of September 30, 2018:

	Aggregate amount	Coupon rate	Carrying amount as of September 30, 2018
	(millions of dollars, except percentages)
Fixed-rate notes due 2019	$3,300.0	1.900%	$3,295.3
Fixed-rate notes due 2021	3,300.0	2.400%	3,289.0
Fixed-rate notes due 2023	2,500.0	2.875%	2,490.8
Fixed-rate notes due 2026	3,000.0	3.200%	2,983.8
Total SAIIDAC Notes	$12,100.0		$12,058.9

As of September 30, 2018, there were $41.1 million of debt issuance costs and discounts recorded as a reduction of the carrying amount of debt. These costs will be amortized as additional interest expense using the effective interest rate method over the period from issuance through maturity.

Baxalta Notes

Shire plc guaranteed senior notes issued by Baxalta Incorporated with a total aggregate principal amount of $5.0 billion in connection with the Baxalta acquisition (“Baxalta Notes”). Following repayment of the $375.0 million floating-rate notes and the $375.0 million fixed-rate notes due in June 2018 and the subsequent $2.3 billion bond tender offer on September 11, 2018, the remaining Baxalta Notes as of September 30, 2018 are shown below:

	Aggregate amount	Coupon rate	Carrying amount as of September 30, 2018
	(millions of dollars, except percentages)
Fixed-rate notes due 2020	404.5	2.875%	403.0
Fixed-rate notes due 2022	219.4	3.600%	221.9
Fixed-rate notes due 2025	800.5	4.000%	799.7
Fixed-rate notes due 2045	500.4	5.250%	515.3
Total Baxalta Notes	$1,924.8		$1,939.9

The book values above include any premiums, discounts and adjustments related to hedging instruments. For further details related to the interest rate derivative contracts, please see Note 16. Financial Instruments, to Shire’s unaudited consolidated financial statements included in this registration statement.

Debt Tender Offer

On September 11, 2018, Shire purchased an aggregate of $2.3 billion in principal amount of Baxalta Notes from existing holders consisting of its 2.875% Notes due June 2020, 3.600% Notes due June 2022, 4.00% Notes due June 2025 and 5.250% Notes due June 2045 pursuant to a debt tender offer. Shire paid approximately $2.4 billion, including accrued and unpaid interest and tender premium, to purchase such notes. As a result of the debt tender offer, Shire recognized a loss on extinguishment of debt in the third quarter of 2018 of $40.6 million, which is included in Other (expense)/income, net within Shire’s unaudited consolidated statements of operations.

Revolving Credit Facilities Agreement

On December 12, 2014, Shire entered into a $2.1 billion revolving credit facilities agreement with a number of financial institutions. Shire plc and SAIIDAC are able to borrow under the RCF; Shire plc, SAIIDAC and Baxalta Incorporated are guarantors under the RCF. As of September 30, 2018 Shire utilized $915.0 million of the RCF. The RCF, which terminates on December 12, 2021, may be applied towards financing the general corporate purposes of Shire. The RCF incorporates a $250 million U.S. dollar and Euro swingline facility operating as a sub-limit thereof. Interest on any loans made under the RCF is payable on the last day of each interest period, which may be one week or one, two, three or six months at the election of Shire, or as otherwise agreed with the lenders. The interest rate for the RCF is: LIBOR (or, in relation to any revolving loan in Euro, EURIBOR); plus 0.30% per annum subject to change depending upon (i) the prevailing ratio of Net Debt to EBITDA (each as defined in the RCF) in respect of the most recently completed financial year or financial half year and (ii) the occurrence and continuation of an event of default in respect of the financial covenants or the failure to provide a compliance certificate. Shire also will pay (i) a commitment fee equal to 35% of the applicable margin on available commitments under the RCF for the availability period applicable thereto and (ii) a utilization fee equal to (a) 0.10% per year of the aggregate of all outstanding loans up to an aggregate base currency amount equal to $700.0 million, (b) 0.15% per year of the amount by which the aggregate base currency amount of all outstanding loans exceeds $700.0 million but is equal to or less than $1,400.0 million and (c) 0.30% per year of the amount by which the aggregate base currency amount of all outstanding loans exceeds $1,400.0 million.

The RCF includes customary representations and warranties, covenants and events of default, including requirements that Shire’s (i) ratio of Net Debt to EBITDA in respect of the most recently-ended 12-month relevant period (each as defined in the RCF) must not, at any time, exceed 3.5:1 except that, following an acquisition fulfilling certain criteria, Shire may elect to increase this ratio to (a) 5.5:1 for the relevant period in which the acquisition was completed (b) 5.0:1 in respect of the first relevant period following the relevant period in which the acquisition was completed and (c) 4.5:1 in respect of the second relevant period following the relevant period in which the acquisition was completed and (ii) ratio of EBITDA to Net Interest for the most recently-ended 12-month relevant period (each as defined in the RCF) must not be less than 4.0:1. Shire elected to increase the Net Debt to EBITDA ratio in connection with the period ending June 30, 2016, following the completion of the acquisition of Baxalta during the period. The final relevant period ended June 2017.

The RCF restricts, subject to certain exceptions, Shire’s ability to incur additional financial indebtedness, grant security over its assets or provide loans/grant credit. Further, any lender may require mandatory prepayment of its participation if there is a change of control of Shire, subject to certain exceptions for schemes of arrangement and analogous schemes.

Events of default under the RCF include, subject to customary grace periods and materiality thresholds: (i) non-payment of any amounts due under the finance documents (as defined in the RCF), (ii) failure to satisfy any financial covenants, (iii) material misrepresentation in any of the finance documents, (iv) failure to pay, or certain other defaults, under other financial indebtedness, (v) certain insolvency events or proceedings, (vi) material adverse changes in the business, operations, assets or financial condition of Shire as a whole, (vii) if it becomes unlawful for Shire (or any successor parent company) or any of their respective subsidiaries that are parties to the RCF to perform their obligations thereunder or (viii) if Shire (or any successor parent company) or any subsidiary thereof which is a party to the RCF repudiates such agreement or other finance document, among others.

Term Loan Facilities Agreement

November 2015 Facilities Agreement

On November 2, 2015, Shire entered into a $5.6 billion facilities agreement with various financial institutions (November 2015 Facilities Agreement). Shire plc, SAIIDAC and Baxalta Incorporated are guarantors under the November 2015 Facilities Agreement. SAIIDAC is the borrower under the November 2015 Facilities Agreement. The November 2015 Facilities Agreement comprises three credit facilities: (i) a $1.0 billion term loan facility of which, following the exercise of the one year extension option in the amount of $400.0 million, $600.0 million matured and was repaid on November 2, 2016 and $400.0 million was repaid on July 31, 2017,

(ii) a $2.2 billion amortizing term loan facility which was fully paid during 2017 and (iii) a $2.4 billion amortizing term loan facility with ultimate maturity on November 2, 2018. As of September 30, 2018, there were no amounts outstanding under the November 2015 Facilities Agreement as it was fully repaid and cancelled on September 28, 2018.

January 2016 Facilities Agreement

On January 11, 2016, Shire (as original guarantor and original borrower), entered into an $18.0 billion bridge facilities agreement with various financial institutions (January 2016 Facilities Agreement). The January 2016 Facilities Agreement comprised two credit facilities: (i) a $13.0 billion term loan facility originally maturing on January 11, 2017 (January 2016 Facility A) and (ii) a $5.0 billion revolving loan facility originally maturing on January 11, 2017 (January 2016 Facility B). On April 1, 2016, SAIIDAC became an additional borrower and additional guarantor under the January 2016 Facilities Agreement. The January 2016 Facility A was fully repaid in September 2016. The January 2016 Facility B was canceled effective on July 11, 2016, in accordance with its terms.

Short-term uncommitted lines of credit (credit lines)

Shire has access to various credit lines from a number of banks which are available to be utilized from time to time to provide short-term cash management flexibility. These credit lines can be withdrawn by the banks at any time. The credit lines are not relied upon for core liquidity. As of September 30, 2018, these credit lines were not utilized.

Financing

Shire anticipates that its operating cash flow together with available cash, cash equivalents, and the RCF will be sufficient to meet its anticipated future operating expenses, capital expenditures, tax and interest payments, lease obligations, debt repayments and milestone payments as they become due over the next twelve months. If Shire decides to acquire other businesses, it expects to fund these acquisitions from cash resources, the RCF and through new borrowings (including issuances of debt securities) or the issuance of new equity, if necessary.

Sources and uses of cash

The following table provides an analysis of Shire’s gross and net cash (excluding restricted cash):

	As of December 31,		As of September 30,
	2016	2017	2018
	(millions of dollars)
Cash and cash equivalents	$528.8	$472.4	$193.2
Long term borrowings (excluding capital leases)	(19,552.6)	(16,410.7)	(10,740.7)
Short term borrowings (excluding capital leases)	(3,061.6)	(2,781.2)	(4,239.2)
Capital leases	(353.6)	(349.2)	(366.8)
Total debt	(22,967.8)	(19,541.1)	(15,346.7)

Substantially all of Shire’s cash and cash equivalents are held by foreign subsidiaries (i.e. those subsidiaries incorporated outside of Jersey, Channel Islands, the jurisdiction of incorporation of Shire). The amount of cash and cash equivalents held by foreign subsidiaries has not had, and is not expected to have, a material impact on Shire’s liquidity and capital resources.

Cash flow activity

Net cash provided by operating activities increased by $70.4 million, or 3%, to $2,807.5 million (2017: $2,737.1 million) during the nine months ended September 30, 2018, primarily due to improvements in working capital offset by decrease in cash generated from business operations resulting in a favorable comparison period as the nine months ended September 30, 2017 included a payment of $351.6 million associated with the settlement of the DERMAGRAFT litigation.

Net cash provided by operating activities for the year ended December 31, 2017 increased 60% to $4,256.7 million (2016: $2,658.9 million), primarily due to inclusion of a full year of Baxalta operating cash flows, increased cash receipts from higher sales and operating profitability, partially offset by a payment of $351.6 million associated with the settlement of the DERMAGRAFT litigation and higher interest payments.

Net cash provided by operating activities for the year ended December 31, 2016 increased 14% to $2,658.9 million (2015: $2,337.0 million), primarily due to increased cash receipts from higher sales, partially offset by higher tax and interest payments, costs related to the Baxalta integration and a payment associated with the termination of a biosimilar collaboration acquired with Baxalta.

Net cash provided by investing activities was $1,676.8 million during the nine months ended September 30, 2018, primarily related due to proceeds from the sale of the Oncology franchise of $2,412.2 million, proceeds from the sale of investments of $31.8 million, offset by purchases of $564.6 million of PP&E due to continued investments in manufacturing operations, and the acquisition of a European plasma company for $104.7 million.

Net cash used in investing activities was $700.9 million for the year ended December 31, 2017, primarily related to purchase of $798.8 million of PP&E due to continued investments in manufacturing operations, offset by $88.6 million of proceeds from the sale of investments.

Net cash used in investing activities was $18,092.2 million for the year ended December 31, 2016, primarily related to the cash paid for the acquisitions of Baxalta ($12,366.7 million, less cash acquired of $583.2 million) and Dyax ($5,934.0 million, less cash acquired of $241.2 million). Shire’s investing activities also included the purchase of $648.7 million of PP&E due to the continued investment in manufacturing operations.

Net cash used in financing activities was $4,751.1 million during the nine months ended September 30, 2018, principally due to the repurchase of $2.3 billion of Baxalta notes, $1.2 billion of repayments under the November 2015 Facility, a contingent consideration payment of $396.0 million, repayment of the $375.0 million floating-rate Baxalta notes and the $375.0 million fixed-rate Baxalta notes, and a dividend payment of $276.6 million, which was partially offset by $105.0 million of increased borrowings under the RCF, and $180.8 million of cash proceeds from the exercise of options.

Net cash used in financing activities was $3,619.3 million for the year ended December 31, 2017, principally due to repayments of November Facilities of $3,800.0 million and dividend payments of $281.3 million, offset by monies borrowed under the RCF of $360.0 million and proceeds from the issuance of stock and share-based compensation arrangements of $134.1 million.

Net cash provided by financing activities was $15,825.8 million for the year ended December 31, 2016, principally due to monies borrowed under the January 2016 Facilities Agreement to partially fund the acquisition of Baxalta (repaid using the proceeds of the issuance of the SAIIDAC Notes) and drawings made under the RCF and the November 2015 Facilities Agreement to fund the acquisition of Dyax (net of subsequent repayments). In addition, Shire made dividend payments of $171.3 million.

Outstanding Letters of credit

As of September 30, 2018 and December 31, 2017, Shire had irrevocable standby letters of credit and guarantees with various banks totaling $249.5 million and $224.8 million, providing security for Shire’s performance of various obligations. These obligations are primarily in respect of the recoverability of insurance claims, lease obligations and supply commitments.

Cash Requirements

As of December 31, 2017, Shire’s cash requirements for current and non-current liabilities reflected on Shire’s consolidated balance sheets and other contractual obligations were as follows:

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(millions of dollars)
Borrowings and capital lease obligations	$23,626.5	$3,330.5	$5,294.7	$4,555.0	$10,446.3
Operating leases obligations	1,579.7	188.5	320.0	275.4	795.8
Purchase obligations	3,946.6	2,113.4	1,501.4	281.1	50.7
Other non-current liabilities	1,077.6	—	473.9	323.9	279.8
Total	$30,230.4	$5,632.4	$7,590.0	$5,435.4	$11,572.6

Calculations of expected interest payments incorporate current period assumptions for interest rates, foreign currency translation rates and hedging strategies (refer to Note 15 to the consolidated financial statements of Shire contained in this registration statement), and assume that interest is accrued through the maturity date or expiration of the related instrument. Shire leases certain land, facilities, motor vehicles and certain equipment under operating leases expiring through 2033.

Purchase obligations include agreements to purchase goods, investments or services (including clinical trials, contract manufacturing and capital equipment), and open purchase orders, that are enforceable and legally binding and that specify all significant terms. Shire expects to fund these commitments with cash flows from operating activities.

Unrecognized tax benefits and associated interest and penalties of $143.8 million are included within payments due in one to three years.

The following items have been excluded from the table above:

•

Cash outflows related to the assumed pension and other post-employment benefit plans, in which timing of funding is uncertain and dependent on future movements in interest rates and investment returns, changes in laws and regulations and other variables.

•

In connection with Shire’s acquisitions, Shire recorded contingent consideration liabilities related to development, regulatory and commercial milestones and royalty payments. These liabilities were recorded at fair value on the respective acquisition dates and revalued each reporting period. Shire may pay up to approximately $2.7 billion, which excludes royalty related payments, upon achieving clinical, regulatory and commercialization milestones. For additional information, see Note 14 to Shire’s consolidated financial statements included in this registration statement.

•

Milestone payments to third parties upon the achievement of development, regulatory and commercial milestones, as well as potential royalty payments, associated with in-licensing and collaboration agreements. Potential future milestone payments associated with these arrangements was approximately $5.5 billion, which excludes potential royalty payments. For additional information, see Note 4 to Shire’s consolidated financial statements included in this registration statement.

•

Milestone payments related with collaboration agreements that become payable only if Shire chooses to exercise one or more of its options and potential contingent payments associated with R&D costs that may be funded by collaboration partners in the future.

•	An unfunded commitment of $48.9 million as a limited partner in multiple investment companies, in which the timing of future payments is uncertain.

During the nine months ended September 30, 2018, there were no material changes to Shire’s contractual obligations disclosed above, except as described below.

On September 11, 2018, Shire purchased an aggregate of $2.3 billion in principal amount of Baxalta Notes from existing holders consisting of its 2.875% Notes due June 2020, 3.600% Notes due June 2022, 4.000% Notes due June 2025 and 5.250% Notes due June 2045 pursuant to a debt tender offer. Shire paid approximately $2.4 billion, including accrued and unpaid interest and tender premium, to purchase such notes. As a result of the debt tender offer, Shire recognized a loss on extinguishment of debt in the third quarter of 2018 of $40.6 million, which is included in Other (expense)/income, net within the unaudited consolidated statements of operations.

Off-balance sheet arrangements

There are no off-balance sheet arrangements, aside from those outlined above, that have, or are reasonably likely to have, a current or future material effect on Shire’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Foreign currency fluctuations

A number of Shire’s subsidiaries have a functional currency other than the U.S. dollar. As such, the consolidated financial results are subject to fluctuations in exchange rates, particularly in the Euro, Swiss franc, Japanese yen and Pound sterling against the U.S. dollar.

Accumulated foreign currency translation differences of $1,279.6 million are reported within Accumulated other comprehensive income as of December 31, 2017. Foreign exchange losses for the year ended December 31, 2017 of $97.3 million are reported in Shire’s consolidated statements of operations.

As of December 31, 2017, Shire had outstanding foreign exchange swap and forward contracts that manage the currency risk associated with intercompany transactions. As of December 31, 2017 the fair value of these contracts was a net asset of $11.4 million. For the year ended December 31, 2017, net gains on foreign exchange swaps and forwards of $93.6 million are reported in Shire’s consolidated statements of operations.

Concentration of credit risk

Financial instruments that potentially expose Shire to concentrations of credit risk consist primarily of short-term cash investments, derivative contracts and trade accounts receivable from product sales and from third parties from which Shire receives royalties. Cash is invested in short-term money market instruments, including money market and liquidity funds and bank term deposits or held on account. The money market and liquidity funds where Shire invests are all triple A rated by both Standard and Poor’s and by Moody’s credit rating agencies.

Shire is exposed to the credit risk of the counterparties with which it enters into bank term deposit arrangements and derivative instruments. Shire limits this exposure through a system of internal credit limits which vary according to ratings assigned to the counterparties by the major rating agencies. The internal credit limits are approved by Shire’s board of directors and exposure against these limits is monitored by Shire’s corporate treasury function. The counterparties to these derivatives contracts are major international financial institutions.

Inflation

Although at reduced levels in recent years, inflation continues to apply upward pressure on the cost of goods and services which are used in the business. However, Shire believes that the net effect of inflation on its revenues and operations has been minimal during the past three years.

Critical accounting estimates

The preparation of Shire’s consolidated financial statements, in conformity with U.S. GAAP and SEC regulations, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and equity at the date of Shire’s consolidated financial statements and reported amounts of revenues and expenses during the reporting period. On an on-going basis, Shire evaluates its estimates, judgments and methodologies. Estimates are based on historical experience, current conditions and on various other assumptions that are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities and equity and the amounts of revenues and expenses. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition and Related Allowances

a.	Product Revenue

Shire recognizes revenues from Product sales when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. Shire records Product sales net of sales deductions.

b.	Other Revenue

Royalty income relating to licensed technology is generally recognized when the licensee sells the underlying product. Shire estimates sales amounts and related royalty income based on the historical product information. Estimates are revised pursuant to receiving sales information from the relevant licensee. If Shire is unable to reliably estimate the amount based on past experiences, the amount of royalty income is recorded when sales information from the relevant licensee is received.

c.	Sales Deductions

Sales deductions consist primarily of statutory rebates to State Medicaid and other government agencies, Medicare Part D rebates, commercial rebates and fees to MCOs, Group Purchasing Organizations, distributors and specialty pharmacies, product returns, sales discounts (including trade discounts), distribution service fees, wholesaler chargebacks and allowances for coupon and patient assistance programs. These deductions are recorded as reductions to revenue in the same period as the related sales are recognized. Reserves are based on estimates of the amounts earned or to be claimed on the related sales. Estimates are based on Shire’s historical experience of existing or similar programs, current contractual and statutory requirements, specific known market events and trends, industry data and forecasted customer buying and payment patterns. Additionally, certain rebates are based on annual purchase volumes which are not known until completion of the annual period on which they are based. As a result, Shire estimates the accruals and related reserves required for amounts payable under these programs.

If actual results vary, Shire may need to adjust these estimates, which could have an effect on earnings in the period of the adjustment. Aggregate reserves for Medicaid and MCO rebates as of December 31, 2017, 2016 and 2015 were $1,612.7 million, $1,431.3 million and $982.4 million or 11%, 13% and 16%, respectively, of product sales. Historically, actual rebates have not varied significantly from the reserves provided.

d.	Product Returns

Shire typically accepts customer product returns in the following circumstances: (a) expiration of shelf life on certain products; (b) product damaged while in Shire’s possession; (c) under sales terms that allow for unconditional return (guaranteed sales); or (d) following product recalls or product withdrawals. Generally, returns for expired product are accepted three months before and up to one year after expiration date of the relevant product and the returned product is destroyed. Depending on the product and Shire’s return policy with respect to that product, Shire may either refund the sales price paid by the customer by issuance of a credit, or exchange the returned product with replacement inventory. Shire typically does not provide cash refunds.

Shire estimates the proportion of recorded revenue that will result in a return by considering relevant factors, including but not limited to:

•	past product returns activity;

•	the duration of time taken for products to be returned;

•	the estimated level of inventory in the distribution channel;

•	product recalls and discontinuances;

•	the shelf life of products;

•	the launch of new drugs or new formulations; and

•	the loss of patent protection, exclusivity or new competition.

The accrual estimation process for product returns involves, in each case, a number of interrelating assumptions, which vary for each combination of product and customer. As of December 31, 2017, 2016 and 2015, reserves for product returns were $175.7 million, $118.4 million, and $128.3 million or 1.2%, 1.1% and 2.1%, respectively, of Product sales. Historically, actual returns have not varied significantly from the reserves provided.

Valuation of intangible assets, including IPR&D

In conjunction with the accounting for business combinations, Shire recorded intangible assets primarily related to commercially marketed products and IPR&D projects. Shire has intangible assets, net of $33,046.1 million as of December 31, 2017 and $34,697.5 million as of December 31, 2016.

If Shire acquires an asset or group of assets that do not meet the definition of a business under applicable accounting standards, the acquired IPR&D is expensed on its acquisition date. Future costs to develop these assets are recorded to Research and development expense as they are incurred.

The identifiable intangible assets are measured at their respective fair values as of the acquisition date. When significant identifiable intangible assets are acquired, Shire engages an independent third-party valuation firm to assist in determining the fair values of these assets as of the acquisition date. Discounted cash flow models are typically used in these valuations and the models used in valuing these intangible assets require the use of significant estimates and assumptions including but not limited to:

•	estimates of revenues and operating profits related to the products or product candidates;

•	the probability of success for unapproved product candidates considering their stages of development;

•	the time and resources needed to complete the development and approval of product candidates;

•	projecting regulatory approvals; and

•	developing appropriate discount rates and probability rates by project.

Shire believes the fair values used to record intangible assets acquired in connection with a business combination are based upon reasonable estimates and assumptions given the facts and circumstances as of the acquisition date.

Impairment and Amortization of Long-lived Assets, including intangible assets

Long-lived assets to be held and used include intangible assets and property, plant and equipment. Property, plant and equipment and intangible assets related to Shire’s commercially marketed products are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Management reviews intangible assets related to IPR&D product rights for impairment annually, as of October 1, and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When performing the impairment assessment, management calculates the fair value of the intangible assets using the same methodology as described above under “Valuation of intangible assets, including IPR&D.” For property, plant and equipment, Shire uses a variety of methodologies to determine the fair value, including appraisals and discounted cash flow models, which estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of long lived assets exceeds its fair value, then the asset is written-down to its fair value.

Intangible assets related to commercially marketed products are amortized over their estimated useful lives on an economic consumption method, or a straight-line basis when straight-line method approximates economic consumption method. Intangible assets related to IPR&D product rights are treated as indefinite-lived intangible assets and not amortized until the product is approved for sale by regulatory authorities in specified markets. At that time, Shire will determine the useful life of the asset, reclassify the asset out of IPR&D and begin amortization.

If IPR&D projects are not successfully developed and/or the value of the commercially marketed products becomes impaired, fail during development, are abandoned or subject to significant delay or do not receive the relevant regulatory approvals, Shire may not realize the future cash flows that it has estimated nor recover the value of the initial or subsequent R&D investments made subsequent to acquisition of the asset project. If such circumstances occur, Shire’s future operating results could be materially adversely impacted.

Goodwill

Goodwill represents the excess of the consideration transferred over the estimated fair value of assets acquired and liabilities assumed in a business combination. Shire has $19,831.7 million and $17,888.2 million of goodwill as of December 31, 2017 and 2016, respectively, as a result of accounting for business combinations using the acquisition method of accounting.

Shire assesses the goodwill balance within its single reporting unit annually, as of October 1, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable to determine whether any impairment in this asset may exist and, if so, the extent of such impairment. Shire reviews goodwill for impairment by assessing qualitative and quantitative factors, including comparing the market capitalization of Shire to the carrying value of its assets. Events or circumstances that might require an interim evaluation include unexpected adverse business conditions, economic factors, unanticipated technological changes or competitive activities and acts by governments and courts.

Shire completed its annual impairment test in the fourth quarters of 2017, 2016 and 2015, respectively, and determined in each of those periods that the carrying value of goodwill was not impaired. In each year, the fair value of the reporting unit, which includes goodwill, was significantly in excess of the carrying value of the reporting unit.

Income Taxes

Shire accounts for income taxes under the asset and liability method. Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current laws. Deferred taxes are provided using enacted tax rates on the future tax consequences of temporary differences, which are the differences between the financial statement carrying amount of assets and liabilities and their respective tax bases and the tax benefits of carryforwards. In the normal course of business, Shire is audited by the Irish and foreign tax authorities, and it is periodically challenged regarding the amount of taxes due. These challenges primarily relate to the timing and amount of deductions and the transfer pricing in various tax jurisdictions. Shire believes its tax positions comply with applicable tax law and Shire intends to defend its positions.

In accounting for uncertainty in income taxes, management is required to develop estimates as to whether a tax benefit should be recognized in Shire’s consolidated financial statements, based on whether it is more likely than not that the technical merits of the position will be sustained based on audit by the tax authorities. In accounting for income tax uncertainties, management is required to make judgments in the determination of the unit of account, the evaluation of the facts, circumstances and information in respect of the tax position taken, together with the estimates of amounts that Shire may be required to pay in ultimate settlement with the tax authority. Any outcome upon settlement that differs from the recorded provision for uncertain tax positions may result in a materially higher or lower tax expense in future periods, which could significantly impact Shire’s results of operations or financial condition. However, Shire does not believe it is possible to reasonably estimate the potential impact of any such change in assumptions, estimates or judgments and the resultant change, if any, in Shire’s provision for uncertain tax positions, as any such change is dependent on factors such as future changes in tax law or administrative practice, the amount and nature of additional taxes which may be asserted by the taxation authorities, and the willingness of the relevant tax authorities to negotiate a settlement for any such position.

Shire has significant deferred tax assets due to various tax attributes, including net operating losses and tax credits from research and development activities principally in the Republic of Ireland, the U.S., Switzerland, Belgium and Germany. The realization of these assets is not assured and is dependent on various factors. Management is required to exercise judgment in determining whether it is more likely than not that it would realize these deferred tax assets. In assessing the need for a valuation allowance, management weighs all available positive and negative evidence including cumulative losses in recent years, expectations of future taxable income, carry forward and carry back potential under relevant tax law, expiration period of tax attributes, taxable temporary differences, and prudent and feasible tax-planning strategies. A valuation allowance is established where there is an expectation that on the balance of probabilities management considers it is more likely than not that the relevant deferred tax assets will not be realized. If actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could significantly impact Shire’s financial condition and results of operations.

Litigation and legal proceedings

Shire has a number of lawsuits pending. Shire recognizes loss contingency provisions for probable losses when management is able to reasonably estimate the loss. Estimates of losses may be developed substantially before the ultimate loss is known, and are therefore refined each accounting period as additional information becomes known. In instances where Shire is unable to develop a reasonable estimate of loss, no loss contingency provision is recorded at that time; however, disclosure would be made if the loss contingency is at least reasonably possible to occur. These estimates are reviewed quarterly and changed when expectations are revised. An outcome that deviates from Shire’s estimate may result in an additional expense (or credit) in a future accounting period. As of December 31, 2017, provisions for litigation losses, insurance claims and other disputes totaled $76.2 million (2016: $415.0 million).

Contingent consideration payable

The fair value of Shire’s contingent consideration payable as of December 31, 2017 was $1,168.2 million (2016: $1,058.0 million). Contingent consideration payable represents future milestones and royalties Shire may be required to pay in conjunction with various business combinations. The amounts ultimately payable by Shire are dependent upon the successful achievement of the relevant milestones and future net sales of the relevant products over the life of the milestone or royalty term, respectively. Shire estimates the fair value of contingent consideration payable using the income approach, based on a discounted cash flow method. The discounted cash flow method uses inputs with values that may not be observable in a public trading market, including, but not limited to: the probability of, and period in which, the relevant milestone event is expected to be achieved; the amount of royalties that will be payable based on forecast net sales of the relevant products; and the discount rates to be applied in calculating the present values of the relevant milestone or royalty. Significant judgment is employed by Shire in developing these estimates and assumptions. If actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, Shire’s financial condition and results of operations could be materially affected in the period of any such change of estimate.

Pension and other postemployment benefit (OPEB) plans

The valuation of the funded status and net periodic benefit cost is calculated using actuarial assumptions. These significant assumptions include the following:

•	interest rates used to discount pension and OPEB plan liabilities;

•	the long-term rate of return on pension plan assets;

•	rates of increases in employee compensation (used in estimating liabilities);

•	anticipated future healthcare costs (used in estimating the OPEB plan liability); and

•	other assumptions involving demographic factors such as retirement, mortality and turnover (used in estimating liabilities).

Selecting assumptions involves an analysis of both short-term and long-term historical trends and known economic and market conditions at the time of the measurement date. The use of different assumptions would result in different measures of the funded status and net cost. Actual results in the future could differ from expected results. A 50 basis points decrease in the discount rate would result in an annual increase in pension and other postretirement benefit expense of approximately $6.5 million and an increase in the benefit obligation of approximately $108.2 million. A 50 basis points increase in the discount rate would result in an annual decrease in pension and other postretirement benefit expense of approximately $7.3 million and a decrease in the benefit obligation of approximately $93.8 million. Shire’s key assumptions are listed in Note 19 to Shire’s consolidated financial statements included in this registration statement.

Share-based compensation

Shire makes certain assumptions in order to value and record expense associated with awards made under the share-based compensation arrangements. Changes in these assumptions may lead to variability with respect to the amount of expense recognized in connection with share-based payments. Shire uses the Black-Scholes model to compute the estimated fair value of stock option awards. Using this model, fair value is calculated based on assumptions with respect to (i) expected volatility of stock price, (ii) the periods of time options are expected to be held prior to exercise (expected lives), (iii) expected dividend yield on common stock, and (iv) risk-free interest rates.

Restructuring costs

Shire has made estimates and judgments regarding the amount and timing of its restructuring expense and liability, including current and future period termination benefits and other exit costs to be incurred when related actions take place. Severance and other related costs are reflected in Shire’s consolidated statements of operations as a component of reorganization costs or Integration and acquisition costs. Actual results may differ from these estimates.

Newly Adopted Accounting Standards Requiring Full Retrospective Adoption

Effective January 1, 2018, Shire adopted the following standards that would require a retrospective application to historical financial statements:

•

ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new standard clarifies certain aspects of the statement of cash flows, and aims to reduce diversity in practice regarding how certain transactions are classified in the statement of cash flows.

•

ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The new guidance is intended to reduce diversity in the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. If the requirements of this ASU had been retrospectively applied to the years ended December 31, 2017, 2016 and 2015, $39.4 million, $25.6 million, and $86.0 million of restricted cash and restricted cash equivalents would have been included in the ending total cash and cash equivalents in the statement of cash flows, resulting in restated ending cash and cash equivalents of $511.8 million, $554.4 million, and $221.5 million for each of the respective periods.

•

ASU 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The standard amends the income statement presentation of the components of net periodic benefit cost for defined benefit pension and other postretirement plans. The standard requires entities to (1) disaggregate the current-service-cost component from the other components of net benefit cost (the “other components”) and present it with other current compensation costs for related employees in the income statement and (2) present the other components elsewhere in the income statement and outside of income from operations if such a subtotal is presented. It also requires entities to disclose the income statement lines that contain the other components if they are not presented on appropriately described separate lines. If the requirements of this ASU had been retrospectively applied to the years ended December 31, 2017, 2016 and 2015, $0.1 million, $(47.3) million, and $0.0 million of net periodic benefit cost included in Operating income from continuing operations would have been included in total other expense, net in the income statement, resulting in restated total other expense, net of $561.9 million for the year ended December 31, 2017 and $429.5 million for the year ended December 31, 2016.

Shire’s financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 that have been included herein have not been revised for the retrospective application of the above standards since the impact of these standards was not material. Refer to Shire’s audited and unaudited consolidated financial statements contained in this registration statement for additional discussion of recently issued accounting standards.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

Directors

The following table provides information about Directors of the Company as of the date of this registration statement.

Name (Date of Birth)	Responsibilities and Status within Takeda	Business Experience	End of Term
Christophe Weber (November 14, 1966)	Representative Director, President and Chief Executive Officer

Christophe Weber is President and Chief Executive Officer of Takeda. He joined Takeda in April 2014 as Chief Operating Officer and Corporate Officer, was named President and Representative Director in June 2014 and was subsequently appointed Chief Executive Officer in April 2015. Prior to joining Takeda, Mr. Weber held positions of increasing responsibility at GlaxoSmithKline plc, including President and General Manager at GlaxoSmithKline Vaccines, Chief Executive Officer of GlaxoSmithKline Biologicals SA in Belgium, and member of the GlaxoSmithKline global Corporate Executive Team. From 2008 to 2010, Mr. Weber served as Asia Pacific SVP and Regional Director at GlaxoSmithKline Asia Pacific in Singapore.

Note 1

Masato Iwasaki, Ph.D. (November 6, 1958)	Director and President, Japan Pharma Business Unit

Masato Iwasaki is the President of Takeda’s Japan Pharma Business Unit. He joined Takeda in 1985 and had an extensive career in roles of increasing responsibility in sales and marketing under the Pharmaceutical Marketing Division. In 2003, Mr. Iwasaki was appointed Manager of Strategic Product Planning and Project Leader for the Cardiovascular and Metabolic franchise. He was appointed Senior Vice President of the Strategic Product Planning department in 2008. In 2010, Mr. Iwasaki was named Corporate Officer. Mr. Iwasaki has been a Director of our board of directors since 2012 and was named President of the Japan Pharma Business Unit in 2015.

Note 1

Andrew S. Plump, M.D., Ph.D. (October 13, 1965)	Director and Chief Medical & Scientific Officer

Andrew S. Plump, MD., Ph.D. joined Takeda as Chief Medical and Scientific Officer (CMSO) in 2015. Dr. Plump also serves as a member of our executive team and our board of directors. In his position, he leads our global Research & Development organization, where he provides strategic direction and oversight. Prior to joining Takeda, Dr. Plump served as Senior Vice President, Research & Translational Medicine, Deputy to the President of R&D at Sanofi, where he was responsible for global research and

Note 1

Name (Date of Birth)	Responsibilities and Status within Takeda	Business Experience	End of Term

translational medicine across all therapeutic areas. Dr. Plump also spent more than 10 years at Merck in a Clinical Pharmacology group, working on programs in neurodegeneration, immunology, metabolism and infectious diseases.

Masahiro Sakane (January 7, 1941)	External Director

Masahiro Sakane has served as External Director of Takeda since June 2014 and was appointed Chairman of the Board in June 2017. Mr. Sakane currently also serves as Councilor of Komatsu Ltd., and External Director of Kajima Corporation. Mr. Sakane started his career at Komatsu Ltd. in April 1963. In the Komatsu group, he served in several senior leadership positions including Chairman of the Board and Representative Director and President and Representative Director of Komatsu Ltd. and COO of Komatsu Dresser Company (currently Komatsu America Corp.). Mr. Sakane has also served as External Director of Nomura Holdings, Inc., External Director of Nomura Securities Co., Ltd., External Director of Tokyo Electron Limited, External Director of Asahi Glass Company, Ltd. and Vice Chairman of Keidanren (Japan Business Federation).

Note 1

Yoshiaki Fujimori (July 3, 1951)	External Director

Yoshiaki Fujimori has served as External Director of Takeda since June 2016. Mr. Fujimori currently also serves as Advisor of LIXIL Group Corporation and External Director of Tokyo Electric Power Company, Incorporated (currently Tokyo Electric Power Company Holdings, Incorporated). He previously served in a number of senior leadership positions within the LIXIL Group, including Representative Director, Chairman and CEO of LIXIL Corporation. Mr. Fujimori has also served in a number of senior positions in the General Electric Group, including Chairman of GE Japan Corporation and Chairman, President and CEO of General Electric Japan Ltd.

Note 1

Emiko Higashi (November 6, 1958)	External Director

Emiko Higashi has served as External Director of Takeda since June 2016. She currently also serves as External Director of MetLife Insurance K.K., External Director of InvenSense Inc. and External Director of KLA-Tencor Corporation. Ms. Higashi previously served as Managing Director of Tomon Partners, LLC, CEO of Gilo Ventures, LLC, Managing Director of

Note 1

Name (Date of Birth)	Responsibilities and Status within Takeda	Business Experience	End of Term
Investment Banking, Merrill Lynch & Co. and Director of Wasserstein Perella & Co., Inc.

Michel Orsinger (September 15, 1957)	External Director

Michel Orsinger has served as External Director of Takeda since June 2016. He previously served as a Member of Global Management Team of Johnson & Johnson, Worldwide Chairman, Global Orthopedics Group of DePuy Synthes Companies of Johnson & Johnson and President and Chief Executive Officer and Chief Operating Officer of Synthes, Inc. (currently Johnson & Johnson). He has also held several leadership positions at Novartis AG, including Chief Executive Officer and President of OTC Division Worldwide, Consumer Health; President of Global Medical Nutrition, Consumer Health; and Regional President of Europe, Middle East and Africa, Consumer Health.

Note 1

Toshiyuki Shiga (September 16, 1953)	External Director

Toshiyuki Shiga has served as External Director of Takeda since June 2016. Mr. Shiga currently also serves as Chairman and CEO of Innovation Network Corporation of Japan, Vice Chairman of KEIZAI DOYUKAI (Japan Association of Corporate Executives) and Vice Chairman of Nissan Motor Co., Ltd. Mr. Shiga started his career at Nissan Motor Co., Ltd. in April 1976. At Nissan Motor Co., Ltd., he served in a number of leadership positions including Director, Chief Operating Officer and Senior Vice President (Officer). He has also served as Chairman of Japanese Automobile Manufacturers Association, Inc.

Note 1

Yasuhiko Yamanaka (January 18, 1956)	Director (Audit and Supervisory Committee member)

Yasuhiko Yamanaka has served as Director and Chairperson of the Audit and Supervisory Committee of Takeda since June 2016. Mr. Yamanaka joined Takeda in April 1979 and has served in a number of leadership positions within the company, including Corporate Auditor, Special Missions, Special Missions assigned by President, Assistant to CEO, Globalization of the Company, Managing Director and Director.

Note 2

Shiro Kuniya (February 22, 1957)	External Director (Chairperson of Audit and Supervisory Committee)

Shiro Kuniya has served as External Director and Head of the Audit and Supervisory Committee of Takeda since June 2016. He currently also serves as Managing Partner of Oh-Ebashi LPC & Partners, External Director of NEXON Co., Ltd., External Director of EBARA CORPORATION and External Director of Sony

Note 2

Name (Date of Birth)	Responsibilities and Status within Takeda	Business Experience	End of Term

Financial Holdings Inc. Mr. Kuniya was registered as an attorney-at-law (Osaka Bar Association) and joined Oh-Ebashi Law Offices in April 1982 and was also admitted to practice law in New York State in the United States in May 1987. He has also previously served as our Outside Corporate Auditor as well as Chairman of the Inter-Pacific Bar Association, Outside Corporate Auditor of NIDEC CORPORATION and Outside Corporate Auditor of Sunstar Inc.

Jean-Luc Butel (November 8, 1956)	External Director (Audit and Supervisory Committee member)

Jean-Luc Butel has served as External Director and member of the Audit and Supervisory Committee of Takeda since June 2016. He currently also serves as Global Healthcare Advisor, President of K8 Global Pte. Ltd and Director of Novo Holdings A/S. Mr. Butel previously served as President, International, Corporate Vice President and Operating Committee Member of Baxter International Inc. and has held leadership positions at Medtronic, Inc., Johnson & Johnson, Becton, Dickinson and Company and Nippon Becton Dickinson Company, Ltd.

Note 2

Koji Hatsukawa (September 25, 1951)	External Director (Audit and Supervisory Committee member)

Koji Hatsukawa has served as External Director and member of the Audit and Supervisory Committee of Takeda since June 2016. He currently also serves as Outside Audit and Supervisory Board Member of Fujitsu Limited. Mr. Hatsukawa started his career at Price Waterhouse Accounting Office in March 1974. Mr. Hatsukawa has previously served CEO of PricewaterhouseCoopers Aarata and has held leadership positions at ChuoAoyama PricewaterhouseCoopers and Aoyama Audit Corporation. In addition, he has also served as an Audit and Supervisory Board Member of The Norinchukin Bank and Outside Audit and Supervisory Board Member of Accordia Golf co., Ltd.

Note 2

Notes:

(1)

The term of office for Directors of the Company who are not audit and supervisory committee members is from the end of the ordinary general meeting of shareholders for the fiscal year ended March 31, 2018 through the end of the ordinary general meeting of shareholders for the fiscal year ending March 31, 2019.

(2)

The term of office for Directors of the Company who are also audit and supervisory committee members is from the end of the ordinary general meeting of shareholders for the fiscal year ended March 31, 2018 through the end of the ordinary general meeting of shareholders for the fiscal year ending March 31, 2020.

Executive Officers

The following table provides information about the Company’s Executive Officers who are not also directors as of the date of this registration statement.

Name (Date of Birth)	Responsibilities and Status within Takeda	Business Experience
Costa Saroukos (April 15, 1971)	Chief Financial Officer (CFO)

In March 2018, Costa Saroukos was appointed Takeda’s Chief Financial Officer. He is also a member of the Takeda Executive Team (TET) reporting to the company’s President & CEO.

Mr. Saroukos has over 20 years of experience in both the private and public sectors, having held a number of finance leadership positions with financial responsibility for businesses in over 100 countries across Asia-Pacific, Europe, Africa and the Middle East.

Mr. Saroukos has been with Takeda since May 2015, as Chief Financial Officer of the Europe and Canada Business Unit, significantly contributing to the transformation of the Business Unit towards a specialty healthcare provider.

Prior to joining Takeda, Mr. Saroukos was at Allergan as Head of Finance and Business Development for the Asia-Pacific region, including China and Japan. He was also Finance Director for Greater China and Japan. Previously, he spent 13 years at Merck & Co. in roles of increasing responsibility, including Executive Finance Director for EEMEA (Eastern Europe, Middle East and Africa), Finance Director of South Korea and Head of Internal Audit Asia Pacific and Global Joint Ventures.

Christophe Bianchi, M.D. (June 1, 1961)	President, Global Oncology Business Unit

Christophe Bianchi, M.D., is President of the Takeda Global Oncology Business Unit, a position he has held since October 2014. In his current role, Dr. Bianchi is responsible for oncology business activities in seven countries, including the U.S., Japan, U.K., Germany, France, Brazil and Indonesia.

Dr. Bianchi has more than 17 years of pharmaceutical industry experience and has held executive positions with Sanofi-Aventis and Millennium Pharmaceuticals. During his career, he has built commercial and sales organizations, launched major brands, delivered sustained growth and managed collaboration with partner companies.

Dr. Bianchi joined Millennium in 2006 where he was responsible for growing the company’s

Name (Date of Birth)	Responsibilities and Status within Takeda	Business Experience

commercial and sales organizations and overseeing all commercial and sales activities for VELCADE.

At Sanofi, Dr. Bianchi led the $2 billion U.S. oncology business unit including Eloxatin and Taxotere. Previously at Sanofi-Synthelabo, Dr. Bianchi headed the internal medicine and central nervous system business unit with sales of $1.2 billion. Dr. Bianchi also spent more than 10 years at Rhone-Poulenc Rorer, where he last served as Vice President, Head of Global Marketing and led many of the commercial efforts for the antithrombotic, Lovenox.

Gerard Greco, Ph.D. (February 8, 1962)	Global Quality Officer

In September 2014, Dr. Gerard Greco joined Takeda as Global Quality Officer. Dr. Greco has more than 31 years of experience in quality leadership roles in the pharmaceutical industry.

At Takeda, Dr. Greco has introduced key transformations by creating a Global Quality Organization that aligns the quality units and establishes consistent quality systems and programs across the network.

Prior to joining Takeda, Dr. Greco held positions of increasing responsibility at Johnson & Johnson, Wyeth Pharmaceuticals, Pfizer Inc. and Teva Pharmaceuticals, where he served as Senior Vice President of Global Quality Operations.

Haruhiko Hirate (August 8, 1957)	Corporate Communications & Public Affairs Officer

Haruhiko Hirate became Takeda’s Corporate Communications and Public Affairs Officer in October 2014. He previously served as President of North Asia in 2011, and has held Corporate Officer and Senior Vice President positions at Takeda since 2010.

Prior to joining Takeda, Mr. Hirate held the position of Representative Senior Managing Director at GlaxoSmithKline in Japan and, before that, Representative Director and President of Banyu Pharmaceuticals, the Japanese subsidiary of Merck & Co. He joined Banyu Pharmaceuticals in 2004 from his role as Senior Vice President at Merck & Co, based in the U.S. He had previously held the position of Representative Director and President at Roche Diagnostics based in Japan and before that, Asia Pacific Regional President of Draeger.

Mr. Hirate began his career with Nissei Sangyo, a subsidiary of Hitachi, in 1980. During his career at Hitachi group companies, he lived for about five

Name (Date of Birth)	Responsibilities and Status within Takeda	Business Experience

years in Germany, mainly working with former Boehringer Manheim, and a series of overseas projects in the U.S. and Asia between 1980 and 1996.

Well respected in the Japanese pharmaceutical industry, Mr. Hirate served as Director at the Federation of Pharmaceutical Manufacturers Associations of Japan, and Chairman of the Pharmaceutical Research and Manufacturers of America (PhRMA) Japan. In 2012, he became a member of the Japan Association of Corporate Executives. In 2014, he became Chairman of the International Affairs Committee at the Japan Pharmaceutical Manufacturers Association.

Ricardo Marek (May 30, 1970)	President, Emerging Markets Business Unit

Ricardo Marek is President of Emerging Markets Business Unit (EM BU), and a member of Takeda’s Executive Team, reporting to the Company’s CEO & President, Christophe Weber.

Ricardo has over 25 years of experience in various industries and leadership roles. He has been with Takeda for 6 years and over this time he simultaneously held the roles of Area Head for Latin America (LATAM) since 2014, President for Brazil since 2013. Prior to that, he was Chief Financial Officer (CFO) of Brazil.

Ricardo led the realignment and restructuring of the LATAM area, positioning it as one of the top performers across EM BU, and Takeda Brazil as one of the top 10 pharmaceutical companies in the country. He also secured a number of acquisitions as well as launched the Oncology business in the region for Takeda’s potentially life-saving and life-transforming medicines. Under his leadership, Takeda was recognized for the first time as a top employer in all seven countries across the LATAM region, and also received several other HR awards, such as Great Place to Work.

Before joining Takeda in 2011, Ricardo was CFO for Organon International in the US, and Managing Director and Vice President Finance for the Akzo Nobel Group in Brazil. He also has experience in other industries such as chemicals and aerospace.

Yoshihiro Nakagawa (July 26, 1960)	Global General Counsel

In October 2014, Yoshihiro Nakagawa was appointed Corporate Officer and Global General Counsel of Takeda, with responsibility for the company’s global legal, compliance and intellectual property organizations.

Name (Date of Birth)	Responsibilities and Status within Takeda	Business Experience

Mr. Nakagawa joined the company in 1983. At that time, he served in varying roles of responsibility including reviewing, negotiating and drafting intellectual property and technology-related licensing agreements as a member of the Patent & Trademark Department.

In 1995, he moved to the Legal Department, then spent more than two years in London as Company Secretary for Takeda Europe Holdings. Prior to his current appointment, Mr. Nakagawa served as Senior Vice President of the Legal Department at Takeda headquarters in Japan.

Giles Platford (April 26, 1978)	President, Europe and Canada business unit

Giles Platford is President of Europe & Canada for Takeda. He is also a Corporate Officer and a member of Takeda’s Executive Team reporting to the Company’s CEO & President.

A seasoned industry leader with over 15 years of pharmaceutical experience, Giles was formerly President of Emerging Markets for Takeda, where he oversaw the launch of Takeda’s innovative pipeline across the region, and led the design and roll-out of Takeda’s global Access to medicines program.

Previously Giles headed the Middle East, Turkey and Africa region where he strengthened controls and compliance whilst re-engineering the business for growth. He also held various leadership positions including General Manager Brazil, where he transformed Takeda into a top 10 pharma industry player, being externally recognized for the first time as one of the country’s top employers and best companies to work for.

Before joining Takeda in 2009, Giles spent eight years in Asia Pacific, where he assumed a number of business development, commercial and general Management roles.

Ramona Sequeira (November 21, 1965)	President, United States business unit

Ramona Sequeira, President, United States Business Unit, is responsible for the company’s commercial operations in the U.S. She serves as a member of Takeda’s executive team.

Prior to joining Takeda, Ms. Sequeira held various senior roles of increasing responsibility at Eli Lilly, both in the U.S. and the U.K. During her career, she led several successful product launches, managed relationships with partners, improved operational performance and workforce engagement. In her role as General Manager, U.K. Hub, she had

Name (Date of Birth)	Responsibilities and Status within Takeda	Business Experience

responsibility for all affiliate operations in the U.K., Republic of Ireland and Northern Europe. She was a member of the Association of the British Pharmaceutical Industry.

Ms. Sequeira is a member of the PhRMA board of directors. PhRMA is the Pharmaceutical Research and Manufacturers of America, representing the country’s leading biopharmaceutical researchers and biotechnology companies. Additionally, Ms. Sequeira is a board member of the Healthcare Leadership Council, a coalition of executives from all disciplines within American healthcare. It is the exclusive forum for the nation’s healthcare leaders to jointly develop policies, plans, and programs to achieve their vision of a 21st century system that makes affordable, high-quality care accessible to all Americans.

Padma Thiruvengadam (January 18, 1965)	Chief Human Resources Officer

Padma Thiruvengadam is a senior human resources executive with more than 25 years of experience developing and implementing leading-edge people strategies and organizational solutions. She was appointed as Takeda’s Chief Human Resources Officer and a member of the Takeda executive team in June 2018, and is responsible for all HR strategies and programs supporting the company’s global business.

Prior to joining Takeda, she served as Chief People Officer for Lego, with responsibility for Human Resources and global organizational capability building.

Previously, Ms. Thiruvengadam was CVP and Chief Human Resources Officer with Integra Life Sciences. She joined Pfizer, first as Vice President, Human Resources for Oncology and subsequently led global integration activities for Pfizer Oncology following a major acquisition and later as Vice President, Asia Pacific and Canada for the group’s Oncology Business Unit. Earlier in her career she worked as a Senior Vice President and Human Resources Executive at Bank of America.

Rajeev Venkayya, M.D. (March 6, 1967)	President, Global Vaccine business unit

Dr. Rajeev Venkayya serves as President of the Vaccine Business Unit. He joined Takeda in 2012 to launch the global vaccine business, building upon a longstanding business in Japan. Since then, he has formed a global organization and established a high-impact vaccine pipeline that includes promising

Name (Date of Birth)	Responsibilities and Status within Takeda	Business Experience

late-stage candidates for dengue and norovirus, gained through the acquisitions of LigoCyte and Inviragen Inc.

Prior to Takeda, Dr. Venkayya served as Director of Vaccine Delivery in the Global Health Program at the Bill & Melinda Gates Foundation, where he was responsible for the Foundation’s efforts in polio eradication and new vaccine introduction, and a grant portfolio of $500 million/year. While at the foundation, he served on the board of the Global Alliance for Vaccines and Immunization (GAVI).

Dr. Venkayya was previously the Special Assistant to the President for Biodefense at the White House. In this capacity, he oversaw U. S. preparedness for bioterrorism and biological threats, and was responsible for the development and implementation of the National Strategy for Pandemic Influenza. He first came to Washington though the non-partisan White House Fellowship program in 2002.

Dr. Venkayya was trained in pulmonary and critical care medicine and served as an Assistant Professor of Medicine in the Division of Pulmonary and Critical Care Medicine at the University of California, San Francisco. He also served as co-director of the Medical Intensive Care Unit and Director of the High-Risk Asthma Clinic at San Francisco General Hospital.

Thomas Wozniewski, Ph.D. (July 26, 1962)	Global Manufacturing and Supply Officer

In July 2014, Thomas Wozniewski, Ph.D. joined Takeda as Global Manufacturing and Supply Officer. He has more than 20 years of experience in the pharmaceutical industry.

Dr. Wozniewski joined Takeda from Bayer Healthcare Switzerland, where he was Head of Product Supply Consumer Care. In this role, he was responsible for the end-to-end supply chain for all Bayer global OTC products. Prior to this, he served as Head of Global Pharmaceuticals Product Supply at Bayer Healthcare AG and Schering AG in Germany.

While at Schering AG, he was also Head of Global Quality, Environment and Safety, leading the development and implementation of an Integrated Management System for the company. Dr. Wozniewski also worked at Boehringer Ingelheim, where he held several positions in quality & production.

B.	Compensation.

The following table provides information about our executive officers whose compensations were greater than ¥100 million on an individual basis in the fiscal year ended March 31, 2018.

Name (Position)	Total consolidated compensation (millions of yen)	Company	Amount of consolidated compensation by type (millions of yen)
			Base Compensation		Bonus	Long-Term Incentive(1)		Other
Christophe Weber (Director)	1,217	Takeda	254	(2)	334	629	(3)	—
James Kehoe (Director)(4)	237	Takeda	152	(5)	20	65	(6)	—
Andrew S. Plump (Director)	536	Takeda	12		—	—		—
		Takeda Pharmaceuticals International, Inc.(7)	106		173	219	(8)	26	(9)
Shinji Honda (Director)(10)	105	Takeda	95		—	10	(11)	—

Notes:

(1)

Compensation expense related to the long-term incentive plan is recognized over multiple fiscal years, depending on the length of the period eligible for earning compensation. This column shows amounts recognized as expenses during the fiscal year ended March 31, 2018.

(2)	Base compensation includes the amounts paid for residence and pension expenses for the relevant officers and taxes on such amounts (¥112 million).
(3)

The amount recognized as an expense during the fiscal year ended March 31, 2018, representing stock incentive plan (Board Incentive Plan) granted starting in the fiscal year ended March 31, 2015 and ending in the fiscal year ended March 31, 2018.

(4)	Resigned on May 31, 2018.
(5)	Base compensation includes the amounts paid for residence and pension expenses for the relevant officers and taxes on such amounts (¥66 million).
(6)	The amount recognized as an expense during the fiscal year ended March 31, 2018, based on the stock incentive plan (Board Incentive Plan) granted during the fiscal year ended March 31, 2018.
(7)	Shows the salary and other amounts earned as the Chief Medical & Scientific Officer of Takeda Pharmaceuticals International, Inc.
(8)

The amount recognized as an expense during the fiscal year ended March 31, 2018, representing stock incentive plan (Employee Stock Ownership Plan) granted starting in the fiscal year ended March 31, 2016 and ending in the fiscal year ended March 31, 2018.

(9)

Amounts of local pension plan contributions and fringe benefits paid by Takeda Pharmaceuticals International, Inc. during the fiscal year ended March 31, 2018, as well as the amount equal to taxes on such amounts.

(10)	Resigned as of the conclusion of the 141st annual meeting of shareholders held on June 28, 2017.
(11)

The amount recognized as an expense during the fiscal year ended March 31, 2018, representing the stock incentive plan (Board Incentive Plan) granted starting in the fiscal year ended March 31, 2015 and ending in the fiscal year ended March 31, 2017.

Share-based Compensation Payments

We maintain certain share-based compensation payment plans for the benefit of our directors and certain of our employees. In the fiscal years ended March 31, 2016, 2017 and 2018, we recorded total compensation expense related to our share-based payment plans of ¥14.7 billion, ¥17.4 billion and ¥22.2 billion, respectively, in our consolidated statements of income. For detailed information about our share-based compensation plans, including our stock option plan, stock incentive plan, phantom stock appreciation rights and restricted stock units, see Note 28 to our audited consolidated financial statements included in this registration statement.

C.	Board Practices.

See “—A. Directors and senior management” for information about the terms of service of the members of our Board of Directors and the committees thereof.

Corporate Governance Structure

Under the Companies Act, joint stock corporations in Japan may adopt a corporate governance structure comprised of a board of directors and an audit and supervisory committee, commonly referred to as the audit and supervisory committee system, in lieu of the traditional structure comprised of a board of directors and a board of corporate auditors or the alternative structure comprised of a board of directors and three statutory committees. The members of the audit and supervisory committee consist of three or more directors. We adopted the audit and supervisory committee system in June 2016, in order to further enhance our corporate governance, accelerate decision-making across our operations and improve our internal decision-making structure to be on a similar level with those of major international companies that are expanding their businesses globally.

Board of Directors

Pursuant to the audit and supervisory committee system, our board of directors is comprised of directors who are audit and supervisory committee members and directors who are not. Our articles of incorporation provide for a board of directors consisting of no more than 12 members who are not audit and supervisory committee members and no more than four directors who are audit and supervisory committee members. All directors are elected by our shareholders at a general meeting of shareholders, with directors who are audit and supervisory committee members elected separately from other directors. The term of office for directors who are not audit and supervisory committee members expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one year after their election, and the term of office for directors who are audit and supervisory committee members expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after their election. The current terms of our directors are set forth under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”. All directors may serve any number of consecutive terms.

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors, however, may delegate by its resolution some or all of its decision-making authority in respect of the execution of operational matters (excluding certain matters specified in the Companies Act) to individual directors and has delegated such decision-making authority as described below. Our board of directors elects one or more representative directors from among its members who are not audit and supervisory committee members. Each of the representative directors has the authority to represent us in the conduct of our affairs.

Audit and Supervisory Committee

Our directors who are audit and supervisory committee members are not required to be certified public accountants. They may not serve concurrently as executive directors, managers or any other type of employee for us or for any of our subsidiaries, or as accounting advisors or corporate executive officers for any of our subsidiaries. In addition, more than half of our directors who are audit and supervisory committee members at any one time must be external directors as defined under the Companies Act, who have not served as executive directors, corporate executive officers, managers or any other type of employee for us or any of our subsidiaries for ten years prior to their election and fulfill certain other requirements specified in the Companies Act.

The audit and supervisory committee has a statutory duty to audit the administration of our affairs by our directors, to examine the financial statements and business reports to be submitted to the shareholders by a representative director, to prepare an audit report each year, to determine details of proposals concerning the appointment and dismissal of independent auditors and the refusal to reappoint independent auditors for submission to general meetings of shareholders and to determine the opinion on election, removal, resignation of or compensation for directors who are not audit and supervisory committee members, which may be expressed at a general meeting of shareholders. An audit and supervisory committee member may note his or her opinion in the audit report issued by the audit and supervisory committee if such an opinion differs from that expressed in the audit report. We are required to appoint and have appointed an independent auditor, who has a statutory duty of examining the financial statements to be submitted to the shareholders by a Representative Director and preparing its audit report thereon. KPMG AZSA LLC currently acts as our independent auditor.

Takeda Executive Team

As management tasks continue to diversify, we have established a Takeda executive team under the President and Chief Executive Officer, consisting of certain directors and employees in senior positions who manage and supervise our key functions, as well as a business review committee, which is responsible for consideration and determination of general management matters, a portfolio review committee, which is responsible for research and development and products-related matters, and an audit, risk and compliance committee, which is responsible for internal audit, risk management and compliance matters. Our board of directors has delegated all of its decision-making authority in respect of operational matters (excluding certain matters specified in the Companies Act, as well as substantive matters valued at ¥100 billion or more or those matters which will have substantial impact on us or our stakeholders) to the President and Chief Executive Officer, two directors belonging to the business review committee and one director belonging to the portfolio review committee.

Nomination Committee and a Compensation Committee

We have also voluntarily established a nomination committee and a compensation committee as advisory committees of the board of directors. As of the date of this registration statement, the nomination committee consists of one external director who serves as chairman, two other external directors and one other director who is not an external director, and the compensation committee consists of one external director who serves as chairman, one other external director and one other director who is not an external director. Together, the committees serve to ensure transparency and objectivity in decision-making relating to personnel matters for directors who are not external directors (including appropriate standards and procedures for appointment and reappointment and establishing and administering appropriate succession plans) and the compensation system (including appropriate levels of compensation for the directors, appropriate performance targets within the bonus system for directors and appropriate bonuses based on business results).

Limitation of Liability of Directors

Our articles of incorporation provide that we may enter into agreements with our directors (excluding executive directors (as defined under the Companies Act)) to limit their respective liabilities to us arising from their failure to execute their duties in good faith and without gross negligence, subject to applicable laws and regulations. We have entered into such agreements with our external directors, which limit the maximum amount of their respective liabilities to us to the minimum amount stipulated by applicable laws and regulations, so long as those directors act in good faith and without gross negligence in performing their duties.

D.	Employees.

As of March 31, 2018, we had 27,230 employees on a consolidated basis, of which 6,957 employees were based in Japan and 20,273 employees were based outside Japan.

We have concluded a collective bargaining agreement with the Takeda Pharmaceutical Workers Union, through which we have established sound relations with our employees. We hold regular dialogues with the union concerning, among other issues, conditions of employment and human resources practices. Similarly, all of our group companies hold discussions with their respective workers unions and employee representatives in accordance with local laws. We have an employee stock ownership association for employees of Takeda.

E.	Share Ownership.

The following table shows the number of shares owned by our directors as of March 31, 2018.

Directors

Name	Number of Shares Held (of which, number of shares scheduled to be issued pursuant to equity- settled share-based compensation plans)
(thousands of shares)
Christophe Weber	204 (122)
Masato Iwasaki	16 (7)
Andrew Plump	44 (44)
Masahiro Sakane	3 (2)
Yoshiaki Fujimori	3 (2)
Emiko Higashi	4 (4)
Michael Orsinger	4 (4)
Toshiyuki Shiga	3 (2)
Yamanaka Yasuhiko	23 (5)
Shiro Kuniya	3 (2)
Jean-Luc Butel	4 (4)
Koji Hatsukawa	2 (2)

Total	314 (200)

Each of our directors held less than one percent of our total issued shares as of March 31, 2018.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following table sets forth the number of shares held of record by each of our principal shareholders as well as the percentage of our issued shares held by each of our principal shareholders as of March 31, 2018.

Shareholder	Number of shares held of record	Percentage of issued shares(1)
	(thousands, except percentages)
The Master Trust Bank of Japan, Ltd. (Trust account)	47,021	5.92%
Nippon Life Insurance Company	43,560	5.48
JP Morgan Chase Bank 380055	35,055	4.41
Japan Trustee Services Bank, Ltd. (Trust account).	34,408	4.33
Takeda Science Foundation	17,912	2.25
State Street Bank West Client-Treaty 505234	14,958	1.88
Japan Trustee Services Bank, Ltd. (Trust account 5)	14,075	1.77
Barclays Securities Japan Limited	13,278	1.67
JP Morgan Chase Bank 385147	10,582	1.33
Japan Trustee Services Bank, Ltd. (Trust account 1)	10,461	1.32

Total	241,309	30.37

Note:

(1)

Percentage of issued shares excludes treasury stock held as of March 31, 2018. As of March 31, 2018, we held 13,379,133 shares of common stock as treasury stock, which include 161,031 shares held by us, 13,132,972 shares held in trust for our stock-based compensation plans and 85,126 shares held by equity-method affiliates (based on our ownership percentage in them). The total number of issued shares, less treasury stock, used to calculate percentages in the above table include such shares held in trust or by equity-method affiliates.

Our major shareholders of common stock have the same voting rights as other holders of common stock.

As of March 31, 2018, there were 246,477 record holders of our common stock with addresses in Japan, whose shareholdings represented approximately 64.7% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in Japan might not fully reflect the number of beneficial owners in Japan.

B.	Related Party Transactions.

From time to time, we enter into agreements and engage in transactions with a number of subsidiaries and affiliates in the ordinary course of our business. Takeda has one major affiliate, Teva Takeda Pharma Ltd., to which Takeda sells products and acts as a sales agent. Total transactions with Teva Takeda Pharma Ltd. for the years ended March 31, 2017 and 2018 were ¥15.7 billion and ¥18.2 billion, respectively. The terms and conditions of the related party transactions are entered into on terms consistent with third-party transactions and considering market prices. In addition, the receivables and payables are settled in cash and consistent with terms of third party settlements.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

Our audited consolidated financial statements are included under “Item 18—Financial Statements”.

Legal Proceedings

Takeda is involved in various legal and administrative proceedings. The most significant matters are described below.

Takeda may become involved in significant legal proceedings for which it is not possible to make a reliable estimate of the expected financial effect, if any, which may result from ultimate resolution of the proceedings. In these cases, appropriate disclosures about such cases would be included herein, but no provision would be made for the cases. Given the inherent unpredictability of litigation, it is possible that an adverse outcome in one or more pending or future litigation matters could have a material adverse effect on our operating results or cash flows.

With respect to each of the legal proceedings described below, other than those for which a provision has been made, Takeda is unable to make a reliable estimate of the expected financial effect at this stage. Takeda does not believe that information about the amount sought by the plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.

Legal expenses incurred and charges related to legal claims are recorded in selling, general and administrative expenses line. Provisions are recorded, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute. For certain product liability claims, Takeda will record a provision where there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. As of March 31, 2018, Takeda’s aggregate provision for legal and other disputes was ¥23.2 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Takeda’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in these consolidated financial statements by a material amount.

Product liability and related claims. Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. Notwithstanding these efforts, when drugs and vaccines are introduced into the marketplace, unanticipated safety issues may become, or be claimed by some to be, evident. Takeda is currently a defendant in a number of product liability lawsuits related to its products. For the product liability lawsuits and related claims, other than those for which provision has been made, Takeda is unable to make a reliable estimate of the expected financial effect at this stage. The most significant product liability and related claims are described below.

•

ACTOS: Takeda has been named as a defendant in lawsuits in U.S. federal and state courts in which plaintiffs allege to have developed bladder cancer or other injuries as a result of taking products containing type 2 diabetes treatment pioglitazone (U.S. brand name: ACTOS). Eli Lilly and Company (“Lilly”), which co-promoted ACTOS in the United States for a period of time, also has been named as a defendant in many of these lawsuits. Under the parties’ co-promotion agreement, Takeda has agreed to defend and indemnify Lilly in the U.S. matters. Outside the U.S., lawsuits and claims have also been brought by persons claiming similar injuries. In April 2015, Takeda reached an agreement with the lead plaintiffs’ lawyers that resolved the vast majority of ACTOS product liability lawsuits pending against Takeda and Lilly in the U.S. The settlement covered all bladder cancer claims pending in any U.S. court as of the date of settlement. Also, claimants with unfiled claims in the U.S. represented by counsel as of the date of settlement and within three days thereafter were eligible to participate. The settlement became effective when 95% of litigants and claimants opted-in. In connection with this broad settlement, Takeda has paid $2.4 billion (¥288 billion) into a qualified settlement fund. Takeda received insurance proceeds totaling ¥58 billion under various policies covering product liability claims against Takeda. Takeda also established reserves for remaining ACTOS claims and lawsuits. In addition to remaining product liability claims, the following lawsuits have been filed against Takeda by public and private third-party payors, as wells as consumers, seeking damages for alleged economic losses. A purported nation-wide class action lawsuit has been filed federal court in California – the Painters’ Fund case – on behalf of third-party payors and consumers seeking, among other things, reimbursement of monies spent on Actos. In April 2018, the court dismissed the Painters’ Fund Case. Plaintiffs appealed. The States of Mississippi and Louisiana have filed lawsuits against Takeda and Lilly alleging that defendants did not warn about bladder cancer and other risks of ACTOS. The lawsuits seek reimbursement of the cost of ACTOS, paid by the states on behalf of patients through programs such as Medicaid, and for medical treatment of patients allegedly injured by ACTOS, attorneys’ fees and expenses, punitive damages and/or penalties. The court granted Takeda’s motion to dismiss the Louisiana case. The decision has been appealed.

•

PREVACID: As of March 31, 2018, more than 1,100 product liability lawsuits involving PREVACID and/or DEXILANT have been filed against Takeda in U.S. federal and state courts. The federal lawsuits are consolidated for pre-trial proceedings in a multi-district litigation in federal court in New Jersey. The plaintiffs allege they developed kidney injuries as a result of taking PREVACID or DEXILANT, and that Takeda failed to adequately warn them of this potential danger. However, it remains unclear how many of these claimants took Takeda proton-pump inhibitor (“PPI”). Similar claims are pending against other manufacturers of drugs in the same PPI class as PREVACID and DEXILANT, including AstraZeneca, Proctor & Gamble and Pfizer. In Canada, three proposed class actions have been filed in three provinces (Quebec, Ontario and Saskatchewan). The defendants include Takeda, AstraZeneca and several generic manufacturers. It is unclear how many new lawsuits will be filed against Takeda. At this time, a reserve is not probable or estimable.

Intellectual Property. Intellectual property claims include challenges to the validity and enforceability of Takeda’s patents on various products or processes as well as assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequences of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for Takeda.

•

PREVACID: In January 2018, Takeda received notice from Zydus that it has amended its application for a generic version of SoluTab. In response, Takeda filed a patent infringement lawsuit against Zydus and in response, Zydus filed a counterclaim asserting that Takeda’s challenge of Zydus’ ANDA product violates antitrust laws. Takeda believes the counterclaim is without merit. Other generic companies have filed ANDAs for generic versions of SoluTab and may launch their products upon approval by the FDA. In June 2009, Apotex filed a lawsuit in Toronto, Canada, against Takeda and Abbott Laboratories (“Abbott”) seeking alleged damages for delayed market entry of its generic lansoprazole capsules due to a prior patent infringement lawsuit against Apotex. Previously, Abbott and Takeda filed a patent infringement lawsuit against Apotex in response to Apotex’s regulatory submission to the Canadian Minister of Health seeking permission to market generic lansoprazole capsules before the expiration of various Canadian patents relating to this drug. In September 2008, Abbott and Takeda settled that patent infringement lawsuit against Apotex and Apotex was allowed to begin selling generic lansoprazole capsules in Canada on May 1, 2009. Under the terms of the settlement, Apotex retained its right to seek damages for delayed market entry caused by the lawsuit.

•	PANTOPRAZOLE: On January 15, 2016, Mylan filed a suit in the Federal Court against Takeda claiming damages as a result of the dismissal of Takeda´s previous PM(NOC) proceeding against

Mylan. Mylan claimed damages due to being held-off the market with its generic PANTOPRAZOLE magnesium product during the time period of June 27, 2013 until June 15, 2015. The parties settled the lawsuit in May 2018.

•

AMITIZA: In March 2017, Sucampo (Takeda’s licensor, which became a wholly-owned subsidiary of Mallinckrodt plc in February 2018) received a paragraph IV certification directed to AMITIZA from Amneal Pharmaceuticals, and in August 2017 received a paragraph IV certification directed to AMITIZA from Teva. These parties contend that the patents listed in FDA’s Orange Book for AMITIZA are invalid and/or not infringed by their ANDA product. In response, Sucampo and Takeda filed patent infringement lawsuits against the parties. In June 2018, the parties settled the lawsuits. Patent litigation against other ANDA filers for AMITIZA was previously settled.

•

TRINTELLIX: Takeda has received notices from sixteen generic pharmaceutical companies that they have submitted ANDAs with paragraph IV certifications seeking to sell generic versions of TRINTELLIX. To date, at least five generic companies are challenging the patents covering the compound, vortioxetine, which expire in 2026. Takeda filed patent infringement lawsuits against the ANDA filers in federal court in Delaware.

•

ENTYVIO: Roche has filed patent infringement lawsuits against Takeda in Germany, Italy and the U.K. alleging that ENTYVIO infringes a Roche patent. Takeda is vigorously defending the lawsuits. Additionally, Takeda has filed lawsuits seeking nullification of Roche’s patent in the U.K. and Germany. Takeda also filed a lawsuit against Genentech in state court in Delaware seeking a declaration that Takeda has a license to the Roche patent under the terms of a prior agreement between Takeda and Genentech.

•

Other: In addition to the individual patent litigation cases described above, Takeda is party to a number of cases where Takeda has received notices that companies have submitted ANDAs with paragraph IV certifications to sell generic versions of other Takeda products. These include ULORIC and Alogliptin products. Takeda has filed patent infringement lawsuits against parties involved in these situations.

Sales, Marketing and Regulation. Takeda has other litigations related to its products and its activities, the most significant of which are described below.

•

Antitrust: There have been purported class action lawsuits filed in federal court in New York by several end payors and wholesalers against Takeda alleging anticompetitive conduct to delay generic competition for ACTOS. In September 2015, the court granted defendants’ motions to dismiss the antitrust claims asserted by the end payors. The end payors appealed this decision to the Federal 2nd Circuit Court of Appeals. The wholesalers’ lawsuit had been stayed pending the appellate court’s decision in the end payors’ lawsuit. In February 2017, the appellate court reversed in part the dismissal of the end-payors’ case and allowed one of plaintiffs’ antitrust theories to proceed in the trial court. Specifically, the court ruled that plaintiffs sufficiently alleged that Takeda’s characterizations of two patents in the FDA Orange Book were false, and that this resulted in delaying Teva’s launch of generic ACTOS. Takeda disagrees with these allegations and believes the Orange Book listings were correct. The court, however, affirmed the trial court’s dismissal of other antitrust theories. The end payors’ case, along with the wholesalers’ case, is proceeding in the trial court, where Takeda has filed a motion to dismiss the remaining legal theory.

•

Investigation of Patient Assistance Programs: In November 2016, the U.S. Department of Justice (through the U.S. Attorneys’ Office in Boston) issued a subpoena to ARIAD, which was acquired by Takeda during the year ended March 31, 2017, seeking information from January 2010 to the present relating to ARIAD’s donations to 501(c) (3) co-payment foundations, financial assistance programs, and free drug programs available to Medicare beneficiaries and the relationship between these copayment foundations and specialty pharmacies, hubs or case management programs. ARIAD is cooperating in the investigation.

Dividends

The following table sets forth the dividends paid with respect to each of our fiscal years indicated.

Dividends Declared	Total Dividends (billions of yen)	Dividends per Share (yen)	Basis Date	Effective Date
April 1, 2015 to March 31, 2016
Q1 2015	¥71.1	¥90.00	March 31, 2015	June 29, 2015
Q3 2015	71.1	90.00	September 30, 2015	December 1, 2015

April 1, 2016 to March 31, 2017
Q1 2016	71.1	90.00	March 31, 2016	June 30, 2016
Q3 2016	71.1	90.00	September 30, 2016	December 1, 2016

April 1, 2017 to March 31, 2018
Q1 2017	71.1	90.00	March 31, 2017	June 29, 2017
Q3 2017	71.2	90.00	September 30, 2017	December 1, 2017

Dividends declared for which the effective date fell in the following fiscal year are as follows:

Dividends Declared	Total Dividends (billions of yen)	Dividends per Share (yen)	Basis Date	Effective Date
April 1, 2018 to March 31, 2019
Q1 2018	¥71.5	¥90.00	March 31, 2018	June 29, 2018

B.	Significant Changes.

Except otherwise disclosed in this registration statement on Form 20-F, no significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details.

We plan to apply to have our ADSs listed on the NYSE as of the effective date of this registration statement. Each ADSs will represent 0.5 shares of our common stock. Currently, no public market exists for our ADSs.

See Item 9.C of this registration statement for information on the stock exchanges on which our common stock is listed.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

In Japan, our common stock has been listed since 1949 on the Tokyo Stock Exchange. Our common stock is also listed on the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Securities Exchange. On each of these markets, our common stock trades under the securities identification code “4502.”

Prior to the effectiveness of this registration statement, we will apply to have our ADSs listed on the New York Stock Exchange. The application requires, among others, a listing agreement executed by an executive officer, depositary listing agreement, draft depositary agreement, a draft of this registration statement, a copy of board resolutions authorizing the application to list securities on the NYSE as well as opinion of home country counsel.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10. Additional Information

A.	Share Capital.

As of March 31, 2018, we had an authorized share capital of 3,500,000,000 shares of common stock, with no par value. As of the same date, 794,688,295 shares of our common stock were issued. All issued shares are fully-paid and non-assessable.

Of our issued shares of common stock, as of March 31, 2018, we held 13,379,133 shares as treasury stock, with an aggregate book value of ¥74.3 billion, including 161,031 shares held directly by us, 13,132,976 thousand shares held in trust for our stock-based compensation plans and 85,126 thousand shares held by our equity-method affiliates. In calculating the number of treasury stock, the number of shares of our common stock owned by equity-method affiliates is multiplied by our equity ownership percentage in the relevant equity-method affiliate.

The table below shows our share capital as of March 31, 2018:

Class of share capital	Authorized shares	Issued shares
Common stock	3,500,000,000	794,688,295

The table below shows our history of share capital in the fiscal years ended March 31, 2016, 2017 and 2018:

Issue date or period	Type of issue or repurchase	Number of shares issued or repurchased	Number of shares after issue or repurchase
		(thousands of shares)
Fiscal year ended March 31, 2016	Exercise of stock options	361	790,284
Fiscal year ended March 31, 2017	Exercise of stock options	237	790,521
Fiscal year ended March 31, 2018	Exercise of stock options	617	791,138
	Issuance of shares to trustee for Employee Stock Ownership Plan Trust	3,550	794,688

B.	Memorandum and Articles of Association.

We are a joint-stock corporation incorporated in Japan under the Companies Act. The rights of our shareholders are represented by shares of our common stock as described below, and shareholders’ liability is limited to the amount of subscription for such shares. As of March 31, 2018, our authorized share capital consisted of 3,500,000,000 shares of common stock of which 794,688,295 shares were issued.

Only the holders of our common stock will be entitled to the shareholder rights described below. In order to exercise the rights described below, holders of our ADSs will be required to withdraw their ADSs in favor of shares of our common stock in order to exercise their rights as shareholders.

Book-Entry Transfer System

The Japanese book-entry transfer system for listed shares of Japanese companies under the Book-Entry Act of Japan (the “Book-Entry Act”) applies to the shares of our common stock. Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized. Under the book-entry transfer system, in order for any person to hold, sell or otherwise dispose of listed shares of Japanese companies, they must have an account at an account management institution unless such person has an account at Japan Securities Depository Center, Incorporated (“JASDEC”). “Account management institutions” are financial instruments business operators (i.e., securities firms), banks, trust companies and certain other financial institutions that meet the requirements prescribed by the Book-Entry Act, and only those financial institutions that meet the further stringent requirements of the Book-Entry Act can open accounts directly at JASDEC.

The following description of the book-entry transfer system assumes that the relevant person has no account at JASDEC.

Under the Book-Entry Act, any transfer of shares is effected through book-entry, and the title to the shares passes to the transferee at the time when the transferred number of shares is recorded in the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal owner of the shares held in such account.

Under the Companies Act, in order to assert shareholders’ rights against us, the transferee must have its name and address registered in the register of our shareholders, except in limited circumstances. Under the book-entry transfer system, such registration is generally made upon receipt of an all shareholders notice (soukabunushi tsuchi) (as described in “— Register of Shareholders”) from JASDEC. For this purpose, shareholders are required to file their names and addresses with our transfer agent through the account management institution and JASDEC. See “— Register of Shareholders” for more information.

Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of its standing proxy or a mailing address to the relevant account management institution. Such notice will be forwarded to our transfer agent through JASDEC. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to non-resident shareholders are delivered to the standing proxies or mailing addresses.

Register of Shareholders

Under the book-entry transfer system, the registration of names, addresses and other information of shareholders in the register of our shareholders will be made by us upon the receipt of an all shareholders notice (with the exception that in the event of the issuance of new shares, we will register the names, addresses and other information of our shareholders in the register of our shareholders without an all shareholders notice from JASDEC) given to us by JASDEC, which will give us such all shareholders notice based on information provided by the account management institutions. Such all shareholders notice will be made only in cases prescribed under the Book-Entry Act such as when we fix the record date and when we make a request to JASDEC with any justifiable reason. Therefore, a shareholder may not assert shareholders’ rights against us immediately after such shareholder acquires our shares, unless such shareholder’s name and address are registered in the register of our shareholders upon our receipt of an all shareholders notice; provided, however, that, in respect of the exercise of rights of minority shareholders as defined in the Book-Entry Act, a shareholder may exercise such rights upon giving us an individual shareholder notice (kobetsukabunushi tsuchi) through JASDEC only during a certain period prescribed under the Book-Entry Act.

Distribution of Surplus

Under the Companies Act, the distribution of dividends takes the form of distribution of Surplus (as defined in “—Restriction on Distribution of Surplus”), and a distribution of Surplus may be made in cash and/or in kind, with no restrictions on the timing and frequency of such distributions. The Companies Act generally requires a joint-stock corporation to make distributions of Surplus authorized by a resolution of a general meeting of shareholders. However, in accordance with the Companies Act, our Articles of Incorporation provide that the board of directors has the authority to make decisions regarding distributions of Surplus, except for limited exceptions, as provided by the Companies Act, as long as the company that has both of an independent auditor and an audit and supervisory committee satisfies the following requirements:

(a)

the normal term of office of directors who are not audit and supervisory committee members expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one year after their election (our Articles of Incorporation currently satisfies this requirement); and

(b)

its non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present its assets and profit or loss, as required by the ordinances of the Ministry of Justice.

A resolution of a general meeting of shareholders or the board of directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders or the board of directors, grant a right to the shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders. See “— Voting Rights” for more details regarding a special resolution. Our Articles of Incorporation provide that we are relieved of our obligation to pay any distributions in cash that go unclaimed for three years after the date they first become payable.

Restriction on Distribution of Surplus

Under the Companies Act, we may distribute Surplus up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, as of the effective date of such distribution, if our net assets are not less than ¥3,000,000:

(a)	the amount of Surplus, as described below;

(b)

in the event that extraordinary financial statements as of, or for a period from the beginning of the fiscal year to, the specified date are approved, the aggregate amount of (i) the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net profit for such period described in the statement of income constituting the extraordinary financial statements, and (ii) the amount of consideration that we received for the treasury stock that we disposed of during such period;

(c)	the book value of our treasury stock;

(d)	in the event that we disposed of treasury stock after the end of the previous fiscal year, the amount of consideration that we received for such treasury stock;

(e)

in the event described in (b) in this paragraph, the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net loss for such period described in the statement of income constituting the extraordinary financial statements; and

(f)

certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of share capital, additional paid-in capital and legal earnings reserve, each such amount as it appears on the balance sheet as of the end of the previous fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

For the purposes of this section, the amount of “Surplus” is the excess of the aggregate of (I) through (IV) below, less the aggregate of (V) through (VII) below:

(I)	the aggregate of other capital surplus and other retained earnings at the end of the previous fiscal year;

(II)

in the event that we disposed of treasury stock after the end of the previous fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

(III)

in the event that we reduced our share capital after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or legal earnings reserve (if any);

(IV)

in the event that we reduced additional paid-in capital and/or legal earnings reserve after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to share capital (if any);

(V)	in the event that we cancelled treasury stock after the end of the previous fiscal year, the book value of such treasury stock;

(VI)	in the event that we distributed Surplus after the end of the previous fiscal year, the aggregate of the following amounts:

(1)

the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

(2)	the aggregate amount of cash distributed to shareholders who exercised the right to receive dividends in cash instead of dividends in kind; and

(3)	the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive dividends in kind;

(VII) the aggregate amounts of (1) through (4) below, less (5) and (6) below:

(1)

in the event that the amount of Surplus was reduced and transferred to additional paid-in capital, legal earnings reserve and/or share capital after the end of the previous fiscal year, the amount so transferred;

(2)	in the event that we distributed Surplus after the end of the previous fiscal year, the amount set aside in additional paid-in capital and/or legal earnings reserve;

(3)

in the event that we disposed of treasury stock in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

(4)

in the event that the amount of Surplus was reduced in the process of a corporate split in which we transferred all or a part of our rights and obligations after the end of the previous fiscal year, the amount so reduced;

(5)

in the event of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous fiscal year, the aggregate amount of (i) the amount of other capital surplus after such merger, corporate split or share exchange, less the amount of other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of other retained earnings after such merger, corporate split or share exchange, less the amount of other retained earnings before such merger, corporate split or share exchange; and

(6)

in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed for newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the previous fiscal year, the amount of other capital surplus increased by such payment.

In Japan, the “ex-dividend” date and the record date for any distribution of Surplus come before the date a company determines the amount of distribution of Surplus to be paid.

For information as to Japanese taxes on dividends, please refer to “Taxation — Japanese Taxation.”

Capital and Reserves

Under the Companies Act, the paid-in amount of any newly-issued shares of stock is required to be accounted for as share capital, although we may account for an amount not exceeding one-half of such paid-in amount as additional paid-in capital. We may generally reduce additional paid-in capital and/or legal earnings reserve by resolution of a general meeting of shareholders, subject to completion of protection procedures for creditors in accordance with the Companies Act, and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as share capital. We may generally reduce share capital by a special resolution of a general meeting of shareholders subject to completion of protection procedures for creditors in accordance with the Companies Act, and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as additional paid-in capital or legal earnings reserve.

Stock Splits

Under the Companies Act, we may at any time split shares in issue into a greater number of the same class of shares by a resolution of the board of directors or by determination of an individual director to whom the authority to make such determination has been delegated by resolution of the board of directors. A company that has issued only one class of shares may amend its articles of incorporation to increase the number of the authorized shares to be issued up to a number in proportion to the stock split by resolution of the board of directors or by determination of an individual director to whom the authority to make such determination has been delegated by resolution of the board of directors, rather than a special resolution of a general meeting of shareholders, which is otherwise required for amending the articles of incorporation. When a stock split is to be made, we must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to such record date.

Under the book-entry transfer system, on the effective date of the stock split, the numbers of shares recorded in all accounts held by our shareholders at account management institutions will be increased in accordance with the applicable ratio.

Gratuitous Allocations

Under the Companies Act, we may allot any class of shares to our existing shareholders without any additional contribution by resolution of the board of directors or by determination of an individual director to whom the authority to make such determination has been delegated by resolution of the board of directors; provided that although our treasury stock may be allotted to our shareholders, any allotment of shares will not accrue to shares of our treasury stock.

When a gratuitous allocation is to be made and we set a record date therefor, we must give public notice of the gratuitous allocation, specifying the record date therefor, at least two weeks prior to the record date.

Under the book-entry transfer system, on the effective date of the gratuitous allocation, the number of shares of our common stock recorded in accounts held by our shareholders at account management institutions will be increased in accordance with a notice from us to JASDEC.

Reverse Stock Split

Under the Companies Act, we may at any time consolidate our shares into a smaller number of shares by a special resolution of the general meeting of shareholders. We must disclose the reason for the reverse stock split at the general meeting of shareholders. When a reverse stock split is to be made, we must give public notice of the reverse stock split, at least two weeks (or, in certain cases where any fractions of shares are left as a result of a reverse stock split, 20 days) prior to the effective date of the reverse stock split.

Under the book-entry transfer system, on the effective date of the reverse stock split, the numbers of shares recorded in all accounts held by our shareholders at account management institutions will be decreased in accordance with the applicable ratio.

Unit Share System

General

Our Articles of Incorporation provide that 100 shares constitute one “unit” of common stock. Our board of directors or an individual director to whom the authority to make such determination has been delegated by resolution of the board of directors is permitted to reduce the number of shares that will constitute one unit or to abolish the unit share system entirely by amending our Articles of Incorporation, without shareholders’ approval, with public notice without delay after the effective date of such amendment.

Transferability of Shares Constituting Less Than One Unit

Under the book-entry transfer system, shares constituting less than one unit are transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

Voting Rights of a Holder of Shares Constituting Less Than One Unit

A holder of shares constituting less than one unit cannot exercise any voting rights pertaining to those shares. In calculating the quorum for various voting purposes, the aggregate number of shares constituting less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more full units will have one vote for each full unit represented.

A holder of shares constituting less than one unit does not have any rights related to voting, such as the right to participate in a demand for the resignation of a director, the right to participate in a request for the convocation of a general meeting of shareholders and the right to join with other shareholders to propose a matter to be included in the agenda of a general meeting of shareholders.

Rights of a Holder of Shares Constituting Less Than One Unit to Require Us to Purchase Shares and to Sell Shares

Under the Companies Act, a holder of shares constituting less than one full unit may at any time request that we purchase such shares. In addition, our Articles of Incorporation provide that, pursuant to our Share Handling Regulations, a holder of shares constituting less than one full unit has the right to request that we sell to such holder such number of shares constituting less than one full unit which, when added to the shares constituting less than one full unit currently owned by such holder, will constitute one full unit.

Under the book-entry system, such a request must be made to us through the relevant account managing institution. The price at which shares of common stock constituting less than one unit will be purchased or sold by us pursuant to such a request will be equal to (a) the closing price of shares of our common stock reported by the Tokyo Stock Exchange on the day when the request is received by our transfer agent or (b) if no sale takes place on the Tokyo Stock Exchange on that day, the price at which the sale of shares of our common stock is executed on such stock exchange immediately thereafter.

General Meeting of Shareholders

Our ordinary general meeting of shareholders is usually held every June in Osaka, Japan. The record date for an ordinary general meeting of shareholders is March 31 of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders.

Notice of convocation of a general meeting of shareholders setting forth the time, place, purpose thereof and certain other matters set forth in the Companies Act and relevant ordinances must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for such meeting. Such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.

Any shareholder or group of shareholders holding at least 3% of the total number of voting rights for a period of six months or more may require, with an individual shareholder notice (as described in “— Register of Shareholders”), the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more may propose a matter to be included in the agenda of a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in a convocation notice to our shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting, with an individual shareholder notice (as described in “— Register of Shareholders”).

The Companies Act enables a company to amend its articles of incorporation in order to loosen the requirements for the number of shares held and shareholding period, as well as the period required for dispatching a convocation notice or submission of requests, all of which are required for any shareholder or group of shareholders to request the convocation of a general meeting of shareholders or to propose a matter to be included in the agenda of a general meeting of shareholders. Our Articles of Incorporation do not provide for loosening such requirements.

Voting Rights

A shareholder of record is entitled to one vote per unit (100 shares) of common stock, except that neither we nor any corporation, partnership or other similar entity in which we hold, directly or indirectly, 25% or more of the voting rights shall exercise any voting rights in respect of shares held by us or such entity, as the case may be. Except as otherwise provided by law or by our Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. Shareholders may also exercise their voting rights through proxies, provided that the proxy is granted to one of our shareholders having voting rights. The Companies Act and our Articles of Incorporation provide that the quorum for the election of directors is one-third of the total number of voting rights. Our Articles of Incorporation provide that the shares may not be voted cumulatively for the election of directors.

The Companies Act provides that a special resolution of the general meeting of shareholders is required for certain significant corporate transactions, including:

•	any amendment to our Articles of Incorporation (except for amendments that may be made without the approval of shareholders under the Companies Act);

•

a reduction of share capital, subject to certain exceptions under which a shareholders’ resolution is not required, such as a reduction of share capital for the purpose of replenishing capital deficiencies;

•	transfer of the whole or a part of our equity interests in any of our subsidiaries, subject to certain exceptions under which a shareholders’ resolution is not required;

•	a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

•	the transfer of the whole or a substantial part of our business, subject to certain exceptions under which a shareholders’ resolution is not required;

•	the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

•	a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

•

a share exchange (kabushiki kokan) or share transfer (kabushiki iten) for the purpose of establishing 100% parent-subsidiary relationships, subject to certain exceptions under which a shareholders’ resolution is not required;

•

any issuance of new shares or transfer of existing shares held by us as treasury stock at a “specially favorable” price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a “specially favorable” price or on “specially favorable” conditions to any persons other than shareholders;

•	any acquisition by us of our own shares from specific persons other than our subsidiaries;

•	reverse stock split; or

•	the removal of directors who are audit and supervisory committee members.

Except as otherwise provided by law or in our Articles of Incorporation, a special resolution of the general meeting of shareholders requires the approval of the holders of at least two-thirds of the voting rights of all shareholders present or represented at a meeting where a quorum is present. Our Articles of Incorporation provide that a quorum exists when one-third of the total number of voting rights is present or represented.

Liquidation Rights

If we are liquidated, the assets remaining after payment of all taxes, liquidation expenses and debts will be distributed among shareholders in proportion to the number of shares they hold.

Rights to Allotment of Shares

Holders of shares of our common stock have no pre-emptive rights. Authorized but unissued shares may be issued at the times and on the terms as the board of directors or an individual director to whom the authority to make such determination has been delegated by resolution of the board of directors determines, so long as the limitations with respect to the issuance of new shares at “specially favorable” prices (as described in “— Voting Rights”) are observed. Our board of directors or an individual director to whom the authority to make such determination has been delegated by resolution of the board of directors may, however, determine that shareholders shall be given rights to allotment regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all holders of the shares as of a record date for which not less than two weeks’ prior public notice must be given. Each shareholder to whom such rights are given must also be given notice of the expiration date thereof at least two weeks prior to the date on which such rights expire. The rights to allotment of new shares may not be transferred. However, the Companies Act enables us to allot stock acquisition rights to shareholders without consideration therefor, and such stock acquisition rights are transferable. See “— Stock Acquisition Rights” below.

In cases where a particular issuance of new shares (i) violates laws and regulations or our Articles of Incorporation, or (ii) will be performed in a manner materially unfair, and shareholders may suffer disadvantages therefrom, such shareholders may file an injunction with a court of law to enjoin such issuance.

Stock Acquisition Rights

Subject to certain conditions and to the limitations on issuances at a “specially favorable” price or on “specially favorable” conditions described in “— Voting Rights,” we may issue stock acquisition rights (shinkabu yoyakuken) and bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai) by a resolution of the board of directors or by determination of an individual director to whom the authority to make such determination has been delegated by resolution of the board of directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as set forth in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, we will be obligated either to issue the relevant number of new shares or, alternatively, to transfer the necessary number of shares of treasury stock held by us.

Record Date

The record date for annual dividends and the determination of shareholders entitled to vote at the ordinary general meeting of our shareholders is March 31. The record date for interim dividends is September 30.

In addition, by a resolution of the board of directors or by determination of an individual director to whom the authority to make such determination has been delegated by resolution of the board of directors, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

Under the rules of JASDEC, we are required to give notice of each record date to JASDEC promptly after setting such record date. JASDEC is required to promptly give us notice of the names and addresses of the holders of shares of our common stock, the number of shares of our common stock held by them and other relevant information as at each record date.

Purchase of Our Own Shares

Under the Companies Act and our Articles of Incorporation, we may acquire our own shares:

•	by purchase on any stock exchange on which our shares are listed or by way of tender offer, pursuant to a resolution of our board of directors subject to certain requirements;

•	by purchase from a specific party other than any of our subsidiaries, pursuant to a special resolution of a general meeting of shareholders; and

•

by purchase from any of our subsidiaries, pursuant to a resolution of the board of directors or determination of an individual director to whom the authority to make such determination has been delegated by resolution of the board of directors.

If we acquire our own shares from a specific party other than any of our subsidiaries as specified above at a price higher than the greater of (i) (a) the closing price of the shares at the market trading such shares on the day immediately preceding the day on which the relevant special resolution of a general meeting of shareholders is made or (b) if no sale takes place at such market on that day, the price at which the sale of the shares is effected on such market immediately thereafter and (ii) in the event that such shares are subject to a tender offer, the price set in the contract regarding such tender offer on that day, shareholders may request that we include him or her as the seller of his or her shares in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, such as that we may only acquire our own shares in an aggregate amount up to the amount that we may distribute as Surplus. See “— Distribution of Surplus” above for more details regarding this amount.

Our own shares acquired by us may be held by us as treasury stock for any period or may be cancelled by resolution of the board of directors or by determination of an individual director to whom the authority to make such determination has been delegated by resolution of the board of directors. We may also transfer the shares held by us to any person, subject to a resolution of the board of directors or determination of an individual director to whom the authority to make such determination has been delegated by resolution of the board of directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “— Rights to Allotment of Shares” above. We may also utilize our treasury stock (x) for the purpose of transfer to any person upon exercise of stock acquisition rights or (y) for the purpose of acquiring another company by way of merger, share exchange, or corporate split through exchange of treasury stock for shares or assets of the acquired company.

Request by Controlling Shareholder to Sell All Shares

Under the Companies Act and our Articles of Incorporation, in general, a shareholder holding 90% or more of our voting rights, directly or through wholly-owned subsidiaries, shall have the right to request that all other shareholders other than us (and all other holders of stock acquisition rights other than us, as the case may be) sell all shares (and all stock acquisition rights, as the case may be) held by them with our approval, which must be made by a resolution of the board of directors or by determination of an individual director to whom the authority to make such determination has been delegated by resolution of the board of directors (kabushiki tou uriwatashi seikyu or a “Share Sales Request”). In order to make a Share Sales Request, such controlling shareholder will be required to issue a prior notice to us. If we approve such Share Sales Request, we will be required to make a public notice to all holders and registered pledgees of shares (and stock acquisition rights, as the case may be) not later than 20 days before the effective date of such sales.

Sale by Us of Shares Held by Shareholders Whose Addresses Are Unknown

Under the Companies Act, we are not required to send a notice to a shareholder if notices to such shareholder fail to arrive for a continuous period of five or more years at the registered address of such shareholder in the register of our shareholders or at the address otherwise notified to us.

In addition, we may sell or otherwise dispose of the shares held by a shareholder whose location is unknown. Generally, if

•

notices to a shareholder fail to arrive for a continuous period of five or more years at the shareholder’s registered address in the register of our shareholders or at the address otherwise notified to us, and

•

the shareholder fails to receive distribution of Surplus on the shares for a continuous period of five or more years at the address registered in the register of our shareholders or at the address otherwise notified to us, we may sell or otherwise dispose of the shareholder’s shares at the market price after giving at least three months’ prior public and individual notices, and hold or deposit the proceeds of such sale or disposal for the shareholder.

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan and its related regulations require any person who has become beneficially, solely or jointly, a holder of more than 5% of total issued shares of our common stock, to file with the director of a relevant local finance bureau of the Ministry of Finance within five business days a report concerning such shareholdings. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in any such holdings or any change in material matters set out in reports previously filed. For this purpose, shares of our common stock issuable to such person upon exchange of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of our shares held by the holder and our total issued shares.

C.	Material Contracts.

ARIAD

In connection with our acquisition of ARIAD, on January 8, 2017, we entered into an Agreement and Plan of Merger (the “Agreement and Plan of Merger”) with ARIAD and Kiku Merger Co., Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Takeda (“Merger Sub”). Pursuant to the agreement, Takeda agreed to cause Merger Sub to commence a tender offer to purchase any and all of the shares of common stock, par value $0.001 per share, of ARIAD issued and outstanding, at a price per share of $24.00, to the seller in cash, net of applicable withholding taxes and without interest, on the terms and subject to the conditions in the Agreement and Plan of Merger. Following consummation of the tender offer, Merger Sub was merged with and into ARIAD, with ARIAD surviving as an indirect wholly-owned subsidiary of Takeda. The tender offer for all of the outstanding shares of ARIAD common stock expired as scheduled on February 15, 2017 and Takeda completed its acquisition of ARIAD without a vote of ARIAD’s shareholders pursuant to Section 251(h) of the Delaware General Corporation Law on February 16, 2017. The Agreement and Plan of Merger is filed as an exhibit hereto.

For a description of the effect of the acquisition of ARIAD on our financial condition and results of operations, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Impact of the ARIAD Acquisition.”

TiGenix NV

In connection with our acquisition of TiGenix NV, on January 5, 2018, we entered into an Offer and Support Agreement (the “Offer and Support Agreement”) with TiGenix NV, whereby we commenced an all cash voluntary and conditional public takeover bid for 100% of the securities with voting rights or giving access to voting rights of TiGenix NV that are not already owned by Takeda or its affiliates, at a price of €1.78 per share in cash and an equivalent price for the ADSs, warrants to acquire shares and 9% senior unsecured convertible bonds due March 6, 2018 of TiGenix NV. On July 31, 2018, we acquired all outstanding ordinary shares as well as the ADSs and warrants of TiGenix NV following the expiration of the squeeze-out period and TiGenix NV became a wholly-owned subsidiary of Takeda. The Offer and Support Agreement is filed as an exhibit thereto.

Shire

In connection with the Shire Acquisition, on May 8, 2018, we entered into a Co-operation Agreement with Shire, governing certain matters leading to the closing of the Shire Acquisition, including the circumstances in which a

“break fee” may be payable. On the same date, we entered into the Bridge Credit Agreement totaling commitments of $30.85 billion with, among others, J.P. Morgan Chase Bank N.A., Sumitomo Mitsui Banking Corporation and MUFG Bank, Ltd. On June 8, 2018, we entered into the Term Loan Credit Agreement for an aggregate principal amount of $7.5 billion with, among others, J.P. Morgan Chase Bank N.A., Sumitomo Mitsui Banking Corporation, MUFG Bank, Ltd. and Mizuho Bank, Ltd., and on the same date entered into Amendment No. 1 to the Bridge Credit Agreement to make certain technical and conforming changes thereto. On October 26, 2018, we entered into the SSTL with an aggregate commitment of ¥500.0 billion, with Sumitomo Mitsui Banking Corporation, MUFG Bank, Ltd., Mizuho Bank, Ltd., The Norinchukin Bank and Sumitomo Mitsui Trust Bank, Limited, and on the same date entered into Amendment No. 2 to the Bridge Credit Agreement to make certain technical and conforming changes thereto. On October 26, 2018, we also entered into the Subordinated Loan Agreement, with aggregate commitments of ¥500.0 billion, with Sumitomo Mitsui Banking Corporation, MUFG Bank, Ltd., Mizuho Bank, Ltd., The Norinchukin Bank and Sumitomo Mitsui Trust Bank, Limited, which may be used, at our option to refinance all or a portion of the borrowings under the SSTL following the completion of the Shire Acquisition. The Co-operation Agreement, the Bridge Credit Agreement, Amendments No. 1 and 2 thereto, the Term Loan Credit Agreement and the SSTL are filed as exhibits hereto. An English-language translation of the Subordinated Loan Agreement is also filed as an exhibit hereto.

For a description of the agreements mentioned above as well as the effect of the Shire Acquisition on our financial condition and results of operations, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Impact of the Shire Acquisition.”

Licensing and Collaboration Agreements

In the ordinary course of our business, we enter into agreements for licensing or collaboration in the development and commercialization of products. Our business does not materially depend on any one of these agreements. Instead, they overall form a portion of our strategy to leverage a mix of internal and external resources to develop and commercialize new products. Certain of the agreements which have led to successful commercialization to date are summarized in “Item 4. Information on the Company—B. Business Overview—Clinical Development Programs—Licensing and Collaboration Agreements.” Our Licensing and Collaboration Agreement with Seattle Genetics, Inc.is filed as an exhibit hereto to provide investors with an example of one such agreement.

D.	Exchange Controls.

The Foreign Exchange and Foreign Trade Act of Japan and related cabinet orders and ministerial ordinances, which we refer to collectively as the Foreign Exchange Regulations, govern certain aspects relating to the acquisition and holding of shares by “exchange non-residents” and by “foreign investors” (as these terms are defined below). It also applies in some cases to the acquisition and holding of ADSs representing shares of our common stock acquired and held by exchange non-residents and by foreign investors. In general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell shares or ADSs outside Japan using currencies other than Japanese yen.

Exchange residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who reside within Japan; or

(ii)	corporations whose principal offices are located within Japan.

Exchange non-residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who do not reside in Japan; or

(ii)	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are defined in the Foreign Exchange Regulations as:

(i)	individuals who do not reside in Japan;

(ii)	corporations or other entities organized under the laws of foreign countries or whose principal offices are located outside Japan;

(iii)	corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above; or

(iv)

corporations or other entities having a majority of either (A) directors or other persons equivalent thereto or (B) directors or other persons equivalent thereto having the power of representation who are non-resident individuals.

Acquisition of Shares

Acquisition by an exchange non-resident of shares of a Japanese corporation from an exchange resident requires post facto reporting by the exchange resident to the Minister of Finance of Japan through the Bank of Japan. No such reporting requirement is imposed, however, if:

(i)	the aggregate purchase price of the relevant shares is ¥100 million or less;

(ii)	the acquisition is effected through any bank, financial instruments business operator or other entity prescribed by the Foreign Exchange Regulations acting as an agent or intermediary; or

(iii)	the acquisition constitutes an “inward direct investment” described below.

Inward Direct Investment in Shares of Listed Corporations

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange, such as the shares of our common stock, or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, such acquisition constitutes an “inward direct investment” and the foreign investor in general must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company by the 15th day of the month immediately following the month to which the date of such acquisition belongs. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, or where that Japanese company is engaged in certain businesses designated by the Foreign Exchange Regulations (including the manufacturing of biological preparations), a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers (including the Minister of Health, Labour and Welfare). The proposed acquisition may not be consummated until 30 days have passed from the date of filing of such notification, although this period will be shortened to two weeks unless such Ministers deem it necessary to review the proposed acquisition. The relevant Ministers may extend the screening period up to five months if they deem it necessary to review the proposed acquisition and may recommend any modification or abandonment of the proposed acquisition and, if such recommendation is not accepted, they may order the modification or abandonment of such acquisition.

Acquisition of shares by foreign investors by way of stock split is not subject to any of the foregoing notification or reporting requirements.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds from sales in Japan of, shares held by exchange non-residents may generally be converted into any foreign currency and repatriated abroad.

E. Taxation.

Material U.S. Federal Income Tax Consequences

This section describes the material United States federal income tax consequences of owning ADSs. It applies to you only if you are a U.S. holder (as defined below) and you hold your ADSs as capital assets for tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells ADSs as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the assumption that each obligation in the [Deposit Agreement] will be performed in accordance with its terms.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the ADSs.

You are a U.S. holder if you are a beneficial owner of ADSs and you are for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of ADSs in your particular circumstances.

[In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.]

The tax treatment of your ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below under “—PFIC Rules”, this discussion assumes that we are not classified as PFIC for United States federal income tax purposes.

Distributions. Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends that we distribute with respect to the ADSs will be qualified dividend income if the ADSs are readily tradable on an established securities market in the United States in the year that we distribute the dividend. Our ADSs will be listed on the NYSE, in which case the ADSs will be treated as readily tradable on an established securities market in the United States. We therefore expect that dividends that we distribute on our ADSs will be qualified dividend income.

You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when the depositary receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability.

Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. However, if (a) we are 50% or more owned, by vote or value, by United States persons and (b) at least 10% of our earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, the United States source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the United States for such taxable year, divided by the total amount of our earnings and profits for such taxable year.

Distributions of additional shares to you with respect to ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Capital Gains. If you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules. We believe that ADSs should not currently be treated as stock of a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs:

•	at least 75% of our gross income for the taxable year is passive income or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

“Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will generally be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ADSs and

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the ADSs begins, that are greater than 125% of the average annual distributions received by you in respect of the ADSs during the three preceding taxable years or, if shorter, your holding period for the ADSs that preceded the taxable year in which you receive the distribution).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ADSs,

•

the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,

•	the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If we are a PFIC in a taxable year and our ADSs are treated as “marketable stock” in such year, you may make a mark-to-market election with respect to your ADSs. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs at the end of the taxable year over your adjusted basis in your ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. Any gain that you recognize on the sale or other disposition of your ADSs would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss.

Your ADSs will generally be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we are not currently a PFIC.

In addition, notwithstanding any election you make with regard to the ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own ADSs during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service (“IRS”) Form 8621.

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of shares of our common stock, in the form of shares or ADSs, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this registration statement, and are subject to changes in applicable Japanese laws, tax treaties, conventions or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of our common stock, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese tax law and [the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the shares underlying the ADSs evidenced by the ADRs.]

Generally, a non-resident holder of shares or ADSs will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to shares of our common stock and such tax will be withheld prior to payment of dividends. Stock splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of shares and subject to the same tax treatment as sale of shares of our common stock as described below. Distributions made in consideration of repurchase by us of our own shares or in connection with certain reorganization transactions will be treated substantially in the same manner.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, while the income tax treaties with, among others, Australia, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Arab Emirates, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and the Netherlands, Switzerland and the United Kingdom. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our shares or ADSs.

Non-resident holders of our shares who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our shares, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of shares of our common stock or ADSs may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock, together with any required forms or documents. If the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax, the depositary or its agent submits an application form before payment of dividends so that the withholding cannot be made in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent submits another application form together with certain other documents so that such holder can be subject to exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of our shares or ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual our shares or ADSs as a legatee, heir or donee, even if none of the acquiring individual, the decedent or the donor is a Japanese resident.

F.	Dividends and Paying Agents.

Under our Articles of Incorporation, the record date for annual dividends is March 31 and the record date for interim dividends is September 30. Annual dividends and interim dividends can be declared through the resolutions of the board of directors.

Dividends payable to non-resident individuals of Japan or non-Japanese corporations without a permanent establishment in Japan are generally subject to Japanese withholding tax. See “Item 10. Additional Information–E. Taxation–Japanese Taxation.”

G.	Statement by Experts.

The consolidated financial statements of Takeda as of March 31, 2018 and 2017, and for each of the years in the three-year period ended March 31, 2018, have been included in this registration statement in reliance upon the report of KPMG AZSA LLC, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. See also Item 1. C and Exhibit 15.1 to this registration statement.

The consolidated financial statements of Shire as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, 2016, and 2015, included in this registration statement, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in this registration statement. Such financial statements and financial statement schedules have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. See also Exhibit 15.2 to this registration statement.

Independence of KPMG AZSA LLC

During the fiscal year ended March 31, 2018, member firms of KPMG International Cooperative provided legal services, corporate secretarial services and human resources services to certain of our subsidiaries as well as otherwise permissible non-audit services under a contingent fee arrangement to one of our subsidiaries, which are prohibited under SEC independence rules. Such services and contingent fee arrangement were terminated before the engagement letter for the PCAOB audit was executed. Fees for these services were insignificant to the respective entities and to KPMG. The KPMG engagement teams that performed the impermissible services and services that had an impermissible fee arrangement did not participate in the audit of our consolidated financial statements.

While providing these non-audit services is not permitted under SEC independence rules, KPMG AZSA LLC has advised our management and our audit and supervisory committee that these services do not impact the firm’s ability to apply objective and impartial judgment on all matters encompassed within its audit of us for the fiscal year ended March 31, 2018. Our audit and supervisory committee concurs that these non-audit services do not impact the firm’s ability to apply objective and impartial judgment on all matters encompassed within its audit of us for the fiscal year ended March 31, 2018.

H.	Documents on Display.

We have filed with the SEC on this registration statement on Form 20-F under the Exchange Act with respect to the ADSs. You may review a copy of this registration statement without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also get copies of all or any portion of this registration statement from the public reference room, the regional offices or by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by writing the Securities and Exchange Commission upon payment of a prescribed fee.

Upon effectiveness of this registration statement, we will be subject to the information requirements of the Exchange Act and, in accordance therewith, we will file annual reports on Form 20-F and furnish other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission listed above. You can also obtain copies of such material from the public reference room, the regional offices or by calling or writing the Securities and Exchange Commission upon payment of a prescribed fee. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports and other information regarding registrants that file electronically with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

I.	Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks primarily from changes in foreign currency exchange rates, interest rate changes and changes in the value of our investment securities. The information required under this Item 11 is set forth in Note “27. Financial Instruments” to the accompanying consolidated financial statements of Takeda.

Item 12. Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The information required under this section will be filed via amendment.

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

Not applicable.

Item 16A. Audit Committee Financial Expert.

Not applicable.

Item 16B. Code of Ethics.

Not applicable.

Item 16C. Principal Accountant Fees and Services.

Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this registration statement.

Item 18. Financial Statements

The information required by this item is set forth in our consolidated financial statements and the consolidated financial statements of Shire included in this registration statement.

Item 19. Exhibits

Exhibit No.	Exhibit

Exhibit 1.1	Articles of Incorporation of Takeda Pharmaceutical Company Limited (English Translation)

Exhibit 1.2	Regulations of the Board of Directors of Takeda Pharmaceutical Company Limited (English Translation)

Exhibit 1.3	Share Handling Regulations of Takeda Pharmaceutical Company Limited (English Translation)

Exhibit 2.1*

Form of Amended and Restated Deposit Agreement among the Takeda Pharmaceutical Company Limited, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder

Exhibit 8.1	List of subsidiaries of Takeda Pharmaceutical Company Limited, as of March 31, 2018: See “Item 4. Information on the Company—C. Organizational Structure.”

Exhibit 10.1**	Collaboration Agreement dated December 14, 2009 by and between Seattle Genetics, Inc. and Millennium Pharmaceuticals, Inc.

Exhibit 10.2

Agreement and Plan of Merger between ARIAD Pharmaceuticals, Inc., Takeda Pharmaceutical Company Limited and Kiku Merger Co., Inc., dated January 8, 2017 (incorporated by reference to Exhibit 2.1 to the Current Report of ARIAD Pharmaceuticals, Inc. on Form 8-K filed with the SEC on January 10, 2017)

Exhibit 10.3

Offer and Support Agreement between Takeda Pharmaceutical Company Limited and TiGenix NV, dated January 5, 2018 (incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F of TiGenix NV for the fiscal year ended December 31, 2017, filed with the SEC on April 16, 2018)

Exhibit 10.4

Co-operation Agreement between Takeda Pharmaceutical Company Limited and Shire plc, dated May 8, 2018 (incorporated by reference to Exhibit 2.1 to the Current Report of Shire plc on Form 8-K filed with the SEC on May 9, 2018)

Exhibit 10.5

364-Day Bridge Credit Agreement among Takeda Pharmaceutical Company Limited, as Borrower, Various Financial Institutions, as Lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent, dated as of May 8, 2018

Exhibit 10.6

Amendment No. 1, dated as of June  8, 2018, to the 364-Day Bridge Credit Agreement among Takeda Pharmaceutical Company Limited, as Borrower, Various Financial Institutions, as Lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent, dated as of May 8, 2018

Exhibit 10.7

Term Loan Credit Agreement among Takeda Pharmaceutical Company Limited, as Borrower, Various Financial Institutions, as Lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent, dated as of June 8, 2018

Exhibit 10.8

Amendment No.  2, dated as of October 26, 2018, to the 364-Day Bridge Credit Agreement among Takeda Pharmaceutical Company Limited, as Borrower, Various Financial Institutions, as Lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent, dated as of May  8, 2018

Exhibit 10.9

Senior Short-Term Loan Facility Agreement, dated as of October 26, 2018, among Takeda Pharmaceutical Company Limited, as Borrower, Various Financial Instituions, as Lenders, and Sumitomo Mitsui Banking Corporation, as Administrative Agent

Exhibit 10.10

English translation of Subordinated Syndicated Loan Agreement, dated as of October 26, 2018, among Takeda Pharmaceutical Company Limited, as Borrower, Mizuho Bank, Ltd., as Arranger and Bookrunner, The Norinchukin Bank and Sumitomo Mitsui Trust Bank, Limited, as Arrangers, Various Financial Institutions, as Lenders, and Sumitomo Mitsui Banking Corporation, as Administrative Agent.

Exhibit No.	Exhibit

Exhibit 15.1*	Consent of KPMG AZSA LLC

Exhibit 15.2*	Consent of Deloitte LLP

Exhibit 99.1

Unaudited Condensed Interim Consolidated Financial Statements of Takeda Pharmaceutical Company Limited as of March 31, 2018 and September 30, 2018 and for the three months and six months periods ended September 30, 2017 and 2018

*	To be filed by amendment.
**

Pursuant to a request for confidential treatment, portions of this Exhibit have been redacted from the publicly filed document and have been furnished separately to the Securities and Exchange Commission as required by Rule 24b-2 under the Securities Exchange Act of 1934.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:
Name: [ ]
Title: [ ]

Date: [                    ]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Takeda Pharmaceutical Company Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Takeda Pharmaceutical Company Limited and subsidiaries (the “Company”) as of March 31, 2018 and 2017, the related consolidated statements of income, income and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AZSA LLC

We have served as the Company’s auditor since 2007.

Tokyo, Japan

September 10, 2018

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

Consolidated Statements of Income for the Year Ended March 31,

		JPY (millions)
	Note	2016	2017	2018
Revenue	4	¥1,807,378	¥1,732,051	¥1,770,531
Cost of sales		(535,180)	(558,755)	(495,921)
Selling, general and administrative expenses		(650,770)	(619,061)	(628,106)
Research and development expenses		(335,772)	(312,303)	(325,441)
Amortization and impairment losses on intangible assets associated with products	12	(131,787)	(156,717)	(122,131)
Other operating income	5	21,345	143,533	169,412
Other operating expenses	5	(44,386)	(72,881)	(126,555)

Operating profit		130,828	155,867	241,789
Finance income	6	21,645	12,274	39,543
Finance expenses	6	(31,931)	(23,249)	(31,928)
Share of loss of investments accounted for using the equity method	14	(3)	(1,546)	(32,199)

Profit before tax		120,539	143,346	217,205
Income tax expenses	7	(37,059)	(27,833)	(30,497)

Net profit for the year		¥83,480	¥115,513	¥186,708

Attributable to:
Owners of the Company	8	¥80,166	¥114,940	¥186,886
Non-controlling interests	8	3,314	573	(178)

Net profit for the year	8	¥83,480	¥115,513	¥186,708

Earnings per share (JPY)
Basic earnings per share	8	¥102.26	¥147.15	¥239.35
Diluted earnings per share	8	101.71	146.26	237.56

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

Consolidated Statements of Income and Other Comprehensive Income for the Year Ended March 31,

		JPY (millions)
	Note	2016	2017	2018
Net profit for the year		¥83,480	¥115,513	¥186,708
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Re-measurement (loss) gain on defined benefit plans	9	(18,140)	15,554	724

		(18,140)	15,554	724
Items to be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	9	(85,496)	(51,820)	46,611
Net changes on revaluation of available-for-sale financial assets	9	(17,313)	9,521	4,714
Cash flow hedges	9	(1,867)	4,412	3,525
Share of other comprehensive (loss) income of investments accounted for using the equity method	9, 14	(266)	(38)	382

		(104,942)	(37,925)	55,232

Other comprehensive income (loss) for the year, net of tax	9	(123,082)	(22,371)	55,956

Total comprehensive income (loss) for the year		¥(39,602)	¥93,142	¥242,664

Attributable to:
Owners of the Company		¥(40,334)	¥93,552	¥242,444
Non-controlling interests		732	(410)	220

Total comprehensive income (loss) for the year		¥(39,602)	¥93,142	¥242,664

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position as of March 31,

		JPY (millions)
	Note	2017	2018
Assets
Non-current assets:
Property, plant and equipment	10	¥527,344	¥536,801
Goodwill	11	1,019,574	1,029,248
Intangible assets	12	1,063,037	1,014,264
Investments accounted for using the equity method	14	126,411	107,949
Other financial assets	15	176,636	196,436
Other non-current assets		54,408	77,977
Deferred tax assets	7	118,968	64,980

Total non-current assets		3,086,378	3,027,655

Current assets:
Inventories	16	226,048	212,944
Trade and other receivables	17	423,405	420,247
Other financial assets	15	56,683	80,646
Income tax receivables		21,373	8,545
Other current assets		75,146	57,912
Cash and cash equivalents	18	319,455	294,522
Assets held for sale	19	138,306	3,992

Total current assets		1,260,416	1,078,808

Total assets		¥4,346,794	¥4,106,463

		JPY (millions)
	Note	2017	2018
Liabilities and Equity
Liabilities:
Non-current liabilities:
Bonds and loans	20	¥599,862	¥985,644
Other financial liabilities	21	81,778	91,223
Net defined benefit liabilities	22	80,902	87,611
Provisions	23	38,108	28,042
Other non-current liabilities	24	77,437	68,300
Deferred tax liabilities	7	153,396	90,725

Total non-current liabilities		1,031,483	1,351,545

Current liabilities:
Bonds and loans	20	545,028	18
Trade and other payables	25	240,623	240,259
Other financial liabilities	21	28,898	29,613
Accrued income taxes		70,838	67,694
Provisions	23	135,796	132,781
Other current liabilities	24	256,507	263,930
Liabilities held for sale	19	88,656	3,214

Total current liabilities		1,366,346	737,509

Total liabilities		2,397,829	2,089,054

Equity:
Share capital		65,203	77,914
Share premium		74,973	90,740
Treasury shares		(48,734)	(74,373)
Retained earnings		1,511,817	1,557,307
Other components of equity		291,002	350,631

Other comprehensive income related to assets held for sale		—	(4,795)

Equity attributable to owners of the company		1,894,261	1,997,424

Non-controlling interests		54,704	19,985

Total equity		1,948,965	2,017,409

Total liabilities and equity		¥4,346,794	¥4,106,463

(*)

Takeda revised the provisional fair value for the assets acquired and the liabilities assumed related to business combinations during the year ended March 31, 2018. Accordingly, the corresponding balances in the Consolidated Statements of Financial Position as of March 31, 2017 were, retrospectively revised. (refer to Note 31)

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

JPY (millions)
	Equity attributable to owners of the Company											Non- Controlling Interests	Total Equity
	Share Capital	Share Premium	Treasury Shares	Retained Earnings	Other components of equity						Total
					Exchange Differences on Translation of Foreign Operations	Net changes on Revaluation of Available-for- Sale Financial Assets	Cash Flow Hedges	Re-measurement Gain or Loss on Defined Benefit Plans	Total	Other comprehensive income related to non-current assets held for sale
As of April 1, 2015	¥64,044	¥59,575	¥(18,203)	¥1,601,326	¥355,692	¥75,685	¥(1,073)	¥—	¥430,304	¥—	¥2,137,046	¥69,129	¥2,206,175

Net profit for the year	—	—	—	80,166	—	—	—	—	—	—	80,166	3,314	83,480
Other comprehensive income (loss)	—	—	—	—	(83,331)	(17,162)	(1,867)	(18,140)	(120,500)	—	(120,500)	(2,582)	(123,082)

Comprehensive income (loss) for the year	—	—	—	80,166	(83,331)	(17,162)	(1,867)	(18,140)	(120,500)	—	(40,334)	732	(39,602)

Transactions with owners:
Issuance of new shares	722	722	—	—	—	—	—	—	—	—	1,444	—	1,444
Acquisition of treasury shares	—	—	(22,346)	—	—	—	—	—	—	—	(22,346)	—	(22,346)
Disposal of treasury shares	—	1	3	—	—	—	—	—	—	—	4	—	4
Dividends (Note 26)	—	—	—	(141,585)	—	—	—	—	—	—	(141,585)	(1,868)	(143,453)
Changes in ownership	—	—	—	1,360	—	—	—	—	—	—	1,360	(5,482)	(4,122)
Transfers from other components of equity	—	—	—	(18,140)	—	—	—	18,140	18,140	—	—	—	—
Share-based compensation (Note 28)	—	12,845	—	—	—	—	—	—	—	—	12,845	—	12,845
Exercise of share-based awards (Note 28)	—	(4,314)	4,572	—	—	—	—	—	—	—	258	—	258

Total transactions with owners	722	9,254	(17,771)	(158,365)	—	—	—	18,140	18,140	—	(148,020)	(7,350)	(155,370)

As of March 31, 2016	¥64,766	¥68,829	¥(35,974)	¥1,523,127	¥272,361	¥58,523	¥(2,940)	¥—	¥327,944	¥—	¥1,948,692	¥62,511	¥2,011,203

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

JPY (millions)
		Equity attributable to owners of the Company										Non- Controlling Interests	Total Equity
	Share Capital	Share Premium	Treasury Shares	Retained Earnings	Other components of equity						Total
					Exchange Differences on Translation of Foreign Operations	Net Changes on Revaluation of Available-for- Sale Financial Assets	Cash Flow Hedges	Re-measurement Gain or Loss on Defined Benefit Plans	Total	Other comprehensive income related to non-current assets held for sale
As of April 1, 2016	¥64,766	¥68,829	¥(35,974)	¥1,523,127	¥272,361	¥58,523	¥(2,940)	¥—	¥327,944	¥—	¥1,948,692	¥62,511	¥2,011,203

Net profit for the year	—	—	—	114,940	—	—	—	—	—	—	114,940	573	115,513
Other comprehensive income (loss)	—	—	—	—	(50,811)	9,457	4,412	15,554	(21,388)	—	(21,388)	(983)	(22,371)

Comprehensive income (loss) for the year	—	—	—	114,940	(50,811)	9,457	4,412	15,554	(21,388)	—	93,552	(410)	93,142

Transactions with owners:
Issuance of new shares	437	437	—	—	—	—	—	—	—	—	874	—	874
Acquisition of treasury shares	—	—	(23,117)	—	—	—	—	—	—	—	(23,117)	—	(23,117)
Disposal of treasury shares	—	(0)	4	—	—	—	—	—	—	—	4	—	4
Dividends (Note 26)	—	—	—	(141,804)	—	—	—	—	—	—	(141,804)	(1,910)	(143,714)
Changes in ownership	—	—	—	—	—	—	—	—	—	—	—	(5,487)	(5,487)
Transfers from other components of equity	—	—	—	15,554	—	—	—	(15,554)	(15,554)	—	—	—	—
Share-based compensation (Note 28)	—	15,322	—	—	—	—	—	—	—	—	15,322	—	15,322
Exercise of share-based awards (Note 28)	—	(9,615)	10,353	—	—	—	—	—	—	—	738	—	738

Total transactions with owners	437	6,144	(12,760)	(126,250)	—	—	—	(15,554)	(15,554)	—	(147,983)	(7,397)	(155,380)

As of March 31, 2017	¥65,203	¥74,973	¥(48,734)	¥1,511,817	¥221,550	¥67,980	¥1,472	¥—	¥291,002	¥—	¥1,894,261	¥54,704	¥1,948,965

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

JPY (millions)
	Equity attributable to owners of the Company											Non- Controlling Interests	Total Equity
	Share Capital	Share Premium	Treasury Shares	Retained Earnings	Other components of equity						Total
					Exchange Differences on Translation of Foreign Operations	Net changes on Revaluation of Available-for- Sale Financial Assets	Cash Flow Hedges	Re-measurement Gain or Loss on Defined Benefit Plans	Total	Other comprehensive income related to non-current assets held for sale
As of April 1, 2017	¥65,203	¥74,973	¥(48,734)	¥1,511,817	¥221,550	¥67,980	¥1,472	¥—	¥291,002	¥—	¥1,894,261	¥54,704	¥1,948,965

Net profit for the year	—	—	—	186,886	—	—	—	—	—	—	186,886	(178)	186,708
Other comprehensive income (loss)	—	—	—	—	46,252	5,057	3,525	724	55,558	—	55,558	398	55,956

Comprehensive income (loss) for the year	—	—	—	186,886	46,252	5,057	3,525	724	55,558	—	242,444	220	242,664

Transactions with owners:
Issuance of new shares	12,711	12,609	—	—	—	—	—	—	—	—	25,320	—	25,320
Acquisition of treasury shares	—	—	(41,545)	—	—	—	—	—	—	—	(41,545)	—	(41,545)
Disposal of treasury shares	—	0	1	—	—	—	—	—	—	—	1	—	1
Dividends (Note 26)	—	—	—	(142,120)	—	—	—	—	—	—	(142,120)	(2,189)	(144,309)
Changes in ownership	—	—	—	—	—	—	—	—	—	—	—	(32,750)	(32,750)
Transfer from other components of equity	—	—	—	724	—	—	—	(724)	(724)	—	—	—	—
Share-based compensation (Note 28)	—	18,610	—	—	—	—	—	—	—	—	18,610	—	18,610
Exercise of share-based awards (Note 28)	—	(15,452)	15,905	—	—	—	—	—	—	—	453	—	453
Transfers to other comprehensive income related to assets held for sale	—	—	—	—	4,795	—	—	—	4,795	(4,795)	—	—	—

Total transactions with owners	12,711	15,767	(25,639)	(141,396)	4,795	—	—	(724)	4,071	(4,795)	(139,281)	(34,939)	(174,220)

As of March 31, 2018	¥77,914	¥90,740	¥(74,373)	¥1,557,307	¥272,597	¥73,037	¥4,997	¥—	¥350,631	¥(4,795)	¥1,997,424	¥19,985	¥2,017,409

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows for the Year Ended March 31,

		JPY (millions)
	Note	2016	2017	2018
Cash flows from operating activities:
Net profit for the year		¥83,480	¥115,513	¥186,708
Depreciation and amortization		182,179	171,426	182,127
Impairment losses		15,202	51,361	13,544
Share-based compensation		13,178	15,385	18,610
Loss (gain) on sales and disposal of property, plant and equipment		1,244	(129)	(434)
Gain on divestment of business		—	(115,363)	(27,481)
Gain on sales of subsidiaries		(75)	—	(106,619)
Loss on liquidation of foreign operations		—	—	41,465
Change in fair value of contingent consideration		(5,636)	(18,441)	10,523
Finance income and expenses, net		10,286	10,975	(7,615)
Share of loss of associates accounted for using the equity method		3	1,546	32,199
Income tax expenses		37,059	27,833	30,497
Changes in assets and liabilities:
Decrease (increase) in trade and other receivables		12,372	(37,315)	(647)
Decrease (increase) in inventories		(6,845)	3,886	13,719
Increase in trade and other payables		17,910	42,557	6,862
Increase (decrease) in provisions		(290,650)	20,547	(6,530)
Other, net		(10,579)	12,333	20,809

Cash generated from operations		59,128	302,114	407,737
Income taxes paid		(52,294)	(53,227)	(54,874)
Tax refunds and interest on tax refunds received		18,657	12,476	24,991

Net cash from operating activities		25,491	261,363	377,854

Cash flows from investing activities:
Interest received		2,394	2,001	2,412
Dividends received		3,557	3,674	7,699
Payments into time deposits		(40,000)	(70,000)	—
Proceeds from withdrawal of time deposits		40,000	70,000	—
Acquisition of property, plant and equipment		(48,758)	(61,660)	(67,005)
Proceeds from sales of property, plant and equipment		498	2,629	2,965
Acquisition of intangible assets		(36,099)	(50,367)	(61,257)
Acquisition of investments		(17)	(12,106)	(16,883)
Proceeds from sales and redemption of investments		16,454	5,268	40,743
Acquisition of business, net of cash and cash equivalents acquired	31	(8,269)	(589,144)	(28,328)
Proceeds from sales of business, net of cash and cash equivalents divested		1,217	64,405	85,080
Payments into restricted deposits		—	—	(71,774)
Other, net		(2,185)	(20,391)	13,006

Net cash used in investing activities		(71,208)	(655,691)	(93,342)

Cash flows from financing activities:
Net increase (decrease) in short-term loans	27	(5)	406,971	(403,931)
Proceeds from long-term loans	27	150,000	260,226	337,154
Repayment of long-term loans	27	(30,012)	(12,363)	(80,000)
Proceeds from issuance of bonds	27	—	—	56,299
Repayment of bonds	27	(70,000)	(179,400)	(60,000)
Purchase of treasury shares		(22,346)	(23,117)	(18,756)
Interest paid		(4,889)	(6,971)	(8,365)
Dividends paid		(141,538)	(141,688)	(141,893)
Acquisition of non-controlling interests		(804)	(4,822)	—
Repayment of obligations under finance lease	27	(4,066)	(4,013)	(2,658)
Other, net		(1,179)	(4,927)	(4,076)

Net cash from (used in) financing activities		(124,839)	289,896	(326,226)

Net decrease in cash and cash equivalents		(170,556)	(104,432)	(41,714)
Cash and cash equivalents at the beginning of the year (Consolidated statements of financial position)	18	652,148	451,426	319,455
Cash and cash equivalents reclassified back from assets held for sale	19	3,096	—	21,797

Cash and cash equivalents at the beginning of the year		655,244	451,426	341,252
Effects of exchange rate changes on cash and cash equivalents		(33,262)	(5,742)	(4,565)

Cash and cash equivalents at the end of the year		451,426	341,252	294,973
Cash and cash equivalents reclassified to assets held for sale	19	—	(21,797)	(451)
Cash and cash equivalents at the end of the year (Consolidated statements of financial position)	18	¥451,426	¥319,455	¥294,522

See accompanying notes to consolidated financial statements.

TAKEDA PHARMACEUTICAL COMPANY LIMITED AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements

1.	Reporting Entity

Takeda Pharmaceutical Company Limited (the “Company”) is a public company incorporated in Japan. The Company and its subsidiaries (collectively, “Takeda”) is a major global pharmaceutical group and is engaged in the research, development, manufacturing and marketing of pharmaceutical products, over-the-counter (“OTC”) medicines and quasi-drug consumer products, and other healthcare products. Takeda’s principal pharmaceutical products include medicines in the following therapeutic areas: gastroenterology, oncology and neuroscience.

2.	Basis of Preparation

Compliance with International Financial Reporting Standards

Takeda’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The term IFRS also includes International Accounting Standards (“IASs”) and the related interpretations of the interpretations committees (SIC and IFRIC).

Approval of Financial Statements

The Company’s consolidated financial statements as of and for the year ended March 31, 2018 were approved on September 10, 2018 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Corporate Officer & Chief Financial Officer Costa Saroukos.

Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities recorded at fair value including investments, derivatives, and contingent considerations.

Functional Currency and Presentation Currency

The consolidated financial statements are presented in Japanese yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated.

New Accounting Standards and Interpretations Adopted

During the year ended March 31, 2018, Takeda has adopted the amendments to IAS 12 ‘Income Taxes’, which requires recognition of deferred tax assets for unrealized losses. Takeda has also adopted the amendments to IAS 7 ‘Statement of Cash Flows’ Disclosure Initiative which requires additional disclosures about changes in liabilities arising from financing activities. The adoption of these standards did not have a material impact on Takeda’s consolidated financial statements.

New Accounting Standards and Interpretations Issued and Not Yet Adopted

New or amended accounting standards and interpretations that have been issued as of the date of approval of the consolidated financial statements but are not effective and have not yet been adopted by Takeda as of March 31, 2018 are discussed below:

IFRS 15 ‘Revenue from Contracts with Customers’ (“IFRS 15”) was issued in May 2014 and has been implemented by Takeda on April 1, 2018. IFRS 15 provides a single, principles-based approach to the recognition of revenue from all contracts with customers. The standard focuses on the identification of performance obligations in a contract and requires revenue to be recognized when or as those performance obligations are met. The standard also updates revenue disclosure requirements. IFRS 15 is not expected to have a material impact on the amount or timing of revenue recognition from the sale of goods and associated provisions for rebates and returns. In addition, our current accounting for royalty and service revenue under IAS 18 ‘Revenue’ includes an analysis of the performance obligations under the arrangement and up-front revenue recognition requires the transfer of substantive rights, for example, a license to use our intellectual property and an appropriate allocation of revenue to the remaining performance obligations. While the basis for such allocation is different in IFRS 15, the impact of the adoption of the new standard on our historical allocations is not material. In our financial statements for the year ended March 31, 2019, Takeda will adopt IFRS 15 applying the modified retrospective approach and will record a cumulative adjustment to equity at April 1, 2018. As a result of the adoption of IFRS 15, opening retained earnings as of April 1, 2018 will increase by 1,328 million JPY. In accordance with the requirements of IFRS 15 where the modified retrospective approach is adopted, prior year results will not be restated. As the result of implementing IFRS 15, Takeda will provide additional disclosure regarding revenue in its financial statements.

IFRS 9 ‘Financial instruments’ (“IFRS 9”) was issued in its final form in July 2014 and has been implemented by Takeda as of April 1, 2018. IFRS 9 replaces the majority requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’ and covers the classification, measurement and de-recognition of financial assets and financial liabilities; introduces a new impairment model for financial assets based on expected losses rather than incurred losses and provides a new hedge accounting model. The principal impact for Takeda will be the re-measurement of certain available-for-sale financial instruments to fair value on initial application on April 1, 2018. As a result, opening balance of retained earnings and other components of equity as of April 1, 2018 will increase by 14,073 million JPY and 10,257 million JPY, respectively.

IFRS 16 ‘Leases’ (“IFRS 16”) was issued in January 2016 and Takeda is required to adopt the new lease standard by April 1, 2019. The standard will replace IAS 17 ‘Leases’ and will require lease liabilities and ‘right of use’ assets to be recognized on the balance sheet for almost all leases. This is expected to result in a significant increase in both assets and liabilities recognized. The costs of operating leases currently included within cost of sales, selling, general and administrative expenses, research and development expenses, and other operating expenses will be disaggregated and the financing element of the expense will be reported within finance expenses. As a lessee, this standard can be applied retrospectively to each prior reporting period (retrospective approach) or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application (modified retrospective approach). Takeda is assessing the potential impact of IFRS 16 and the method of transition.

IFRIC 23 ‘Uncertainty over Income Tax Treatments’ was issued in June 2017 and Takeda is required to adopt the standard by April 1, 2019. The interpretation clarifies that if it is considered probable that a tax authority will accept an uncertain tax treatment, the tax charge should be calculated on that basis. If it is not considered probable, the effect of the uncertainty should be estimated and reflected in the tax charge. In assessing the uncertainty, it is assumed that the tax authority will have full knowledge of all information related to the matter. Takeda is continuing to assess the potential impact of the new interpretation.

In addition, the following amendments and interpretations have been issued:

•

Amendments to IFRS 10 and IAS 28 ‘Sale or Contribution of Assets between an Investor and its Associate or Joint Venture’. The IASB has deferred these amendments until a date to be determined by the IASB.

•	Amendments to IFRS 2 ‘Classification and Measurement of Share-based Payment Transactions’, effective for periods beginning on or after January 1, 2018.

•	IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’, effective for periods beginning on or after January 1, 2018.

•	Amendments to IAS 40 ‘Transfers of Investment Property’, effective for periods beginning on or after January 1, 2018

These additional amendments and interpretations are not expected to have a significant impact on Takeda’s net results, net assets or disclosures.

Use of Judgments, Estimates, and Assumptions

The preparation of consolidated financial statements in accordance with IFRS requires management to make certain judgments, estimates, and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments and estimates that have been made in the process of applying accounting policies and that have significant effects on the amounts reported in the consolidated financial statements and information about accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements are as follows:

•	Recognition and measurement of taxes based on uncertain tax positions (Note 7)

•	Recoverability of deferred tax assets (Note 7)

•	Impairment of property, plant and equipment; goodwill; and other intangible assets (Note 10, Note 11, and Note 12, respectively)

•	Measurement of defined benefit obligations (Note 22)

•	Measurement of provisions, including estimation of rebates and return reserves associated with Takeda’s product sales (Note 23)

•	Valuation assumptions relating to share-based compensation (Note 28)

•	Measurement of fair value of assets acquired and liabilities assumed and contingent consideration in business combinations (Note 31)

•	Probability of an outflow of resources embodying economic benefits on contingent liabilities (Note 32)

3.	Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries that are directly or indirectly controlled by the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Takeda controls an entity when Takeda is exposed or has rights to variable returns from involvement with the entity, and has the ability to affect those returns using its power, which is the current ability to direct the relevant activities, over the entity. To determine whether Takeda controls an entity, status of voting rights or similar rights, contractual agreements and other specific factors are taken into consideration.

The financial statements of the subsidiaries are included in the consolidated financial statements from the date when control is obtained until the date when control is lost. The financial statements of subsidiaries have been adjusted in order to ensure consistency with the accounting policies adopted by the Company as necessary.

Changes in ownership interest in subsidiaries that do not result in loss of control are accounted for as equity transactions. Any difference between the adjustment to non-controlling interests and the fair value of consideration transferred or received, is recognized directly in equity attributable to owners of the Company. When control over a subsidiary is lost, the investment retained after the loss of control is re-measured at fair value as of the date when control is lost, and any gain or loss on such re-measurement and disposal of the interest sold is recognized in profit or loss.

Investments in Associates and Joint Arrangements

Associates are entities over which Takeda has significant influence over the decisions on financial and operating policies, but does not have control or joint control. Investments in associates are accounted for using the equity method and recognized at cost on the acquisition date. The carrying amount is subsequently increased or decreased to recognize Takeda’s share of profit or loss and other comprehensive income of the affiliate. Intra-group profits on transactions with associates accounted for using the equity method are eliminated against the investment to the extent of Takeda’s equity interest in the associates. Intra-group losses are eliminated in the same way as intra-group profits unless there is evidence of impairment.

Joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Takeda classifies joint arrangement into either joint operations or joint ventures. The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement. Joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The assets, liabilities, revenues and expenses in joint operations are recognized in relation to Takeda’s interest. The investment in joint ventures is accounted for using the equity method. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within profit or loss.

Business Combinations

Business combinations are accounted for using the acquisition method. The identifiable assets acquired and the liabilities assumed are measured at the fair values at the acquisition date. Goodwill is measured as the excess of the sum of the fair value of consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree less the fair value of identifiable assets acquired, net of liabilities assumed at the acquisition date.

The consideration transferred for the acquisition of a subsidiary is measured as the fair value of the assets transferred, the liabilities incurred to former owners of the acquiree, and the equity interests issued by Takeda. Non-controlling interests is initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets on a transaction-by-transaction basis. The consideration for certain acquisitions includes amounts contingent upon future events, such as the achievement of development milestones and sales targets. Any contingent consideration included in the consideration payable for a business combination is recorded at fair value at the date of acquisition. These fair values are generally based on risk-adjusted future cash flows discounted using appropriate discount rates. The fair values are reviewed at the end of each reporting period. The changes in the fair value based on the time value of money are recognized in “Finance expenses” and the other changes are recognized in “Other operating income” or “Other operating expenses” in the consolidated statements of income.

Acquisition related costs are recognized as expenses in the period they are incurred. Changes in Takeda’s ownership interests in subsidiaries arising from transactions between Takeda and non-controlling interests that do not result in Takeda losing control over a subsidiary are treated as equity transactions and therefore, do not result in adjustments to goodwill.

Foreign Currency Translations

Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency of each entity within Takeda using the exchange rates at the dates of the transactions or rates that approximate the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the spot rates of exchange at the end of each reporting period. Non-monetary assets and liabilities that are measured at fair value in foreign currencies are translated using historical exchange rates at the date when the fair value was determined. Non-monetary assets and liabilities measured based on historical cost that are denominated in foreign currencies are translated at the exchange rate at the date of the initial transaction. Exchange differences arising from the translation or settlement are recognized in profit or loss except when related to financial assets measured at fair value through other comprehensive income, as well as financial instruments designated as hedges of net investments in foreign operations and cash flow hedges subsequently recognized as other comprehensive income. The gain or loss arising from translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss, are also recognized in other comprehensive income or profit or loss, respectively).

Foreign Operations

The assets and liabilities of foreign operations are translated using the spot exchange rates at the end of the reporting period, while income and expenses of foreign operations presented in net profit or loss and other comprehensive income are translated using the exchange rates at the dates of the transactions or rates that approximate the exchange rates at the dates of the transactions.

Exchange differences arising from translation are recognized as other comprehensive income. In cases in which foreign operations are disposed of, the cumulative amount of exchange differences related to the foreign operations is recognized as part of the gain or loss on disposal.

Revenue

Revenue consists primarily of sales of pharmaceutical products, as well as royalty and service income.

Revenue is recognized when significant risks and rewards of ownership have been transferred to a third party. Product sales are recognized when title passes to the customer, either upon shipment or upon receipt of goods by the customer, as specified in the sales agreement. Service and royalty income are recognized on an accrual basis in accordance with the substance of the relevant agreement.

Revenue is reduced by rebates, discounts, and products returned or expected to be returned which vary by product arrangements, government pricing, and the purchasing organization. In certain areas, Takeda has arrangements with purchasing organizations, as well as product sales subject to government pricing arrangements that are dependent upon the submission of claims sometime after the initial recognition of the sale. Provisions are made at the time of sale for the estimated rebates, discounts, or returns to be made, based on available market information and historical experience.

Because the amounts are estimated, they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the type of purchasing organization, end consumer, and product sales mix.

The level of accrual for rebates and returns is reviewed and adjusted regularly in light of contractual and legal obligations, historical trends, past experience, and projected market conditions. Market conditions are evaluated using wholesaler and other third-party analysis, market research data, and internally generated information.

Future events could cause the actual assumptions on which the accruals are based to change, which could affect the future results of Takeda.

Government Grants

Government grants are recognized when there is reasonable assurance that Takeda will comply with the conditions attached to them and receive the grants. Government grants for the purchasing of property, plant and equipment are recognized as deferred income and then recognized as net profit or loss and offset the related expenses on a systematic basis over the useful lives of the related assets. Government grants for expenses incurred are recognized as net profit or loss and offset the related expenses over the periods in which Takeda recognizes costs for which the grants are intended to compensate.

Advertising and Sales Promotion Expenses

Costs of advertising and sales promotion are expensed as incurred. Advertising and sales promotion expenses were 121,055 million JPY, 112,842 million JPY, and 115,708 million JPY for the years ended March 31, 2016, 2017 and 2018, respectively.

Research and Development Expenses

Research costs are expensed in the period incurred. Internal development expenditures are capitalized when the criteria for recognizing an asset are met in accordance with IAS 38 ‘Intangible Assets,’ usually when a regulatory filing has been made in a major market and approval is considered highly probable. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures are recognized in the income statement. Property, plant and equipment used for research and development is capitalized and depreciated in accordance with IFRS.

Income Taxes

Income taxes consist of current taxes and deferred taxes. Current and deferred taxes are recognized in profit or loss, except for income taxes resulting from business combinations, and income taxes recognized in either other comprehensive income or equity related to items that are recognized, in the same or different period, outside of profit or loss.

Current Taxes

The current tax payable or receivable is based on taxable profit for the year. Taxable profit differs from reported profit because taxable profit excludes items that are either never taxable or tax deductible or items that are taxable or tax deductible in a different period. Accrued income taxes and income tax receivable, including those from prior fiscal years, are measured at the amount that is expected to be paid to or received from the taxation authorities, reflecting uncertainty related to income taxes, if any. Takeda’s current taxes also include liabilities related to uncertain tax positions. Takeda’s current tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Deferred Taxes

Deferred taxes are calculated based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes at the end of the reporting period. Deferred tax assets are recognized for deductible temporary differences, unused tax credits and unused tax losses to the extent that it is probable that future taxable profit will be available against which the assets can be utilized. This requires us to evaluate and assess the probability of future taxable profit and our business plan, which are inherently uncertain. Uncertainty of estimates of future taxable profit could increase due to changes in economies in which we operate, changes in market conditions, effects of currency fluctuations, or other factors. Takeda’s deferred taxes also include liabilities related to uncertain tax positions. Deferred tax liabilities are generally recognized for taxable temporary differences.

Deferred tax assets and liabilities are not recognized for the following temporary differences:

•	Taxable temporary differences arising on the initial recognition of goodwill

•	The initial recognition of assets and liabilities in transactions that are not business combinations and affect neither accounting profit nor taxable profit (loss) at the time of the transaction

•

Deductible temporary differences arising from investments in subsidiaries and associates, when it is not probable that the temporary differences will reverse in the foreseeable future and that taxable profit will be available against which the temporary differences can be utilized

•

Taxable temporary differences arising from investments in subsidiaries and associates when the timing of the reversal of the temporary differences is controllable and it is not probable that they will reverse in the foreseeable future

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the periods in which the temporary differences are expected to reverse based on the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and the deferred tax assets and liabilities are for those related to income taxes levied by the same taxation authority on the same taxable entity.

Earnings per Share

Basic earnings per share is calculated by dividing profit or loss for the year attributable to owners of ordinary shares of the Company, by the weighted-average number of ordinary shares outstanding during the reporting period, adjusted by the number of treasury shares. Diluted earnings per share is calculated by adjusting all the effects of dilutive potential ordinary shares.

Property, Plant and Equipment

Property, plant and equipment are measured using the cost model and is stated at cost less accumulated depreciation and accumulated impairment loss. Acquisition cost includes mainly the costs directly attributable to the acquisition and the initial estimated dismantlement, removal, and restoration costs associated with the asset. Except for assets that are not subject to depreciation, such as land and construction in progress, assets are depreciated mainly using the straight-line method over the estimated useful life of the asset. Leased assets are depreciated using the straight-line method over the shorter of the lease term or the estimated useful life if it is reasonably certain that Takeda will obtain ownership by the end of the lease term. The depreciation of these assets begins when they are available for use.

The estimated useful life of major asset items is as follows:

• Buildings and structures	3 to 50 years

• Machinery and vehicles	2 to 20 years

• Tools, furniture and fixtures	2 to 20 years

Goodwill

Goodwill arising from business combinations is stated at its cost less accumulated impairment losses. Goodwill is not amortized. Goodwill is allocated to cash-generating units or groups of cash-generating units based on expected synergies and tested for impairment annually or whenever there is any indication of impairment. Impairment losses on goodwill are recognized in the consolidated statements of income and no subsequent reversal will be made.

Intangible Assets Associated with Products

Takeda regularly enters into collaboration and in-license agreements with third parties for products and compounds for research and development projects. Payments for collaboration agreements generally take the form of subsequent development milestone payments. Payments for in-license agreements generally take the form of up-front payments and subsequent development milestone payments.

Up-front payments for in-license agreements are capitalized upon commencement of the in-license agreements, and development milestone payments are capitalized when the milestone is triggered.

These intangible assets relating to products in development that are not yet available for use are not amortized. These intangible assets are assessed for impairment on an annual basis, or more frequently if indicators of a potential impairment exist. An impairment is recorded if the carrying value exceeds the recoverable amount of the intangible assets. Intangible assets relating to products which fail during development, or for which development ceases for any reason are written down to their recoverable amount which is typically nil.

If and when Takeda obtains approval for the commercial application of a product in development, the related in-process research and development assets will be reclassified to intangible assets associated with products and amortized over its estimated useful life from marketing approval.

An intangible asset associated with a product is amortized on a straight-line basis over the estimated useful life, which is based on expected exclusivity period, ranging from 3 to 20 years. Amortization of intangible assets is included in “Amortization and impairment losses on intangible assets associated with products” in the consolidated statements of income. “Amortization and impairment losses on intangible assets associated with products” is separately stated in the consolidated statement of income because intangible assets associated with products have various comprehensive rights and contribute to our ability to sell, manufacture, research, market and distribute products, compounds and benefit multiple business functions.

Intangible Assets – Software

Software is recognized at cost and amortized on a straight-line basis over the expected useful life. The useful life used for this purpose is three to seven years. Amortization of intangible assets – software is included in “Cost of sales,” “Selling, general and administrative expenses,” and “Research and development expenses” in the consolidated statements of income.

Leases

Leases are classified as finance leases if substantially all the risks and rewards incidental to ownership are transferred to the lessee. Leases other than finance leases are classified as operating leases.

As Lessee

At the commencement of the lease term, Takeda recognizes finance leases as assets and liabilities in the consolidated statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Lease payments for operating leases are recognized as expenses on a straight-line basis over the lease term, unless another systematic basis is more representative of the time pattern of the user’s benefit is available.

Impairment of Non-Financial Assets

Takeda assesses the carrying amounts of non-financial assets at the end of each reporting period, excluding inventories, deferred tax assets, assets held for sale, and assets arising from employee benefits, to determine whether there is any indication of impairment. If any such indication exists, or in cases in which an impairment test is required to be performed each year, the recoverable amount of the asset is estimated. In cases in which the recoverable amount cannot be estimated for each asset, they are estimated at the cash-generating unit level. The recoverable amount of an asset or a cash-generating unit is determined at the higher of its fair value less cost of disposal, or its value in use. In determining the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the time value of money and the risks specific to the asset. If the carrying amount of the asset or cash-generating unit exceeds the recoverable amount, impairment loss is recognized in profit or loss and the carrying amount is reduced to the recoverable amount. An asset or a cash-generating unit other than goodwill, for which impairment losses were recognized in prior years, is assessed at the end of the reporting period to determine whether there is any indication that the impairment loss recognized in prior periods may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset or cash-generating unit is estimated. In cases in which the recoverable amount exceeds the carrying amount of the asset or cash-generating unit, the impairment loss is reversed up to the lower of the estimated recoverable amount or the carrying amount that would have been determined if no impairment loss had been recognized in prior years. The reversal of impairment loss is immediately recognized in profit or loss.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is determined mainly using the weighted-average cost formula. The cost of inventories includes purchase costs, costs of conversion, and other costs incurred in bringing the inventories to the present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product. Before that point, a provision is made against the carrying value to its recoverable amount; the provision is then reversed at the point when a high probability of regulatory approval is determined.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value and due within three months from the date of acquisition.

Assets Held for Sale

An asset or disposal group for which the cash flows are expected to arise principally from sale rather than continuing use is classified as an asset held for sale when it is highly probable that the asset or disposal group will be sold within one year, the asset or disposal group is available for immediate sale in its present condition, and the management of Takeda is committed to the sale. In such cases, the asset held for sale is measured at the lower of its carrying amount and fair value less costs to sell.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statements of financial position.

Post-employment Benefit

Takeda sponsors lump-sum payments on retirement, pensions and other plans such as post-retirement medical care as post- employment benefit plans. They are classified into defined benefit plans and defined contribution plans.

Defined Benefit Plans

Takeda uses the projected unit credit method to determine the present value, the related current service cost, and the past service cost by each defined benefit obligation. The discount rate is determined by reference to market yields on high quality corporate bonds at the end of the reporting period. The net defined benefit liabilities (assets) in the consolidated statements of financial position are calculated by deducting the fair value of the plan assets from the present value of the defined benefit obligations. Past service cost defined as the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment is recognized in profit or loss upon occurrence of the plan amendment or curtailment.

Re-measurement of net defined benefit plans is recognized in full as other comprehensive income and transferred to retained earnings in the period in which they are recognized.

Defined Contribution Plans

The costs for defined contribution plans are recognized as expenses when the employees render the related service.

Provisions

Provisions are recognized when Takeda has present legal or constructive obligations as a result of past events, it is probable that outflows of resources embodying economic benefits will be required to settle the obligations and reliable estimates can be made of the amount of the obligations. Takeda’s provisions consist primarily of rebates and return reserves, as well as provisions for litigation and restructuring.

Financial Instruments

Takeda’s financial instruments include financial instruments related to lease contracts, trade and other receivables and payables, liabilities for contingent consideration under business combinations, and rights and obligations under employee benefit plans, which are dealt with in specific accounting policies.

Financial Assets

Initial Recognition and Measurement

Financial assets are recognized in the consolidated statements of financial position when Takeda becomes a party to the contractual provisions of the instruments. At the initial recognition, the financial assets are classified based on the nature and purpose in accordance with the following:

•	Financial assets at fair value through profit or loss – Either held-for-trading financial assets or financial assets designated as financial assets at fair value through profit or loss.

•	Loans and receivables – Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

•

Available-for-sale financial assets – Non-derivative financial assets and either designated as available-for-sale financial assets or not classified as (a) financial assets at fair value through profit or loss, or (b) loans and receivables.

Financial assets, except for financial assets at fair value through profit or loss, are initially measured at fair value plus transaction costs that are directly attributable to the acquisition.

Subsequent Measurement

•

Financial assets at fair value through profit or loss – Financial assets at fair value through profit or loss are measured at fair value, and any gains or losses arising on re-measurement are recognized in profit or loss.

•

Loans and receivables – Loans and receivables are measured at amortized cost using the effective interest method less any impairment loss. Interest income is recognized principally by applying the effective interest rate, unless the recognition of interest is immaterial as in the case of short-term receivables.

•

Available-for-sale financial assets – Available-for-sale financial assets are measured at fair value as of the end of the reporting period, and the gains and losses arising from changes in fair value are recognized in other comprehensive income. Exchange differences on monetary assets are recognized in profit or loss. Dividends on available-for-sale financial assets (equity instruments) are recognized in profit or loss in the reporting period when Takeda’s right to receive the dividends is established.

Impairment

Financial assets, other than financial assets at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered impaired when there is objective evidence that one or more events occurred after the initial recognition of the financial asset and it is reasonably anticipated to have had a negative impact on the estimated future cash flows of the asset. For available-for-sale equity instrument, a significant or prolonged decline in the fair value below its cost is considered objective evidence of impairment. Even when there is no objective evidence of impairment individually, certain categories of financial assets, such as trade receivables, are collectively assessed for impairment. For financial assets measured at amortized cost, the impairment loss is the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the original effective interest rate on the asset. In a subsequent period, if the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized; the previously recognized impairment loss is reversed through profit or loss. When an available-for-sale financial asset is determined to be impaired, the cumulative gain or loss that was previously accumulated in accumulated other comprehensive income (loss) is reclassified to profit or loss in the same period. In respect to available-for-sale equity investments, impairment loss previously recognized in profit or loss is not reversed through profit or loss. In respect to available-for-sale debt instruments, if the amount of the fair value increases in a subsequent period and the increase can be related objectively to an event occurring after the impairment was recognized; the previously recognized impairment loss is reversed through profit or loss.

Derecognition

Takeda derecognizes a financial asset only when the contractual right to receive the cash flows from the asset expires or when Takeda transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset, the difference between the carrying amount and the consideration received or receivable is recognized in profit or loss, and the cumulative gain or loss that was previously accumulated in accumulated other comprehensive income (loss) is reclassified to profit or loss.

Financial Liabilities

Initial Recognition and Measurement

Financial liabilities are recognized in the consolidated statements of financial position when Takeda becomes party to contractual provisions of financial instruments. Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, bonds and loans, or payables.

Financial liabilities, except for financial liabilities at fair value through profit or loss, are initially measured at fair value less transaction costs that are directly attributable to the issuance.

Subsequent Measurement

•

Financial liabilities at fair value through profit or loss – Financial liabilities at fair value through profit or loss are measured at fair value, and any gains or losses arising on re-measurement are recognized in profit or loss.

•	Other financial liabilities, including bonds and loans – Other financial liabilities are measured at amortized cost mainly using the effective interest method.

Derecognition

Takeda derecognizes a financial liability only when the obligation specified in the contract is discharged, cancelled, or expires. On derecognition of a financial liability, the difference between the carrying amount and the consideration paid or payable is recognized in profit or loss.

Derivatives

Takeda hedges the risks arising mainly from their exposure to fluctuations in foreign currency exchange rates and interest rates using derivative financial instruments such as foreign exchange forward contracts, interest rate swaps, and currency swaps. Takeda does not enter into derivative transactions for trading or speculative purposes. Derivatives not qualifying for hedge accounting are classified as financial assets or liabilities at fair value through profit or loss.

Hedge Accounting

Takeda designates certain derivatives and non-derivatives such as foreign-currency-denominated debt as cash flow hedges and hedges of net investments in foreign operations, respectively, and applies hedge accounting to them. Takeda documents the relationship between hedging instruments and hedged items based on the strategy for undertaking hedge transactions at the inception of the transaction. Takeda also assesses whether the derivatives used in hedging transactions are highly effective in achieving offsetting changes in cash flows and foreign currency of hedged items both at the hedge inception and on an ongoing basis.

Cash flow hedges – the effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. The cumulative gain or loss that was previously recognized in other comprehensive income is reclassified to profit or loss in the same period when the cash flows of the hedged items are recognized in profit or loss and in the same line item in the consolidated statements of income.

Net investment hedges – the gain or loss on hedging instruments is recognized in other comprehensive income. At the time of disposal of the foreign operations, the cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss.

Hedge accounting is discontinued when Takeda revokes the designation, when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting.

Share-based Payments

Takeda has implemented share-based payment programs and provides equity and cash-settled share-based payments.

Equity-settled Share-based Payments

Equity-settled share-based payments are granted based on the service performed by the employees, directors, and senior management. The service received and the corresponding increase in equity are measured at the fair value of the equity instruments at the grant date. The fair value of the equity instruments granted to employees, directors, and senior management are recognized as expense over the vesting period of the awards with a corresponding amount as an increase in equity.

Cash-settled Share-based Payments

Cash-settled share-based payments are granted based on the service performed by the employees, directors, and senior management. The service received and the corresponding liability are measured at the fair value of the corresponding liability. The fair value of the liability-classified awards granted to employees, directors, and senior management are recognized as expense over the vesting period of the awards with a corresponding amount as an increase in liability. Takeda re-measures the fair value of the liability at the end of each reporting period and at the date of settlement, and recognize any changes in fair value in profit or loss.

Capital

Ordinary Shares

Proceeds from the issuance of ordinary shares by the Company are included in share capital and share premium.

Treasury Shares

When the Company acquires treasury shares, the consideration paid is recognized as a deduction from equity. When the Company sells the treasury shares, the difference between the carrying amount and the consideration received is recognized in share premium.

4.	Operating Segment and Revenue Information

Takeda has historically reported Prescription Drug, Consumer Healthcare, and Other as its three operating and reportable segments.

In April 2017, Takeda disposed Wako Pure Chemical Industries, Ltd. which represented substantially all of the Other segment in terms of revenue and operating profit. Further, in March 2018, the Company announced it was considering an offer to purchase Shire plc (refer to Note 33). In connection with these changes and the Company’s focus on prescription drug, the Company has reconsidered its segment structure and reporting and concluded that Takeda comprises one operating segment, consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda’s Chief Operating Decision Maker.

As a result, the segment reporting has been changed for the year ended March 31, 2018, and the historical disclosures in the comparative periods have been restated to present the segments on a consistent basis for all periods.

Takeda’s revenue is comprised of the following for the years ended March 31:

	JPY (millions)
	2016	2017	2018
Sales of pharmaceutical products	¥1,750,910	¥1,671,911	¥1,693,838
Royalty and service income	56,468	60,140	76,693

Total	¥1,807,378	¥1,732,051	¥1,770,531

Takeda’s revenue from customers is based in the following geographic locations for the years ended March 31:

	JPY (millions)
	Japan	United States	Europe and Canada	Russia/ CIS	Latin America	Asia	Other	Total
2016	¥688,090	¥514,420	¥309,270	¥61,821	¥68,392	¥125,961	¥39,424	¥1,807,378
2017	655,344	520,161	279,693	57,550	72,516	112,799	33,988	1,732,051
2018	580,349	598,341	313,723	68,240	75,658	104,026	30,194	1,770,531

Other includes the Middle East, Oceania and Africa.

Takeda’s non-current assets are held in the following geographic locations:

	JPY (millions)
	Japan	United States	Other	Total
As of March 31, 2017	¥410,606	¥1,293,798	¥920,316	¥2,624,720
As of March 31, 2018	413,457	1,231,051	972,401	2,616,909

Non-current assets exclude financial instruments, deferred tax assets and net defined benefit assets.

Balances as of March 31, 2017, are revised to reflect the completed purchase price allocation of ARIAD Pharmaceutical Inc. (“ARIAD”) acquisition that resulted from adjustments to the provisional fair value of the acquired net assets (refer to Note 31).

Information Related to Major Customers

Takeda has one customer, Medipal Holdings Corporation and its subsidiaries (collectively, “Medipal Group”), that represents more than 10% of Takeda’s total sales. The sales to the Medipal Group were 258,661 million JPY, 265,646 million JPY, and, 220,249 million JPY for the years ended March 31, 2016, 2017 and 2018, respectively, and 56,521 million JPY and 49,565 million JPY of trade receivables at March 31, 2017 and 2018, respectively.

5.	Other Operating Income and Expenses

	JPY (millions) For the Year Ended March 31
	2016	2017	2018
Other operating income:
Receipt of contingent consideration	¥4,915	¥1,543	¥91
Change in fair value of contingent consideration (Note 31)	5,636	18,441	—
Gain on sales of property, plant and equipment and investment property (Note 19)	54	762	18,814
Gain on divestment of business to Teva Takeda Yakuhin (Note 14)	—	115,363	27,481
Gain on sale of shares of Wako Pure Chemical Industries, Ltd. (Note 19)	—	—	106,337
Other	10,740	7,424	16,689

Total	¥21,345	¥143,533	¥169,412

Other operating expenses:
Donations and contributions	¥2,442	¥3,763	¥5,603
Restructuring expense (Note 23)	25,760	54,589	44,736
Loss on liquidation of foreign operations	—	—	41,465
Change in fair value of contingent consideration (Note31)	—	—	10,523
Other	16,184	14,529	24,228

Total	¥44,386	¥72,881	¥126,555

For the year ended March 31, 2009, Takeda sold a business under terms and conditions that included a consideration that was contingent upon future events. The receipt of contingent consideration shown above represents payments received related to this disposal.

Loss on liquidation of foreign operations represents the recognition of the cumulative translation loss in the consolidated statement of income upon the liquidation of certain foreign operations.

6.	Finance Income and Expenses

	JPY (millions) For the Year Ended March 31
	2016	2017	2018
Finance Income:
Interest income	¥2,316	¥2,019	¥3,282
Dividends income	3,329	3,236	3,165
Gain on sales of available-for-sale financial assets	15,051	3,638	30,430
Gain on foreign currency exchange, net	—	1,897	—
Other	949	1,484	2,666

Total	¥21,645	¥12,274	¥39,543

Finance Expenses:
Interest expense	¥5,271	¥7,560	¥10,036
Change in fair value of contingent consideration liabilities (Note 31)	7,605	3,693	2,261
Impairment of available-for-sale financial assets	2,332	3,659	6,657
Loss on derivative financial assets	5,139	5,428	—
Loss on foreign currency exchange, net	8,896	—	10,279
Other	2,688	2,909	2,695

Total	¥31,931	¥23,249	¥31,928

7.	Income Taxes

Income Tax Expenses

The major components of income tax expenses are as follows:

	JPY (millions) For the Year Ended March 31
	2016	2017	2018
Current tax expenses	¥45,270	¥60,239	¥37,758
Deferred tax expenses	(8,211)	(32,406)	(7,261)

Total	¥37,059	¥27,833	¥30,497

Current tax expenses include the benefits arising from previously unused tax losses, tax credits, and temporary differences of prior periods. These effects decreased current tax expenses by 614 million JPY, 1,563 million JPY, and 8,005 million JPY for the years ended March 31, 2016, 2017 and 2018, respectively.

Deferred tax expenses include the benefits arising from previously unused tax losses, tax credits, and temporary differences of prior periods. These effects decreased deferred tax expenses by 26,378 million JPY, 10,915 million JPY, and 2,998 million JPY for the years ended March 31, 2016, 2017 and 2018, respectively.

The Company is mainly subject to income taxes, inhabitant tax, and deductible enterprise tax in Japan. The statutory tax rate calculated based on these taxes for the years ended March 31, 2016, 2017 and 2018 were 33.0%, 30.8% and 30.8%, respectively. The tax law changed during the periods presented, which resulted in the reduction in the statutory tax rate for the Company.

The following is a reconciliation from the Company’s domestic (Japanese) tax rate to the effective tax rate for the year ended March 31:

	(Unit: Percentage)
	2016	2017	2018
Company’s domestic (Japanese) tax rate	33.0	30.8	30.8
Non-deductible expenses for tax purposes	3.4	4.7	2.6
Changes in unrecognized deferred tax assets and deferred tax liabilities	(13.4)	(5.0)	(0.6)
Tax credits	(22.2)	(6.4)	(4.7)
Differences in applicable tax rates of subsidiaries	9.7	(7.1)	(5.4)
Changes in tax effects of undistributed profit of overseas subsidiaries	(5.7)	0.5	0.1
Effect of changes in applicable tax rates	7.2	(1.8)	(12.6)
Tax contingencies	15.3	3.7	2.7
Non-deductible impairment of goodwill	—	2.3	—
Changes in fair value of contingent consideration	0.7	(3.7)	1.7
Others	2.7	1.4	(0.6)

Effective tax rate	30.7	19.4	14.0

The Japanese statutory tax rate was reduced from 33.0% to 30.8% beginning April 1, 2016 due to the enactment of a partial amendment of the Income Tax Act, passed by the National Diet of Japan on March 29, 2016.

In the United States, the Tax Cuts and Jobs Act (“U.S. Tax Reform”) was enacted on December 22, 2017. The federal corporate tax rate was reduced from 35% to 21% beginning January 1, 2018 under the new tax law. As a consequence of U.S. Tax Reform enactment, Takeda recognized tax benefits of 27,516 million JPY during the year ended March 31, 2018, primarily from the revaluation of net deferred tax liabilities at lower future tax rates and the improved recoverability of deferred tax attributes resulting from U.S. Tax Reform enacted federal law changes. The impacts of U.S. Tax Reform described above are based on information currently available. As further interpretative guidance and clarification becomes available through legislation, U.S. Treasury action or other means, the assumptions underlying these estimates could change which could have a material impact on Takeda’s results.

The decrease in Takeda’s effective tax rate from 30.7% to 19.4% between the years ended March 31, 2016 and 2017, resulted primarily from a lower Japanese statutory tax rate; favorable geographical mix of earnings (in “Differences in applicable tax rates of subsidiaries”); a non-recurring favorable audit settlement during the year ended March 31, 2017, (in “Tax contingencies”); and a one-time tax provision during the year ended March 31, 2016, related to the revaluation of net deferred tax asset in Japan at a lower enacted rate, (in “Effect of changes in applicable tax rates”), partially offset by a non-recurring unfavorable audit settlement during the year ended March 31, 2016, (in “Tax contingencies”), and lower tax credits, (in “Tax credits”) and less subsidiary capital redemption, (in “Changes in unrecorded deferred tax assets and deferred tax liabilities”) during the year ended March 31, 2017, versus prior year.

The decrease in Takeda’s effective tax rate from 19.4% to 14.0% between the years ended March 31, 2017 and 2018, was primarily due to a one-time tax benefit from the enactment of U.S. Tax Reform principally related to the revaluation of net deferred tax liability at a lower enacted tax rate and improved recoverability of deferred tax attributes resulting from U.S. Tax Reform during the year ended March 31, 2018 (in “Effect of changes in applicable tax rates”), partially offset by tax benefit from subsidiary capital redemption (in “Changes in unrecorded deferred tax assets and deferred tax liabilities”) during the prior year that did not occur in the current year.

Deferred Taxes

Deferred tax assets and liabilities reported in the consolidated statements of financial position are as follows:

	JPY (millions) As of March 31
	2017	2018
Deferred tax assets	¥118,968	¥64,980
Deferred tax liabilities	(153,396)	(90,725)

Net deferred tax liabilities	¥(34,428)	¥(25,745)

The major items and changes in deferred tax assets and liabilities are as follows:

	JPY (millions)
	As of April 1, 2016	Recognized in Profit or (Loss)	Recognized in Other Comprehensive Income	Acquisitions through Business Combinations	Others*	As of March 31, 2017
Research and development expenses	¥60,836	¥(8,111)	¥—	¥—	¥(130)	¥52,595
Inventories	29,565	10,120	—	(1,135)	(98)	38,452
Property, plant and equipment	(41,590)	884	—	5,796	1,336	(33,574)
Intangible assets	(173,450)	77,813	—	(149,654)	(9,617)	(254,908)
Available-for-sale financial assets	(25,235)	—	(2,986)	—	(20)	(28,241)
Accrued expenses and provisions	85,493	(6,047)	—	1,482	(662)	80,266
Defined benefit plans	11,885	386	(7,688)	—	232	4,815
Deferred income	18,504	(1,652)	—	748	(38)	17,562
Unused tax losses	47,543	(26,132)	—	43,126	(1,651)	62,886
Tax credits	25,989	(872)	—	6,469	(2,023)	29,563
Investments in subsidiaries and associates	(150)	(35,311)	—	—	—	(35,461)
Other	7,914	21,328	(2,103)	749	3,729	31,617

Total	¥47,304	¥32,406	¥(12,777)	¥(92,419)	¥(8,942)	¥(34,428)

	JPY (millions)
	As of April 1, 2017	Recognized in Profit or (Loss)	Recognized in Other Comprehensive Income	Acquisitions through Business Combinations	Others*	As of March 31, 2018
Research and development expenses	¥52,595	¥(34,007)	¥—	¥—	¥(225)	¥18,363
Inventories	38,452	(6,561)	—	—	18	31,909
Property, plant and equipment	(33,574)	656	—	—	(111)	(33,029)
Intangible assets	(254,908)	84,254	—	—	1,696	(168,958)
Available-for-sale financial assets	(28,241)	—	4,074	—	89	(24,078)
Accrued expenses and provisions	80,266	(10,373)	—	—	(1,560)	68,333
Defined benefit plans	4,815	(3,032)	(432)	—	1,027	2,378
Deferred income	17,562	709	—	—	(503)	17,768
Unused tax losses	62,886	(16,114)	—	—	915	47,687
Tax credits	29,563	9,314	—	—	(2,456)	36,421
Investments in subsidiaries and associates	(35,461)	6,762	—	—	89	(28,610)
Other	31,617	(24,347)	(1,570)	—	371	6,071

Total	¥(34,428)	¥7,261	¥2,072	¥—	¥(650)	¥(25,745)

*	Other consists primarily of foreign currency translation difference and the tax impact relating to assets and liabilities classified as held for sale.

Balances as of March 31, 2017 are revised to reflect the completed purchase price allocation of ARIAD acquisition that resulted from adjustments to the provisional fair value of the acquired net assets (refer to Note 31).

Takeda considers the probability that a portion, or all of the future deductible temporary differences or unused tax losses can be utilized against future taxable profits upon recognition of deferred tax assets. In assessing the recoverability of deferred tax assets, Takeda considers the scheduled reversal of taxable temporary differences, projected future taxable profits, and tax planning strategies. Based on the level of historical taxable profits and projected future taxable profits during the periods in which the temporary differences become deductible, Takeda determined that it is probable that the tax benefits can be utilized.

The unused tax losses, deductible temporary differences, and unused tax credits for which deferred tax assets were not recognized are as follows:

	JPY (millions) As of March 31
	2017	2018
Unused tax losses	¥87,070	¥36,878
Deductible temporary differences	984	11,593
Unused tax credits	10,442	7,954

The unused tax losses and unused tax credits for which deferred tax assets were not recognized will expire as follows:

	JPY (millions) As of March 31
Unused tax losses	2017	2018
1st year	¥—	¥—
2nd year	—	92
3rd year	56	8,901
4th year	1,599	505
5th year	577	301
After 5th year	84,838	27,079

Total	¥87,070	¥36,878

	JPY (millions) As of March 31
Unused tax credits	2017	2018
Less than 5 years	¥4,114	¥3,201
5 years or more	6,328	4,753

Total	¥10,442	¥7,954

The aggregate amounts of temporary differences associated with investments in subsidiaries for which deferred tax assets were not recognized were 200,322 million JPY and 140,647 million JPY as of March 31, 2017 and 2018, respectively.

The aggregate amounts of temporary differences associated with investments in subsidiaries for which deferred tax liabilities were not recognized were 178,529 million JPY, and 157,656 million JPY as of March 31, 2017 and 2018, respectively.

8.	Earnings per Share

The basis for calculating basic and diluted earnings per share (“EPS”) (attributable to owners) for the years ended March 31 is as follows:

	2016	2017	2018
Net profit for the year attributable to owners of the Company:
Net profit for the year attributable to owners of the Company JPY (millions)	80,166	114,940	186,886
Net profit used for calculation of earnings per share JPY (millions)	80,166	114,940	186,886
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [basic]	783,933	781,096	780,812
Dilutive effect (thousands of shares)	4,235	4,792	5,895
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [diluted]	788,168	785,888	786,707
Earnings per share
Basic (JPY)	102.26	147.15	239.35
Diluted (JPY)	101.71	146.26	237.56

Basic EPS is calculated by dividing the net profit for the year attributable to owners of the Company, with the weighted average number of ordinary shares outstanding during the year. This calculation excludes the average number of treasury shares. Diluted EPS is calculated by dividing the net profit for the year attributable to owners of the Company, with the weighted-average number of ordinary shares outstanding during the year plus the weighted-average number of ordinary shares that would be issued upon conversion of all the dilutive ordinary shares into ordinary shares.

There were 901 thousand shares, such as stock options that are anti-dilutive, not included in the calculation of diluted earnings per share for the year ended March 31, 2017. There were no anti-dilutive shares for the years ended March 31, 2016 and 2018.

9.	Other Comprehensive Income (Loss)

Amounts arising during the year, reclassification adjustments to profit or loss, and tax effects for each component of other comprehensive income (loss) are as follows:

	JPY (millions) For the Year Ended March 31
	2016	2017	2018
Re-measurement (loss) or gain on defined benefit plans:
Amounts arising during the year	¥(27,905)	¥23,242	¥1,156
Tax effects	9,765	(7,688)	(432)

Re-measurement (loss) or gain on defined benefit plans	(18,140)	15,554	724

Exchange differences on translation of foreign operations:
Amounts arising during the year	(85,326)	(51,252)	8,125
Reclassification adjustments to (loss) or profit	(170)	22	39,964

Before tax effects	(85,496)	(51,230)	48,089
Tax effects	—	(590)	(1,478)

Exchange differences on translation of foreign operations	(85,496)	(51,820)	46,611

Net changes in revaluation of available-for-sale financial assets:
Amounts arising during the year	(11,083)	12,485	24,413
Reclassification adjustments to (loss) or profit	(15,036)	22	(23,773)

Before tax effects	(26,119)	12,507	640
Tax effects	8,806	(2,986)	4,074

Net changes on revaluation of available-for-sale financial assets	(17,313)	9,521	4,714

Cash flow hedges:
Amounts arising during the year	(79,255)	6,933	1,670
Reclassification adjustments to profit or (loss)	76,533	(418)	3,425

Before tax effects	(2,722)	6,515	5,095
Tax effects	855	(2,103)	(1,570)

Cash flow hedges	(1,867)	4,412	3,525

Share of other comprehensive income of investments accounted for using the equity method:
Amounts arising during the year	(265)	(38)	295
Reclassification adjustments to (loss) or profit	(1)	—	87

Before tax effects	(266)	(38)	382
Tax effects	—	—	—

Share of other comprehensive income of investments accounted for using the equity method	(266)	(38)	382

Total other comprehensive (loss) income for the year	¥(123,082)	¥(22,371)	¥55,956

10.	Property, Plant and Equipment

	JPY (millions)
	Buildings and structures	Machinery and vehicles	Tools, furniture, and fixtures	Land	Construction in progress	Total
Acquisition cost
As of April 1, 2016	¥547,039	¥423,357	¥129,303	¥81,607	¥42,533	¥1,223,839
Additions	14,485	11,519	5,102	—	41,301	72,407
Acquisitions through business combinations	2,460	507	101	—	—	3,068
Transfers	7,347	16,289	1,501	(118)	(25,632)	(613)
Disposals and other decreases	(9,160)	(12,758)	(7,877)	(229)	(271)	(30,295)
Reclassification to assets held for sale (Note 19)	(40,778)	(46,499)	(18,681)	(10,231)	(844)	(117,033)
Foreign currency translation differences	(3,806)	(4,584)	(1,357)	(529)	(309)	(10,585)
Other	(2,385)	(3,647)	(684)	(914)	1,274	(6,356)

As of March 31, 2017	¥515,202	¥384,184	¥107,408	¥69,586	¥58,052	¥1,134,432
Additions	19,778	11,327	6,288	63	37,071	74,527
Acquisitions through business combinations	—	—	—	—	—	—
Transfers	15,741	19,184	1,615	72	(37,382)	(770)
Disposals and other decreases	(864)	(8,459)	(9,564)	(77)	(376)	(19,340)
Reclassification to assets held for sale (Note 19)	(1,830)	(2,066)	(276)	(94)	—	(4,266)
Foreign currency translation differences	630	5,020	767	541	626	7,584
Other	(328)	(445)	313	(2)	(307)	(769)

As of March 31, 2018	¥548,329	¥408,745	¥106,551	¥70,089	¥57,684	¥1,191,398

Accumulated depreciation and accumulated impairment losses
As of April 1, 2016	¥(237,696)	¥(325,977)	¥(107,312)	¥(938)	¥—	¥(671,923)
Depreciation expenses	(20,683)	(22,241)	(8,511)	—	—	(51,435)
Impairment losses	(723)	(1,840)	(512)	(154)	(2,619)	(5,848)
Transfers	425	(1,604)	1,569	—	—	390
Disposals and other decreases	8,460	11,668	7,749	146	—	28,023
Reclassification to assets held for sale (Note19)	23,237	40,691	16,198	—	—	80,126
Foreign currency translation differences	2,041	3,825	1,081	23	—	6,970
Other	2,145	3,361	541	562	—	6,609

As of March 31, 2017	¥(222,794)	¥(292,117)	¥(89,197)	¥(361)	¥(2,619)	¥(607,088)
Depreciation expenses	(19,480)	(21,357)	(6,670)	—	—	(47,507)
Impairment losses	(13,620)	(454)	(9)	—	(137)	(14,220)
Transfers	637	5	90	—	—	732
Disposals and other decreases	701	7,126	9,268	—	—	17,095
Reclassification to assets held for sale (Note 19)	525	846	171	—	—	1,542
Foreign currency translation differences	(774)	(3,829)	(533)	(34)	—	(5,170)
Other	106	21	(108)	—	—	19

As of March 31, 2018	¥(254,699)	¥(309,759)	¥(86,988)	¥(395)	¥(2,756)	¥(654,597)

Carrying amount
As of April 1, 2016	¥309,343	¥97,380	¥21,991	¥80,669	¥42,533	¥551,916
As of March 31, 2017	292,408	92,067	18,211	69,225	55,433	527,344
As of March 31, 2018	293,630	98,986	19,563	69,694	54,928	536,801

Balances as of March 31, 2017 are revised to reflect the completed purchase price allocation of ARIAD acquisition that resulted from adjustments to the provisional fair value of the acquired net assets (refer to Note 31).

Property, plant and equipment includes assets held under finance leases. The carrying amount of these assets is as follows:

	JPY (million)
	Buildings and structures	Machinery and vehicles	Tools, furniture and fixtures
As of April 1, 2016	¥48,564	¥3,948	¥1,044
As of March 31, 2017	61,375	2,702	494
As of March 31, 2018	55,941	1,523	330

Takeda recognized the following impairment losses, which are reflected as follows, in the consolidated statements of income:

	JPY (millions) For the Year Ended March 31
	2016	2017	2018
Cost of sales	¥(65)	¥(1,079)	¥(365)
Selling, general and administrative expenses	(434)	—	—
Research and development expenses	(68)	(678)	—
Other operating expenses	(1,817)	(4,091)	(13,855)

Total	¥(2,384)	¥(5,848)	¥(14,220)

Impairment loss for the year ended March 31, 2016 was primarily related to the write down of a manufacturing plant to fair value less costs to sell upon its classification as held for sale assets. Impairment loss for the year ended March 31, 2017 was primarily due to the impairment of construction in progress relating to construction of a facility that was terminated following the decision to discontinue a product to be manufactured at this facility. Impairment loss for the year ended March 31, 2018 was related primarily to buildings and structures in research equipment which were deemed as underutilized assets, related to the Research and Development (“R&D”) transformation strategy.

The carrying amounts of the impaired assets were reduced to the recoverable amounts, which were measured at the fair value less costs of disposal using values, such as expected sales amounts. This fair value is classified as Level 3 in the fair value hierarchy.

11.	Goodwill

	JPY (millions)
	2017	2018
Acquisition cost
As of beginning of the year	¥779,316	¥1,020,471
Acquisitions (Note 31)	273,627	3,256
Deconsolidation	—	(899)
Foreign currency translation differences	(32,472)	6,512
Reclassification to assets held for sale (Note 19)	—	(49)

As of end of the year	¥1,020,471	¥1,029,291

Accumulated impairment losses
As of beginning of the year	¥—	¥(897)
Impairment losses	(903)	—
Deconsolidation	—	899
Foreign currency translation differences	6	(45)

As of end of the year	¥(897)	¥(43)

Carrying amount
As of beginning of the year	¥779,316	¥1,019,574
As of end of the year	1,019,574	1,029,248

Goodwill is allocated to the following groups of cash-generating units (“CGU”):

	JPY (millions) As of March 31
	2017	2018
Prescription drugs sold worldwide	¥554,659	¥527,481
Prescription drugs sold outside of the United States and Japan	391,889	429,363
Other	73,026	72,404

Total	¥1,019,574	¥1,029,248

Balances as of March 31, 2017 are revised to reflect the completed purchase price allocation of ARIAD acquisition that resulted from adjustments to the provisional fair value of the acquired net assets (refer to Note 31).

Impairment loss for goodwill is recognized if the recoverable amount of goodwill is less than the carrying amount. The recoverable amount is the greater of fair value less costs to sell, or value in use. Value in use is calculated by discounting the estimated future cash flows based on a three-year projection approved by management using an appropriate growth rate and a discount rate.

The significant assumptions used to calculate the recoverable amount (value in use) are as follows:

	Growth Rate	Discount Rate (Post-tax)	Discount Rate (Pre-tax)
	Based on country/market specific long-term average growth rate for the CGU	Based on country/market specific weighted average cost of capital	Based on country/market specific weighted average cost of capital
March 31, 2016	1.6% – 2.6%	5.8% – 13.5%	8.3% – 16.9%
March 31, 2017	1.5% – 2.7%	4.9% – 13.5%	7.0% – 16.9%
March 31, 2018	1.5% – 3.2%	5.6% – 14.4%	8.0% – 18.0%

During the year ended March 31, 2017, Takeda recognized a goodwill impairment loss of 903 million JPY, which is recorded in other operating expenses. There was no impairment recognized during the years ended March 31, 2016 and 2018.

The value in use substantially exceeds the relevant carrying amount in each group of CGUs, and a reasonable change in the assumptions would not result in an impairment.

12.	Intangible Assets

	JPY (millions)
	Software	Intangible Assets Associated with Products	Other	Total
Acquisition cost
As of April 1, 2016	¥62,143	¥1,556,854	¥23,813	¥1,642,810
Additions	12,990	62,282	463	75,735
Acquisitions through business combinations (Note 31)	—	433,047	—	433,047
Disposals and other decreases	(3,152)	(47,368)	(8)	(50,528)
Reclassification to assets held for sale (Note 19)	(1,774)	—	(1,048)	(2,822)
Foreign currency translation differences	(1,053)	(27,219)	117	(28,155)

As of March 31, 2017	¥69,154	¥1,977,596	¥23,337	¥2,070,087
Additions	16,934	32,594	1	49,529
Acquisitions through business combinations (Note 31)	—	41,764	—	41,764
Disposals and other decreases	(1,975)	(4,517)	(8)	(6,500)
Reclassification to assets held for sale (Note 19)	(158)	(2,655)	—	(2,813)
Deconsolidation	—	(2,356)	—	(2,356)
Foreign currency translation differences	830	(21,565)	(1,126)	(21,861)

As of March 31, 2018	¥84,785	¥2,020,861	¥22,204	¥2,127,850

Accumulated amortization and accumulated impairment losses
As of April 1, 2016	¥(42,871)	¥(845,242)	¥(11,569)	¥(899,682)
Amortization	(6,312)	(112,459)	(300)	(119,071)
Impairment losses	—	(44,609)	—	(44,609)
Disposals and other decreases	2,796	41,908	267	44,971
Reclassification to assets held for sale (Note 19)	657	—	510	1,167
Foreign currency translation differences	719	9,280	175	10,174

As of March 31, 2017	¥(45,011)	¥(951,122)	¥(10,917)	¥(1,007,050)
Amortization	(8,045)	(126,108)	(41)	(134,194)
Impairment losses	(88)	(19,080)	—	(19,168)
Reversal of impairment losses	—	23,057	—	23,057
Disposals and other decreases	1,242	2,397	6	3,645
Reclassification to assets held for sale (Note 19)	118	2,079	—	2,197
Deconsolidation	—	2,356	—	2,356
Foreign currency translation differences	13	15,557	1	15,571

As of March 31, 2018	¥(51,771)	¥(1,050,864)	¥(10,951)	¥(1,113,586)

Carrying amount
As of April 1, 2016	¥19,272	¥711,612	¥12,244	¥743,128
As of March 31, 2017	24,143	1,026,474	12,420	1,063,037
As of March 31, 2018	33,014	969,997	11,253	1,014,264

There were no material internally generated intangible assets recorded in the consolidated statements of financial position.

The intangible assets associated with products are comprised of the following:

	JPY (millions)
	Marketed Products	In-Process R&D	Carrying amount
As of April 1, 2016	¥617,269	¥94,343	¥711,612
As of March 31, 2017	645,449	381,025	1,026,474
As of March 31, 2018	698,329	271,668	969,997

Balances as of March 31, 2017 are revised to reflect the completed purchase price allocation of ARIAD acquisition that resulted from adjustments to the provisional fair value of the acquired net assets (refer to Note 31).

Marketed products mainly represent license rights associated with commercialized products. These include intangible assets associated with Pantoprazole acquired through the acquisition of Nycomed, which represent 340,396 million JPY and 318,281 million JPY as of March 31, 2017 and 2018, respectively, and intangible assets associated with Brigatinib and ICLUSIG acquired through the acquisition of ARIAD Pharmaceuticals, Inc., which represent 134,872 million JPY and 204,378 million JPY as of March 31, 2017 and 2018, respectively.

The remaining amortization period is 4 to 9 years as of March 31, 2018 for the assets acquired through the acquisition of Nycomed and 9 to 13 years for the assets acquired through the acquisition of ARIAD Pharmaceuticals, Inc.

In-process R&D mainly represents products in development and license rights obtained in connection with Takeda’s in-licensing and collaboration agreements. These agreements relate to the right to sell products that are being developed (refer to Note 13). These intangible assets are not subject to amortization. These include intangible assets associated mainly with Brigatinib acquired through the acquisition of ARIAD Pharmaceuticals, Inc., which represent 288,189 million JPY and 182,002 million JPY as of March 31, 2017 and 2018, respectively.

Impairment

Takeda’s impairment assessment for intangible assets requires a number of significant judgments to be made by management to estimate the recoverable amount, including the estimated pricing and costs, likelihood of regulatory approval, and the estimated market and Takeda’s share of the market. The most significant assumption for intangible assets associated with marketed products is the product market share of the therapeutic area and estimated pricing, whereas the most significant assumption with pre-marketed products and In-process R&D is the probability of regulatory approval. A change in these assumptions may have a significant impact on the amount, if any, of an impairment charge recorded during a period. For example, negative results from a clinical trial may change the assumption and result in an impairment. Products in development may be fully impaired when a trial is unsuccessful and there is no alternative use for the development asset.

Takeda recorded impairment losses of 10,002 million JPY (net of reversal of previous impairment), impairment losses of 44,609 million JPY, and reversal of impairment losses 3,889 million JPY (net of impairment losses) during the year ended March 31, 2016, 2017, and 2018, respectively. These losses are primarily recognized in amortization and impairment losses on intangible assets associated with products in the consolidated statement of income.

During the year ended March 31, 2016, Takeda recorded impairment losses of 18,555 million JPY resulting from a decision to relinquish its marketing rights for a product that was in-licensed during the prior year because of reduced sales of the product. The recoverable amount of the impaired assets amounted to 16,151 million JPY. This was offset by reversal of a previously recorded impairment loss of 8,553 million JPY related to COLCRYS, which was previously impaired due to a decline in expected profitability caused by the launch of a competing product. The subsequent sales performance indicated that the impairment loss had decreased and, therefore, was partially reversed. The recoverable amount of the assets subject to reversal amounted to 72,884 million JPY.

During the year ended March 31, 2017, Takeda recorded impairment losses of 44,609 million JPY primarily resulting from a decision to terminate development of certain products and competitive product launches. The recoverable amount of the impaired assets amounted to 45,275 million JPY. Specifically, during the year ended March 31, 2017, Takeda recorded an impairment of 16,003 million JPY due to a decline in expected profitability of COLCRYS, an impairment of 7,889 million JPY due to the termination of development of an oncology product, and an impairment of 3,359 million JPY due to the termination of development of a vaccine product.

During the year ended March 31, 2018, Takeda recorded reversal of a previously recorded impairment loss of 23,057 million JPY mainly related to COLCRYS based on more favorable sales performance. The recoverable amount of the assets related to the reversal was 49,113 million JPY. This was offset by impairment losses of 19,168 million JPY primarily resulting from a decision to terminate development of certain products. The recoverable amount of the impaired assets amounted to 3,185 million JPY.

Impairment losses were calculated by deducting the recoverable amount from the carrying amount.

The significant assumptions used to calculate the recoverable amount (value in use) are as follows:

	Discount Rate (Post-tax)	Discount Rate (Pre-tax)
March 31, 2016	7.7% – 14.5%	10.6% – 23.4%
March 31, 2017	5.7% – 13.5%	8.3% – 16.9%
March 31, 2018	6.5% – 14.4%	9.4% – 18.5%

A part of the recoverable amount was measured at the fair value, less cost of disposal (the amount that was expected to be received by selling the assets). This fair value is classified as Level 3 in the fair value hierarchy.

13.	Collaborations and Licensing Arrangements

Takeda is party to certain collaborative and licensing arrangements. These agreements generally provide for commercialization rights to a product or products being developed by the counterparty, and, in exchange, often resulted in an up-front payment is paid upon execution of the agreement and resulting an obligation that requires Takeda to make future development, regulatory approval, or commercial milestone payments as well as royalty payments. In some of these arrangements, Takeda and the licensee are both actively involved in the development and commercialization of the licensed product, and have exposure to risks and rewards that are dependent on its commercial success.

Under the terms of these collaboration and licensing arrangements, Takeda made the following payments during the years ended March 31:

	JPY (millions)
	2016	2017	2018
Initial up-front and milestone payments	¥22,472	¥62,282	¥32,594
Acquisition of shares of collaboration and in-licensing partners	1,207	2,480	15,074

As of March 31, 2018, Takeda had the potential to make future payments related to its option when exercised to acquire the collaboration and in-licensing partners’ equity interest for the future development and the commercialization of the licensed products. Such potential future payments may total up to approximately 80 billion JPY.

Collaboration and in-licensing arrangements

The following is a description of Takeda’s significant collaboration agreements.

Mersana Therapeutics (“Mersana”)

In March 2014, Takeda entered into an agreement with Mersana related to the development of antibody drug conjugates, which was expanded in January 2015 and again in February 2016. Under the agreements, Takeda and Mersana have identified certain product candidates and agreed terms of development and commercial rights between the parties. The rights vary based on product candidates. Takeda’s rights include various combination of development rights (exclusive, non-exclusive and development led by Mersana) and commercialization rights (worldwide and specific geographic regions). The agreement required an up-front payment, investment in Mersana, future milestone payments and royalties on the future sales of products.

TESARO, Inc. (“TESARO”)

In July 2017, Takeda entered into an exclusive licensing agreement with TESARO for the commercialization and clinical development of Niraparib, a novel poly ADP-ribose polymerase inhibitor. The collaboration agreement grants Takeda the right to develop and commercialize all indications in Japan and all indications, except prostate cancer, in South Korea, Taiwan, Russia and Australia. Under the terms of this agreement, Takeda has made an up-front payment and is required to make additional milestone payments upon the achievement of certain regulatory and commercial goals. TESARO will also be eligible to receive from Takeda tiered royalties based on a double-digit percentage of net product sales.

Denali Therapeutics (“Denali”)

In January 2018, Takeda entered into a collaboration agreement with Denali to develop and commercialize up to three specified therapeutic product candidates for neurodegenerative diseases. Each program is directed to a genetically validated target for neurodegenerative disorders, including Alzheimer’s disease and other indications, and incorporates Denali’s Antibody Transport Vehicle platform for increased exposure of biotherapeutic products in the brain. Under the terms of the agreement, Takeda made an up-front payment in exchange for certain option rights and the purchase of Denali equity. In addition, Denali is eligible to receive development and commercial milestone payments. Denali will be responsible for all development activities and costs prior to Investigational New Drug filing for each of the three programs. Takeda has the option to co-develop and co-commercialize each of the three programs. If Takeda exercises the option, the parties will then jointly conduct clinical development and share all costs equally. Denali will lead early clinical development activities and Takeda will lead late-stage clinical development activities. Takeda and Denali will jointly commercialize the products in the United States and China, and Takeda will have exclusive commercialization rights in all other markets. The parties will share global profits equally.

Wave Life Sciences Ltd. (“Wave”)

In February 2018, Takeda entered into an agreement with Wave to discover, develop and commercialize nucleic acid therapies for disorders of the central nervous system (“CNS”) and the agreement became effective in April 2018 after the receipt of clearance under the Hart-Scott-Rodino Antitrust Improvement Act (HSR Act). Under the agreement, Wave will provide Takeda the option to co-develop and co-commercialize programs in areas of Huntington’s disease (HD), amyotrophic lateral sclerosis (ALS), frontotemporal dementia (FTD) and spinocerebellar ataxia type 3 (SCA3). In addition, Takeda will have the right to license multiple preclinical programs targeting CNS disorders, including Alzheimer’s disease and Parkinson’s disease. The agreement required an up-front payment, investment in Wave and future contingent payments such as development and commercial milestone payments. Wave will continue to independently advance its activities in neuromuscular diseases, including its lead clinical program for the treatment of Duchene muscular dystrophy (DMD).

Out-licensing agreements

Takeda has entered into various licensing arrangements where it has licensed certain product or intellectual property rights for consideration such as equity interests of partners, up-front payments, development milestones, sales milestones and/or royalty payments.

14.	Investments Accounted for Using the Equity Method

Teva Takeda Pharma

Teva Takeda Pharma Ltd. (“Teva Takeda Pharma”) is a business venture of Takeda and Teva Pharmaceutical Industries Ltd. (“Teva”) headquartered in Israel.

On April 1, 2016, Takeda sold its off-patented and long-listed products business in Japan to Teva Takeda Yakuhin Ltd. (“Teva Takeda Yakuhin”), a subsidiary of Teva Takeda Pharma, and received 49.0% of shares of Teva Takeda Pharma as consideration for the business. The remainder of Teva Takeda Pharma is owned by a subsidiary of Teva. The long-listed products business had a book value of 3,755 million JPY on the date of disposal. Takeda has significant influence over Teva Takeda Pharma and has applied the equity method. Takeda accounted for the transaction based on IAS 28 ‘Investments in Associates and Joint Ventures’. Under this accounting, Takeda recognized a gain for the difference between the fair value consideration received (shares of Teva Takeda Pharma) and the carrying value of the business to the extent it had disposed of the business and it deferred the remainder of the gain (49%). The gain on transfer of business recorded in other operating income for the year ended March 31, 2017 was 115,363 million JPY, which included the gain of 102,899 million JPY recognized at the date of disposal. The remainder of the gain was deferred and is amortized over 15 years, which is the same period as the intangible assets identified in the purchase price allocation. The amortization of the gain is recorded in other operating income.

Teva Takeda Pharma, which continues its generics business, and Teva Takeda Yakuhin, which operates the long-listed products business and its generics business, are jointly engaged in business in Japan. Takeda recognizes revenue for product sales of goods related to its supply of the long-listed products, to Teva Takeda Yakuhin and service revenue for its distribution using its channel to deliver products including generic products of Teva Takeda Pharma and Teva Takeda Yakuhin, to healthcare providers.

The summarized consolidated financial information of Teva Takeda Pharma and Teva Takeda Yakuhin is as follows:

	JPY (millions) For the Year Ended March 31
	2017	2018
Revenue	¥105,547	¥103,719
Net loss for the year	(4,132)	(66,301)
Other comprehensive income (loss)	—	—
Total comprehensive loss for the year	(4,132)	(66,301)
Total comprehensive loss for the year (49.0%)	(2,025)	(32,487)
Other	(120)	(137)

Takeda’s share of loss for the year	¥(2,145)	¥(32,624)

	JPY (millions) As of March 31
	2017	2018
Non-current assets	¥255,179	¥163,979
Current assets	107,656	97,865
Non-current liabilities	(57,412)	(31,901)
Current liabilities	(25,019)	(20,119)

Equity	¥280,404	¥209,824

Takeda’s share of equity	¥137,398	¥102,814
Goodwill	66,094	66,094
Deferred gain	(86,519)	(73,554)

Carrying amount of investments accounted for using the equity method	¥116,973	¥95,354

The results of Teva Takeda Pharma and Teva Takeda Yakuhin for the year ended March 31, 2018 included an impairment loss of 104,753 million JPY of which, 35,725 million JPY represents Takeda’s share which was due to the 2018 revision of the pharmaceutical pricing system in Japan and the resulting changes in the business environment.

No dividend was received from Teva Takeda Pharma for the year ended March 31, 2017. Takeda received dividends of 4,159 million JPY from Teva Takeda Pharma for the year ended March 31, 2018. Teva Takeda Pharma cannot distribute its profits without the consent from the two venture partners.

Associates that are Individually Immaterial to Takeda

Financial information for associates, which are individually immaterial to Takeda, is as follows: These amounts are based on the shareholding ratio of Takeda.

	JPY (millions) For the Year Ended March 31
	2016	2017	2018
Net (loss) profit for the year	¥(3)	¥599	¥425
Other comprehensive (loss) income	(266)	(38)	382

Total comprehensive (loss) income for the year	¥(269)	¥561	¥807

The carrying amount of the investments in associates, which are individually immaterial to Takeda, is as follows:

	JPY (millions) As of March 31
	2017	2018
Carrying amount of investments accounted for using the equity method	¥9,438	¥12,595

15.	Other Financial Assets

	JPY (millions) As of March 31
	2017	2018
Derivative assets	¥2,960	¥3,289
Available-for-sale financial assets	164,490	171,884
Restricted deposits	52,530	87,381
Time deposits	1,131	—
Other	12,208	14,528

Total	¥233,319	¥277,082

Non-current	¥176,636	¥196,436
Current	¥56,683	¥80,646

As of March 31, 2017, and 2018, available-for-sale financial assets included 155,368 million JPY and 163,030 million JPY, respectively, of investments in public companies, and are considered Level 1 in the fair value hierarchy as defined in Note 27. The remainder of the available-for-sale assets primarily relate to investments acquired in connection with collaboration and research agreements (refer to Note 13).

The restricted deposits mainly represent cash held as required by the agreements entered into for anticipated acquisitions. This included cash held at March 31, 2017 for the acquisition of business from Unipharm, Inc., and at March 31, 2018 primarily for the expected acquisition of TiGenix NV (refer to Note 33).

16.	Inventories

	JPY (millions) As of March 31
	2017	2018
Finished products and merchandise	¥94,281	¥86,254
Work-in-process	61,951	63,145
Raw materials and supplies	69,816	63,545

Total	¥226,048	¥212,944

Balances as of March 31, 2017 are revised to reflect the completed purchase price allocation of ARIAD acquisition that resulted from adjustments to the provisional fair value of the acquired net assets (refer to Note 31).

The amount of inventory write-offs recognized as expenses was 10,936 million JPY, 11,621 million JPY, and 10,292 million JPY for the years ended March 31, 2016, 2017 and 2018 respectively.

17.	Trade and Other Receivables

	JPY (millions) As of March 31
	2017	2018
Trade receivables	¥366,181	¥369,652
Other receivables	66,952	59,414
Allowance for doubtful receivables	(9,728)	(8,819)

Total	¥423,405	¥420,247

18.	Cash and Cash Equivalents

	JPY (millions) As of March 31
	2017	2018
Cash and deposits	¥278,488	¥243,324
Short-term investments	40,967	51,198

Total	¥319,455	¥294,522

19.	Assets and Disposal Groups Held for Sale

Assets Held for Sale

	JPY (millions) As of March 31
	2017	2018
Buildings and structures	¥349	¥98
Machinery and vehicles	477	—
Tools, furniture and fixtures	23	—
Land	227	65
Investment property	15,835	—
Investments accounted for using the equity method	—	18

Total	¥16,911	¥181

Takeda has classified certain assets as held for sale in the consolidated statement of financial position. Non-current assets and disposal groups are transferred to assets held for sale when it is expected that their carrying amounts will be recovered principally through a sale and the sale is considered highly probable. The assets held for sale are held at the lower of carrying amount or fair value, less costs to sell.

The assets held for sale as of March 31, 2017, represent primarily investment property that was classified as held for sale during the year based on management’s decision to sell this property. No impairment was recorded upon classification of the building as held for sale. The building was sold during the year ended March 31, 2018 and a gain of 16,022 million JPY was recognized in other operating income.

The assets held for sale as of March 31, 2018 represent primarily buildings and structures that were classified as held for sale during the year then ended based on management decision to sell this property. No impairment was recorded upon classification of the building as held for sale.

The fair value of assets is based on valuations by independent appraisers who hold recognized and relevant professional qualifications in the respective location of assets held for sale. The valuations, which conform to the standards of the location, are based on market evidence of transaction prices for similar assets. The fair value of assets held for sale is classified as Level 3 in the fair value hierarchy.

Disposal Groups Held for Sale

	JPY (millions) As of March 31
	2017	2018
Property, plant and equipment	¥36,634	¥—
Intangible assets	1,655	—
Inventories	22,223	1,202
Trade and other receivables	28,978	1,466
Cash and cash equivalents	21,797	451
Other	10,108	692

Total assets	¥121,395	¥3,811

Bonds and loans	¥60,000	¥—
Net defined benefit liabilities	2,372	—
Provisions	107	1,066
Deferred tax liabilities	832	—
Trade and other payables	14,999	165
Other	10,346	1,983

Total liabilities	¥88,656	¥3,214

Gains or losses recognized resulting from measuring the disposal groups classified as held for sale at the lower of their carrying amounts or fair value, less costs to sell when assets or disposal groups are classified to held for sale, are recorded as other operating expense.

The disposal groups held for sale as of March 31, 2017, consisted mainly of a group of assets and liabilities related to Takeda’s consolidated subsidiary, Wako Pure Chemical Industries, Ltd. (“Wako”). On December 15, 2016, Takeda entered into an agreement to sell the subsidiary to FUJIFILM Corporation, and reclassified the disposal group as held for sale. Wako, a chemical company, was disposed of as it was no longer aligned with Takeda’s core business activities. No impairment was recorded upon classification of the disposal group as held for sale. At the time of sale, the carrying value of Wako’s net assets was de minimis. Takeda sold Wako and recorded a gain of 106,337 million JPY in other operating income. The proceeds from the sale netted with Wako’s cash-on-hand of 21,782 million JPY comprised the majority of Takeda’s proceeds from sales of business of 85,080 million JPY for the year ended March 31, 2018.

The disposal groups held for sale as of March 31, 2018, consisted mainly of a group of assets, liabilities, and other comprehensive income related to Takeda’s consolidated subsidiary, Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda., and reclassified as held for sale. The shares of the subsidiary have been sold in July 2018.

Takeda recorded a loss of 3,213 million JPY on the classification of the disposal group as held for sale for the year ended March 31, 2018. The fair value of disposal group held for sale is classified as Level 2 in the fair value hierarchy.

20.	Bonds and Loans

	JPY (millions) As of March 31
	2017	2018	Average Interest Rate (%)	Maturity Period
Bonds	¥179,836	¥172,889	1.2	July 2019 – January 2022
Short-term loans	405,054	18	1.1
Long-term loans	560,000	812,755	0.5	July 2019 – April 2027

Total	¥1,144,890	¥985,662

Non-current	¥599,862	¥985,644
Current	¥545,028	¥18

“Average interest rate” represents the weighted-average rate on the balance as of March 31, 2018. The interest rate fixed by the interest rate swaps is used for a portion of the long-term loans identified in the above table.

A summary of the bond terms is as follows:

JPY (millions) As of March 31
Name of Bond	Date of Issuance	2017	2018		Interest Rate (%)	Collateral	Date of Maturity
13th Unsecured straight bonds	March 22, 2012	¥59,974	¥—		0.5	—	March 22, 2018
14th Unsecured straight bonds	July 19, 2013	59,942	59,967		0.5	—	July 19, 2019
15th Unsecured straight bonds	July 19, 2013	59,920	59,944		0.7	—	July 17, 2020
US dollar unsecured senior notes (Due in 2022)	July 18, 2017	—	52,978 (500 million USD	)	2.5	—	January 18, 2022

	Total	¥179,836	¥172,889

The US dollar unsecured senior notes were issued in overseas markets, and are presented in US dollar amounts. At the time of issuance, Takeda had entered into foreign currency swap agreement to hedge the JPY amount for 200 million US dollar of the unsecured senior notes.

21.	Other Financial Liabilities

	JPY (millions) As of March 31
	2017	2018
Derivative liabilities	¥9,893	¥8,871
Finance lease obligations	58,811	53,149
Contingent consideration arising from business combinations (Note 31)	28,976	30,569
Other	12,996	28,247

Total	¥110,676	¥120,836

Non-current	¥81,778	¥91,223
Current	¥28,898	¥29,613

The future minimum payments related to the finance lease obligations are as follows:

	JPY (millions) As of March 31
	Minimum Lease Payments		Present Value of Minimum Lease Payments
	2017	2018	2017	2018
Within one year	¥4,995	¥4,808	¥2,111	¥2,127
Between one year and five years	17,647	14,335	7,297	4,704
More than five years	87,474	80,018	49,403	46,318

Total	¥110,116	¥99,161	¥58,811	¥53,149

Less: Future finance charges	51,305	46,012

Present value of minimum lease payments	¥58,811	¥53,149

Non-current	¥56,700	¥51,022
Current	¥2,111	¥2,127

The weighted average interest rates of the non-current and current finance lease obligations as of March 31, 2018 were 5.0 % and 5.6%, respectively.

22.	Employee Benefits

Defined Benefit Plans

The Company and some of its subsidiaries have various defined benefit plans such as lump-sum retirement payments plans, and defined benefit pension plans, which define the amount of benefits that an employee will receive on or after retirement, usually based on one or more factors, such as age, years of service, compensation, classes, and earned points, based on service.

The Company’s defined benefit plans account for the majority of Takeda’s defined benefit obligations and plan assets. The Company has a corporate defined benefit pension plan and a lump-sum retirement payment plan.

Defined benefit pension plans

The Company’s corporate defined benefit pension plan in Japan is a funded defined benefit pension plan, which is regulated by the Defined-Benefit Corporate Pension Act, one of the Japanese pension laws. Benefits are paid in exchange for services rendered by employees who worked for more than a specified period, typically three years, considering their years of service and the degree of their contribution to the Company.

The Company’s pension fund (the “Fund”) is an independent entity established in accordance with the Japanese pension laws, and Takeda has an obligation to make contributions. The Director(s) of the Fund has the fiduciary duty to comply with laws; the directives by the Minister of Health, Labor and Welfare, and the Director-Generals of Regional Bureaus of Health and Welfare made pursuant to those laws; and the by-laws of the Fund and the decisions made by the Board of Representatives of the Fund. Contributions are also regularly reviewed and adjusted as necessary to the extent permitted by laws and regulations.

The present value of the defined benefit obligation is calculated annually based on actuarial valuations that are dependent upon a number of assumptions, including discount rates and future salary (benefit) increases, in accordance with IAS 19 ‘Employee Benefits.’ Service costs charged to operating expense related to defined benefit plans represent the increase in the defined benefit liability arising from pension benefits earned by active participants in the current period. Takeda is exposed to investment and other experience risks and may need to make additional contributions where it is estimated that the benefits will not be met from regular contributions, expected investment income, and assets held.

Other types of defined benefit pension plans operated by Takeda are generally established and operated in the same manner as described above and in accordance with local laws and regulations where applicable.

Certain of the Company’s European subsidiaries changed a portion of their existing defined benefit plans into defined contribution plans during the year ended March 31, 2016. As a result, settlement gains and losses were recognized in the consolidated statement of income for the year ended March 31, 2016.

The amounts recognized in the consolidated statements of income and the consolidated statements of financial position are as follows:

Consolidated statements of income

	JPY (millions) For the Year Ended March 31
	2016	2017	2018
Japan	¥5,436	¥6,779	¥4,582
Rest of the world	5,268	5,210	5,772

Defined benefit costs	¥10,704	¥11,989	¥10,354

Consolidated statements of financial position

	JPY (millions) As of March 31
	Japan	Rest of the World	2017
Present value of defined benefit obligations	¥217,026	¥90,424	¥307,450
Fair value of plan assets	246,952	18,079	265,031

Net defined benefit liabilities	10,846	72,427	83,273
Net defined benefit assets	40,772	82	40,854

Net amount of liabilities (assets) recognized in the consolidated statement of financial position	¥(29,926)	¥72,345	¥42,419

	JPY (millions) As of March 31
	Japan	Rest of the World	2018
Present value of defined benefit obligations	¥198,686	¥99,174	¥297,860
Fair value of plan assets	230,421	21,207	251,628

Net defined benefit liabilities	9,604	78,007	87,611
Net defined benefit assets	41,339	40	41,379

Net amount of liabilities (assets) recognized in the consolidated statement of financial position	¥(31,735)	¥77,967	¥46,232

Net defined benefit assets were included in “Other non-current assets” in the consolidated statement of financial position, except for 1,210 million JPY included in “Assets held for sale” as of March 31, 2017. Net defined benefit liabilities included 2,372 million JPY in “Liabilities held for sale” as of March 31, 2017, related to disposal groups held for sale (refer to Note 19).

Defined benefit obligations

A summary of changes in present value of the defined benefit obligations for the periods presented is as follows:

	JPY (millions) For the Year Ended March 31
	Japan	Rest of the World	2017
At beginning of the year	¥236,957	¥94,135	¥331,092
Current service cost	6,015	3,601	9,616
Interest cost	964	1,515	2,479
Re-measurement of defined benefit plans
Re-measurement gains and losses arising from changes in demographic assumptions	(5,264)	(349)	(5,613)
Re-measurement gains and losses arising from changes in financial assumptions	(9,824)	(1,826)	(11,650)
Experience adjustments	259	601	860
Past service cost	823	294	1,117
Settlement	—	—	—
Benefits paid	(12,847)	(2,871)	(15,718)
Effect of business combinations and disposals	(57)	(185)	(242)
Foreign currency translation differences	—	(4,491)	(4,491)

At end of the year	¥217,026	¥90,424	¥307,450

	JPY (millions) For the Year Ended March 31
	Japan	Rest of the World	2018
At beginning of the year	¥217,026	¥90,424	¥307,450
Current service cost	4,866	4,295	9,161
Interest cost	1,424	1,713	3,137
Re-measurement of defined benefit plans
Re-measurement gains and losses arising from changes in demographic assumptions	3,294	(1,179)	2,115
Re-measurement gains and losses arising from changes in financial assumptions	(3)	782	779
Experience adjustments	466	297	763
Past service cost	11	5	16
Settlement	(2,515)	2,346	(169)
Benefits paid	(13,134)	(3,093)	(16,227)
Effect of business combinations and disposals	(12,749)	81	(12,668)
Foreign currency translation differences	—	3,503	3,503

At end of the year	¥198,686	¥99,174	¥297,860

The remaining weighted average duration of the defined benefit obligations was 14.1 years and 14.4 years as of March 31, 2017 and 2018, respectively.

Significant actuarial assumptions used to determine the present value are as follows:

	Discount Rate	Future Salary Increases
2017
Japan	0.7%	0.2%
Rest of the world	1.8%	2.5%
2018
Japan	0.7%	0.2%
Rest of the world	1.7%	2.7%

A 0.5% change in these actuarial assumptions would affect the present value of defined benefit obligations by the amounts shown below:

	JPY (millions)
	Discount Rate		Future Salary Increases
	Change in assumption	Impact	Change in assumption	Impact
2017
Japan	+ 0.50%	¥(12,910)	+ 0.50%	¥593
	- 0.50%	14,475	- 0.50%	(559)
Rest of the world	+ 0.50%	(6,761)	+ 0.50%	485
	- 0.50%	7,543	- 0.50%	(654)
2018
Japan	+ 0.50%	(12,250)	+ 0.50%	517
	- 0.50%	13,778	- 0.50%	(477)
Rest of the world	+ 0.50%	(7,371)	+ 0.50%	479
	- 0.50%	8,247	- 0.50%	(665)

Plan assets

The defined benefit plans are independent of Takeda and funded only by contributions from Takeda. Takeda’s investment policies are designed to secure the necessary returns in the long-term within acceptable risk levels to ensure payments of pension benefits to eligible participants, including future participants. The acceptable risk level in the return rate on the plan assets is derived from a detailed study considering the mid- to long-term trends and the changes in income such as contributions and payments. Based on policies and studies, after consideration of issues such as the expected rate of return and risks, Takeda formulates a basic asset mix which aims at an optimal portfolio on a long-term basis with the selection of appropriate investment assets.

A summary of changes in fair value of plan assets for the periods presented is as follows:

	JPY (millions)
	2017	2018
Balance at beginning of the year	¥262,977	¥265,031
Interest income on plan assets	1,224	1,959
Re-measurement of defined benefit plans Return on plan assets	6,839	4,813
Contributions by the employer	5,851	4,753
Settlement	—	(3,564)
Benefits paid	(12,068)	(11,507)
Effect of business combinations and disposals	—	(11,225)
Foreign currency translation differences	208	1,368

Balance at end of the year	¥265,031	¥251,628

Takeda expects to contribute 4,694 million JPY to the defined benefit plans for the year ending March 31, 2019.

Breakdown of fair value by asset class:

	JPY (millions) As of March 31
	2017		2018
	With Quoted Prices in Active Markets	No Quoted Prices in Active Markets	With Quoted Prices in Active Markets	No Quoted Prices in Active Markets
Equities:
Japan	¥16,761	¥2,838	¥15,494	¥2,804
Outside Japan	16,136	44,992	6,396	58,286
Bonds:
Japan	6,125	29,235	1,568	19,157
Outside Japan	8,057	26,086	2,278	38,716
Life insurance company general accounts	—	70,799	—	68,551
Cash and cash equivalent	7,409	—	8,452	—
Others	14,533	22,060	514	29,412

Total plan assets	¥69,021	¥196,010	¥34,702	¥216,926

Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on a contractual basis.

Defined Contribution Plans

The Company and some of the Company’s subsidiaries offer defined contribution benefit plans. Benefits of defined contribution plans are linked to contributions paid, the performance of each participant’s chosen investments, and the form in which participants choose to redeem their benefits. Contributions made into these plans are generally paid into an independently administered fund. Contributions payable by Takeda for these plans are charged to operating expenses. Takeda has no exposure to investment risks and other experience risks with regard to defined contribution plans.

The amount of defined contribution costs was 19,608 million JPY, 20,897 million JPY, and 19,525 million JPY for the years ended March 31, 2016, 2017 and 2018, respectively. These amounts include contributions to publicly provided plans.

Other Employee Benefit Expenses

Major employee benefit expenses other than retirement benefits for each fiscal year are as follows:

	JPY (millions) For the Year Ended March 31
	2016	2017	2018
Salary	¥241,335	¥226,985	¥215,256
Bonuses	76,713	68,935	70,708
Other	72,148	75,949	81,616

The above table does not include severance expenses.

23.	Provisions

The movements in the provisions are as follows:

	JPY (millions)
	Litigation (Note 32)	Restructuring	Rebates and Return Reserves	Other	Total
As of April 1, 2016	¥37,949	¥10,215	¥78,652	¥22,946	¥149,762
Increases	1,410	28,465	267,566	13,413	310,854
Decreases (utilized)	(7,471)	(10,554)	(247,594)	(10,894)	(276,513)
Decreases (reversed)	(376)	(632)	(9,202)	(2,642)	(12,852)
Increases (decreases) due to changes in consolidation scope	2,567	—	1,645	215	4,427
Reclassification to liabilities held for sale	—	—	—	(107)	(107)
Foreign currency translation differences	(633)	(376)	(197)	(461)	(1,667)

As of March 31, 2017	¥33,446	¥27,118	¥90,870	¥22,470	¥173,904
Increases	3,692	5,935	310,070	14,009	333,706
Decreases (utilized)	(12,372)	(19,183)	(284,164)	(11,579)	(327,298)
Decreases (reversed)	(286)	(128)	(9,557)	(2,045)	(12,016)
Increases (decreases) due to changes consolidation scope	—	(133)	—	(107)	(240)
Reclassification to liabilities held for sale	(676)	—	—	(390)	(1,066)
Foreign currency translation differences	(622)	(993)	(5,378)	826	(6,167)

As of March 31, 2018	¥23,182	¥12,616	¥101,841	¥23,184	¥160,823

The current portion of the provision is 115,341 million JPY, 135,796 million JPY, and 132,781 million JPY as of April 1, 2016, March 31, 2017 and 2018, respectively. The non-current portion of the provision is 34,421 million JPY, 38,108 million JPY and 28,042 million JPY, as of April 1, 2016, March 31, 2017 and 2018, respectively.

Balances as of March 31, 2017, are revised to reflect the completed purchase price allocation of ARIAD acquisition that resulted from adjustments to the provisional fair value of the acquired net assets (refer to Note 31).

Restructuring

Takeda has commenced various restructuring efforts during the years ended March 31, 2016, 2017 and 2018, in connection with efforts to transform its R&D function and to improve the efficiency of its operations. These initiatives included consolidation of sites and functions and reduction in workforce. A restructuring provision is recorded when Takeda has a detailed formal plan for the restructuring, including communication of the overall plan to its employees. Takeda records the provision and associated expenses based on estimated costs associated with the plan. The ultimate cost and the timing of any payments under the plan will be impacted by the actual timing of the actions and the actions of employees impacted by the restructuring activities. The payments for non-current restructuring provision are expected to be made within approximately 4 years.

Restructuring expenses recorded during the years ended March 31 are as follows:

	JPY (millions)
	2016	2017	2018
Cash:
Severance	¥7,692	¥32, 290	¥6,397
Consulting fees	7,571	7,271	7,205
Other	8,371	11,611	16,528

Total	¥23,634	¥51,172	¥30,130

Non-Cash:
Depreciation and impairment	2,126	3,417	¥14,606

Total	¥25,760	¥54,589	¥44,736

The other restructuring costs mainly relate to contract termination costs.

Rebates and Returns

Takeda has recognized a provision related mainly to sales rebates and sales returns for products and merchandises, which include sales linked rebates such as government health programs in the US. These are expected to be paid out generally within one year. Sales rebates and sales returns are reviewed and updated monthly or when there is a significant change in its amount.

Other

Other provisions are primarily related to asset retirement obligations, contract termination fees and onerous contracts.

24.	Other Liabilities

	JPY (millions) As of March 31
	2017	2018
Accrued expenses	¥219,749	¥231,497
Deferred income	62,918	52,527
Other	51,277	48,206

Total	¥333,944	¥332,230

Non-current	¥77,437	¥68,300
Current	¥256,507	¥263,930

Accrued expenses include accrued labor cost of 110,988 million JPY and 108,766 million JPY as of March 31, 2017 and 2018, respectively.

Deferred income includes government grants for the purchase of property, plant and equipment. The grants amounts received were 26,215 million JPY and 23,937 million JPY during the years ended March 31, 2017 and 2018, respectively. The primary government grants relate to funding a portion of Takeda’s investment in the development and production of new influenza vaccines. Takeda was reimbursed for investments it made in facilities. The grant income is recognized over the life of the associated assets and is recorded as an offset to the depreciation expense (included in cost of sales, selling, general, and administrative expenses, and research and development expenses). Deferred income also includes unearned co-promotion fees received in advance of 26,453 million JPY and 21,656 million JPY as of March 31, 2017 and 2018, respectively. The unearned co-promotion fees will offset selling, general and administrative expenses during the periods as planned on a pro rata basis.

25.	Trade and Other Payables

	JPY (millions) As of March 31
	2017	2018
Trade payables	¥125,713	¥133,705
Other payables	114,910	106,554

Total	¥240,623	¥240,259

Trade payables relate to expenditures associated with Takeda’s manufacturing and other payables relate to other expenditures associated with its day-to-day operations.

26.	Equity and Other Equity Items

	(Thousands of Shares)
	2017	2018
Authorized shares as of April 1	3,500,000	3,500,000
Outstanding shares:
At April 1	790,284	790,521
Exercise of stock options	237	617
Issuance of shares	—	3,550

At March 31	790,521	794,688

The shares issued by the Company are ordinary shares with no par value that have no restrictions on any rights. The number of treasury shares included in the above “Outstanding shares” was 4,032 thousand shares,

6,745 thousand shares, 9,680 thousand shares, and 13,379 thousand shares as of April 1, 2015, March 31, 2016, 2017 and 2018, respectively. The number of treasury shares as of March 31, 2018 includes 13,133 thousand shares held by the Employee Stock Ownership Plan (“ESOP”) Trust and the Board Incentive Plan (“BIP”) Trust. The ESOP and BIP Trust acquired 6,804 thousand shares and sold 3,116 thousand shares during the year ended March 31, 2018.

During the year ended March 31, 2018, the Company issued 3,550,000 shares through third-party allotment to the Master Trust Bank of Japan, Ltd., which is the trust account for Takeda’s ESOP subsidiary. The issuance of these shares resulted in an increase in share capital of 11,388 million JPY and share premium of 11,286 million JPY. The Master Trust Bank of Japan is a co-trustee of the ESOP. This issuance was approved by the resolution of our Board of Directors. These shares were reacquired by the Company from the ESOP trust for distribution of share based compensation awards. The reacquisition of the shares resulted in an increase in treasury shares of 22,773 million JPY.

Dividends Declared	Total Dividends JPY (millions)	Dividends per Share (JPY)	Basis Date	Effective Date
April 1, 2015 to March 31, 2016
Q1 2015	¥71,081	¥90.00	March 31, 2015	June 29, 2015
Q3 2015	71,101	90.00	September 30, 2015	December 1, 2015
April 1, 2016, to March 31, 2017
Q1 2016	71,112	90.00	March 31, 2016	June 30, 2016
Q3 2016	71,122	90.00	September 30, 2016	December 1, 2016
April 1, 2017, to March 31, 2018
Q1 2017	71,133	90.00	March 31, 2017	June 29, 2017
Q3 2017	71,165	90.00	September 30, 2017	December 1, 2017

Dividends declared for which the effective date falls in the following fiscal year are as follows:

Dividends Declared and Paid	Total Dividends JPY (millions)	Dividends per Share (JPY)	Basis Date	Effective Date
April 1, 2018 to March 31, 2019
Q1 2018	¥71,507	¥90.00	March 31, 2018	June 29, 2018

27.	Financial Instruments

Capital Management

The capital structure of Takeda consists of shareholders’ equity (Note 26), debt (Note 20), and cash and cash equivalents (Note 18). The fundamental principles of Takeda’s capital risk management are to build and maintain a steady financial base for the purpose of maintaining soundness and efficiency of operations and achieving sustainable growth. According to these principles, Takeda conducts capital investment, profit distribution such as dividends, and repayment of loans based on steady operating cash flows through the development and sale of competitive products. Takeda balances its capital structure between debt and equity and adheres to a conservative financial discipline. Takeda monitors this balance through the use and has a target of a medium-term net debt to earnings before interest, taxes, depreciation, and amortization ratio of 2.0x or less.

Financial Risk Management

Takeda promotes risk management to reduce the financial risks arising from business operations. The principal risks to which Takeda is exposed include customer credit risk, liquidity risk and market risks caused by changes in the market environment such as fluctuations in the price of foreign currency, interest rates and market prices. Each of these risks are managed in accordance with Takeda’s policies.

Financial assets

	JPY (millions) As of March 31
	2017	2018
Cash and cash equivalents	¥319,455	¥294,522
Financial assets at fair value through profit or loss (derivatives)	2,960	762
Derivative transactions to which hedge accounting is applied	—	2,527
Loans and receivables	489,274	522,157
Available-for-sale financial assets	164,490	171,884

Financial liabilities

	JPY (millions) As of March 31
	2017	2018
Financial liabilities at fair value through profit or loss(derivatives)	¥7,419	¥5,373
Financial liabilities at fair value through profit or loss (contingent considerations arising from business combinations)	28,976	30,569
Derivative transactions to which hedge accounting is applied	2,474	3,498
Other financial liabilities, including bonds and loans	1,457,320	1,307,317

Credit Risk

Takeda is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions, and other financial instruments. Trade and other receivables are exposed to customer credit risk. Takeda monitors the status of overdue balances, reviews outstanding balances for each customer and regularly examines the credibility of major customers in accordance with Takeda’s policies for credit management to facilitate the early evaluation and the reduction of potential credit risks. If necessary, Takeda obtains rights to collateral or guarantees on the receivables.

Cash reserves of the subsidiaries are concentrated mostly with the Company and regional treasury centers located in the United States and Europe through the group cash pooling system. These cash reserves are primarily managed exclusively by investments in highly rated short-term bank deposits and bonds of highly rated issuers within the investment limits determined by reviewing the investment ratings and terms under Takeda’s policies for fund management, resulting in limited credit risk. Cash reserves, other than those subject to the group cash pooling system, are managed by each consolidated subsidiary in accordance with the Company’s fund management policies.

For derivatives, Takeda enters into trading contracts only with highly rated financial agencies in order to minimize counterparty risk.

The maximum exposure to credit risk, without taking into account of any collateral held at the end of the reporting period, is represented by the carrying amount of the financial instruments which is exposed to credit risk on the consolidated statement of financial position.

The following represents the age of trade receivables that are past due but not impaired:

		JPY (millions)
	Total	Amount Past Due
		Within 30 Days	Over 30 Days but within 60 Days	Over 60 Days but within 90 Days	Over 90 Days but within One Year	Over One Year
As of March 31, 2017	¥8,955	¥2,746	¥1,912	¥369	¥2,696	¥1,232
As of March 31, 2018	16,222	6,453	2,243	782	5,042	1,702

The amounts in the above table are net of allowances for doubtful receivables. Management believes that the unimpaired amounts that are past due are still collectible in full, based on historical payment behavior and extensive analysis of customer credit risk.

The following is a summary of the change in allowance for doubtful receivables for the periods presented:

	JPY (millions)
	2016	2017	2018
At beginning of the year	¥3,278	¥9,165	¥9,733
Increases	7,972	2,438	1,946
Decreases (utilized)	(1,192)	(1,185)	(1,941)
Decreases (reversed)	(733)	(712)	(1,130)
Reclassification to assets held for sale	—	(40)	(45)
Foreign currency translation differences	(160)	67	262

At end of the year	¥9,165	¥9,733	¥8,825

Liquidity Risk

The Company manages liquidity risk and establishes an adequate management framework for liquidity risk to secure stable short-, mid-, and long-term funds and sufficient liquidity for operations. Takeda manages liquidity risk by continuously monitoring forecasted cash flows, actual cash flows and the balance of available-for-sale financial assets. In addition, Takeda has commitment lines with some counterparty financial institutions to manage liquidity risk.

The table below presents the balances of financial liabilities by maturity. The contractual cash flows are presented on an undiscounted cash flow basis, including interest expense.

	JPY (millions)
	Carrying Amount	Contract Amount	Within One Year	Between One and Two Years	Between Two and Three Years	Between Three and Four Years	Between Four and Five Years	More than Five Years
As of March 31, 2017
Bonds and loans
Bonds	¥179,836	¥182,459	¥61,068	¥746	¥60,520	¥60,125	¥—	¥—
Loans	965,054	973,043	486,862	1,005	60,937	70,849	878	352,512

Trade and other payables	240,623	240,623	240,623	—	—	—	—	—
Finance leases	58,811	110,116	4,995	5,839	5,272	3,678	2,858	87,474
Derivative liabilities	9,893	9,880	8,413	731	552	184	—	—
Derivative assets	(2,960)	(2,960)	(2,960)	—	—	—	—	—
As of March 31, 2018
Bonds and loans
Bonds	¥172,889	¥179,567	¥2,050	¥61,824	¥61,429	¥54,264	¥—	¥—
Loans	812,773	872,738	5,556	66,611	76,879	6,881	81,882	634,929

Trade and other payables	240,259	240,259	240,259	—	—	—	—	—
Finance leases	53,149	99,161	4,808	5,410	3,495	2,709	2,721	80,018
Derivative liabilities	8,871	6,364	5,639	40	(336)	1,021	—	—
Derivative assets	(3,289)	(33,590)	(3,049)	(3,383)	(3,729)	(3,698)	(3,699)	(16,032)

For bonds and loans denominated in a foreign currency, Takeda uses currency swaps and applies hedge accounting. The contract amount of foreign currency bonds applicable for hedge accounting was 0 million JPY and 21,287 million JPY (200 million USD) as of March 31, 2017 and 2018 respectively. The contract amount of foreign currency loans applicable for hedge accounting was 0 million JPY and 98,451 million JPY (925 million USD) as of March 31, 2017 and 2018 respectively.

Market Risk

Major market risks to which Takeda is exposed are 1) foreign currency risk, 2) interest rate risk and 3) commodity price fluctuation risk. Financial instruments affected by market risk include loans and borrowings, deposits, available-for-sale financial assets and derivative financial instruments. Takeda uses derivatives, such as forward exchange contracts, for hedging.

Takeda enters into derivative hedging contracts according to Takeda’s policies which determine the authority for entering into such transactions and the transaction limits.

Foreign Currency Risk

Takeda’s exposure to the risk of changes in foreign exchange rates primarily relates to its operations (when revenue or expense is denominated in a foreign currency) and the Company’s net investments in foreign subsidiaries. The Company manages foreign currency risks in a centralized manner. Takeda’s subsidiaries do not bear the risks of fluctuations in exchange rates. Foreign currency risks are hedged by derivative transactions, such as forward exchange contracts to achieve the expected net positions of trade receivables and payables in each foreign currency on a monthly basis.

Takeda uses forward exchange contracts, currency swaps, and currency options for individually significant foreign currency transactions. Foreign currency risk of the net investments in foreign operations is managed through the use of foreign-currency-denominated borrowing.

	JPY (millions)
	For the Year Ended March 31, 2017
	Contract Amount	More than one year	Fair Value
Forward exchange contracts:
Selling:
Euro	¥130,322	¥—	¥1,690
United States Dollar	54,389	—	(1,481)
Chinese Yuan	20,231	—	(2,013)
Taiwan New Dollar	930	—	(60)
Thai Bhat	945	—	(53)
Buying:
Euro	119,874	—	(2,814)
United States Dollar	8,833	—	656
British Pound	2,839	—	(134)
Singapore Dollar	1,074	—	28
Currency options:
Buying (put option):
Russian Ruble	1,496	—	(276)

Other than the above, starting from April 1, 2016, Takeda designated loans denominated in the US dollar as hedges of net investments in foreign operations and applied hedge accounting in order to manage the foreign currency exposure. The fair value of the foreign-currency-denominated loans was 97,928 million JPY as of March 31, 2017.

	JPY (millions)
	For the Year Ended March 31, 2018
	Contract Amount	More than one year	Fair Value
Forward exchange contracts:
Selling:
Euro	¥98,198	¥—	¥(894)
United States Dollar	39,799	—	100
Chinese Yuan	20,528	—	(1,211)
Taiwan New Dollar	944	—	14
Thai Bhat	910	—	(15)
Buying:
Euro	173,627	—	(964)
United States Dollar	9,585	—	(19)
Thai Bhat	2,388	—	71
British Pound	1,601	—	41
Singapore Dollar	938	—	(16)
Chinese Yuan	178	—	(1)
Currency swaps:
Buying:
United States Dollar	124,028	123,993	(1,773)

The above currency swaps were related to bonds and loans denominated in foreign currency, which the Company designated as cash flow hedges.

Other than the above, Takeda designated loans and bonds denominated in the US dollar as hedges of net investments in foreign operations and applied hedge accounting in order to manage the foreign currency exposure. The fair value of the foreign-currency-denominated loans and foreign-currency-denominated bonds were 61,200 million JPY and 31,930 million JPY, respectively, as of March 31, 2018.

Takeda is exposed mainly to foreign currency risks of the US dollar and Euro. A depreciation of the JPY by 5% against the US dollar and Euro would impact profit or loss by 9,346 million JPY, 5,156 million JPY, and 12,533 million JPY as of March 31, 2016, 2017 and 2018, respectively. These amounts do not include the effects of foreign currency translation on financial instruments in the functional currency or on assets, liabilities, revenue, and expenses of foreign operations. This analysis assumes that all other variables, in particular interest rates, remain constant. The Company’s exposure to foreign currency changes for all other currencies is not material.

Interest Rate Risk

Takeda’s exposure to the risk of changes in market interest rates relates to the outstanding borrowings with floating interest rates. Takeda uses interest rate swaps that fix the amount of interest payments to manage interest rate risks. The following summarizes interest rate swaps for the periods ended March 31:

	JPY (millions)
	As of March 31
	Notional Amount	More than One Year	Fair Value
2017	¥170,000	¥120,000	¥(2,474)
2018	300,938	300, 938	(970)

The above swaps are related to the borrowings which the Company designated as cash flow hedges.

The following represents interest rate sensitivity analysis for the periods presented. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.

	JPY (millions)
	As of March 31, 2017		As of March 31, 2018
	Interest Rates		Interest Rates
	+1%	-1%	+1%	-1%
Impact on other comprehensive income (before tax effects)	¥2,653	¥(2,653)	¥16,543	¥(16,543)

There is no impact on profit because the amount of interest payments from all the outstanding borrowings with floating rates are fixed using interest rate swaps.

Price Fluctuation Risk Management

For equity instruments, the Company manages the risk of price fluctuations in the instruments by regularly reviewing share prices and financial positions of the issuers.

Market Price Sensitivity Analysis

The analysis shows that if the market price for the underlying equity instruments, the equity securities held by Takeda and investments in trusts which hold equity securities on behalf of Takeda had increased by 10%, the hypothetical impact on other comprehensive income (before tax effect) would have been 15,537 million JPY and 16,303 million JPY as of March 31, 2017 and 2018 respectively. This analysis assumes that all other variables, in particular interest rates and foreign currency exchange rates, remain constant.

Reconciliation of liabilities arising from financing activities

	JPY (millions)
	Bonds	Long- term Loans	Short- term Loans	Finance Lease Obligations	Derivative Assets Used for Hedge of Debts	Derivative Liabilities Used for Hedge of Debts	Total
As of April 1, 2017	¥179,836	¥560,000	¥405,054	¥58,811	¥—	¥—	¥1,203,701
Cash flows from financing activities
Net increase (decrease) in short-term loans	—	—	(403,931)	—	—	—	(403,931)
Proceeds from long-term loans	—	337,955	—	—	—	(801)	337,154
Payments of long-term loans	—	(80,000)	—	—	—	—	(80,000)
Proceeds from issuance of bonds	55,951	—	—	—	348	—	56,299
Repayments of bonds	(60,000)	—	—	—	—	—	(60,000)
Repayment of obligations under finance lease	—	—	—	(2,658)	—	—	(2,658)
Interest paid	—	—	—	(2,855)	—	—	(2,855)
Non-cash items
Foreign exchange movement	(3,019)	(5,244)	(1,105)	(2,610)	—	—	(11,978)
Change in fair value	—	—	—	—	(528)	2,754	2,226
Others	121	44	—	2,461	—	—	2,626

As of March 31, 2018	¥172,889	¥812,755	¥18	¥53,149	¥(180)	¥1,953	¥1,040,584

“Others” includes increase in debts due to application of amortized cost method.

Fair Value Measurements

Financial Assets and Liabilities at Fair Value through Profit or Loss

The fair value of derivatives to which hedge accounting was not applied is measured at quoted prices or quotes obtained from financial institutions, whose significant inputs to the valuation model used are based on observable market data.

Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently re-measured to fair value at each reporting date. The determination of the fair value is based on discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target and the discount factor. The fair value measurement of contingent considerations arising from business combinations is stated in Note 31, “Business Combinations.”

Loans and Receivables

As trade receivables are settled in a short period, their carrying amounts approximate their fair values.

Available-for-Sale Financial Assets

The fair value of available-for-sale financial assets is measured at quoted prices or quotes obtained from financial institutions.

Derivative Transactions to which Hedge Accounting is applied

The fair value of derivatives to which hedge accounting is applied is measured at quotes obtained from financial institutions, whose significant inputs to the valuation model used are based on observable market data.

Other Financial Liabilities

The fair value of bonds is measured at quotes obtained from financial institutions, and the fair value of loans and finance leases is measured at the present value of future cash flows discounted using the applicable effective interest rate on the loans with consideration of the credit risk by each group classified in a specified period.

Other current items are settled within a short period, and the coupon rates of other non-current items reflect market interest rates. Therefore, the carrying amounts of these liabilities approximate their fair values.

Fair Value Hierarchy

Level 1: Fair value measured at quoted prices in active markets

Level 2: Fair value that is calculated using an observable price other than that categorized in Level 1 directly or indirectly

Level 3: Fair value that is calculated based on valuation techniques which include input that is not based on observable market data

Fair Value of Financial Instruments Carried at Cost

The carrying amount and fair value of financial instruments that are not recorded at fair value in the consolidated statements of financial position are as follows:

	JPY (millions) As of March 31
	2017		2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Bonds	¥179,836	¥182,068	¥172,889	¥172,872
Long-term loans	560,000	559,748	812,755	815,865
Finance leases	58,811	58,811	53,149	53,690

The amounts to be paid within a year are included. The fair value of bonds, long-term loans, and finance leases are classified as Level 2 in the fair value hierarchy. This table excludes financial instruments that have carrying amounts that approximates fair value as described in the discussion above.

Fair value Measurement Recognized in the Consolidated Statement of Financial Position

	JPY (millions)
As of March 31, 2017	Level 1	Level 2	Level 3	Total
Assets:
Financial assets at fair value through profit or loss (derivatives)	¥—	¥2,960	¥—	¥2,960
Available-for-sale financial assets	155,368	63	—	155,431

Total	¥155,368	¥3,023	¥—	¥158,391

Liabilities:
Financial liabilities at fair value through profit or loss (derivatives)	¥—	¥7,419	¥—	¥7,419
Derivative transactions to which hedge accounting is applied	—	2,474	—	2,474
Contingent considerations arising from business combinations	—	—	28,976	28,976

Total	¥—	¥9,893	¥28,976	¥38,869

	JPY (millions)
As of March 31, 2018	Level 1	Level 2	Level 3	Total
Assets:
Financial assets at fair value through profit or loss (derivatives)	¥—	¥762	¥—	¥762
Derivatives transactions to which hedge accounting is applied	—	2,527	—	2,527
Available-for-sale financial assets	163,030	34	—	163,064

Total	¥163,030	¥3,323	¥—	¥166,353

Liabilities:
Financial liabilities at fair value through profit or loss (derivatives)	¥—	¥5,373	¥—	¥5,373
Derivative transactions to which hedge accounting is applied	—	3,498	—	3,498
Contingent considerations arising from business combinations	—	—	30,569	30,569

Total	¥—	¥8,871	¥30,569	¥39,440

Available-for-sale financial assets and derivatives, for which the fair value was difficult to reliably measure, are excluded from the table. The carrying amounts of such assets were 9,059 million JPY and 8,820 million JPY as of March 31, 2017 and 2018, respectively. The assets are primarily unlisted equity investments and the fair value of the investments was difficult to reliably measure as they are not traded on stock markets.

Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. There were no transfers among Level 1, Level 2, and Level 3 during each reporting period. Disclosures related to contingent considerations arising from business combinations are included in Note 31.

28.	Share-based Payments

Takeda maintains certain share based compensation payment plans for the benefit of its directors and certain of its employees. Takeda recorded total compensation expense related to its share-based payment plans of 14,714 million JPY, 17,414 million JPY, and 22,172 million JPY for the years ended March 31, 2016, 2017 and 2018, respectively, in its consolidated statements of income.

Equity-settled Plans

Stock Options

Takeda had maintained a stock option plan under which it granted awards to members of the board, corporate officer, and senior management through the year ended March 31, 2014. There were no stock options granted during the years presented in these financial statements and all previously granted awards are fully vested. These awards generally vested three years after the grant date. The stock options are exercisable for 10 years after the grant date for options held by directors and 20 years for options held by corporate officers and senior management. The individual must be either a director of the Company or an employee of Takeda to exercise the options, unless the individual retired due to the expiration of their term of office, mandatory retirement or other acceptable reasons.

The total compensation expense recognized related to the stock option was 333 million JPY and, 63 million JPY during the years ended March 31, 2016 and 2017, respectively. There was no compensation expense during the year ended March 31, 2018 as all awards were fully vested.

The following table summarizes the stock option activities for the years ended March 31:

	2016		2017		2018
	Number of options (shares)	Weighted average exercise price (JPY)	Number of options (shares)	Weighted average exercise price (JPY)	Number of options (shares)	Weighted average exercise price (JPY)
As of beginning of the year	4,618,500	¥3,875	4,258,000	¥3,920	4,020,900	¥4,026
Exercised	(360,500)	3,342	(237,100)	2,121	(617,100)	3,876
As of end of the year	4,258,000	3,920	4,020,900	4,026	3,403,800	4,054
Exercisable balance as of end of the year	3,079,000	¥3,588	4,020,900	¥4,026	3,403,800	¥4,054

The weighted-average share price at the date of exercise was 5,909 JPY, 4,939 JPY and 5,965 JPY during the year ended March 31, 2016, 2017 and 2018, respectively. The weighted-average exercise price and weighted-average remaining contractual life of the share options outstanding were 3,920 JPY and 16 years, 4,026 JPY and 15 years, and 4,054 JPY and 14 years, as of March 31, 2016, 2017 and 2018, respectively.

Stock Incentive Plans

Takeda has two stock-based incentive compensation plans for its directors and members of senior management, including the following:

Board incentive plan (BIP) – The BIP is a stock-based incentive plan for directors of the Company whereby awards are granted to the directors. Each award is settled in a single share of stock of the Company. The vesting of the awards under the BIP is one third each year over a three-year period for half of the awards and three years from the date of grant for the remainder of the awards. The settlement of the awards is based on stock price, foreign exchange rates (in countries other than Japan), and company dividends. Performance shares are also based on the achievement of certain performance criteria, which are established at the grant date, including, among others, consolidated revenue, operating free cash flow, earnings per share and targeted R&D, which are transparent and objective indicators. Takeda, through a wholly owned trust, buys shares of the Company in the market on the grant date, and uses these shares to settle the awards. The number of shares the individual receives (either through physical settlement or cash) is based on the achievement of the performance criteria and vesting of the award. The trust settles the awards through the issuance of shares to individuals in Japan. For individuals outside of Japan the trust sells the share the individual is eligible to receive and pays the cash to the individual.

Employee Stock Ownership Plan (ESOP) – The ESOP is a stock based incentive plan for senior management whereby awards are granted to the employees. Each award is settled in a single share of stock of the

Company. The vesting of the awards under this plan is the same as the BIP for certain members of senior management with the remainder of the employees’ awards vesting one third each year over a three-year period. The settlement of the awards is based on stock price, foreign exchange rates (in countries other than Japan), and company dividends. Performance shares, are also based on the achievement of certain performance criteria, which are established at the grant date including, among others, consolidated revenue, operating free cash flow, earnings per share and targeted R&D, which are transparent and objective indicators. Takeda, through wholly owned trust, buys shares of the Company in the market on the grant date and uses these shares to settle the awards. The number of shares the individual receives (either through physical settlement or cash) is based on the achievement of the performance criteria and vesting of the award. The trust settles the awards through the issuance of shares to individuals in Japan. For individuals outside of Japan the trust sells the share the individual is eligible to receive and pays cash to the individual.

The total compensation expense recognized related to these plans was 12,845 million JPY, 15,322 million JPY and 18,610 million JPY during the years ended March 31, 2016, 2017 and 2018, respectively.

The fair value of the awards at the grant date is as follows (in JPY):

	For the Year Ended March 31
	2016	2017	2018
BIP:
Fair value at grant date	¥5,870	¥4,664	¥5,709
Weighted average fair value	5,870	4,664	5,709
ESOP:
Fair value at grant date	5,870	4,438	5,709
Weighted average fair value	5,870	4,438	5,709

The grant date fair value was calculated using the Company’s share price on the grant date as it was determined to be approximately the same as the fair value of the awards.

The following table summarizes the award activity related to the stock incentive plans for the years ended March 31 (number of awards):

	2016		2017		2018
	ESOP	BIP	ESOP	BIP	ESOP	BIP
At beginning of the year	3,003,020	235,019	4,809,442	281,154	6,471,104	414,933
Granted	3,312,561	144,688	4,328,364	192,818	3,944,938	188,695
Forfeited/expired before vesting	(484,417)	(49,489)	(849,886)	—	(602,245)	—
Settled	(1,021,722)	(49,064)	(1,816,816)	(59,039)	(2,922,035)	(170,368)

At end of the year	4,809,442	281,154	6,471,104	414,933	6,891,762	433,260

Exercisable balance at end of the year	—	—	—	—	—	—

The weighted average remaining contractual life of the outstanding awards was one year as of each year end for both the BIP and the ESOP plans.

Liability Settled Awards

Takeda has phantom stock appreciation rights (PSARs) and restricted stock units (RSUs) plans for certain of its employees. The value of these awards is linked to share price of the Company and are settled in cash. The total compensation expense recorded associated with these plans was 1,536 million JPY, 2,029 million JPY, and 3,562 million JPY during the years ended March 31, 2016, 2017 and 2018, respectively and the total liability reflected in the consolidated statements of financial position at March 31, 2017 and 2018, is 7,350 million JPY and 4,872 million JPY, respectively.

Phantom stock appreciation rights (PSARs)

The PSARs vest one third each year over a three-year period from the end of the fiscal year during which the awards were granted and can be exercised for a period of 10 years from the end of the fiscal year during which the awards were granted. The awards are settled through a cash payment to the holder based on the difference between the share price of the Company at the date of exercise, and the share price at the date of grant.

The following table summarizes the award activity related to the PSARs for the years ended March 31:

	2016		2017		2018
	Number of PSARs	Weighted Average Exercise Price (JPY)	Number of PSARs	Weighted Average Exercise Price (JPY)	Number of PSARs	Weighted Average Exercise Price (JPY)
As of beginning of the year	12,344,335	¥5,373	10,257,155	¥5,063	9,282,080	¥5,017
Granted	—	—	—	—	—	—
Forfeited before vesting	(103,329)	5,402	—	—	—	—
Exercised	(1,974,786)	5,385	(618,494)	4,706	(4,335,961)	5,072
Forfeited/expired after vesting	(9,065)	5,964	(356,581)	5,012	(361,182)	5,505

As of end of the year	10,257,155	5,063	9,282,080	5,017	4,584,937	4,650

Exercisable balance as of end of the year	10,218,385	¥5,064	9,282,080	¥5,017	4,584,937	¥4,650

Restricted stock units (RSUs)

The RSUs vest one third each year over a three-year period from the end of the fiscal year during which the awards were granted. The RSUs are settled upon vesting based on the share price at the vesting date plus any dividends paid on shares during the vesting period. There is no exercise price payable by the holder.

The following table summarizes the award activity related to the RSUs for the years ended March 31 (number of RSUs):

	2016	2017	2018
As of the beginning of the year	2,484,391	1,220,234	448,286
Granted	378,123	255,116	254,710
Forfeited/expired before vesting	(145,667)	(148,502)	(82,388)
Settled	(1,496,613)	(878,562)	(222,129)

As of the end of the year	1,220,234	448,286	398,479

Exercisable balance as of the end of the year	658,212	—	—

The total intrinsic value of vested cash-settled share-based payments was 1,965 million JPY and 2,442 million JPY as of March 31, 2017 and 2018, respectively.

The Company applied hedge accounting to a portion of the RSUs payments during the year ended March 31, 2016.

29.	Subsidiaries and Associates

The number of consolidated subsidiaries increased by three due to establishment of legal entities and decreased by 20 primarily due to divestitures including Wako Pure Chemical, Ltd. The number of associates accounted for using the equity method increased by three primarily due to establishment of new entities and decreased by seven primarily due to divestitures.

The following is a listing of the Company’s consolidated subsidiaries as of March 31, 2018:

Company Name	Country	Voting Share Capital Held (%)
Takeda Pharmaceuticals International, Inc.	U.S.A.	100.0
Takeda Pharmaceuticals U.S.A., Inc.	U.S.A.	100.0
Millennium Pharmaceuticals, Inc.	U.S.A.	100.0
ARIAD Pharmaceuticals, Inc.	U.S.A.	100.0
Takeda California, Inc.	U.S.A.	100.0
Takeda Vaccines, Inc.	U.S.A.	100.0
Takeda Development Center Americas, Inc.	U.S.A.	100.0
Takeda Ventures, Inc.	U.S.A.	100.0
Takeda Europe Holdings B.V.	Netherlands	100.0
Takeda A/S	Denmark	100.0
Takeda Pharmaceuticals International AG	Switzerland	100.0
Takeda GmbH	Germany	100.0
Takeda Pharma Vertrieb GmbH & Co. KG	Germany	100.0
Takeda Italia S.p.A.	Italy	100.0
Takeda Austria GmbH	Austria	100.0
Takeda Pharma Ges.m.b.H	Austria	100.0
Takeda France S.A.S.	France	100.0
Takeda Pharma A/S	Denmark	100.0
Takeda AS	Norway	100.0
Takeda Belgium SCA/CVA	Belgium	100.0
Takeda UK Limited	United Kingdom	100.0
Takeda Oy	Finland	100.0
Takeda Pharma AG	Switzerland	100.0
Takeda Farmaceutica Espana S.A.	Spain	100.0
Takeda Nederland B.V.	Netherlands	100.0
Takeda Pharma AB	Sweden	100.0
Takeda Pharma Sp. z o.o.	Poland	100.0
Takeda Hellas S.A.	Greece	100.0
Takeda Ireland Limited	Ireland	100.0
Takeda Development Centre Europe Ltd.	United Kingdom	100.0
Takeda Canada Inc.	Canada	100.0
Takeda Pharmaceuticals Limited Liability Company	Russia	100.0
Takeda Yaroslavl Limited Liability Company	Russia	100.0
Takeda Ukraine LLC	Ukraine	100.0
Takeda Kazakhstan LLP	Kazakhstan	100.0
Takeda Distribuidora Ltda.	Brazil	100.0
Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda.	Brazil	100.0
Takeda Pharma Ltda.	Brazil	100.0
Takeda Mexico, S.A. de C.V.	Mexico	100.0
Takeda Pharma, S.A.	Argentina	100.0
Takeda (China) Holdings Co., Ltd.	China	100.0
Takeda Pharmaceuticals (Asia Pacific) Pte. Ltd.	Singapore	100.0
Guangdong Techpool Bio-Pharma Co., Ltd.	China	51.3
Takeda Pharmaceutical (China) Company Limited	China	100.0
Tianjin Takeda Pharmaceuticals Co., Ltd.	China	100.0
Takeda Pharmaceuticals Korea Co., Ltd.	Korea	100.0
Takeda (Thailand), Ltd.	Thailand	52.0

Company Name	Country	Voting Share Capital Held (%)
Takeda Pharmaceuticals Taiwan, Ltd.	Taiwan	100.0
P.T. Takeda Indonesia	Indonesia	70.0
Takeda Healthcare Philippines Inc.	Philippines	100.0
Takeda Development Center Asia, Pte. Ltd.	Singapore	100.0
Takeda Vaccines Pte. Ltd.	Singapore	100.0
Takeda (Pty.) Ltd.	South Africa	100.0
Takeda Pharmaceuticals Australia Pty. Ltd.	Australia	100.0
Takeda İlaç Sağlık Sanayi Ticaret Limited Şirketi	Turkey	100.0
Takeda Consumer Healthcare Company Limited	Japan	100.0
Nihon Pharmaceutical Co., Ltd.	Japan	87.3
Takeda Healthcare Products Co., Ltd.	Japan	100.0
Axcelead Drug Discovery Partners, Inc.	Japan	100.0
71 immaterial subsidiaries

The following is a listing of the Company’s associates accounted for using the equity method as of March 31, 2018:

Company Name	Country	Voting Share Capital Held (%)
Cerevance, LLC	U.S.A.	27.8
Teva Takeda Pharma Ltd.	Japan	49.0
Amato Pharmaceutical Products, Ltd.	Japan	30.0
12 immaterial associates

30.	Related Party Transactions

Transactions with Affiliates

Takeda has one major affiliate, Teva Takeda Pharma, to which Takeda sells products and acts as a sales agent. Total transactions with Teva Takeda Pharma for the years ended March 31, 2017 and 2018 were 15,685 million JPY and 18,166 million JPY, respectively. Balances of receivables and payables are as follows:

	JPY (millions) As of March 31
	2017	2018
Trade receivables	¥5,703	¥4,187
Other receivables	1,427	1,507
Other payables	28,745	30,066

The terms and conditions of the related party transactions are entered into on terms consistent with third-party transactions and considering market prices. In addition, the receivables and payables are settled in cash and consistent with terms of third party settlements.

There is no outstanding balance of collateral or guarantee. Provisions for doubtful accounts are not recognized for the receivables.

Compensation for Key Management Personnel

The compensation for key management personnel is as follows:

	JPY (millions) For the years ended March 31
	2016	2017	2018
Basic compensation and bonuses	¥1,456	¥1,478	¥1,332
Share-based payments	896	948	1,176
Retirement benefits	31	38	26

Total	¥2,383	¥2,464	¥2,534

31.	Business Combinations

Acquisitions during the Year Ended March 31, 2017

ARIAD Pharmaceuticals, Inc.

On February 16, 2017, Takeda acquired ARIAD Pharmaceuticals, Inc. (hereinafter referred to as “ARIAD”) through a tender offer to purchase all issued and outstanding shares of common stock in cash.

ARIAD is focused on discovering, developing and commercializing precision therapies for patients with rare cancers. The acquisition of ARIAD is a highly strategic deal as it transforms Takeda’s global oncology portfolio and pipeline by expanding into solid tumors and reinforcing the existing strength in hematology. Brigatinib (US product name: ALUNBRIG) is a small molecule ALK (anaplastic lymphoma kinase) inhibitor for non-small cell lung cancer. After the acquisition, Brigatinib was granted marketing authorization by the U.S. Food and Drug Administration (FDA) in April 2017. ICLUSIG, a treatment for CML (chronic myeloid leukemia) and Philadelphia chromosome positive ALL (acute lymphoblastic leukemia), is commercialized globally (marketing rights of the product are out-licensed in some certain markets other than the US). These two targeted and innovative medicines, with cost synergies, are expected to be value drivers for Takeda’s oncology business. Additionally, ARIAD has a robust early stage pipeline, and Takeda will leverage ARIAD’s R&D capabilities and platform to generate immediate and long-term growth in the pharmaceuticals business.

The following represents fair value of assets acquired, liabilities assumed, purchase consideration transferred:

JPY (millions)
Amount
Intangible assets	¥433,047
Other assets	43,490
Deferred tax liabilities	(92,419)
Other liabilities	(38,852)
Goodwill	273,627

Net Assets Acquired	¥618,893

The consideration transferred was comprised of the following:

JPY (millions)
Amount
Cash	¥531,918
Debt assumed	59,155
Assumption of Share-based payment liabilities	27,820

Total	¥618,893
Reduced by:
Cash acquired	(29,869)
Deferred consideration	(1,509)
Proceeds from cash flow hedge	(4,411)

Net consideration paid	¥583,104

Goodwill comprises excess earning power expected from the future business development. Goodwill is not expected to be deductible for tax purposes.

The fair value of the assets acquired and the liabilities assumed, as of March 31, 2017, was booked provisionally, and allocation of the purchase price was completed during the year ended March 31, 2018. The purchase price allocation above reflects the fair value, and has been updated from the provisional amounts. As a result of the adjustments to the provisional fair value, goodwill at the acquisition date decreased by 3,198 million JPY while other liabilities increased by 2,827 million JPY and intangible assets, other assets and deferred tax liabilities decreased by 2,853 million JPY, 3,114 million JPY and 11,992 million JPY, respectively.

Acquisition-related costs of 3,194 million JPY, which includes agent fee and legal fee arising from the acquisition, were expensed as incurred and recorded in selling, general and administrative expenses.

Net revenue and net loss of ARIAD during the post-acquisition period, which were recognized in the consolidated statement of income for the year ended March 31, 2017, were immaterial. The impact on Takeda’s revenue and net profit of the ARIAD for the period ended March 31, 2017 assuming the acquisition date had been as of the beginning of the annual reporting period was immaterial.

In addition to the acquisition of ARIAD, Takeda acquired another business during the year for 6,040 million JPY. The aggregate net cash paid for acquisitions during the year ended March 31, 2017 was 589,144 million JPY.

Acquisitions during the Years ended March 31, 2016 and 2018

During the year ended March 31, 2016, Takeda acquired a business for 14,042 million JPY, which represents net cash consideration of 8,269 million JPY, 1,493 million JPY of contingent consideration, and 4,280 million JPY of cash and cash equivalents included in assets acquired.

During the year ended March 31, 2018, Takeda acquired a business for 28,328 million JPY, which was fully paid in cash.

Contingent Consideration

The consideration for certain acquisitions includes amounts contingent upon future events such as the achievement of development milestones and sales targets. At each reporting date, the fair value of contingent consideration is re-measured based on risk-adjusted future cash flows discounted using appropriate discount rate. The contingent consideration discussed below is the discounted royalty payable for a certain period based on future financial performance, primarily consisting of the COLCRYS business which was acquired in the acquisition of URL Pharma. Inc. in June 2012. There is no cap on the royalty payable for the COLCRYS business and the estimated future royalty payments are calculated based on forecasted financial performance.

The fair value of contingent consideration is classified as Level 3 in the fair value hierarchy. The definition of the fair value hierarchy is stated in Note 27, “Financial Instruments”.

	JPY (millions) For the Year Ended March 31
	2017	2018
As of the beginning of the year	¥64,182	¥28,976
Additions arising from business combinations	—	3,164
Changes in the fair value during the period:
URL Pharma. Inc.	(8,417)	11,149
Other	(6,331)	1,635
Settled during the period:
URL Pharma. Inc.	(7,610)	(11,475)
Other	(8,015)	(1,131)
Reclassification to other payables	(2,370)	—
Foreign currency translation differences	(2,088)	(1,243)
Other	(375)	(506)

As of the end of the year	¥28,976	¥30,569

	JPY (millions) As of March 31
	2017	2018
Payment term (undiscounted)
Within one year	¥9,635	¥10,620
Between one and three years	17,571	18,584
Between three and five years	3,263	4,641
More than five years	4,838	2,831

The following sensitivity analysis represents effect on the fair value of contingent consideration from changes in major assumptions:

		JPY (millions) For the Year Ended March 31
		2017	2018
Revenue derived from the COLCRYS business	Increase by 5%	¥871	¥862
	Decrease by 5%	(872)	(862)
Discount rate	Increase by 0.5%	(229)	(257)
	Decrease by 0.5%	263	256

32.	Commitments and Contingent Liabilities

Operating Lease

Takeda is the lessee under several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments by maturity under non-cancelable operating leases that have initial or remaining lease terms in excess of one year as of March 31, 2017 and 2018 are as follows:

	JPY (millions) For the Year Ended March 31
	2017	2018
Within one year	¥11,880	¥12,053
Between one and five years	31,686	31,278
More than five years	37,471	33,720

Total	¥81,037	¥77,051

Total future minimum sublease income under non-cancellable subleases as of March 31, 2017 and 2018 were 12,036 million JPY and 34,482 million JPY, respectively.

Rent expense for operating lease contracts and sublease income recognized in profit or loss for the years ended March 31 are as follows:

	JPY (millions)
	2016	2017	2018
Rent expense	¥11,648	¥11,758	¥21,384
Sublease income	—	(109)	(2,493)

Total	¥11,648	¥11,649	¥18,891

Purchase Commitments

The amount of contractual commitments for the acquisition of property, plant and equipment was 24,786 million JPY and 14,078 million JPY as of March 31, 2017 and 2018, respectively.

Milestone Payments

As discussed in Note 13, Takeda has certain contractual agreements related to the acquisition of intangible assets that require it to make payments of up to 364,907 million JPY and 517,017 million JPY as of March 31, 2017 and 2018, respectively. These commitments include development milestone payments in relation to pipelines under development and expected maximum commercial milestone payments in relation to launched products. As for the pipelines under development, the possibility to meet certain conditions for commercial milestone payments is uncertain and the related commercial milestone payments were not included in the commitments.

Guarantees

The amount of contingent liabilities was 349 million JPY and 186 million JPY as of March 31, 2017 and 2018, respectively. These are all related to transactions with financial institutions and are not recognized as financial liabilities in the consolidated statement of financial position because the possibility of loss from contingent liabilities was remote.

Litigation

Takeda is involved in various legal and administrative proceedings. The most significant matters are described below.

Takeda may become involved in significant legal proceedings for which it is not possible to make a reliable estimate of the expected financial effect, if any, which may result from ultimate resolution of the proceedings. In these cases, appropriate disclosures about such cases would be included in this note, but no provision would be made for the cases.

With respect to each of the legal proceedings described below, other than those for which a provision has been made, Takeda is unable to make a reliable estimate of the expected financial effect at this stage. The Company does not believe that information about the amount sought by the plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.

Legal expenses incurred and charges related to legal claims are recorded in selling, general and administrative expenses line. Provisions are recorded, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute. For certain product liability claims, Takeda will record a provision where there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. At March 31, 2018, Takeda’s aggregate provision for legal and other disputes was 23,182 million JPY. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Takeda’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in these consolidated financial statements.

Product Liability and Related Claims

Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. Notwithstanding these efforts, when drugs and vaccines are introduced into the marketplace, unanticipated safety issues may become, or be claimed by some to be, evident. Takeda is currently a defendant in a number of product liability lawsuits related to its products. For the product liability lawsuits and related claims, other than those for which provision has been made, Takeda is unable to make a reliable estimate of the expected financial effect at this stage.

Actos

Takeda has been named as a defendant in lawsuits in U.S. federal and state courts in which plaintiffs allege to have developed bladder cancer or other injuries as a result of taking products containing type 2 diabetes treatment pioglitazone (U.S. brand name: Actos). Eli Lilly and Company (“Lilly”), which co-promoted Actos in the United States for a period of time, also has been named as a defendant in many of these lawsuits. Under the parties’ co-promotion agreement, Takeda has agreed to defend and indemnify Lilly in the U.S. matters. Outside the U.S., lawsuits and claims have also been brought by persons claiming similar injuries.

In April 2015, Takeda reached an agreement with the lead plaintiffs’ lawyers that resolved the vast majority of Actos product liability lawsuits pending against Takeda and Lilly in the U.S. The settlement covered all bladder cancer claims pending in any U.S. court as of the date of settlement. Also claimants with unfiled claims in the U.S. represented by counsel as of the date of settlement and within three days thereafter were eligible to participate. The settlement became effective when 95% of litigants and claimants opted-in. In connection with this broad settlement, Takeda has paid $2.4 billion (approximately 288 billion JPY) into a qualified settlement fund. Takeda received insurance proceeds totaling approximately 58 billion JPY under various policies covering product liability claims against Takeda. Takeda also established reserves for remaining Actos claims and lawsuits.

In addition to remaining product liability claims, the following lawsuits have been filed against Takeda by public and private third-party payors, as well as consumers, seeking damages for alleged economic losses:

A purported nation-wide class action lawsuit has been filed federal court in California – the Painters’ Fund case – on behalf of third-party payors and consumers seeking, among other things, reimbursement of monies spent on Actos. In April 2018, the court dismissed the Painters’ Fund case. Plaintiffs appealed.

The States of Mississippi and Louisiana have filed lawsuits against Takeda and Lilly alleging that defendants did not warn about bladder cancer and other risks of Actos. The lawsuits seek reimbursement of the cost of Actos, paid by the states on behalf of patients through programs such as Medicaid, and for medical treatment of patients allegedly injured by Actos, attorneys’ fees and expenses, punitive damages and/or penalties. The court granted Takeda’s motion to dismiss the Louisiana case. The decision has been appealed.

Prevacid

As of March 31, 2018, more than 1,100 product liability lawsuits involving Prevacid and/or Dexilant have been filed against Takeda in U.S. federal and state courts. The federal lawsuits are consolidated for pre-trial proceedings in a Multi-District Litigation in federal court in New Jersey. The plaintiffs allege they developed kidney injuries as a result of taking Prevacid or Dexilant, and that Takeda failed to adequately warn them of this potential danger. However, it remains unclear how many of these claimants took Takeda PPIs. Similar claims are pending against other manufacturers of drugs in the same proton pump inhibitor (PPI) class as Prevacid and Dexilant, including AstraZeneca, Proctor & Gamble, and Pfizer.

In Canada, three proposed class actions have been filed in three provinces (Quebec, Ontario and Saskatchewan). The defendants include Takeda, AstraZeneca, and several generic manufacturers. It is unclear how many new lawsuits will be filed against Takeda. At this time, a reserve is not probable or estimable.

Intellectual property

Intellectual property claims include challenges to the validity and enforceability of Takeda’s patents on various products or processes as well as assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequences of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for Takeda.

Prevacid

In January 2018, Takeda received notice from Zydus that it has amended its application for a generic version of SoluTab. In response, Takeda filed a patent infringement lawsuit against Zydus and in response, Zydus filed a counterclaim asserting that Takeda’s challenge of Zydus’ ANDA product violates antitrust laws. Takeda believes the counterclaim is without merit.

Other generic companies have filed ANDAs for generic versions of SoluTab and may launch their products upon approval by the FDA. In June 2009, Apotex filed a lawsuit in Toronto, Canada, against Takeda and Abbott Laboratories seeking alleged damages for delayed market entry of its generic lansoprazole capsules due to a prior patent infringement lawsuit against Apotex. Previously, Abbott and Takeda filed a patent infringement lawsuit against Apotex in response to Apotex’s regulatory submission to the Canadian Minister of Health seeking permission to market generic lansoprazole capsules before the expiration of various Canadian patents relating to this drug. In September 2008, Abbott and Takeda settled that patent infringement lawsuit against Apotex and Apotex was allowed to begin selling generic lansoprazole capsules in Canada on May 1, 2009. Under the terms of the settlement, Apotex retained its right to seek damages for delayed market entry caused by the lawsuit.

Pantoprazole

On January 15, 2016, Mylan filed a suit at the Federal Court against Takeda claiming damages as a result of the dismissal of Takeda´s previous PM(NOC) proceeding against Mylan. Mylan claimed damages due to being held-off the market with its generic pantoprazole magnesium product during the time period of June 27, 2013 until June 15, 2015. The parties settled the lawsuit in May 2018.

Amitiza

In March 2017, Sucampo (Takeda’s licensor) received a paragraph IV certification directed to Amitiza from Amneal Pharmaceuticals, and in August 2017 received a paragraph IV certification directed to Amitiza from Teva. These parties contend that the patents listed in FDA’s Orange Book for Amitiza are invalid and/or not infringed by their ANDA product. In response, Sucampo and Takeda filed patent infringement lawsuits against the parties. In June 2018, the parties settled the lawsuits. Patent litigation against other ANDA filers for Amitiza was previously settled.

Trintellix

Takeda has received notices from sixteen generic pharmaceutical companies that they have submitted ANDAs with paragraph IV certifications seeking to sell generic versions of Trintellix. To date, at least five generic companies are challenging the patents covering the compound, vortioxetine, which expire in 2026. Takeda filed patent infringement lawsuits against the ANDA filers in federal court in Delaware.

Entyvio

Roche has filed patent infringement lawsuits against Takeda in Germany, Italy and the U.K. alleging that Entyvio infringes Roche patents. Takeda is vigorously defending the lawsuits. Additionally, Takeda has filed lawsuits seeking nullification of Roche’s patents in the U.K. and Germany. Takeda also filed a lawsuit against Genentech in state court in Delaware seeking a declaration that Takeda has a license to the Roche patent under the terms of a prior agreement between Takeda and Genentech.

Other

In addition to the individual patent litigation cases described above, Takeda is party to a number of cases where Takeda has received notices that companies have submitted ANDAs with paragraph IV certifications to sell generic versions of other Takeda products. These include Uloric and Alogliptin products. Takeda has filed patent infringement lawsuits against parties involved in these situations.

Sales, Marketing, and Regulation

Takeda has other litigations related to its products and its activities, the most significant of which are described below.

Antitrust

There have been purported class action lawsuits filed in federal court in New York by several end payors and wholesalers against Takeda alleging anticompetitive conduct to delay generic competition for Actos. In September 2015, the court granted defendants’ motions to dismiss the antitrust claims asserted by the end payors. The end payors appealed this decision to the Federal 2nd Circuit Court of Appeals. The wholesalers’ lawsuit had been stayed pending the appellate court’s decision in the end payors’ lawsuit. In February 2017, the appellate court reversed in part the dismissal of the end-payors’ case and allowed one of plaintiffs’ antitrust theories to proceed in the trial court. Specifically, the court ruled that plaintiffs sufficiently alleged that Takeda’s characterizations of two patents in the FDA Orange Book were false, and that this resulted in delaying Teva’s launch of generic Actos. Takeda disagrees with these allegations and believes the Orange Book listings were correct. The court, however, affirmed the trial court’s dismissal of other antitrust theories. The end payors’ case, along with the wholesalers’ case, is proceeding in the trial court, where Takeda has filed a motion to dismiss the remaining legal theory.

Investigation of Patient Assistance Programs

In November 2016, the U.S. Department of Justice (through the U.S. Attorneys’ Office in Boston) issued a subpoena to ARIAD, which was acquired by Takeda during the year ended March 31, 2017, seeking information from January 2010 to the present relating to ARIAD’s donations to 501(c) (3) co-payment foundations, financial assistance programs, and free drug programs available to Medicare beneficiaries and the relationship between these copayment foundations and specialty pharmacies, hubs or case management programs. ARIAD is cooperating in the investigation.

33.	Subsequent Events

Acquisition of Shire plc

On May 8, 2018, the Company reached agreement with Shire plc (“Shire”) on the terms of a recommended offer pursuant to which the Company will acquire the entire issued and to be issued ordinary shares of Shire (the “Acquisition”).

Shire is a leading global biotechnology company focused on serving patients with rare diseases and other highly specialised conditions.

Under the terms of the Shire Acquisition, Shire shareholders will receive 30.33 USD in cash and either 0.839 Takeda shares or 1.678 Takeda ADSs (American Depository Shares) per Shire share. The expected aggregate consideration is approximately 46 billion GBP (at assumed exchange rate of £: ¥ of 1:151.51, approximately 6.96 trillion JPY), based on the closing price of 4,923 JPY per Takeda share and the exchange rates of £: ¥ of 1:151.51 and £: $ of 1:1.3945 on April 23, 2018 (being the day prior to the announcement that the Shire Board would, in principle, be willing to recommend the consideration proposed by the Company). Immediately following completion of the transaction, Shire shareholders are expected to hold approximately 50 percent of the combined group. The Acquisition is anticipated to complete in the first half of 2019, subject to the completion of applicable conditions including, among other things, the sanction of the Royal Court of Jersey, the approval of the shareholders of both of Shire and the Company and the receipt of regulatory clearances in the relevant jurisdictions.

In certain specific circumstances if the Acquisition does not complete, the Company will be required to pay a break fee to Shire of between 1% and 2% of the total offer price (depending on which circumstances apply, and subject to certain carve-outs) calculated on the basis set out in the announcement made by the Company pursuant to the City Code on Takeovers and Mergers in the UK on May 8, 2018.

Further, the Company has entered into a 364-Day Bridge Credit Agreement of 30.85 billion USD (the “Bridge Credit Agreement”) to finance funds necessary for the Acquisition on May 8, 2018. The commitments under the Bridge Credit Agreement are contemplated to be reduced or refinanced. On June 8, 2018, the Company has entered into a Term Loan Credit Agreement for an aggregate principal amount of up to 7.5 billion USD to finance a portion funds necessary for the Acquisition, and upon the execution thereof, the commitments under the Bridge Credit Agreement will be reduced by up to 7.5 billion USD.

Disposal of ownership interest in Guangdong Techpool Bio-Pharma Co., Ltd

On May 21, 2018, Takeda entered into an agreement to sell its entire shareholding of 51.34% in Guangdong Techpool Bio-Pharma Co., Ltd (“Techpool”), a leader in the research, discovery and marketing of urinary protein biopharmaceuticals and production of biopharmaceuticals in critical care for approximately 280 million USD (approximately 30 billion JPY). The transaction is subject to approval from the State Administration for Market Regulation in the People’s Republic of China. The shares of the subsidiary have been sold in August 2018.

Acquisition of TiGenix NV (“TiGenix”)

On April 30, 2018, the Company made an all cash voluntary public takeover bid for the entire issued ordinary shares (“Ordinary Shares”), warrants (“Warrants”) and American Depositary Shares (“ADSs” and together with the Ordinary Shares and the Warrants, the “Securities”) of TiGenix not already owned by Takeda. On June 8, 2018, the Company acquired the Securities tendered in the first acceptance period for 470.2 million EUR. In response to the takeover bid with the Securities already owned by Takeda, Takeda acquired 90.8% of the voting rights. TiGenix NV (“TiGenix”) is a biopharmaceutical company developing novel stem cell therapies for serious medical conditions. This acquisition will expand Takeda’s late stage gastroenterology (GI) pipeline with the U.S. rights to Cx601 (darvadstrocel), a suspension of allogeneic expanded adipose-derived stem cells (eASC) under investigation for the treatment of complex perianal fistulas in patients with non-active/mildly active luminal Crohn’s disease (CD). Following the 2nd Takeover bid and a squeeze-out ended in July 2018, TiGenix became a wholly owned subsidiary of Takeda.

The following represents provisional fair value of assets acquired, liabilities assumed:

JPY (millions)
Amount
Intangible assets	¥63,421
Other assets	5,794
Deferred tax liabilities	(10,128)
Other liabilities	(5,678)
Basis adjustments	(3,381)
Goodwill	19,975

Net Assets Acquired	¥70,003

The purchase consideration was comprised of the following:

JPY (millions)
Amount
Cash	¥67,319
The ordinary shares of TiGenix already owned by Takeda immediately prior to the acquisition date	2,684

Total	¥70,003

Goodwill comprises excess earning power expected from the future business development. Goodwill is not deductible for tax purposes.

The fair value primarily consisting of intangible assets, deferred tax liabilities and goodwill assumed as of the acquisition date have been recorded provisionally based on the information available as of the approval date of the consolidated financial statements. These are subject to change as the Company is in the process of reviewing further details of the basis for the fair value measurement.

Takeda entered in a forward exchange contract to hedge foreign currency risks and applied the hedge accounting to the contract. Basis adjustment represents a fair value of the hedging instrument of 3,381 million JPY that was added to the amount of goodwill at the acquisition date.

No gains or losses were recognized as a result of remeasurement of fair value of the ordinary shares of TiGenix already owned by Takeda immediately prior to the acquisition date.

Acquisition-related costs of 767 million JPY which included agent fee and due diligence costs arising from the acquisition were recorded in “Selling, general and administrative expenses” for the year ended March  31, 2019.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Shire plc

St Helier, Jersey

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Shire plc and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes and the schedule listed in the Index at ITEM 15 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

London, United Kingdom

February 16, 2018

We have served as the Company’s auditor since 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Shire plc

St Helier, Jersey

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Shire plc and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting, including those controls related to the New Shire Income Access Share Trust (the “Trust”), as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2017 of the Company and the Trust and our reports dated February 16, 2018 expressed an unqualified opinion on those financial statements and financial statement schedule.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting, including those controls applicable to the Trust, based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

London, United Kingdom

February 16, 2018

SHIRE PLC

CONSOLIDATED BALANCE SHEETS

(In millions, except par value of shares)

	Notes	December 31, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents		$472.4	$528.8
Restricted cash		39.4	25.6
Accounts receivable, net	8	3,009.8	2,616.5
Inventories	9	3,291.5	3,562.3
Prepaid expenses and other current assets	10	795.3	806.3

Total current assets		7,608.4	7,539.5
Investments		241.1	191.6
Property, plant and equipment (PP&E), net	11	6,635.4	6,469.6
Goodwill	13	19,831.7	17,888.2
Intangible assets, net	12	33,046.1	34,697.5
Deferred tax asset	21	188.8	96.7
Other non-current assets		205.4	152.3

Total assets		$67,756.9	$67,035.4

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	16	$4,184.5	$4,312.4
Short term borrowings and capital leases	17	2,788.7	3,068.0
Other current liabilities	18	908.8	362.9

Total current liabilities		7,882.0	7,743.3
Long term borrowings and capital leases	17	16,752.4	19,899.8
Deferred tax liability	21	4,748.2	8,322.7
Other non-current liabilities		2,197.9	2,121.6

Total liabilities		31,580.5	38,087.4

Commitments and contingencies	24

Equity:
Common stock of 5p par value; 1,500 shares authorized; and 917.1 shares issued and outstanding (2016: 1,500 shares authorized; and 912.2 shares issued and outstanding)	26	81.6	81.3
Additional paid-in capital		25,082.2	24,740.9
Treasury stock: 8.4 shares (2016: 9.1 shares)	26	(283.0)	(301.9)
Accumulated other comprehensive income/(loss)	20	1,375.0	(1,497.6)
Retained earnings		9,920.6	5,925.3

Total equity		36,176.4	28,948.0

Total liabilities and equity		$67,756.9	$67,035.4

The accompanying notes are an integral part of these Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)

		Years ended December 31,
	Notes	2017	2016	2015
Revenues:
Product sales		$14,448.9	$10,885.8	$6,099.9
Royalties and other revenues		711.7	510.8	316.8

Total revenues		15,160.6	11,396.6	6,416.7

Costs and expenses:
Cost of sales		4,700.8	3,816.5	969.0
Research and development		1,763.3	1,439.8	1,564.0
Selling, general and administrative		3,530.9	3,015.2	1,842.5
Amortization of acquired intangible assets	12	1,768.4	1,173.4	498.7
Integration and acquisition costs	5	894.5	883.9	39.8
Reorganization costs	6	47.9	121.4	97.9
Gain on sale of product rights		(0.4)	(16.5)	(14.7)

Total operating expenses		12,705.4	10,433.7	4,997.2

Operating income from continuing operations		2,455.2	962.9	1,419.5
Interest income		9.7	18.4	4.2
Interest expense		(578.9)	(469.6)	(41.6)
Other income/(expense), net		7.4	(25.6)	3.7

Total other expense, net		(561.8)	(476.8)	(33.7)

Income from continuing operations before income taxes and equity in earnings/(losses) of equity method investees		1,893.4	486.1	1,385.8
Income taxes	21	2,357.6	126.1	(46.1)
Equity in earnings/(losses) of equity method investees, net of taxes		2.5	(8.7)	(2.2)

Income from continuing operations, net of taxes		4,253.5	603.5	1,337.5
Gain/(loss) from discontinued operations, net of taxes	7	18.0	(276.1)	(34.1)

Net income		$4,271.5	$327.4	$1,303.4

The accompanying notes are an integral part of these Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

(In millions, except per share amounts)

		Years ended December 31,
	Notes	2017	2016	2015
Earnings per Ordinary Share – basic
Earnings from continuing operations	22	$4.69	$0.78	$2.27
Earnings/(loss) from discontinued operations	22	0.02	(0.35)	(0.06)

Earnings per Ordinary Share – basic		$4.71	$0.43	$2.21

Earnings per Ordinary Share – diluted
Earnings from continuing operations	22	$4.66	$0.77	$2.26
Earnings/(loss) from discontinued operations	22	0.02	(0.35)	(0.06)

Earnings per Ordinary Share – diluted		$4.68	$0.42	$2.20

Weighted average number of shares:
Basic	22	906.5	770.1	590.4
Diluted	22	912.0	776.2	593.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Years ended December 31,
	2017	2016	2015
Net income	$4,271.5	$327.4	$1,303.4
Other comprehensive income/(loss):
Foreign currency translation adjustments	2,785.0	(1,323.3)	(156.4)
Pension and other employee benefits (net of tax expense of $11.2 million, $8.8 million and $nil for the years ended December 31, 2017, 2016 and 2015, respectively)	32.7	(5.2)	—
Unrealized gain on available-for-sale securities (net of tax benefit of $0.1 million the years ended December 31, 2017 and 2016 and $nil for the year ended December 31, 2015)	61.3	8.3	4.1
Hedging activities (net of tax benefit of $3.1 million, tax expense of $3.3 million and $nil for the years ended December 31, 2017, 2016 and 2015, respectively)	(6.4)	6.4	—

Comprehensive income/(loss)	$7,144.1	$(986.4)	$1,151.1

The components of Accumulated other comprehensive income/(loss) as of December 31, 2017 and December 31, 2016 are as follows:

	December 31, 2017	December 31, 2016
Foreign currency translation adjustments	$1,279.6	$(1,505.4)
Pension and other employee benefits, net of taxes	27.5	(5.2)
Unrealized holding gain on available-for-sale securities, net of taxes	67.9	6.6
Hedging activities, net of taxes	—	6.4

Accumulated other comprehensive income/(loss)	$1,375.0	$(1,497.6)

The accompanying notes are an integral part of these Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In millions)

	Common stock number of shares	Common stock	Additional paid-in capital	Treasury stock	Accumulated other comprehensive (loss)/income	Retained earnings	Total equity
As of January 1, 2017	912.2	$81.3	$24,740.9	$(301.9)	$(1,497.6)	$5,925.3	$28,948.0
Net income	—	—	—	—	—	4,271.5	4,271.5
Other comprehensive income, net of tax	—	—	—	—	2,872.6	—	2,872.6
Shares issued under employee benefit plans and other	4.9	0.3	155.7	—	—	—	156.0
Cumulative-effect adjustment from adoption of ASU 2016-09	—	—	10.7	—	—	24.0	34.7
Share-based compensation	—	—	174.9	—	—	—	174.9
Shares released by employee benefit trust to satisfy exercise of stock options	—	—	—	18.9	—	(18.9)	—
Dividends	—	—	—	—	—	(281.3)	(281.3)

As of December 31, 2017	917.1	$81.6	$25,082.2	$(283.0)	$1,375.0	$9,920.6	$36,176.4

Dividends per share

During the year ended December 31, 2017, Shire plc declared and paid dividends of $0.3079 per ordinary share (equivalent to $0.9237 per ADS) totaling $281.3 million.

The accompanying notes are an integral part of these Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In millions)

	Common stock number of shares	Common stock	Additional paid-in capital	Treasury stock	Accumulated other comprehensive loss	Retained earnings	Total equity
As of January 1, 2016	601.1	$58.9	$4,486.3	$(320.6)	$(183.8)	$5,788.3	$9,829.1
Net income	—	—	—	—	—	327.4	327.4
Other comprehensive loss, net of tax	—	—	—	—	(1,313.8)	—	(1,313.8)
Shares issued under employee benefit plans	5.9	0.4	138.4	—	—	—	138.8
Shares issued for the acquisition of Baxalta	305.2	22.0	19,788.9	—	—	—	19,810.9
Share-based compensation	—	—	318.5	—	—	—	318.5
Tax benefit associated with exercise of stock options	—	—	8.8	—	—	—	8.8
Shares released by employee benefit trust to satisfy exercise of stock options	—	—	—	18.7	—	(19.1)	(0.4)
Dividends	—	—	—	—	—	(171.3)	(171.3)

As of December 31, 2016	912.2	$81.3	$24,740.9	$(301.9)	$(1,497.6)	$5,925.3	$28,948.0

Dividends per share

During the year ended December 31, 2016, Shire plc declared and paid dividends of $0.2679 per ordinary share (equivalent to $0.8037 per ADS) totaling $171.3 million.

The accompanying notes are an integral part of these Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In millions)

	Common stock number of shares	Common stock	Additional paid-in capital	Treasury stock	Accumulated other comprehensive loss	Retained earnings	Total equity
As of January 1, 2015	599.1	$58.7	$4,338.0	$(345.9)	$(31.5)	$4,643.6	$8,662.9
Net income	—	—	—	—	—	1,303.4	1,303.4
Other comprehensive loss, net of tax	—	—	—	—	(152.3)	—	(152.3)
Options exercised	2.0	0.2	16.4	—	—	—	16.6
Share-based compensation	—	—	100.3	—	—	—	100.3
Tax benefit associated with exercise of stock options	—	—	31.6	—	—	—	31.6
Shares released by employee benefit trust to satisfy exercise of stock options	—	—	—	25.3	—	(24.3)	1.0
Dividends	—	—	—	—	—	(134.4)	(134.4)

As of December 31, 2015	601.1	$58.9	$4,486.3	$(320.6)	$(183.8)	$5,788.3	$9,829.1

Dividends per share

During the year ended December 31, 2015, Shire plc declared and paid dividends of $0.233 per ordinary share (equivalent to $0.699 per ADS) totaling $134.4 million.

The accompanying notes are an integral part of these Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Years ended December 31,
	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,271.5	$327.4	$1,303.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,264.2	1,466.3	637.2
Share based compensation	174.9	318.5	100.3
Amortization of deferred financing fees	12.8	125.5	—
Expense related to the unwind of inventory fair value adjustments	747.8	1,118.0	31.1
Change in deferred taxes	(2,916.4)	(594.6)	(198.2)
Change in fair value of contingent consideration	120.7	11.1	(149.9)
Impairment of PP&E and intangible assets	289.9	101.3	643.7
Other, net	55.6	31.4	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(487.6)	(701.7)	(211.4)
Increase in sales deduction accrual	314.1	288.3	97.6
Increase in inventory	(145.1)	(255.8)	(63.2)
Decrease/(increase) in prepayments and other assets	81.1	(198.4)	37.2
(Decrease)/increase in accounts payable and other liabilities	(526.8)	621.6	109.2

Net cash provided by operating activities	4,256.7	2,658.9	2,337.0

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of PP&E	(798.8)	(648.7)	(114.7)
Purchases of businesses, net of cash acquired	—	(17,476.2)	(5,553.4)
Proceeds from sale of investments	88.6	0.9	85.7
Movements in restricted cash	(13.7)	62.8	(32.0)
Other, net	23.0	(31.0)	(5.5)

Net cash used in investing activities	(700.9)	(18,092.2)	(5,619.9)

The accompanying notes are an integral part of these Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(In millions)

	Years ended December 31,
	2017	2016	2015
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving line of credit, long term and short term borrowings	4,236.7	32,443.4	3,760.8
Repayment of revolving line of credit, long term and short term borrowings	(7,681.4)	(16,404.3)	(3,110.9)
Payment of dividend	(281.3)	(171.3)	(134.4)
Debt issuance costs	—	(172.3)	(24.1)
Proceeds from issuance of stock for share-based compensation arrangements	134.1	169.2	16.6
Other, net	(27.4)	(38.9)	(69.0)

Net cash (used in)/provided by financing activities	(3,619.3)	15,825.8	439.0

Effect of foreign exchange rate changes on cash and cash equivalents	7.1	0.8	(3.0)

Net (decrease)/increase in cash and cash equivalents	(56.4)	393.3	(2,846.9)
Cash and cash equivalents at beginning of period	528.8	135.5	2,982.4

Cash and cash equivalents at end of period	$472.4	$528.8	$135.5

Supplemental information:

	Years ended December 31,
	2017	2016	2015
Interest paid	$554.2	$284.0	$20.0
Income taxes paid, net	$524.7	$431.0	$69.0

For stock issued as purchase consideration for the acquisition of Baxalta related to non-cash investing activities, refer to Note 3, Business Combinations, to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

SHIRE PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Operations

Shire plc and its subsidiaries (collectively referred to as either “Shire” or the “Company”) is the leading global biotechnology company focused on serving people with rare diseases.

Some of the Company’s marketed products include GAMMAGARD, HYQVIA and CINRYZE for Immunology, ADVATE/ADYNOVATE, VONVENDI and FEIBA for Hematology, VYVANSE and ADDERALL XR for Neuroscience, LIALDA/MEZAVANT and PENTASA for Internal Medicine, ELAPRASE and REPLAGAL for Genetic Diseases, ONCASPAR and ONYVIDE for Oncology and XIIDRA for Ophthalmics.

The Company has grown both organically and through acquisition, completing a series of major transactions that have brought therapeutic, geographic and pipeline growth and diversification. The Company will continue to conduct its own research and development (R&D) focused on rare diseases, as well as evaluate companies, products and pipeline opportunities that offer a strategic fit and have the potential to deliver value to all of the Company’s stakeholders: patients, physicians, policy makers, payers, partners, investors and employees.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements include the accounts of Shire plc, all of its subsidiaries and the Income Access Share trust, after elimination of inter-company accounts and transactions. They have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) and U.S. Securities and Exchange Commission (SEC) regulations for annual reporting.

On June 3, 2016, the Company completed its acquisition of Baxalta for $32.4 billion, representing the fair value of purchase consideration. The Company’s Consolidated Financial Statements include the results of Baxalta from the date of acquisition. For further details regarding the acquisition, refer to Note 3, Business Combinations, to the Consolidated Financial Statements set forth in this Annual Report on Form 10-K.

Use of Estimates

The preparation of Financial Statements, in conformity with U.S. GAAP and SEC regulations, requires management to make estimates, judgments and assumptions that affect the reported and disclosed amounts of assets, liabilities and equity at the date of the Consolidated Financial Statements and reported amounts of revenues and expenses during the period. On an on-going basis, the Company evaluates its estimates, judgments and methodologies. Estimates are based on historical experience, current conditions and on various other assumptions that are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities and equity and the amounts of revenues and expenses. Actual results may differ from these estimates under different assumptions or conditions.

Consolidation

The Consolidated Financial Statements reflect the financial statements of the Company and those of the Company’s wholly-owned subsidiaries. For consolidated entities where the Company owns or is exposed to less than 100% of the economics, the Company records net income (loss) attributable to non-controlling interests in its Consolidated Statements of Operations equal to the percentage of the economic or ownership interest retained in such entities by the respective non-controlling parties. Intercompany balances and transactions are eliminated in consolidation.

The Company determines whether to consolidate subsidiaries based on either the variable interest entity (VIE) model or the voting interest model. The Company consolidates a VIE if it is determined that the Company is the primary beneficiary of the VIE. In determining whether the Company is the primary beneficiary of an entity, management applies a qualitative approach that determines whether the Company has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to that entity. The Company consolidates entities that are not VIEs if it is determined that the Company holds a majority voting interest in the entity.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Intercompany balances and transactions are eliminated in consolidation.

Revenue recognition

The Company recognizes revenue when all of the following criteria are met:

•	there is persuasive evidence an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the price to the customer is fixed or determinable; and

•	collectibility is reasonably assured.

Where applicable, all revenues are stated net of value added and similar taxes and trade discounts. The Company’s principal revenue streams and their respective accounting treatments are discussed below:

Product sales

Revenues from Product sales are recognized when title and risk of loss have passed to the customer, which is typically upon delivery. Product sales are recorded net of applicable reserves for discounts and allowances.

Reserves for Discounts and Allowances

The Company establishes reserves for trade discounts, chargebacks, distribution service fees, Medicaid rebates, managed care rebates, incentive rebates, product returns and other governmental rebates or applicable allowances. These reserves are based on estimates of the amounts earned or to be claimed on the related sales. Management’s estimates take into consideration historical experience, current contractual and statutory requirements, specific known market events and trends, industry data and forecasted customer buying and payment patterns. Actual amounts may ultimately differ from estimates. If actual results vary, management adjusts these estimates, which have an effect on earnings in the period of adjustment.

•

Trade discounts are generally credits granted to wholesalers, specialty pharmacies and other customers for remitting payment on their purchases within established incentive periods and are classified as a reduction of accounts receivable.

•

Chargebacks are credits or payments issued to wholesalers and distributors who provide products to qualified healthcare providers at prices lower than the list prices charged to the wholesaler or distributor. Reserves are estimated based on expected purchases by those qualified healthcare providers. Chargeback reserves are classified as a reduction of accounts receivable.

•

Distribution service fees are credits or payments issued to wholesalers, distributors and specialty pharmacies for compliance with various contractually-defined inventory management practices or services provided to support patient access to a product. These fees are generally based on a percentage of gross purchases but can also be based on additional services these entities provide. Most of these costs are reflected as a reduction of gross sales; however, to the extent benefit from services can be separately identified and the fair value determined, costs are classified in Selling, general and administrative expense. Reserves are classified within accrued expenses.

•

Medicaid rebates are payments to States under statutory and voluntary reimbursement arrangements. Reserves for these rebates are generally based on an estimate of expected product usage by Medicaid patients and expected rebate rates. Statutory rates are generally based on a percentage of selling price adjusted upwards for price increases in excess of published inflation indices. As a result, rebates generally increase as a percentage of the selling price over the life of the product (as prices increase). Medicaid rebate reserves are classified within accrued expenses.

•

Managed care rebates are payments to third parties, primarily pharmacy benefit managers and other health insurance providers. The reserve for these rebates is based on an estimate of customer buying patterns and applicable contractual rebate rates to be earned over each period. Reserves are classified within accrued expenses.

•

Incentive rebates are generally credits or payments issued to specialty pharmacies, distributors or Group Purchasing Organizations for qualified purchases of certain products. Reserves are estimated based on the terms of each individual contract and purchase volumes and are classified within accrued expenses.

•

Return credits are issued to customers for return of product damaged in shipment and, for certain products, return due to lot expiry. The majority of returns are due to expiry, and reserves are estimated based on historical returns experience. The returns reserve is classified within accrued expenses.

•

Other discounts and allowances include Medicare rebates, coupon and patient co-pay assistance. Medicare rebates are payments to certain health insurance providers of Medicare Part D coverage to qualified patients. Reserve estimates are based on customer buying patterns and applicable contractual rebate rates to be earned over each period. Coupon and co-pay assistance programs provide discounts to qualified patients. Reserve estimates are based on expected claim volumes under these programs and estimated cost per claim that the Company expects to pay. Reserves for Medicare and coupon and patient co-pay programs are classified within accrued expenses.

Royalties and Other Revenue

Royalty income relating to licensed technology is recognized when the licensee sells the underlying product, with the amount of royalty income recorded based on sales information received from the relevant licensee. The Company estimates sales amounts and related royalty income based on the historical product information for any period that the sales information is not available from the relevant licensee.

Other revenue includes revenues derived from product out-licensing arrangements, which may consist of an initial up-front payment on inception of the license and subsequent milestone payments upon achievement of certain clinical and sales milestones. To the extent the license requires Shire to provide services to the licensee; up-front payments are deferred and recognized over the service period.

Business combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method, assets acquired, including in-process research and development (IPR&D) projects, and liabilities assumed are recorded at their respective fair values as of the acquisition date in the Consolidated Financial Statements. The excess of the fair value of consideration transferred over the fair value of the net assets acquired is recorded as goodwill. Contingent consideration obligations incurred in connection with a business combination (including the assumption of an acquiree’s liability arising from a business combination it completed prior to the acquisition) are recorded at their fair values on the acquisition date and remeasured at their fair values each subsequent reporting period until the related contingencies are resolved. The resulting changes in fair values are recorded in earnings.

Goodwill

Goodwill represents the difference between the purchase price and the fair value of the identifiable tangible and intangible net assets acquired in a business combination. Goodwill is not amortized, but instead is reviewed for impairment. Goodwill is reviewed annually, as of October 1, and whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. Events or changes in circumstances which could trigger an impairment review include but are not limited to: unexpected adverse business conditions, economic factors, unanticipated technological changes or competitive activities and acts by governments and courts.

For the purpose of assessing the carrying value of goodwill for impairment, goodwill is allocated at the Company’s reporting unit level. As described in Note 27, Segment Reporting, the Company operates in one operating segment which it considers to be its only reporting unit.

The Company reviews goodwill for impairment by firstly assessing qualitative factors, including comparing the market capitalization of the Company to the carrying value of its assets, to determine whether events or circumstances exist which indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing these qualitative factors, it is deemed more likely than not that the fair value of a reporting unit is less than its carrying value, a “two step” quantitative assessment is performed by comparing the carrying value of the reporting unit’s net assets (including allocated goodwill) to the fair value of the reporting unit.

If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of its reporting unit, then it determines the implied fair value of its reporting unit’s goodwill. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.

Intangible Assets

Intangible assets primarily relate to commercially marketed products and IPR&D projects. Intangible assets are recorded at fair value at the time of their acquisition and are stated in the Consolidated Balance Sheets, net of accumulated amortization and impairments, if applicable.

Intangible assets related to commercially marketed products are amortized over their estimated useful lives. Remaining useful lives range from 1 year to 24 years (weighted average 19 years) and the Company amortizes its intangibles on an economic consumption method, or a straight-line basis when straight-line method approximates economic consumption method.

Milestone payments made to third parties on and subsequent to regulatory approval are capitalized as intangible assets, and amortized over the remaining useful life of the related product.

The following factors, where applicable, are considered in estimating the useful lives of intangible assets:

•	expected use of the asset;

•	regulatory, legal or contractual provisions, including the regulatory approval and review process, patent issues and actions by government agencies;

•

the effects of obsolescence, changes in demand, competing products and other economic factors, including the stability of the market, known technological advances, development of competing drugs that are more effective clinically or economically;

•	actions of competitors, suppliers, regulatory agencies or others that may eliminate current competitive advantages; and

•	historical experience of renewing or extending similar arrangements.

Acquired IPR&D represents the fair value assigned to research and development assets that have not reached technological feasibility. The value assigned to acquired IPR&D is determined by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting revenue from the projects, and discounting the net cash flows to present value. The revenue and costs projections used to value acquired IPR&D are, as applicable, reduced based on the probability of success of developing a new drug. Additionally, the projections consider the relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by the Company and its competitors. The rates utilized to discount the net cash flows to their present value are commensurate with the stage of development of the projects and uncertainties in the economic estimates used in the projections.

Upon the acquisition of IPR&D, the Company completes an assessment of whether the acquisition constitutes the purchase of a single asset or a group of assets. The Company considers multiple factors in this assessment, including the nature of the technology acquired, the presence or absence of separate cash flows, the development process and stage of completion, quantitative significance and its rationale for entering into the transaction.

If the Company acquires a business as defined under applicable accounting standards, then the acquired IPR&D is capitalized as an intangible asset. If the Company acquires an asset or group of assets that do not meet the definition of a business, then the acquired IPR&D is expensed on its acquisition date. Future costs to develop these assets are recorded to research and development expense as they are incurred.

IPR&D projects are considered to be indefinite-lived until completion of the associated R&D efforts. If and when development is complete, which generally occurs when regulatory approval to market a product is obtained, the associated assets would be deemed finite-lived and would then be amortized based on their respective estimated useful lives at that point in time. Intangible assets related to IPR&D projects are reviewed for impairment at least annually, as of October 1st, until commercialization, after which time the IPR&D is amortized over its estimated useful life.

Impairment of Long-lived Assets

The Company evaluates the carrying value of long-lived assets, except for goodwill and indefinite lived intangible assets, whenever events or changes in circumstances indicate that the carrying amounts of the relevant assets may not be recoverable. When such a determination is made, management’s estimate of undiscounted cash flows to be generated by the use and ultimate disposition of these assets is compared to the carrying value of the assets to determine whether the carrying value is recoverable. If the carrying value is deemed not to be recoverable, the amount of the impairment recognized in the Consolidated Financial Statements is determined by estimating the fair value of the relevant assets and recording an impairment loss for the amount by which the carrying value exceeds the estimated fair value.

The Company calculates the fair value using significant estimates and assumptions including but not limited to: revenues and operating profits related to the products, existing competitive activities and acts by governments and courts. Changes in these estimates and assumptions could materially affect the determination of fair value. Should the fair value of long-lived assets decline, charges for impairment may be necessary.

Fair Value Measurements

The Company has certain financial assets and liabilities recorded at fair value which have been classified as Level 1, 2 or 3 within the fair value hierarchy as described in the accounting standards for fair value measurements:

•	Level 1 - Fair values are determined utilizing quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;

•

Level 2 - Fair values are determined by utilizing quoted prices for similar assets and liabilities in active markets or other market observable inputs such as interest rates, yield curves and foreign currency spot rates; and

•	Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The majority of the Company’s financial assets have been classified as Level 1 and 2. The Company’s financial assets, which include cash equivalents, derivative contracts, marketable equity and debt securities, and plan assets for deferred compensation, have been initially valued at the transaction price and subsequently valued, at the end of each reporting period, utilizing third-party pricing services or other market observable data. The Company utilizes industry standard valuation models, including both income and market-based approaches and observable market inputs to determine value. These observable market inputs include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids, offers, current spot rates and other industry and economic events.

Accounts receivable

The Company’s accounts receivable arise from Product sales and represent amounts due from its customers. The Company monitors the financial performance and credit worthiness of its large customers so that it can assess and respond to changes in their credit profile. The Company provides reserves against accounts receivable for estimated losses, if any, that may result from a customer’s inability to pay. Amounts determined to be uncollectible are written-off against the reserve.

Investments

The Company has certain investments in pharmaceutical and biotechnology companies whose securities are not publicly traded and where fair value is not readily available. These investments are recorded using either the cost method or the equity method of accounting, depending on its ownership percentage and other factors that suggest the Company has significant influence. Under the equity method of accounting, the Company records its investments in equity-method investees in the consolidated balance sheet under Investments and its share of the investees’ earnings or losses together with other-than- temporary impairments in value under Equity in earnings/(losses) of equity method investees, net of taxes in the Consolidated Statements of Operations. The Company monitors these investments to evaluate whether any decline in their value has occurred that would be other-than-temporary, based on the implied value of recent company financings, public market prices of comparable companies, and general market conditions.

All other equity investments, which consist of investments for which the Company does not have the ability to exercise significant influence, are accounted for under the cost method or at fair value. Investments in private companies are carried at cost, less provisions for other-than-temporary impairment in value. For investments in equity investments that have readily determinable fair values, the Company classifies its equity investments as available-for-sale and, accordingly, records these investments at their fair values with unrealized holding gains and losses included in the Consolidated Statements of Comprehensive Income, net of any related tax effect. Realized gains and losses, and declines in value of available-for-sale securities judged to be other-

than-temporary, are included in Other income/(expense), net in the Consolidated Statements of Operations. The cost of securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included as Interest income in the Consolidated Statements of Operations.

Inventories

Inventories are stated at the lower of cost, computed using the first-in, first-out method, and net realizable value. The inventory costs are classified as long term when the Company expects to utilize the inventory beyond the normal operating cycle and includes these costs in Other non-current assets in the Consolidated Balance Sheets.

Capitalization of Inventory Costs

The Company capitalizes inventory costs associated with its products prior to regulatory approval, when, based on management’s judgment, future commercialization is considered highly probable and the future economic benefit is expected to be realized.

Obsolescence and Unmarketable Inventory

Inventories are written down for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and estimated net realizable value based upon assumptions about future demand and market conditions. Amounts written down due to obsolescence and unmarketable inventory are charged to Cost of sales.

Property, plant and equipment

Property, plant and equipment are carried at cost, net of accumulated depreciation and impairment losses. Property, plant and equipment are subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The cost of normal, recurring, or periodic repairs and maintenance activities related to property, plant and equipment are expensed as incurred. The cost for planned major maintenance activities, including the related acquisition or construction of assets, is capitalized if the repair will result in future economic benefits.

Interest costs incurred during the construction of major capital projects are capitalized until the underlying asset is ready for its intended use, at which point the interest costs are amortized as depreciation expense over the useful life of the underlying asset. The Company also capitalizes certain direct and incremental costs associated with the validation effort required for licensing by regulatory agencies of new manufacturing equipment for the production of a commercially approved drug. These costs primarily include direct labor and material and are incurred in preparing the equipment for its intended use. The validation costs are amortized over the useful life of the related equipment.

Depreciation of property, plant and equipment is calculated using the straight-line method over the estimated useful lives as follows:

Asset category	Estimated useful lives
Land	Not depreciated
Buildings and leasehold improvements	15 to 50 years
Office furniture, fittings and equipment	3 to 10 years
Machinery, equipment and other	3 to 15 years

At the time property, plant and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts. The profit or loss on such disposition is reflected in operating income.

Assets	Held for Sale

The Company classifies long-lived assets or disposal groups to be sold as held for sale in the period in which all of the following criteria are met:

•	management, having the authority to approve the action, commits to a plan to sell the asset or disposal group;

•	the asset or disposal group is available for immediate sale in its present condition;

•	an active program to locate a buyer and other actions required to complete the plan to sell the asset or disposal group have been initiated;

•

the sale of the asset or disposal group is probable, and transfer of the asset or disposal group is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond our control extend the period of time required to sell the asset or disposal group beyond one year;

•	the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

•	actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The Company initially measures a long-lived asset or disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held-for-sale criteria are met.

The Company assesses the fair value of a long-lived asset or disposal group less any costs to sell each reporting period it remains classified as held for sale and reports any subsequent changes as an adjustment to the carrying value of the asset or disposal group, as long as the new carrying value does not exceed the carrying value of the asset at the time it was initially classified as held for sale.

Upon determining that a long-lived asset or disposal group meets the criteria to be classified as held for sale, the Company ceases depreciation.

Discontinued operations

Discontinued operations comprise those activities that were disposed of during the period or which were classified as held for sale at the end of the period, and represent a separate major line of business or geographical area that can be clearly distinguished for operational and financial reporting purposes.

Contingent consideration payable

Contingent consideration payable represents future milestones and royalties the Company may be required to pay in conjunction with various business combinations. The amounts ultimately payable by the Company are dependent upon the successful achievement of the underlying scientific or commercial event and future net sales of the relevant products over applicable term. The Company records an obligation for such contingent payments at fair value on the acquisition date. The Company assesses the probability, and estimated timing, of these milestones being achieved and the present value of forecast future net sales of the relevant products and re-measures the related contingent consideration to fair value each balance sheet date. The amount of contingent consideration which may ultimately be payable by Shire in relation to future royalties is dependent upon future net sales of the relevant products over the life of the royalty term.

The fair value of the Company’s contingent consideration payable, which is considered as Level 3 within the fair value hierarchy, could significantly increase or decrease due to changes in certain assumptions which underpin the fair value measurements. Each set of assumptions and milestones is specific to the individual contingent consideration payable. The assumptions include, among other things, the probability of, and period in which, the relevant milestone event is expected to be achieved; the amount of royalties that will be payable based on forecast net sales of the relevant products; and the discount rates to be applied in calculating the present values of the relevant milestone or royalty. The Company regularly reviews these assumptions, and makes adjustments to the fair value measurements as required by facts and circumstances.

Derivative financial instruments

The Company uses derivative financial instruments to manage its exposure to foreign exchange risk to earnings relating to forecasted transactions and recognized assets and liabilities. For each derivative instrument that is designated and effective as a cash flow hedge, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income (AOCI) and then recognized in earnings consistent with the underlying hedged item. Cash flow hedges are classified in revenues and cost of sales and primarily relate to forecasted third-party sales denominated in foreign currencies and forecasted intercompany sales denominated in foreign currencies, respectively.

In its application of hedge accounting, the Company assesses, both at inception and on a prospective basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in cash flows or fair values of the hedged items. The Company also assesses hedge effectiveness on a retrospective basis every quarter with any hedge ineffectiveness recorded to the Consolidated Statements of Operations.

The Company uses forward contracts to mitigate the effects of changes in foreign exchange relating to certain of the Company’s intercompany and third-party receivables and payables. These derivative instruments generally are not formally designated as hedges and the terms of these instruments generally do not exceed three months. The fair values of these instruments are included in the Consolidated Balance Sheets in Current assets or Current liabilities, with changes in the fair value recognized in the Consolidated Statements of Operations. The cash flows relating to these instruments are presented within Net cash provided by operating activities in the Consolidated Statements of Cash Flows, unless the derivative instruments are economically hedging specific investing or financing activities.

Translation of foreign currency

The functional currency for most of the foreign subsidiaries is their local currency. For the non-U.S. subsidiaries that transact in a functional currency other than the U.S. dollar, assets and liabilities are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the average foreign exchange rates for the period. Adjustments resulting from the translation of the financial statements of the foreign operations into U.S. dollars are excluded from the determination of Net income and are recorded in AOCI, a separate component of equity. For subsidiaries where the functional currency of the assets and liabilities differ from the local currency, non-monetary assets and liabilities are translated at the rate of exchange in effect on the date assets were acquired while monetary assets and liabilities are translated at current rates of exchange as of the balance sheet date. Income and expense items are translated at the average foreign currency rates for the period. Translation adjustments of these subsidiaries are included in Other income/(expense), net.

Foreign currency exchange transaction (losses)/gains included in Consolidated Statements of Operations in the years ended December 31, 2017, 2016 and 2015 amounted to $(97.3) million, $17.7 million and $(26.5) million, respectively.

Cost of sales

Cost of sales includes the cost of purchasing finished product for sale, the cost of raw materials and costs of manufacturing those products including shipping and handling costs, depreciation and amortization of intangible assets in respect of favorable manufacturing contracts. Royalties payable to third party intellectual property owners related to the sold products are also included in Cost of sales.

Research and development (R&D) expense

Research and development expenses consist of compensation and benefits, facilities and overhead expenses, clinical trial expenses and fees paid to contract research organizations (CROs), clinical supply and manufacturing expenses and upfront fees and milestones paid to collaborators. R&D expense also includes the impairment charges related to the IPR&D intangible assets.

Research and development expenses are expensed as incurred. Payments that were made for research and development services prior to the services being rendered are recorded as Prepaid expenses and other current assets on the Consolidated Balance Sheets and are expensed as the services are provided. Management also accrues the costs of ongoing clinical trials associated with programs that have been terminated or discontinued for which there is no future economic benefit at the time the decision is made to terminate or discontinue the program.

Selling, general and administrative expenses

Selling, general and administrative expenses are primarily comprised of compensation and benefits associated with sales and marketing, finance, human resources, legal, information technology and other administrative personnel, outside marketing, advertising and legal expenses and other general and administrative costs.

Advertising costs are expensed as incurred. Advertising costs amounted to $210.3 million, $216.0 million and $56.1 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Collaborative arrangements

The Company enters into collaborative arrangements to develop and commercialize drug candidates. These collaborative arrangements often require up-front, milestone, royalty or profit share payments, or a combination of these, with payments often contingent upon the success of the related development and commercialization efforts. Collaboration agreements entered into by the Company may also include expense reimbursements or other such payments to the collaborating partner. The Company records payments received from the collaborative partners for their share of the development costs as a reduction of research and development expense.

For collaborations with commercialized products, if the Company is the principal, it records revenue and the corresponding operating costs in their respective line items in the Consolidated Statements of Operations. If the Company is not the principal, it records operating costs as a reduction of revenue.

Leased assets

The costs of operating leases are charged to operations on a straight-line basis over the lease term, even if rental payments are not made on such a basis.

Assets acquired under capital leases are included in the Consolidated Balance Sheets as property, plant and equipment and are depreciated over the shorter of the period of the lease or their useful lives. The capital element of future lease payments is recorded as a liability, while the interest element is charged to operations over the period of the lease to produce a level yield on the balance of the capital lease obligation.

Finance costs of debt

Financing costs relating to debt issued are recorded against the corresponding debt and amortized to the Consolidated Statements of Operations over the period to the earliest redemption date of the debt, using the effective interest rate method. On extinguishment of the related debt, any unamortized deferred financing costs are written off and charged to Interest expense in the Consolidated Statements of Operations.

Income taxes

The provision for income taxes includes Irish corporation tax, US federal, state, local and other foreign taxes. Income taxes are accounted for under the liability method.

Uncertain tax positions are recognized in the Consolidated Financial Statements for positions which are considered more likely than not of being sustained, based on the technical merits of the position on audit by the tax authorities. The measurement of the tax benefit recognized in the Consolidated Financial Statements is based upon the largest amount of tax benefit that, in management’s judgment, is greater than 50% likely of being realized based on a cumulative probability assessment of the possible outcomes.

The Company recognizes interest and penalties relating to income taxes within Income taxes. Interest income on cash required to be deposited with the tax authorities is recognized within Interest income.

Deferred tax assets and liabilities are recognized for differences between the carrying amounts of assets and liabilities in the Consolidated Financial Statements and the tax bases of assets and liabilities that will result in future taxable or deductible amounts. The deferred tax assets and liabilities are measured using the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings per share

Basic earnings per share is based upon net income attributable to the Company divided by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is based upon net income attributable to the Company divided by the weighted average number of ordinary share equivalents outstanding during the period, adjusted for the dilutive effect of all potential ordinary shares equivalents that were outstanding during the year. Such potentially dilutive shares are excluded when the effect would be to increase diluted earnings per share or reduce the diluted loss per share.

Share-based compensation

The share-based compensation programs grant awards that include stock-settled share appreciation rights (SARs), stock options, performance share awards (PSAs), restricted stock units (RSUs) and performance share units (PSUs). The Company also operates a Global Employee Stock Purchase Plan, and Sharesave Plans in the UK and Ireland.

Share-based compensation represents the cost of share-based awards granted to employees. The Company measures share-based compensation cost for awards classified as equity at the grant date, based on the estimated fair value of the award. Predominantly all of the Company’s awards have service and/or performance conditions and the fair values of these awards are estimated using a Black-Scholes valuation model.

For share-based compensation awards which cliff vest, the Company recognizes the cost of the relevant share-based payment award as an expense on a straight-line basis (net of estimated forfeitures) over the employee’s requisite service period. For those share-based compensation awards with a graded vesting schedule, the Company recognizes the cost of the relevant share-based payment award as an expense on a straight-line basis (net of estimated forfeitures) over the requisite service period for the entire award (that is, over the requisite service period for the last separately vesting portion of the award). The share-based compensation expense is recorded in Cost of product sales, R&D, SG&A, Reorganization costs and Integration and Acquisition costs in the Consolidated Statements of Operations based on the employees’ respective functions.

The Company records deferred tax assets for awards that result in deductions on the Company’s income tax returns, based on the amount of compensation cost recognized and the Company’s statutory tax rate in the jurisdiction in which it will receive a deduction. For the years ended December 31, 2016 and 2015, differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company’s income tax returns were recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the Consolidated Statements of Operations (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards). Following the adoption of new accounting guidance effective January 1, 2017, for the year ended December 31, 2017, differences between the deferred tax assets and the actual tax deduction reported on the Company’s income tax returns were recorded in the Consolidated Statements of Operations, including if the tax deduction exceeds the deferred tax asset. The Company’s share-based compensation plans are described in more detail in Note 23, Share-based Compensation Plans.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that the Company adopts as of the specified effective date. Unless otherwise discussed below, the Company does not believe that the impact of recently issued standards that are not yet effective will have a material impact on the Company’s financial position or results of operations upon adoption.

Adopted during the current period

Inventory

In July 2015, the FASB issued new guidance which requires an entity to measure inventory at the lower of cost and net realizable value. Net realizable value is defined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The Company adopted this standard as of January 1, 2017, which did not impact the Company’s financial position or results of operations.

Share-Based Payment Accounting

In March 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The new standard requires recognition of the income tax effects of vested or settled awards in the income statement and involves several other aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the Statements of Cash Flows and allows a one-time accounting policy election to account for forfeitures as they occur. The new standard was effective January 1, 2017.

The Company adopted ASU 2016-09 in the first quarter of 2017. Before adoption, excess tax benefits or deficiencies from the Company’s equity awards were recorded as Additional paid-in capital in its Consolidated Balance Sheets. Upon adoption, the Company recorded any excess tax benefits or deficiencies from its equity awards in its Consolidated Statements of Operations in the reporting periods in which vesting or settlement occurs.

Amendments related to accounting for excess tax benefits have been adopted prospectively, resulting in recognition of excess tax benefits against Income taxes rather than Additional paid-in capital of $11.5 million for the twelve months ended December 31, 2017.

As a result of the adoption, the Company recorded an adjustment to Retained earnings of $39.0 million to recognize net operating loss carryforwards attributable to excess tax benefits on stock compensation that had not been previously recognized to Additional paid-in capital.

Excess tax benefits for share-based payments are now included in Net cash provided by operating activities rather than Net cash provided by financing activities. The changes have been applied prospectively in accordance with the ASU and prior periods have not been adjusted.

Upon adoption of ASU 2016-09, the Company elected to account for forfeitures in relation to service conditions as they occur. The change was applied on a modified retrospective basis with a cumulative effect adjustment to Retained earnings of $10.7 million as of January 1, 2017.

Definition of a Business

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This new standard clarifies the definition of a business and provides guidance to determine when an integrated set of assets and activities is not a business. The Company adopted this standard prospectively on January 1, 2017.

To be adopted in future periods

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test of Goodwill Impairment. This new standard simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. This standard will be effective for the Company as of January 1, 2020, with early adoption permitted for annual goodwill impairment tests performed after January 1, 2017. The Company does not expect the adoption of this standard to have a material impact on its financial position and results of operations.

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures.

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of the new standard from January 1, 2017 to January 1, 2018.

The FASB has subsequently issued five additional ASUs amending the guidance in Topic 606, each with the same effective date and transition date of January 1, 2018. This amended guidance has been considered in the Company’s overall assessment of Topic 606.

Shire will adopt this standard on January 1, 2018, using the modified retrospective transition method. The Company has identified two primary revenue streams from contracts with customers as part of its assessment: 1) product sales and 2) licensing arrangements.

The Company completed its assessment of implementing the new standard. The adoption of the new standard will not have a material impact to revenue recognition related to product revenue or licensing arrangements. The impact of the adoption will be recorded as a cumulative effect adjustment in the Consolidated Statement of Changes in Equity upon adoption on January 1, 2018.

Financial Instrument Accounting

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new standard amends certain aspects of accounting and disclosure requirements of financial instruments, including the requirement that equity investments with readily determinable fair values be measured at fair value with changes in fair value recognized in the results of operations. This standard will be effective for the Company as of January 1, 2018. The adoption of this guidance will not have a material impact on its financial position and results of operations.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new accounting guidance will require the recognition of all long-term lease assets and lease liabilities by lessees and sets forth new disclosure requirements for those lease assets and liabilities. The standard requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet using a modified retrospective approach at the beginning of the earliest comparative period in the financial statements. This standard will be effective for the Company as of January 1, 2019. Early adoption is permitted. The Company is currently evaluating the potential impact on its financial position and results of operations of adopting this guidance.

Statement of Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new standard clarifies certain aspects of the statement of cash flows, and aims to reduce diversity in practice regarding how certain transactions are classified in the statement of cash flows. This standard will be effective for the Company as of January 1, 2018. Early adoption is permitted. The adoption of this guidance will not have a material impact on the Company’s Consolidated Statements of Cash Flows.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The new guidance is intended to reduce diversity in the presentation of restricted cash and restricted cash equivalents in the statement. The guidance requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. This standard will be effective for the Company as of January 1, 2018. The adoption of this guidance will not have a material impact on the Company’s Consolidated Statements of Cash Flows.

Income Taxes

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers Other than Inventory. This standard removes the current exception in U.S. GAAP prohibiting entities from recognizing current and deferred income tax expenses or benefits related to transfer of assets, other than inventory, within the consolidated entity. The current exception to defer the recognition of any tax impact on the transfer of inventory within the consolidated entity until it is sold to a third party remains unaffected. The Company will adopt the standard effective January 1, 2018 using a modified retrospective approach with a cumulative-effect adjustment to opening retained earnings in the first quarter of 2018. The adoption of this guidance will not have a material impact on its financial position and results of operations.

Retirement Benefits Income Statement Presentation

In March 2017, the FASB issued ASU 2017-07, Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The standard amends the income statement presentation of the components of net periodic benefit cost for defined benefit pension and other postretirement plans. The standard requires entities to (1) disaggregate the current-service-cost component from the other components of net benefit cost (the “other components”) and present it with other current compensation costs for related employees in the income statement and (2) present the other components elsewhere in the income statement and outside of income from operations if such a subtotal is presented. The standard also requires entities to disclose the income statement lines that contain the other components if they are not presented on appropriately described separate lines. This standard will be effective for the Company as of January 1, 2018. The adoption of this guidance will not have a material impact on its financial position and results of operations.

Share-Based Payment Accounting

In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718): Scope Modification Accounting. The new standard clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. This standard will be effective for the Company as of January 1, 2018. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s financial position and results of operations.

Derivatives and Hedging

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The standard amends its hedge accounting model to enable entities to better portray the economics of their risk management activities in the financial statements. The new guidance also expands an entity’s ability to hedge non-financial and financial risk components and reduces complexity in fair value hedges of interest rate risk. Additionally, it eliminates the requirement to separately measure and report hedge ineffectiveness, eases certain assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. This standard will be effective for the Company as of January 1, 2019. Early adoption is permitted. The Company is currently evaluating the method of adoption and the potential impact on its financial position and results of operations of adopting this guidance.

3.	Business Combinations

Acquisition of Baxalta

On June 3, 2016, Shire acquired all of the outstanding common stock of Baxalta for $18.00 per share in cash and 0.1482 Shire American Depository Shares (ADSs) per Baxalta share, or if a former Baxalta shareholder properly elected, 0.4446 Shire ordinary shares per Baxalta share.

Baxalta was a global biopharmaceutical company that focused on developing, manufacturing and commercializing therapies for orphan diseases and underserved conditions in hematology, immunology and oncology.

The purchase price consideration for the acquisition of Baxalta was finalized in the second quarter of 2017. The fair value of the purchase price consideration consisted of the following:

(In millions)	Fair value
Cash paid to shareholders	$12,366.7
Fair value of stock issued to shareholders	19,353.2
Fair value of partially vested stock options and RSUs assumed	508.8
Contingent consideration payable	165.0

Total purchase price consideration	$32,393.7

The acquisition of Baxalta was accounted for as a business combination using the acquisition method of accounting. Shire issued 305.2 million shares to former Baxalta shareholders at the date of the acquisition. For a more detailed description of the fair value of the partially vested stock options and RSUs assumed, refer to Note 23, Share-based Compensation Plans, to the Consolidated Financial Statements set forth in this Annual Report on Form 10-K.

The assets acquired and the liabilities assumed from Baxalta have been recorded at their fair value as of June 3, 2016, the date of acquisition. The Company’s Consolidated Financial Statements included the results of Baxalta from the date of acquisition. The amount of Baxalta’s post-acquisition revenues included in the Company’s Consolidated Statements of Operations for the year ended December 31, 2016 was $4,011.6 million. After the closing of the acquisition, the Company began integrating Baxalta and as such the combined business is now sharing various research and development and selling, general and administrative functions. As a result, computing a separate measure of Baxalta’s stand-alone profitability for periods after the acquisition date is not practical.

The purchase price allocation for the acquisition of Baxalta was finalized in the second quarter of 2017. The Company’s allocation of the purchase price to the assets acquired and liabilities assumed as of the acquisition date, including measurement period adjustments, is outlined below.

(In millions)	Preliminary value as of acquisition date (as previously reported as of December 31, 2016)	Measurement period adjustments	Fair value
ASSETS
Current assets:
Cash and cash equivalents	$583.2	$—	$583.2
Accounts receivable	1,069.7	(96.4)	973.3
Inventories	3,893.4	81.2	3,974.6
Other current assets	576.0	5.3	581.3

Total current assets	6,122.3	(9.9)	6,112.4
Property, plant and equipment	5,452.7	(46.5)	5,406.2
Investments	128.2	—	128.2
Goodwill	11,422.4	1,076.2	12,498.6
Intangible assets
Currently marketed products	21,995.0	(830.0)	21,165.0
In-Process Research and Development (IPR&D)	730.0	(570.0)	160.0
Contract based arrangements	42.2	—	42.2
Other non-current assets	155.0	69.7	224.7

Total assets	$46,047.8	$(310.5)	$45,737.3

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$1,321.9	$(2.7)	$1,319.2
Other current liabilities	354.4	9.0	363.4
Long term borrowings and capital leases	5,424.9	—	5,424.9
Deferred tax liability	5,445.3	(315.0)	5,130.3
Other non-current liabilities	1,103.6	2.2	1,105.8

Total liabilities	$13,650.1	$(306.5)	$13,343.6

Fair value of identifiable assets acquired and liabilities assumed	$32,397.7	$(4.0)	$32,393.7

Consideration
Fair value of purchase consideration	$32,397.7	$(4.0)	$32,393.7

The measurement period adjustments for Intangible assets reflect changes in the estimated fair value of currently marketed products and IPR&D. Changes are mainly related to finalizing the unit of account judgments and other changes in estimates including Cost of sales allocation and royalty expense. The measurement period adjustments for Inventory primarily reflect refinements in the estimated selling price of inventory. The changes in the estimated fair values primarily are to more accurately reflect market participant assumptions about facts and circumstances existing as of the acquisition date. The measurement period adjustments did not result from intervening events subsequent to the acquisition date.

As a result of measurement period adjustments related to the change in fair value of currently marketed products and inventory, a charge of $85.2 million was recognized in Cost of sales and a benefit of $23.3 million was recognized in Amortization of acquired intangible assets, respectively, in the Company’s Consolidated Statements of Operations. These adjustments would have been recorded during the year ended December 31, 2016 if these adjustments had been recognized as of the acquisition date.

Intangible assets

The fair value of the identifiable intangible assets has been estimated using an income approach, which is a valuation technique that provides an estimate of the fair value of an asset based on market participant expectations of the incremental after tax cash flows an asset would generate over its remaining useful life. The useful lives for currently marketed products were determined based upon the remaining useful economic lives of the assets that are expected to contribute to future cash flows.

Currently marketed products totaling $21,165.0 million relate to intellectual property (IP) rights acquired for Baxalta’s currently marketed products. The estimated useful life of the intangible assets related to currently marketed products range from 6 to 23 years (weighted average 21 years), with amortization being recorded on a straight-line basis.

IPR&D intangible assets totaling $160.0 million represent the value assigned to research and development (R&D) projects acquired. The IPR&D intangible assets are capitalized and accounted for as indefinite-lived intangible assets and will be subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project, the Company will make a separate determination of the estimated useful life of the IPR&D intangible asset and the related amortization will be recorded as an expense over the estimated useful life.

Some of the more significant assumptions inherent in the development of those asset valuations include the estimated net cash flows for each year for each asset or product (including net revenues, cost of sales, R&D costs, selling and marketing costs, working capital/asset contributory asset charges and other cash flow assumptions), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, the potential regulatory and commercial success risks, competitive trends impacting the asset and each cash flow stream as well as other factors.

The discount rate used to arrive at the present value at the acquisition date of the IPR&D intangible assets was 9.5% to reflect the internal rate of return and incremental commercial uncertainty in the cash flow projections. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change. For these and other reasons, actual results may vary significantly from estimated results.

Goodwill

Goodwill of $12,498.6 million, which is not deductible for tax purposes, includes the expected synergies that will result from combining the operations of Baxalta with Shire, intangible assets that do not qualify for separate recognition at the time of the acquisition, the value of the assembled workforce, and impacted by establishing a deferred tax liability for the acquired identifiable intangible assets which have no tax basis.

Contingent consideration

The Company acquired certain contingent obligations classified as contingent consideration related to Baxalta’s historical business combinations. Additional consideration is conditionally due upon the achievement of certain milestones related to the development, regulatory, first commercial sale and other sales milestones, which could total up to approximately $1.5 billion. The Company may also pay royalties based on certain product sales. The Company estimated the fair value of the assumed contingent consideration to be $165.0 million using a probability weighting approach that considered the possible outcomes based on assumptions related to the timing and probability of the product launch date, discount rates matched to the timing of first payment and probability of success rates and discount adjustments on the related cash flows.

Inventory

The estimated fair value of work-in-process and finished goods inventory was determined utilizing the net realizable value, based on the expected selling price of the inventory, adjusted for incremental costs to complete the manufacturing process and for direct selling efforts, as well as for a reasonable profit allowance. The estimated fair value of raw material inventory was valued at replacement cost, which is equal to the value a market participant would pay to acquire the inventory.

The fair value adjustment related to inventory is expensed based on the expected product-specific inventory utilization, which is reviewed on a periodic basis and is recorded within Cost of sales in the Company’s Consolidated Statements of Operations.

Retirement plans

The Company assumed pension plans as part of the acquisition of Baxalta, including defined benefit and post-retirement benefit plans in the U.S. and foreign jurisdictions, which had a net liability balance of $610.4 million. As of June 3, 2016, the Baxalta defined benefit pension plans had assets with a fair value of $358.5 million.

Integration and acquisition costs

In the year ended December 31, 2017, the Company expensed $763.9 million relating to the acquisition and integration of Baxalta, which have been recorded within Integration and acquisition costs in the Company’s Consolidated Statements of Operations. Refer to Note 5, Integration and Acquisition Costs, for further information regarding the Company’s Integration and acquisition costs for the year ended December 31, 2017.

Supplemental disclosure of pro forma information

The following unaudited pro forma financial information presents the combined results of the operations of Shire and Baxalta as if the acquisition of Baxalta had occurred as of January 1, 2015. The unaudited pro forma financial information is not necessarily indicative of what the consolidated results of operations actually would have been had the respective acquisition been completed on January 1, 2015. In addition, the unaudited pro forma financial information does not purport to project the future results of operations of the combined Company.

(In millions, except per share amounts)	Year ended December 31, 2016
Revenues	$13,999.6
Net income from continuing operations	2,213.6

Per share amounts:
Net income from continuing operations per share - basic	$2.87
Net income from continuing operations per share - diluted	$2.85

The unaudited pro forma financial information above reflects the following pro forma adjustments:

(i)	an adjustment to increase net income for the year ended December 31, 2016 by $678.9 million to eliminate integration and acquisition related costs incurred by Shire and Baxalta;

(ii)	an adjustment to increase net income for the year ended December 31, 2016 by $847.9 million to reflect the expense related to the unwind of inventory fair value adjustments as inventory is sold;

(iii)	an adjustment to increase amortization expense for the year ended December 31, 2016 by $304.0 million related to the identifiable intangible assets acquired; and

(iv)

an adjustment to decrease net income for the year ended December 31, 2016 by $42.5 million, primarily related to the additional interest expense associated with the debt incurred to partially fund the acquisition of Baxalta and the amortization of related deferred debt issuance costs.

The adjustments above are stated net of their tax effects, where applicable.

Acquisition of Dyax

On January 22, 2016, Shire acquired all of the outstanding common stock of Dyax for $37.30 per share in cash. Under the terms of the merger agreement, former Dyax shareholders may receive additional value through a non-tradable contingent value right worth $4.00 per share, payable upon U.S. Food and Drug Administration (FDA) approval of SHP643 (formerly DX-2930) in Hereditary Angioedema (HAE).

Dyax was a publicly-traded, Massachusetts-based rare disease biopharmaceutical company primarily focused on the development of plasma kallikrein (pKal) inhibitors for the treatment of HAE. Dyax’s most advanced clinical program was SHP643, a Phase 3 program with the potential for improved efficacy and convenience for HAE patients. SHP643 has received Fast Track, Breakthrough Therapy, and Orphan Drug Designations by the FDA and has also received Orphan Drug status in the EU. Dyax’s sole marketed product, KALBITOR, is a pKal inhibitor for the treatment of acute attacks of HAE in patients 12 years of age and older.

The acquisition of Dyax was accounted for as a business combination using the acquisition method. The acquisition-date fair value consideration was $6,330.0 million, comprising cash paid on closing of $5,934.0 million and the fair value of the contingent value right of $396.0 million (maximum payable $646.0 million). The assets acquired and the liabilities assumed from Dyax have been recorded at their fair value as of January 22, 2016, the date of acquisition. The Company’s Consolidated Financial Statements include the results of Dyax as of January 22, 2016. The amount of Dyax’s post-acquisition revenues included in the Company’s Consolidated Statements of Operations for the year ended December 31, 2016 is $77.1 million. After the closing of the acquisition, the Company began integrating Dyax and as such the combined business is now sharing various research and development and selling, general and administrative functions. As a result, computing a separate measure of Dyax’s stand-alone profitability for periods after the acquisition date is not practical.

The purchase price allocation for the acquisition of Dyax was finalized in the first quarter of 2017. The allocation of the total purchase price is outlined below.

(In millions)	Fair value
ASSETS
Current assets:
Cash and cash equivalents	$241.2
Accounts receivable	22.5
Inventories	20.2
Other current assets	8.1

Total current assets	292.0
Property, plant and equipment	5.8
Goodwill	2,702.1
Intangible assets
Currently marketed projects	135.0
IPR&D	4,100.0
Contract based royalty arrangements	425.0
Other non-current assets	28.6

Total assets	$7,688.5

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$30.0
Other current liabilities	1.7
Deferred tax liability	1,325.4
Other non-current liabilities	1.4

Total liabilities	$1,358.5

Fair value of identifiable assets acquired and liabilities assumed	$6,330.0

Consideration
Fair value of purchase consideration	$6,330.0

Currently marketed products

Currently marketed products totaling $135.0 million relate to intellectual property rights acquired for KALBITOR. The fair value of the currently marketed product has been estimated using an income approach, based on the present value of incremental after tax cash flows attributable to KALBITOR.

The estimated useful life of the KALBITOR intangible asset is 18 years, with amortization being recorded on a straight-line basis.

IPR&D

The IPR&D asset of $4,100.0 million relates to Dyax’s clinical program SHP643, a Phase 3 program with the potential for improved efficacy and convenience for HAE patients. The IPR&D intangible asset is capitalized and accounted for as indefinite-lived intangible assets and will be subject to impairment testing until completion or abandonment of the projects. The fair value of this IPR&D asset was estimated based on an income approach, using the present value of incremental after tax cash flows expected to be generated by this development project. The estimated cash flows have been probability adjusted to take into account the development stage of completion and the remaining risks and uncertainties surrounding the future development and commercialization.

The estimated probability adjusted after tax cash flows used to estimate the fair value of intangible assets have been discounted at 9%.

Royalty rights

Intangible assets totaling $425.0 million relate to royalty rights arising from licensing agreements of a portfolio of product candidates. This portfolio includes two approved products, marketed by Eli Lilly & Company, and various development-stage products. Multiple product candidates with other pharmaceutical companies are in various stages of clinical development for which the Company is eligible to receive future royalties and/or milestone payments.

The fair value of these royalty rights has been estimated using an income approach, based on the present value of incremental after-tax cash flows attributable to each royalty right.

The estimated useful lives of these royalty rights range from seven to nine years (weighted average eight years), with amortization being recorded on a straight-line basis.

Goodwill

Goodwill of $2,702.1 million, which is not deductible for tax purposes, includes the expected synergies that will result from combining the operations of Dyax with Shire; intangible assets that do not qualify for separate recognition at the time of the acquisition; the value of the assembled workforce; and impacted by establishing a deferred tax liability for the acquired identifiable intangible assets which have no tax basis.

Supplemental disclosure of pro forma information

The following unaudited pro forma financial information presents the combined results of the operations of Shire and Dyax as if the acquisitions of Dyax had occurred as of January 1, 2015. The unaudited pro forma financial information is not necessarily indicative of what the consolidated results of operations actually would have been had the respective acquisition been completed at the date indicated. In addition, the unaudited pro forma financial information does not purport to project the future results of operations of the combined Company.

(In millions, except per share amounts)	Year ended December 31, 2016
Revenues	$11,402.5
Net income from continuing operations	792.2

Per share amounts:
Net income from continuing operations per share - basic	$1.03
Net income from continuing operations per share - diluted	$1.02

The unaudited pro forma financial information above reflects the following pro forma adjustments:

(i)	an adjustment to increase net income for the year ended December 31, 2016 by $111.1 million to eliminate acquisition related costs incurred by Shire and Dyax and

(ii)	an adjustment to increase amortization expense for the year ended December 31, 2016 by $1.3 million related to the identifiable intangible assets acquired.

The adjustments above are stated net of their tax effects, where applicable.

4.	Collaborative and Other Licensing Arrangements

The Company is party to certain collaborative and licensing arrangements. In some of these arrangements, Shire and the licensee are both actively involved in the development and commercialization of the licensed product and have exposure to risks and rewards dependent on its commercial success.

Out-licensing arrangements

The Company has entered into various licensing arrangements where it has licensed certain product or intellectual property rights for consideration such as up-front payments, development milestones, sales milestones and/or royalty payments. Under the terms of these licensing arrangements, the Company may receive development milestone payments up to an aggregate amount of $10.3 million and sales milestones up to an aggregate amount of $91.0 million. The receipt of these substantive milestones is uncertain and contingent on the achievement of certain development milestones or the achievement of a specified level of annual net sales by the licensee. During the years ended 2017 and 2016, the Company received cash related to up-front and milestone payments of $9.1 million and $10.5 million, respectively. During the years ended 2017, 2016 and 2015, the Company recognized milestone income of $82.5 million, $17.4 million and $8.9 million, respectively, in other revenues, and $34.6 million, $63.0 million and $51.0 million, respectively, in product sales for shipment of product to the relevant licensee.

Collaboration and in-licensing arrangements

The Company is party to various collaborative and in-licensing arrangements. These agreements generally provide for commercialization rights to a product or products being developed by the counterparty, and in exchange often resulted in an upfront payment upon execution of the agreement and an obligation that the Company make future development, regulatory approval or commercial milestone payments as well as royalty payments. Under the terms of these licensing arrangements, the Company made an initial $47.5 million, $110.0 million and $nil upfront license payment and milestone payments during the years ended 2017, 2016 and 2015, respectively, which were included in Research and development expense in the Company’s Consolidated Statements of Operations. As of the December 31, 2017, the Company had the potential to make future payments related to option fees and development, regulatory and commercialization milestones totaling up to $5.5 billion, excluding potential future royalty payments.

The following is a description of the Company’s significant collaboration agreements, including those that were acquired by the Company. The acquisition-date fair value of the collaboration agreements acquired from Baxalta was included in the IPR&D.

Rani Therapeutics LLC

In December 2017, Shire entered into a collaboration agreement with Rani Therapeutics, LLC (Rani) to conduct research on the use of the RANI PILL technology for oral delivery of Factor VIII (FVIII) therapy for patients with hemophilia A. The collaboration agreement grants Shire an exclusive option to negotiate a license to develop and commercialize the technology for delivery of FVIII therapy following completion of feasibility studies. Shire also made an equity investment in Rani.

Novimmune S.A.

In July 2017, Shire entered into a licensing agreement with Novimmune S.A. (Novimmune). The license grants Shire exclusive worldwide rights to develop and commercialize a bi-specific antibody in pre-clinical development for the treatment of hemophilia A and hemophilia A patients with inhibitors. Under the terms of the agreement, Shire will develop, and if approved, commercialize the product. Shire made an initial upfront license payment. Novimmune will be entitled to receive additional potential milestone payments based on clinical, regulatory and commercial milestones and single-digit royalties.

Parion Sciences Inc.

In May 2017, Shire entered into an agreement to license the exclusive worldwide rights to SHP659 (formerly known as P-321) from Parion Sciences Inc. (Parion). SHP659 is a Phase 2 investigational epithelial sodium channel inhibitor for the potential treatment of dry eye disease in adults. Under the terms of the agreement, Shire will develop, and if approved, commercialize this compound. Shire made an initial upfront license payment. Parion will be entitled to receive additional potential milestone payments based on clinical, regulatory and commercial milestones and Parion has the option to co-fund through additional stages of development in exchange for enhanced tiered low double-digit royalties. In addition, Parion has the option to co-fund commercialization activities and participate in the financial outcome from those activities.

Pfizer Inc.

In July 2016, the Company licensed the global rights to all indications for SHP647 from Pfizer Inc. (Pfizer) SHP647 is an investigational biologic being evaluated for the treatment of moderate-to-severe inflammatory bowel disease. Under the terms of the agreement, Pfizer received an upfront payment and eligible to receive milestone payments based on clinical, regulatory and commercialization milestones and low double-digit royalties on any potential sales if the product is approved.

Precision BioSciences Inc.

In June 2016, the Company acquired a strategic immuno-oncology collaboration with Precision BioSciences Inc. (Precision). The Company acquired the collaboration through the acquisition of Baxalta. Together, Shire and Precision will develop chimeric antigen receptor (CAR) T cell therapies for up to six unique targets. On a product-by-product basis, following successful completion of early-stage research activities up to and including Phase 2 clinical trials, Shire will have exclusive option rights to complete late-stage development and worldwide commercialization. Precision is responsible for development costs for each target prior to option exercise. Precision also has the right to participate in the development and commercialization of any licensed products resulting from the collaboration through a 50/50 co-development and co-promotion option in the United States. Precision is eligible to receive option fees and milestone payments based on development, regulatory and commercialization milestones, in addition to future royalty payments.

Symphogen

In June 2016, the Company acquired a research, option and commercial agreement with Symphogen. The Company acquired the agreement through the acquisition of Baxalta. Under the terms of the agreement, Shire and Symphogen plan to develop checkpoint inhibitor therapies for up to six unique targets. On a product-by-product basis, following successful completion of early-stage research activities up to and including Phase 1 clinical trials, Shire will have exclusive option rights to complete late-stage development and worldwide commercialization. Symphogen is responsible for development costs for each target prior to such option exercise. Symphogen is eligible to receive milestone payments based on development, regulatory and commercialization milestones achieved after option exercise for all six proteins and future royalty payments.

Ipsen Bioscience Inc.

In June 2016, the Company acquired an exclusive license agreement with Ipsen Bioscience Inc.’s predecessor, Merrimack Pharmaceuticals, Inc. (Merrimack) relating to the development and commercialization of ONIVYDE (nanoliposomal irinotecan injection) (nal-IRI). The Company acquired the agreement through the acquisition of Baxalta. The arrangement includes all potential indications for nal-IRI across all markets with the exception of the U.S. and Taiwan. The first indication being pursued is for the treatment of patients with metastatic pancreatic cancer who were previously treated with gemcitabine-based therapy. Ipsen is eligible to receive milestone payments related to development, regulatory and commercialization milestones.

5.	Integration and Acquisition Costs

For the year ended December 31, 2017, Shire recorded Integration and acquisition costs of $894.5 million, primarily due to the acquisition and integration of Baxalta. A charge of $120.7 million relating to the change in fair value of contingent consideration payable is included in these costs.

The Company entered its second phase of integration activities during 2017. The costs associated with this phase primarily related to headcount reduction as the Company advanced and completed certain activities related to exiting transition services agreements (TSA) with Baxter, integrating legal entities and rationalization of the Company’s manufacturing facilities. For further details on existing agreements with Baxter, refer to Note 28, Agreements and Transactions with Baxter, of these Consolidated Financial Statements. The Company also drove savings through the continued prioritization of its research and development programs and continued consolidation of its commercial operations. The integration of Baxalta is estimated to be completed by mid to late 2019.

The Baxalta integration and acquisition costs include $211.6 million of employee severance and acceleration of stock compensation, $140.3 million of third-party professional fees, $89.9 million of expenses associated with facility consolidations and $231.7 million of asset impairments for the year ended December 31, 2017. The Company expects the majority of these expenses, except for certain costs related to facility consolidations, to be paid within 12 months from the date the related expenses were incurred.

The following table summarizes the type and amount of cost recorded and the related reserve for the years ended December 31, 2017 and 2016:

(In millions)	Severance and employee benefits	Lease terminations	Total
As of January 1, 2016	$—	$—	$—
Amount charged to integration costs	267.3	—	267.3
Paid/utilized	(193.3)	—	(193.3)

As of December 31, 2016	$74.0	$—	$74.0
Amount charged to integration costs	175.2	72.7	247.9
Paid/utilized	(176.3)	(16.1)	(192.4)

As of December 31, 2017	$72.9	$56.6	$129.5

For the year ended December 31, 2016, Shire recorded Integration and acquisition costs of $883.9 million primarily related to the acquisition and integration of Dyax and Baxalta. These costs primarily consist of $463.4 million of employee severance and acceleration of stock compensation, $378.7 million of third-party professional fees, $58.1 million of contract terminations and a credit of $11.1 million relating to the change in fair value of contingent consideration.

For the year ended December 31, 2015, Shire recorded net integration and acquisition costs of $39.8 million. The net integration and acquisition costs principally comprises costs related to the acquisition and integration of NPS Pharma, Viropharma, Dyax and Baxalta of $189.7 million, offset by a net credit relating to the change in the fair value of contingent consideration liabilities of $149.9 million. This net credit principally relates to the acquisition of Lumena, reflecting the agreement in the third quarter of 2015 to settle all future contingent milestones payable to former Lumena shareholders for a one-time cash payment of $90.0 million and the acquisition of Lotus Tissue Repair, Inc. reflecting a lower probability of success for the SHP608 asset (for the treatment of Dystrophic Epidermolysis Bullosa (DEB)) as a result of certain preclinical toxicity findings.

6.	Reorganization Costs

The Company incurred Reorganization costs totaling $47.9 million during the year ended December 31, 2017. The costs primarily related to the planned closure of certain facilities and associated costs of $28.1 million and employee termination and other costs of $10.6 million. As of December 31, 2017, cash payments associated with these costs were not significant. Other restructuring charges recorded, which were not significant, during the year ended December 31, 2017 relate to professional and consulting fees.

The Company incurred reorganization costs totaling $121.4 million during the year ended December 31, 2016. The costs primarily related to the planned closure of certain manufacturing facilities and associated asset impairments of $77.4 million and employee termination and other costs of $16.2 million. As of December 31, 2016, cash payments associated with these costs were not significant. Other restructuring charges recorded, which were not significant for the year ended December 31, 2016, relate to the closure of other offices and the related employee relocation.

In October 2014, the Company announced its plans to relocate positions to Lexington, Massachusetts from its Chesterbrook, Pennsylvania site and establish Lexington as the Company’s U.S. operational headquarters in continuation of the One Shire efficiency program. During 2015, the Company incurred reorganization costs totaling $97.9 million, primarily related to employee involuntary termination benefits and other reorganization costs primarily related to the Company’s One Shire business reorganization. The One Shire reorganization was substantially completed as of December 31, 2015.

7.	Results of Discontinued Operations

Following the divestment of the Company’s DERMAGRAFT business in January 2014, the operating results associated with the DERMAGRAFT business have been classified as discontinued operations in the Company’s Consolidated Statements of Operations for all periods presented.

During the year ended December 31, 2017, the Company recorded a gain of $18.0 million (net of tax of $8.9 million), primarily related to legal contingencies related to the divested DERMAGRAFT business and the release of escrow to Shire.

In January 2017, Shire entered into a final settlement agreement with the Department of Justice (DOJ) in the amount of $350.0 million, plus interest which was accrued in 2016 and paid during 2017.

After the civil settlement with the DOJ was finalized, Shire and Advanced BioHealing Inc.’s (ABH) equity holders entered into a settlement agreement and ABH’s equity holders released the $37.5 million escrow to Shire. Shire released the claims against ABH equity holders upon receiving the entire amount held in escrow.

During the year ended December 31, 2016, the Company recorded a loss of $276.1 million (net of tax benefit of $98.8 million), primarily related to legal contingencies related to the divested DERMAGRAFT business.

During the year ended December 31, 2015, the Company recorded a loss from discontinued operations of $34.1 million (net of tax benefit of $18.9 million), primarily relating to a change in estimate in relation to reserves for onerous leases retained by the Company.

8.	Accounts Receivable, Net

Accounts receivable as of December 31, 2017 of $3,009.8 million (December 31, 2016: $2,616.5 million), are stated at the invoiced amount and net of reserve for discounts and doubtful accounts of $271.5 million (December 31, 2016: $169.6 million).

Reserve for discounts and doubtful accounts:

(In millions)	2017	2016	2015
As of January 1,	$169.6	$55.8	$48.5
Provision charged to operations	1,408.1	838.1	424.2
Payments/credits	(1,306.2)	(724.3)	(416.9)

As of December 31,	$271.5	$169.6	$55.8

As of December 31, 2017, accounts receivable included $106.6 million (December 31, 2016: $102.2 million) related to royalties receivable.

9.	Inventories

Inventories are stated at the lower of cost and net realizable value. Inventories comprise:

(In millions)	December 31, 2017	December 31, 2016
Finished goods	$926.1	$1,380.0
Work-in-progress	1,574.0	1,491.0
Raw materials	791.4	691.3

	$3,291.5	$3,562.3

For a more detailed description of inventories acquired, refer to Note 3, Business Combinations, to these Consolidated Financial Statements.

10.	Prepaid Expenses and Other Current Assets

Components of prepaid expenses and other current assets are summarized as follows:

(In millions)	December 31, 2017	December 31, 2016
Prepaid expenses	$242.6	$183.9
Income tax receivable	179.9	237.5
Value added taxes receivable	59.8	40.3
Other current assets	313.0	344.6

	$795.3	$806.3

11.	Property, Plant and Equipment, Net

Property, plant and equipment are recorded at historical cost, net of accumulated depreciation. Components of Property, plant and equipment, net are summarized as follows:

(In millions)	December 31, 2017	December 31, 2016
Land	$332.3	$337.9
Buildings and leasehold improvements	1,940.7	1,915.4
Machinery, equipment and other	3,106.3	2,547.2
Assets under construction	2,568.2	2,632.5

Total property, plant and equipment at cost	7,947.5	7,433.0
Less: Accumulated depreciation	(1,312.1)	(963.4)

Property, plant and equipment, net	$6,635.4	$6,469.6

Depreciation expense for the years ended December 31, 2017, 2016 and 2015 was $495.8 million, $292.9 million and $138.5 million, respectively.

During 2017, the Company determined it would divest certain facilities as part of its integration efforts. As of December 31, 2017, the Company classified $19.2 million of assets as held for sale, which were reported in Prepaid expenses and other current assets. The $19.2 million of held for sale assets was net of $27.7 million of impairment charges recorded during 2017 and consisted primarily of property, plant and equipment. The impairment charges were reported in Integration and acquisition costs.

The Company also completed the sales of certain assets during 2017 that were previously classified as held for sale for total cash proceeds of $34.6 million. Prior to the sales, the Company recorded held for sale impairment charges of $44.1 million on those assets in 2017, which were also reported in Integration and acquisition costs.

12.	Intangible assets

The following table summarizes the Company’s intangible assets:

(In millions)	Currently marketed products	IPR&D	Other intangible assets	Total
December 31, 2017
Gross acquired intangible assets	$31,973.5	$5,113.9	$835.9	$37,923.3
Accumulated amortization	(4,549.2)	—	(328.0)	(4,877.2)

Intangible assets, net	$27,424.3	$5,113.9	$507.9	$33,046.1

December 31, 2016
Gross acquired intangible assets	$31,217.5	$5,746.6	$842.2	$37,806.3
Accumulated amortization	(2,908.6)	—	(200.2)	(3,108.8)

Intangible assets, net	$28,308.9	$5,746.6	$642.0	$34,697.5

Other intangible assets are comprised primarily of royalty rights and other contract rights associated with Baxalta, Dyax and NPS.

The change in the net book value of intangible assets for the years ended December 31, 2017 and 2016 is shown in the table below:

(In millions)	2017	2016
As of January 1,	$34,697.5	$9,173.3
Acquisitions	(1,385.0)	27,462.8
Amortization charged	(1,768.4)	(1,173.4)
Impairment charges	(20.0)	(8.9)
Foreign currency translation	1,522.0	(756.3)

As of December 31,	$33,046.1	$34,697.5

The decrease in Intangible assets, net during the year ended December 31, 2017 relates to the measurement period adjustments of the acquisition of Baxalta and amortization of intangible assets. For a more detailed description of measurement period adjustments, refer to Note 3, Business Combinations, to these Consolidated Financial Statements.

In connection with the acquisition of Baxalta, the Company acquired IP rights related to currently marketed products of $21,165.0 million, IPR&D assets of $160.0 million and other contract rights of $42.2 million. For a more detailed description of this acquisition, refer to Note 3, Business Combinations, to these Consolidated Financial Statements.

In connection with the acquisition of Dyax on January 22, 2016, the Company acquired IP rights related to currently marketed products of $135.0 million, IPR&D assets of $4,100.0 million and royalty rights of $425.0 million. For a more detailed description of this acquisition, refer to Note 3, Business Combinations, to these Consolidated Financial Statements.

Estimated amortization expense can be affected by various factors including future acquisitions, disposals of product rights, regulatory approval and subsequent amortization of acquired IPR&D projects, foreign exchange movements and the technological advancement and regulatory approval of competitor products. The estimated future amortization of acquired intangible assets for the next five years is expected to be as follows:

(In millions)	Anticipated future amortization
2018	$1,891.6
2019	1,668.4
2020	1,570.3
2021	1,536.7
2022	1,511.0

13.	Goodwill

The following table provides a roll-forward of the Goodwill balance:

(In millions)	2017	2016
As of January 1,	$17,888.2	$4,147.8
Acquisitions	1,076.2	14,124.5
Foreign currency translation and other	867.3	(384.1)

As of December 31,	$19,831.7	$17,888.2

The increase in Goodwill during the year ended December 31, 2017 related to the measurement period adjustments of the acquisition of Baxalta. For a more detailed description of measurement period adjustments, refer to Note 3, Business Combinations, to these Consolidated Financial Statements.

14.	Fair Value Measurement

Assets and liabilities that are measured at fair value on a recurring basis

As of December 31, 2017 and December 31, 2016, the following financial assets and liabilities are measured at fair value on a recurring basis using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

	Fair value
(In millions)	Total	Level 1	Level 2	Level 3
As of December 31, 2017
Financial assets:
Marketable equity securities	$89.7	$89.7	$—	$—
Marketable debt securities	17.9	3.8	14.1	—
Derivative instruments	17.9	—	17.9	—

Total assets	$125.5	$93.5	$32.0	$—

Financial liabilities:
Joint venture net written option	$40.0	$—	$—	$40.0
Derivative instruments	14.2	—	14.2	—
Contingent consideration payable	1,168.2	—	—	1,168.2

Total liabilities	$1,222.4	$—	$14.2	$1,208.2

	Fair value
(In millions)	Total	Level 1	Level 2	Level 3
As of December 31, 2016
Financial assets:
Marketable equity securities	$65.8	$65.8	$—	$—
Marketable debt securities	15.5	3.6	11.9	—
Derivative instruments	18.0	—	18.0	—

Total assets	$99.3	$69.4	$29.9	$—

Financial liabilities:
Derivative instruments	$8.3	$—	$8.3	$—
Contingent consideration payable	1,058.0	—	—	1,058.0

Total liabilities	$1,066.3	$—	$8.3	$1,058.0

Marketable equity and debt securities are included within Investments in the Consolidated Balance Sheets. Contingent consideration payable is included within Other current liabilities and Other non-current liabilities in the Consolidated Balance Sheets. For information regarding the Company’s derivative arrangements, refer to Note 15, Financial Instruments, to these Consolidated Financial Statements.

Certain estimates and judgments were required to develop the fair value amounts. The estimated fair value amounts shown above are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of the financial instrument.

The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

•	Marketable equity securities: the fair values of marketable equity securities are estimated based on quoted market prices for those investments.

•

Marketable debt securities: the fair values of debt securities are obtained from pricing services or broker/dealers who either use quoted prices in an active market or proprietary pricing applications, which include observable market information for like or same securities.

•	Derivative instruments: the fair values of the swap and forward foreign exchange contracts have been determined using the month-end interest rate and foreign exchange rates, respectively.

•

Joint venture net written option and contingent consideration payable: the fair value of the contingent consideration payable has been estimated using the income approach (using a probability weighted discounted cash flow method).

There were no changes in valuation techniques or inputs utilized or transfers between fair value measurement levels during the years ended December 31, 2017 and 2016.

Assets and Liabilities Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)

Contingent consideration payable

(In millions)	2017	2016
Balance as of January 1,	$1,058.0	$475.9
Acquisitions	(4.0)	565.4
Change in fair value included in earnings	120.7	11.1
Other	(6.5)	5.6

Balance as of December 31,	$1,168.2	$1,058.0

In 2017, the increase in contingent consideration payable was primarily related to the Company’s change in fair value of contingent consideration resulting from positive topline data for SHP643. In 2016, the increase in contingent consideration payable was related to the Company’s acquisition of Dyax and Baxalta. Other contingent consideration payable primarily relates to foreign currency adjustments.

Of the $1,168.2 million of contingent consideration payable as of December 31, 2017, $626.8 million is recorded within Other current liabilities and $541.4 million is recorded within Other non-current liabilities in the Company’s Consolidated Balance Sheets.

Joint venture net written option

In March 2017, Shire executed option agreements related to a joint venture that provides Shire with a call option on the partner’s investment in joint venture equity and the partner with a put option on its investment in joint venture equity. The Company had a liability of $40.0 million for the net written option based on the estimated fair value of these options as of December 31, 2017 and the Company re-measures the instrument to fair value through the Consolidated Statements of Operations.

Quantitative Information about Assets and Liabilities Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)

Financial liabilities:

As of December 31, 2017	Fair value as of the measurement date
(In millions, except %)	Fair value	Valuation technique	Significant unobservable inputs	Range
Contingent consideration payable	$1,168.2	Income approach (probability weighted discounted cash flow)	• Cumulative probability of milestones being achieved	• 21.9 to 90%

			• Assumed market participant discount rate	• 1.8 to 8.7%

			• Periods in which milestones are expected to be achieved	• 2018 to 2040

			• Forecast quarterly royalties payable on net sales of relevant products	• $0.1 to $6.5 million

Contingent consideration payable represents future milestones and royalties the Company may be required to pay in conjunction with various business combinations and license agreements. The fair value of the Company’s contingent consideration payable could significantly increase or decrease due to changes in certain assumptions which underpin the fair value measurements. Each set of assumptions is specific to the individual contingent consideration payable.

Financial liabilities:

As of December 31, 2017	Fair value as of the measurement date
(In millions, except %)	Fair value	Valuation technique	Significant unobservable inputs	Range
Joint venture net written option	$40.0	Income approach (probability weighted discounted cash flow)	• Cash flow scenario probability weighting	• 0 to 80%

			• Assumed market participant discount rate	• 16%

Financial assets and liabilities that are disclosed at fair value

The carrying amounts and estimated fair values as of December 31, 2017 and December 31, 2016 of the Company’s financial assets and liabilities that are not measured at fair value on a recurring basis are as follows:

	December 31, 2017		December 31, 2016
(In millions)	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities:
SAIIDAC notes	$12,050.2	$11,913.7	$12,039.2	$11,633.8
Baxalta notes	5,057.7	5,229.9	5,063.6	5,066.5
Capital lease obligation	349.2	349.2	353.6	353.6

The estimated fair values of long-term debt were based upon recent observable market prices and are considered Level 2 in the fair value hierarchy. The estimated fair value of capital lease obligations is based on Level 2 inputs.

The carrying amounts of other financial assets and liabilities approximate their estimated fair value due to their short-term nature, such as liquidity and maturity of these amounts, or because there have been no significant changes since the asset or liability was last re-measured to fair value on a non-recurring basis.

15.	Financial Instruments

Foreign Currency Contracts

Due to the global nature of its operations, portions of the Company’s revenues and operating expenses are recorded in currencies other than the U.S. dollar. The value of revenues and operating expenses measured in U.S. dollars is therefore subject to changes in foreign currency exchange rates. The main trading currencies of the Company are the U.S. dollar, Euro, British pound sterling, Swiss franc, Canadian dollar and Japanese yen.

Transactional exposure arises where transactions occur in currencies different to the functional currency of the relevant subsidiary. It is the Company’s policy that these exposures are minimized to the extent practicable by denominating transactions in the subsidiary’s functional currency. Where significant exposures remain, the Company uses foreign exchange contracts (spot, forward and swap contracts) to manage the exposure for balance sheet assets and liabilities that are denominated in currencies different to the functional currency of the relevant subsidiary.

The Company has master netting agreements with a number of counterparties to these foreign exchange contracts and on the occurrence of specified events, the Company has the ability to terminate contracts and settle them with a net payment by one party to the other. The Company has elected to present derivative assets and derivative liabilities on a gross basis in the Consolidated Balance Sheet. The Company does not have credit risk related contingent features or collateral linked to the derivatives.

Designated Foreign Currency Derivatives

Certain foreign currency forward contracts were designated as cash flow hedges and accordingly, to the extent effective, any unrealized gains or losses on these foreign currency forward contracts were reported in AOCI. Realized gains and losses for the effective portion of such contracts were recognized in revenue or cost of sales when the sale of product in the currency being hedged was recognized. To the extent ineffective, hedge transaction gains and losses were reported in Other income/(expense), net.

The Company did not have any designated foreign currency contracts as of December 31, 2017. As of December 31, 2016, the Company had designated foreign currency forward contracts with a total notional value of $78.7 million with a maximum duration of six months; the fair value of these contracts was a net asset of $4.2 million.

Undesignated Foreign Currency Derivatives

The Company uses forward contracts to mitigate the foreign currency risk related to certain balance sheet positions, including intercompany and third-party receivables and payables. The Company has not elected hedge accounting for these derivative instruments as the duration of these contracts is typically three months or less. The changes in fair value of these derivatives are reported in earnings.

The table below presents the notional amount, maximum duration and fair value for the undesignated foreign currency derivatives:

(In millions, except duration)	December 31, 2017	December 31, 2016
Notional amount	$1,672.3	$1,309.1
Maximum duration (in months)	3 months	3 months
Fair value - net asset	$11.4	$6.7

The Company considers the impact of its and its counterparties’ credit risk on the fair value of the contracts as well as the ability of each party to execute its contractual obligations. As of December 31, 2017, credit risk did not materially change the fair value of the Company’s foreign currency contracts.

Interest Rate Contracts

The Company is exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in benchmark interest rates relating to its debt obligations on which interest is set at floating rates. The Company’s policy is to manage this risk to an acceptable level. The Company is principally exposed to interest rate risk on any borrowings under the Company’s various debt facilities and on part of the senior notes assumed in connection with the acquisition of Baxalta. Interest on each of these debt obligations is set at floating rates, to the extent utilized. Shire’s exposure under these facilities is to changes in U.S. dollar interest rates. For further details related to interest rates on the Company’s various debt facilities, refer to Note 17, Borrowings and Capital Leases, to these Consolidated Financial Statements.

Designated Interest Rate Derivatives

As of December 31, 2017, interest rate swap contracts designated as fair value hedges were outstanding. The effective portion of the changes in the fair value of interest rate swap contracts are recorded as a component of the underlying Baxalta Notes with the ineffective portion recorded in Interest expense. Any net interest payments made or received on the interest rate swap contracts are recognized as a component of Interest expense in the Consolidated Statements of Operations.

The table below presents the notional amount, maturity and fair value for the designated interest rate derivatives:

(In millions, except maturity)	December 31, 2017	December 31, 2016
Notional amount	$1,000.0	$1,000.0
Maturity	June 2020 and June 2025	June 2020 and June 2025
Fair value - net liability	$(7.7)	$(1.2)

For the years ended December 31, 2017 and 2016, the Company recognized losses of $4.3 million and $6.0 million, respectively, as ineffectiveness related to these contracts as a component of Interest expense.

Summary of Derivatives

The following tables summarize the income statement locations and gains and losses on the Company’s designated and undesignated derivative instruments:

(In millions)	Gain/(loss) recognized in OCI		Income Statement location	Gain reclassified from AOCI into income
Years ended December 31,	2017	2016		2017	2016
Designated derivative instruments
Cash flow hedges
Foreign exchange contracts	$(0.9)	$14.6	Cost of sales	$8.8	$4.9

(In millions)		Income Statement location		Gain/(loss) recognized in income
Years ended December 31,				2017	2016
Fair value hedges
Interest rate contracts, net		Interest expense		$(4.3)	$(6.0)
Undesignated derivative instruments
Foreign exchange contracts		Other income/(expense), net		84.8	(40.2)
Interest rate swap contracts		Interest expense		—	(3.2)

Summary of Derivatives

The following table presents the classification and estimated fair value of derivative instruments:

	Asset position			Liability position
		Fair value			Fair value
(In millions)	Balance Sheet location	December 31, 2017	December 31, 2016	Balance Sheet location	December 31, 2017	December 31, 2016
Designated derivative Instruments
Foreign exchange contracts	Prepaid expenses and other current assets	$—	$4.3	Other current liabilities	$—	$0.1
Interest rate contracts	Long term borrowings	—	0.1	Long term borrowings	7.7	1.3

		$—	$4.4		$7.7	$1.4

Undesignated derivative instruments
Foreign exchange contracts	Prepaid expenses and other current assets	$17.9	$13.6	Other current liabilities	$6.5	$6.9

Total derivative fair value		$17.9	$18.0		$14.2	$8.3

Potential effect of rights to offset		(2.7)	(1.7)		(2.7)	(1.7)

Net derivative		$15.2	$16.3		$11.5	$6.6

16.	Accounts Payable and Accrued Expenses

Components of Accounts payable and accrued expenses are summarized as follows:

	December 31,	December 31,
(In millions)	2017	2016
Accounts payable and accrued purchases	$914.6	$911.9
Accrued employee compensation and benefits payable	571.4	574.8
Accrued rebates	1,612.7	1,431.3
Accrued sales returns	175.7	118.4
Other accrued expenses	910.1	1,276.0

	$4,184.5	$4,312.4

17.	Borrowings and Capital Leases

(In millions)	December 31, 2017	December 31, 2016
Short term borrowings:
Baxalta notes	$748.8	$—
Borrowings under the Revolving Credit Facilities Agreement	810.0	450.0
Borrowings under the November 2015 Facilities Agreement	1,196.3	2,594.8
Capital leases	7.5	6.4
Other borrowings	26.1	16.8

	$2,788.7	$3,068.0

Long term borrowings:
SAIIDAC notes	$12,050.2	$12,039.2
Baxalta notes	4,308.9	5,063.6
Borrowings under the November 2015 Facilities Agreement	—	2,391.8
Capital leases	341.7	347.2
Other borrowings	51.6	58.0

	$16,752.4	$19,899.8

Total borrowings and capital leases	$19,541.1	$22,967.8

For a more detailed description of the Company’s financing agreements, refer below.

The future payments related to short and long term borrowings and capital lease obligations, on maturities, as of December 31, 2017 are as follows:

(In millions)
2018	$2,804.7
2019	3,349.4
2020	1,040.9
2021	3,329.0
2022	519.5
Thereafter	8,591.9

Total obligations	19,635.4
Less: Debt issuance cost and discount	(94.3)
Total debt obligations	$19,541.1

SAIIDAC Notes

On September 23, 2016, Shire Acquisitions Investments Ireland Designated Activity Company (SAIIDAC), a wholly owned subsidiary of Shire plc, issued unsecured senior notes with a total aggregate principal value of $12.1 billion (SAIIDAC Notes), guaranteed by Shire plc and, as of December 1, 2016, by Baxalta. Below is a summary of the SAIIDAC Notes as of December 31, 2017:

(In millions, except %)	Aggregate amount	Coupon rate	Effective interest rate in 2017	Carrying amount as of December 31, 2017
Fixed-rate notes due 2019	$3,300.0	1.900%	2.05%	$3,291.9
Fixed-rate notes due 2021	3,300.0	2.400%	2.53%	3,286.4
Fixed-rate notes due 2023	2,500.0	2.875%	2.97%	2,489.5
Fixed-rate notes due 2026	3,000.0	3.200%	3.30%	2,982.4

	$12,100.0			$12,050.2

As of December 31, 2017, there was $49.8 million of debt issuance costs and discount recorded as a reduction of the carrying amount of debt. These costs will be amortized as additional interest expense using the effective interest rate method over the period from issuance through maturity.

Baxalta Notes

Shire plc guaranteed senior notes issued by Baxalta with a total aggregate principal amount of $5.0 billion in connection with the acquisition of Baxalta (Baxalta Notes). Below is a summary of the Baxalta Notes as of December 31, 2017:

(In millions, except %)	Aggregate principal	Coupon rate	Effective interest rate in 2017	Carrying amount as of December 31, 2017
		LIBOR plus
Variable-rate notes due 2018	$375.0	0.78%	2.60%	$373.9
Fixed-rate notes due 2018	375.0	2.000%	2.00%	374.9
Fixed-rate notes due 2020	1,000.0	2.875%	2.80%	1,001.3
Fixed-rate notes due 2022	500.0	3.600%	3.30%	506.8
Fixed-rate notes due 2025	1,750.0	4.000%	3.90%	1,770.2
Fixed-rate notes due 2045	1,000.0	5.250%	5.10%	1,030.6

Total assumed Senior Notes	$5,000.0			$5,057.7

The effective interest rates above exclude the effect of any related interest rate swaps. The book values above include any premiums and adjustments related to hedging instruments. For further details related to the interest rate derivative contracts, please see Note 15, Financial Instruments, to these Consolidated Financial Statements.

Revolving Credit Facilities Agreement

On December 12, 2014, Shire entered into a $2.1 billion revolving credit facilities agreement (RCF) with a number of financial institutions. As of December 31, 2017, the Company utilized $810.0 million of the RCF. The RCF, which terminates on December 12, 2021, may be used for financing the general corporate purposes of Shire. The RCF incorporates a $250.0 million U.S. dollar and Euro swingline facility operating as a sub-limit thereof.

Term Loan Facilities Agreements

November 2015 Facilities Agreement

On November 2, 2015, Shire entered into a $5.6 billion facilities agreement (November 2015 Facilities Agreement), which is comprised of three amortizing credit facilities. The total amount outstanding under the November 2015 Facilities Agreement was $1.2 billion as of December 31, 2017. During the year ended December 31, 2017, the Company made $0.4 billion of advance repayments under November 2015 Facility A and $2.2 billion of scheduled and advance repayments under November 2015 Facility B. Both November 2015 Facility A and November 2015 Facility B were fully repaid during the year ended December 31, 2017. The Company also made $1.2 billion of advance repayments under November 2015 Facility C; consequently, the amount outstanding under November 2015 Facility C was $1.2 billion as of December 31, 2017 maturing on November 2, 2018.

Short-term uncommitted lines of credit (Credit lines)

Shire has access to various Credit lines from a number of banks which are available to be utilized from time to time to provide short-term cash management flexibility. These Credit lines can be withdrawn by the banks at any time. The Credit lines are not relied upon for core liquidity. As of December 31, 2017, these Credit lines were not utilized.

Capital Lease Obligations

The capital leases are primarily related to office and manufacturing facilities. As of December 31, 2017, the total capital lease obligations, including current portions, were $349.2 million.

18.	Other Current Liabilities

Components of Other current liabilities are summarized as follows:

(In millions)	December 31, 2017	December 31, 2016
Income taxes payable	$65.1	$46.2
Value added taxes	30.4	17.6
Contingent consideration payable	626.8	65.1
Other current liabilities	186.5	234.0

	$908.8	$362.9

19.	Retirement and Other Benefit Programs

The Company sponsors various pension and other post-employment benefit (OPEB) plans in the U.S. and other countries.

Reconciliation of Pension and OPEB Plan Obligations and Funded Status

The following provides information about projected benefit obligations, plan assets, the funded status and weighted-average assumptions of the OPEB and pension plans:

	December 31, 2017			December 31, 2016
(In millions)	U.S. pensions	International pensions	OPEB (U.S.)	U.S. pensions	International pensions	OPEB (U.S.)
Benefit obligations
Beginning of period	$384.1	$581.4	$25.0	$—	$—	$—
Assumption of benefit obligations	—	—	—	441.6	503.8	23.5
Service cost	14.6	39.4	1.5	13.0	18.6	0.8
Interest cost	15.6	4.9	1.0	11.1	3.2	0.6
Participant contributions	—	8.9	—	—	3.2	—
Actuarial loss/(gain)	34.4	(22.9)	(1.2)	(10.6)	(29.8)	0.1
Benefit payments	(5.1)	(19.8)	(0.2)	(1.6)	(9.1)	—
Plan amendments	—	—	(9.0)	—	—	—
Settlements	—	(10.4)	—	—	(3.2)	—
Curtailments	—	(4.0)	—	(73.4)	—	—
Foreign exchange	—	45.4	—	—	(18.3)	—
Other	—	(5.0)	—	4.0	113.0	—

End of Period	$443.6	$617.9	$17.1	$384.1	$581.4	$25.0

Fair value of plan assets
Beginning of period	$228.4	$197.9	$—	$—	$—	$—
Assumption of plan assets	—	—	—	218.0	140.5	—
Actual return on plan assets	35.4	12.3	—	8.3	2.0	—
Employer contributions	0.9	32.2	0.2	0.4	12.3	—
Participant contributions	—	8.9	—	—	3.2	—
Benefit payments	(5.0)	(19.8)	(0.2)	(1.6)	(9.1)	—
Settlements	—	(10.4)	—	—	(3.2)	—
Foreign exchange	—	11.9	—	—	(3.8)	—
Other	—	4.2	—	3.3	56.0	—

End of Period	259.7	237.2	—	228.4	197.9	—

Funded status	$(183.9)	$(380.7)	$(17.1)	$(155.7)	$(383.5)	$(25.0)

Amounts recognized in the Consolidated Balance Sheets

	December 31, 2017			December 31, 2016
(In millions)	U.S. pensions	International pensions	OPEB (U.S.)	U.S. pensions	International pensions	OPEB (U.S.)
Other current liabilities	$(0.8)	$(15.7)	$(0.4)	$(0.6)	$(8.8)	$(0.2)
Other non-current liabilities	(183.1)	(365.0)	(16.7)	(155.1)	(374.7)	(24.8)

Net liability recognized	$(183.9)	$(380.7)	$(17.1)	$(155.7)	$(383.5)	$(25.0)

The majority of the Company’s pension and OPEB plans were assumed with the acquisition of Baxalta on June 3, 2016.

The Company amended the OPEB and adopted a plan freeze effective December 31, 2017. According to the amendment, employees who have not met certain criteria, may not qualify as an eligible retiree regardless of such employee’s age or service at the employee’s date of termination. As a result, a prior service credit was recorded during the year ended December 31, 2017.

On December 31, 2016, the Company amended the U.S. pension plan which eliminated the estimate of future compensation levels beyond December 31, 2017, the effective date. As a result, a curtailment gain of $69.4 million was recorded during 2016.

For the year ended December 31, 2016, Other primarily represents the recognition of additional defined benefit plan in Switzerland.

Accumulated Benefit Obligation Information

The pension obligation represents the projected benefit obligation (PBO) as of December 31, 2017 and 2016. The PBO incorporates assumptions relating to future compensation levels. The accumulated benefit obligation (ABO) is the same as the PBO except that it does not include assumptions relating to future compensation levels. The ABO as of December 31, 2017 for the U.S. pension plans was $443.6 million (December 31, 2016: $373.2 million). The ABO as of December 31, 2017 for the International pension plans was $494.2 million (December 31, 2016: $457.9 million).

The funded status figures and ABO disclosed above reflect all of the Company’s pension plans. The following ABO and plan asset information includes only those individual plans that have an ABO in excess of plan assets.

(In millions)	December 31, 2017	December 31, 2016
US
ABO	$443.6	$373.2
Fair value of plan assets	259.7	228.4
International
ABO	469.0	437.5
Fair value of plan assets	209.6	176.2

Expected Net Pension and OPEB Plan Payments for the Next 10 Years

(In millions)	U.S. pensions	International pensions	OPEB (U.S.)
2018	$6.0	$28.1	$0.4
2019	7.7	20.7	0.5
2020	9.2	22.2	0.6
2021	10.7	24.3	0.8
2022	12.2	25.4	0.9
2023 through 2027	84.3	134.8	6.8

The expected net benefit payments reflect the Company’s share of the total net benefits expected to be paid from the plans’ assets (for funded plans) or from the Company’s assets (for unfunded plans) as of December 31, 2017. The federal subsidies relating to the Medicare Prescription Drug, Improvement and Modernization Act are not expected to be significant.

Amounts Recognized in AOCI

The pension and OPEB plans’ gains or losses not yet recognized in net periodic benefit cost are recognized in AOCI and amortized from AOCI to net periodic benefit cost in the future. The following is a summary of the pre-tax net gain/(losses) recorded in AOCI:

	December 31, 2017			December 31, 2016
(In millions)	U.S. pensions	International pensions	OPEB (U.S.)	U.S. pensions	International pensions	OPEB (U.S.)
(Loss)/gain arising during the year	$(14.9)	$41.2	$10.1	$83.4	$(10.3)	$0.1
Reclassification of gain to income statement	—	(1.3)	—	(69.4)	—	—

Pension and other employee benefit (loss)/gain, pre-tax	$(14.9)	$39.9	$10.1	$14.0	$(10.3)	$0.1

Refer to Note 20, Accumulated Other Comprehensive Income/(Loss), for the net of tax balances included in AOCI as of December 31, 2017 and 2016. The Company does not expect to amortize a significant amount of AOCI to net periodic benefit cost in 2018.

In 2016, the reclassification of gain to the income statement represents the recognition of the curtailment gain associated with the U.S. pension plans as further described above.

Net Periodic Benefit Cost

The net periodic benefit cost is as follows:

	December 31, 2017			December 31, 2016
(In millions)	U.S. pensions	International pensions	OPEB (U.S.)	U.S. pensions	International pensions	OPEB (U.S.)
Net periodic benefit cost
Service cost	$14.6	$39.4	$1.5	$13.0	$18.6	$0.8
Interest cost	15.6	4.9	1.0	11.1	3.2	0.6
Expected return on plan assets	(15.9)	(7.4)	—	(8.9)	(3.9)	—
Curtailment and other	—	1.9	—	(69.4)	20.0	—

Net periodic benefit cost	$14.3	$38.8	$2.5	$(54.2)	$37.9	$1.4

In 2016, the net periodic benefit cost is from June 3, 2016, the date the Company assumed the obligations from Baxalta, through December 31, 2016.

In 2016 Curtailments and other relates to the recognition of a curtailment gain of $69.4 million associated with the U.S. pension plans as described above and a loss of $20.0 million for the recognition of a defined benefit plan in Switzerland.

Weighted-Average Assumptions Used in Determining Benefit Obligations at the Measurement Date

The following weighted-average assumptions were used in calculating measurement of benefit obligations:

	December 31, 2017			December 31, 2016
	U.S. pensions	International pensions	OPEB (U.S.)	U.S. pensions	International pensions	OPEB (U.S.)
Discount rate	3.7%	1.0%	3.5%	4.2%	1.0%	4.3%
Rate of compensation increase	n/a	3.0%	n/a	3.8%	2.9%	n/a
Health care cost trend rate	n/a	n/a	6.0%	n/a	n/a	6.3%
Rate decreased to	n/a	n/a	5.0%	n/a	n/a	5.0%
by the year ended	n/a	n/a	2022	n/a	n/a	2022

Weighted-Average Assumptions Used in Determining Net Periodic Benefit Cost

The following weighted-average assumptions were used in determining net periodic benefit cost:

	December 31, 2017			December 31, 2016
	U.S. pensions	International pensions	OPEB (U.S.)	U.S. pensions	International pensions	OPEB (U.S.)
Discount rate	4.2%	1.0%	4.2%	4.1%	1.0%	4.2%
Expected return on plan assets	7.0%	3.4%	n/a	7.0%	4.5%	n/a
Rate of compensation increase	3.8%	3.0%	n/a	3.8%	3.2%	n/a
Health care cost trend rate	n/a	n/a	6.0%	n/a	n/a	6.5%
Rate decreased to	n/a	n/a	5.0%	n/a	n/a	5.0%
by the year end	n/a	n/a	2022	n/a	n/a	2022

The Company establishes the expected return on plan assets assumption based primarily on a review of historical compound average asset returns, both Company-specific and the broad market (and considering the Company’s asset allocations), an analysis of current market and economic information and future expectations.

The effect of a one-percent change in the assumed healthcare cost trend rate would not have a significant impact on the OPEB plan benefit obligation as of December 31, 2017 or the plan’s service and interest cost during 2017.

Pension Plan Assets

A committee of members of senior management is responsible for supervising, monitoring and evaluating the invested assets of the Company’s funded pension plans. The committee abides by policies and procedures relating to investment goals, targeted asset allocations, risk management practices, allowable and prohibited investment holdings, diversification, use of derivatives, the relationship between plan assets and benefit obligations, and other relevant factors and considerations. In the United States, Goldman Sachs Asset Management acts as an outsourced chief investment officer (oCIO) to perform the day-to-day management of pension assets.

The policies and procedures include the following:

•	Ability to pay all benefits when due;

•	Targeted long-term performance expectations relative to applicable market indices, such as Standard & Poor’s, Russell, MSCI EAFE, and other indices;

•	Targeted asset allocation percentage ranges (summarized below), and periodic reviews of these allocations;

•

Specified investment holding and transaction prohibitions (for example, private placements or other restricted securities, securities that are not traded in a sufficiently active market, short sales, certain derivatives, commodities and margin transactions);

•	Specified portfolio percentage limits on foreign holdings; and

•	Periodic monitoring of oCIO performance and adherence to policies.

Plan assets are invested using a total return investment approach whereby a mix of equity securities, debt securities and other investments are used to preserve asset values, diversify risk and exceed the planned benchmark investment return. Investment strategies and asset allocations are based on consideration of plan liabilities, the plans’ funded status and other factors, such as the plans’ demographics and liability durations. Investment performance is reviewed on a quarterly basis and asset allocations are reviewed at least annually.

Plan assets are managed in a balanced equity and fixed income portfolio. The target allocations for plan assets are 75% in an equity portfolio and 25% in a fixed income portfolio. The policy includes an allocation range based on each individual investment type within the major portfolios that allows for a variance from the target allocations of approximately 5%. The equity portfolio may include common stock of U.S. and international companies, common/collective trust funds, mutual funds, hedge funds and real asset investments. The fixed income portfolio may include cash, money market funds with an original maturity of three months or less, U.S. and foreign government and governmental agency issues, common/collective trust funds, corporate bonds, municipal securities, derivative contracts and asset-backed securities.

While the committee provides oversight over plan assets for U.S. and international plans, the summary above is specific to the plans in the U.S. The plan assets for international plans are managed and allocated by the entities in each country, with input and oversight provided by the committee.

The following pension assets are recorded at fair value on a recurring basis using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3). Investments that are measured at fair value using the net asset value per share or its equivalent as a practical expedient are not classified in the fair value hierarchy. The fair value amounts presented in this table is intended to permit reconciliation of the fair value hierarchy and the fair value of plan assets.

U.S. pension plan assets

	Fair value
(In millions)	Level 1	Level 2	Level 3	Total
As of December 31, 2017
Assets
Equity
Mutual fund	$17.9	$—	$—	$17.9

Total investments at fair value	$17.9	$—	$—	$17.9

Fixed income
Cash equivalents				6.2
Collective trust funds				52.4
Mutual fund				12.7
Equity
Collective trust funds				116.6
Mutual funds				42.0
Hedge fund				11.9

Fair value of pension plan assets				$259.7

U.S. pension plan assets

	Fair value
(In millions)	Level 1	Level 2	Level 3	Total
As of December 31, 2016
Assets
Equity
Mutual fund	$16.5	$—	$—	$16.5

Total investments at fair value	$16.5	$—	$—	$16.5

Fixed Income
Cash equivalent				5.7
Collective trust funds				46.4
Mutual fund				11.4
Equity
Collective trust funds				100.4
Mutual funds				36.9
Hedge fund				11.1

Fair value of pension plan assets				$228.4

International pension plan assets

	Fair value
(In millions)	Level 1	Level 2	Level 3	Total
As of December 31, 2017
Assets
Fixed income
Cash and cash equivalents	$3.8	$—	$—	$3.8
Government agency issues	1.7	—	—	1.7
Corporate bonds	14.4	—	—	14.4
Mutual funds	32.4	—	—	32.4
Equity
Common stock - large cap	24.3	—	—	24.3
Mutual funds	50.3	—	—	50.3
Real estate funds	14.3	6.4	—	20.7
Other holdings	—	89.6	—	89.6

Fair value of pension plan assets	$141.2	$96.0	$—	$237.2

International pension plan assets

	Fair value
(In millions)	Level 1	Level 2	Level 3	Total
As of December 31, 2016
Assets
Fixed income
Cash and cash equivalents	$6.2	$—	$—	$6.2
Government agency issues	0.6	—	—	0.6
Corporate bonds	21.1	—	—	21.1
Mutual funds	24.4	—	—	24.4
Equity
Common Stock:
Large cap	19.9	—	—	19.9
Mid cap	1.6	—	—	1.6

Total common stock	21.5	—	—	21.5
Mutual funds	40.6	—	—	40.6
Real estate funds	8.4	3.7	—	12.1
Other holdings	—	71.4	—	71.4

Fair value of pension plan assets	$122.8	$75.1	$—	$197.9

The assets and liabilities of the Company’s pension plans are valued using the following valuation methods:

Investment category	Valuation methodology
Cash and cash equivalents	These largely consist of a short-term investment fund, U.S. dollars and foreign currency. The fair value of the short-term investment fund is based on the net asset value
Government agency issues	Values are based on quoted prices in an active market
Corporate bonds	Values are based on the valuation date in an active market
Common stock	Values are based on the closing prices on the valuation date in an active market
Mutual funds	Values are based on the net asset value of the units held in the respective fund which are obtained from active markets or as reported by the fund managers
Collective trust funds and hedge funds	Values are based on the net asset value of the units held at year end
Real estate funds

The value of these assets are either determined by the net asset value of the units held in the respective fund which are obtained from active markets or based on the net asset value of the underlying assets of the fund provided by the fund manager

Other holdings

These primarily consist of insurance contracts whose value is based on the underlying assets and other holdings valued primarily based on reputable pricing vendors that typically use pricing matrices or models

Expected Pension and OPEB Plan Funding

The Company’s funding policy for its pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that the Company may determine to be appropriate considering the funded status of the plans, tax deductibility, the cash flows generated by the Company, and other factors. Volatility in the global financial markets could have an unfavorable impact on future funding requirements.

The Company had no obligation to fund its principal plans in the U.S. for the year ended December 31, 2017 and did not make any voluntary contributions for the year ended December 31, 2017 and 2016. The Company is expected to make cash contributions of at least $13.0 million during 2018. During 2017 and 2016, the Company contributed to its international plans $20.6 million and $7.1 million, respectively and expects to make cash contributions of at least $18.6 million during 2018. Cash outflows related to OPEB plan were less than $1.0 million during the year ended December 31, 2017 and the Company expects to have less than $1.0 million cash outflows during 2018.

The Company continually reassesses the amount and timing of any discretionary contributions, which could be significant in any period.

The table below details the funded status percentage of the Company’s pension plans as of December 31, 2017 and 2016 including certain plans that are unfunded in accordance with the guidelines of the Company’s funding policy outlined above.

	As of December 31, 2017
	United States		International
(In millions, except %)	Qualified plan	Nonqualified plan	Funded plans	Unfunded plans	Total
Fair value of plan assets	$259.7	n/a	$237.2	n/a	$496.9
PBO	412.1	31.5	430.8	187.1	1,061.5
Funded status percentage	63%	n/a	55%	n/a	47%

	As of December 31, 2016
	United States		International
(In millions, except %)	Qualified plan	Nonqualified plan	Funded plans	Unfunded plans	Total
Fair value of plan assets	$228.4	n/a	$197.9	n/a	$426.3
PBO	352.8	31.3	413.7	167.7	965.5
Funded status percentage	65%	n/a	48%	n/a	44%

U.S.	Defined Contribution Plans

In addition to benefits provided under the pension and OPEB plans described above, the Company provides benefits under defined contribution plans. The Company’s most significant defined contribution plans are in the United States. The Company recognized expenses related to U.S. defined contribution plans of $60.0 million, $68.1 million and $38.9 million during 2017, 2016 and 2015, respectively.

20.	Accumulated Other Comprehensive Income/(Loss)

The changes in Accumulated other comprehensive income/(loss) (AOCI), net of their related tax effects, for the year ended December 31, 2017 are as follows:

(In millions)	Foreign currency translation adjustment	Pension and other employee benefits	Unrealized holding gain/(loss) on available-for- sale securities	Hedging activities	Accumulated other comprehensive (loss)/income
As of January 1, 2017	$(1,505.4)	$(5.2)	$6.6	$6.4	$(1,497.6)
Current period change:
Other comprehensive income/(loss) before reclassifications	2,785.0	33.4	75.2	(0.6)	2,893.0
Amounts reclassified from AOCI	—	(0.7)	(13.9)	(5.8)	(20.4)

Net current period other comprehensive income/(loss)	2,785.0	32.7	61.3	(6.4)	2,872.6

As of December 31, 2017	$1,279.6	$27.5	$67.9	$—	$1,375.0

The following is a summary of the amounts reclassified from AOCI to net income during the year ended December 31, 2017.

	Amounts reclassified from AOCI
(In millions)	2017	Location of impact in Statements of Operations
Pension and other employee benefits
Amortization of actuarial loss	$(1.8)	Net periodic benefit cost
Curtailment gain	3.1	Cost of sales

	1.3	Total before tax
	(0.6)	Tax expense

	0.7	Net of tax

Available-for-sale securities
Gain on available-for-sale securities	13.9	Other (expense)/income, net

	13.9	Total before tax
	—	Tax expense

	13.9	Net of Tax

Hedging activities
Foreign exchange contracts	8.8	Cost of sales

	8.8	Total before tax
	(3.0)	Tax expense

	5.8	Net of tax

Total reclassifications for the period	$20.4	Total net of tax

The changes in Accumulated other comprehensive income/(loss) (AOCI), net of their related tax effects, for the year ended December 31, 2016 are as follows:

(In millions)	Foreign currency translation adjustment	Pension and other employee benefits	Unrealized holding loss on available- for-sale securities	Hedging activities	Accumulated other comprehensive loss
As of January 1, 2016	$(182.1)	$—	$(1.7)	$—	$(183.8)
Current period change:
Other comprehensive (loss)/income before reclassifications	(1,323.3)	38.3	8.3	9.9	(1,266.8)
Amounts reclassified from AOCI	—	(43.5)	—	(3.5)	(47.0)

Net current period other comprehensive (loss)/income	(1,323.3)	(5.2)	8.3	6.4	(1,313.8)

As of December 31, 2016	$(1,505.4)	$(5.2)	$6.6	$6.4	$(1,497.6)

The following is a summary of the amounts reclassified from AOCI to net income during the year ended December 31, 2016.

	Amounts reclassified from AOCI
(In millions)	2016	Location of impact in Statements of Operations
Pension and employee benefits
Curtailment gain	$69.4	Integration and acquisition costs

	69.4	Total before tax
	(25.9)	Tax expense

	43.5	Net of tax

Losses on hedging activities
Foreign exchange contracts	4.9	Cost of sales

	4.9	Total before tax
	(1.4)	Tax expense

	3.5	Net of tax

Total reclassifications for the period	$47.0	Total net of tax

21.	Taxation

The components of pre-tax income from continuing operations are as follows:

	Years ended December 31,
(In millions)	2017	2016	2015
Ireland	$350.8	$214.3	$(11.4)
United States	625.2	(75.3)	975.8
Rest of the world	917.4	347.1	421.4

	$1,893.4	$486.1	$1,385.8

The provision for income taxes on continuing operations by location of the taxing jurisdiction for the years ended December 31, 2017, 2016 and 2015 consisted of the following:

	Years ended December 31,
(In millions)	2017	2016	2015
Current income taxes:
Ireland	$46.6	$5.2	$0.8
U.S. federal tax	373.8	318.6	191.7
U.S. state and local taxes	55.8	30.2	17.3
Rest of the world	90.4	68.9	17.8

Total current taxes	566.6	422.9	227.6

Deferred taxes:
Ireland	22.3	18.2	(38.8)
U.S. federal tax	(3,050.3)	(433.8)	(151.2)
U.S. state and local taxes	260.1	(74.1)	(1.7)
Rest of the world	(156.3)	(59.3)	10.2

Total deferred taxes	(2,924.2)	(549.0)	(181.5)

Total income taxes	$(2,357.6)	$(126.1)	$46.1

On December 22, 2017, President Trump signed the Tax Cuts and Jobs Act (Tax Act) into legislation. We have recorded a tax benefit of $2.5 billion, related to the remeasurement of deferred tax assets and liabilities offset by a tax expense of $90.0 million relating to the impact of the transition tax on the deemed repatriation of foreign income. Due to enactment late in the Company’s annual reporting period, the Company was unable to obtain all of the requisite information and perform computations for all consequences of the Tax Act. In addition, it is expected that significant guidance will be issued that may change how the Company has computed the provisional amounts included in its annual financial statements for the year ended December 31, 2017. The Company will continue to assess the impact of the Tax Act during the measurement period and will record any adjustments to its provisional estimates as needed during 2018.

The Company determines the amount of income tax expense or benefit allocable to continuing operations using the incremental approach. The amount of income tax attributed to discontinued operations is disclosed in Note 7, Results of Discontinued Operations, in these Consolidated Financial Statements.

The reconciliation of income from continuing operations before income taxes and equity in earnings/(losses) of equity method investees at the statutory tax rate to the provision for income taxes is shown in the table below:

	Years ended December 31,
	2017	2016	2015
Income from continuing operations before income taxes and equity in (losses)/ earnings of equity method investees (in millions)	$1,893.4	$486.1	$1,385.8

Statutory tax rate (1)	25.0%	25.0%	25.0%
U.S. R&D credit	(6.6)%	(25.9)%	(7.7)%
Intra-group items (2)	(13.5)%	(44.4)%	(18.6)%
Other permanent items	2.5%	4.5%	1.1%
U.S. Domestic Manufacturing Deduction	(1.4)%	(4.0)%	(1.6)%
Acquisition Related Costs	—%	8.5%	1.1%
Irish Treasury Operations	(4.1)%	(8.6)%	0.6%
Change in valuation allowance	(0.5)%	7.9%	1.0%
Difference in taxation rates (3)	3.6%	13.0%	7.3%
Change in provisions for uncertain tax positions	(2.7)%	(1.5)%	(0.4)%
Prior year adjustment	(0.1)%	1.0%	(1.6)%
Change in fair value of contingent consideration	—%	3.7%	(3.8)%
Change in tax rates	(1.2)%	(5.1)%	0.9%
US Tax Reform	(130.3)%	—%	—%
US Transition Tax	4.8%	—%	—%

Provision for income taxes on continuing operations	(124.5)%	(25.9)%	3.3%

(1)

In addition to being subject to the Irish corporation tax rate of 25.0% in 2017, the Company is also subject to income tax in other territories in which the Company operates, including: Canada (15.0%); France (33.3%); Germany (15.0%); Italy (24.0%); Japan (23.4%); Luxembourg (19.0%); the Netherlands (25.0%); Belgium (33.99%); Singapore (17.00%); Spain (25.0%); Sweden (22.0%); Switzerland (8.5%); United Kingdom (19.3%) and the U.S. (35.0%). The rates quoted represent the statutory federal income tax rates in each territory, and do not include any state taxes or equivalents or surtaxes or other taxes charged in individual territories, and do not purport to represent the effective tax rate for the Company in each territory.

(2)

Intra-group items principally relate to the effect of intra-territory eliminations, the pre-tax effect of which has been eliminated in arriving at the Company’s consolidated income from continuing operations before income taxes, noncontrolling interests, and equity in earnings/(losses) of equity method investees. The Company’s intra-group items primarily arise from its acquisition of third parties that result in income and expense being received and taxed in different jurisdictions at various tax rates.

(3)	The expense from the difference in taxation rates reflects the impact of the higher income tax rates in the United States offset by the impact of lower foreign jurisdiction income tax rates.

As detailed in the income tax rate reconciliation above, the Company’s effective tax rate differs from the Irish statutory rate each year due to foreign taxes that are different than the Irish statutory rate and certain operations that are subject to tax incentives. In addition, the effective tax rate can be impacted each period by certain discrete factors and events, which, in 2017, included items related to U.S. tax reform.

Provisions for uncertain tax positions

The Company files income tax returns in the Republic of Ireland, the U.S. (both federal and state) and various other jurisdictions (see footnote 1 to the table above for major jurisdictions). With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2013. Tax authorities in various jurisdictions are in the process of auditing the Company’s tax returns for fiscal periods primarily after 2012, with the earliest being 2007; these tax audits cover primarily transfer pricing, but may include other areas.

While tax audits remain open, the Company also considers it reasonably possible that issues may be raised by tax authorities resulting in increases to the balance of unrecognized tax benefits, however, an estimate of such an increase cannot be made.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In millions)	2017	2016	2015
Balance as of January 1	$236.3	$216.3	$207.8
Increases based on tax positions related to the current year	132.6	34.3	27.0
Decreases based on tax positions taken in the current year	(128.5)	—	—
Increases for tax positions taken in prior years	3.1	0.5	3.9
Decreases for tax positions taken in prior years	(43.7)	(17.8)	(30.6)
Acquisition related items	(1.8)	29.5	17.9
Decreases resulting from settlements with the taxing authorities	—	(24.4)	(1.2)
Decreases as a result of expiration of the statute of limitations	(8.2)	(2.4)	(4.4)
Foreign currency translation adjustments (1)	0.7	0.3	(4.1)

Balance as of December 31 (2)	$190.5	$236.3	$216.3

(1)	Foreign currency translation adjustments are recognized within Other Comprehensive Income.
(2)	As of December 31, 2017, approximately $185.0 million (2016: $227.0 million, 2015: $207.0 million) of which would affect the effective rate if recognized.

There is no requirement to record any reserves or other contingencies related to the receipt of the break fee from AbbVie in 2014. The relevant tax return was submitted on September 23, 2015.

The Company does not anticipate any material changes in the next 12 months to the total amount of unrecognized tax benefits recorded as of December 31, 2017. As of the balance sheet date, the Company believes that its reserves for uncertain tax positions are adequate to cover the resolution of these audits. However, the resolution of these audits could have a significant impact on the financial statements if the settlement differs from the amount reserved.

The Company recognizes interest and penalties accrued related to unrecognized tax positions within income taxes. During the years ended December 31, 2017, 2016 and 2015, the Company recognized a charge/(credit) to income taxes of ($14.2 million), $4.2 million and $0.8 million in interest and penalties and the Company had a liability of $16.5 million, $30.8 million and $26.5 million for the payment of interest and penalties accrued as of December 31, 2017, 2016 and 2015, respectively.

Deferred taxes

The significant components of deferred tax assets and liabilities and their balance sheet classifications, as of December 31, are as follows:

	December 31,	December 31,
(In millions)	2017	2016
Deferred tax assets:
Deferred revenue	$3.5	$16.8
Inventory & warranty provisions	64.2	88.7
Losses carried forward (including tax credits)	1,687.1	1,907.3
Provisions for sales deductions and doubtful accounts	119.4	191.6
Intangible assets	50.3	79.7
Share-based compensation	93.3	137.5
Excess of tax value over book value of assets	11.5	14.2
Accruals and provisions	249.4	448.6
Other	26.2	78.5

Gross deferred tax assets	2,304.9	2,962.9
Less: valuation allowance	(635.7)	(569.4)

	1,669.2	2,393.5
Deferred tax liabilities:
Intangible assets	(5,501.2)	(9,073.4)
Excess of book value over tax value in inventory	(9.6)	(150.3)
Excess of book value over tax value of assets and investments	(650.0)	(1,304.2)
Other	(67.8)	(91.6)

Net deferred tax liabilities	(4,559.4)	(8,226.0)

Balance sheet classifications:
Deferred tax assets - non-current	188.8	96.7
Deferred tax liabilities - non-current	(4,748.2)	(8,322.7)

	$(4,559.4)	$(8,226.0)

As of December 31, 2017, the Company had a valuation allowance of $635.7 million (2016: $569.4 million; 2015: $416.1 million) to reduce its deferred tax assets to estimated realizable value. These valuation allowances related primarily to operating losses, capital losses, and tax-credit carry-forwards in Switzerland (2017: $200.0 million; 2016: $176.8 million; 2015: $131.5 million); U.S. (2017: $148.9 million; 2016: $155.1 million; 2015: $125.9 million); Ireland (2017: $22.3 million; 2016: $22.4 million; 2015: $22.2 million); and other foreign tax jurisdictions (2017: $264.5 million; 2016: $215.1 million; 2015: $136.5 million).

Management is required to exercise judgment in determining whether deferred tax assets will more likely than not be realized. A valuation allowance is established where there is an expectation that on the balance of probabilities management considers it is more likely than not that the relevant deferred tax assets will not be realized. In assessing the need for a valuation allowance, management weighs all available positive and negative evidence including cumulative losses in recent years, projections of future taxable income, carry forward and carry back potential under relevant tax law, expiration period of tax attributes, taxable temporary differences, and prudent and feasible tax-planning strategies.

The net increase in valuation allowances of $66.3 million includes (i) increases of $81.4 million relating to operating losses in various jurisdictions for which management considers that there is insufficient positive evidence related to the factors described above to overcome negative evidence, such as cumulative losses and expiration periods and therefore it is more likely than not that the relevant deferred tax assets will not be realized in full, and (ii) decreases of $15.1 million primarily related to U.S. state tax losses, which based on the assessment of factors described above now provides sufficient positive evidence to support the losses are more likely than not to be realized.

As of December 31, 2017, based upon a consideration of the factors described above management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if these factors are revised in future periods.

The approximate tax effect of NOLs, capital losses and tax credit carry-forwards as of December 31, are as follows:

(In millions)	2017	2016
U.S. federal tax	$489.6	$687.1
U.S. state tax	140.3	170.7
Republic of Ireland	29.4	45.1
Foreign tax jurisdictions	723.8	614.9
R&D and other tax credits	303.9	389.5

	$1,687.0	$1,907.3

The approximate gross value of net operating losses (NOLs) and capital losses at December 31, 2017 is $11,137.5 million (2016: $10,843.1 million). The tax effected NOLs, capital losses and tax credit carry-forwards shown above have the following expiration dates:

(In millions)	December 31, 2017
Within 1 year	$1.4
Within 1 to 2 years	34.4
Within 2 to 3 years	18.4
Within 3 to 4 years	44.3
Within 4 to 5 years	50.1
Within 5 to 6 years	31.8
After 6 years	919.5
Indefinitely	587.1

The Company does not provide for deferred taxes on the excess of the financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. As of December 31, 2017, that excess totaled $14.4 billion (2016: $16.6 billion). On December 22, 2017, President Trump signed tax reform legislation (HR 1) which includes a broad range of tax reform proposals affecting businesses, including the payment of a one-time tax or “toll charge” on previously unremitted earnings of certain non-US subsidiaries. Accordingly, the Company will no longer assert that any of the earnings that will be taxed as part of the toll charge are indefinitely reinvested (approximately $7.6 billion).

22.	Earnings Per Share

The following table reconciles net income and loss and the weighted average ordinary shares outstanding for basic and diluted earnings per share (EPS) for the periods presented:

	Years ended December 31,
(In millions)	2017	2016	2015
Income from continuing operations, net of taxes	$4,253.5	$603.5	$1,337.5
Gain/(loss) from discontinued operations, net of taxes	18.0	(276.1)	(34.1)

Numerator for basic and diluted earnings per share	$4,271.5	$327.4	$1,303.4

Weighted average number of shares:
Basic	906.5	770.1	590.4
Effect of dilutive shares:
Share-based awards to employees	5.5	6.1	2.7

Diluted	912.0	776.2	593.1

Earnings per Ordinary Share – basic
Earnings from continuing operations	4.69	0.78	2.27
Earnings/(loss) from discontinued operations	0.02	(0.35)	(0.06)

Earnings per Ordinary Share – basic	4.71	0.43	2.21

Earnings per Ordinary Share – diluted
Earnings from continuing operations	4.66	0.77	2.26
Earnings/(loss) from discontinued operations	0.02	(0.35)	(0.06)

Earnings per Ordinary Share – diluted	4.68	0.42	2.20

Weighted average number of basic shares excludes shares purchased by the Employee Benefit Trust and those under the shares buy-back program, which are both presented by Shire as treasury stock. Share-based awards to employees are calculated using the treasury method.

The share equivalents not included in the calculation of the diluted weighted average number of shares are shown below:

	Years ended December 31,
(Number of shares in millions)	2017	2016	2015
Share-based awards to employees	15.2	4.1	3.4

Certain stock options have been excluded from the calculation of diluted EPS for the years ended December 31, 2017, 2016 and 2015 because either their exercise prices exceeded Shire’s average share price during the calculation period, the required performance conditions were not satisfied as of the balance sheet date or their inclusion would have been antidilutive.

23.	Share-based Compensation Plans

Total share-based compensation recorded by the Company during the years ended December 31, 2017, 2016 and 2015 by line item is as follows:

	Years ended December 31,
(In millions)	2017	2016	2015
Cost of sales	$35.6	$23.3	$7.6
Research and development	27.3	46.9	28.6
Selling, general and administrative	97.2	67.1	37.4
Integration and acquisition costs	14.8	181.2	—
Reorganization costs	—	—	26.7

Total	174.9	318.5	100.3
Less tax	(43.4)	(85.3)	(28.4)

	$131.5	$233.2	$71.9

During the year ended December 31, 2017, the Company incurred total expense of $61.6 million (2016: $223.1 million, 2015: $nil) related to replacement awards held by Baxalta employees as further described below. This includes integration related expenses of $14.8 million during the year ended December 31, 2017 (2016: $171.0 million, 2015: $nil), primarily due to the acceleration of unrecognized expense associated with certain employees impacted by the integration.

There were no capitalized share-based compensation costs as of December 31, 2017, 2016 and 2015.

As of December 31, 2017, $218.3 million (2016: $244.2 million, 2015: $115.3 million) of total unrecognized compensation cost relating to non-vested awards is expected to be recognized over a period of three years.

Share-based compensation plans

Prior to February 28, 2015, the Company granted stock-settled share appreciation rights (SARs) and performance share awards (PSAs) over ordinary shares and ADSs to Executive Directors and employees under the Shire Portfolio Share Plan (PSP) (Parts A and B). The SARs and PSAs granted under the PSP (Parts A and B) to Executive Directors are exercisable subject to performance and service criteria. Substantially all SARs and PSAs granted to employees are exercisable subject only to service criteria.

The principal terms and conditions of SARs and PSAs under the PSP (Parts A and B) are as follows: (i) the contractual life of SARs is seven years, (ii) the vesting period of SARs and PSAs granted to employees below the level of Executive Vice President allows for graded vesting over three years, and (iii) awards granted to the level of Executive Director and Executive Vice President cliff vest after three years, of which awards to the level of Executive Director contain performance conditions based on growth in Non-GAAP adjusted return on invested capital (Adjusted ROIC) and Non-GAAP earnings before interest, taxation, depreciation and amortization (Non-GAAP EBITDA). In 2014, the Company granted PSAs under the PSP to employees at Executive Vice President level and to a select group of senior employees, which are exercisable subject to performance and service criteria. These PSAs cliff vested after three years and contain performance conditions as explained above.

Since February 28, 2015, the Company has granted awards under the Shire Long Term Incentive Plan 2015 (LTIP). Under the LTIP, the Company grants stock-settled share appreciation rights (SARs), restricted stock units (RSUs) and performance share units (PSUs) over ordinary shares and ADSs to Executive Directors and employees. The PSUs granted under the LTIP and SARs granted to Executive Directors are exercisable subject to performance and service criteria. RSUs granted under the LTIP and SARs granted to all other employees are exercisable subject only to service criteria.

The principal terms and conditions of SARs, RSUs and PSUs granted under the LTIP are as follows: (i) the contractual life of SARs is seven years, (ii) the vesting period of SARs and RSUs granted to employees below the level of Executive Vice President allows for graded vesting, and (iii) all SARs granted to Executive Directors and employees at Executive Vice President level and all PSUs granted cliff vest after three years and, with the exception of SARs granted to employees at Executive Vice President level, contain performance conditions based on Product sales and Non-GAAP EBITDA targets; a Non-GAAP Adjusted ROIC underpin is also used at the end of the three year performance period to assess the underlying performance of the Company before determining the final vesting levels for awards with performance conditions. In addition, a further two year holding period will apply to all awards granted to Executive Directors post vesting.

The Company also operates a Global Employee Stock Purchase Plan and UK/Irish Sharesave Plans.

Replacement Awards Issued to Baxalta Employees

In connection with the acquisition of Baxalta and pursuant to the merger agreement associated with the acquisition, outstanding Baxalta equity awards held by Baxalta employees or employees of Baxter were cancelled and exchanged for Shire equity awards. The outstanding Baxalta equity awards consisted primarily of stock options and RSUs and hence were replaced with Shire’s stock options and RSUs. The replacement Shire awards generally have the same terms and conditions (including vesting) as the former Baxalta awards for which they were exchanged.

The value of the replacement share-based awards granted was designed to generally preserve both the intrinsic value and the fair value of the award immediately prior to the acquisition. Following the acquisition, the Company records share-based compensation expense associated with the acquisition-date fair value of acquired Baxalta employees’ replacement options and RSUs that is attributable to post-acquisition service requirements, as well as share-based compensation expense for post-acquisition service requirements associated with certain remaining unvested Baxter share-based awards held by the acquired Baxalta employees. The portions of the acquisition-date fair values of the awards that are attributable to post-combination service are recognized over the remaining service period of the awards.

The following awards were outstanding as of December 31, 2017:

	Compensation type	Number of awards	Expiration period from date of issue	Vesting period
Stock-settled SARs	SARs	15,693,527	7 years	3 years graded vesting and/or 3 years cliff vesting subject to performance criteria for Executive Directors only
UK/Irish Sharesave Plans	Stock options	184,647	6 months after vesting	3 or 5 years
Global Employee Stock Purchase Plan	Stock options	315,646	On vesting date	1 to 5 years
Baxalta Replacement Options	Stock options	9,425,001	10 years	3 years graded vesting

Stock-settled SARs and stock options		25,618,821

RSUs, PSUs and PSAs	RSUs, PSUs and PSAs	3,258,380	3 years	3 years graded vesting, 3 years cliff vesting subject to performance criteria for Executive Directors and certain senior employees only
Baxalta Replacement RSUs	RSU	701,340	3 years	3 years graded vesting

RSUs/PSUs and PSAs		3,959,720

Stock-settled SARs and stock options

SARs under LTIP and PSP (Part A)

Stock-settled share appreciation rights (SARs) granted to Executive Directors are exercisable subject to service and performance criteria.

In respect of any award made to Executive Directors under the LTIP, performance criteria are based on Product sales and Non-GAAP EBITDA targets, with a Non-GAAP Adjusted ROIC underpin. In respect of any award made to Executive Directors under the PSP (Part A), performance criteria are based on growth in Non-GAAP Adjusted ROIC and Non-GAAP EBITDA. These performance measures are an important measure of the Company’s ability to meet the strategic objective to grow value for all of its stakeholders.

Awards granted to employees below Executive Director level are not subject to performance conditions and are only subject to service conditions.

Once awards have vested, participants will have until the seventh anniversary of the date of grant to exercise their awards.

UK/Irish Sharesave Plans (Sharesave Plans)

Options granted under the Sharesave Plans are granted with an exercise price equal to 80% and 75% of the mid-market price on the day before invitations are issued to UK and Ireland employees, respectively. Employees may enter into three or five year savings contracts. No performance conditions apply.

Shire Global Employee Stock Purchase Plan (Stock Purchase Plan)

Under the Stock Purchase Plan, options are granted with an exercise price equal to 85% of the fair market value of a share on the day before the enrollment date (the first day of the offering period) or the day before the exercise date (the last day of the offering period), whichever is the lower. Employees agree to save for a period up to 12 months. No performance conditions apply.

Baxalta Replacement Options

The replacement stock options were issued consistent with the vesting conditions of the replaced award (as explained above). Replacement stock options had contractual terms of 10 years from the initial grant date. The majority of stock options outstanding vested in one-third increments over a three year period, although certain awards cliff vest or have longer or shorter service periods. The fair value on the acquisition date attributable to post-combination service, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the remaining vesting period.

A summary of the status of the Company’s SARs and stock options including replacement awards as of December 31, 2017 and of the related activity during the period then ended is presented below:

Year ended December 31, 2017	Weighted average exercise price £	Number of shares	Intrinsic value (In millions) £
Outstanding as of beginning of period	38.98	21,869,833
Granted	45.11	9,865,956
Exercised	34.99	(3,312,318)
Forfeited	44.00	(2,804,650)

Outstanding as of end of period	39.75	25,618,821	31.4

Exercisable as of end of period	35.11	13,329,159	29.3

Excluded from the table above are replacement stock options issued to Baxter employees as part of the acquisition of Baxalta. The Company issued 8.8 million stock options to Baxter employees on June 3, 2016, out of which 6.2 million and 6.2 million were outstanding and exercisable, respectively, as of December 31, 2017.

The weighted average grant date fair value of SARs and stock options granted in the year ended December 31, 2017 was £9.72 (2016: £8.25; 2015: £10.36).

SARs and stock options including Baxalta Replacement Options, outstanding as of December 31, 2017 have the following characteristics:

Number of awards outstanding	Exercise prices £	Weighted Average remaining contractual term (Years)	Weighted average exercise price of awards outstanding £	Number of awards exercisable	Weighted average exercise price of awards exercisable £
2,373,820	9.27-28.00	2.4	24.47	2,367,984	24.48
9,537,750	28.01-40.00	6.3	33.64	8,010,506	33.30
13,707,251	40.01-70.48	5.5	46.65	2,950,669	48.55

25,618,821				13,329,159

RSUs, PSUs and PSAs

RSUs and PSUs under LTIP and PSAs under PSP (Part B)

PSUs and PSAs granted to Executive Directors and employees at Executive Vice President level are exercisable subject to certain performance and service criteria.

RSUs and PSAs granted to all other employees are not subject to performance criteria and are only subject to service conditions.

The performance criteria for PSUs granted under the LTIP is based on Product sales and Non-GAAP EBITDA targets, typically with a Non-GAAP Adjusted ROIC underpin. The performance criteria for PSAs under the PSP (Part B) is based on growth in Non-GAAP Adjusted ROIC and Non-GAAP EBITDA.

Baxalta Replacement RSUs

The replacement RSUs were issued consistent with the vesting conditions of the replaced award (as explained above) and generally continue to vest in one-third increments over a three-year period. The fair value on the acquisition date attributable to post-combination service, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the remaining vesting period.

A summary of the status of the Company’s RSUs, PSUs and PSAs as of December 31, 2017 and of the related activity during the period then ended is presented below:

RSUs, PSUs and PSAs	Number of shares	Weighted average grant date fair value £	Weighted average remaining life
Outstanding as of beginning of period	3,976,657	41.31
Granted	2,520,239	45.38
Exercised	(1,779,205)	43.23
Forfeited	(757,971)	44.99

Outstanding as of end of period	3,959,720	42.33	4.9

Exercisable as of end of period	—	—	N/A

Excluded from the table above are replacement RSUs issued to Baxter employees as part of the acquisition of Baxalta. The Company issued 0.5 million RSUs to Baxter employees on June 3, 2016, out of which $nil were outstanding as of December 31, 2017.

Exercises of share-based awards

The total intrinsic values of share-based awards exercised, including those held by Baxter employees, for the years ended December 31, 2017, 2016 and 2015 were $147.1 million, $214.6 million and $198.8 million, respectively. The total cash received as a result of share option exercises for the period ended December 31, 2017, 2016 and 2015 was approximately $134.1 million, $169.2 million and $16.6 million, respectively. In connection with these exercises, the tax benefit credited to additional paid-in capital for the years ended December 31, 2017, 2016 and 2015 was $nil, $8.8 million and $31.6 million, respectively. With the adoption of a new accounting standard on accounting for stock-based compensation, effective January 1, 2017, excess tax benefits were recognized as a component of income tax expense rather than Additional paid-in capital.

The Company will settle future awards with either newly listed ordinary shares or with shares held in the EBT. The number of shares that the EBT will purchase in 2018 is dependent on the number of awards granted and exercised during the year and Shire plc’s share price. As of December 31, 2017, the EBT held 0.5 million ordinary shares and 0.2 million ADSs.

Valuation methodologies

The Company estimates the fair value of its share-based awards using a Black-Scholes valuation model. Key input assumptions used to estimate the fair value of share-based awards include the grant price of the award, the expected stock-based award term, volatility of the Company’s share price, the risk-free rate and the Company’s dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair values of Shire’s stock-based awards. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

The fair value of share awards granted was estimated using the following assumptions:

	Years ended December 31,
	2017	2016	2015
Risk-free interest rate	0.4-1.9%	0.29-1.6%	0.6-1.8%
Expected dividend yield	0.3-0.6%	0.3-0.5%	0.2-0.4%
Expected life	1-3.88 years	1-4 years	1-4 years
Volatility	25-29%	26-29%	23-26%
Forfeiture rate	0%	5-7%	5-7%

The following assumptions were used to value share-based awards:

•

risk-free interest rate - for awards granted over ADSs, the U.S. Federal Reserve treasury constant maturities rate with a term consistent with the expected life of the award is used. For awards granted over ordinary shares, the yield on UK government bonds with a term consistent with the expected life of the award is used;

•	expected dividend yield - measured as the average annualized dividend estimated to be paid by the Company over the expected life of the award as a percentage of the share price at the grant date;

•	expected life - estimated based on the contractual term of the awards and the effects of employees’ expected exercise and post-vesting employment termination behavior;

•	expected volatility - measured using historical daily price changes of the Company’s share price over the respective expected life of the share-based awards at the date of the award; and

•

forfeiture rate - estimated using historical trends of the number of awards forfeited prior to vesting. Upon the 2017 adoption of a new rule on accounting for stock-based compensation, the Company elected to account for forfeitures in relation to service conditions as they occur. As such, the estimated forfeiture rate was 0% starting in 2017.

24.	Commitments and Contingencies

Leases

Future minimum lease payments under operating leases as of December 31, 2017 are presented below:

(In millions)	Operating leases
2018	$188.5
2019	164.8
2020	155.2
2021	146.6
2022	128.8
Thereafter	795.8

$1,579.7

The Company leases land, facilities, motor vehicles and certain equipment under operating leases expiring through 2032. Lease and rental expense amounted to $167.6 million, $100.8 million and $40.7 million for the year ended December 31, 2017, 2016 and 2015, respectively, which is predominately included in Cost of sales and SG&A expenses in the Company’s Consolidated Statement of Operations.

Letters of credit and guarantees

As of December 31, 2017 and December 31, 2016, the Company had irrevocable standby letters of credit and guarantees with various banks and insurance companies totaling $224.8 million and $139.7 million (being the contractual amounts), respectively, providing security for the Company’s performance of various obligations. These obligations are primarily in respect of the recoverability of insurance claims, lease obligations and supply commitments.

Commitments

Clinical testing

As of December 31, 2017, the Company had committed to pay approximately $1,409.9 million (December 31, 2016: $1,037.4 million) to contract vendors for administering and executing clinical trials. The timing of these payments is dependent upon actual services performed by the organizations as determined by patient enrollment levels and related activities.

Contract manufacturing

As of December 31, 2017, the Company had committed to pay approximately $467.2 million (December 31, 2016: $528.9 million) in respect of contract manufacturing. The Company expects to pay $216.5 million of these commitments in 2018.

Other purchasing commitments

As of December 31, 2017, the Company had committed to pay approximately $1,692.5 million (December 31, 2016: $1,745.4 million) for future purchases of goods and services, predominantly relating to active pharmaceutical ingredients sourcing. The Company expects to pay $960.0 million of these commitments in 2018.

Investment commitments

As of December 31, 2017, the Company had outstanding commitments to purchase common stock and interests in companies and partnerships, respectively, for amounts totaling $48.9 million (December 31, 2016: $76.4 million) which may all be payable in 2018, depending on the timing of capital calls. The investment commitments include additional funding to certain variable interest entities (VIEs) for which Shire is not the primary beneficiary.

Capital commitments

As of December 31, 2017, the Company had committed to spend $328.2 million (December 31, 2016: $100.5 million) on capital projects.

Baxter related tax indemnification

Baxter International Inc. (Baxter) and Baxalta entered into a tax matters agreement, effective on the date of Baxalta’s separation from Baxter, which employs a direct tracing approach, or where direct tracing approach is not feasible, an allocation methodology, to determine which company is liable for pre-separation income tax items for U.S. federal, state and foreign jurisdictions. With respect to tax liabilities that are directly traceable or allocated to Baxalta but for which Baxalta was not the primary obligor, Baxalta recorded a tax indemnification amount that would be due to Baxter upon Baxter discharging the associated tax liability to the taxing authority.

25.	Legal and Other Proceedings

The Company expenses legal costs when incurred.

The Company recognizes loss contingency provisions for probable losses when management is able to reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded. Estimates of losses may be developed before the ultimate loss is known, and are therefore refined each accounting period as additional information becomes known. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period. As of December 31, 2017, provision for litigation losses, insurance claims and other disputes totaled $76.2 million (December 31, 2016: $415.0 million).

The Company’s principal pending legal and other proceedings are disclosed below. The outcomes of these proceedings are not always predictable and can be affected by various factors. For those legal and other proceedings for which it is considered at least reasonably possible that a loss has been incurred, the Company discloses the possible loss or range of possible loss in excess of the recorded loss contingency provision, if any, where such excess is both material and estimable.

MYDAYIS

On October 12, 2017, Shire was notified that Teva Pharmaceuticals USA, Inc. had submitted an abbreviated new drug application (ANDA) to the FDA seeking permission to market a generic version of MYDAYIS. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Delaware against Teva Pharmaceuticals USA, Inc., Actavis Laboratories, Inc. and Teva Pharmaceutical Industries Limited (collectively the “Teva entities”). No dates for a Markman hearing or trial have been set.

Petitions to institute inter partes reviews (IPRs) against US Patent numbers 8,846,100 and 9,173,857 were filed by KVK Tech. Both of these patents are listed in the Orange Book as covering MYDAYIS and are among the patents-in-suit in the infringement action brought against the Teva entities as noted above. A decision on whether to institute the IPRs is expected on or before July 10, 2018. If one or both IPRs are instituted, a decision on the merits is expected on or before July 10, 2019.

LIALDA

In May 2010, Shire was notified that Zydus Pharmaceuticals USA, Inc. (Zydus) had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Delaware against Zydus and Cadila Healthcare Limited, doing business as Zydus Cadila. A Markman hearing took place on January 29, 2015 and a Markman ruling was issued on July 28, 2015. A trial took place between March 28, 2016 and April 1, 2016. On September 16, 2016 the court issued its ruling finding that the proposed generic product would not infringe the asserted claims. Shire appealed the ruling to the Court of Appeals for the Federal Circuit (CAFC). On May 9, 2017, the CAFC affirmed the ruling of the district court. Zydus’ ANDA has been approved and the generic product is now available in the U.S.

In February 2012, Shire was notified that Osmotica Pharmaceutical Corporation (Osmotica) had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA.

Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the Northern District of Georgia against Osmotica. A Markman hearing took place on August 22, 2013 and a Markman ruling was issued on September 25, 2014. The court issued an Order on February 27, 2015 in which all dates in the scheduling order were stayed. Osmotica’s ANDA was withdrawn as of March 31, 2017 and the case was dismissed.

In March 2012, Shire was notified that Watson Laboratories Inc.-Florida had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the Southern District of Florida against Watson Laboratories Inc.-Florida and Watson Pharmaceuticals, Inc., Watson Pharma, Inc. and Watson Laboratories, Inc. (collectively, “Watson”) were subsequently added as defendants. A trial took place in April 2013 and on May 9, 2013 the trial court issued a decision finding that the proposed generic product infringes the patent-in-suit and that the patent is not invalid. Watson appealed the trial court’s ruling to the CAFC and a hearing took place on December 2, 2013. The ruling of the CAFC was issued on March 28, 2014 overruling the trial court on the interpretation of two claim terms and remanding the case for further proceedings. Shire petitioned the Supreme Court for a writ of certiorari which was granted on January 26, 2015. The Supreme Court also vacated the CAFC decision and remanded the case to the CAFC for further consideration in light of the Supreme Court’s recent decision in Teva v. Sandoz. On June 3, 2015, the CAFC reaffirmed their previous decision to reverse the District Court’s claims construction and remanded the case to the U.S. District Court for the Southern District of Florida. A trial was held on January 25-27, 2016. A ruling was issued on March 28, 2016 upholding the validity of the patent and finding that Watson’s proposed ANDA product infringes the patent-in-suit. Watson appealed the ruling to the CAFC and oral argument took place on October 5, 2016. The CAFC issued a ruling on February 10, 2017 reversing the trial court’s ruling of infringement and remanding the case to the lower court for entry of a ruling of non-infringement. On May 18, 2017, the lower court entered judgment of non-infringement.

In April 2012, Shire was notified that Mylan had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the Middle District of Florida against Mylan. A Markman hearing took place on December 22, 2014. A Markman ruling was issued on March 23, 2015. Following a four-day bench trial in September 2016 in the U.S. District Court for the Middle District of Florida, the court handed down a ruling that Mylan’s proposed generic version of LIALDA infringes claims 1 and 3 of the Orange Book listed patent for LIALDA. In connection with this finding of infringement, the court also entered an injunction prohibiting Mylan from making, using, selling, offering for sale and/or importing their proposed ANDA product before the expiration of the patent (June 8, 2020) and requiring that the approval date for their ANDA be on or after the expiration of the patent. On June 14, 2017, the U.S. District Court for the Middle District of Florida granted Mylan’s Motion for Reconsideration and entered judgment of non-infringement. Shire filed an appeal with the Court of Appeals of the Federal Circuit on July 7, 2017. No date for oral argument has been set.

In March 2015, Shire was notified that Amneal had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA. Within the requisite 45 day period, Shire filed a lawsuit in the U.S. District Court for the District of New Jersey against Amneal, Amneal Pharmaceuticals of New York, LLC and Amneal Pharmaceuticals Co. India Pvt. Ltd. A Markman hearing took place on July 25, 2016. A Markman ruling was issued on August 2, 2016. No trial date has been set.

In September 2015, Shire was notified that Lupin Ltd. had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of LIALDA. Within the requisite 45 day period, Shire filed a lawsuit in the U.S. District Court for the District of Maryland against Lupin Ltd., Lupin Pharmaceuticals Inc., Lupin Inc. and Lupin Atlantis Holdings SA. A Markman hearing originally scheduled to take place on November 10, 2016, was cancelled and has not yet been rescheduled. No trial date has been set.

VANCOCIN

On April 6, 2012, ViroPharma Incorporated (ViroPharma) received a notification that the United States Federal Trade Commission (FTC) was conducting an investigation into whether ViroPharma had engaged in unfair methods of competition with respect to VANCOCIN which Shire acquired in January 2014. Following the divestiture of VANCOCIN in August 2014, Shire retained certain liabilities including any potential liabilities related to the VANCOCIN citizen petition.

On August 3, 2012, and September 8, 2014, ViroPharma and Shire respectively received Civil Investigative Demands from the FTC requesting additional information related to this matter. Shire has fully cooperated with the FTC’s investigation.

On February 7, 2017, the FTC filed a Complaint against Shire alleging that ViroPharma engaged in conduct in violation of U.S. antitrust laws arising from a citizen petition ViroPharma filed in 2006 related to Food & Drug Administration’s policy for evaluating bioequivalence for generic versions of VANCOCIN. The complaint seeks equitable relief, including an injunction and disgorgement. The Company filed a motion to dismiss on April 10, 2017.

At this time, Shire is unable to predict the outcome or duration of this case.

ELAPRASE

On September 24, 2014, Shire’s Brazilian affiliate, Shire Farmaceutica Brasil Ltda, was served with a lawsuit brought by the State of Sao Paulo and in which the Brazilian Public Attorney’s office has intervened alleging that Shire is obligated to provide certain medical care including ELAPRASE for an indefinite period at no cost to patients who participated in ELAPRASE clinical trials in Brazil, and seeking recoupment to the Brazilian government for amounts paid on behalf of these patients to date, and moral damages associated with these claims.

On May 6, 2016, the trial court judge ruled on the case and dismissed all the claims under the class action, which was appealed. On February 20, 2017, the Court of Appeals in Sao Paulo issued the final decision on merit in favor of Shire and dismissed all the claims under the class action. On July 12, 2017, the Public Prosecutor filed an appeal addressed to the Supreme Court. During the last quarter of 2017, the State of Sao Paulo filed appeals addressed to the Superior Court of Justice and to the Supreme Court.

26.	Shareholders’ Equity

Authorized common stock

The authorized stock of Shire plc as of December 31, 2017, was 1,500,000,000 ordinary shares and 2 subscriber ordinary shares.

Dividends

Under Jersey law, Shire plc is entitled to fund payments of dividends from any source (other than a capital redemption reserve or nominal capital account) subject to the Directors authorizing the distribution making a solvency statement in the prescribed statutory form. As of December 31, 2017, Shire plc’s distributable reserves were approximately $4.2 billion.

Treasury stock

The Company records the purchase of its own shares by the EBT and under the share buy-back program as a reduction of shareholders’ equity based on the price paid for the shares. As of December 31, 2017, the EBT held 0.5 million in ordinary shares (2016: 0.5 million; 2015: 0.6 million) and 0.2 million ADSs (2016: 0.2 million; 2015: 0.2 million) and shares held under the share buy-back program were 7.4 million ordinary shares (2016: 8.0 million; 2015: 8.5 million). During the years ended December 31, 2017 and 2016 the Company did not purchase any shares either through the EBT or under any share buy-back program.

Income Access Share Arrangements

Shire has put into place income access share arrangements which enable ordinary shareholders, other than ADS holders, to choose whether they receive their dividends from Shire plc, a company tax resident in the Republic of Ireland, or from Shire Biopharmaceuticals Holdings (Old Shire), a Shire group company tax resident in the UK.

Old Shire has issued one income access share to the Income Access Trust (IAS Trust), which is held by the trustee of the IAS Trust (Trustee). The mechanics of the arrangements are as follows:

(i)

If a dividend is announced or declared by Shire plc on its ordinary shares, an amount is paid by Old Shire by way of a dividend on the income access share to the Trustee, and such amount is paid by the Trustee to ordinary shareholders who have elected to receive dividends under these arrangements. The dividend which would otherwise be payable by Shire plc to its ordinary shareholders will be reduced by an amount equal to the amount paid to its ordinary shareholders by the Trustee.

(ii)

If the dividend paid on the income access share and on-paid by the Trustee to ordinary shareholders is less than the total amount of the dividend announced or declared by Shire plc on its ordinary shares, Shire plc will be obliged to pay a dividend on the relevant ordinary shares equivalent to the amount of the shortfall. In such a case, any dividend paid on the ordinary shares will generally be subject to Irish withholding tax at the rate of 20.0% or such lower rate as may be applicable under exemptions from withholding tax contained in Irish law.

(iii)

An ordinary shareholder is entitled to make an income access share election such that he/she will receive his/her dividends (which would otherwise be payable by Shire plc) under these arrangements from Old Shire. This can be done by submitting an IAS arrangement election form containing information on the participating shareholders pursuant to Shire plc’s Articles of Association.

The ADS Depositary has made an election on behalf of all holders of ADSs such that they will receive dividends from Old Shire under the income access share arrangements. Dividends paid by Old Shire under the income access share arrangements will not, under current legislation, be subject to any UK or Irish withholding taxes. If a holder of ADSs does not wish to receive dividends from Old Shire under the income access share arrangements, he/she must withdraw his/her ordinary shares from the ADS program prior to the dividend record date set by the ADS Depositary and request delivery of the Shire plc ordinary shares. This will enable him/her to receive dividends from Shire plc.

It is the expectation, although there can be no certainty, that Old Shire will distribute dividends on the income access share to the Trustee for the benefit of all ordinary shareholders who make an income access share election in an amount equal to what would have been such ordinary shareholders’ entitlement to dividends from Shire plc in the absence of the income access share election. If any dividend paid on the income access share and or paid to the ordinary shareholders is less than such ordinary shareholders’ entitlement to dividends from Shire plc in the absence of the income access share election, the dividend on the income access share will be allocated pro rata among the ordinary shareholders and Shire plc will pay the balance to these ordinary shareholders by way of dividend. In such circumstances, there will be no grossing up by Shire plc in respect of, and Old Shire and Shire plc will not compensate those ordinary shareholders for, any adverse consequences including any Irish withholding tax consequences.

Shire will be able to suspend or terminate these arrangements at any time, in which case the full Shire plc dividend will be paid directly by Shire plc to those ordinary shareholders (including the Depositary) who have made an income access share election. In such circumstances, there will be no grossing up by Shire plc in respect of, and Old Shire and Shire plc will not compensate those ordinary shareholders for, any adverse consequences including any Irish withholding tax consequences.

In the year ended December 31, 2017, Old Shire paid dividends totaling $245.6 million (2016: $150.6 million; 2015: $127.7 million) on the income access share to the Trustee in an amount equal to the dividend ordinary shareholders would have received from Shire plc.

27.	Segment Reporting

Shire comprises one operating and reportable segment engaged in the research, development, licensing, manufacturing, marketing, distribution and sale of innovative specialist medicines to meet significant unmet patient needs. This is consistent with how the financial information is viewed for the purposes of evaluating performance, allocating resources, and planning and forecasting future periods and how the operations are managed by the Executive Committee (Shire’s chief operating decision maker).

This segment is supported by several key functions: a Pipeline Committee, an In-Line Committee, a Technical Operations group and a Corporate group. The Pipeline Committee consists of R&D and Corporate Development and is responsible for prioritizing the activities towards progressing and acquiring development programs across a variety of therapeutic areas. The Technical Operations group is responsible for the Company’s global supply chain. The In-line Committee focuses on commercializing marketed products and support of the development of the Company’s pipeline candidates. The business is also supported by a simplified, centralized corporate function group. None of these functional groups meets all of the criteria to be considered an individual operating segment.

Geographic information

Revenues (based on the geographic location from which the sale originated):

	Years ended December 31,
(In millions)	2017	2016	2015
Ireland	$55.5	$41.6	$14.1
United States	9,642.1	7,666.9	4,659.2
Rest of the world	5,463.0	3,688.1	1,743.4

Total revenues	$15,160.6	$11,396.6	$6,416.7

Long-lived assets comprise all non-current assets, (excluding goodwill and intangible assets, deferred contingent consideration assets, deferred tax assets, investments and financial instruments) based on their relevant geographic location.

	Years ended December 31,
(In millions)	2017	2016
Ireland	$94.0	$41.2
United States	4,603.0	6,449.4
Austria	737.3	—
Rest of the world	1,314.3	84.0

Total	$6,748.6	$6,574.6

Material customers

In the periods set out below, certain customers accounted for greater than 10% of the Company’s Product sales:

	Years ended December 31,
	2017	2017	2016	2016	2015	2015
(in millions, except %)		% Product sales		% Product sales		% Product sales
AmerisourceBergen Corp	$1,408.1	10	$1,695.3	16	$1,048.3	17
McKesson Corp.	1,333.1	9	1,336.7	12	1,044.1	17
Cardinal Health Inc.	1,079.2	7	1,052.2	10	796.9	13

Amounts outstanding in respect of these material customers were as follows:

	December 31,
(In millions)	2017	2016
AmerisourceBergen Corp	$469.9	$427.2
McKesson Corp.	512.4	312.9
Cardinal Health Inc.	325.3	278.4

In the periods set out below, Revenues by franchise were as follows. In 2017, Immunology includes HAE from Genetic Diseases; prior year amounts have been reclassified to conform with current year presentation.

	Years ended December 31,
(In millions)	2017	2016	2015
Product sales by franchise
IMMUNOGLOBULIN THERAPIES	$2,236.6	$1,143.9	$—
HEREDITARY ANGIOEDEMA	1,429.6	1,310.9	1,062.7
BIO THERAPEUTICS	704.1	372.2	—

Immunology	4,370.3	2,827.0	1,062.7

HEMOPHILIA	2,957.3	1,789.0	—
INHIBITOR THERAPIES	828.3	451.8	—

Hematology	3,785.6	2,240.8	—

VYVANSE	2,161.1	2,013.9	1,722.2
ADDERALL XR	348.0	363.8	362.8
MYDAYIS	21.6	—	—
Other Neuroscience	133.4	112.8	115.4

Neuroscience	2,664.1	2,490.5	2,200.4

LIALDA/MEZAVANT	569.4	792.1	684.4
GATTEX/REVESTIVE	335.5	219.4	141.7
PENTASA	313.2	309.4	305.8
NATPARA/NATPAR	147.4	85.3	24.4
Other Internal Medicine	304.8	349.3	344.3

Internal Medicine	1,670.3	1,755.5	1,500.6

ELAPRASE	615.7	589.0	552.6
REPLAGAL	472.1	452.4	441.2
VPRIV	349.9	345.7	342.4

Genetic Diseases	1,437.7	1,387.1	1,336.2

Oncology	261.7	130.5	—
Ophthalmics	259.2	54.4	—

Total Product sales	14,448.9	10,885.8	6,099.9

Royalties and other revenues
Royalties	448.4	382.6	300.5
Other revenues	263.3	128.2	16.3

Total royalties and other revenues	711.7	510.8	316.8

Total revenues	$15,160.6	$11,396.6	$6,416.7

28.	Agreements and Transactions with Baxter

In connection with Baxalta’s separation from Baxter on July 1, 2015, Baxalta and Baxter entered into several separation-related agreements that provided a framework for Baxalta’s relationship with Baxter after the separation. These agreements, among others, included a manufacturing and supply agreement, a transition services agreement and a tax matters agreement.

Under the terms of the manufacturing and supply agreement, the Company manufactures certain products and materials and sells them to Baxter at an agreed-upon price reflecting the Company’s cost plus a mark-up for certain products and materials. The Company reported revenues associated with the manufacturing and supply agreement with Baxter during the year ended December 31, 2017 and 2016 of approximately $137.3 million and $81.0 million, respectively. The 2016 reported revenues were for the period from June 3, 2016 acquisition date through December 31, 2016.

Under the terms of the transition services agreement, the Company and Baxter provide various services to each other on an interim, transitional basis. The services provided by Baxter to the Company include certain finance, information technology, human resources, quality, supply chain and other administrative services and functions, and are generally provided on a cost-plus basis. Certain of these services extend through June 30, 2018. The Company reported Selling, general and administrative expenses associated with the transition services agreement with Baxter during the year ended December 31, 2017 and 2016 of approximately $52.3 million and $54.0 million, respectively. The 2016 reported expenses were for the period from June 3, 2016 acquisition date through December 31, 2016.

For a certain portion of Baxalta’s non U.S. operations, the legal transfer of net assets from Baxter had not occurred by the June 3, 2016 acquisition date due to the time required to transfer marketing authorizations and other regulatory requirements in each of these countries. Under the terms of the international commercial operations agreement with Baxter, the Company is responsible for the business activities conducted by Baxter on its behalf, and is subject to the risks and entitled to the benefits generated by these operations and assets. As a result, the related assets and liabilities and results of operations are reported in the Company’s Consolidated Financial Statements following the acquisition of Baxalta. The majority of these operations were transferred to the Company on December 31, 2016. Net sales related to these operations for the year ended December 31, 2017 were $nil (2016: $101.0 million). The outstanding balance of the assets and liabilities related to these operations was $nil as of December 31, 2017. As of December 31, 2016 the assets and liabilities of these operations consisted of $11.0 million of inventories, which were reported in Inventories on the Consolidated Balance Sheet, other assets of $50.0 million, which were reported as Prepaid expenses and other current assets, and liabilities of $3.0 million, which were reported in Other current liabilities.

The tax matters agreement governs Baxter and Baxalta’s and now the Company’s respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period ending on or before the distribution date, as well as tax periods beginning before and ending after the distribution date. In addition, the tax matters agreement addresses the allocation of liability for taxes that were incurred as a result of restructuring activities undertaken to effectuate the distribution and provides for Baxalta to indemnify Baxter against any tax liabilities resulting from Baxalta’s action or inaction that causes the merger-related transactions to be taxable. Net tax-related indemnification liabilities as of December 31, 2017 associated with the tax matters agreement with Baxter are discussed in Note 24, Commitments and Contingencies, of these Consolidated Financial Statements.

As of December 31, 2017, the Company had total amounts due from or to Baxter of $103.1 million (2016: $189.0 million) reported in Prepaid expenses and other current assets, $63.2 million (2016: $72.0 million) reported in Other current liabilities and $59.6 million (2016: $92.0 million) reported in Other non-current liabilities.

29.	Subsequent Events

On January 25, 2018, Shire entered into a licensing agreement with AB Biosciences Inc (AB Biosciences). The license grants Shire exclusive worldwide rights to develop and commercialize a recombinant immunoglobulin product candidate. Under the terms of the agreement, AB Biosciences will grant Shire an exclusive, worldwide license to its intellectual property relating to its pan receptor interacting molecule program. AB Biosciences will receive an upfront license fee payment and is eligible to receive contingent research, development, and commercialization milestones as well as royalty payments.

On January 8, 2018, Shire announced that the first stage of its strategic review of its Neuroscience business was completed. The Board concluded that the Neuroscience business warrants additional focus and investment and that there is a strong business rationale for creating two distinct businesses within Shire: a Rare Disease business and a Neuroscience business. The Company expects to report the operational performance metrics of each business separately beginning with the first quarter of 2018.

30.	Guarantor Financial Information

On June 3, 2016, Shire plc provided full and unconditional, joint and several guarantees of the floating rate senior notes due 2018, 2.0% senior notes due 2018, 2.875% senior notes due 2020, 3.6% senior notes due 2022, 4.0% senior notes due 2025 and 5.25% senior notes due 2045 (collectively, “Baxalta Notes”), of Baxalta Inc., a 100% owned subsidiary of the Company. Amounts related to Baxalta Inc. and its subsidiaries are included in the condensed consolidating financial information for periods subsequent to June 3, 2016, the date of Baxalta Inc.’s acquisition.

On September 23, 2016, Shire plc provided full and unconditional, joint and several guarantees of the 1.90% senior notes due 2019, 2.40% senior notes due 2021, 2.875% senior notes due 2023 and 3.20% senior notes due 2026, of SAIIDAC (collectively, “SAIIDAC Notes”), a 100% owned subsidiary of the Company.

On December 1, 2016, Baxalta Inc., a wholly-owned subsidiary of Shire plc, became a guarantor to the SAIIDAC Notes. Accordingly, both Baxalta Inc. and Shire plc are now co-guarantors of the SAIIDAC Notes.

In accordance with the requirements of SEC Regulation S-X Rule 3-10 “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered”, the following tables present Condensed Consolidating Financial Statements of the two separate guarantee structures of the Baxalta Notes and SAIIDAC Notes, for:

•	Shire plc - Parent Guarantor;

•	SAIIDAC Subsidiary Issuer - issuer subsidiary of the SAIIDAC Notes; (a)

•	Baxalta Inc. - issuer subsidiary of the Baxalta Notes and guarantor subsidiary of the SAIIDAC Notes; (b)

•	Non-Guarantor Non-Issuer Subsidiaries - presents all other subsidiaries of the Parent Guarantor on a combined basis, none of which guarantee the Baxalta Notes or SAIIDAC Notes; (c)

•

Non-Guarantor Subsidiaries of Baxalta Notes - presents combined Non-Guarantor Non-Issuer Subsidiaries, including SAIIDAC, under the guarantee structure where Baxalta Inc. is the subsidiary issuer (a+c); and

•	Eliminations - primarily relate to eliminations of investments in subsidiaries and intercompany balances and transactions.

The Condensed Consolidating Financial Statements present investments in subsidiaries using the equity method of accounting.

Condensed Consolidating Balance Sheets

(In millions)

As of December 31, 2017	Shire plc (Parent Guarantor)	SAIIDAC (SAIIDAC Notes Subsidiary Issuer)	Baxalta Inc. (Baxalta Notes Subsidiary Issuer and SAIIDAC Notes Subsidiary Guarantor)	Non-Guarantor Non-Issuer Subsidiaries	Non-Guarantor Subsidiaries of Baxalta Notes	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$0.5	$471.9	$471.9	$—	$472.4
Restricted cash	—	—	—	39.4	39.4	—	39.4
Accounts receivable, net	—	—	—	3,009.8	3,009.8	—	3,009.8
Inventories	—	—	—	3,291.5	3,291.5	—	3,291.5
Prepaid expenses and other current assets	—	1.6	95.2	698.5	700.1	—	795.3
Intercompany receivables	—	120.2	—	4,682.3	4,802.5	(4,802.5)	—
Short term intercompany loan receivable	—	2,006.3	—	—	2,006.3	(2,006.3)	—

Total current assets	—	2,128.1	95.7	12,193.4	14,321.5	(6,808.8)	7,608.4
Investments	43,204.3	—	38,924.6	13,059.4	13,059.4	(94,947.2)	241.1
Property, plant and equipment (PP&E), net	—	—	7.6	6,627.8	6,627.8	—	6,635.4
Goodwill	—	—	—	19,831.7	19,831.7	—	19,831.7
Intangible assets, net	—	—	—	33,046.1	33,046.1	—	33,046.1
Deferred tax asset	—	—	304.1	188.8	188.8	(304.1)	188.8
Long term intercompany loan receivable	—	12,050.2	1,609.3	—	12,050.2	(13,659.5)	—
Other non-current assets	—	2.8	—	202.6	205.4	—	205.4

Total assets	$43,204.3	$14,181.1	$40,941.3	$85,149.8	$99,330.9	$(115,719.6)	$67,756.9

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$0.2	$85.9	$18.1	$4,080.3	$4,166.2	$—	$4,184.5
Short term borrowings and capital leases	—	2,006.3	748.8	33.6	2,039.9	—	2,788.7
Intercompany payables	3,585.3	—	1,217.2	—	—	(4,802.5)	—
Short term intercompany loan payable	—	—	—	2,006.3	2,006.3	(2,006.3)	—
Other current liabilities	573.5	—	10.7	324.6	324.6	—	908.8

Total current liabilities	4,159.0	2,092.2	1,994.8	6,444.8	8,537.0	(6,808.8)	7,882.0
Long term borrowings and capital leases	—	12,050.2	4,308.9	393.3	12,443.5	—	16,752.4
Deferred tax liability	—	—	—	5,052.3	5,052.3	(304.1)	4,748.2
Long term intercompany loan payable	2,868.9	—	—	10,790.6	10,790.6	(13,659.5)	—

As of December 31, 2017	Shire plc (Parent Guarantor)	SAIIDAC (SAIIDAC Notes Subsidiary Issuer)	Baxalta Inc. (Baxalta Notes Subsidiary Issuer and SAIIDAC Notes Subsidiary Guarantor)	Non-Guarantor Non-Issuer Subsidiaries	Non-Guarantor Subsidiaries of Baxalta Notes	Eliminations	Consolidated
Other non-current liabilities	—	—	70.0	2,127.9	2,127.9	—	2,197.9

Total liabilities	7,027.9	14,142.4	6,373.7	24,808.9	38,951.3	(20,772.4)	31,580.5

Total equity	36,176.4	38.7	34,567.6	60,340.9	60,379.6	(94,947.2)	36,176.4

Total liabilities and equity	$43,204.3	$14,181.1	$40,941.3	$85,149.8	$99,330.9	$(115,719.6)	$67,756.9

Condensed Consolidating Balance Sheets

(In millions)

As of December 31, 2016	Shire plc (Parent Guarantor)	SAIIDAC (SAIIDAC Notes Subsidiary Issuer)	Baxalta Inc. (Baxalta Notes Subsidiary Issuer and SAIIDAC Notes Subsidiary Guarantor)	Non-Guarantor Non-Issuer Subsidiaries	Non-Guarantor Subsidiaries of Baxalta Notes	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$41.7	$487.1	$487.1	$—	$528.8
Restricted cash	—	—	—	25.6	25.6	—	25.6
Accounts receivable, net	—	—	—	2,616.5	2,616.5	—	2,616.5
Inventories	—	—	—	3,562.3	3,562.3	—	3,562.3
Prepaid expenses and other current assets	1.8	—	97.1	707.4	707.4	—	806.3
Intercompany receivables	—	120.5	—	5,154.4	5,274.9	(5,274.9)	—
Short term intercompany loan receivable	—	2,594.8	—	—	2,594.8	(2,594.8)	—

Total current assets	1.8	2,715.3	138.8	12,553.3	15,268.6	(7,869.7)	7,539.5
Investments	35,656.1	—	34,644.2	12,571.8	12,571.8	(82,680.5)	191.6
Property, plant and equipment (PP&E), net	—	—	27.4	6,442.2	6,442.2	—	6,469.6
Goodwill	—	—	—	17,888.2	17,888.2	—	17,888.2
Intangible assets, net	—	—	—	34,697.5	34,697.5	—	34,697.5
Deferred tax asset	—	—	273.0	96.7	96.7	(273.0)	96.7
Long term intercompany loan receivable	—	14,431.0	480.7	—	14,431.0	(14,911.7)	—
Other non-current assets	3.9	—	33.8	114.6	114.6	—	152.3

Total assets	$35,661.8	$17,146.3	$35,597.9	$84,364.3	$101,510.6	$(105,734.9)	$67,035.4

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1.3	$85.7	$20.0	$4,205.4	$4,291.1	$—	$4,312.4
Short term borrowings and capital leases	450.0	2,594.8	—	23.2	2,618.0	—	3,068.0
Intercompany payables	5,247.1	—	27.8	—	—	(5,274.9)	—
Short term intercompany loan payable	—	—	—	2,594.8	2,594.8	(2,594.8)	—
Other current liabilities	—	—	64.6	298.3	298.3	—	362.9

Total current liabilities	5,698.4	2,680.5	112.4	7,121.7	9,802.2	(7,869.7)	7,743.3
Long term borrowings and capital leases	—	14,431.0	5,063.6	405.2	14,836.2	—	19,899.8
Deferred tax liability	—	—	—	8,595.7	8,595.7	(273.0)	8,322.7
Long term intercompany loan payable	610.1	—	—	14,301.6	14,301.6	(14,911.7)	—
Other non-current liabilities	405.3	—	61.8	1,654.5	1,654.5	—	2,121.6

Total liabilities	6,713.8	17,111.5	5,237.8	32,078.7	49,190.2	(23,054.4)	38,087.4

Total equity	28,948.0	34.8	30,360.1	52,285.6	52,320.4	(82,680.5)	28,948.0

Total liabilities and equity	$35,661.8	$17,146.3	$35,597.9	$84,364.3	$101,510.6	$(105,734.9)	$67,035.4

Condensed Consolidating Statements of Operations

(In millions)

Year ended December 31, 2017	Shire plc (Parent Guarantor)	SAIIDAC (SAIIDAC Notes Subsidiary Issuer)	Baxalta Inc. (Baxalta Notes Subsidiary Issuer and SAIIDAC Notes Subsidiary Guarantor)	Non-Guarantor Non-Issuer Subsidiaries	Non-Guarantor Subsidiaries of Baxalta Notes	Eliminations	Consolidated
Revenues:
Product sales	$—	$—	$—	$14,448.9	$14,448.9	$—	$14,448.9
Royalties and other revenues	—	—	—	711.7	711.7	—	711.7

Total revenues	—	—	—	15,160.6	15,160.6	—	15,160.6

Costs and expenses:
Cost of sales	—	—	—	4,700.8	4,700.8	—	4,700.8
Research and development	—	—	—	1,763.3	1,763.3	—	1,763.3
Selling, general and administrative	5.8	—	13.6	3,511.5	3,511.5	—	3,530.9
Amortization of acquired intangible assets	—	—	2.2	1,766.2	1,766.2	—	1,768.4
Integration and acquisition costs	168.2	—	110.6	615.7	615.7	—	894.5
Reorganization costs	—	—	—	47.9	47.9	—	47.9
Gain on sale of product rights	—	—	—	(0.4)	(0.4)	—	(0.4)

Total operating expenses	174.0	—	126.4	12,405.0	12,405.0	—	12,705.4

Operating income/(loss) from continuing operations	(174.0)	—	(126.4)	2,755.6	2,755.6	—	2,455.2
Interest income/(expense), net	(145.8)	3.6	(91.4)	(335.6)	(332.0)	—	(569.2)
Other income/(expense), net	2.2	—	4.4	0.8	0.8	—	7.4

Total other income/(expense), net	(143.6)	3.6	(87.0)	(334.8)	(331.2)	—	(561.8)

Income/(loss) from continuing operations before income taxes and equity in earnings/(losses) of equity method investees	(317.6)	3.6	(213.4)	2,420.8	2,424.4	—	1,893.4
Income taxes	3.5	(0.9)	7.5	2,347.5	2,346.6	—	2,357.6
Equity in earnings/(losses) of equity method investees, net of taxes	4,585.6	—	1,572.8	2.5	2.5	(6,158.4)	2.5

Income/(loss) from continuing operations, net of taxes	4,271.5	2.7	1,366.9	4,770.8	4,773.5	(6,158.4)	4,253.5

Gain from discontinued operations, net of taxes	—	—	—	18.0	18.0	—	18.0

Net income/(loss)	4,271.5	2.7	1,366.9	4,788.8	4,791.5	(6,158.4)	4,271.5

Comprehensive income/(loss)	$7,144.1	$2.7	$3,963.5	$7,655.6	$7,658.3	$(11,621.8)	$7,144.1

Condensed Consolidating Statements of Operations

(In millions)

Year ended December 31, 2016	Shire plc (Parent Guarantor)	SAIIDAC (SAIIDAC Notes Subsidiary Issuer)	Baxalta Inc. (Baxalta Notes Subsidiary Issuer and SAIIDAC Notes Subsidiary Guarantor)	Non-Guarantor Non-Issuer Subsidiaries	Non-Guarantor Subsidiaries of Baxalta Notes	Eliminations	Consolidated
Revenues:
Product sales	$—	$—	$—	$10,885.8	$10,885.8	$—	$10,885.8
Royalties and other revenues	—	—	—	510.8	510.8	—	510.8

Total revenues	—	—	—	11,396.6	11,396.6	—	11,396.6

Costs and expenses:
Cost of sales	—	—	—	3,816.5	3,816.5	—	3,816.5
Research and development	—	—	0.4	1,439.4	1,439.4	—	1,439.8
Selling, general and administrative	59.8	—	29.4	2,926.0	2,926.0	—	3,015.2
Amortization of acquired intangible assets	—	—	—	1,173.4	1,173.4	—	1,173.4
Integration and acquisition costs	—	—	302.0	581.9	581.9	—	883.9
Reorganization costs	—	—	—	121.4	121.4	—	121.4
Gain on sale of product rights	—	—	—	(16.5)	(16.5)	—	(16.5)

Total operating expenses	59.8	—	331.8	10,042.1	10,042.1	—	10,433.7

Operating income/(loss) from continuing operations	(59.8)	—	(331.8)	1,354.5	1,354.5	—	962.9
Interest income/(expense), net	(100.6)	36.5	(45.1)	(342.0)	(305.5)	—	(451.2)
Other income/(expense), net	0.9	—	2.7	(29.2)	(29.2)	—	(25.6)

Total other income/(expense), net	(99.7)	36.5	(42.4)	(371.2)	(334.7)	—	(476.8)

Income/(loss) from continuing operations before income taxes and equity in earnings/(losses) of equity method investees	(159.5)	36.5	(374.2)	983.3	1,019.8	—	486.1
Income taxes	4.3	(9.1)	88.9	42.0	32.9	—	126.1
Equity in earnings/(losses) of equity method investees, net of taxes	482.6	—	(657.5)	(8.7)	(8.7)	174.9	(8.7)

Income/(loss) from continuing operations, net of taxes	327.4	27.4	(942.8)	1,016.6	1,044.0	174.9	603.5

Loss from discontinued operations, net of taxes	—	—	—	(276.1)	(276.1)	—	(276.1)

Net income/(loss)	327.4	27.4	(942.8)	740.5	767.9	174.9	327.4

Comprehensive income/(loss)	$(986.4)	$27.4	$(2,148.9)	$(572.9)	$(545.5)	$2,694.4	$(986.4)

Condensed Consolidating Statements of Operations

(In millions)

Year ended December 31, 2015	Shire plc (Parent Guarantor)	SAIIDAC (SAIIDAC Notes Subsidiary Issuer)	Baxalta Inc. (Baxalta Notes Subsidiary Issuer and SAIIDAC Notes Subsidiary Guarantor)	Non-Guarantor Non-Issuer Subsidiaries	Non-Guarantor Subsidiaries of Baxalta Notes	Eliminations	Consolidated
Revenues:
Product sales	$—	$—	$—	$6,099.9	$6,099.9	$—	$6,099.9
Royalties and other revenues	—	—	—	316.8	316.8	—	316.8

Total revenues	—	—	—	6,416.7	6,416.7	—	6,416.7

Costs and expenses:
Cost of sales	—	—	—	969.0	969.0	—	969.0
Research and development	—	—	—	1,564.0	1,564.0	—	1,564.0
Selling, general and administrative	24.9	—	—	1,816.2	1,816.2	1.4	1,842.5
Amortization of acquired intangible assets	—	—	—	498.7	498.7	—	498.7
Integration and acquisition costs		—	—	39.8	39.8	—	39.8
Reorganization costs	—	—	—	97.9	97.9	—	97.9
Gain on sale of product rights	—	—	—	(14.7)	(14.7)	—	(14.7)

Total operating expenses	24.9	—	—	4,970.9	4,970.9	1.4	4,997.2

Operating income/(loss) from continuing operations	(24.9)	—	—	1,445.8	1,445.8	(1.4)	1,419.5
Interest income/(expense), net	(63.6)	(1.7)	—	27.9	26.2	—	(37.4)
Other income/(expense), net	0.9	—	—	2.8	2.8	—	3.7

Total other income/(expense), net	(62.7)	(1.7)	—	30.7	29.0	—	(33.7)

Income/(loss) from continuing operations before income taxes and equity in earnings/(losses) of equity method investees	(87.6)	(1.7)	—	1,476.5	1,474.8	(1.4)	1,385.8
Income taxes	2.9	—	—	(49.0)	(49.0)	—	(46.1)
Equity in earnings/(losses) of equity method investees, net of taxes	1,388.1	—	—	(2.2)	(2.2)	(1,388.1)	(2.2)

Income/(loss) from continuing operations, net of taxes	1,303.4	(1.7)	—	1,425.3	1,423.6	(1,389.5)	1,337.5

Loss from discontinued operations, net of taxes	—	—	—	(34.1)	(34.1)	—	(34.1)

Net income/(loss)	1,303.4	(1.7)	—	1,391.2	1,389.5	(1,389.5)	1,303.4

Comprehensive income/(loss)	$1,151.1	$(1.7)	$—	$1,238.9	$1,237.2	$(1,237.2)	$1,151.1

Condensed Consolidating Statements of Cash Flows

(In millions)

Year ended December 31, 2017	Shire plc (Parent Guarantor)	SAIIDAC (SAIIDAC Notes Subsidiary Issuer)	Baxalta Inc. (Baxalta Notes Subsidiary Issuer and SAIIDAC Notes Subsidiary Guarantor)	Non-Guarantor Non-Issuer Subsidiaries	Non-Guarantor Subsidiaries of Baxalta Notes	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by/(used in) operating activities	$—	$6.6	$(13.1)	$4,263.2	$4,269.8	$—	$4,256.7

CASH FLOWS FROM INVESTING ACTIVITIES:
Transactions with subsidiaries	(10,349.3)	(2,670.2)	(5,604.9)	(21,427.5)	(24,097.7)	40,051.9	—
Purchases of PP&E	—	—	—	(798.8)	(798.8)	—	(798.8)
Proceeds/(payment) from sale of investments	—	—	(9.7)	98.3	98.3	—	88.6
Movements in restricted cash	—	—	—	(13.7)	(13.7)	—	(13.7)
Other, net	—	—	—	23.0	23.0	—	23.0

Net cash provided by/(used in) investing activities	(10,349.3)	(2,670.2)	(5,614.6)	(22,118.7)	(24,788.9)	40,051.9	(700.9)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving line of credit, long term and short term borrowings	2,110.0	1,610.0	—	516.7	2,126.7	—	4,236.7
Repayment of revolving line of credit, long term and short term borrowings	(2,560.0)	(4,600.0)	—	(521.4)	(5,121.4)	—	(7,681.4)
Proceeds from intercompany borrowings	10,801.5	5,653.6	5,582.6	18,014.2	23,667.8	(40,051.9)	—
Payment of dividend	(35.8)	—	—	(245.5)	(245.5)	—	(281.3)
Proceeds from issuance of stock for share-based compensation	33.6	—	4.8	95.7	95.7	—	134.1
Other, net	—	—	(0.9)	(26.5)	(26.5)	—	(27.4)

Net cash provided by/(used in) financing activities	10,349.3	2,663.6	5,586.5	17,833.2	20,496.8	(40,051.9)	(3,619.3)

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	7.1	7.1	—	7.1

Net decrease in cash and cash equivalents	—	—	(41.2)	(15.2)	(15.2)	—	(56.4)
Cash and cash equivalents at beginning of period	—	—	41.7	487.1	487.1	—	528.8

Cash and cash equivalents at end of period	$—	$—	$0.5	$471.9	$471.9	$—	$472.4

Condensed Consolidating Statements of Cash Flows

(In millions)

Year ended December 31, 2016	Shire plc (Parent Guarantor)	SAIIDAC (SAIIDAC Notes Subsidiary Issuer)	Baxalta Inc. (Baxalta Notes Subsidiary Issuer and SAIIDAC Notes Subsidiary Guarantor)	Non-Guarantor Non-Issuer Subsidiaries	Non-Guarantor Subsidiaries of Baxalta Notes	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by/(used in) operating activities	$(136.9)	$232.8	$(51.0)	$2,614.0	$2,846.8	$—	$2,658.9

CASH FLOWS FROM INVESTING ACTIVITIES:
Transactions with subsidiaries	(2,890.0)	(18,228.8)	(480.7)	(4,707.3)	(22,936.1)	26,306.8	—
Purchases of PP&E	—	—	(11.1)	(637.6)	(637.6)	—	(648.7)
Purchases of businesses, net of cash acquired	—	—	—	(17,476.2)	(17,476.2)	—	(17,476.2)
Proceeds from sale of investments	—	—	—	0.9	0.9	—	0.9
Movements in restricted cash	—	—	—	62.8	62.8	—	62.8
Other, net	—	—	—	(31.0)	(31.0)	—	(31.0)

Net cash provided by/(used in) investing activities	(2,890.0)	(18,228.8)	(491.8)	(22,788.4)	(41,017.2)	26,306.8	(18,092.2)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving line of credit, long term and short term borrowings	2,355.0	30,079.9	—	8.5	30,088.4	—	32,443.4
Repayment of revolving line of credit, long term and short term borrowings	(3,405.0)	(13,009.2)	—	9.9	(12,999.3)	—	(16,404.3)
Proceeds from intercompany borrowings	4,077.8	1,097.6	521.9	20,609.5	21,707.1	(26,306.8)	—
Payment of dividend	(20.7)	—	—	(150.6)	(150.6)	—	(171.3)
Debt issuance costs	—	(172.3)	—	—	(172.3)	—	(172.3)
Proceeds from issuance of stock for share-based compensation	19.8	—	132.9	16.5	16.5	—	169.2
Other, net	—	—	(70.3)	31.4	31.4	—	(38.9)

Net cash provided by/(used in) financing activities	3,026.9	17,996.0	584.5	20,525.2	38,521.2	(26,306.8)	15,825.8

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	0.8	0.8	—	0.8

Net decrease in cash and cash equivalents	—	—	41.7	351.6	351.6	—	393.3
Cash and cash equivalents at beginning of period	—	—	—	135.5	135.5	—	135.5

Cash and cash equivalents at end of period	$—	$—	$41.7	$487.1	$487.1	$—	$528.8

Condensed Consolidating Statements of Cash Flows

(In millions)

Year ended December 31, 2015	Shire plc (Parent Guarantor)	SAIIDAC (SAIIDAC Notes Subsidiary Issuer)	Baxalta Inc. (Baxalta Notes Subsidiary Issuer and SAIIDAC Notes Subsidiary Guarantor)	Non-Guarantor Non-Issuer Subsidiaries	Non-Guarantor Subsidiaries of Baxalta Notes	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by/(used in) operating activities	$(133.5)	$—	$—	$2,470.5	$2,470.5	$—	$2,337.0

CASH FLOWS FROM INVESTING ACTIVITIES:
Transactions with subsidiaries	(3,570.0)	—	—	(3,048.2)	(3,048.2)	6,618.2	—
Purchases of PP&E	—	—	—	(114.7)	(114.7)	—	(114.7)
Purchases of businesses, net of cash acquired	—	—	—	(5,553.4)	(5,553.4)	—	(5,553.4)
Proceeds from sale of investments	—	—	—	85.7	85.7	—	85.7
Movements in restricted cash	—	—	—	(32.0)	(32.0)	—	(32.0)
Other, net	—	—	—	(5.5)	(5.5)	—	(5.5)

Net cash provided by/(used in) investing activities	(3,570.0)	—	—	(8,668.1)	(8,668.1)	6,618.2	(5,619.9)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving line of credit, long term and short term borrowings	3,760.0	—	—	0.8	0.8	—	3,760.8
Repayment of revolving line of credit, long term and short term borrowings	(3,110.0)	—	—	(0.9)	(0.9)	—	(3,110.9)
Proceeds from intercompany borrowings	3,048.2	—	—	3,570.0	3,570.0	(6,618.2)	—
Payment of dividend	(6.8)	—	—	(127.6)	(127.6)	—	(134.4)
Debt issuance costs	(4.5)	—	—	(19.6)	(19.6)	—	(24.1)
Proceeds from issuance of stock for share-based compensation	16.6	—	—	—	—	—	16.6
Other, net	—	—	—	(69.0)	(69.0)	—	(69.0)

Net cash provided by/(used in) financing activities	3,703.5	—	—	3,353.7	3,353.7	(6,618.2)	439.0

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	(3.0)	(3.0)	—	(3.0)

Net decrease in cash and cash equivalents	—	—	—	(2,846.9)	(2,846.9)	—	(2,846.9)
Cash and cash equivalents at beginning of period	—	—	—	2,982.4	2,982.4	—	2,982.4

Cash and cash equivalents at end of period	$—	$—	$—	$135.5	$135.5	$—	$135.5

Quarterly results of operations (Unaudited)

The following table presents summarized unaudited quarterly results for the years to December 31, 2017 and 2016:

2017	Q1	Q2	Q3	Q4
(In millions, except per share data)
Total revenues	$3,572.3	$3,745.8	$3,697.6	$4,144.9
Cost of product sales	1,327.0	1,108.9	1,001.4	1,263.5
Income from continuing operations, net of taxes	354.8	241.5	551.2	3,106.0
Gain/(loss) from discontinued operations, net of taxes	20.2	(1.2)	(0.4)	(0.6)
Net income	375.0	240.3	550.8	3,105.4
Earnings per ordinary share - basic
Earnings from continuing operations	$0.39	$0.27	$0.61	$3.42
Gain from discontinued operations	0.02	—	—	—

Earnings per share - basic	$0.41	$0.27	$0.61	$3.42
Earnings per ordinary share - diluted
Earnings from continuing operations	$0.39	$0.26	$0.60	$3.41
Gain from discontinued operations	0.02	—	—	—

Earnings per share - diluted	$0.41	$0.26	$0.60	$3.41

2016	Q1	Q2	Q3	Q4
(In millions, except per share data)
Total revenues	$1,709.3	$2,429.1	$3,452.1	$3,806.1
Cost of product sales	248.6	778.1	1,736.2	1,053.6
Income/(loss) from continuing operations, net of taxes	409.5	86.6	(368.5)	475.9
Gain/(loss) from discontinued operations, net of taxes	9.5	(248.7)	(18.3)	(18.6)
Net income/(loss)	419.0	(162.1)	(386.8)	457.3
Earnings per ordinary share - basic
Earnings/(loss) from continuing operations	$0.69	$0.12	$(0.41)	$0.53
Gain/(loss) from discontinued operations	0.02	(0.36)	(0.02)	(0.02)

Earnings/(loss) per share - basic	$0.71	$(0.24)	$(0.43)	$0.51
Earnings per ordinary share - diluted
Earnings/(loss) from continuing operations	$0.69	$0.12	$(0.41)	$0.52
Earnings/(loss) from discontinued operations	0.02	(0.36)	(0.02)	(0.02)

Earnings/(loss) per share - diluted	$0.71	$(0.24)	$(0.43)	$0.50

SHIRE PLC

CONSOLIDATED BALANCE SHEETS

(Unaudited, in millions, except par value of shares)

	September 30, 2018	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$193.2	$472.4
Restricted cash	39.9	39.4
Accounts receivable, net	3,207.4	3,009.8
Inventories	3,458.7	3,291.5
Other current assets	900.1	795.3

Total current assets	7,799.3	7,608.4
Investments	470.7	241.1
Property, plant and equipment (PP&E), net	6,453.0	6,635.4
Goodwill	19,095.0	19,831.7
Intangible assets, net	29,625.4	33,046.1
Deferred tax asset	151.2	188.8
Other non-current assets	171.3	205.4

Total assets	$63,765.9	$67,756.9

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$4,025.1	$4,184.5
Short term borrowings and capital leases	4,248.7	2,788.7
Other current liabilities	237.8	908.8

Total current liabilities	8,511.6	7,882.0
Long term borrowings and capital leases	11,098.0	16,752.4
Deferred tax liability	4,571.2	4,748.2
Other non-current liabilities	2,294.9	2,197.9

Total liabilities	26,475.7	31,580.5

Commitments and contingencies

Equity:
Common stock of 5p par value; 1,500 shares authorized; and 922.1 shares issued and outstanding (2017: 1,500 shares authorized; and 917.1 shares issued and outstanding)	81.9	81.6
Additional paid-in capital	25,390.2	25,082.2
Treasury stock: 7.5 shares (2017: 8.4 shares)	(260.7)	(283.0)
Accumulated other comprehensive income	626.4	1,375.0
Retained earnings	11,452.4	9,920.6

Total equity	37,290.2	36,176.4

Total liabilities and equity	$63,765.9	$67,756.9

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited, in millions, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Revenues:
Product sales	$3,752.8	$3,533.8	$11,198.5	$10,537.9
Royalties and other revenues	118.9	163.8	358.4	477.8

Total revenues	3,871.7	3,697.6	11,556.9	11,015.7

Costs and expenses:
Cost of sales	1,157.6	1,001.4	3,398.3	3,437.3
Research and development	407.2	402.8	1,240.0	1,324.5
Selling, general and administrative	836.8	859.7	2,549.3	2,647.7
Amortization of acquired intangible assets	433.7	482.4	1,375.3	1,280.5
Integration and acquisition costs	93.0	237.0	512.0	696.7
Reorganization costs	254.8	5.4	268.9	24.5
(Gain)/loss on sale of Oncology and product rights	(267.2)	0.3	(267.2)	(0.4)

Total operating expenses	2,915.9	2,989.0	9,076.6	9,410.8

Operating income from continuing operations	955.8	708.6	2,480.3	1,604.9
Interest income	1.3	1.5	4.8	5.7
Interest expense	(125.2)	(141.8)	(378.1)	(425.4)
Other (expense)/income, net	(96.1)	(0.2)	(43.9)	6.8

Total other expense, net	(220.0)	(140.5)	(417.2)	(412.9)

Income from continuing operations before income taxes and equity in earnings of equity method investees	735.8	568.1	2,063.1	1,192.0
Income taxes	(203.3)	(13.5)	(371.0)	(44.6)
Equity in earnings/(losses) of equity method investees, net of taxes	4.7	(3.4)	11.2	0.1

Income from continuing operations, net of taxes	537.2	551.2	1,703.3	1,147.5
(Loss)/gain from discontinued operations, net of taxes	—	(0.4)	—	18.6

Net income	$537.2	$550.8	$1,703.3	$1,166.1

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

(Unaudited, in millions, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Earnings per Ordinary Share – basic
Earnings from continuing operations	$0.59	$0.61	$1.87	$1.27
Earnings from discontinued operations	—	—	—	0.02

Earnings per Ordinary Share – basic	$0.59	$0.61	$1.87	$1.29

Earnings per Ordinary Share – diluted
Earnings from continuing operations	$0.58	$0.60	$1.86	$1.26
Earnings from discontinued operations	—	—	—	0.02

Earnings per Ordinary Share – diluted	$0.58	$0.60	$1.86	$1.28

Weighted average number of shares:
Basic	914.0	907.2	912.0	905.9
Diluted	921.1	911.6	916.9	912.1

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited, in millions)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net income	$537.2	$550.8	$1,703.3	$1,166.1
Other comprehensive income:
Foreign currency translation adjustments	(100.7)	744.6	(679.2)	2,441.1
Pension and other employee benefits (net of tax expense of $nil for the three and nine months ended September 30, 2018 and $nil and $0.9 for the three and nine months ended September 30, 2017, respectively)	(0.5)	0.4	(1.5)	11.0
Unrealized gain on available-for-sale securities (net of tax expense of $nil for the three and nine months ended September 30, 2018 and $5.5 and $7.2 for the three and nine months ended September 30, 2017, respectively)	—	23.8	(67.9)	20.3
Hedging activities (net of tax benefit of $nil for the three and nine months ended September 30, 2018 and $nil and $3.2 for the three and nine months ended September 30, 2017, respectively)	—	0.2	—	(5.7)

Comprehensive income	$436.0	$1,319.8	$954.7	$3,632.8

The components of Accumulated other comprehensive income as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
Foreign currency translation adjustments	$600.4	$1,279.6
Pension and other employee benefits, net of taxes	26.0	27.5
Unrealized holding gain on available-for-sale securities, net of taxes	—	67.9

Accumulated other comprehensive income	$626.4	$1,375.0

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited, in millions)

	Common stock number of shares	Common stock	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	Retained earnings	Total equity
As of January 1, 2018	917.1	$81.6	$25,082.2	$(283.0)	$1,375.0	$9,920.6	$36,176.4
Net income	—	—	—	—	—	1,703.3	1,703.3
Other comprehensive loss, net of tax	—	—	—	—	(748.6)	—	(748.6)
Shares issued under employee benefit plans and other	5.0	0.3	172.3	—	—	—	172.6
Cumulative-effect adjustment from adoption of ASU 2014-09, Revenue from Contracts with Customers	—	—	—	—	—	52.0	52.0
Cumulative-effect adjustment from adoption of ASU 2016-01, Financial Instruments – Overall	—	—	—	—	—	67.9	67.9
Cumulative-effect adjustment from adoption of ASU 2016-16, Income Taxes	—	—	—	—	—	7.5	7.5
Share-based compensation	—	—	135.7	—	—	—	135.7
Shares released by employee benefit trust to satisfy exercise of stock options	—	—	—	22.3	—	(22.3)	—
Dividends	—	—	—	—	—	(276.6)	(276.6)

As of September 30, 2018	922.1	$81.9	$25,390.2	$(260.7)	$626.4	$11,452.4	$37,290.2

Dividends per share

During the nine months ended September 30, 2018, Shire plc declared and paid dividends of $0.2979 U.S. per ordinary share (equivalent of $0.8937 U.S. per ADS) totaling $276.6 million. During the nine months ended September 30, 2017, Shire plc declared and paid dividends of $0.257 U.S. per ordinary share (equivalent to $0.771 U.S. per ADS) totaling $234.7 million.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SHIRE PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in millions)

	Nine months ended September 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,703.3	$1,166.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,808.1	1,644.0
Share based compensation	135.7	159.7
Expense related to the unwind of inventory fair value adjustments	40.9	688.7
Change in deferred taxes	14.2	(392.4)
Change in fair value of contingent consideration	100.4	144.3
Impairment of PP&E and intangible assets	169.5	167.6
Gain on sale of Oncology franchise	(267.2)	—
Other, net	(7.2)	99.2
Changes in operating assets and liabilities:
Increase in accounts receivable	(362.0)	(301.5)
(Decrease)/increase in sales deduction accrual	(22.6)	94.0
Increase in inventory	(305.4)	(245.2)
Decrease in prepayments and other assets	44.6	70.4
Decrease in accounts payable and other liabilities	(244.8)	(557.8)

Net cash provided by operating activities	2,807.5	2,737.1

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of Oncology franchise	2,412.2	—
Purchases of PP&E	(564.6)	(565.5)
Acquisition of business, net of cash acquired	(104.7)	—
Proceeds from sale of investments	31.8	48.1
Other, net	(97.9)	34.8

Net cash provided by/(used in) investing activities	1,676.8	(482.6)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving line of credit, long term and short term borrowings	3,735.3	3,261.6
Repayment of revolving line of credit, long term and short term borrowings	(7,969.0)	(5,664.5)
Payment of contingent consideration	(396.0)	—
Payment of dividend	(276.6)	(234.7)
Proceeds from issuance of stock for share-based compensation arrangements	180.8	92.2
Other, net	(25.6)	(26.2)

Net cash used in financing activities	(4,751.1)	(2,571.6)

Effect of foreign exchange rate changes on cash and cash equivalents	(11.9)	6.2

Net decrease in cash, cash equivalents, and restricted cash	(278.7)	(310.9)
Cash, cash equivalents, and restricted cash at beginning of period	511.8	554.5

Cash, cash equivalents, and restricted cash at end of period	$233.1	$243.6

Supplemental information:
Interest paid	$427.1	$434.9
Income taxes paid, net	$528.4	$308.0

Cash, cash equivalents, and restricted cash information:
Cash and cash equivalents	$193.2	$209.3
Restricted cash	39.9	34.3

Cash, cash equivalents, and restricted cash at end of period	$233.1	$243.6

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SHIRE PLC

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Operations

Shire plc and its subsidiaries (collectively referred to as either “Shire” or the “Company”) is the leading global biotechnology company focused on serving people with rare diseases.

Some of the Company’s marketed products include GAMMAGARD, HYQVIA, and CINRYZE for Immunology, ADVATE/ADYNOVATE, VONVENDI, and FEIBA for Hematology, ELAPRASE and REPLAGAL for Genetic Diseases, VYVANSE, ADDERALL XR, and MYDAYIS for Neuroscience, GATTEX/REVESTIVE and NATPARA/NATPAR for Internal Medicine, and XIIDRA for Ophthalmics.

The Company has grown both organically and through acquisition, completing a series of major transactions that have brought therapeutic, geographic, and pipeline growth and diversification. The Company will continue to conduct its own research and development (R&D) focused on rare diseases, as well as evaluate companies, products and pipeline opportunities that offer a strategic fit and have the potential to deliver value to all of the Company’s stakeholders: patients, physicians, policy makers, payers, partners, investors, and employees.

On August 31, 2018, Shire completed the sale of its Oncology franchise to Servier S.A.S. (Servier) for $2.4 billion.

On May 8, 2018, the boards of Takeda Pharmaceutical Company Limited (Takeda) and Shire announced that they have reached agreement on the terms of a recommended offer pursuant to which Takeda will acquire the entire issued and to be issued ordinary share capital of Shire (the “Acquisition”). Shire shareholders will be entitled to receive $30.33 in cash for each Shire ordinary share and either 0.839 of a new share in Takeda (as proposed to be issued in connection with the Acquisition) (each a “New Takeda Share”) or 1.678 ADSs in Takeda (one ADS equals 0.5 New Takeda Share).

2.	Summary of Significant Accounting Policies

Basis of Presentation

These interim financial statements of Shire plc and its subsidiaries are unaudited. They have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP).

The Consolidated Balance Sheet as of December 31, 2017 was derived from the Audited Consolidated Financial Statements as of that date.

These interim Unaudited Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and accompanying notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on February 20, 2018.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted from these interim financial statements. However, these interim financial statements include all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to fairly state the results of the interim period and the Company believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year.

Use of Estimates

The preparation of Financial Statements, in conformity with U.S. GAAP and SEC regulations, requires management to make estimates, judgments, and assumptions that affect the reported and disclosed amounts of assets, liabilities, and equity at the date of the Unaudited Consolidated Financial Statements and reported amounts of revenues and expenses during the period. On an on-going basis, the Company evaluates its estimates, judgments, and methodologies. Estimates are based on historical experience, current conditions, and on various other assumptions that are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity and the amounts of revenues and expenses. Actual results may differ from these estimates under different assumptions or conditions.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that the Company adopts as of the specified effective date. Unless otherwise discussed below, the Company does not believe that the impact of recently issued standards that are not yet effective will have a material impact on the Company’s financial position or results of operations upon adoption.

Adopted during the current period

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The FASB subsequently issued several additional ASUs amending the guidance and deferred effective date to January 1, 2018. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements, and financial instruments. Under this accounting standard, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. The Company adopted this new standard on January 1, 2018, using the modified retrospective transition method. Under this method, the Company recognized the cumulative-effect of initially applying the standard as an adjustment to the opening balance of retained earnings. As a result, the Company recorded a cumulative-effect adjustment to increase Retained earnings by $52.0 million, net of tax of $15.6 million. The modified retrospective transition method was applied only to the contracts that were not completed as of the adoption date.

For a complete discussion of accounting for revenue with customers, refer to Note 3, Revenue Recognition, to these Unaudited Consolidated Financial Statements.

Impact of adoption

As a result of adopting the new accounting for revenue with customers on January 1, 2018, the following financial statement line items as of and for the three and nine months ended September 30, 2018 were affected. The following tables provide the amounts as reported in these Unaudited Consolidated Financial Statements and as if the previous accounting guidance was in effect.

Unaudited Consolidated Balance Sheets

	As of September 30, 2018
(In millions)	As reported	Before Adoption of Topic 606
Other current assets	$900.1	$844.5
Other current liabilities	237.8	238.8
Other non-current liabilities	2,294.9	2,296.9
Retained earnings	11,452.4	11,414.5

Unaudited Consolidated Statements of Operations

	Three months ended September 30, 2018		Nine months ended September 30, 2018
(In millions, except per share)	As reported	Before Adoption of Topic 606	As reported	Before Adoption of Topic 606
Product sales	$3,752.8	$3,741.5	$11,198.5	$11,162.5
Royalties and other revenues	118.9	128.0	358.4	412.7
Net income	537.2	535.5	1,703.3	1,717.4
Net income per share applicable to common shareholders – basic	0.59	0.59	1.87	1.88
Net income per share applicable to common shareholders – diluted	0.58	0.58	1.86	1.87

Unaudited Consolidated Statements of Cash Flows

	Nine months ended September 30, 2018
(In millions)	As reported	Before Adoption of Topic 606
Net income	$1,703.3	$1,717.4
Adjustments to reconcile net income to net cash provided by operating activities:
Decrease in prepayments and other assets	44.6	100.2
Decrease in accounts payable and other liabilities	(244.8)	(241.8)

Financial Instrument Accounting

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new standard amends certain aspects of accounting and disclosure requirements of financial instruments, including the requirement that equity investments with readily determinable fair values be measured at fair value with changes in fair value recognized in the results of operations. The new standard was effective January 1, 2018. The

Company adopted ASU No. 2016-01 in the first quarter of 2018. As a result of the adoption, the Company recorded a cumulative-effect adjustment to Retained earnings of $67.9 million to reclassify unrealized gains from available-for-sale equity securities previously recognized in the Other comprehensive income.

Statement of Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new standard clarifies certain aspects of the statement of cash flows, and aims to reduce diversity in practice regarding how certain transactions are classified in the statement of cash flows. This standard was effective January 1, 2018. The Company adopted ASU No. 2016-15 in the first quarter of 2018. The adoption of this guidance did not have a material impact on the Company’s financial position and results of operations.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The new guidance is intended to reduce diversity in the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. This standard was effective January 1, 2018. The Company adopted ASU No. 2016-18 in the first quarter of 2018 and amended the presentation of its statements of cash flows for the nine months ended September 30, 2018 and 2017 accordingly. The adoption of this guidance did not have a material impact on the Company’s financial position and results of operations.

Income Taxes

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers Other than Inventory. This standard removes the current exception in U.S. GAAP prohibiting entities from recognizing current and deferred income tax expenses or benefits related to transfer of assets, other than inventory, within the consolidated entity. The current exception to defer the recognition of any tax impact on the transfer of inventory within the consolidated entity until it is sold to a third party remains unaffected. The standard was effective January 1, 2018. The Company adopted the new standard in the first quarter of 2018 using a modified retrospective approach with a cumulative-effect adjustment to opening retained earnings. The adoption of this guidance did not have a material impact on the Company’s financial position and results of operations.

Retirement Benefits Income Statement Presentation

In March 2017, the FASB issued ASU 2017-07, Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The standard amends the income statement presentation of the components of net periodic benefit cost for defined benefit pension and other postretirement plans. The standard requires entities to (1) disaggregate the current-service-cost component from the other components of net benefit cost (the “other components”) and present it with other current compensation costs for related employees in the income statement and (2) present the other components elsewhere in the income statement and outside of income from operations if such a subtotal is presented. It also requires entities to disclose the income statement lines that contain the other components if they are not presented on appropriately described separate lines. The standard was effective January 1, 2018. The Company adopted ASU No. 2017-07 in the first quarter of 2018. Adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

Share-Based Payment Accounting

In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718): Scope Modification Accounting. The new standard clarifies when changes to the terms or conditions of a share-

based payment award must be accounted for as modifications. This standard was effective January 1, 2018. The Company adopted ASU No. 2017-09 in the first quarter of 2018. Adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test of Goodwill Impairment. This new standard simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The Company adopted ASU No. 2017-04 in the first quarter of 2018. Adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

To be adopted in future periods

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new accounting guidance will require the recognition of all long-term lease assets and lease liabilities by lessees and sets forth new disclosure requirements for those lease assets and liabilities. The standard requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet using a modified retrospective approach at the beginning of the earliest comparative period in the financial statements. This standard will be effective for the Company on January 1, 2019. Early adoption is permitted. The Company is currently evaluating the potential impact on its financial position and results of operations of adopting this guidance. The Company expects the adoption of this new standard may have a material impact on total assets and total liabilities within the Company’s Consolidated Balance Sheets, with no material impact to its Consolidated Statements of Operations.

Derivatives and Hedging

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The standard amends its hedge accounting model to enable entities to better portray the economics of their risk management activities in the financial statements. The new guidance also expands an entity’s ability to hedge non-financial and financial risk components and reduces complexity in fair value hedges of interest rate risk. Additionally, it eliminates the requirement to separately measure and report hedge ineffectiveness, eases certain assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. This standard will be effective for the Company on January 1, 2019. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

Fair Value Measurement

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The new standard eliminates, adds and modifies certain disclosure requirements for fair value measurement as part of its disclosure framework project. The amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy will no longer be required to be disclosed, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. This standard will be effective for the Company on January 1, 2020. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

Retirement Benefits - Defined Benefit Plans

In August 2018, the FASB issued ASU No. 2018-14, Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20): Disclosure Framework - Changes to the Disclosure Requirements for

Defined Benefit Plans. The new standard changes the disclosure requirements for employers that sponsor defined benefit pension and/or other postretirement benefits plans. The guidance eliminates requirements for certain disclosures that are no longer considered cost beneficial and requires new ones that the FASB considers pertinent. This standard will be effective for the Company on January 1, 2020. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

Intangibles - Goodwill and Other Internal - Use Software

In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The new standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This standard will be effective for the Company on January 1, 2020. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

3.	Revenue Recognition

Product Revenue, Net

The Company sells its products to major pharmaceutical wholesalers, distributors, and retail pharmacy chains (collectively, its “Customers”). These Customers subsequently resell the Company’s products to healthcare providers and patients. In addition to distribution agreements with Customers, the Company enters into arrangements with healthcare providers and payors that provide for government-mandated and/or privately-negotiated rebates, chargebacks, and discounts with respect to the purchase of the Company’s products.

Revenues from Product sales are recognized when the Customer obtains control, typically upon delivery. When the terms of the contract include customer acceptance provisions, the Company defers revenue recognition until the customer has accepted the goods, unless the acceptance provision relates only to objective specifications which the Company can determine will be met upon shipment. Customer acceptance provisions include temperature checks, government inspections, and other quality control tests. Shipping and handling and fulfillment costs are accrued for when the related revenue is recognized. Taxes collected from Customers relating to product sales and remitted to governmental authorities are excluded from revenues.

Estimates of Variable Consideration

Revenues from Product sales are recorded at the net sales price (transaction price), which includes estimates of variable consideration for reserves related to statutory rebates to State Medicaid and other government agencies; Medicare Part D rebates; commercial rebates and fees to Managed Care Organizations (MCOs), Group Purchasing Organizations (GPOs), distributors, and specialty pharmacies; product returns; sales discounts (including trade discounts); distribution service fees; wholesaler chargebacks; and allowances for coupon and patient assistance programs relating to the Company’s sales of its products.

These reserves are based on estimates of the amounts earned or to be claimed on the related sales. Management’s estimates take into consideration historical experience, current contractual and statutory requirements, specific known market events and trends, industry data, and forecasted customer buying and payment patterns. Overall, these reserves reflect the Company’s best estimates of the amount of consideration to which it is entitled based on the terms of the contract. The amount of variable consideration included in the net sales price is limited to the amount that is probable not to result in a significant reversal in the amount of the cumulative revenue recognized in a future period. If actual results vary, the Company may adjust these estimates, which could have an effect on earnings in the period of adjustment.

•	Trade discounts are generally credits granted to wholesalers, specialty pharmacies, and other customers for remitting payment on their purchases within established incentive periods and are classified as a reduction of accounts receivable, offset by revenue in the same period that the related revenue is recognized.

•

Chargebacks are credits or payments issued to wholesalers and other distributors who provide products to qualified healthcare providers at prices lower than the list prices charged to the wholesalers or other distributors. Reserves are estimated based on expected purchases by those qualified healthcare providers. Chargeback reserves are classified as a reduction of accounts receivable in the same period that the related revenue is recognized.

•

Distribution service fees are credits or payments issued to wholesalers, distributors, and specialty pharmacies for compliance with various contractually-defined inventory management practices or services provided to support patient access to a product. These fees are generally based on a percentage of gross purchases but can also be based on additional services these entities provide. Most of these costs are reflected as a reduction of gross sales; however, to the extent benefit from services can be separately identified and the fair value determined, costs are classified as Selling, general and administrative expenses. Distribution service fees reserves are estimated based on the terms of each individual contract and are classified within accrued expenses.

•

Medicaid rebates are payments to States under statutory and voluntary reimbursement arrangements. Reserves for these rebates are generally based on an estimate of expected product usage by Medicaid patients and expected rebate rates. Statutory rates are generally based on a percentage of selling price adjusted upwards for price increases in excess of published inflation indices. As a result, rebates generally increase as a percentage of the selling price over the life of the product (as prices increase). Medicaid rebate reserves are estimated based on individual product purchase volumes and are classified within accrued expenses.

•

Managed care rebates are payments to third parties, primarily pharmacy benefit managers, and other health insurance providers. The reserve for these rebates is based on an estimate of customer buying patterns and applicable contractual rebate rates to be earned over each period. Managed care rebates reserves are estimated based on the terms of each individual contract and purchase volumes and are classified within accrued expenses.

•

Incentive rebates are generally credits or payments issued to specialty pharmacies, distributors, or Group Purchasing Organizations for qualified purchases of certain products. Incentive rebate reserves are estimated based on the terms of each individual contract and purchase volumes and are classified within accrued expenses.

•

Other discounts and allowances include Medicare rebates, coupon, and patient co-pay assistance. Medicare rebates are payments to health insurance providers of Medicare Part D coverage to qualified patients. Reserve estimates are based on customer buying patterns and applicable contractual rebate rates to be earned over each period. Coupon and co-pay assistance programs provide discounts to qualified patients. Reserve estimates are based on expected claim volumes under these programs and estimated cost per claim that the Company expects to pay. Reserves for Medicare and coupon and patient co-pay programs are classified within accrued expenses.

Product Returns: The Company typically accepts customer product returns in the following circumstances: (a) expiration of shelf life on certain products; (b) product damaged while in the Company’s possession; (c) under sales terms that allow for unconditional return (guaranteed sales); or (d) following product recalls or product withdrawals. Generally, returns for expired product are accepted three months before and up to one year after the expiration date of the related product and the related product is destroyed after it is returned. Depending on the product and the Company’s return policy with respect to that product, the Company may either refund the sales price paid by the customer by issuance of a credit, or exchange the returned product with replacement inventory. The Company typically does not provide cash refunds. The Company estimates the proportion of recorded revenue that will result in a return by considering relevant factors, including but not limited to:

•	historical returns experience;

•	the duration of time taken for products to be returned;

•	the estimated level of inventory in the distribution channel;

•	product recalls and discontinuances;

•	the shelf life of products;

•	the launch of new drugs or new formulations; and

•	the loss of patent protection, exclusivity or new competition.

The estimation process for product returns involves, in each case, a number of interrelating assumptions, which vary for each combination of product and customer. The Company estimates the amount of its product sales that may be returned by its Customers and records this estimate as a reduction of revenue from Product sales in the period the related revenue is recognized.

Royalties and other revenues

The Company enters into agreements, where it licenses certain rights to its products to customers. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, up-front license fees; development, regulatory and commercial milestone payments; payments for manufacturing supply services the Company provides; and royalties on net sales of licensed products. Each of these payments is recognized as Royalties and other revenues.

As part of the accounting for these arrangements, the Company must develop estimates that require judgment to determine the stand-alone selling price for each performance obligation, identified in the contract. Performance obligations are promises in a contract to transfer a distinct good or service to the customer. The Company uses key assumptions to determine the stand-alone selling price, which may include forecasted revenues, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical, regulatory and commercial success.

Licenses of intellectual property: If the license to the Company’s intellectual property is distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, up-front fees when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. If the performance obligation is satisfied over time, the Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. Measures of progress for revenue recognition vary depending on the nature of the performance obligation.

Milestone Payments: At the inception of each arrangement that includes milestone payments, the Company evaluates the recognition of milestone payments. Typically, milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are included in the transaction price upon achievement of the milestone. Milestone payments included in transaction price are recognized when or as the performance obligations are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on the level of sales, the Company recognizes revenue at the later of (i) when the related sales occur or (ii) when the license is transferred.

The Company receives payments from its customers based on billing schedules established in each contract, which vary across Shire’s locations, but generally range between 30 to 90 days. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation is that customer will pay for the product or services in one year or less of receiving those products or services.

The following table presents changes in the Company’s contract assets and liabilities during the nine months ended September 30, 2018:

(In millions)	As of January 1, 2018	Increase, net	As of September 30, 2018
Contract assets:
Unbilled receivables	$42.7	$12.9	$55.6
Contract liabilities:
Deferred revenue	—	7.4	7.4

Contract assets consist of unbilled receivables typically resulting from sales under contracts when revenue recognized exceeds the amount billed to the customer. The contract assets are included in Other current assets in these Unaudited Consolidated Balance Sheets. Contract liabilities consist of advance payments from customers for future performance obligations. Contract liabilities are included in Other current liabilities in these Unaudited Consolidated Balance Sheets.

4.	Acquisition

In September 2018, Shire acquired 100 percent of the voting equity interests in a source plasma collection company. The acquisition is expected to increase Shire’s access to plasma in the longer term and add to its European plasma collection network, complementing existing core capabilities in plasma supply, and manufacturing.

The total cash consideration for the acquisition was $107.8 million (CHF 105.0 million). Shire recorded the purchase price as goodwill, intangible assets, and other assets. The $96.3 million goodwill is not deductible for tax purposes.

5.	Dispositions and Assets Held for Sale

On August 31, 2018, the Company completed the sale of its Oncology franchise to Servier. Under the terms of the agreement, Servier acquired Shire’s Oncology franchise for a net consideration of $2.4 billion, in cash. The Company recognized $267.2 million as a gain, which is recorded within Total operating expenses in the Company’s Unaudited Consolidated Statements of Operations.

The assets and liabilities of the Oncology franchise were as follows:

(In millions)	As of August 31, 2018
Intangible Assets	$1,628.3
Goodwill	565.1
Other	25.6

Current Assets	$2,219.0

Current Liabilities	$116.4

During the nine months ended September 30, 2018, the Company determined it would divest certain facilities as part of its integration efforts. As of September 30, 2018, the Company classified $115.4 million of assets as held for sale and included within Other current assets in these Unaudited Consolidated Financial Statements. The $115.4 million of held for sale assets consisted primarily of property, plant and equipment and was net of $145.4 million of impairment charges recorded during the nine months ended September 30, 2018. The impairment charges were reported within Integration and acquisition costs in these Unaudited Consolidated Financial Statements.

6.	Collaborative and Other Licensing Arrangements

The Company is party to certain collaborative and licensing arrangements. In some of these arrangements, Shire and the licensee are both actively involved in the development and commercialization of the licensed product and have exposure to risks and rewards dependent on its commercial success.

On January 25, 2018, Shire entered into a licensing agreement with AB Biosciences Inc. (AB Biosciences). The license grants Shire exclusive worldwide rights to develop and commercialize a recombinant immunoglobulin product candidate. Under the terms of the agreement, AB Biosciences will grant Shire an exclusive, worldwide license to its intellectual property relating to its pan receptor interacting molecule program. The Company paid $10.0 million upfront license fee and AB Biosciences is eligible to receive contingent research, development, and commercialization milestone payments up to $282.5 million as well as tiered royalty payments.

7.	Integration and Acquisition Costs

For the three and nine months ended September 30, 2018, Shire recorded Integration and acquisition costs of $93.0 million and $512.0 million, respectively. These costs relate to the continued integration of Baxalta Inc. (Baxalta), which was acquired in June 2016, Takeda’s proposed acquisition of Shire, and the change in fair value of contingent consideration, primarily related to TAKHZYRO (lanadelumab-flyo), which was acquired from Dyax in 2016.

The Company continues its activities to integrate Baxalta. The costs associated with the integration are primarily related to facility consolidation and professional consulting fees. The Company also drove savings through the continued re-prioritization of its research and development programs and consolidation of its commercial operations. For the three and nine months ended September 30, 2018, these costs include $8.0 million and $151.4 million, respectively, of asset impairments, $12.4 million and $55.5 million, respectively, of third-party professional fees, $4.4 million and $19.2 million, respectively, of expenses associated with facility consolidations, and $5.7 million and $20.7 million, respectively, of employee severance and acceleration of stock compensation. The Company expects the majority of these expenses, except for certain costs related to facility consolidations, to be paid within 12 months from the date the related expenses were incurred. The integration of Baxalta is estimated to be completed by mid to late 2019.

The following table summarizes the reserve for the Baxalta integration costs for certain types of activities during the nine months ended September 30, 2018:

(In millions)	Severance and employee benefits	Lease terminations	Total
As of January 1,	$72.9	$56.6	$129.5
Amount charged to integration costs	9.2	2.3	11.5
Paid/utilized	(41.0)	(19.9)	(60.9)

As of September 30,	$41.1	$39.0	$80.1

On May 8, 2018, the Boards of Takeda and Shire announced that they had reached an agreement on the terms of a recommended offer pursuant to which Takeda will acquire the entire issued and to be issued ordinary share capital of Shire. The closing of the acquisition is expected in the first half of 2019, subject to shareholder approval of both companies as well as the receipt of regulatory approvals. For the three and nine months ended September 30, 2018, costs associated with this proposed offer include $8.0 million and $72.0 million, respectively, of third-party professional fees and $36.4 million and $40.4 million, respectively, of employee incentives. The Company expects the majority of these expenses to be paid within 12 months from the date the related expenses were incurred.

In the three and nine months ended September 30, 2018, $54.5 million and $100.4 million, respectively, are included in Integration and acquisition costs relating to the change in fair value of contingent consideration payable mainly related to TAKHZYRO.

For the three and nine months ended September 30, 2017, Shire recorded Integration and acquisition costs of $237.0 million and $696.7 million, respectively, primarily related to the acquisition and integration of Baxalta and Dyax. In the three and nine months ended September 30, 2017, a credit of $3.4 million and a charge of $144.3 million, respectively, is included in Integration and acquisition costs due to the change in fair value of contingent consideration payable mainly related to TAKHZYRO. For the three and nine months ended September 30, 2017, the Baxalta Integration and acquisition costs include $60.2 million and $177.4 million, respectively, of employee severance and acceleration of stock compensation, $28.4 million and $114.0 million, respectively, of third-party professional fees, and $29.7 million and $71.4 million, respectively, of expenses associated with facility consolidations and $114.1 million and $147.8 million, respectively, of asset impairments.

8.	Reorganization Costs

For the three and nine months ended September 30, 2018, Shire recorded Reorganization costs of $254.8 million and $268.9 million, respectively. These costs include $249.2 million and $256.7 million, respectively, of expenses mainly related to the closure of certain of its Cambridge office facilities and $5.6 million and $12.2 million, respectively, of asset impairment, employee severance, professional fees, and consulting fees. For the three and nine months ended September 30, 2018, cash payments associated with these costs were not significant.

For the three and nine months ended September 30, 2017, Shire recorded Reorganization costs of $5.4 million and $24.5 million, respectively. These costs include $nil and $10.8 million, respectively, of expenses related to the closure of certain office facilities and $5.4 million and $13.7 million, respectively, of employee severance, professional fees, and consulting fees.

9.	Results of Discontinued Operations

Following the divestment of the Company’s DERMAGRAFT business in January 2014, the operating results associated with the DERMAGRAFT business have been classified as discontinued operations in the Company’s Unaudited Consolidated Statements of Operations for all periods presented.

In January 2017, Shire entered into a final settlement agreement with the Department of Justice (DOJ) in the amount of $350.0 million, plus interest which was accrued in 2016 and paid during 2017.

After the civil settlement with the DOJ was finalized, Shire and Advanced BioHealing Inc.’s (ABH) equity holders entered into a settlement agreement and ABH’s equity holders released the $37.5 million escrow to Shire. Shire released its claims against ABH equity holders upon receiving the entire amount held in escrow.

For the three and nine months ended September 30, 2017, the Company recorded a loss of $0.4 million (net of immaterial tax benefit) and gain of $18.6 million (net of tax expense of $10.9 million), respectively, primarily related to legal contingencies related to the divested DERMAGRAFT business and the release of escrow to Shire, respectively.

10.	Accounts Receivable, Net

Accounts receivable as of September 30, 2018 of $3,207.4 million (December 31, 2017: $3,009.8 million), are stated at the invoiced amount and net of reserve for discounts and doubtful accounts of $331.4 million (December 31, 2017: $271.5 million).

Reserve for discounts and doubtful accounts consists of the following:

(In millions)	2018	2017
As of January 1,	$271.5	$169.6
Provision charged to operations	1,884.2	1,074.1
Payments/credits	(1,824.3)	(1,000.0)

As of September 30,	$331.4	$243.7

Reserve for discounts and doubtful accounts increased for the nine months ended September 30, 2018 compared to the corresponding period in 2017, primarily due to increased usage of biological distributors, higher invoice price to those distributors, and the resulting increase in chargebacks for the distribution of Shire’s Hematology and Immunology products.

As of September 30, 2018, Accounts receivable included $44.1 million (December 31, 2017: $106.6 million) related to royalties receivable.

11.	Inventories

Inventories are stated at the lower of cost and net realizable value. The components of Inventories are as follows:

(In millions)	September 30, 2018	December 31, 2017
Finished goods	$959.7	$926.1
Work-in-progress	1,671.6	1,574.0
Raw materials	827.4	791.4

	$3,458.7	$3,291.5

12.	Property, Plant and Equipment, Net

Property, plant and equipment are recorded at historical cost, net of accumulated depreciation. Components of Property, plant and equipment, net are summarized as follows:

(In millions)	September 30, 2018	December 31, 2017
Land	$296.2	$332.3
Buildings and leasehold improvements	2,975.1	1,940.7
Machinery, equipment and other	3,942.5	3,106.3
Assets under construction	759.4	2,568.2

Total property, plant and equipment at cost	7,973.2	7,947.5
Less: Accumulated depreciation	(1,520.2)	(1,312.1)

Property, plant and equipment, net	$6,453.0	$6,635.4

Depreciation expense for the three and nine months ended September 30, 2018 was $156.8 million and $432.8 million, respectively, and for the three and nine months ended September 30, 2017 was $119.9 million and $363.5 million, respectively.

In the second quarter of 2018, the FDA approved a new plasma manufacturing facility near Covington, Georgia. Following the approval, $1,840.5 million of assets were reclassified from Asset under construction to Buildings and leasehold improvements and Machinery, equipment and other assets classes.

13.	Intangible assets

The following table summarizes the Company’s Intangible assets:

(In millions)	Currently marketed products	IPR&D	Other intangible assets	Total
September 30, 2018
Gross acquired intangible assets	$33,767.4	$1,012.7	$830.8	$35,610.9
Accumulated amortization	(5,561.2)	—	(424.3)	(5,985.5)

Intangible assets, net	$28,206.2	$1,012.7	$406.5	$29,625.4

December 31, 2017
Gross acquired intangible assets	$31,973.5	$5,113.9	$835.9	$37,923.3
Accumulated amortization	(4,549.2)	—	(328.0)	(4,877.2)

Intangible assets, net	$27,424.3	$5,113.9	$507.9	$33,046.1

During the third quarter of 2018, the U.S. Food and Drug Administration (FDA) approved TAKHZYRO injection, for prophylaxis to prevent attacks of HAE in patients 12 years of age and older. Following the approval, the Company reclassified the TAKHZRO intangible asset from IPR&D to Currently marketed products and started amortizing the asset.

Other intangible assets are comprised primarily of royalty rights and other contract rights associated with Baxalta, Dyax Corp. (Dyax), and NPS Pharmaceuticals Inc.

Activities in the net book value of intangible assets for the nine months ended September 30, 2018 and 2017 are as follows:

(In millions)	2018	2017
As of January 1,	$33,046.1	$34,697.5
Sale of Oncology franchise	(1,598.5)	—
Measurement period adjustments	—	(1,397.0)
Amortization charged	(1,375.3)	(1,280.5)
Foreign currency translation	(314.2)	1,350.3
Contribution to JV	(163.7)	—
Impairment	(10.0)	(20.0)
Other	35.9	—
Acquisition	5.1	—

As of September 30,	$29,625.4	$33,350.3

Measurement period adjustments included in the nine months ended September 30, 2017 related to the acquisition of Baxalta.

For further details regarding the sale of the Oncology franchise, refer to Note 5, Dispositions and Assets Held for Sale.

During the nine months ended September 30, 2018, the Company contributed distributions rights for certain products to a joint venture formed by the Company. Upon the contribution, the net carrying value

($163.7 million) related to those products was recorded within Investments in these Unaudited Consolidated Balance Sheets.

The Company reviews its amortized intangible assets for impairment whenever events or circumstances suggest that their carrying value may not be recoverable. Unamortized intangible assets are reviewed for impairment annually or whenever events or circumstances suggest that their carrying value may not be recoverable.

Estimated amortization expense can be affected by various factors including future acquisitions, disposals of product rights, regulatory approval and subsequent amortization of acquired IPR&D projects, foreign exchange movements, and the technological advancement and regulatory approval of competitor products. The estimated future amortization of acquired intangible assets for the next five years is expected to be as follows:

(In millions)	Anticipated future amortization
2018 (remaining three months)	$444.4
2019	1,808.0
2020	1,730.7
2021	1,710.9
2022	1,679.3
2023	1,627.3

14.	Goodwill

The following table provides a roll-forward of the Goodwill balance for the nine months ended September 30, 2018 and 2017:

(In millions)	2018	2017
As of January 1,	$19,831.7	$17,888.2
Acquisitions	96.3	1,076.2
Sale of Oncology franchise	(565.1)	—
Foreign currency translation and other	(267.9)	754.0

September 30,	$19,095.0	$19,718.4

For further details regarding acquisitions during the nine months ended September 30, 2018, refer to Note 4, Acquisition.

The increase in Goodwill during the nine months ended September 30, 2017 related to measurement period adjustments of the acquisition of Baxalta.

15.	Fair Value Measurement

Assets and liabilities that are measured at fair value on a recurring basis

The following financial assets and liabilities are measured at fair value on a recurring basis using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

	Fair value
(In millions)	Total	Level 1	Level 2	Level 3
As of September 30, 2018
Financial assets:
Marketable equity securities	$161.0	$161.0	$—	$—
Marketable debt securities	17.0	3.6	13.4	—
Derivative instruments	13.9	—	13.9	—

Total assets	$191.9	$164.6	$27.3	$—

Financial liabilities:
Joint venture net written option	$48.0	$—	$—	$48.0
Derivative instruments	30.8	—	30.8	—
Contingent consideration payable	616.2	—	—	616.2

Total liabilities	$695.0	$—	$30.8	$664.2

	Fair value
(In millions)	Total	Level 1	Level 2	Level 3
As of December 31, 2017
Financial assets:
Marketable equity securities	$89.7	$89.7	$—	$—
Marketable debt securities	17.9	3.8	14.1	—
Derivative instruments	17.9	—	17.9	—

Total assets	$125.5	$93.5	$32.0	$—

Financial liabilities:
Joint venture net written option	$40.0	$—	$—	$40.0
Derivative instruments	14.2	—	14.2	—
Contingent consideration payable	1,168.2	—	—	1,168.2

Total liabilities	$1,222.4	$—	$14.2	$1,208.2

Marketable equity and debt securities are included within Investments in these Unaudited Consolidated Balance Sheets. Contingent consideration payable is included within Other current liabilities and Other non-current liabilities in these Unaudited Consolidated Balance Sheets. For information regarding the Company’s derivative arrangements, refer to Note 16, Financial Instruments, to these Unaudited Consolidated Financial Statements.

Certain estimates and judgments were required to develop the fair value amounts. The estimated fair value amounts shown above are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of the financial instrument.

The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

•	Marketable equity securities: the fair values of marketable equity securities are estimated based on quoted market prices for those investments.

•

Marketable debt securities: the fair values of debt securities are obtained from pricing services or broker/dealers who either use quoted prices in an active market or proprietary pricing applications, which include observable market information for like or same securities.

•	Derivative instruments: the fair values of the swap and forward foreign exchange contracts have been determined using the month-end interest rate and foreign exchange rates, respectively.

•	Joint venture net written option and contingent consideration payable: the fair values have been estimated using the income approach (using a probability weighted discounted cash flow method).

There were no changes in valuation techniques or inputs utilized or transfers between fair value measurement levels during the three and nine months ended September 30, 2018 and 2017.

Assets and Liabilities Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)

Contingent consideration payable

(In millions)	2018	2017
Balance as of January 1,	$1,168.2	$1,058.0
Acquisitions	—	(4.0)
Payments	(647.1)	—
Change in fair value included in earnings	100.4	144.3
Other	(5.3)	(11.4)

Balance as of September 30,	$616.2	$1,186.9

Of the $616.2 million of contingent consideration payable as of September 30, 2018, $82.3 million is recorded within Other current liabilities and $533.9 million is recorded within Other non-current liabilities in these Unaudited Consolidated Balance Sheets.

The decrease in contingent consideration payable during the nine months ended September 30, 2018 is related to payments of contingent consideration following the approval of TAKHZYRO acquired from Dyax in 2016.

Joint venture net written option

In March 2017, Shire executed option agreements related to a joint venture that provides Shire with a call option on the partner’s investment in joint venture equity and the partner with a put option on its investment in joint venture equity. The Company had a liability of $48.0 million for the net written option based on the estimated fair value of these options as of September 30, 2018 and the Company re-measures the instrument to fair value through the Unaudited Consolidated Statements of Operations.

Quantitative Information about Assets and Liabilities Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)

Financial liabilities:

As of September 30, 2018	Fair value as of the measurement date
(In millions, except %)	Fair value	Valuation technique	Significant unobservable inputs	Range
Contingent consideration payable	$616.2	Income approach (probability weighted discounted cash flow)	• Cumulative probability of milestones being achieved	• 10.5 to 90%

			• Assumed market participant discount rate	• 3.2 to 9.2%

			• Periods in which milestones are expected to be achieved	• 2018 to 2040

			• Forecast quarterly royalties payable on net sales of relevant products	• $0.1 to $16.0 million

Contingent consideration payable represents future milestones and royalties the Company may be required to pay in conjunction with various business combinations and license agreements. The fair value of the Company’s contingent consideration payable could significantly increase or decrease due to changes in certain assumptions which underpin the fair value measurements. Each set of assumptions is specific to the individual contingent consideration payable.

Financial liabilities:

As of September 30, 2018	Fair value as of the measurement date
(In millions, except %)	Fair value	Valuation technique	Significant unobservable inputs	Range
Joint venture net written option	$48.0	Income approach (probability weighted discounted cash flow)	• Cash flow scenario probability weighting	• 100%

			• Assumed market participant discount rate	• 14%

Financial assets and liabilities that are disclosed at fair value

The carrying amounts and estimated fair values of the Company’s financial assets and liabilities that are not measured at fair value on a recurring basis are as follows:

	September 30, 2018		December 31, 2017
(In millions)	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities:
SAIIDAC notes	$12,058.9	$11,604.7	$12,050.2	$11,913.7
Baxalta notes	1,939.9	1,951.3	5,057.7	5,229.9
Capital lease obligation	366.8	366.8	349.2	349.2

The estimated fair values of long-term debt were based upon recent observable market prices and are considered Level 2 in the fair value hierarchy. The estimated fair value of capital lease obligations is based on Level 2 inputs.

The carrying amounts of other financial assets and liabilities approximate their estimated fair value due to their short-term nature, such as liquidity and maturity of these amounts, or because there have been no significant changes since the asset or liability was last re-measured to fair value on a non-recurring basis. For more details on the carrying amount and fair value of Baxalta notes, refer to Note 17, Borrowings and Capital Leases.

16.	Financial Instruments

Foreign Currency Contracts

Due to the global nature of its operations, portions of the Company’s revenues and operating expenses are recorded in currencies other than the U.S. dollar. The value of revenues and operating expenses measured in U.S. dollars is therefore subject to changes in foreign currency exchange rates. The main trading currencies of the Company are the U.S. dollar, Euro, British pound sterling, Swiss franc, Canadian dollar, and Japanese yen.

Transactional exposure arises where transactions occur in currencies different to the functional currency of the relevant subsidiary. It is the Company’s policy that these exposures are minimized to the extent practicable by denominating transactions in the subsidiary’s functional currency. Where significant exposures remain, the Company uses foreign exchange contracts (spot, forward, and swap contracts) to manage the exposure for balance sheet assets and liabilities that are denominated in currencies different to the functional currency of the relevant subsidiary.

The Company has master netting agreements with a number of counterparties to these foreign exchange contracts and on the occurrence of specified events, the Company has the ability to terminate contracts and settle them with a net payment by one party to the other. The Company has elected to present derivative assets and derivative liabilities on a gross basis in the Unaudited Consolidated Balance Sheets. The Company does not have credit risk related contingent features or collateral linked to the derivatives.

Undesignated Foreign Currency Derivatives

The Company uses forward and option contracts to mitigate the foreign currency risk related to certain balance sheet positions, including intercompany and third-party receivables and payables. The Company has not elected hedge accounting for these derivative instruments. The changes in fair value of these derivatives are reported in earnings.

The table below presents the notional amount, maximum duration, and fair value for the undesignated foreign currency derivatives:

(In millions, except duration)	September 30, 2018	December 31, 2017
Notional amount	$2,192.4	$1,672.3
Maximum duration	11 months	3 months
Fair value - net (liability)/asset	$(1.3)	$11.4

The Company considers the impact of its and its counterparties’ credit risk on the fair value of the contracts as well as the ability of each party to execute its contractual obligations. As of September 30, 2018, credit risk did not materially change the fair value of the Company’s foreign currency contracts.

Interest Rate - Contracts

The Company is exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in benchmark interest rates relating to its debt obligations on which interest is set at floating rates. The Company’s policy is to manage this risk to an acceptable level. The Company is principally exposed to interest rate risk on any borrowings under the Company’s various debt facilities. Interest on these facilities is set at floating rates, to the extent utilized. Shire’s exposure under these facilities is to changes in U.S. dollar interest rates. For further details related to interest rates on the Company’s various debt facilities, refer to Note 17, Borrowings and Capital Leases, to these Unaudited Consolidated Financial Statements.

Designated Interest Rate Derivatives

The Company has elected hedge accounting for interest rate swap contracts designated as fair value hedges. The effective portion of the changes in the fair value of interest rate swap contracts are recorded as a component of the underlying Baxalta Notes with the ineffective portion recorded in Interest expense. Any net interest payments made or received on the interest rate swap contracts are recognized as a component of Interest expense in the Unaudited Consolidated Statements of Operations.

The table below presents the notional amount, maturity, and fair value for the designated interest rate derivatives:

(In millions, except maturity)	September 30, 2018	December 31, 2017
Notional amount	$431.0	$1,000.0
Maturity	June 2020 and June 2025	June 2020 and June 2025
Fair value - net liability	$(15.6)	$(7.7)

In conjunction with the debt tender offer and extinguishment of debt as more fully described in Note 17, Shire terminated $569.0 million of its interest swaps for a loss of $9.3 million, which is reported in Other (expense)/income, net in the Unaudited Consolidated Statements of Operations.

Summary of Derivatives

The following tables summarize the effect of the derivative instruments in the Company’s Unaudited Consolidated Statements of Operations for the three and nine months ended September 30, 2018 and 2017.

Designated Foreign exchange contracts

	Loss recognized in OCI			Gain reclassified from AOCI into income
(In millions)	2018	2017	Location	2018	2017
Cash flow hedges
Three months ended September 30,
Foreign exchange contracts	$—	$(0.2)	Cost of sales	$—	$0.3
Nine months ended September 30,
Foreign exchange contracts	$—	$(0.9)	Cost of sales	$—	$8.6

Undesignated foreign exchange contracts

		Gain/(loss) recognized in income
(In millions)	Location	2018	2017
Three months ended September 30,
Foreign exchange contracts	Other (expense)/income, net	$4.7	$36.7
Nine months ended September 30,
Foreign exchange contracts	Other (expense)/income, net	$(28.6)	$57.4

Designated Interest Rate Derivatives

		Loss recognized in income
(In millions)	Location	2018	2017
Fair value hedges
Three months ended September 30,
Interest rate contracts, net	Interest expense	$(1.0)	$(1.1)
Nine months ended September 30,
Interest rate contracts, net	Interest expense	$(4.9)	$(2.5)

Summary of Derivatives

The following table presents the classification and estimated fair value of derivative instruments on the Company’s Unaudited Consolidated Balance Sheets:

	Asset position			Liability position
		Fair value			Fair value
(In millions)	Location	September 30, 2018	December 31, 2017	Location	September 30, 2018	December 31, 2017
Undesignated derivative instruments
Foreign exchange contracts	Other current assets	$13.9	$17.9	Other current liabilities	$15.2	$6.5

		$13.9	$17.9		$15.2	$6.5

Designated derivative Instruments
Interest rate contracts	Long term borrowings	$—	$—	Long term borrowings	$15.6	$7.7

		$—	$—		$15.6	$7.7

Total derivative fair value		$13.9	$17.9		$30.8	$14.2

Potential effect of rights to offset		(8.3)	(2.7)		(8.3)	(2.7)

Net derivative		$5.6	$15.2		$22.5	$11.5

17.	Borrowings and Capital Leases

(In millions)	September 30, 2018	December 31, 2017
Short term borrowings and capital leases:
SAIIDAC Notes	$3,295.3	$—
Baxalta Notes	—	748.8
Borrowings under the Revolving Credit Facilities Agreement	915.0	810.0
Borrowings under the November 2015 Facilities Agreement	—	1,196.3
Capital leases	9.5	7.5
Other borrowings	28.9	26.1

	$4,248.7	$2,788.7

Long term borrowings and capital leases:
SAIIDAC Notes	$8,763.6	$12,050.2
Baxalta Notes	1,939.9	4,308.9
Capital leases	357.3	341.7
Other borrowings	37.2	51.6

	$11,098.0	$16,752.4

Total borrowings and capital leases	$15,346.7	$19,541.1

For a more detailed description of the Company’s financing agreements, refer below and to Note 17, Borrowings and Capital Leases, of Shire’s Annual Report on Form 10-K for the year ended December 31, 2017.

Debt Tender Offer

On September 11, 2018, Shire purchased an aggregate of $2.3 billion in principal amount of Baxalta Notes from existing holders consisting of its 2.875% Notes due June 2020, 3.600% Notes due June 2022, 4.000% Notes due June 2025 and 5.250% Notes due June 2045 pursuant to a debt tender offer. Shire paid approximately $2.4 billion, including accrued and unpaid interest and tender premium, to purchase such notes. As a result of the debt tender offer, the Company recognized a loss on extinguishment of debt in the third quarter of 2018 of $40.6 million, which is included in Other (expense)/income, net within the Unaudited Consolidated Statements of Operations.

SAIIDAC Notes

On September 23, 2016, Shire Acquisitions Investments Ireland Designated Activity Company (SAIIDAC), a wholly owned subsidiary of Shire plc, issued unsecured senior notes with a total aggregate principal value of $12.1 billion (SAIIDAC Notes), guaranteed by Shire plc and, as of December 1, 2016, by Baxalta. Below is a summary of the SAIIDAC Notes as of September 30, 2018:

(In millions, except %)	Aggregate amount	Coupon rate	Carrying amount as of September 30, 2018
Fixed-rate notes due 2019	$3,300.0	1.900%	$3,295.3
Fixed-rate notes due 2021	3,300.0	2.400%	3,289.0
Fixed-rate notes due 2023	2,500.0	2.875%	2,490.8
Fixed-rate notes due 2026	3,000.0	3.200%	2,983.8

	$12,100.0		$12,058.9

As of September 30, 2018, there were $41.1 million of debt issuance costs and discounts recorded as a reduction of the carrying amount of debt. These costs will be amortized as additional interest expense using the effective interest rate method over the period from issuance through maturity.

Baxalta Notes

Shire plc guaranteed senior notes issued by Baxalta in connection with the acquisition of Baxalta (Baxalta Notes). Following repayment of the $375.0 million floating-rate notes and the $375.0 million fixed-rate notes due in June 2018 and the subsequent $2.3 billion bond tender offer on September 11, 2018, the remaining Baxalta Notes as of September 30, 2018 are shown below:

(In millions, except %)	Aggregate principal	Coupon rate	Carrying amount as of September 30, 2018
Fixed-rate notes due 2020	$404.5	2.875%	$403.0
Fixed-rate notes due 2022	219.4	3.600%	221.9
Fixed-rate notes due 2025	800.5	4.000%	799.7
Fixed-rate notes due 2045	500.4	5.250%	515.3

Total assumed Senior Notes	$1,924.8		$1,939.9

The book values above include any premiums, discounts, and adjustments related to hedging instruments. For further details related to the interest rate derivative contracts, please see Note 16, Financial Instruments, to these Unaudited Consolidated Financial Statements.

Revolving Credit Facilities Agreement

On December 12, 2014, Shire entered into a $2.1 billion revolving credit facilities agreement (RCF) with a number of financial institutions. As of September 30, 2018, the Company utilized $915.0 million of the RCF. The RCF, which terminates on December 12, 2021, may be used for financing the general corporate purposes of Shire. The RCF incorporates a $250.0 million U.S. dollar and Euro swingline facility operating as a sub-limit thereof.

Term Loan Facilities Agreements

November 2015 Facilities Agreement

On November 2, 2015, Shire entered into a $5.6 billion facilities agreement (November 2015 Facilities Agreement), which comprised of three amortizing credit facilities with ultimate maturity on November 2, 2018. As of September 30, 2018, there were no amounts outstanding under the November 2015 Facilities Agreement as it was fully repaid and canceled on September 28, 2018.

Short-term uncommitted lines of credit (Credit lines)

Shire has access to various Credit lines from a number of banks which are available to be utilized from time to time to provide short-term cash management flexibility. These Credit lines can be withdrawn by the banks at any time. The Credit lines are not relied upon for core liquidity. As of September 30, 2018, these lines of credit were not utilized.

Capital Lease Obligations

The capital leases are primarily related to office and manufacturing facilities. As of September 30, 2018, the total capital lease obligations, including current portions, were $366.8 million.

18.	Retirement and Other Benefit Programs

The Company sponsors various pension and other post-employment benefit (OPEB) plans in the U.S. and other countries. Net periodic benefit cost for the three and nine months ended September 30, 2018 and 2017 is as follows:

	Three months ended September 30,
	2018			2017
(In millions)	U.S. pensions	International pensions	OPEB (U.S.)	U.S. pensions	International pensions	OPEB (U.S.)
Net periodic benefit cost
Service cost	$—	$9.5	$—	$3.7	$9.4	$0.4
Interest cost	3.9	1.3	0.1	3.9	1.2	0.3
Expected return on plan assets	(4.3)	(2.0)	—	(4.0)	(1.8)	—
Amortization of net prior service cost	—	—	(0.2)	—	—	—
Amortization of actuarial (gain)/loss	—	(0.3)	—	—	0.4	—

Net periodic benefit cost	$(0.4)	$8.5	$(0.1)	$3.6	$9.2	$0.7

	Nine months ended September 30,
	2018			2017
(In millions)	U.S. pensions	International pensions	OPEB (U.S.)	U.S. pensions	International pensions	OPEB (U.S.)
Net periodic benefit cost
Service cost	$—	$28.5	$—	$11.1	$28.2	$1.2
Interest cost	11.7	3.9	0.3	11.7	3.6	0.9
Expected return on plan assets	(12.9)	(6.0)	—	(12.0)	(5.4)	—
Amortization of net prior service cost	—	—	(0.6)	—	—	—
Amortization of actuarial (gain)/loss	—	(0.9)	—	—	1.3	—

Net periodic benefit cost	$(1.2)	$25.5	$(0.3)	$10.8	$27.7	$2.1

The components of net periodic benefit cost other than the service cost component are included in the line item Other (expense)/income, net in these Unaudited Consolidated Statements of Operations.

19.	Accumulated Other Comprehensive Income/(Loss)

The changes in Accumulated other comprehensive income/(loss) (AOCI), net of their related tax effects, for the nine months ended September 30, 2018 and 2017 are as follows:

(In millions)	Foreign currency translation adjustment	Pension and other employee benefits	Unrealized holding gain/(loss) on available- for-sale debt securities	Accumulated other comprehensive income/(loss)
As of January 1, 2018	$1,279.6	$27.5	$67.9	$1,375.0
Current period change:
Other comprehensive loss before reclassifications	(679.2)	—	—	(679.2)
Amounts reclassified from AOCI	—	(1.5)	(67.9)	(69.4)

Net current period other comprehensive loss	(679.2)	(1.5)	(67.9)	(748.6)

As of September 30, 2018	$600.4	$26.0	$—	$626.4

On January 1, 2018, the Company adopted a new standard related to accounting for investments in equity securities. Upon adoption, the Company reclassified unrealized holding gain on available-for-sale equity securities totaling $67.9 million to Retained earnings. For further information, refer to Note 2, Summary of Significant Accounting Policies, to these Unaudited Consolidated Financial Statements.

(In millions)	Foreign currency translation adjustment	Pension and other employee benefits	Unrealized holding loss on available- for-sale securities	Hedging activities	Accumulated other comprehensive (loss)/income
As of January 1, 2017	$(1,505.4)	$(5.2)	$6.6	$6.4	$(1,497.6)
Current period change:
Other comprehensive income before reclassifications	2,441.1	9.7	24.7	0.5	2,476.0
Amounts reclassified from AOCI	—	1.3	(4.4)	(6.2)	(9.3)

Net current period other comprehensive income/(loss)	2,441.1	11.0	20.3	(5.7)	2,466.7

As of September 30, 2017	$935.7	$5.8	$26.9	$0.7	$969.1

Reclassifications from AOCI to net income during the three and nine months ended September 30, 2018 and 2017 were not material.

20.	Taxation

For the three and nine months ended September 30, 2018, the effective tax rate on income from continuing operations was 28% (2017: 2%) and 18% (2017:4%), respectively.

The effective tax rate for the three and nine months ended September 30, 2018 has been affected by certain provisions of the U.S. Tax Cuts and Jobs Act (Tax Act) passed in December, 2017, which reduces the U.S. federal corporate income tax rate from 35% to 21% along with anti-deferral provisions related to non-U.S. operations, new limitations on certain deductions required under the Tax Act, and reductions in the quantum of and tax benefit associated with U.S. integration costs over the prior year.

The Company continued to assess the financial statement impact of the applicable provisions of the Tax Act upon enactment during the three and nine months ended September 30, 2018 and based on these assessments, income tax expense increased by $60.0 million and $37.9 million during these periods, respectively. The increase in tax expense recorded during the three and nine months ended September 30, 2018 was due to i) an adjustment to the U.S. deferred tax balances recorded as of December 31, 2017 related to the corporate income tax rate reduction of a $15.0 million tax expense and $7.1 million tax benefit, respectively; and ii) an increase to income tax expense of $45.0 million related to the repatriation toll charge. The change in the toll charge was partially driven by an adjustment of $31.0 million related to the tax rates applied to certain drivers of the provisional repatriation toll charge in 2017, as well as the finalization of inputs to the calculation of the repatriation toll charge and the refinement of the Company’s computation for the various guidance and regulations issued during 2018. The changes to its original tax reform impacts increased the effective tax rate for the three and nine months ended September 30, 2018 by 8% and 2%, respectively.

It is expected that additional interpretive guidance will be issued during the measurement period that may change how the Company has computed the provisional amounts for the year ended December 31, 2017. The Company will continue to assess the impact of the Tax Act during the measurement period and will record any adjustments to its provisional estimates as needed during the remainder of the measurement period and continues to assert that all amounts recorded and disclosed to date remain provisional.

The effective tax rate for the three and nine months ended September 30, 2017 was affected by the combined impact of the relative quantum of the profit before tax for the period by jurisdiction as well as significant acquisition and integration costs. Additionally, certain discrete tax adjustments were recorded during the year, which contributed to the low effective rate, including a tax benefit associated with the filing of the US tax returns and reversal of prior period income tax reserves.

21.	Earnings Per Share

The following table reconciles net income and the weighted average ordinary shares outstanding for basic and diluted earnings per share (EPS) for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(In millions)	2018	2017	2018	2017
Income from continuing operations, net of taxes	$537.2	$551.2	$1,703.3	$1,147.5
(Loss)/Gain from discontinued operations, net of taxes	—	(0.4)	—	18.6

Numerator for basic and diluted earnings per share	$537.2	$550.8	$1,703.3	$1,166.1

Weighted average number of shares:
Basic	914.0	907.2	912.0	905.9
Effect of dilutive shares:
Share-based awards to employees	7.1	4.4	4.9	6.2

Diluted	921.1	911.6	916.9	912.1

Weighted average number of basic shares excludes shares purchased by the Employee Benefit Trust and those under the shares buy-back program, which are both presented by Shire as treasury stock. Share-based awards to employees are calculated using the treasury method.

The share equivalents not included in the calculation of the diluted weighted average number of shares are shown below:

	Three months ended September 30,		Nine months ended September 30,
(Number of shares in millions)	2018	2017	2018	2017
Share-based awards to employees	10.0	16.2	13.4	14.8

Certain stock options have been excluded from the calculation of diluted EPS for three and nine months ended September 30, 2018 and 2017 because either their exercise prices exceeded Shire’s average share price during the calculation period, the required performance conditions were not satisfied as of the balance sheet date or their inclusion would have been antidilutive.

22.	Share-based Compensation Plans

Total share-based compensation recorded by the Company during the three and nine months ended September 30, 2018 and 2017 by line item is as follows:

	Three months ended September 30,		Nine months ended September 30,
(In millions)	2018	2017	2018	2017
Cost of sales	$6.3	$17.4	$21.2	$30.1
Research and development	10.0	3.2	35.5	22.9
Selling, general and administrative	29.5	30.9	75.2	94.1
Integration and acquisition costs	3.0	1.8	3.8	12.6

Total	48.8	53.3	135.7	159.7
Less tax	(7.8)	(13.3)	(22.2)	(42.9)

	$41.0	$40.0	$113.5	$116.8

For further details on existing share-based compensation plans, refer to Note 23, Share-based Compensation Plans, of Shire’s Annual Report on Form 10-K for the year ended December 31, 2017.

The Company amended the mix of performance share units to include market condition, based on relative total shareholder return, commencing with the 2018 annual grant.

During the nine months ended September 30, 2018, the Company made equity compensation grants to employees consisting of 10.8 million stock-settled share appreciation rights (SARs), 3.0 million restricted stock units (RSUs), and 0.9 million performance share units (PSUs) equivalent in ordinary shares.

23.	Commitments and Contingencies

Leases

The Company leases land, facilities, motor vehicles, and certain equipment under operating leases expiring through 2045. For the three and nine months ended September 30, 2018 lease and rental expense amounted to $49.4 million and $136.9 million (2017: $41.7 million and $126.7 million, respectively), which is predominately included within Cost of sales and SG&A expenses in these Unaudited Consolidated Statement of Operations.

Letters of credit and guarantees

As of September 30, 2018 and December 31, 2017, the Company had irrevocable standby letters of credit and guarantees with various banks and insurance companies totaling $249.5 million and $224.8 million (being the contractual amounts), respectively, providing security for the Company’s performance of various obligations. These obligations are primarily in respect of the recoverability of insurance claims, lease obligations, and supply commitments.

Commitments

Clinical testing

As of September 30, 2018, the Company had committed to pay approximately $1,451.3 million (December 31, 2017: $1,409.9 million) to contract vendors for administering and executing clinical trials. The timing of these payments is dependent upon actual services performed by the organizations as determined by patient enrollment levels and related activities.

Contract manufacturing

As of September 30, 2018, the Company had committed to pay approximately $910.8 million (December 31, 2017: $467.2 million) in respect of contract manufacturing. The Company expects to pay $169.5 million of these commitments in 2018.

Other purchasing commitments

As of September 30, 2018, the Company had committed to pay approximately $1,363.0 million (December 31, 2017: $1,692.5 million) for future purchases of goods and services, predominantly relating to active pharmaceutical ingredients sourcing. The Company expects to pay $839.4 million of these commitments in 2018.

Investment commitments

As of September 30, 2018, the Company had outstanding commitments to purchase common stock and interests in companies and partnerships, respectively, for amounts totaling $48.0 million (December 31, 2017:

$48.9 million), which may all be payable during 2018, depending on the timing of capital calls. The investment commitments include additional funding to certain variable interest entities (VIEs) for which Shire is not the primary beneficiary.

Capital commitments

As of September 30, 2018, the Company had committed to spend $348.8 million (December 31, 2017: $328.2 million) on capital projects.

Baxter related tax indemnification

Baxter International Inc. (Baxter) and Baxalta entered into a tax matters agreement, effective on the date of Baxalta’s separation from Baxter, which employs a direct tracing approach, or where direct tracing approach is not feasible, an allocation methodology, to determine which company is liable for pre-separation income tax items for U.S. federal, state, and foreign jurisdictions. With respect to tax liabilities that are directly traceable or allocated to Baxalta but for which Baxalta was not the primary obligor, Baxalta recorded a tax indemnification amount that would be due to Baxter upon Baxter discharging the associated tax liability to the taxing authority.

24.	Legal and Other Proceedings

The Company expenses legal costs when incurred.

The Company recognizes loss contingency provisions for probable losses when management is able to reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded. Estimates of losses may be developed before the ultimate loss is known, and are therefore refined each accounting period as additional information becomes known. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period. As of September 30, 2018, provision for litigation losses, insurance claims, and other disputes totaled $82.0 million (December 31, 2017: $76.2 million).

The Company’s principal pending legal and other proceedings are disclosed below. The outcomes of these proceedings are not always predictable and can be affected by various factors. For those legal and other proceedings for which it is considered at least reasonably possible that a loss has been incurred, the Company discloses the possible loss or range of possible loss in excess of the recorded loss contingency provision, if any, where such excess is both material and estimable.

MYDAYIS

On October 12, 2017, Shire was notified that Teva Pharmaceuticals USA, Inc. had submitted an abbreviated new drug application (ANDA) to the FDA seeking permission to market a generic version of MYDAYIS. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Delaware against Teva Pharmaceuticals USA, Inc., Actavis Laboratories, Inc. and Teva Pharmaceutical Industries Limited (collectively the “Teva entities”). A Markman hearing is scheduled to take place on January 23, 2019. A trial is scheduled to take place beginning on December 9, 2019.

On March 8, 2018, Shire was notified that Impax Laboratories, Inc. (Impax) had submitted an ANDA to the FDA seeking permission to market a generic version of MYDAYIS. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Delaware against Impax. A Markman hearing is scheduled to take place on January 23, 2019. A trial is scheduled to take place beginning on December 9, 2019.

On April 19, 2018, Shire was notified that SpecGX LLC (SpecGX) had submitted an ANDA to the FDA seeking permission to market a generic version of MYDAYIS. Within the requisite 45-day period, Shire filed a lawsuit in the U.S. District Court for the District of Delaware against SpecGx. No dates for a Markman hearing or trial have been set.

Petitions to institute inter partes reviews (IPRs) against U.S. Patent numbers 8,846,100 and 9,173,857 were filed by KVK Tech in January 2018 and the petitions were granted in July 2018. Both of these patents are listed in the Orange Book as covering MYDAYIS and are among the patents-in-suit in the infringement action brought against the Teva entities and Impax as noted above. A decision on the merits is expected on or before July 10, 2019.

VANCOCIN

On April 6, 2012, ViroPharma Incorporated (ViroPharma) received a notification that the United States Federal Trade Commission (FTC) was conducting an investigation into whether ViroPharma had engaged in unfair methods of competition with respect to VANCOCIN, which Shire acquired in January 2014. Following the divestiture of VANCOCIN in August 2014, Shire retained certain liabilities including any potential liabilities related to the VANCOCIN citizen petition.

On August 3, 2012, and September 8, 2014, ViroPharma and Shire respectively received Civil Investigative Demands from the FTC requesting additional information related to this matter. Shire has fully cooperated with the FTC’s investigation.

On February 7, 2017, the FTC filed a Complaint against Shire alleging that ViroPharma engaged in conduct in violation of U.S. antitrust laws arising from a citizen petition ViroPharma filed in 2006 related to Food & Drug Administration’s policy for evaluating bioequivalence for generic versions of VANCOCIN. The complaint seeks equitable relief, including an injunction and disgorgement. The Company filed a motion to dismiss on April 10, 2017. On March 20, 2018, the court granted the Company’s motion. On April 11, 2018, the FTC filed a Notice of Appeal. The FTC’s appeal is still pending.

At this time, Shire is unable to predict the outcome or duration of this case.

ELAPRASE

In 2014, Shire’s Brazilian affiliate, Shire Farmaceutica Brasil Ltda, was served with a lawsuit brought by the State of Sao Paulo and in which the Brazilian Public Attorney’s office has intervened alleging that Shire is obligated to provide certain medical care including ELAPRASE for an indefinite period at no cost to patients who participated in ELAPRASE clinical trials in Brazil, and seeking recoupment to the Brazilian government for amounts paid on behalf of these patients to date, and moral damages associated with these claims.

On May 6, 2016, the trial court judge ruled on the case and dismissed all the claims under the class action, which was appealed. On February 20, 2017, the Court of Appeals in Sao Paulo issued the final decision on merit in favor of Shire and dismissed all the claims under the class action. On July 12, 2017, the Public Prosecutor filed an appeal addressed to the Supreme Court. During the last quarter of 2017, the State of Sao Paulo filed appeals addressed to the Superior Court of Justice and to the Supreme Court.

25.	Segment Reporting

In the first quarter of 2018, the Company announced a change to its internal structure to create two distinct business segments within Shire: a Rare Disease division and a Neuroscience division. The change was based on the Board’s conclusion that the Neuroscience business warranted additional focus and investment and that there was a strong business rationale for creating the two divisions.

In the second quarter of 2018, the Company returned to a single segment approach to managing its business. This decision was precipitated by the Shire Board’s acceptance of Takeda’s offer to acquire the Company and reflects the Company’s focus on the performance of the entire business as it operates in this current environment. This step was taken to more closely align with how the financial information is viewed by the Executive Committee (Shire’s chief operating decision maker) for the purposes of making resource allocation decisions and assessing the performance of the business. Additionally, in the second quarter of 2018, the Company introduced a new product franchise called Established Brands to capture revenue for its non-promoted products that are facing or could face generic competition, such as LIALDA and PENTASA. Comparative financial information for 2017 was retrospectively restated herein.

In the periods set out below, U.S. and International Product sales by franchise were as follows:

	Three months ended
	September 30, 2018			September 30, 2017
(In millions)	U.S. Sales	International Sales	Total Sales	U.S. Sales	International Sales	Total Sales
Product sales by franchise
IMMUNOGLOBULIN THERAPIES	$530.7	$125.2	$655.9	$486.6	$118.5	$605.1
HEREDITARY ANGIOEDEMA	291.3	37.7	329.0	235.8	32.6	268.4
BIO THERAPEUTICS	91.9	120.4	212.3	86.3	110.3	196.6

Immunology	913.9	283.3	1,197.2	808.7	261.4	1,070.1

HEMOPHILIA	386.6	349.3	735.9	357.5	367.8	725.3
INHIBITOR THERAPIES	44.7	124.4	169.1	70.6	120.1	190.7

Hematology	431.3	473.7	905.0	428.1	487.9	916.0

VYVANSE	528.5	66.5	595.0	476.8	61.6	538.4
ADDERALL XR	71.5	4.8	76.3	99.4	6.6	106.0
MYDAYIS	19.3	—	19.3	10.2	—	10.2
Other Neuroscience(1)	0.9	40.2	41.1	6.7	29.8	36.5

Neuroscience	620.2	111.5	731.7	593.1	98.0	691.1

ELAPRASE	41.7	128.9	170.6	41.4	111.5	152.9
REPLAGAL	—	123.0	123.0	—	117.2	117.2
VPRIV	39.0	48.8	87.8	37.5	52.1	89.6

Genetic Diseases	80.7	300.7	381.4	78.9	280.8	359.7

LIALDA/MEZAVANT	88.9	30.2	119.1	61.4	25.3	86.7
PENTASA	65.7	—	65.7	72.1	—	72.1
Other Established Brands(2)	10.7	21.0	31.7	11.4	20.3	31.7

Established Brands	165.3	51.2	216.5	144.9	45.6	190.5

GATTEX/REVESTIVE	82.2	14.9	97.1	72.6	12.3	84.9
NATPARA/NATPAR	47.8	3.2	51.0	39.1	—	39.1
Other Internal Medicine(3)	0.1	28.9	29.0	0.6	35.9	36.5

Internal Medicine	130.1	47.0	177.1	112.3	48.2	160.5

Ophthalmics	92.1	1.3	93.4	77.4	—	77.4

Oncology(4)	33.4	17.1	50.5	47.2	21.3	68.5

Total product sales	$2,467.0	$1,285.8	$3,752.8	$2,290.6	$1,243.2	$3,533.8

(1)	Other Neuroscience includes INTUNIV, EQUASYM, and BUCCOLAM.
(2)	Other Established Brands includes FOSRENOL and CARBATROL.
(3)	Other Internal Medicine includes AGRYLIN, PLENADREN, and RESOLOR.
(4)	Results include the Oncology franchise until the date of its sale on August 31, 2018.

In the periods set out below, Royalties and other revenues were as follows:

	Three months ended
(In millions)	September 30, 2018	September 30, 2017
Royalties	$45.1	$111.4
Other revenues	73.8	52.4

Royalties and other revenues	$118.9	$163.8

	Nine months ended
	September 30, 2018			September 30, 2017
(In millions)	U.S. Sales	International Sales	Total Sales	U.S. Sales	International Sales	Total Sales
Product sales by franchise
IMMUNOGLOBULIN THERAPIES	$1,409.6	$416.3	$1,825.9	$1,299.9	$314.0	$1,613.9
HEREDITARY ANGIOEDEMA	949.9	113.1	1,063.0	878.9	89.5	968.4
BIO THERAPEUTICS	254.8	328.9	583.7	231.9	314.8	546.7

Immunology	2,614.3	858.3	3,472.6	2,410.7	718.3	3,129.0

HEMOPHILIA	1,152.6	1,072.8	2,225.4	1,082.1	1,037.5	2,119.6
INHIBITOR THERAPIES	160.5	422.7	583.2	217.4	414.5	631.9

Hematology	1,313.1	1,495.5	2,808.6	1,299.5	1,452.0	2,751.5

VYVANSE	1,572.3	207.5	1,779.8	1,445.4	174.9	1,620.3
ADDERALL XR	219.4	12.7	232.1	225.9	16.4	242.3
MYDAYIS	40.4	—	40.4	25.9	—	25.9
Other Neuroscience(1)	6.0	111.8	117.8	13.5	77.8	91.3

Neuroscience	1,838.1	332.0	2,170.1	1,710.7	269.1	1,979.8

ELAPRASE	126.6	338.9	465.5	119.4	335.1	454.5
REPLAGAL	—	372.8	372.8	—	349.0	349.0
VPRIV	113.9	153.4	267.3	110.3	147.0	257.3

Genetic Diseases	240.5	865.1	1,105.6	229.7	831.1	1,060.8

LIALDA/MEZAVANT	194.8	92.2	287.0	402.0	67.6	469.6
PENTASA	215.6	—	215.6	224.5	—	224.5
Other Established Brands(2)	43.8	62.1	105.9	67.0	55.3	122.3

Established Brands	454.2	154.3	608.5	693.5	122.9	816.4

GATTEX/REVESTIVE	280.2	46.6	326.8	193.3	35.9	229.2
NATPARA/NATPAR	153.5	7.3	160.8	103.2	0.1	103.3
Other Internal Medicine(3)	0.8	100.5	101.3	1.3	103.9	105.2

Internal Medicine	434.5	154.4	588.9	297.8	139.9	437.7

Ophthalmics	252.9	2.9	255.8	173.4	—	173.4

Oncology(4)	124.8	63.6	188.4	135.3	54.0	189.3

Total product sales	$7,272.4	$3,926.1	$11,198.5	$6,950.6	$3,587.3	$10,537.9

(1)	Other Neuroscience includes INTUNIV, EQUASYM, and BUCCOLAM.
(2)	Other Established Brands includes FOSRENOL and CARBATROL.
(3)	Other Internal Medicine includes AGRYLIN, PLENADREN, and RESOLOR.
(4)	Results include the Oncology franchise until the date of its sale on August 31, 2018.

In the periods set out below, Royalties and other revenues were as follows:

	Nine months ended
(In millions)	September 30, 2018	September 30, 2017
Royalties	$175.4	$329.7
Other revenues	183.0	148.1

Royalties and other revenues	$358.4	$477.8

26.	Agreements and Transactions with Baxter

In connection with Baxalta’s separation from Baxter on July 1, 2015, Baxalta and Baxter entered into several separation-related agreements that provided a framework for Baxalta’s relationship with Baxter after the separation. These agreements, among others, included a manufacturing and supply agreement, a transition services agreement and a tax matters agreement. For further details on existing agreements with Baxter, refer to Note 28, Agreements and Transactions with Baxter, of Shire’s Annual Report on Form 10-K for the year ended December 31, 2017.

During the three and nine months ended September 30, 2018, the Company reported revenues associated with the manufacturing and supply agreement with Baxter of approximately $57.6 million and $142.6 million, respectively (2017: $35.8 million and $106.5 million, respectively) and Selling, general and administrative expense associated with the transition services agreement with Baxter of approximately $0.3 million and $10.2 million, respectively and (2017: $9.8 million and $43.5 million, respectively). Net tax-related indemnification liabilities as of September 30, 2018, associated with the tax matters agreement with Baxter are discussed in Note 23, Commitments and Contingencies, of these Unaudited Consolidated Financial Statements.

27.	Guarantor Financial Information

On June 3, 2016, Shire plc provided full and unconditional, joint and several guarantees of the floating rate senior notes due 2018, 2.000% senior notes due 2018 (repaid upon maturity in June 2018), 2.875% senior notes due 2020, 3.600% senior notes due 2022, 4.000% senior notes due 2025, and 5.250% senior notes due 2045 (collectively, “Baxalta Notes”), of Baxalta Inc., a 100% owned subsidiary of the Company. Amounts related to Baxalta Inc. and its subsidiaries are included in the condensed consolidating financial information for periods subsequent to June 3, 2016, the date of Baxalta Inc.’s acquisition.

On September 23, 2016, Shire plc provided full and unconditional, joint and several guarantees of the 1.900% senior notes due 2019, 2.400% senior notes due 2021, 2.875% senior notes due 2023, and 3.200% senior notes due 2026, of SAIIDAC (collectively, “SAIIDAC Notes”), a 100% owned subsidiary of the Company.

On December 1, 2016, Baxalta Inc. became a guarantor to the SAIIDAC Notes. Accordingly, both Baxalta Inc. and Shire plc are now co-guarantors of the SAIIDAC Notes.

On September 11, 2018, Shire purchased an aggregate of $2.3 billion in principal amount of Baxalta Notes. For further information, refer to Note 17, Borrowings and Capital Leases, to these unaudited Consolidated Financial Statements.

In accordance with the requirements of SEC Regulation S-X Rule 3-10 “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered”, the following tables present Unaudited Condensed Consolidating Financial Statements of the two separate guarantee structures of the Baxalta Notes and SAIIDAC Notes, for:

•	Shire plc - Parent Guarantor;

•	SAIIDAC Subsidiary Issuer - issuer subsidiary of the SAIIDAC Notes; (a)

•	Baxalta Inc. - issuer subsidiary of the Baxalta Notes and guarantor subsidiary of the SAIIDAC Notes; (b)

•	Non-Guarantor Non-Issuer Subsidiaries - presents all other subsidiaries of the Parent Guarantor on a combined basis, none of which guarantee the Baxalta Notes or SAIIDAC Notes; (c)

•

Non-Guarantor Subsidiaries of Baxalta Notes - presents combined Non-Guarantor Non-Issuer Subsidiaries, including SAIIDAC, under the guarantee structure where Baxalta Inc. is the subsidiary issuer (a+c); and

•	Eliminations - primarily relate to eliminations of investments in subsidiaries and intercompany balances and transactions.

The Unaudited Condensed Consolidating Financial Statements present investments in subsidiaries using the equity method of accounting.

Condensed Consolidating Balance Sheets

(Unaudited, In millions)

As of September 30, 2018	Shire plc (Parent Guarantor)	SAIIDAC (SAIIDAC Notes Subsidiary Issuer)	Baxalta Inc. (Baxalta Notes Subsidiary Issuer and SAIIDAC Notes Subsidiary Guarantor)	Non-Guarantor Non-Issuer Subsidiaries	Non-Guarantor Subsidiaries of Baxalta Notes	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$—	$193.2	$193.2	$—	$193.2
Restricted cash	—	—	—	39.9	39.9	—	39.9
Accounts receivable, net	—	—	—	3,207.4	3,207.4	—	3,207.4
Inventories	—	—	—	3,458.7	3,458.7	—	3,458.7
Other current assets	—	1.5	81.2	817.4	818.9	—	900.1
Intercompany receivables	—	41.0	—	7,811.8	7,852.8	(7,852.8)	—
Short term intercompany loan receivable	—	4,210.3	—	—	4,210.3	(4,210.3)	—

Total current assets	—	4,252.8	81.2	15,528.4	19,781.2	(12,063.1)	7,799.3
Non-current assets:
Investments	44,695.6	—	38,547.8	13,312.3	13,312.3	(96,085.0)	470.7
Property, plant and equipment (PP&E), net	—	—	4.6	6,448.4	6,448.4	—	6,453.0
Goodwill	—	—	—	19,095.0	19,095.0	—	19,095.0
Intangible assets, net	—	—	—	29,625.4	29,625.4	—	29,625.4
Deferred tax asset	—	—	304.1	151.2	151.2	(304.1)	151.2
Long term intercompany loan receivable	—	8,763.6	3,507.0	—	8,763.6	(12,270.6)	—
Other non-current assets	—	1.9	—	169.4	171.3	—	171.3

Total assets	$44,695.6	$13,018.3	$42,444.7	$84,330.1	$97,348.4	$(120,722.8)	$63,765.9

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$6.4	$8.0	$33.6	$3,977.1	$3,985.1	$—	$4,025.1
Short term borrowings and capital leases	—	4,210.3	—	38.4	4,248.7	—	4,248.7
Intercompany payables	3,612.5	—	4,240.3	—	—	(7,852.8)	—
Short term intercompany loan payable	—	—	—	4,210.3	4,210.3	(4,210.3)	—
Other current liabilities	—	—	3.8	234.0	234.0	—	237.8

Total current liabilities	3,618.9	4,218.3	4,277.7	8,459.8	12,678.1	(12,063.1)	8,511.6
Long term borrowings and capital leases	—	8,763.6	1,939.9	394.5	9,158.1	—	11,098.0
Deferred tax liability	—	—	—	4,875.3	4,875.3	(304.1)	4,571.2
Long term intercompany loan payable	3,786.5	—	—	8,484.1	8,484.1	(12,270.6)	—
Other non-current liabilities	—	—	60.3	2,234.6	2,234.6	—	2,294.9

Total liabilities	7,405.4	12,981.9	6,277.9	24,448.3	37,430.2	(24,637.8)	26,475.7

Total equity	37,290.2	36.4	36,166.8	59,881.8	59,918.2	(96,085.0)	37,290.2

Total liabilities and equity	$44,695.6	$13,018.3	$42,444.7	$84,330.1	$97,348.4	$(120,722.8)	$63,765.9

Condensed Consolidating Balance Sheets

(Unaudited, In millions)

As of December 31, 2017	Shire plc (Parent Guarantor)	SAIIDAC (SAIIDAC Notes Subsidiary Issuer)	Baxalta Inc. (Baxalta Notes Subsidiary Issuer and SAIIDAC Notes Subsidiary Guarantor)	Non-Guarantor Non-Issuer Subsidiaries	Non-Guarantor Subsidiaries of Baxalta Notes	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$0.5	$471.9	$471.9	$—	$472.4
Restricted cash	—	—	—	39.4	39.4	—	39.4
Accounts receivable, net	—	—	—	3,009.8	3,009.8	—	3,009.8
Inventories	—	—	—	3,291.5	3,291.5	—	3,291.5
Other current assets	—	1.6	95.2	698.5	700.1	—	795.3
Intercompany receivables	—	120.2	—	4,682.3	4,802.5	(4,802.5)	—
Short term intercompany loan receivable	—	2,006.3	—	—	2,006.3	(2,006.3)	—

Total current assets	—	2,128.1	95.7	12,193.4	14,321.5	(6,808.8)	7,608.4
Non-current assets:
Investments	43,204.3	—	38,924.6	13,059.4	13,059.4	(94,947.2)	241.1
Property, plant and equipment (PP&E), net	—	—	7.6	6,627.8	6,627.8	—	6,635.4
Goodwill	—	—	—	19,831.7	19,831.7	—	19,831.7
Intangible assets, net	—	—	—	33,046.1	33,046.1	—	33,046.1
Deferred tax asset	—	—	304.1	188.8	188.8	(304.1)	188.8
Long term intercompany loan receivable	—	12,050.2	1,609.3	—	12,050.2	(13,659.5)	—
Other non-current assets	—	2.8	—	202.6	205.4	—	205.4

Total assets	$43,204.3	$14,181.1	$40,941.3	$85,149.8	$99,330.9	$(115,719.6)	$67,756.9

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$0.2	$85.9	$18.1	$4,080.3	$4,166.2	$—	$4,184.5
Short term borrowings and capital leases	—	2,006.3	748.8	33.6	2,039.9	—	2,788.7
Intercompany payables	3,585.3	—	1,217.2	—	—	(4,802.5)	—
Short term intercompany loan payable	—	—	—	2,006.3	2,006.3	(2,006.3)	—
Other current liabilities	573.5	—	10.7	324.6	324.6	—	908.8

Total current liabilities	4,159.0	2,092.2	1,994.8	6,444.8	8,537.0	(6,808.8)	7,882.0
Long term borrowings and capital leases	—	12,050.2	4,308.9	393.3	12,443.5	—	16,752.4
Deferred tax liability	—	—	—	5,052.3	5,052.3	(304.1)	4,748.2
Long term intercompany loan payable	2,868.9	—	—	10,790.6	10,790.6	(13,659.5)	—
Other non-current liabilities	—	—	70.0	2,127.9	2,127.9	—	2,197.9

Total liabilities	7,027.9	14,142.4	6,373.7	24,808.9	38,951.3	(20,772.4)	31,580.5

Total equity	36,176.4	38.7	34,567.6	60,340.9	60,379.6	(94,947.2)	36,176.4

Total liabilities and equity	$43,204.3	$14,181.1	$40,941.3	$85,149.8	$99,330.9	$(115,719.6)	$67,756.9

Condensed Consolidating Statements of Operations

(Unaudited, In millions)

Three months ended September 30, 2018	Shire plc (Parent Guarantor)	SAIIDAC (SAIIDAC Notes Subsidiary Issuer)	Baxalta Inc. (Baxalta Notes Subsidiary Issuer and SAIIDAC Notes Subsidiary Guarantor)	Non-Guarantor Non-Issuer Subsidiaries	Non-Guarantor Subsidiaries of Baxalta Notes	Eliminations	Consolidated
Revenues:
Product sales	$—	$—	$—	$3,752.8	$3,752.8	$—	$3,752.8
Royalties and other revenues	—	—	—	118.9	118.9	—	118.9

Total revenues	—	—	—	3,871.7	3,871.7	—	3,871.7

Costs and expenses:
Cost of sales	—	—	—	1,157.6	1,157.6	—	1,157.6
Research and development	—	—	—	407.2	407.2	—	407.2
Selling, general and administrative	(14.5)	—	—	851.3	851.3	—	836.8
Amortization of acquired intangible assets	—	—	—	433.7	433.7	—	433.7
Integration and acquisition costs	45.0	—	5.3	42.7	42.7	—	93.0
Reorganization costs	—	—	—	254.8	254.8	—	254.8
Gain on sale of Oncology franchise and product rights	—	—	—	(267.2)	(267.2)	—	(267.2)

Total operating expenses	30.5	—	5.3	2,880.1	2,880.1	—	2,915.9

Operating income/(loss) from continuing operations	(30.5)	—	(5.3)	991.6	991.6	—	955.8
Interest income/(expense), net	(43.7)	5.6	(37.1)	(48.7)	(43.1)	—	(123.9)
Other income/(expense), net	0.2	—	(24.8)	(71.5)	(71.5)	—	(96.1)

Total other income/(expense), net	(43.5)	5.6	(61.9)	(120.2)	(114.6)	—	(220.0)

Income/(loss) from continuing operations before income taxes and equity in earnings/(losses) of equity method investees	(74.0)	5.6	(67.2)	871.4	877.0	—	735.8
Income taxes	0.2	(2.4)	15.2	(216.3)	(218.7)	—	(203.3)
Equity in earnings/(losses) of equity method investees, net of taxes	611.0	—	(74.2)	4.7	4.7	(536.8)	4.7

Income/(loss) from continuing operations, net of taxes	537.2	3.2	(126.2)	659.8	663.0	(536.8)	537.2

Net income/(loss)	537.2	3.2	(126.2)	659.8	663.0	(536.8)	537.2

Comprehensive income/(loss)	$436.0	$3.2	$(220.3)	$558.6	$561.8	$(341.5)	$436.0

Condensed Consolidating Statements of Operations

(Unaudited, In millions)

Nine months ended September 30, 2018	Shire plc (Parent Guarantor)	SAIIDAC (SAIIDAC Notes Subsidiary Issuer)	Baxalta Inc. (Baxalta Notes Subsidiary Issuer and SAIIDAC Notes Subsidiary Guarantor)	Non-Guarantor Non-Issuer Subsidiaries	Non-Guarantor Subsidiaries of Baxalta Notes	Eliminations	Consolidated
Revenues:
Product sales	$—	$—	$—	$11,198.5	$11,198.5	$—	$11,198.5
Royalties and other revenues	—	—	—	358.4	358.4	—	358.4

Total revenues	—	—	—	11,556.9	11,556.9	—	11,556.9

Costs and expenses:
Cost of sales	—	—	—	3,398.3	3,398.3	—	3,398.3
Research and development	—	—	—	1,240.0	1,240.0	—	1,240.0
Selling, general and administrative	76.4	—	7.2	2,465.7	2,465.7	—	2,549.3
Amortization of acquired intangible assets	—	—	—	1,375.3	1,375.3	—	1,375.3
Integration and acquisition costs	142.7	—	7.4	361.9	361.9	—	512.0
Reorganization costs	—	—	—	268.9	268.9	—	268.9
Gain on sale of Oncology franchise and product rights	—	—	—	(267.2)	(267.2)	—	(267.2)

Total operating expenses	219.1	—	14.6	8,842.9	8,842.9	—	9,076.6

Operating income/(loss) from continuing operations	(219.1)	—	(14.6)	2,714.0	2,714.0	—	2,480.3
Interest income/(expense), net	(110.4)	(2.2)	(91.6)	(169.1)	(171.3)	—	(373.3)
Other income/(expense), net	—	—	(23.9)	(20.0)	(20.0)	—	(43.9)

Total other income/(expense), net	(110.4)	(2.2)	(115.5)	(189.1)	(191.3)	—	(417.2)

Income/(loss) from continuing operations before income taxes and equity in earnings/(losses) of equity method investees	(329.5)	(2.2)	(130.1)	2,524.9	2,522.7	—	2,063.1
Income taxes	17.4	0.6	28.4	(417.4)	(416.8)	—	(371.0)
Equity in earnings/(losses) of equity method investees, net of taxes	2,015.4	—	243.2	11.2	11.2	(2,258.6)	11.2

Income/(loss) from continuing operations, net of taxes	1,703.3	(1.6)	141.5	2,118.7	2,117.1	(2,258.6)	1,703.3

Net income/(loss)	1,703.3	(1.6)	141.5	2,118.7	2,117.1	(2,258.6)	1,703.3

Comprehensive income/(loss)	$954.7	$(1.6)	$(538.7)	$1,370.1	$1,368.5	$(829.8)	$954.7

Condensed Consolidating Statements of Operations

(Unaudited, In millions)

Three months ended September 30, 2017	Shire plc (Parent Guarantor)	SAIIDAC (SAIIDAC Notes Subsidiary Issuer)	Baxalta Inc. (Baxalta Notes Subsidiary Issuer and SAIIDAC Notes Subsidiary Guarantor)	Non-Guarantor Non-Issuer Subsidiaries	Non-Guarantor Subsidiaries of Baxalta Notes	Eliminations	Consolidated
Revenues:
Product sales	$—	$—	$—	$3,533.8	$3,533.8	$—	$3,533.8
Royalties and other revenues	—	—	—	163.8	163.8	—	163.8

Total revenues	—	—	—	3,697.6	3,697.6	—	3,697.6

Costs and expenses:
Cost of sales	—	—	—	1,001.4	1,001.4	—	1,001.4
Research and development	—	—	—	402.8	402.8	—	402.8
Selling, general and administrative	6.1	—	4.0	849.6	849.6	—	859.7
Amortization of acquired intangible assets	—	—	—	482.4	482.4	—	482.4
Integration and acquisition costs	—	—	9.2	227.8	227.8	—	237.0
Reorganization costs	—	—	—	5.4	5.4	—	5.4
Loss on sale of product rights	—	—	—	0.3	0.3	—	0.3

Total operating expenses	6.1	—	13.2	2,969.7	2,969.7	—	2,989.0

Operating income/(loss) from continuing operations	(6.1)	—	(13.2)	727.9	727.9	—	708.6
Interest income/(expense), net	(48.0)	3.0	(23.6)	(71.7)	(68.7)	—	(140.3)
Other income/(expense), net	—	—	4.4	(4.6)	(4.6)	—	(0.2)

Total other income/(expense), net	(48.0)	3.0	(19.2)	(76.3)	(73.3)	—	(140.5)

Income/(loss) from continuing operations before income taxes and equity in earnings/(losses) of equity method investees	(54.1)	3.0	(32.4)	651.6	654.6	—	568.1
Income taxes	0.9	0.6	(8.9)	(6.1)	(5.5)	—	(13.5)
Equity in earnings/(losses) of equity method investees, net of taxes	604.0	—	(79.8)	(3.3)	(3.3)	(524.3)	(3.4)

Income/(loss) from continuing operations, net of taxes	550.8	3.6	(121.1)	642.2	645.8	(524.3)	551.2

Loss from discontinued operations, net of taxes	—	—	—	(0.4)	(0.4)	—	(0.4)

Net income/(loss)	550.8	3.6	(121.1)	641.8	645.4	(524.3)	550.8

Comprehensive income/(loss)	$1,319.8	$3.6	$581.0	$1,411.2	$1,414.8	$(1,995.8)	$1,319.8

Condensed Consolidating Statements of Operations

(Unaudited, In millions)

Nine months ended September 30, 2017	Shire plc (Parent Guarantor)	SAIIDAC (SAIIDAC Notes Subsidiary Issuer)	Baxalta Inc. (Baxalta Notes Subsidiary Issuer and SAIIDAC Notes Subsidiary Guarantor)	Non-Guarantor Non-Issuer Subsidiaries	Non-Guarantor Subsidiaries of Baxalta Notes	Eliminations	Consolidated
Revenues:
Product sales	$—	$—	$—	$10,537.9	$10,537.9	$—	$10,537.9
Royalties and other revenues	—	—	—	477.8	477.8	—	477.8

Total revenues	—	—	—	11,015.7	11,015.7	—	11,015.7

Costs and expenses:
Cost of sales	—	—	—	3,437.3	3,437.3	—	3,437.3
Research and development	—	—	—	1,324.5	1,324.5	—	1,324.5
Selling, general and administrative	24.2	—	15.3	2,608.2	2,608.2	—	2,647.7
Amortization of acquired intangible assets	—	—	—	1,280.5	1,280.5	—	1,280.5
Integration and acquisition costs	164.7	—	52.3	479.7	479.7	—	696.7
Reorganization costs	—	—	—	24.5	24.5	—	24.5
Loss on sale of product rights	—	—	—	(0.4)	(0.4)	—	(0.4)

Total operating expenses	188.9	—	67.6	9,154.3	9,154.3	—	9,410.8

Operating income/(loss) from continuing operations	(188.9)	—	(67.6)	1,861.4	1,861.4	—	1,604.9
Interest income/(expense), net	(109.1)	14.5	(66.5)	(258.6)	(244.1)	—	(419.7)
Other income/(expense), net	1.8	—	4.3	0.7	0.7	—	6.8

Total other income/(expense), net	(107.3)	14.5	(62.2)	(257.9)	(243.4)	—	(412.9)

Income/(loss) from continuing operations before income taxes and equity in earnings/(losses) of equity method investees	(296.2)	14.5	(129.8)	1,603.5	1,618.0	—	1,192.0
Income taxes	1.7	(3.6)	(45.0)	2.3	(1.3)	—	(44.6)
Equity in earnings/(losses) of equity method investees, net of taxes	1,460.6	—	(119.7)	0.1	0.1	(1,340.9)	0.1

Income/(loss) from continuing operations, net of taxes	1,166.1	10.9	(294.5)	1,605.9	1,616.8	(1,340.9)	1,147.5

Gain from discontinued operations, net of taxes	—	—	—	18.6	18.6	—	18.6

Net income/(loss)	1,166.1	10.9	(294.5)	1,624.5	1,635.4	(1,340.9)	1,166.1

Comprehensive income/(loss)	$3,632.8	$10.9	$2,031.5	$4,088.2	$4,099.1	$(6,130.6)	$3,632.8

Condensed Consolidating Statements of Cash Flows

(Unaudited, In millions)

Nine months ended September 30, 2018	Shire plc (Parent Guarantor)	SAIIDAC (SAIIDAC Notes Subsidiary Issuer)	Baxalta Inc. (Baxalta Notes Subsidiary Issuer and SAIIDAC Notes Subsidiary Guarantor)	Non-Guarantor Non-Issuer Subsidiaries	Non-Guarantor Subsidiaries of Baxalta Notes	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:

Net cash provided by/(used in) operating activities	$(251.2)	$(17.4)	$264.2	$2,811.9	$2,794.5	$—	$2,807.5

CASH FLOWS FROM INVESTING ACTIVITIES:
Transactions with subsidiaries	(228.0)	(16,010.0)	(11,268.3)	(32,187.9)	(48,197.9)	59,694.2	—
Proceeds from sale of Oncology franchise	—	—	—	2,412.2	2,412.2	—	2,412.2
Purchases of PP&E	—	—	—	(564.6)	(564.6)	—	(564.6)
Acquisition of business, net of cash acquired	—	—	—	(104.7)	(104.7)	—	(104.7)
Proceeds from sale of investments	—	—	—	31.8	31.8	—	31.8
Other, net	—	—	—	(97.9)	(97.9)	—	(97.9)

Net cash provided by/(used in) investing activities	(228.0)	(16,010.0)	(11,268.3)	(30,511.1)	(46,521.1)	59,694.2	1,676.8

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving line of credit, long term and short term borrowings	—	2,685.0	—	1,050.3	3,735.3	—	3,735.3
Repayment of revolving line of credit, long term and short term borrowings	—	(3,780.0)	(3,129.5)	(1,059.5)	(4,839.5)	—	(7,969.0)
Proceeds from/(to) intercompany borrowings	923.5	17,122.4	14,142.0	27,506.3	44,628.7	(59,694.2)	—
Contingent consideration payment	(396.0)	—	—	—	—	—	(396.0)
Payment of dividend	(48.6)	—	—	(228.0)	(228.0)	—	(276.6)
Proceeds from issuance of stock for share-based compensation arrangements	0.3	—	9.1	171.4	171.4	—	180.8
Other, net	—	—	(18.0)	(7.6)	(7.6)	—	(25.6)

Net cash provided by/(used in) financing activities	479.2	16,027.4	11,003.6	27,432.9	43,460.3	(59,694.2)	(4,751.1)

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	(11.9)	(11.9)	—	(11.9)

Net decrease in cash, cash equivalents and restricted cash	—	—	(0.5)	(278.2)	(278.2)	—	(278.7)
Cash, cash equivalents and restricted cash at beginning of period	—	—	0.5	511.3	511.3	—	511.8

Cash, cash equivalents and restricted cash at end of period	$—	$—	$—	$233.1	$233.1	$—	$233.1

Condensed Consolidating Statements of Cash Flows

(Unaudited, In millions)

Nine months ended September 30, 2017	Shire plc (Parent Guarantor)	SAIIDAC (SAIIDAC Notes Subsidiary Issuer)	Baxalta Inc. (Baxalta Notes Subsidiary Issuer and SAIIDAC Notes Subsidiary Guarantor)	Non-Guarantor Non-Issuer Subsidiaries	Non-Guarantor Subsidiaries of Baxalta Notes	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:

Net cash provided by/(used in) operating activities	$(102.9)	$(62.9)	$0.6	$2,902.3	$2,839.4	$—	$2,737.1

CASH FLOWS FROM INVESTING ACTIVITIES:
Transactions with subsidiaries	(1,339.3)	(262.9)	(659.3)	(4,209.1)	(4,472.0)	6,470.6	—
Purchases of PP&E	—	—	—	(565.5)	(565.5)	—	(565.5)
Proceeds/(payments) from sale of investments	—	—	(9.8)	57.9	57.9	—	48.1
Other, net	—	—	—	34.8	34.8	—	34.8

Net cash provided by/(used in) investing activities	(1,339.3)	(262.9)	(669.1)	(4,681.9)	(4,944.8)	6,470.6	(482.6)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving line of credit, long term and short term borrowings	2,110.0	1,150.0	—	1.6	1,151.6	—	3,261.6
Repayment of revolving line of credit, long term and short term borrowings	(2,560.0)	(3,100.0)	—	(4.5)	(3,104.5)	—	(5,664.5)
Proceeds from/(to) intercompany borrowings	1,919.6	2,275.8	623.9	1,651.3	3,927.1	(6,470.6)	—
Payment of dividend	(27.6)	—	—	(207.1)	(207.1)	—	(234.7)
Proceeds from issuance of stock for share-based compensation arrangements	0.2	—	4.6	87.4	87.4	—	92.2
Other, net	—	—	(0.8)	(25.4)	(25.4)	—	(26.2)

Net cash provided by/(used in) financing activities	1,442.2	325.8	627.7	1,503.3	1,829.1	(6,470.6)	(2,571.6)

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	6.2	6.2	—	6.2

Net decrease in cash and cash equivalents and restricted cash	—	—	(40.8)	(270.1)	(270.1)	—	(310.9)
Cash, cash equivalents, and restricted cash at beginning of period	—	—	41.7	512.8	512.8	—	554.5

Cash, cash equivalents, and restricted cash at end of period	$—	$—	$0.9	$242.7	$242.7	$—	$243.6

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

On May 8, 2018, Takeda and Shire signed a Co-operation Agreement and announced an offer to acquire all of the issued and to-be-issued share capital of Shire. The unaudited pro forma condensed combined financial data set forth below gives effect to the following:

•	the Shire Acquisition, which is expected to close in the first half of 2019, the actual date of close to be determined (the “Closing”);

•	the financing obtained by Takeda to fund the cash portion of the acquisition consideration; and

•	the issuance of shares of Takeda to shareholders of Shire (collectively, the “Transactions”).

The final purchase price will vary based on the exchange rate at the date of the Closing and the Takeda share price on that date. The terms and conditions of the financing that will be used to fund the acquisition, including the amount of debt we actually incur, have not been finally determined and are subject to change.

The unaudited pro forma condensed combined statement of financial position gives effect to these transactions as if they occurred on March 31, 2018 and the unaudited pro forma condensed combined statements of income give effect to these transactions as if they occurred as of April 1, 2017. The unaudited pro forma condensed combined financial information has been prepared by management in accordance with the regulations of the SEC and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Shire Acquisition been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or results of operations of the combined entity. There were no material transactions between Shire and Takeda during the period presented in the unaudited pro forma condensed combined financial statements that would need to be eliminated.

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting under IFRS, with Takeda being the accounting acquirer. The pro forma adjustments are preliminary and based on currently available information. The pro forma adjustments have been made solely for the purpose of preparing these unaudited pro forma condensed combined financial statements. Differences between these preliminary estimates and the final acquisition accounting will likely occur and these differences could be material. The differences, if any, could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and Takeda’s future results of operations and financial position.

In addition, the unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Shire Acquisition, the costs to integrate the operations of Shire or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

The unaudited pro forma condensed combined financial information gives pro forma effect to events that are directly attributable to the Shire Acquisition, are factually supportable, and with respect to the unaudited pro forma condensed combined statements of operations, are expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined statement of income excludes ¥24,362 million of non-recurring costs expected to be incurred in connection with the acquisition and the impact of any incremental cost of sales related to the recognition of Shire’s inventory at fair value of ¥400,266 million, which is expected to be recorded within the first year after Closing.

All financial data included in the unaudited condensed combined financial information is presented in millions of Japanese yen and has been prepared on the basis of IFRS and Takeda’s accounting policies. For the purpose of the pro forma condensed combined financial information, Shire’s historical financial information as of and for the year ended December 31, 2017 has been conformed from U.S. GAAP to IFRS and Takeda’s accounting policies for material accounting policy differences based on information available to Takeda.

The unaudited pro forma condensed combined financial information set forth below should be read in conjunction with the audited consolidated financial statements and the related notes of Takeda and Shire included in this registration statement. Amounts shown in the tables below have been rounded to the nearest indicated digit unless otherwise specified. As a result, the sum of the components may not equal the total amount reported due to rounding.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2018

(millions of JPY)

	Takeda	Shire (A)	Pro forma Adjustments	Note	Pro forma
ASSETS
Non-current assets:
Property, plant and equipment	536,801	749,012	36,878	(B)	1,322,691
Goodwill	1,029,248	2,238,458	928,682	(B)(ii)(c)	4,196,388
Intangible assets	1,014,264	3,744,677	1,709,676	(B)(ii)(a)	6,468,617
Deferred tax asset	64,980	35,611	868	(E)	101,459
Other	382,362	50,340	—		432,702

Total non-current assets	3,027,655	6,818,098	2,676,104		12,521,857

Current assets:
Inventories	212,944	371,571	444,740	(B)	1,029,255
Trade and other receivables	420,247	394,864	—		815,111
Cash and cash equivalents	294,522	57,677	172,770	(C)	524,969
Other current assets	151,095	51,479	—		202,574

Total current assets	1,078,808	875,591	617,510		2,571,909

Total assets	4,106,463	7,693,689	3,293,614		15,093,766

LIABILITIES
Non-current liabilities:
Bonds and loans	985,644	1,858,972	—		2,844,616
Net defined benefit liabilities	87,611	66,056	—		153,667
Deferred tax liabilities	90,725	535,912	571,824	(B)(ii)(b)	1,198,461
Other	187,565	215,366	—		402,931

Total non-current liabilities	1,351,545	2,676,306	571,824		4,599,675

Current liabilities:
Bonds and loan	18	313,948	3,374,561	(D)	3,688,527
Trade and other payables	240,259	71,752	—		312,011
Provisions	132,781	234,402	—		367,183
Other	364,451	296,958	—		661,409

Total current liabilities	737,509	917,060	3,374,561		5,029,130

Total liabilities	2,089,054	3,593,366	3,946,385		9,628,805

EQUITY
Share capital	77,914	9,255	1,741,276	(E)	1,828,445
Share premium	90,740	2,827,075	(1,105,692)	(E)	1,812,123
Treasury shares	(74,373)	(31,942)	31,942	(E)	(74,373)
Retained earnings	1,557,307	1,140,737	(1,165,099)	(E)	1,532,945
Other components of equity	345,836	155,198	(155,198)	(E)	345,836
Equity attributable to owners of the Company	1,997,424	4,100,323	(652,771)		5,444,976
Non-controlling interests	19,985	—	—		19,985

Total equity	2,017,409	4,100,323	(652,771)		5,464,961

TOTAL LIABILITIES AND EQUITY	4,106,463	7,693,689	3,293,614		15,093,766

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2018

(millions of JPY except share and per share data)

	Takeda	Shire (a)	Pro forma Adjustments	Note	Pro forma
Revenue	1,770,531	1,703,475	—		3,474,006
Cost of sales	(495,921)	(529,114)	(1,330)	(F)	(1,026,365)
Selling, general and administrative expense	(628,106)	(393,241)	(831)	(F)	(1,022,178)
Research and development expense	(325,441)	(184,046)	(227)	(F)	(509,714)
Amortization and impairment losses on intangible assets associated with products	(122,131)	(198,651)	(323,027)	(G)	(643,809)
Other operating income (expense), net	42,857	(99,072)	1,510	(I)	(54,705)

Operating profit	241,789	299,351	(323,905)		217,235
Finance income (expense), net	7,615	(65,799)	(137,856)	(H)	(196,040)
Share of profit (loss) of investments accounted for using the equity method	(32,199)	337	—		(31,862)

Profit before tax	217,205	233,889	(461,761)		(10,667)
Income tax (expense) / benefit	(30,497)	278,821	115,440	(J)	363,764

Net profit for the year, before discontinued operations	186,708	512,710	(346,321)		353,097
Gain/(loss) from discontinued operations	—	2,023	—		2,023

Net profit for the year	186,708	514,733	(346,321)		355,120

Attributable to:
Owners of the Company	186,886				353,275
Non-controlling interest	(178)				(178)

Profit from continuing operations	186,708				353,097

Earnings from continuing operations per share (JPY):
Basic	239.35				227.16
Diluted	237.56				226.30
Weighted average shares outstanding (in millions):
Basic	780.8				1,555.2
Diluted	786.7				1,561.1

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

Basis of Preparation

The unaudited pro forma condensed combined statement of financial position as of March 31, 2018 and the unaudited pro forma condensed combined statements of income for the year ended March 31, 2018 reflect adjustments that are: (i) directly attributable to the Transactions; (ii) factually supportable; and (iii) with respect to the pro forma condensed combined statement of income, expected to have a continuing impact on the combined results following the consummation of the Transactions.

The unaudited pro forma condensed combined statement of financial position has been prepared by combining Takeda’s statement of financial position as of March 31, 2018 and Shire’s balance sheet as of December 31, 2017 and applying the pro forma adjustments described below. The unaudited pro forma condensed combined statement of income statement of income has been prepared by combining Takeda’s statement of income for the year ended March 31, 2018 and Shire’s for the year ended December 31, 2017 and applying the pro forma adjustments described below. Management has elected to combine the historical financial information based on the respective fiscal year end of each company, as permitted by the SEC. The historical Shire balance sheet and income statement have not been updated for any significant events that may have occurred between December 31, 2017 and March 31, 2018. In addition, the historical financial information of Shire has been prepared based on U.S. GAAP, which has been converted to IFRS and Takeda’s accounting policies. The pro forma condensed combined statement of financial position has been prepared assuming the Closing occurred on March 31, 2018 and the pro forma condensed combined statement of income has been prepared assuming the Closing occurred on April 1, 2017.

The pro forma adjustments for the Transactions are made on the basis that it is a business combination that is accounted for under the acquisition method of accounting in accordance with IFRS 3, Business Combinations. Accordingly, Takeda has estimated the fair value of Shire’s assets acquired and liabilities assumed and conformed Shire’s accounting policies to its own for material policy differences and based on available information.

The unaudited pro forma condensed combined financial statements have been prepared based upon currently available information and assumptions deemed appropriate by Takeda management and for informational purposes only and should be read in conjunction with Takeda’s and Shire’s financial statements. The preparation of these unaudited pro forma condensed combined financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma condensed combined financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the Transactions described below had been affected on the dates indicated, nor are they indicative of Takeda’s future results.

Pro forma adjustments

(A)

The historical financial statements of Shire were prepared in accordance with U.S. GAAP and prepared in US dollars. The historical financial information of Shire presented in the pro forma condensed combined financial information has been conformed from Shire’ s historical financial information to IFRS and Takeda’s accounting policies for material accounting policy differences based on information available at the time of preparation and converted to Japanese Yen. A reconciliation of the historical financial information of Shire to Shire’s financial information based on IFRS and the foreign currency rates used to convert the historical financial statements to Japanese yen are presented in Note K.

Based upon the available information, Takeda is not aware of any additional accounting policy differences that would have a material impact on the unaudited pro forma condensed combined financial information and that have not been reflected in the conversion shown in Note K. Takeda will review Shire’s accounting policies subsequent to the Closing in more detail. As a result of that review, Takeda may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.

(B)	Reflects the preliminary purchase price allocation among assets acquired and liabilities assumed as set forth below (in millions of JPY):

Amount
Estimated purchase price:
Cash	3,123,673
Takeda shares	3,501,063

Total (i)	6,624,736

Preliminary estimate of assets acquired and liabilities assumed (ii)
Net assets of Shire at December 31, 2017	4,100,323
Less: Cash for estimated transaction expenses (note C)	(23,739)
Less: Historical goodwill	(2,238,458)
Less: Historical intangible assets	(3,744,677)

Adjusted net book value of liabilities assumed	(1,906,551)
Increase inventory to fair value	444,740
IPR&D at fair value	276,030
Other identifiable intangible assets at fair value	5,178,323
Increase property, plant and equipment to fair value	36,878
Deferred tax impact of fair value adjustments (ii)(b)	(571,824)

Preliminary allocation to goodwill	3,167,140

(i)	The aggregate preliminary purchase price is calculated as follows (in millions of JPY except per share data):

Amount
Calculation of estimated cash consideration(a):
Number of Shire shares to be purchased	923,003,637
Cash consideration per share ($30.33 per share) in ¥	3,349

Cash paid for shares and vested share settled awards	3,091,139
Cash paid for cash settled awards	32,534

Total (b)	3,123,673

Calculation of estimated fair value of shares issued as consideration:
Total Shire shares outstanding	923,003,637
Conversion ratio (as per agreement)	0.839

Estimated Takeda shares to be issued	774,400,051
Fair value per share based on Takeda share price	4,521

Total estimated fair value of shares issued as consideration (c)	3,501,063

(a)	Cash consideration per share was converted to JPY at US$1.00 to ¥110.412 as of August 22, 2018.

(b)	The number of shares to be purchased represents the outstanding shares of Shire at March 31, 2018 and the estimated number of vested share settled awards to be treated as shares in the acquisition.

Cash consideration for shares was estimated based on 910,670,167 Shire shares outstanding expected to be purchased as of March 31, 2018.

Cash consideration for vested Shire share settled awards was estimated based on 12,333,470 Shire share award units as of March 31, 2018. The share awards are expected to be vested at the Closing and are to be settled the same as Shire’s ordinary outstanding shares. For purposes of the pro forma we have assumed these share awards will be share settled, however, Shire may elect to cash settle as permissible under the plans. If this election is made prior to the Closing, this would reduce cash and the value of shares issued to shareholders by ¥46,492 million.

Cash paid for share settled awards relate to Baxalta share units that require cash settlement upon a change in control. The total cash consideration related to these awards is based on an assumed number of units of 4,555,361 at ¥7,142 per share, which represents the estimated total price to be paid by Takeda for each Shire share outstanding.

The total cash consideration will vary based on the USD to JPY exchange rate on the date of the Shire Acquisition. From May 8, 2018, the date on which Takeda’s initial offer was made public, to August 22, 2018, the foreign currency exchange rate from USD to JPY ranged from ¥108.728 to ¥112.900 per US$1.00, or a range of approximately 4%. A 5% weakening of the Japanese yen to US dollar would increase the cash amount by ¥155,122 million and a 5% strengthening of the Japanese yen to the US dollar would decrease the cash amount by ¥155,499 million.

(c)

The estimated fair value of shares issued was calculated based on the outstanding shares and share awards at March 31, 2018, multiplied by the exchange ratio of 0.839, and Takeda’s closing share price as of August 22, 2018 of ¥4,521 per share.

The fair value of the consideration settled in shares is subject to change based on movements in Takeda’s’ share price. From the date on which Takeda’s initial offer was made public on May 8, 2018 to August 22, 2018, Takeda’s closing share price has ranged from ¥4,203 to ¥4,844, or range of approximately 15%. A 20% decrease in Takeda’s share price would reduce the value of the shares issued by ¥700,213 million and a 20% increase in Takeda’s share price would increase the value of the shares to be issued by ¥700,213 million.

As noted above, the final consideration transferred is contingent upon the share price of Takeda shares on the Closing date and the foreign currency exchange rate on the date of acquisition. A difference in any of these factors from the amount assumed herein will result in a change in the purchase price and, as a consequence, a change in goodwill is recognized.

(ii)

The preliminary estimates are based on the data available to Takeda and may change upon completion of the final purchase price allocation. Any change in the estimated fair value of the assets and liabilities acquired will have a corresponding impact on the amount of the goodwill. In addition, a change in the amount of property plant and equipment and other identifiable intangible assets will have a direct impact on the amount of amortization and depreciation recorded against income in future periods. The impact of any changes in the purchase price allocation may have a material impact on the amounts presented in this pro forma condensed combined financial information and in future periods.

(a)	The pro forma adjustment for intangible assets is calculated as follows (in millions of JPY):

Amount
Fair value of IPR&D	276,030
Fair value of other intangible assets	5,178,323
Less: Historical intangible assets	(3,744,677)

Pro forma adjustment	1,709,676

(b)	The estimated tax impact is based on assumed tax rate of 25%, which represents Takeda’s 2017 estimated global blended statutory tax rate applicable to the fair value step-ups.

(c)

The acquired assets and liabilities assumed are reflected at their preliminarily estimated fair values with the excess consideration recorded as goodwill. The pro forma adjustment for goodwill is calculated as follows (in millions of JPY):

Amount
Preliminary allocation to goodwill	3,167,140
Less: Historical goodwill	(2,238,458)

Pro forma adjustment	928,682

(C)	Reflects the impact on cash and cash equivalents of the Transactions calculated as follows (in millions of JPY):

Amount
Net proceeds from borrowings (Note D)	3,406,210
Estimated Takeda transaction costs (Note E)	(54,379)
Estimated Shire transaction costs (i)	(23,739)
Debt issuance costs (Note D)	(31,649)
Cash consideration for the Shire Acquisition	(3,123,673)

Pro forma adjustment	172,770

(i)	This represents estimated transaction costs expected to be paid by Shire at close which will reduce cash acquired by Takeda.

(D)	Reflects the borrowings to be entered into in connection with the Shire Acquisition (in millions of JPY):

Amount
Bridge financing (i)	2,578,120
Term loan	828,090
Total (ii)	3,406,210
Less: Estimated debt issuance costs	31,649

Pro forma adjustment	3,374,561

(i)

Takeda has a bridge financing facility in place to provide the funding necessary to pay for the cash portion of the acquisition price. Takeda expects to replace this bridge financing facility with the issuance of bonds prior to the Closing.

(ii)

The total proceeds have been based on the assumed composition of USD and Euro debt described above in (a) and (b) and assuming a foreign currency exchange rate of USD to JPY of ¥110.412 per US$1.00 and a conversation of Euro to JPY of ¥130.260 per Euro 1.00.

(E)	Represents the elimination of Shire’s historical equity and the impact of the Transactions on equity calculated as follows (in millions of JPY):

	Share Capital	Share Premium	Treasury Shares	Retained Earnings	Other	Total
Eliminate Shire equity	(9,255)	(2,827,075)	31,942	(1,140,737)	(155,198)	(4,100,323)
Issuance of shares (i)	1,750,531	1,750,532	—	—	—	3,501,063
Transaction costs (ii)	—	(29,149)	—	(24,362)	—	(53,511)

Total pro forma adjustment	1,741,276	(1,105,692)	31,942	(1,165,099)	(155,198)	(652,771)

(i)

Represents impact of the shares issued to finance a portion of the purchase price. This is based on an assumed share price at the date of acquisition of ¥4,521 and the issuance of 774,400,051 shares. As noted above, the number of shares and the value of the shares will be based on the share price at Closing and may differ from these amounts.

(ii)

Represents the impact on retained earnings of the transaction costs to be paid by Takeda that will be recorded at the time of the acquisition, net of the associated tax benefit related to the tax deduction of these costs. These costs include ¥24,362 million that will be expensed in future periods and ¥29,149 million related to registration of equity that will be recorded directly to equity. The tax benefit is based on the estimated tax-deductible portion of transaction expenses and an assumed tax rate of 25%, which represents Takeda’s 2017 estimated blended global statutory tax rate, and is shown as a pro forma adjustment to deferred tax asset. These transaction costs are excluded from the pro forma condensed combined statement of income, as they are non-recurring in nature.

(F)

Represents the incremental depreciation expense based on the preliminary fair value of property, plant and equipment and an estimated remaining useful life of 15 years calculated as follows (in millions of JPY) :

Asset category	Fair value adjustment	Estimated useful life	Pro forma adjustment
Land	1,060	Indefinite	n/a
Buildings and structures	8,464	15 years	564
Machinery and vehicles	27,354	15 years	1,824

Total	36,878		2,388

If the weighted average estimated useful life of depreciable assets were to increase by one year, pro forma depreciation expense would decrease by ¥3,049 million or increase by ¥3,484 million if the weighted average estimated useful lives were to decrease by one year. If the estimated fair value of estimated depreciable assets were to change by 10%, pro forma annual depreciation expense would increase or decrease by ¥4,878 million.

(G)

Reflects the incremental amortization expense resulting from the recognition of other identifiable intangible assets. The proforma adjustment is based on recognition of amortizable intangible assets of ¥5,454,353 million (Note B) and estimated weighted average life of 5-18 years. If the fair value was to change by 10%, it would result in a ¥52,172 million impact on amortization expense. If the estimated useful life of amortizable intangible assets were to increase by one year, pro forma annual amortization expense would decrease by ¥57,556 million and would increase by ¥78,662 if the estimated useful life were to decrease by one year.

(H)	Reflects the incremental interest expense related to the financing of the acquisition described in Note (D) calculated as follows (in millions of JPY):

	Amount	Term	Pro forma interest expense
Bridge financing (i)	2,578,120	1 year	88,687
Term loan (ii)	828,090	5 years	19,559
Estimated debt issuance costs (iii)	(31,649)		29,610

Pro forma adjustment	3,374,561		137,856

(i)	Bridge financing. The interest is based on the assumption that 100% of the financing is in USD. The interest under the agreement is based on LIBOR plus a margin, which totals 3.44%.
(ii)

Term loan. The interest assumes that 53.3% of the financing is in USD and 46.7% is in Euro. The interest under the agreement is based on LIBOR or EURIBOR plus a margin. We have calculated the interest rate based on the applicable rate for USD and EUR borrowings, which resulted in a weighted average interest rate of 2.36%.

(iii)

The debt issuance costs are amortized over the life of the associated borrowings and are included in interest expense. This adjustment is based on an assumed weighted average term for the borrowings of 1.3 years. If interest rates on the loans were to increase or decrease by 0.125% pro forma interest expense would change by ¥4,258 million on an annual basis. The actual terms and conditions of the Financing, including the amount of debt we actually incur, the currency of the borrowings, the interest rate and the form of the borrowings (as noted in Note D) have not been finally determined and are subject to change.

(I)

Reflects the elimination of non-recurring transactions costs incurred during the year ended March 31, 2018 that are directly related to the Shire Acquisition and are reflected in Takeda’s historical statement of income.

(J)	Reflects the tax impact of the pro forma adjustments based on assumed rate of 25%, which represents Takeda’s 2017 estimated global blended statutory tax rate.

(K)	The following is a reconciliation of Shire’s historical financial information from U.S. GAAP to IFRS and Takeda’s accounting policies (amounts in millions of JPY unless otherwise noted):

UNAUDITED SHIRE CONDENSED BALANCE SHEET IFRS CONVERSION

AS OF DECEMBER 31, 2017

	Historical Shire (USD)(i)	Historical Shire (JPY)(ii)	IFRS conversion adjustments(iii)	Note	Classification adjustments(iii)	Note	Historical Shire IFRS Conversion (JPY)
ASSETS
Non-current assets:
Property, plant and equipment	6,636	749,012	—		—		749,012
Goodwill	19,832	2,238,458	—		—		2,238,458
Intangible assets	33,046	3,729,935	14,742	a.	—		3,744,677
Deferred tax asset	189	21,333	22,055	b.	—		35,611
			(7,777)	c.
Other	446	50,340	—		—		50,340

Total non-current assets	60,149	6,789,078	29,020		—		6,818,098

Current assets:
Inventories	3,292	371,571	—		—		371,571
Trade and other receivables	3,010	339,742	—		27,411	f.	394,864
			—		27,711	k.
Cash and cash equivalents	511	57,677	—		—		57,677
Other current assets	795	89,732	(10,542)	b.	(27,711)	k.	51,479

Total current assets	7,608	858,722	(10,542)		27,411		875,591

Total assets	67,757	7,647,800	18,478		27,411		7,693,689

UNAUDITED SHIRE CONDENSED BALANCE SHEET IFRS CONVERSION

AS OF DECEMBER 31, 2017 (continued)

	Historical Shire (USD)(i)	Historical Shire (JPY)(ii)	IFRS conversion adjustments(iii)	Note	Classification adjustments(iii)	Note	Historical Shire IFRS Conversion (JPY)
LIABILITIES
Non-current liabilities:
Bonds and loans	16,752	1,890,815	—		(38,565)	k.	1,858,972
					6,722	k.
Net defined benefit liabilities	—	—	—		66,056	k.	66,056
Deferred tax liabilities	4,748	535,912	—		—		535,912
Other	2,198	248,090	1,489	d.	38,565	k.	215,366
					(6,722)	k.
					(66,056)	k.

Total non-current liabilities	23,698	2,674,817	1,489		—		2,676,306

Current liabilities:
Bonds and loan	2,789	314,797	—		(849)	k.	313,948
Trade and other payables	4,184	472,252	—		(193,509)	k.	71,752
					(206,991)	g.
Provisions	—	—	—		27,411	f.	234,402
					206,991	g.
Other	909	102,600	—		193,509	k.	296,958
					849	k.

Total current liabilities	7,882	889,649	—		27,411		917,060

Total liabilities	31,580	3,564,466	1,489		27,411		3,593,366

EQUITY
Share capital	82	9,255	—		—		9,255
Share premium	25,082	2,831,030	3,822	e.	—		2,827,075
			(7,777)	c.
Treasury shares	(283)	(31,942)	—		—		(31,942)
Retained earnings	9,921	1,119,793	(3,822)	e.	—		1,140,737
			14,742	a.	—
			(1,489)	d.	—
			11,513	b.
			—		—
Other components of equity/Accumulated other comprehensive income	1,375	155,198	—		—		155,198
Equity attributable to owners of the company	36,177	4,083,334	16,989		—		4,100,323
Non-controlling interests	—	—	—		—		—

Total equity	36,177	4,083,334	16,989		—		4,100,323

TOTAL LIABILITIES AND EQUITY	67,757	7,647,800	18,478		27,411		7,693,689

UNAUDITED SHIRE CONDENSED STATEMENT OF INCOME IFRS CONVERSION

FOR THE YEAR ENDED DECEMBER 31, 2017

	Historical Shire (USD)(i)	Historical Shire (JPY)(ii)	IFRS conversion adjustments(iii)	Note	Classification adjustments(iii)	Note	Historical Shire IFRS Conversion (JPY)
Revenue	15,161	1,703,475	—		—		1,703,475
Cost of sales	(4,701)	(528,200)	(778)	e.	(136)	h.	(529,114)
Selling, general and administrative expense	(3,531)	(396,740)	(2,124)	e.	136	h.	(393,241)
			(197)	d.	5,684	i.
Research and development expense	(1,763)	(198,089)	(597)	e.	(102)	j.	(184,046)
			14,742	a.	—
Amortization and impairment losses on intangible assets associated with products	(1,768)	(198,651)	—		—		(198,651)
Other operating income (expense), net (iv)	(943)	(105,954)	(323)	e.	(5,684)	i.	(99,072)
			11,528	l.	1,361	k.	—

Operating profit	2,455	275,841	22,251		1,259		299,351
Finance income (expense), net (v)	(562)	(63,146)	(1,292)	d.	(1,361)	k.	(65,799)
Share of profit (loss) of investments accounted for using the equity method	3	337	—		—		337

Profit before tax	1,896	213,032	20,959		(102)		233,889
Income tax (expense) / benefit	2,358	264,943	14,124	b.	102	j.	278,821
			(348)	c.

Net profit for the year, before discontinued operations	4,254	477,975	34,735		—		512,710
Gain/(loss) from discontinued operations	18	2,023	—		—		2,023

Net profit for the year	4,272	479,998	34,735		—		514,733

(i)	Represents the historical balance of Shire at December 31, 2017 and the income statement for the year ended December 31, 2017.
(ii)

The historical USD balance sheet and income statement of Shire are converted to JPY based on a USD to JPY exchange rate of ¥112.871 per $1.00 for the balance sheet and ¥112.359 per $1.00 for the income statement. For the balance sheet, the spot rate at December 31, 2017 of ¥112.871 per $1.00 was used. For the income statement, the average rate for the prior twelve months of ¥112.354 per $1.00 was used.

(iii)	A summary of the differences between U.S. GAAP and Takeda’s accounting policies is as follows:
a.	Reflect adjustment to eliminate expense recorded by Shire for collaboration payments related to products that are not yet commercialized and to recognize IPR&D based on Takeda’s accounting policy.
b.

Reflect adjustments to record a deferred tax asset and reclassify prepaid taxes to tax expense on intercompany inventory transfers under IFRS reporting requirements and to record the cumulative effect on retained earnings.

c.	Reflect adjustments to record the deferred tax asset and tax expense for stock-based compensation under IFRS reporting requirements.
d.

Reflects adjustments to net periodic benefit costs and net defined benefit obligation due to the measurement differences between U.S. GAAP and Takeda accounting policies. These measurement differences relate to the removal of expected return on plan assets and inclusion of interest income on plan assets.

e.	Reflect stock compensation expense based on graded vesting under IFRS. Under U.S. GAAP Shire elected to record the expense on a straight-line basis.
f.	Reclassify Shire’s chargeback and sales discounts reserve from trade and other receivables to provisions.
g.

Reclassify accrued rebates, accrued managed care, accrued Medicare and Medicaid reserves, accrued sales returns, litigation reserves, and other accruals from trade and other payables to current provisions.

h.	Reclassify freight insurance expenses from selling, general and administrative expense to cost of sales.
i.	Reclassify charitable donations from selling, general and administrative expense to other operating expenses.
j.	Reclassify research and development investment tax credits from research and development to income tax expenses.
k.	Reclassify assets and liabilities to align the Shire classification to the Takeda classification.
l.

Reflect adjustment to decrease restructuring expenses in 2017 as this expense would have been recorded in an earlier period under IFRS. There is no corresponding adjustment to the balance sheet as the cumulative retained earnings impact does not change.

(iv)	Other operating expenses includes integration and acquisition costs, reorganization costs, and gain on sale of product rights.
(v)	Finance income (expense), net includes interest income, interest expense, and other income/ (expense), net.